Form 20-F
period 2005-12-31
EMGOLD MINING CORP
filed 2006-06-21
CIK 1199392

June 15, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

[   ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2005

OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]  SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________________

For the transition period from _______________ to _______________

Commission file number 000-51411

EMGOLD MINING CORPORATION (Exact Name of the Registrant as Specified in its Charter)
BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par Value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

65,538,099

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐    No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐

No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐

No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐

Accelerated Filer ☐

Non-Accelerated Filer ☑

Indicate by a check mark which financial statement item the registrant has elected to follow.

  Item 17 ☑  Item 18 ☐

If this report is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and Quantitative and “Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

Conversion of metric units into imperial equivalents is as follows:

Metric units	Multiply by	Imperial units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report may use the terms "measured resources" and "indicated resources."  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This Annual Report may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

S.E.C. Industry Guide	National Instrument 43-101

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United states Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits. Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project’s commerciality and reserve status.

Mineral Reserve: The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: For which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve: The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Glossary of Abbreviations

AA

Annexation Application

Ag

Silver

Au

Gold

Ba

Barium

Co

Cobalt

Cu

Copper

EM

Electromagnetic

Fe

Iron

gpm

Gallons per minute

gpt

Grams per tonne

g/t

Grams per tonne

IP

Induced Polarization geophysical survey

Ni

Nickel

NSR

Net smelter returns royalty

oz

Troy ounce

Pb

Lead

Pd

Palladium

ppb

Parts per billion

ppm

Parts per million

Pt

Platinum

S

Sulphur

ton

Short ton (2,000 pounds)

tonne

Metric ton (1000 kilograms - 2204.62 pounds)

tpd

Tons per day

VLF

Very low frequency electromagnetic geophysical survey

VMS

Volcanogenic massive sulphide

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated.

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

(a)

Directors and Senior Management

Not applicable.

(b)

Advisors

Not applicable.

(c)

Auditor

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2005, 2004 and 2003 was derived from the Company’s consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

The following table constitutes selected financial data for Emgold Mining Corporation, which has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which differs in certain material respects from United States GAAP (“US GAAP”).  Differences affecting the consolidated financial statements of the Company are outlined in Note 12 to the consolidated financial statements.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles for further details, including Note 12 that reconciles Cdn GAAP to US GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Balance Sheet Data	2005	2004	2003	2002	2001
Cdn GAAP
Total assets according to financial statements	$ 5,127,343	$ 2,948,747	$ 6,088,824	$ 208,441	$ 5,077
Total liabilities	1,215,014	1,036,478	710,467	581,670	886,708
Contributed surplus	2,319,034	2,128,708	1,654,998	--	--
Cumulative translation adjustment	(577,456)	(577,456)	(577,456)	(622,352)	(615,021)
Share capital	29965,478	22,910,579	21,403,748	14,191,746	13,457,917
Deficit	(27,794,727)	(22,549,562)	(17,102,933)	(13,942,353)	(13,699,444)
US GAAP
Total assets	5,127,343	2,807,693	6,088,824	208,441	5,077
Total liabilities	601,143	458,949	193,050	581,670	886,708
Share capital	30,488,447	23,488,108	21,965,670	14,191,476	13,457,917
Contributed surplus	2,319,034	2,128,708	1,654,998	--	--
Cumulative translation adjustment	(577,456)	(577,456)	(577,456)	(622,352)	(615,021)
Deficit	$(27,102,682)	$(22,690,616)	$(17,147,038)	$ (13,942,353)	$ (13,699,444)

Cdn GAAP
Equipment and mineral property interests	$ 1,382,621	$ 1,149,781	$ 172,854	$ 55,485	$ 23,200
Ceramext process™	--	141,054	--	--	--
Shareholders’ equity (deficiency)	3,912,329	1,912,269	5,378,357	(373,229)	(856,548)
US GAAP
Equipment and mineral property interests	1,382,621	1,149,781	172,854	55,485	23,200
Shareholders’ equity (deficiency)	4,526,200	2,348,744	5,287,455	(373,229)	(856,548)
Number of outstanding shares	65,538,099	47,158,099	43,455,880	25,119,319	18,589,319

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Statement of Operations Data – (Cdn GAAP)	2005	2004	2003	2002	2001
Investment and other income/recoveries	$ 109,458	$ 60,366	$ 50,788	$ 165,239	$ 227,780
General and administrative expenses	1,916,740	1,632,318	2,086,089	151,036	172,674
Mineral property write-downs	--	--	--	1	43,952
Exploration expenses	1,668,224	2,876,046	1,101,225	257,111	36,064
Ceramext research™ costs	1,769,659	998,631	24,054	--	--
Loss according to financial statements (Cdn GAAP)	(5,245,165)	(5,446,629)	(3,160,580)	(242,909)	(24,910)
Loss per share (Cdn GAAP)	(0.09)	(0.12)	(0.11)	(0.01)	(0.00)
Loss according to financial statements (US GAAP)	(5,067,769)	(5,527,571)	(3,112,491)	(242,909)	(24,910)
Loss per share (US GAAP)	(0.09)	(0.12)	(0.11)	(0.01)	(0.00)

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

Financial Risk Factors

Emgold currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenues from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenues from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold has no revenue other than interest income.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the foreseeable future.  All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2005, Emgold had working capital of $3,136,560 compared to working capital of $1,192,564 at December 31, 2004.  Working capital is defined as current assets less current liabilities.

The Company may be unable to obtain necessary permits for production of gold at the Idaho-Maryland project, its most significant asset.  Ceramics production from the tailings at the Idaho-Maryland project and other materials is dependent upon successful development of the Company’s Ceramext™ technology and if successful, the ability of the Company to obtain the necessary permits to build and operate facilities.  Markets for the ceramics products must also be determined.  The Company’s budget for fiscal 2006 and 2007 encompasses these risks, but there is no guarantee that the planned development will be successful and be completed within the timeframe of two years presently in the Company’s plan of development.  If the Company is unable to obtain equity or some other form of financing to continue operation, development of the Idaho-Maryland Mine would be curtailed, as would research and development and possible commercialization of the Ceramext™ process.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place it in commercial production, and for the development of a full-scale process plant using the Ceramext™ process.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently do not have sufficient financial resources to undertake all of the Company’s plans as outlined in fiscal 2006.  We have been successful in the past in obtaining financing through the sale of equity securities, but as a development stage company, it may be difficult to obtain adequate financing in the future or that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for private placement financings that will carry the Company through the next year of operations, possibly with warrants attached to fund the Company for a further one to two-year period.  The financing will result in dilution of the Company’s shares.  Funds from any private placements will be used primarily for permitting at the Idaho-Maryland Property and for continued research and future development and possible commercialization of the Ceramext™ process.

Volatile gold prices can cause significant changes in the Company’s share price because as gold prices increase or decrease, the economic viability of the mineral properties is affected.  Emgold has no history of mining or sources of revenue.  It is dependent upon financing from forms of capital, whether from issuances of its common shares, joint ventures, or other form of business venture.  The Company is exploring for gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to the volatility of gold prices, and also to the success or failure of the Company’s exploration programs.

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the Idaho-Maryland project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facilities to continue with the underground exploration of the Idaho-Maryland.  It was initially anticipated that permitting would cost approximately $1,200,000 in external costs to complete, and this budget has been revised to $1,800,000, including internal and external costs, and is expected to take fourteen to twenty-four months to complete from May 24, 2005, the date of acceptance of the CMUP application by the City of Grass Valley.  Currently the Company believes that the time frame for obtaining the permits is reasonable.  Consultants hired by the City of Grass Valley, and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment (“MEA”) and Environmental Impact Report (“EIR”) to obtain a CMUP from the City of Grass Valley and other local and state agencies.  Although the City of Grass Valley, as the Lead Agency accepted the Company’s application as complete in May 2005, there are no additional assurances that the Company will be successful in obtaining the CMUP.

The time and resources to obtain and revise permits may significantly add to the cost of exploring or developing a mineral property.  The Company is in the middle of its permitting process, and anticipated costs of approximately $1,316,000 are budgeted for external consultants for the permitting process in 2006.  It is difficult to determine the final cost of all permits and procedures.  Costs incurred during the year ended December 31, 2005, total $267,679, for external consultants.  The Company has a full time employee whose sole responsibility is the permitting and environmental process.  Assistance is provided by other employees within the Company as support for the process.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operations of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company seeks to reopen the historical Idaho-Maryland Mine, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold ore deposits therein,

•

Processing the associated siliceous waste rock from the mine to produce ceramic building materials via a proprietary process, and

•

Operating and maintaining these facilities for the life of the project to be determined by completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.  The Company is currently conducting geotechnical studies, pilot and demonstration work using the Ceramext™ technology to complete a feasibility study to determine the economic viability of producing high quality ceramic building materials from mine development rock and tailings from the Idaho-Maryland Mine or other similar operations.  The outcome of this feasibility work will have a direct impact on the ability of the Company to obtain the CMUP.

The Idaho-Maryland Mine Project will entail the staged exploration and development of up to a 2400 Short Tons Per Day (“STPD”) underground gold mine, mill, as well as a 2,400 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  The ceramics plant will be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Application for the Conditional Mine Use Permit (“CMUP”).  Once the applications are accepted as complete the City may initiate a Master Environmental Assessment (“MEA”) process as a precursor to a California Environmental Quality Act (“CEQA”) review of the project application as proposed.  Certain of the CEQA topics are expected to become issues that are prudent to address in appendices to the Formal Application.  Those are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures will need to be addressed in environmental evaluations for the project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  In summary, those environmental aspects of the project anticipated being of greatest interest to the City and County of Nevada (County) are:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, reclamation planning;

•

Traffic and Circulation in and around the project location (e.g., road design and capacity);

•

Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

•

Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The upside and downside to the project for the first three items above are related to the fact the project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  Therefore, the project will need to address those impacts associated with growth due to industrial development proximate to an urban center.  The Biological, Cultural and Historical Resources are not inconsequential as there are organizations in place to monitor the impacts and remedies to these resources.  Potential impacts may easily be mitigated but will be visible and raise community interest.  The upside and downside could be associated with raising community interest.

Traditionally, local jurisdictions do anticipate compensation for improvement of intersections and expansion of services to accommodate increased demands on social services.

In addition, other requirements of CEQA can be addressed with the Formal application, including:

•

Air Quality – Clean Air Act (“CAA”)/ dust generation, non-point sources (machinery/ vehicles);

•

Geology - Potential for subsidence;

•

Hydrogeology - Effects of dewatering (removal of water from) the mine (viability of private wells);

•

Surface Water and Water Quality - use of and potential exposure to hazardous substances/materials, Clean Water Act (“CWA”), National Pollutant and Discharge Elimination System (“NPDES”) and the Storm Water Pollution Prevention Plan (“SWPPP);

•

Visual - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

•

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

Specific to U.S. properties, costs involved in complying with various government environmental regulations vary by anticipated operations.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 10% or less of the total cost of the program.

In addition, certain types of operations require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the Idaho-Maryland Mine would be curtailed, and operations in Grass Valley, California would cease.

On the Federal, State or Provincial or County level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received for the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  If operations result in negative effects upon the environment, government agencies will usually require the Company to carry out remedial actions to correct the negative effects.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  At present, the Company has estimated that no funds are currently required for reclamation at the Idaho-Maryland property, as reclamation related to a drilling program is normally completed at the end of the program.  The Company and its employees have been engaged in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.

Risk Factors Associated with Mining and Exploration

Emgold’s exploration and development efforts may be unsuccessful in locating viable mineral resources.  Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular, the Idaho-Maryland Property, will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Emgold has completed two surface drill programs totalling approximately 25,000 feet of diamond core drilling to define additional underground targets at the Idaho-Maryland Property, but permitting allowed us to drill from only four separate locations within the City of Grass Valley, which limits the ability of the equipment to extract suitable samples from known targets in the existing mine workings.

Emgold may not be able to market the minerals acquired or discovered by the Company due to factors beyond the control of the Company.  The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

Other Risk Factors

Risks Associated with the Development of the Ceramext™ Technology.  Emgold’s management and consultants have identified possible areas of risk concerning the development of the Ceramext™ technology and are addressing the remediation of these risks during the pilot, demonstration and feasibility phases of the project.  Risks that may apply to the technology include the high-energy consumption that must be expended to remove moisture from the feedstock.  The capital and/or operating costs for removing water from the feedstock may prohibit the economic exploitation of the technology.  There is also a risk that the high temperature viscosity (plastic deformation) behaviour of the complex silicates may be too slow to allow for relatively conventional forming techniques to be used to make products after extrusion.  The process will require uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Ceramext™ vacuum hot extrusion process has been demonstrated on a preliminary, laboratory basis.  It has been possible to perform simple extrusion on a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  However, the basic parameters of the process have not been completely studied and the process is far from production ready.  In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and it is presently not available since the process is new.

Emgold’s title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the Idaho-Maryland property, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold’s mineral property interests include mineral claims in British Columbia, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.

Currency fluctuations between the United States dollar and the Canadian dollar may affect its financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2005, most of the funds of the Company were raised in Canadian dollars and were held primarily in United States dollars, and are therefore subject to currency fluctuation against the Canadian dollar.  The consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

We may not be able to insure certain risks which could negatively impact our operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.  A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the Unities States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Emgold’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  All of the directors and officers of Emgold serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Emgold.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Emgold and their duties to the other companies on whose boards they serve, the directors and officers of Emgold expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

Emgold is dependent on its ability to recruit and retain key personnel.  Emgold has relied on and may continue to rely upon consultants and others for exploration, development and technical expertise.  The Company strongly depends on the business and technical expertise of its management and key personnel.  The Company has been able to expand its management and human resources to date in fiscal 2005.  As the Company’s operations expand additional general management and human resources will be required.  It may be difficult for Emgold to find and retain the services of qualified personnel.  The success of Emgold and its ability to continue to carry on operations is dependent to a significant extent on its ability to retain the services of these employees and members of its board of directors.  Emgold does not have key man insurance for any of its officers or employees, as the Company is still at an early stage of development, and there is a high level of communication between all employees and consultants working for the Company.  As the size of the Company increases and job functions narrow, the Company will review the need for key man insurance.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year may have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Emgold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold’s net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer.  Emgold’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market.  Rules 15-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on NASD broker-dealers who make a market in a “penny stock”.  A “penny stock” is defined as an equity security with a market price of less than $5.00 per share.  However, an equity security with a market price under $5.00 will not be considered a penny stock if it fits within any of the following exceptions:

(i)

the equity security is listed on NASDAQ or a national securities exchange;

(ii)

the issuer of the equity security has been in continuous operation for LESS than three years, and either has (a) net tangible assets of at least $5,000,000, or (b) average annual revenue of at least $6,000,000; or

(iii)

the issuer of the equity security has been in continuous operation for MORE than three years, and has net tangible assets of at least $2,000,000.

The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market.  Under this rule, broker/dealers who recommend Emgold’s securities to persons other than established customers and accredited investors (generally, an individual with net worth in excess of US$1,000,000 or an annual income exceeding US$200,000, or US$300,000, together with his or her spouse) must make a special written suitability determination for the purchaser and receive the purchaser’s written agreement to a transaction prior to sale.  Securities are exempt from this rule if their market price is at least $5.00 per share.

In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the US Securities and Exchange Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer’s account and information with respect to the limited market in penny stocks.

Emgold’s stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Emgold’s common stock also limits Emgold’s ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher.

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company has experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold’s shares have ranged between approximately Cdn$0.27 and Cdn$1.55 in the last three years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:

Emgold has stock options outstanding (6,304,000, at April 30, 2006), of which 1,219,000 are exercisable at prices ranging from Cdn$0.10 to Cdn$0.60 per share which will likely act as an upside damper on the trading range of Emgold’s shares.  The remaining 5,085,000 options are exercisable at prices of Cdn$0.90 to Cdn$1.00 per share, which is outside the trading range of Emgold from January 1, 2006, to March 31, 2006, of Cdn$0.42 to Cdn$0.77 per share.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of April 30, 2006.  At April 30, 2006, there were 18,360,000 warrants exercisable at a price of Cdn$0.70, of which 3,480,000 expire on May 3, 2007, and 14,880,000 expire on June 10, 2007.  During the year ended December 31, 2005, 6,232,799 warrants exercisable at a price of Cdn$1.00 expired on December 22, 2005, unexercised.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares.  Dilutive securities at April 30, 2006, represent approximately 37.63% of Emgold’s issued shares.  Subsequent to March 31, 2006, the Company has issued 50,000 common shares pursuant to an exercise of 50,000 stock options at a price of Cdn$0.10.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The legal and commercial name of the Company, which is the subject of this Form 20-F, is “Emgold Mining Corporation”.

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia  V6C 3P1

Telephone:  (604) 687-4622

Facsimile:  (604) 687-4212

E-Mail:  info@emgold.com

Website:  www.emgold.com

The contact persons in Vancouver are William J. Witte, President and Chief Executive Officer and Michael O’Connor, Manager, Investor Relations.

The Company does not have an agent in the United States, and accordingly, the mailing address of the Company is the Company’s executive office at the address noted above.

The Company’s fiscal year end is December 31.

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “EMR”.  They also trade on the OTC Pink Sheets under the symbol “EGMCF” in the United States, and since January 2006 have traded on the Frankfurt market under the symbol “EML”.

Emgold Mining Corporation (“Emgold” or the “Company”) was originally incorporated under the Company Act (British Columbia) as 361869 BC Ltd. on March 17, 1989.  The Company’s name was changed to HLX Resources Ltd. (“HLX”) on July 19, 1989.  On August 31, 1989, HLX was amalgamated with four mineral exploration companies - Eastern Mines Ltd. (incorporated March 10, 1980), Gallant Gold Mines Ltd. (incorporated January 18, 1979), Silver Sceptre Mines Ltd. (incorporated March 10, 1980) and Standard Gold Mines Ltd. (incorporated February 6, 1980).  Eastern Mines Ltd., Silver Sceptre Mines Ltd. and Standard Gold Mines Ltd. originally had exploration properties in the Terrace Bay area of Ontario.  Gallant Gold Mines Ltd. originally had exploration properties in the Rossland-Trail area of British Columbia.  After the amalgamation, the resulting company continued to be named HLX Resources Ltd.

On March 30, 1992, HLX changed its name to Emperor Gold Corporation at which time a special resolution of the shareholders was passed to consolidate the common shares on a five old for one new common share basis and to increase the authorized share capital from 10,000,000 common shares without par value and 50,000,000 first preference shares without par value, to 50,000,000 common shares without par value and 50,000,000 first preference shares without par value.  The Company’s memorandum and articles were amended to reflect this change.  On August 12, 1997, the Company’s memorandum and articles were again amended as the Company changed its name to Emgold Mining Corporation.  The name was changed due to the fact that there was an unrelated mining company with a very similar name to the Company, with offices in Vancouver, British Columbia.  To avoid continued confusion between the two companies, the name was shortened to Emgold.

In fiscal 2002, the Company’s share capital was increased from 100,000,000 to 550,000,000 shares without par value, divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.  The Company was continued under the Business Corporations Act in British Columbia in June 2005, and the authorized share capital of the Company was changed to an unlimited number of common shares without par value and an unlimited number of first preference shares.

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed financial years, and prior to that, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the Idaho-Maryland Property located near the city of Grass Valley in Nevada County, California, U.S.A.  The Company originally acquired the rights to the Idaho-Maryland property in August 1993.  Over the next five years, significant expenditures were made on the Idaho-Maryland property.  It became increasingly difficult to continue to raise capital to continue with the exploration activities a project the size of the Idaho-Maryland requires.  Gold prices continued to drop and the Company determined that the property required a write-down to a nominal carrying value of $1.  The Company was still very interested in the Idaho-Maryland property and continued to pursue various financing alternatives.  The owners of the Idaho-Maryland property also tried to sell the property but were not successful.

During 2002, the Company successfully renegotiated the terms and conditions of an agreement with the owners of the Idaho-Maryland Property.  The previous lease had been terminated.  The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners have granted to Emgold the exclusive right and option to purchase all of the leased property.  As consideration for this option, Emgold agreed to pay to the owners the following non-refundable amounts: $9,000 on each of the following dates: May 31, 2002, August 1, 2002, and December 1, 2002, all of which were paid.  Payments of $19,500 were paid quarterly on the first day of February, May, August and November in 2003, and payments of $25,500 were paid quarterly or will be paid quarterly on the first business day of each of the same months during the years from 2004 to 2007.  In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000.  For succeeding lease years in which the option may be exercised, that price will be increased by 3% each year.  All royalty payments are applied as a credit on the purchase price, but option payments may not be so applied.

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments were $17,005 per month beginning April 1, 2004, and increased to $17,900 on April 1, 2005, and then to $20,138 on April 1, 2006.  The warehouse style building is of sufficient size to store the core and maps relating to the Idaho-Maryland project.  Currently two pilot ceramic test plants are also housed in the facility, and the building is large enough to house, build and test a demonstration-sized plant utilizing the Ceramext™ process.  There is good access to the building.  It has the electrical power, natural gas and other building services to conduct all testing required.  Subsidiary administration, geological and research personnel are all housed in the building.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500.  The property was acquired to complement the Idaho-Maryland property, as the combined 102.5-acre site would be suitable for mining milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name.  The land is expected to be required for buildings that may be needed for construction of mining operations including ceramic storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City of Grass Valley.

Emgold has also acquired the rights to the Ceramext™ technology, and its potential application at the Idaho-Maryland Mine and as a business opportunity for processing a wide range of other waste materials to produce high quality ceramic building materials.  The Company is currently building and operating a pilot plant and has constructed a new pilot line and demonstration plant currently in the start-up phase.  These plants are to assist in the commercialization of the process and to conduct marketing and feasibility studies.

The Company has completed a NI 43-101 Technical Report and Preliminary Assessment (“Preliminary Assessment”) (required by regulatory authorities in Canada) prepared by AMEC Americas Limited (“AMEC”), using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials.  The report identifies the necessary activities for staged development of the Idaho-Maryland Mine and also includes the estimated capital and operating cost to put the historic mine back into production as a ceramic producer and complete a large underground gold exploration program leading to a feasibility study to possibly define an economic gold reserve.  The Preliminary Assessment describes the staged development of the Idaho-Maryland Mine to process 1,200 tons per day to 2,400 tons per day to produce from 90 million to over 300 million equivalent square feet of ceramic tile per year.  If the Company is able to obtain financing for the development of the Ceramext™ process and is able to successfully commercialize the process, revenues from licensing and royalties should obtainable from other new and existing operations.  Other revenue would be expected from the production of ceramic building materials.  The feedstock for this material could come from mine development rock and tailings (Idaho-Maryland Mine), incinerator ash, fly ash from coal-fired power plants, slag, clays and other waste materials.

At the end of October 2005 the Company received an initial ceramics marketing study, commissioned by the Company in August.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which is being used to assist the Company in developing designs of high quality ceramic products.  The study is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies are progressing in fiscal 2006 and will be on-going in the future as commercialization of the technology and products advance.

The Company has an ongoing requirement to protect the intellectual property that is developing as an extension to the existing patented technology and patents pending.  The Company maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its ceramic materials for commercial use, the Company is not offering its technology and/or the ceramics produced for sale at this time.  It has deferred any such sales in deference to the requirements of its intellectual property protection program and will only enter into marketing and research and development agreements and other similar arrangements so as to preclude its ability to continue to file patents to protect its technology.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products under development arrangements. The Company expects to have several Memoranda of Understanding defining development agreements in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company has signed a Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  It is anticipated that the first payments from test production using the Ceramext™ process will be realized late in the second quarter or in the third quarter of fiscal 2006.  Scale of production will be limited by the size of the current research and development facility.  As the year progresses, test production may migrate to the demonstration-scale facility under development in Grass Valley.

Emgold also has options on three properties, the Rozan and the Stewart and contiguous Jazz property, which are located in the Nelson district north of Ymir in south-eastern British Columbia.

B.

Business Overview

General

Emgold Mining Corporation (“Emgold” or the “Company”) is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals and the development and commercialization of novel technology for the production of high value ceramics products from minerals and siliceous waste products.

The Company explores for minerals, in particular gold, and to date has concentrated its efforts on the advanced stage exploration project, the Idaho-Maryland Mine in California and the early stage exploration properties, the Stewart and Jazz and Rozan properties in British Columbia.  No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.  In 2004 the Company acquired the rights to the Ceramext™ technology.  The Company utilizes the services of employees and consultants in Grass Valley for exploration on the Idaho-Maryland property and the research and development of the Ceramext™ process.

The prices of common shares of development stage gold exploration companies are indirectly tied to gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1996 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
1996	387.81	414.80	367.40
1997	331.02	362.15	283.00
1998	294.24	313.15	273.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006 (to April 30)	566.49	644.00	524.75

Idaho-Maryland Mine

IMMC seeks to reopen the historical Idaho-Maryland Mine (also referred to as “Idaho-Maryland Project”, or the “Idaho Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations. Readers are cautioned that a CMUP is required in order to remove water from the existing mine workings at the Idaho-Maryland Mine and to construct a decline to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005.  The City requested additional information to complete the application in a response letter dated March 11, 2005, and the application was received as substantially complete on May 24, 2005.  It is anticipated that it will take 18-24 months from the acceptance of the CMUP application as “complete”.  The Company has budgeted $1,410,000 for internal and external costs for the CMUP process.

The Idaho-Maryland Mining Corporation (IMMC) has a Mining Lease with an Option to Purchase from the “BET Group” 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland tailings area, and approximately 2750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland tailings area.  IMMC has an easement of about one acre around the Round Hole Shaft between the Idaho-Maryland tailings area and the New Brunswick shaft site to be use for future mine ventilation and emergency access.  Additionally, IMMC owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current Idaho-Maryland Mining property and consist of only subsurface mineral rights.  The sawmill site was purchased so that along with the Idaho-Maryland tailings site there was sufficient surface rights to construct a portal for underground access, gold milling and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, a visitor’s center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

The existing mine workings are currently flooded with approximately 2,500 acre-feet of ground water, or approximately 500 million gallons of water.  In order to conduct underground exploration, the mine workings must be pumped out or “dewatered”.  The Company anticipates pumping water to surface up to a maximum rate of 12 acre-feet per day for approximately 9 to 12 months to complete the dewatering, if the pumping is conducted 24 hours a day and depending on the local precipitation and the water flow in the receiving waterway.  The water will be treated and pumped into an adjoining creek.  The timeframe will lengthen accordingly if pumping is not constant over the 24-hour period.

The Company may consider mining and toll milling of gold ore should sufficient gold bearing ore be mined during the initial stages of underground exploration and development.  A positive feasibility study may need to be completed and a production decision must be made before the mine can go into production.  The outcome of this feasibility work and receipt of the CMUP will have a direct impact on the ability of the Company to put the Idaho-Maryland into production.

The development plan for the Idaho-Maryland Mine Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, as well as a 2,400 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  The ceramics plant would be designed to process development rock and gold mine tailings as feedstock to produce high-quality ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.

Subsequent to the CMUP application being accepted as substantially complete, the City has initiated a Master Environmental Assessment (“MEA”) leading to an Environmental Impact Report (“EIR”) process as a precursor to a California Environmental Quality Act (“CEQA”) review of the project application as proposed.  The project will need to address those impacts associated with growth due to industrial development proximate to an urban center.

Ceramext™ Process

Emgold has entered into an agreement to research, develop and commercialize the Ceramext™ technology to produce ceramic building materials which may include roof, floor and wall tiles, bricks, pavers, structural block, etc.  In return for the development and commercialization of the Ceramext™ technology the Company has received the worldwide license for the technology.  The Ceramext™ vacuum hot extrusion process has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform simple extrusion and forming operations on a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  However, the basic parameters of the process have not been completely studied and the process is far from production ready.  In addition, the process equipment needed for commercial exploitation has not been engineered or demonstrated, and is presently not available since the process is new.  It is anticipated that the technology will take 2 to 3 years to commercialize.  Towards the end of the commercialization period, a six to eight month long feasibility study will be undertaken.  Should the feasibility study prove positive, the design and construction of a ceramics production facility on the Idaho-Maryland site is anticipated to take 18-24 months after receipt of the CMUP.  Assuming the CMUP is received in early 2007, plant operation is anticipated to begin in late 2008.

C.

Organizational Structure

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) (“IMMC”), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.)) (“Golden Bear”) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.

D.

Property, Plant and Equipment

The Company has active mineral exploration interests in four properties: the Idaho-Maryland (California), the contiguous Stewart (British Columbia) and Jazz (British Columbia) properties and the Rozan (British Columbia) property.  The Company’s principal property is the Idaho-Maryland Property, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.  The Company is conducting an extensive surface-drilling program in and around all these sites and has also leased a building adjacent to the Idaho-Maryland site to commercialize the Ceramext™ Process.  For all three of the British Columbia properties, the Company continues to actively explore for gold, silver, molybdenum, lead and zinc through airborne geophysical surveys, rock sampling and surface drilling programs.

None of the Company’s projects have known reserves, and our proposed programs are exploratory in nature.

Idaho-Maryland Property

Surface and Mineral Rights

The Idaho-Maryland Property is located 1.5 miles (2.6 km) east of downtown Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,800 acres (1,113 ha) of mineral lands, with 37 acres (14.9 ha) of surface rights centered around three of the original shafts at the properties comprising the Idaho-Maryland Property, the New Brunswick shaft, which has 56 acres (22.6 ha) of surface rights west of the Idaho shaft, ownership of 45 acres (18 hectares) adjacent to the 56 acres, and a 1-acre easement around the Round Hole shaft.  The mineral rights are severed from the surface rights at a variable depth from surface, with all mineral rights being contiguous below 200 ft (60 m) from surface.  The parcels and sub-parcels have been legally surveyed a number of times since the early 1900s.  Emgold as part of its permitting process plans a complete new legal survey.  The survey is an ongoing process.  Estimated costs and time to complete are not know at this time, but are not expected to exceed $300,000 in the next two fiscal years.  Most of the property is located in the City of Grass Valley, but the New Brunswick property is located in Nevada County adjacent to the City of Grass Valley.

GRASS VALLEY, CALIFORNIA - USA

CALIFORNIA
299
Redding
70
GRASS VALLEY
Reno
80
Carson City
20
85
Lake Tahoe
Pacific Ocean
101
505
Sacramento
Santa Rosa
Napa
Oakland
Stockton
San Francisco
Modesto
Fremont
Palo Alto
San Jose
Merced
N
100 Km
50 Mi
17
5
99
Clovis
Salinas
Yosemite National Park

History of the Property

The Grass Valley mining district is one of the most productive and famous mining districts in the State of California.  The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt.  The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district.  Placer gold was first found in Wolf Creek in 1848.  Gold-bearing quartz was discovered at Gold Hill in 1850.  The original claim on the Idaho-Maryland Property was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863.  It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces (529 million g) of gold were produced.  The Idaho-Maryland Property yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland Property was mined only to the 3,280-foot (1,000 m) level.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labor shortages, and negligible exploration and underground development work.  Gold mining ceased in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc owned the mine.  In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

Emgold and the Idaho-Maryland Property

In August 1993, the Company originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the unrelated owners of the properties.  Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “Idaho-Maryland Property”) through its subsidiary, IMMC.  The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft (the “Round Hole Shaft”).

The Company also held a 100% interest in the Round Hole Shaft property until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which has expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang, who is a director of the Company.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.

Emgold had incurred significant expenditures on the property prior to 1999, when, pursuant to Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company wrote the Idaho-Maryland Property down by $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  Subsequent to that date, all costs related to the maintenance of the Idaho-Maryland Property were expensed, as the Company was unable to finance continued development of the property.

In 2002, the lease terms on the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft were renegotiated with the owners of the properties.  The term of the renegotiated lease agreement is five years, commencing June 1, 2002.

In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby these costs are expensed until a pre-feasibility or feasibility study has been completed that indicates that the property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  The Company expended a total of $2,773,674 and $987,122 on exploration and lease payments associated with the property in 2004 and 2003, respectively.  During the year ended December 31, 2005, $1,604,900 was expended by the Company on exploration and permitting activities on the Idaho-Maryland Property.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Idaho-Maryland project is located in western Nevada County, east of downtown Grass Valley and south of Nevada City.  The property is within the area of influence of Grass Valley.  Both Grass Valley and Nevada City are Sierra Nevada foothill communities located approximately 20 miles (32 km) north of Auburn and approximately 55 miles (89 km) northeast of Sacramento.  Highway 49 and Highway 20 connect the Grass Valley/Nevada City area regionally.  The 56-acre (23 ha) BET property and adjacent 45-acre (18 hectare) site are located approximately 1.5 miles (2.6 km) east of downtown Grass Valley and 3.5 miles (5.9 km) south of Nevada City.  The Brunswick property lies adjacent to a two-lane artery running 400 ft (120 m) to the north of the New Brunswick shaft.

Geological Setting

The Idaho-Maryland mine and the Grass Valley Mining District are situated in the northern portion of the Sierra Nevada Foothills Gold Belt, a geographic area containing many historic gold mines.  This belt averages 50 miles in width and extends for 320 miles in a north-northwest orientation along the western slope of the Sierra Nevada range.  The location of the Sierra Nevada Foothills Gold Belt coincides closely with a zone of metamorphic rocks and regional faults known as the outcrop area of the Sierra Nevada Foothills Metamorphic Belt.

There are several types of rocks underlying the Idaho-Maryland property ranging in age from late Paleozoic to late Mesozoic.  They include metamorphosed sediments, metamorphosed volcanics which are rocks sheared in fault zones and containing large slabs (termed tectonic) and a rock known as mélange, which has serpentinite and dioritic intrusives.

With regard to exploration for gold mineralization, the mélange is the unit of primary interest.

The most important of these units with respect to the feed material for the ceramics manufacturing process are the meta-volcanics.

The Idaho-Maryland property is situated within a zone of regional faults.  Within the faults, large rock clasts are present in the melange matrix.  These large clasts are referred to as slabs in Idaho-Maryland company reports.  The largest slab of metavolcanic rocks on the property is the Brunswick Slab, which is 1.5 miles (2.4 km) in length, approximately 0.6 miles (1.0 km) in width, elongated in an eastward direction, and open at depth.  At Idaho-Maryland, faults have formed the conduits necessary for gold-bearing solutions to be injected and deposited as quartz veins.  Most of the gold is contained within those quartz veins.  The industrial minerals resource is a block within this slab and will be the ceramic feedstock.  These rocks were observed in drill core and outcropping on the surface as well.

Exploration

Mineral Resource & Mineral Reserve Estimates

The resource for the Idaho-Maryland property was estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also key in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.

Historic Drilling

Until the mine closed in the 1950’s exploratory and delineation diamond drilling regularly took place.  Historically, eleven hundred holes totalling 230,000 ft (70,000 m) were diamond drilled.  Hole traces have been input into the geological database, as have the historical assay, stope, and geology various plans and drawings.  No historical drill logs have been found in the historical information.

Down hole surveys were not conducted in early drilling, and deviation of the drill holes was common.  Recorded in the geology monthly reports were experiences such as driving an underground heading on a drill hole only to find that the hole soon curved significantly from the planned orientation.  The deviation was not consistent, and so could not be predicted.  This observation was one of the main reasons a technical report prepared for the Company recommended that mineral resources defined by drilling alone should be classified as inferred mineral resources.  No core was preserved from past mining operations at the Idaho-Maryland Mine.

Industrial Minerals Resource Exploration

Emgold initiated exploration of the Idaho-Maryland in 1993 and has continued exploration to the present.  The primary focus has been to identify gold mineralization with the objective of developing a mineable gold resource.  More recently, Emgold identified and secured rights to a new potentially commercial ceramics manufacturing process and realized that the Idaho-Maryland property may host mineral resources suitable as feedstock for the process.  Initial investigations of the meta-volcanic rock were begun in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics process.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the Ceramext™ process, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  Sales contracts or actual sales may be required in order to prove the project’s commerciality and then development into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

To demonstrate reasonable prospects for economic activity, the Company has completed a marketing study.  The marketing study has investigated the following:

•

Competing products, materials and alternatives or substitutes

•

Quality control measures to meet or exceed product specifications

•

Marketing area, sales potential and saturation levels

•

Shipping cost, transportation capacity, and delivery schedules

•

Alternative saleable products or by-products

The information derived from the study will be used to assist the Company in identifying and developing tile products and markets.

Gold Exploration

The gold exploration program has consisted of an extensive geologic evaluation of the historical mine records plus additional diamond drilling from surface.  This rather unique program was possible because of the excellent and comprehensive preservation of the historical Idaho-Maryland mine and mill records.  This data is exhaustive and essentially complete, although without any historical drill data, and has been used to generate a consistent, property-wide structural geology model and vein set definition and chronology.  Unmined mineralization was identified along underground workings and in historical diamond drill holes.  Interpretation of the updated geologic model defined new vein sets and extensions of known vein sets.  This data has been entered into a three-dimensional computer model to help with interpretations.  These are being categorized for mineral resource estimates, future exploration, and expansion.

Emgold believes that there is significant potential to identify substantial additional gold resources on the Idaho-Maryland property, and intends to continue with an ongoing gold exploration program.  An access ramp is planned to establish underground drilling stations for further drill testing of key gold target areas, plus definition and expansion of known gold resources.

Sampling and Analysis

The Idaho-Maryland project contains a historic database with over 36,000 assays.  The historic assays, which are almost exclusively for gold, were done on samples taken from underground workings (walls and backs from drifts and crosscuts, walls from raises).  Many are channel samples; fewer are muck car samples and grab samples.  Those from diamond drill holes comprise only a minor portion of the assay database.  The samples were fire-assayed at former mine site laboratories.  No records exist of any historical Quality Assurance/Quality Control (“QA/QC”) program.  Sample quality can be inferred, however, by the reconciliation of historic production records to underground sample data.  These studies, as well as a recent investigation on mill-to-resource prediction, show that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique.  Gold deposits with coarse gold areas are best sampled with large sample sizes, which was not common practice at the time.  Therefore, any estimates made using this historic data should include comparisons with values unadjusted and adjusted for the regular underreporting of grade (i.e., call factor).  It is believed that the comprehensive set of assay plans, supported by records of muck car stope samples and mapped geology data, as well as the detailed historical production records, all support the integrity of the assay data for the Idaho-Maryland Mine.  These data are deemed suitable for use in mineral resource estimation, and have been utilized in the reports prepared for the Company by AMEC Americas Limited (“AMEC”).

Important Note: While the AMEC Preliminary Assessment Technical Report is NI 43-101 compliant, please be aware that the report is at a scoping level.  The AMEC Preliminary Assessment Technical Report is not equivalent to a preliminary feasibility study or feasibility study and although Emgold views the conclusions reached by AMEC in the project review as very positive, these conclusions should be considered speculative at this point in time because: 1) additional resource definition is necessary, 2) technical advancement and scale up of the Ceramext™ technology is required, 3) permitting is obligatory under the supervision of the regulatory authorities, 4) capital will be required in order to prepare a feasibility study and then construct a plant to commercialize the Ceramext™ technology.

Development and Mining

The Idaho-Maryland Property in California is without known mineral reserves and the proposed programs are exploratory in nature.

Gold exploration and resource definition will involve using a MineSight® computer model which was initially started approximately 10 years ago using Vulcan® software.  This part of the project has been ongoing for the past two years using the MineSight® software.  This model will be used to guide the underground exploration and mining locations, and to plan the types of mine development rock that will be available for ceramics use.  Geological and mine modelling is ongoing at the Grass Valley office using Company employees and contractors.

A small surface-drilling program was being considered to take place in either year 2005 or 2006.  The program was not carried out in 2005, and is being considered for later in 2006 or in 2007.  The program would cost an estimated $600,000 and would total an estimated 7,200 feet of core drilling.  Specific drill targets have been identified and consist of existing resources blocks and potential gold bearing vein sets and fault structures.  The resource blocks and high-grade intercepts are in a geologically favourable area in the Idaho Deformation Zone comprised of faults and veins surrounding diabase rock slabs. The intercepts are situated within the historically productive Idaho 3 and 13 veins.  Nine diamond core drill holes are being considered, which would total 7,200 feet. These holes would be drilled from one or two sites, with individual hole-depths being less than 1000 feet. Three holes would test the Idaho 87 resource-block area and six holes would explore the high-grade intercepts in the Round Hole area.

In the year ended December 31, 2005 (“fiscal 2005”), the Company completed a non-brokered private placement with arm’s length investors of 24,800,000 units (the “Units) at a price of Cdn$0.50 per Unit for aggregate gross proceeds of Cdn$12,400,000.  Each Unit was comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of 24 months from closing, at an exercise price of Cdn$0.70 per share.  One subscriber to the private placement now holds approximately 23% of the Company’s issued and outstanding shares, or approximately 36%, on a fully diluted basis.  The private placement required shareholders’ approval, and was approved at the Company’s Annual General Meeting held on June 8, 2005.  A finder’s fee of 4% was paid to an unrelated party for the private placement.

The securities have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Proceeds from the private placement have been used to fund further exploration and development of the Company’s Idaho-Maryland project in Grass Valley, California, for on-going development and commercialization of the Ceramext™ process and for general administrative purposes.  Expenses for the Idaho-Maryland project include the activities associated with permits required for the Idaho-Maryland Mine, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities.  The further development of the Ceramext™ process includes continued research and development, operation of the pilot plant, operation and further modifications to the demonstration plant, marketing studies, feasibility and protection of intellectual property.  Additional testing of the Ceramext™ process is being conducted on other feed materials for a wide range of new applications.

Resource Classification

The mineral resource classification of the Idaho-Maryland deposits used logic consistent with the CIM definitions referred to in National Instrument 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.

The Preliminary Assessment presents industrial minerals (ceramics feedstock) resources and gold resources for the Idaho-Maryland project.  The industrial minerals resource was delineated by seven geotechnical core holes drilled at inclinations of 40° and 45°, one exploration core hole, seven surface sample sites, and certain geologic data from historical underground mine drifts.  The average top boundary of the resource is 200 ft (60 m) below the ground surface (due to depth of mineral rights).  Drill hole spacing ranged from 80 ft to 1,200 ft (24 m to 366 m).  The lower boundary of the resource is based on the bottom of the drill holes. The west boundary is where the amount of gabbro and ultramafic rocks begin to increase.  The east boundary is based on the limit of geotechnical drilling and surface sampling.

The gold resources for the Idaho-Maryland project are summarized in the following table:

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources

This section uses the terms “measured” and “indicated resources.”  We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Summary Idaho-Maryland Gold Mineral Resource, September 20, 2004

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/ MCF (oz/ton)
Idaho-Maryland Resources²
Measured Mineral Resource ¹	13.3	271,000	0.22	0.31
Measured Mineral Resource ²	70.7	831,000	0.15	0.15
Indicated Mineral Resource	8.1	489,000	0.35	0.5
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	0.28

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).

2. Idaho-Maryland measured resources are split into two categories: 1) the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2) the Waterman Group (stockwork/slate type ore).

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources

This section uses the term “inferred resources.”  We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it.  “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/MCF (oz/ton)
Idaho-Maryland Resources²
Inferred Mineral Resources	9.3	2,526,000	0.26	0.38

Ceramext™ Acquisition

Emgold, through its wholly owned subsidiary, Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 within 90 days of regulatory approval (paid in February 2004) to cover certain development costs.  Emgold also tendered to Ceramext, LLC 200,000 shares of the Company (issued in 2004).  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 commenced 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  During fiscal 2003 and fiscal 2004, the Company expended $24,054 and $998,631 on the Ceramext™ technology, respectively.  To December 31, 2005, the Company expended an additional $1,769,659 on the acquisition and research of the technology, including $20,000 in advance royalties paid to Ceramext, LLC, pursuant to the agreement.  The Company has made all required payments on the development of the Ceramext technology, and has satisfied the minimum royalty payments required to be paid to Ceramext, LLC for the worldwide rights.  Payments commenced on March 21, 2005, pursuant to the terms of the agreement, and all payments have been made to the date of this Annual Report.  The payments increase to $10,000 per quarter in fiscal 2006.

Ceramext™ Process

Emgold believes that the Ceramext™ Process is an energy-efficient technology capable of converting a wide variety of siliceous raw materials, including mine tailings and fly ash into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics.  The Ceramext™ Process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings.  Specifically, Ceramext has tested development rock and tailings from the Idaho-Maryland Mine and has successfully produced high-quality ceramic blanks suitable for forming into a wide variety of ceramic products using standard finishing technology.  Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.00 to $1.50 per square foot on a wholesale basis, which translates to approximately $350 to $600 per ton of feedstock to the process.

Emgold, through its wholly owned subsidiary, Golden Bear, has designed and is operating a pilot plant in Grass Valley, California and has designed and is planning a demonstration plant to determine the feasibility of converting mine tailings and other materials into high quality ceramics.  The Ceramext™ Process could allow a mining operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, which could consume large areas of land.  The Ceramext™ Process could create additional income from mining operations and allow mines to continue to operate profitably even in times of very low commodity prices.  The Ceramext™ technology may also eliminate the need for long-term storage of development rock and mine tailings, thereby reducing the environmental footprint of a potential mining operation.

The timely research and subsequent development of the Ceramext™ technology could provide significant growth potential for the Company both as an integral component for the permitting at the Idaho-Maryland and for meeting a significant worldwide demand for ceramic products.

The Ceramext™ technology has numerous potential applications and should be capable of producing many different high quality products.  The feasibility work will include the evaluation of the technology to produce high strength bricks and tiles that are expected to be 3 to 5 times stronger than other ceramic building materials available on the market at potentially lower production costs.  The brick and ceramic industries are aware of the Ceramext™ process and numerous requests for additional information and pilot testing have been received from large brick producers.  The major market for the Ceramext™ technology will be in the tile industry because of the material properties of the ceramic products.  Potentially, roofing and floor tiles can be produced with the technology that are expected to be much stronger and lighter than conventional cold-moulded products and are impermeable to water without glazing.  The tiles can also be colored and glazed to compete with standard tile production at a potentially lower cost because of reduced energy consumption achieved through a shorter period of manufacturing time.  The potential for sub-licensing the Ceramext™ technology is good and will be reviewed through a series of pilot and demonstration plant campaigns using different feed stocks, culminating in feasibility studies and possible commercialization.

At the end of October the Company received an initial, scoping level ceramics marketing study, commissioned by the Company in August.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which is being used to assist the Company in developing designs of high quality ceramic products at its facility in Grass Valley.  The study is assisting the Company in planning distribution channels, market segmentation, product aesthetics and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies are progressing in fiscal 2006 and will be an on-going activity in the future as commercialization of the technology and products advance.

The Company has an ongoing requirement to protect the intellectual property that is developing as an extension to the existing patented technology and patents pending.  The Company maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its ceramic materials for commercial use but the Company is not offering s its technology and/or the ceramics produced for sale at this time.  It has deferred any such sales in deference to the requirements of its intellectual property protection program and will only enter into marketing and research and development agreements and other similar arrangements so as not to preclude its ability to continue to file patents to protect its technology.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products under development arrangements. The Company expects to have several Memoranda of Understanding defining development agreements in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company has signed a Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  It is anticipated that the first payments from test production using the Ceramext™ process will be realized late in the second quarter or in the third quarter of fiscal 2006.  Scale of production will be limited by the size of the current research and development facility.  As the year progresses, test production may migrate to the demonstration-scale facility under development in Grass Valley.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products.  The Company expects to have several Memoranda of Understanding and/or joint ventures in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company has signed a ceramic products distribution Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.

It is anticipated that the first sale of commercial production of tiles using the Ceramext™ process will be received late in the second quarter or in the third quarter of fiscal 2006.  The production will be limited and will be utilizing the current research and development facility, or, as the year progresses, the demonstration-scale facility planned to be developed in Grass Valley.  The Company may earn revenue from sales of test products that are produced from the demonstration-scale facility.

Idaho-Maryland and the Ceramext™ Technology

A substantial number of materials from the Idaho-Maryland geotechnical-drilling program and from surface exposures have been evaluated for their suitability for commercial exploitation using Ceramext™ technology.  These have included historic Idaho-Maryland mine tailings and a variety of metamorphosed volcanic and intrusive igneous rocks derived from core samples and other exploration work.  The goal is to determine which of the materials that will be processed during mine development and during ultimate gold processing may be suitable for use in manufacturing ceramic products.

An extensive evaluation of each of the materials has been carried out.  In addition, materials have been processed in a second generation Ceramext™ extruder, which has proven the commercial feasibility of the Ceramext™ process.

In ceramic products used in building applications, such as tile and brick, water absorption, open and total porosity (absorption and open porosity are closely related), and strength are among the most important properties controlling successful use.  In general, these properties are interrelated.  High porosity is generally associated with lower strength and low porosity with higher strength.  In ceramic products, strength factors aside, low water absorption (open porosity) is also important in applications where freeze-thaw conditions occur.  If a porous ceramic becomes saturated with water and is then subjected to freezing, especially to cyclic freezing and thawing, the tile will be weakened or destroyed by the expansion of the water during freezing.  In addition, highly porous bodies can absorb water-borne stains which can change the appearance of the product.  Thus, ceramic bodies with low porosity, low water absorption, and high strength are desirable.

Most of the raw materials from the Idaho-Maryland Mine processed and evaluated by Golden Bear appear to be fully suitable for commercial use via the Ceramext™ process.  Testing has shown materials can be produced with high strength and low porosity, both of which properties are important for producing high quality ceramic products.  It must be pointed out that the optimum processing conditions for each composition and material have not been fully determined as yet.  Processing conditions were close to the optimum, but each material requires slightly different processing parameters due to slight differences in composition and mineralogy.  The fact that superior ceramic materials have been produced even without this optimization is important.

Integration of the Idaho-Maryland Project and the Ceramext™ Technology

In November 2004, a Preliminary Assessment for the Idaho-Maryland Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials using the Ceramext™ technology.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the Idaho-Maryland and includes estimated capital and operating costs that may allow the historic mine to return to production as a ceramic producer.  The Preliminary Assessment describes the staged development of the Idaho-Maryland to process 1,200 to 2,400 tons per day (‘tons/d’) of mine waste to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

As presented in the Preliminary Assessment, the overall development plan for the Idaho-Maryland project envisions the following three major components:

•

Development of a decline to access underground drill stations for gold exploration

•

Construction of a commercial ceramics production facility which will utilize development rock from the decline and rock from an underground room-and-pillar mine as feed material

•

Upon delineation of an economic gold resource, establishment of a commercial gold mine and processing operation, integrated with the ceramics process so that gold process tailings and development rock would become the feedstock for the ceramic process

Successful application of the Ceramext™ technology is projected to consume all the mine waste rock and tailings from the Idaho-Maryland thereby eliminating the requirement for long-term surface storage of these materials.  The successful production and sales of ceramic materials would allow Idaho-Maryland to continue with exploration of additional gold targets, then pre-production development, with the objective to define an economic gold reserve while generating positive cash flow from the ceramics production.

Mine Call Factor

The “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill.  Historically the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, these deposit types typically under-predict the gold produced.  Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore.  Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland.  Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated:  a "model" (underground sampling) to "mine"  (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19.  The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by previous studies and has agreed with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nuggety vein system data.

Gold Recovery Performance

AMEC reviewed the mill operating statistics for 1934, 1936, 1937, 1938, 1941, and 1947.  Results indicate stable overall gold recoveries and metallurgical response to gravity, flotation, and cyanidation, with overall gold recoveries ranging from 93.8% to 97.2%.

Following flotation, the concentrate was reground to further liberate the gold.  The remaining 1.3% of the total gold produced was achieved by treating the sands or coarse fraction from the flotation circuit tailings using cyanidation.

Tungsten was processed using gravity and flotation methods in the 1950s.

Overall gold recovery using modern technology will result in gold recoveries consistent with those achieved in the early milling circuits at the Idaho-Maryland mill.  However, it can be expected that gold recovery using current gravitational equipment may exceed the recoveries attained (i.e., average 65%) in the 1930s and 1940s.  Test work to determine the maximum gold recovery potential using gravity separation and concentration has been recommended.  The gold recovery from gravity separation using modern technology may be approximately 80% to 85%, with overall recovery including flotation consistent with historical recoveries of 93.8% to 97.2%.  This information is provided in detail in the Company’s November 2002 NI 43-101 Technical Report and is discussed again in the November 2004 NI 43-101 Preliminary Assessment Technical Report.

Mining

The Preliminary Assessment presents an underground mine plan that has been developed to extract the industrial minerals resource at the Idaho-Maryland mine using modern mining methods and simultaneously provide access to underground gold exploration targets and known gold resources located 500 ft or more below surface.  A decline ramp and ancillary development would also provide ceramic feed material.  The decline will provide an excellent drill platform for exploration of the known gold resources and additional exploration targets within and adjacent to the historic Idaho-Maryland workings.  Underground exploration would be conducted from the decline and possible exploration drifts.  Should economic gold ore be identified, the Company would consider mining and shipping ore to a custom toll mill for processing.  The ramp access may be driven as two declines separated by a 60 ft pillar.  Ceramics production is scheduled to ramp up gradually from 1,200 ton/d to 2,400 ton/d over the course of three years from initial plant start up.  The Company is currently reviewing underground exploration opportunities and developing several mining scenarios.  The final design and installation may deviate substantially from the plan presented in the Preliminary Assessment Technical Report.

Ceramics Production

Ceramics manufacturing would utilize the proprietary Ceramext™ process.  Based on the 1,200 ton/d feed rate, the ceramics plant could produce approximately 160 M ft²/yr of tile.  The second stage of mine development based on a 2,400 ton/d feed rate would double this production level to approximately 320 Mft²/yr.

Capital Cost Estimate

The Preliminary Assessment presents a capital cost estimate for the development of the Idaho-Maryland project.  The estimated capital cost for development of the mining, process, and ancillary facilities to achieve a production rate of 1,200 ton/d is $196 million, with an expansion of the mine and process plant to achieve a production rate of 2,400 ton/d at an estimated capital cost of $155 million.  The total estimated mine and plant capital cost is $351 million, based on 4th quarter 2004 US dollars.  This estimate should be considered as conceptual with a probable accuracy of ±35%.  Separate from the ceramic mine and plant project cost, an additional $43 million has been included to complete dewatering and rehabilitation of the existing mine workings, and to carry out a gold exploration program primarily in the areas of the previous Brunswick and Idaho-Maryland workings, and complete a feasibility study on the gold project.  The total project capital cost including mine, plant and dewatering, rehabilitation of existing Idaho-Maryland mine workings, and the gold exploration program is estimated at $394 million.  The Company is currently reviewing the overall operating criteria for the exploration programs and potential mining operations including staged development of requiring smaller initial capital requirements.

Project Schedule

The project schedule presented in the Preliminary Assessment consists of five distinct stages: 1) securing permits and completion of feasibility study, 2) detail engineering, 3) driving of a decline (underground ramp) to the industrial minerals mining area and development of initial mine excavation areas and exploration drill stations, 4) construction of the surface process and ancillary facilities, and 5) expansion of the mine production and surface process plant capacities.

Securing of permits and completion of a feasibility study is expected to require up to 24 months after submittal of the Conditional Mine Use Permit application.  Detail engineering and development of the mine, construction of the surface plant and facilities is scheduled to require an additional 18 months.  Overall, the implementation is estimated to be 36 to 42 months from submittal of the permit application to the start of production for the 1,200-ton/d project.

The expansion to 2,400 ton/d is projected to be completed 36 months after the initial start of the 1,200 ton/d processing plant.

Current and Planned Work

See description under subheading “Integration of the Idaho-Maryland Project and the Ceramext™ Technology,” above in this section.

Ceramics work will involve continued process testing, development and refinement to prepare for production status and possibly commercialization of the Ceramext™ technology.

Exploration Projects, British Columbia Properties

The Company has three early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

ROZAN PROPERTY, JAZZ PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

BRITISH COLUMBIA
B R I T I S H C O L U M B I A
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
JAZZ PROPERTY
Ymir
STEWART PROPERTY
Castlegar
Salmo
Trail
Creston

The exploration projects on the Rozan, Stewart and Jazz properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, of P&L Geological Services, a “Qualified Person” for the purpose of National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

Stewart Property, British Columbia

The Stewart Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

On July 25, 2001, the Company entered into an option agreement to acquire nine (9) mineral claims (82 units) located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Nelson, British Columbia.

Previous owners reported two large gold soil anomalies on the Stewart Property, which is the reason the Company initially acquired the property.  One of the anomalies has never been drilled and the second has had only four holes drilled.  The reported average of all sample assays taken in the four holes was 0.29 g/t gold.  The highest intervals were 1.87g/t gold over 2 metres in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide veins associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochemical values coincident with a strong I.P. geophysical anomaly.  Further work will be required to select drill sites in this area and in other parts of this large property.  The property is also noted for hosting significant values in molybdenite and tungsten.

Option Agreement

Under the July 25, 2001, option agreement, Emgold is required to make payments totalling Cdn$150,000 and to issue 200,000 common shares to the optionors over a six year period as follows: Cdn$5,000 (paid) and 50,000 common shares upon regulatory approval (issued), Cdn$5,000 (paid) on or before six months; Cdn$10,000 (paid) and 50,000 common shares (issued) within 12 months; Cdn$15,000 (paid) and 50,000 common shares (issued) within 24 months; Cdn$20,000 (paid) and 50,000 common shares (issued) within 36 months; Cdn$25,000 (paid) within 48 months; Cdn$30,000 within 60 months; and Cdn$40,000 within 72 months following regulatory approval.  A royalty equal to 3% of Net Smelter returns is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of Cdn$1,000,000.  Emgold has first right of refusal on the remaining 1% NSR should the optionors wish to sell.

To maintain its option, Emgold agreed to incur total exploration expenditures of Cdn$49,200 over two years, which were incurred.  In fiscal 2005, $71,250 in exploration costs, net of assistance and recoveries, was incurred on the property.  This included $59,198 in drilling.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company can earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid to December 31, 2005) and issuing 200,000 common shares (200,000 issued) by April 1, 2006.  A final payment of Cdn$30,000 was made subsequent to December 31, 2005, and the claims have been transferred to the Company.  The property is subject to a 3% net smelter returns royalty.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  An initial work program on the Rozan property was completed in fiscal 2000, and exploration programs required for assessment purposes and under the terms of the option agreement have been completed each year.  Exploration totalled $60,500 in fiscal 2003, a recovery of geological costs of $8,780 in fiscal 2004 and $1,780 in fiscal 2005.  The claims are in good standing at the date of this report, but further exploration work will be required to keep the claims in good standing in British Columbia.

Exploration Activity

A flow-through private placement of 160,000 common shares at a price of Cdn$0.95, for a total of Cdn$152,000 was completed during the year ended December 31, 2003.  Funds from this financing were primarily used for an airborne geophysical survey over the Stewart and Rozan properties to clarify understanding of the nature of the gold occurrences and the possible sources of gold in the surrounding areas at a cost of approximately $50,000.  The surveys, flown in December 2003, were reviewed by an independent geophysical contractor who has identified several moderate to strong, well-defined electromagnetic conductors that may be representative of sulphide mineralization, some of which are associated with magnetic gradients that could reflect faults and/or shears.  Geologists have submitted applications for four drill sites on the Stewart property.

A small exploration program was completed in 2004 over the historic Flying Dutchman Zone.  Historic reports and maps show that this area lies within altered Elise volcanic rocks and is crossed by numerous large quartz veins.  During a 2001 prospecting program, grab sampling by Emgold from the waste dump of one of these workings returned an assay value of 29.68 g/t gold.  A grab sample from a second waste dump located 400 meters away returned an assay of 1.82 g/t gold.  A surface program located several of the numerous quartz veins described in the historic reports.  A small soil-sampling grid put in over the area of quartz veining traced the gold mineralization in the veins across areas of limited outcrop exposure.  The results show three sub-parallel, linear, gold soil geochemical anomalies that trend across the grid area for strike lengths of 300, 650 and 800 meters respectively.

On the Rozan property, a planned program is designed to locate, map and chip sample these numerous gold bearing quartz veins in order to confirm information contained in historic reports.  Also, a 2 x 2 kilometer soil sampling grid will be established over the area of quartz veining in order to better trace the veins in areas of poor outcrop exposure.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 totaled $92,937, including property payments of $37,037 and a work program of $55,900.  The property payments were made but the work program has been deferred to fiscal 2006.

Jazz Property, British Columbia

The Jazz Property in British Columbia is without known reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49º17’N and longitude 117º21’W in the Nelson Mining Division near Nelson, British Columbia.  The Jazz Property is contiguous to Emgold’s Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.

In 2004, the Company completed a small diamond drill program in the Craigtown Creek area and a rock-sampling program in the Free Silver area of the property. In the Craigtown Creek area, six short holes were drilled within an area containing two large, strong gold soil geochemical anomalies (totalling over4 kilometres in length), with coincident airborne and/or ground geophysical targets.  Assay results of the drill core are pending.  The source of the gold geochemistry was not defined during the exploration program but, because of its large size and highly anomalous nature, the target remains an important exploration target.  For the Free Silver area, assay results for grab samples and chips were received for silver, lead and zinc.  Silver grades ranged from 3.9 to 641 g/t, lead grades ranged from 0.12% to 35.47% and zinc grades ranted from 0.11% to 25.99%.  In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration, the Stewart 2 Moly Zone and the Free Silver areas.  Exploration expenses totalled $81,876 in fiscal 2004, including $58,786 expended on a drill program.

The exploration budget for 2005 was $47,500, including $10,000 in property payments.  The property payment was made, but the work program of surface sampling, mapping and trenching was deferred to fiscal 2006, subject to financing.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2005, are as follows:

Year	Mineral Property Interests	Equipment
(i) Amounts Deferred (capitalized or invested)
2005	859,531	523,090
2004	797,956	351,825
2003	27,746	35,302
(ii) Amounts Expensed
	Exploration expenditures	Ceramext™ Research and development
2005	1,668,224	1,769,659
2004	2,876,046	998,631
2003	1,101,225	24,054

The principal capital expenditures currently anticipated for the year ending December 31, 2006, are as follows:

	Exploration & Permitting expenditures	Ceramext™ Research and development
2006 Activities	4,550,000	3,000,000

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2005, 2004 and 2003, and related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 12 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold is in the process of attempting to raise additional financing to continue its planned exploration, permitting and development of its Idaho-Maryland Mine and research and future development of the Ceramext™ process.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2005.

A.

Operating Results

Year Ended December 31, 2005, (“fiscal 2005”) Compared to Year Ended December 31, 2004 (“fiscal 2004”)

Emgold’s loss in fiscal 2005 was $5,245,165, or a loss per share of $0.09, compared to a loss of $5,446,629, or a loss per share of $0.12 in fiscal 2004.

During fiscal 2005 the Company earned interest income of $109,458 on excess cash balances compared to $60,366 in fiscal 2004.  The increase was due to interest earned on higher cash balances held through the latter half of fiscal 2005 after the closing of a private placement financing late in the second quarter of fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees decreased from $183,335 in fiscal 2004 to $114,557 in fiscal 2005.  Audit fees increased in fiscal 2004 due to quarterly reviews by the auditors in preparation for certain regulatory filings.  An increase in legal fees in fiscal 2005 was related to the finalization of a Form 20-F, which was filed in June 2005 when the Company registered with the Securities and Exchange Commission in the United States.  Fiscal 2006 accounting and legal costs will likely increase due to increasing regulatory and reporting requirements.  The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document.  Reviews of internal controls may also be required to be completed in fiscal 2006.

Office and administration expenses in fiscal 2005 of $448,357 compare to $283,581 in fiscal 2004.  These included telephone, courier and other direct costs.  Costs are substantially higher in fiscal 2005, as a new exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2004.  Prior to the third quarter of fiscal 2004, the Company rented an office in Grass Valley that did not have sufficient space for development of the Ceramext™ process.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of Cdn$2,500 per month are being paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company and are classified as management and consulting fees.  A new chairman was appointed in June 2005, and a management fee of Cdn$2,500 is being paid to Lang Mining Corporation for a one-year period.  Included in consulting fees in fiscal 2005 is Cdn$7,500 paid to a company controlled by a director of the Company.  There was no comparative expense in fiscal 2004.

The Company has hired consultants at a cost of $68,600 to date to assist the Company in a review of the ceramics industry.  The process was started in late 2005 and will continue in fiscal 2006.

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $139,455 in fiscal 2004.  During the first half of fiscal 2004, the Company’s funds were held primarily in Canadian dollars and as the United States dollar temporarily strengthened, an exchange loss was recorded in fiscal 2004.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a lesser degree in fiscal 2005, as most of the Company’s funds are now held in United States dollars, and most expenditures by the Company are incurred and paid in United States dollars.

Salaries and benefits of $558,717 in fiscal 2005 compares to $310,850 in fiscal 2004.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at the Vancouver offices is not expected to increase significantly in fiscal 2006, although the Company is hiring a new Vice President of Engineering and Construction.  The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff.  The staff in Grass Valley may increase significantly as the pilot and demonstration plant start continuous operation.  Sales of some of the ceramic products may partially offset the additional labour expense.  Costs may also substantially increase as Emgold is actively searching for a Vice President of Operations to be based in Grass Valley, California.

Shareholder communications costs of $284,246 in fiscal 2004 compare to $288,216 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  During fiscal 2005, a total of $77,500 was paid to MBC, compared to $60,000 in fiscal 2004.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  From July 1, 2004 to June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney’s services, compared to $14,018 in fiscal 2004.  In fiscal 2004, the Company paid $31,384 to Coal Harbor Communications, an investor relations firm, with no comparative expense in fiscal 2005. In fiscal 2005, $4,600 was paid to Windward Communications for investor relations services, compared to $31,649 in fiscal 2004.  Windward Communications services were terminated in fiscal 2005.

The Company also paid $49,638 to High Visibility Public Relations for public relations services in fiscal 2005 compared to $46,548 in fiscal 2004.  High Visibility does not perform investor relations’ activities.  The contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its current working capital, and his salary is included in salaries and benefits.

Included in operating expenses in fiscal 2005 is a total of $190,326 in stock-based compensation compared with $473,710 in stock-based compensation in fiscal 2004.  Stock-based compensation is also included in Ceramext™ research costs and in exploration costs.  In fiscal 2005, stock-based compensation was calculated using a three-year life, volatilities ranging from of 67% to 88%, and a discount rate of 3.10%.

Travel expense increased from $55,569 in fiscal 2004 to $131,770 in fiscal 2005, as travel, air and hotel accommodation costs have increased in general.  Management has been giving numerous presentations in Europe and North America to the investment community to increase awareness of Emgold.  Travel to the Grass Valley office from the Vancouver office increased in fiscal 2005 due to the progress on the permitting and development of the Ceramext™ process.  Fiscal 2006 travel costs are likely to remain at least at the fiscal 2005 level.

Research and development expenses:

In fiscal 2005 the Company incurred $1,769,659 in research of the Ceramext™ process compared to $998,631 in fiscal 2004.  Most of the material for the prototype has been purchased, as has the majority of the equipment required for testing and analyzing the materials produced.  In fiscal 2005 the Company acquired a large lot of equipment.  The Ceramext™ process is being incorporated into conventional equipment to produce high-quality ceramic tile.

Expenses incurred on research and development of the Ceramext™ process include prototype materials for research - $104,374 (2004 – $173,246); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $156,060 (2004 - $141,054); consulting fees - $24,784 (2004 - $281,506); engineering costs which includes contractors, salaries and hourly labour - $812,923 (2004 - $142,800); consumable materials - $51,026 (2004 - $40,349); marketing and commercialization - $351,000 (2004 – Nil); site costs - $160,393 (2004 - $100,860); sample preparation - $70,190 (2004 - $27,882); stock-based compensation of $28,489 (2004 - $68,440) and transportation - $10,420 (2004 - $22,494).  The technology licence fee and bench-scale research facility was amortized over a two-year period, and was fully amortized at December 31, 2005.

The pilot plant is continually used to test many different materials to determine various processing parameters.  Various materials produced are regularly evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights into the process.  The design of a new pilot and demonstration plant has been formulated and it is expected that the first large-scale production tests may begin in mid-2006.

The official filing receipt has been received for the composition patent.  New microprobe work has been initiated to determine the effect of various processing methods on the same feed material and the associated products.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000.  These studies have examined the market for a wide range of products that could be manufactured using the waste materials from the Idaho-Maryland Mine or other operations that produce waste that could be utilized in the process.

Current and planned activities for 2006 include further testing, and preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Exploration expenses:

Exploration expenditures on the Idaho-Maryland property decreased from $2,773,674 in fiscal 2004 to $1,604,900 in fiscal 2005.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.  No drilling costs were incurred in fiscal 2005 (2004 - $909,665), explaining the most significant decrease in expenditures.

Exploration expenditures and acquisition of mineral property interests totalled $1,729,799 in fiscal 2005, of which $61,575 was capitalized, compared to $3,533,515 in fiscal 2004, of which $657,469 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $1,604,900 (2004: $2,773,674), Rozan - $1,780 (2004 – recovery of $8,780)), Stewart – $71,250 - (2004 – $29,276), and Jazz – recovery of $9,706 (2004 – expenditures of $81,876).

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

Planned expenses in fiscal 2006 for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

The geologic mapping of the Idaho-Maryland property and digitizing of the historic workings into MineSight™ has been completed.  This is the first update of a geologic map of the Idaho-Maryland property in over 60 years, and the first time a computerized geologic map of the site has been made.  Emgold plans to utilize the data in computer assisted drafting for mine planning and to be used in our MineSight® modeling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  Todd Engineers has been contracted to be Idaho-Maryland’s hydro-geological consulting firm.  The first task they will be undertaking is to develop a hydro-geological model of the Idaho-Maryland project area.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005.  All share and cash payments due in fiscal 2005 on the Company’s mineral property interests in British Columbia have been made.

Year Ended December 31, 2004, Compared to Year Ended December 31, 2003

Emgold had a loss of $5,446,629, or loss per share of $0.12 in fiscal 2004, compared to a loss per share of $3,160,580, or loss per share of $0.11 in fiscal 2003.

Included in fiscal 2004 is $473,710 in stock-based compensation with $1,654,998 in stock-based compensation in fiscal 2003.  Stock-based compensation is included in general and administration costs, Ceramext™ process research, and in exploration expenses.

During fiscal 2004 the Company earned interest income of $60,366 on excess cash balances compared to $6,683 in fiscal 2003.  The increase was due to the higher cash balances held throughout fiscal 2004.

General and administrative expenses:

Legal, accounting and audit fees increased from $119,775 in fiscal 2003 to $183,335 in fiscal 2004.  Audit fees have increased due to the conversion of the financial statements to United States dollars and due to quarterly reviews in preparation for certain regulatory filings.

Office and administration expenses in fiscal 2004 of $283,581 compare to $32,967 in fiscal 2003.  Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.  Costs are higher in fiscal 2004, as an exploration office and pilot plant facilities was set up in Grass Valley, California.  In addition, a portion of rent, telephone and other related expenses are included in exploration expenses.  When costs relate directly to the Idaho-Maryland project, or the Ceramext™ process the costs are included in exploration expenses or Ceramext™ process research costs respectively.

Management and consulting fees increased from $21,406 in fiscal 2003 to $30,579 in fiscal 2004.  Included in fiscal 2004 is $23,003 paid to Lang Mining Corp. for the services of the Chairman of the Company.  This compares to $21,406 in fiscal 2003.

Exchange losses of $139,455 in fiscal 2004 compare to gains of $62,424 in fiscal 2003.  During the first half of fiscal 2004, the Company’s funds were held primarily in Canadian dollars, and the strengthening in the United States dollar in the first half of fiscal 2004 contributed to the exchange losses.  The debt portion of preference shares is also denominated in Canadian dollars.  These amounts are therefore subject to exchange rate fluctuations.  The Canadian dollar was volatile in relation to the United States dollar throughout fiscal 2004.

Salaries and benefits of $310,850 in fiscal 2004 compare to $200,281 in fiscal 2003.  The increase in compensation in fiscal 2004 reflects the increased management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities due to the increased activity in the Company, in Canada and in the United States.  Stock-based compensation of $263,318 in fiscal 2004 was recorded in general and administrative, compared to $1,497,264 in fiscal 2003.  This includes stock options granted to directors of the Company.  No directors’ fees are paid to the directors of the Company, and the stock options are their only compensation.

In fiscal 2004, stock-based compensation was calculated using a three-year life, volatilities ranging from of 128% to 130%, and a discount rate of 2.43% to 2.53%.  Stock-based compensation in fiscal 2003 was calculated using a volatility of 127%, a three-year life and a discount rate of 2.24%.  Administration activity levels increase when the Company’s exploration and research and development activity increases.  The Company’s operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

Shareholder communications costs of $284,246 in fiscal 2004 compare to $188,286 in fiscal 2003.  Shareholder communication costs include the costs of informing shareholders and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Investor relations contractual activities incurred in fiscal 2004 totalled $183,670 compared to $41,843 in fiscal 2003.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company and it has also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).

Research and development expenses:

In fiscal 2004 the Company incurred $998,631 on the research and development of the Ceramext™ process.  These costs include $173,246 spent on prototypes for research and consumable materials related to the plant, $141,054 on the amortization of the licensing fees and acquisition of the bench-scale plant for the technology, $281,506 on consultants, contractors, and hourly labour; $40,349 on consumable materials, $100,860 on site costs; $27,882 on sample preparation; and $22,494 on transportation.  Stock-based compensation expense of $68,440 is also included in the total in fiscal 2004.

In fiscal 2003 the Company incurred $24,054 on due diligence of the Ceramext™ Process.  Pursuant to the completion of this due diligence, the Company entered into an agreement with Ceramext, LLC.

B.

Liquidity and Capital Resources

Year ended December 31, 2005

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at December 31, 2005, Emgold has capitalized $859,531 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company has also acquired equipment with a book value of $523,090, compared to $351,825 at December 31, 2004.  Total equipment purchases in the year ended December 31, 2005, totalled $290,526.  Amortization of $119,261 on equipment was recorded in fiscal 2005.

Capital Resources

At December 31, 2005, Emgold’s working capital, defined as current assets less current liabilities, was $3,136,560, compared to $1,192,564 at December 31, 2004.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2005, the Company had 65,538,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.  During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit.  Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70.  Pursuant to the financing, Galaxy Fund, Inc. (“Galaxy”), a mutual fund based in Road Town, British Virgin Islands, now holds approximately 18.92% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 32.52%.  Initially, the Galaxy transaction resulted in Galaxy holding 23% of the issued and outstanding shares of the Company, which, under the rules and policies of the TSX Venture Exchange, constituted Galaxy a "control person" of Emgold.  As such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005.  Proceeds from the private placement provided $7,050,466 after share issue costs, to the treasury.

Proceeds from the private placement have been used to fund further exploration and development of the Company’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

Additional financing will be required in fiscal 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.  The Company currently has sufficient working capital for four to six months of curtailed operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the issuance of common shares or a form of convertible bridge financing.  The Company expects that it will require approximately $15 million to continue with permitting of the Idaho-Maryland property, additional exploration at the Jazz and Stewart properties and the research and planned development of the ceramics process.  The estimated financing required of $15 million should be sufficient for a period of operations of eighteen months from the date of completion of financing.  There are also 18,360,000 share purchase warrants exercisable at a price of Cdn$0.70, of which 3,480,000 expire on May 3, 2007, and 14,880,000 expire on June 10, 2007.  The exercise of these warrants may provide further working capital to the Company in the year ended December 31, 2007.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At December 31, 2005, $147,018 (2004, $96,260) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the Company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  At December 31, 2004, the balance of $517,417 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2004, totalling $60,112.  The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  At December 31, 2005, the balance of $112,193 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2005, increasing the total to $613,871.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Warrants

At December 31, 2005, the following warrants were exercisable:

Number of Warrants	Exercise Price (Cdn$)	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
18,360,000

The Company has no long-term debt other than the Class A preference shares described above.

Stewart and Jazz Properties, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The property is subject to a 3.0% net smelter returns royalty (“NSR”), of which the Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.

In 2005, Emgold completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in southeastern British Columbia.  The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators.  This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum (“moly”) zone.

This drilling was designed to determine the reliability of the historical resource estimate by comparing historic Shell Minerals’ results with those obtained by Emgold.  The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program.  Additional modeling of the historic and current drilling will be performed by Emgold to validate the molybdenum resource within the mineralized breccia zone, as well as determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks.  Results from this drill program are encouraging and justify additional exploratory drilling to expand our knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  The final payment of Cdn$30,000 was made in fiscal 2006, and the Company has now acquired a 100% interest in the property, subject to a 3.0% NSR from production.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Option Payments in 2006

See Item 5(f) for a table of contractual obligations at December 31, 2006.

Mineral Property Option Payments and Exploration Programs for Fiscal 2006

Budgeted expenditures on the Rozan, Stewart and Jazz properties for fiscal 2006 total $250,000, including work programs of $200,000 and property payments of Cdn$50,000 and $10,000, of which Cdn$30,000 has already been paid in fiscal 2006.

Year ended December 31, 2004

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Operating Activities

The Company used $4,728,387 of cash in its operations during the year ended December 31, 2004.  These funds were utilized on exploration and development expenses at the Idaho-Maryland Mine in Grass Valley, California, research and development of the Ceramext™ technology, and for administration expenses.

Investing Activities

As at December 31, 2004, Emgold has capitalized $797,956 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.

At December 31, 2004, Emgold’s working capital, defined as current assets less current liabilities, was $1,192,564, compared to $5,716,521 at December 31, 2003.

At December 31, 2004, the Company had 47,158,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to common shares.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  In fiscal 2004, $105,907 was expended on the quarterly lease and tax payments on the Idaho-Maryland property.

Emgold, through Emgold (US), entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  The building supports the further development of the Ceramext™ Process technology and provides office, laboratory, geological and storage facilities for the Idaho-Maryland and Golden Bear Ceramics project teams.  Minimum lease payments are $17,005 per month beginning April 1, 2004, and will increase to $17,900 on April 1, 2005, and to $20,138 on April 1, 2006.

The Company entered into an agreement with a private, non-related company to jointly acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus its share of closing costs.

Emgold has purchased laboratory and office equipment totalling $372,658 in fiscal 2004.  The Company moved into new premises leased in Grass Valley, California on October 1, 2004.

Exploration expenditures on the Idaho-Maryland property increased from $987,122 in fiscal 2003 to $2,773,674 in fiscal 2004.  Site activities include the ongoing evaluation of historic data and preparation of applications for permitting for the surface exploration program and drilling.  Stock-based compensation valued at $126,742 is related to stock options granted on July 12, 2004.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  Land lease and taxes in fiscal 2004 total $105,907 (fiscal 2003 - $90,240).  Included in land lease and taxes is $1,500 for access over land owned by Whisper Developments Ltd., a private company controlled by a director and officer of the Company.  The Company subsequently paid $10,000 for permanent egress over the land, which was required for access to the Round Hole shaft on the Idaho-Maryland property.

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $102,372 in fiscal 2004 compared to $114,103 in fiscal 2003.  Surface work and trenching programs were completed in fiscal 2004.  Results of this work have been used in determining future work programs on the properties.  Stock-based compensation expense of $15,210 compares with stock-based compensation expense of $16,900 in fiscal 2003.

Emgold, through its subsidiary Golden Bear, has obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 in February 2004 to cover certain development costs.  Emgold also issued to Ceramext, LLC 200,000 shares of the Company.  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 will be deemed to commence 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  In fiscal 2004 the Company expended $998,631 on research including the design and fabrication of a pilot plant using the Ceramext™ Process technology.

Financing Activities

At December 31, 2004, Emgold had working capital of $1,192,564, as compared to unrestricted working capital of $5,707,854 at December 31, 2003.  Unrestricted working capital is defined as current unrestricted assets less current liabilities.

During the year ended December 31, 2004, 2,935,329 share purchase warrants were exercised at prices ranging from Cdn$0.55 to Cdn$1.00.  In addition, 517,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.

C.

Research and development expenditures, patents and licenses

Until its acquisition of the Ceramext™ technology, Emgold was exclusively a resource-based corporation and accordingly did not have a program of intellectual property development or patenting or licensing issues.

Since the Company acquired the technology from Ceramext, LLC, which has a patent on the equipment and other patents pending on the process, Emgold has been developing a structure for tracking research and development expenditures.  In 2003, $24,054 was expended on due diligence prior to the approval of the transaction by regulatory authorities in early fiscal 2004.  The recording of research and development costs in developing technologies is very similar to the recording of costs for mining and exploration activities.  To December 31, 2004 and 2005, expenditures totalled $987,122 and 1,769,659, respectively.

The U.S. patent is currently in the name of Ross Guenther, (Ceramext, LLC), No. US 6,547,550 B1, dated April 15, 2003.  The abstract states that the specification discloses a method and apparatus for forming and extruding ceramic materials.  The apparatus utilizes a vacuum chamber mounted within a heating chamber or element; and the ceramic forming chamber is mounted within the vacuum chamber.  A press is slidably mounted within vacuum and forming chambers in order to apply pressure to the ceramic material during the heating step and subsequently during the ceramics extrusion step.  The heating chamber applies heat to the vacuum chamber and forming chamber during the sintering and extrusion step.  The forming chamber preferably remains in position within the vacuum chamber during the entire ceramic article manufacturing process.

The Company, on behalf of Ceramext, LLC, has two patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application and the second being a materials composition patent.  Additional patents are being prepared for submission to the USPTO.

A response to the USPTO regarding claims in the Ceramext™ process patent application has been completed.

The Ceramext materials composition patent application was filed with the USPTO in September 2005.  The protection of the Company’s intellectual property is a very high priority and additional patent applications are being prepared to protect the technology during development and commercialization.

D.

Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature, while the recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects.  The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals.  The lack of interest in minerals over several years led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them.  This led to downsizing of large company exploration departments and many mining industry professionals left the industry.  As a result of these trends, there are few good gold and silver projects in the pipeline and a developing shortage of experienced geoscientists.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies find it easier to raise funds, these companies are beginning to seek properties of merit to explore.

Gold prices, according to the London P.M. Fix, averaged $409.72/oz in 2004, and strengthened in 2005 to an average of $444.74/oz.  The average gold price to April 28, 2006, is $566.49/oz.

Market for Ceramics

The markets for ceramic tile are very large and well established.  According to a recent report in the American Ceramic Society Bulletin, more than 53 billion square feet of ceramic tile were produced worldwide on an annual basis.  North America is a net importer of tile, with a large fraction of tile being consumed in the U.S.  North America (Mexico, U.S. and Canada) consumes about 4.3 billion square feet, or 8% of world production, but produces only 4% (half of that consumed).  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  A recent article in Ceramic Industry magazine indicates U.S. tile sales for 2004 is estimated to be 2.71 billion square feet.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The use of ceramic building products in the USA has increased significantly over the last decade. For example, ceramic tile consumption has more than doubled in the past decade, as illustrated in Figure 1 below.

U. S. Ceramic Tile Market
Tile Consumption, millions of sq. m.
300
250
200
150
100
50
0
1975
1980
1985
1990
1995
2000
2005
Year

Figure 1:  Consumption of Ceramic Tile in the U.S.A, 1980 to 2003

(1 sq. meter = 10.76 sq. feet)

[“USA: Steady Growth in Tile Sales”, Tile International, Jan/March, 2004, p. 78-79]

This trend has been spurred by the construction boom and by the increased use of tile at the expense of floor coverings like carpet.  Despite this growth, there is very considerable potential for additional growth.

E.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2005:

	January 1, 2006, to December 31, 2006	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	234,938	60,413	--	--	--	--	295,351
Idaho-Maryland property lease (1)	102,000	51,000	--	--	--	--	153,000
House rental	9,600	--	--	--	--	--	9,600
Mineral property option payments (1)	60,000	48,333	20,000	25,000	25,000	25,000	178,333
Ceramext™ royalties and payments	40,000	80,000	160,000	160,000	160,000	160,000	600,000
Purchase obligations (3)	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$446,538	$ 239,746	$ 180,000	$ 185,000	$ 185,000	$ 185,000	$1,236,284

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase expires in 2007.

G.

Safe Harbor

Refer to Page 4 – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

Name and Position	Age	Other Principal Directorships	Principal Business Activities Outside the Company
William J. Witte - President and Chief Executive Officer and Director	50	ValGold Resources Ltd.	None
Frank A. Lang - Director	83	Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Inc., Aurizon Mines Ltd., Acrex Ventures Ltd., Abington Ventures Inc., Altima Resources Ltd.	Chairman, President and Chief Executive Officer, Cream Minerals Ltd.
Ross Guenther - Consultant and Director	62	None	General Manager, Ceramext, LLC
Joel Schneyer - Director	47	Globex Mining Enterprises Inc., Rupert Resources Inc., Etruscan Resources Ltd.	Founder and President of Mercantile Resource Finance, Inc.

Sargent H. Berner - Director	65	ValGold Resources Ltd., Cream Minerals Ltd., Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp., Arrabbiata Capital Corp., Pacific Ridge Exploration Ltd.	Businessman; President, Kent Avenue Consulting Ltd.
John King Burns – Chairman and Director	55	Northern Orion Resources Inc.	Independent Consultant; Managing Director, Frontier Risk Management, Inc.
Ian Chang - Vice President Project Development	46	None	None
Shannon M. Ross - Chief Financial Officer and Corporate Secretary	54	Arrabbiata Capital Corp.; Canadian Small Cap Resource Fund 2005	Chief Financial Officer and Corporate Secretary for companies managed by LMC

William (Bill) J. Witte, P.Eng, President and Chief Executive Officer, has been an officer and director of the Company since June 1999.  From 1995 to joining the Company in 1999, Mr. Witte was self-employed.  From 1992 to 1995 he was an engineering manger and project manager, with Fluor Daniel Wright Inc.  Mr. Witte has more than 30 years of mining, engineering, business, and entrepreneurial experience.  He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia.  His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management.  Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world.  Mr. Witte spends 95% of his time devoted to the Company.

Frank A. Lang, P.Eng., Director was President of the Company from June 1989 until Mr. Witte’s appointment as President and Chief Executive Officer in June 2002, and was Chairman until June 2005.  Mr. Lang is Chairman, President, and Chief Executive Officer of Cream Minerals Ltd., and is Chairman of several other junior resource companies.  Prior to working full time in the mining industry, Mr. Lang was an industrial sales engineer with BC Hydro.  Frank Lang has been involved in the operation and financing of junior resource companies for over 30 years.

Ross Guenther has been a director and consultant to the Company since May 1995.  He is the “rediscoveror” of the Idaho-Maryland Mine project.  Mr. Guenther has developed the Ceramext™ vacuum hot extrusion method for ceramics, and is developing methods to use mine tailings, fly ash, slag, and other materials to produce high quality tile and brick.  Prior to joining the Company, Mr. Guenther had over 25 years experience in the mining industry in exploration, surface and underground mining, and land acquisition throughout Western U.S., Canada, Latin America, Australia, and parts of Asia.  Mr. Guenther has worked as a consultant since 1992, after being employed by Utah International Inc., Kennecott, Serimin, and other mining companies.  He served for three years as a U.S. Army Signal Corps. Officer.  He is a graduate of Washington State University with a B.S. Geology (major) and Mining Engineering (minor), and a B.A. in Business Administration (Finance).

Joel D. Schneyer, Director, is the founder and President of Mercantile Resource Finance, Inc., an advisory firm to the natural resource sector, with a specialty in project finance of precious metal projects, which was formed in 1996.  He has acted as financial and strategic planning advisor and expert witness to stock exchange and hedge fund operatives, as well as law firms and foreign governments.  Prior to founding Mercantile, he was Manager of Derivative Finance Americas for Barclays Bank PLC, from 1992 to 1995 and a Senior Analyst - New Business and Strategic Planning Group, at Billiton Metals.  He earned a Masters in Geology from the University of Texas at Austin in 1984 and a Masters in Mineral Economics from the Colorado School of Mines in 1988.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He is a consultant to the Company.

John King Burns, Chairman, is an independent businessman, and has been employed since 1996 as a consultant to several private and public companies providing business management, fundraising and financial consulting services.  Currently, Mr. Burns is a director of several public and private companies and is the Managing Director and an associated person of Frontier Risk Management Inc., a Commodities Trading Advisor, Chicago, Illinois.  He has a BA from the University of Pennsylvania.  From 1991 to 1996, he was Managing Director, of Barclays Bank PLC (Metals Group).

Ian I Chang, P. Eng. has been Vice President, Project Development for Emgold Mining Corporation since November 2003.  From 1999 to 2003, Mr Chang was Director, Sulfuric Acid Business Area, for NORAM Engineering and Constructors and had technical and fiscal responsibility for the business area.  He is a registered professional engineer in the Province of B.C. and has over 18 years of technology management, project and engineering management, commissioning, and mechanical and piping design experience for mining/metallurgical projects and specialty chemical projects.  From 1993 to 1999, he held senior project and engineering management positions with Fluor Daniel and Agra Simons (now AMEC PLC) in Canada and the United States, in the engineering and construction of large-scale mines such as Placer Dome’s Zaldivar copper and Musselwhite gold mines, as well as Battle Mountain Gold’s Korri Kollo gold project.  He has significant experience with both hydrometallurgical (gold, copper, zinc, nickel, silver) and pyrometallurgical (gold, copper, zinc) processes.

Shannon M. Ross, CA, has been the Chief Financial Officer and Corporate Secretary of the Company since 2000.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spends approximately 65% of her time on the affairs of the Company.

Technical Consultants and Employees

James E. Stephan, Technical Consultant to Golden Bear Ceramics Company/Idaho-Maryland Mining, is Vice President, Advanced Materials Technologies, Inc. (A Woman-Owned, Colorado Small Business).  Mr. Stephan has over 35 years of engineering and management experience focused on technical ceramics and advanced materials processing, product development, applications engineering, manufacturing support, and market development.  Technology areas of development include fuel cells, clean energy (hydrogen) development and storage, catalysts systems for VOC pollution control, advanced diesel engine components and catalysts, waste water processing and filtration, and ceramic tile processing from waste stream materials for the disposal of mine tailings, power plant fly ash and steel industry slag.  His educational background and degrees include a B.S. in Ceramic Engineering (University of Illinois), M.S. in Metallurgy and Materials Science Engineering (University of Denver), and formal leadership training in Management (M.S. Program at Regis University).

Carl Frahme, PhD, Director, Product Development and Marketing, has nearly four decades of varied experience in ceramic technology and the ceramic industry.  He has conducted and managed ceramic research and development projects.  He spent two decades in the refractory ceramic fiber insulation industry, supplying materials to the ceramic, metals processing, petroleum refining and processing industries, the OEM market, and other heat processing applications.  His responsibilities in this area have included product development, manufacturing, marketing and sales, business management, and construction project management.  Since 1987 he has had his own ceramic and materials consulting business, Frahme Consulting Services, Inc.  He is currently consulting with the Company to commercialize the Ceramext process for converting mine development rock into high value ceramic products.  Dr. Frahme holds a BS in Metallurgical Engineering from Case Institute of Technology (now Case Western Reserve University) and a Ph.D. in Ceramic Science and Engineering from Rutgers- The State University.

William S. Watters, P.E. Chief Mining Engineer, has 26 years of engineering and supervisory experience in underground mines and tunnels.  His background includes supervision of underground miners working in industrial minerals, coal and gold mines as well as in tunnel construction management.  His engineering involvement has been in the design and commissioning of continuous haulage systems used in underground mining, and he also has experience in the design of ventilation networks, dewatering systems, and electrical distribution for underground mines as well as mine planning and surveying.  He has an extensive background in underground mining and tunnelling safety and is a certified safety representative in the state of California.  His educational degrees and licenses include: B.S. Mining Engineering, University of Nevada – Reno; State of Wyoming Registered Professional Engineer-Mining; State of California Registered Professional Engineer-Civil.

B.

Compensation

Stock option plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Emgold to act in the best interests of Emgold, Emgold initially adopted a Stock Option Plan (the “Old Plan”), effective June 19, 1997.  The purpose of the Old Plan and a New Stock Option Plan (the “New Plan”) approved at the Company’s Annual General Meeting of shareholders held on June 8, 2005, is to allow Emgold to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Emgold.  The granting of such options is intended to align the interests of such persons with that of Emgold.  Options under the Old Plan are exercisable over periods of up to ten years as determined by the board of directors of Emgold and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Emgold and its subsidiaries or employees of companies providing management services to the Emgold or its subsidiaries.  Pursuant to the New Plan, the directors may from time to time authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis.

At December 31, 2005, and at March 31, 2005, a total of 6,538,010 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 6,304,000 have been granted under the plan.

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

For the purposes hereof, an "insider" is a director or senior officer of Emgold, a director or senior officer of a company that is itself an insider or subsidiary of Emgold, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Emgold extends to securities carrying more than 10% of the voting rights attached to all Emgold’s outstanding voting securities.  The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

Stock Options Outstanding

(at April 30, 2006)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Emgold and Subsidiaries

Frank A. Lang Director	53,000	0.10	October 12, 2001	October 12, 2011
	195,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	398,000
Ian Chang Vice President, Project Development	150,000	1.00	November 19, 2003	November 19, 2013
	100,000	0.90	July 12, 2004	July 12, 2014
	250,000
William J. Witte President, Chief Executive Officer and Director	150,000	0.25	November 6, 1999	November 6, 2009
	100,000	0.10	October 12, 2001	October 12, 2011
	600,000	1.00	November 19, 2003	November 19, 2013
	200,000	0.90	July 12, 2004	July 12, 2014
	1,050,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	250,000	1.00	November 19, 2003	November 19, 2013
	200,000	0.90	July 12, 2004	July 12, 2014
	450,000
Sargent H. Berner Director	55,000	0.30	April 21, 1997	April 21, 2007
	65,000	0.10	October 12, 2001	October 12, 2011
	180,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	450,000
John King Burns Non-Executive Chairman and Director	150,000	0.60	June 18, 2003	June 18, 2013
	150,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	450,000
Ross Guenther Director	150,000	1.00	November 19, 2003	November 19, 2013
	250,000	0.90	July 12, 2004	July 12, 2014
	400,000
Joel P. Schneyer Director	150,000	1.00	June 16, 2004	June 16, 2014
	150,000	0.90	July 12, 2004	July 12, 2014
	300,000
Total Directors/Officers (8 persons)
Total Employees/Consultants (35 persons)	2,556,000
Total Directors/Officers/ Employees/ Consultants	6,304,000

In the year ended December 31, 2004, 517,000 stock options were exercised at prices ranging from Cdn$0.10 to Cdn$0.30.  During the year ended December 31, 2004, 150,000 options were granted at Cdn$1.00 to a director and 2,130,000 stock options were granted to directors, officers, employees and consultants at Cdn$0.90, expiring July 12, 2014.  During the year ended December 31, 2004, 25,000 stock options were cancelled.

In the year ended December 31, 2005, 20,000 stock options were exercised at Cdn$0.25, and 50,000 stock options were cancelled.  During the year ended December 31, 2005, 260,000 options were granted at Cdn$0.36 to granted to employees and consultants at Cdn$0.36, expiring June 28, 2010.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

There were no stock options exercised by the Named Executive Officers and directors of the Company during the year ended December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (Cdn$) Exercisable/ Unexercisable
Frank A. Lang	Nil	Nil	398,000/0	0/0
William J. Witte	Nil	Nil	1,050,000/0	70,000/0
Ian Chang	Nil	Nil	250,000/0	0/0
John King Burns	Nil	Nil	450,000/0	0/0
Sargent H. Berner	Nil	Nil	450,000/0	70,000/0
Ross Guenther	Nil	Nil	400,000/0	0/0
Joel D. Schneyer	Nil	Nil	300,000/0	0/0
Shannon M. Ross	Nil	Nil	450,000/0	0/0

Directors

Emgold has no arrangements, standard or otherwise, except for stock options granted, pursuant to which Directors are compensated by Emgold or its subsidiaries for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.  This is currently under review by the Compensation and Corporate Governance committee.

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.  Other than indicated below no director has received any compensation for his services as a director, including committee participation and/or special assignments.

Employee compensation

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during the fiscal year ended December 31, 2005, was $31,582 and $90,000.  This figure includes Cdn$30,000 paid to Lang Mining Corporation for the services of Mr. Frank A. Lang as Chairman, and all remuneration received through LMC Management Services Ltd., which is attributable to Emgold’s affairs.  Consulting fees of Cdn$7,500 were paid to Kent Avenue Consulting Ltd., for the services of Sargent H. Berner.  Ross Guenther, a director of the Company, received $90,000 in consulting fees, and also received $20,000 in advance royalty payments, pursuant to the agreement relating to the Ceramext™ process.

In Canada, Frank A. Lang, a director of Emgold, William J. Witte, President and Chief Executive Officer and a director of Emgold, Shannon Ross, Emgold’s Secretary and Chief Financial Officer, and Ian Chang, Vice President, Project Development are each a “Named Executive Officer” of Emgold for the purposes of the following disclosure.  Mr. Ross Guenther is a director of the Company and a consultant to Idaho-Maryland Mining Corporation and Golden Bear Ceramics Company.

The compensation paid to each of the Named Executive Officers during Emgold’s three most recently completed financial years is as set out below, in Canadian dollars:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (Note 1)	Bonus Other Annual	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
Ian Chang Vice President, Project Development	2005	Cdn$126,158	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$121,323	Nil	Nil	150,000	Nil	Nil	Nil
	2003	Cdn$20,800	Nil	Nil	150,000	Nil	Nil	Nil
William J. Witte President, Chief Executive Officer and Director	2005	Cdn$124,029	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$125,859	Nil	Nil	200,000	Nil	Nil	Nil
	2003	Cdn$106,351	Nil	Nil	600,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2005	Cdn$59,164	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$34,916	Nil	Nil	200,000	Nil	Nil	Nil
	2003	Cdn$14,351	Nil	Nil	250,000	Nil	Nil	Nil

Note 1.  During the years ended December 31, 2005, 2004 and 2003, management, administrative, geological and other services were provided on a full cost recovery basis by LMC Management Services Ltd. (“LMC”).  The Company reimburses LMC for the salaries paid to the employees and officers of the Company on a full cost recovery basis.

Termination of Employment, Changes in Responsibility and Employment Contracts:

Emgold and its subsidiaries have no employment contracts with any Named Executive Officer.

Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Emgold’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C.

Board practices

All directors were elected at the June 8, 2005, annual general meeting and have a term of office expiring at the next annual general meeting of Emgold to be held on June 22, 2006.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Joel Schneyer was appointed to the Board as an independent director.  The number of directors remains at six.  Frank Lang, William Witte and Ross Guenther are related due to holding an executive position with the Company, receiving consulting fees from the Company, or with respect to Ross Guenther, receiving advance royalties through his privately held company, Ceramext, LLC.  Sargent Berner was formerly an associate counsel at DuMoulin Black, the Company’s legal counsel, and is therefore considered related, and receives consulting fees for services through a private company, Kent Avenue Consulting Ltd.  John K. Burns and Joel D. Schneyer are unrelated directors.

No director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony. Belmoral Mines Limited, of which Frank A. Lang was a director, was subject to a cease-trade order as of September 17, 1980, subject to the submission of overdue documentation, which was revoked on October 6, 1980.

There are no director’s services contracts with the Company providing for benefits upon termination of employment.  Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement, change of control) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed in related party transactions, and salaries for executive officers, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	President and Chief Executive Officer and Director	June 16, 1999 (Executive Vice President and Director) and July 19, 2002 (President and Chief Executive Officer)
Frank A. Lang	Director	Director since March 17, 1989, Chairman to June 2005, President and Chief Executive Officer from March 17, 1989 to July 19, 2002
Ross Guenther	Director	June 18, 1998
Joel Schneyer	Director	June 16, 2004
Sargent H. Berner	Director	May 13, 1991
John King Burns	Non-executive Chairman	June 8, 2005, as Chairman, June 18, 2003 as Director and June 16, 2004 as Lead Director until June 8, 2005
Ian Chang	Vice President Project Development	November 5, 2003
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	June 20, 2000, and January 31, 2000, respectively

Audit Committee

Joel D. Schneyer, John K. Burns, and Sargent H. Berner are currently the members of Emgold’s audit committee.  The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold’s annual general meeting.  The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval.  They are also available to assist the board if required with matters relating to the appointment of Emgold’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance Committee are Messrs. Burns, Schneyer and Berner.  That committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board an for evaluating the performance of the board.

D.

Employees

At December 31, 2005, Emgold had twenty-one employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by the subsidiary companies in California.  Emgold and its subsidiaries also contract staff on an as-needed basis.  Emgold Mining Corporation functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).

E.

Share ownership

Common Shares

Name of Beneficial Owner	Stock Options Included in Beneficial Ownership	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
Frank A. Lang	398,000	4,350,192/2,834,402(2)	10.96%
William J. Witte	1,050,000	1,345,040	2.05%
Ross Guenther	400,000/0	1,796,958/200,000(3)	3.05%
Joel D. Schneyer	300,000	300,000	0.46%
Sargent H. Berner	450,000	539,668	0.82%
Ian Chang	250,000	321,000	0.49%
John King Burns	450,000	450,000	0.69%
Shannon M. Ross	450,000	600,000	0.92%
		12,737,260	19.44%

(1)

*Based on 65,538,099 shares outstanding as of December 31, 2005 (90,202,099 fully diluted), and stock options and warrants held by each beneficial owner.

(2)

Of the indirect ownership, 1,411,749 are held in the name of Dauntless Developments Ltd and 1,422,653 are held in the name of Lang Mining Corporation, both private companies controlled by Frank A. Lang.

(3)

Of these shares, 200,000 shares represent shares issued to Ceramext, LLC, a private company controlled by Ross Guenther for the Ceramext™ technology.

Class A Convertible Preference Shares

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class
Frank A. Lang	1,738,245/2,210,183	100%

(1)

Of these shares, 1,738,245 are held in the name of Frank A., Lang and 2,210,183 are held in the name of Lang Mining Corporation, a private company controlled by Mr. Lang.  These shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Share.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in Specie having an aggregate value of not less than the redemption amount.  The Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  As of December 31, 2005, and April 30, 2006, there are two holders of 5% or more of the common shares of Emgold, one of which was Frank Lang with 3,952,192 common shares (6.03%) held directly and 2,834,402 (4.32%) common shares held indirectly for a combined aggregate of 6,786,594 common shares (10.35%).

At December 31, 2000, Mr. Lang, directly and indirectly, held an aggregate of 6,117,504 common shares, which was 33.09% of the issued and outstanding common shares of 18,489,319 at that date.  In fiscal 2001, a total of 100,000 common shares were issued, bringing the issued and outstanding common shares to 18,589,319.  Mr. Lang’s total number of common shares held directly and indirectly remained at 6,117,504, or 32.91%.  In fiscal 2002, a total of 6,530,000 common shares were issued, bringing the issued and outstanding common shares to 25,119,319.  This includes a total of 2,085,590 common shares issued to Mr. Lang and a private company controlled by Mr. Lang in settlement of Cdn$208,559 in debt.  At December 31, 2002, Mr Lang, directly and indirectly, held 7,203,094 common shares, or 28.68% of the issued and outstanding at that time.  During fiscal 2003, a total of 18,336,561 common shares were issued.  At December 31, 2003, Mr. Lang, directly and indirectly held 6,939,594 common shares, or 15.97% of the issued and outstanding.  Mr. Lang’s holdings as a percentage have decreased due to the additional common share issuances by the Company.  All other known shareholders with greater than 5% are brokerage clearinghouses.  The total number of shares held by Mr. Lang, directly and indirectly, at December 31, 2004, was 6,786,594 common shares, or 14.39% of the issued and outstanding at that time.

Mr. Lang also holds, directly and indirectly, 3,948,428 Series A First Preference Shares, details of which are described in Item 6.  The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Series A First preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The second holder with greater than 5% of the Company’s common shares at December 31, 2005, is the Galaxy Fund, Inc., holding 12,400,000 common shares or 18.92% of the issued and outstanding common shares.  They did not hold any common shares of the Company in prior years.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2005, Emgold had authorized an unlimited number of common shares without par value of which 65,538,099 were issued and outstanding, and an unlimited number of preference shares of which 3,948,428 Series A First Preference Shares were issued and outstanding.

As of April 30, 2006, there were 590 registered shareholders of record holding a total of 65,588,099 common shares of Emgold.  To the best of Emgold’s knowledge there were 259 registered shareholders of record with registered addresses in Canada, 320 shareholders of record with registered addresses in the United States and 11 shareholders of record with registered addresses in other countries holding approximately 42,758,249 (65.19%), 7,116,695 (10.85%) and 15,713,155 (23.96%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction, during the three years ended December 31, 2004, except as noted below.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for the Class A First Preference Shares held by Lang Mining Corporation and Frank A. Lang.

Frank A. Lang and Lang Mining Corporation

Past Management Agreement with Lang Mining Corporation

Until June 30, 2001, Emgold received management, office, administrative, and geological services from Lang Mining Corporation (“Lang Mining”), a private company controlled by the chairman of Emgold, and reimbursed Lang Mining on a cost plus 15% basis.  Emgold also paid to Lang Mining a monthly management fee of Cdn$5,000.  The administration fees and services contract with Lang Mining expired on June 30, 2001, but Emgold continued with the contract for an additional month, until July 31, 2001.  Management and administrative services are now provided on a full cost recovery basis through LMC Management Services Ltd. (“LMC”).

Current Agreement with Lang Mining Corporation

Effective January 1, 2003, the Company commenced paying a management fee of Cdn$2,500 per month to Lang Mining Corporation (“Lang Mining”) for Mr. Lang’s services as Chairman.  John King Burns was appointed Chairman of Emgold in June 2005, and Mr. Lang’s management fee was extended until June 30, 2006.

Class A Convertible Preference Shares

During fiscal 2002, the Company entered into several private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  The Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Series A First Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares.  At December 31, 2005, $147,018 (December 31, 2004, $96,260) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

LMC Management Services Ltd. Administration and Services Agreement

Commencing August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

Other Related Party Transactions in the Three Years Ended December 31, 2005

During the year ended December 31, 2004, the Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ technology.  The technology was acquired from Ceramext, LLC, a private company controlled by Ross Guenther, a director of the Company.  Under the terms of the agreement, the Company has paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following advance minimum royalty payments: $5,000 per quarter in 2005; of which all payments have been made; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  Mr. Ross Guenther also receives consulting fees for his services at the Idaho-Maryland Project.  Fees paid in 2005 totalled $90,000 (2004 - $90,000; 2003 - $90,000).  Consulting fees paid to Mr. Guenther are paid at market rates and the negotiations for the acquisition of the Ceramext™ technology with Mr. Guenther were conducted in an arms-length manner.  Mr. Guenther abstained from voting on the transaction.

Consulting fees of Cdn$7,500 were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

C.

Interests of Experts and Counsel

Not applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Consolidated Statements and Other Financial Information

See “Item 17 Financial Statements”.  The consolidated financial statements as required are attached as an exhibit and are found immediately following the text of this Annual Report.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included immediately preceding the consolidated financial statements.

Legal Proceedings

Emgold is not involved in any litigation or legal proceedings and to Emgold’s knowledge no material legal proceedings involving Emgold or its subsidiary are to be initiated against Emgold.

Dividend Policy

Emgold has not paid any dividends on its outstanding common shares since its incorporation and does not anticipate that it will do so in the foreseeable future.  All funds of Emgold are being retained for exploration and development of its Projects.

B.

Significant Changes

There are no significant changes of financial conditions since the most recent audited financial statements included within this Annual Report.  Interim financial statements are incorporated into the financial statements included herein.

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to April 30, 2006.

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Annual
2006 (to April 30, 2006)	0.82	0.42	10,142,000
2005	0.83	0.27	10,203,500
2004	1.55	0.58	9,586,000
2003	1.50	0.35	8,105,780
2002	0.40	0.05	3,123,800
2001	0.15	0.02	2,355,500
2000	0.21	0.04	1,741,200

Calendar 2004
First Quarter	1.55	0.89	2,469,200
Second Quarter	1.13	0.70	2,997,300
Third Quarter	0.95	0.68	1,093,300
Fourth Quarter	0.94	0.49	3,026,200

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Second Quarter	0.49	0.31	1,482,400
Third Quarter	0.46	0.31	1,257,700
Fourth Quarter	0.50	0.27	5,129,100

Month ended
April 30, 2006	0.82	0.61	2,827,700
March 31, 2006	0.77	0.50	3,346,000
February 28, 2006	0.61	0.43	1,454,500
January 31, 2006	0.51	0.42	2,513,800
December 31, 2005	0.50	0.27	1,794,500
November 30, 2005	0.32	0.27	1,988,000
October 31, 2005	0.39	0.28	1,346,600
September 30, 2005	0.46	0.36	416,400
August 31, 2005	0.43	0.35	493,200
July 31, 2005	0.40	0.31	348,100
June 30, 2005	0.43	0.35	340,400
May 31, 2005	0.43	0.31	645,400
April 30, 2005	0.49	0.36	496,600

The high, low and closing price of the Company’s common stock was Cdn$0.82, Cdn$0.76 and Cdn$0.81 on April 28, 2006.  The Company’s common stock is issued in registered form.

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since June 3, 1970, (symbol-EMR).

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Emgold’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 361869.  The Company was continued under the Business Corporations Act in British Columbia in June 2005.  A copy of the Notice of Article and Articles are filed as an exhibit to this Annual Report on Form 20-F.

1.

Objects and Purposes

Emgold’s Articles do not specify objects or purposes.  Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person.  British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

2.

Directors – Powers and Limitations

Emgold’s articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors’ compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, not having any undischarged bankruptcies and having no fraud related convictions in the previous five years.  There is no mandatory retirement age either under Emgold’s Articles or under the BCA.

Directors’ borrowing powers are not generally restricted where the borrowing is in Emgold’s best interests, but the directors may not authorize Emgold to provide financial assistance for any reason where Emgold is insolvent or the providing of the guarantee would render it insolvent.  Directors need not own any shares of Emgold in order to qualify as directors.

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting.  Shareholders at the annual shareholders’ meeting determine the number of directors annually and all directors are elected at that time.  Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders’ meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

Under the Articles, a director who is in any way directly or indirectly interested in a proposed contract or transaction, or who holds any office or possesses any property whereby directly or indirectly a duty might be created which would conflict with his duty or interest as a director, shall declare the nature and extent of such interest in such contract or transaction.  A director shall not vote in respect of any such contract or transaction and if he should vote, his vote shall not be counted, but he may be counted in the quorum present at the meeting.  Similarly, under the BCA directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.

3.

Descriptions of rights, preferences and restrictions attaching to each class of shares

Common Shares

Emgold has authorized an unlimited number of common shares without par value.  All common shares rank pari passu for the payment of dividends and distributions in the event of wind-up.

Some of the significant provisions under British Columbia law and Emgold’s Articles relating to the common shares may be summarized as follows:

Capital Increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require the approval of 75% of votes of shareholders at a duly convened meeting.

Certain changes such as amalgamations, re-domiciling, and creation of new classes of shares may also give rise to dissent rights (the right to be paid the “fair value” for their shares in cash if the matter is proceeded with).

Shares Fully Paid

All Emgold shares must, by applicable law, be issued as fully paid for cash, property or services.  They are, therefore, non-assessable and not subject to further calls for payment.

Pre-emptive Rights

There are no pre-emptive rights applicable to Emgold which provide a right to any person to participate in offerings of Emgold’s securities

Liquidation

All common shares of Emgold participate rateably in any available assets in the event of a winding up or other liquidation.

No Limitation on Foreign Ownership

There are no limitations under Emgold’s Articles or in the BCCA on the right of persons who are not citizens of Canada to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if Emgold is, or would thereby become, insolvent.

Voting Rights

Each Emgold common share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to Emgold.  At an annual meeting of shareholders, subject to the BCCA, general meeting resolutions are decided by a show of hands, or upon request, by a poll.  A simple majority is required to pass an ordinary resolution.

Shareholder Meetings

Shareholders’ meetings are governed by the Articles of Emgold but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Emgold will hold an annual shareholders’ meeting, will provide at least 21 days’ notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder’ meetings require not less than a 60 day notice period from initial public notice and that Emgold makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Emgold must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder’s determination.  The meeting must be held within 15 months of the previous annual shareholders’ meeting.  A quorum for a shareholders’ meeting is two members or proxy holders present.

Change in Control

Emgold has not implemented any shareholders’ rights or other “poison pill” protection against possible take-overs.  Emgold does not have any agreements, which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Emgold’s material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of Emgold do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Emgold’s shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Emgold but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

Securities Act (British Columbia)

This statute applies to Emgold and governs matters typically pertaining to public securities such as continuous quarterly financial reporting, immediate disclosure of material changes, insider trade reporting, take-over protections to ensure fair and equal treatment of all shareholders, exemption and resale rules pertaining to non-prospectus securities issuances as well as civil liability for certain misrepresentations, disciplinary, appeal and discretionary ruling maters.  All Emgold shareholders regardless of residence have equal rights under this legislation.

Future Capital Calls

The directors of the Company do not have any liability for future capital calls.

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which 3,948,428 Series A First Preference shares are outstanding as of December 31, 2005.  (See Item 7 – Series A First Preference Shares).

A.

Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.

A three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments are $17,005 per month commencing April 1, 2004, and will increase to $17,900 per month on April 1, 2005, and to $20,138 on April 1, 2006.  The Company has an option to purchase the building until the earlier of December 31, 2006, and the termination of the lease.  The purchase price under the option is $2,500,000, subject to adjustment if the optionee assumes an existing Wells Fargo Loan on the property, or $2,600,000 if the Company does not assume the Wells Fargo Loan and the optionor is charged a prepayment penalty by Wells Fargo for early payment.  The purchase price shall be adjusted on each anniversary date of the agreement, increasing the purchase price by the greater of (a) the percentage increase in the consumer price index (All Urban Consumers, base year 1982-84 = 100) for San Francisco-Oakland-San Jose CMSA published by the United States Department of Labour, Bureau of Labor Statistics during the most recent 12 month period, but not greater than 5%, and (b) 3% above the previous purchase price in effect.

2.

A five-year lease (as amended), commencing on June 1, 2002, and ending on May 31, 2007, with the owners of the Idaho-Maryland Property.  The owners of the Idaho-Maryland Property have granted to the Company the exclusive right and option to purchase all of the leased property.  As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003; payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007.  In the event that all payments have been made, the purchase price for 2002 was to be $4,350,000.  For succeeding lease years in which the option may be exercised, that price will increase by 3% each year.

3.

The Company signed an agreement with Ceramext, LLC, a private company controlled by Ross Guenther, a director of the Company and General Manager of the Idaho-Maryland project, to develop and use the Ceramext™ process.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Pursuant to the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.

4.

The Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California. The Company’s share of the purchase price was $542,500 plus 30% of the closing costs.  The joint venture was terminated and the Company’s title to its share of the property was transferred in to the Company’s name during the year ended December 31, 2005.

B.

Exchange controls

Emgold is incorporated pursuant to the laws of the Province of British Columbia, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation”, below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Emgold on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares.  It is general only, it is not a substitute for independent advice from an investor’s own advisor, and it does not anticipate statutory or regulatory amendments.  Emgold does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Emgold’s relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Emgold’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Emgold.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2005 exceeds Cdn$250 million.  A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquiror through the ownership of the Common Shares.

The foregoing assumes Emgold will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

a)

an acquisition of the Common Shares by a person in the ordinary course of that person’s business as a trader or dealer in securities,

b)

an acquisition of control of Emgold in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act, and

c)

an acquisition of control of Emgold by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of Emgold, through the ownership of the Common Shares, remained unchanged.

A.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm’s length with Emgold, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.  This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency.  It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account provincial, U.S., state or other foreign income tax law or practice.  The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Emgold will be subject to Canadian withholding tax.  Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Emgold’s voting shares).  Emgold will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder’s account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.  A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm’s length alone or together owned, or had rights to acquire, 25% or more of Emgold’s issued shares of any class or series.  If the shares of Emgold constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer’s taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition.  One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year.  Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.  It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident.  The withholding tax may be reduced on completion of a Clearance Certificate Request.  If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.  The value of Emgold’s common shares is not currently derived principally from real property situated in Canada.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Emgold.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Canadian Federal Income Tax Consequences” above).  Accordingly, we strongly recommend that holders and prospective holders of common shares of Emgold consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Emgold, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Emgold who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Emgold.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Emgold

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Emgold are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Emgold has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of Emgold, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt.  Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.  However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of Emgold generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of Emgold may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of Emgold) deduction of the United States source portion of dividends received from Emgold (unless Emgold qualifies as a “foreign personal holding company” or a “passive foreign investment company,” as defined below).  Emgold does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on Emgold’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Emgold’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Emgold may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income, “ “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by Emgold will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Emgold should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Emgold

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of Emgold equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Emgold.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Emgold will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

A.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of Emgold’s outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of Emgold’s gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), Emgold may be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent Emgold does not actually distribute such income.  Emgold does not believe that it currently qualifies as a foreign personal holding company.  However, there can be no assurance that Emgold will not be considered a foreign personal holding company for the current or any future taxable year.

B.

Foreign Investment Company

If 50% or more of the combined voting power or total value of Emgold’s outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and Emgold is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that Emgold may be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain.  Emgold does not believe that it currently qualifies as a foreign investment company.  However, there can be no assurance that Emgold will not be considered a foreign investment company for the current or any future taxable year.

C.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2003, and at least certain prior fiscal years.  In addition, Emgold may qualify as a PFIC for the fiscal years ending December 31, 2004 and 2005, and may also qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Emgold. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at “Controlled Foreign Corporation” below).

A U.S. Holder who elects to treat Emgold as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Emgold qualifies as a PFIC on his pro rata share of Emgold’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder’s taxable year in which (or with which) Emgold’s taxable year ends, regardless of whether such amounts are actually distributed.  A U.S. Holder’s tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Emgold is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Emgold qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if Emgold is a controlled foreign corporation, the U.S. Holder’s pro rata share of Emgold’s post-1986 earnings and profits as of the qualification date.  The qualification date is the first day of Emgold’s first tax year in which Emgold qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Emgold in which Emgold is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Registrant common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Emgold’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, Emgold must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information.  Emgold intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to Emgold.  We strongly recommend that each prospective U.S. Holder consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to Emgold, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election.  If a U.S. Holder makes a QEF election and Emgold ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which Emgold does not qualify as a PFIC.  Therefore, if Emgold again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which Emgold qualifies as a PFIC.  In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of Emgold.  Therefore, if such U.S. Holder reacquires an interest in Emgold, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which Emgold qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Registrant common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Emgold.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Registrant common shares and all excess distributions on his Registrant common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Emgold (i) which began after December 31, 1986, and (ii) for which Emgold was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Emgold is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Registrant common shares, then Emgold will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Registrant common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Emgold common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Emgold as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Emgold included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Emgold will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Emgold common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election.  No view is expressed regarding whether common shares of Emgold are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Emgold common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee’s basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee’s basis is generally equal to the fair market value of the Electing U.S. Holder’s common shares as of the date of death under Section 1014 of the Code.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  We strongly recommend that each prospective U.S. Holder of Emgold consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of Emgold, certain adverse rules may apply in the event that both Emgold and any foreign corporation in which Emgold directly or indirectly holds shares is a PFIC (a “lower-tier PFIC”).  Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto.  Emgold intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of Emgold that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called “indirect disposition” of such shares.  For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by Emgold (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder’s proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by Emgold (or an intermediate entity).  Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from Emgold and does not dispose of its common shares.  Emgold strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to Registrant common shares while Emgold is a PFIC unless the U.S. Holder makes a timely QEF election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

D.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of Emgold is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of Emgold (“United States Shareholder”), Emgold could be treated as a controlled foreign corporation (“CFC”) under Subpart F of the Code.  This classification would effect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax.  The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of Emgold which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of Emgold attributable to the shares sold or exchanged.  If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC.  This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders.  Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC.  Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. Emgold does not believe that it currently qualifies as a CFC.  However, there can be no assurance that Emgold will not be considered a CFC for the current or any future taxable year.

A.

Dividends and Paying Agents

Not applicable.

B.

Statement By Experts

Not applicable.

C.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Emgold, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 or on request of Emgold at 604-687-4622.  Copies of Emgold’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

D.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and development stage on its mineral property interests and in the research and development stage on its ceramics technology.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to, will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Other than the foreign exchange loss or gain related to the dividends payable on the convertible preference shares described below, the Company’s potential near-term exchange risk associated with fluctuation of exchange rates are not believed to material.  Exchange gain losses incurred in fiscal 2005 were $8,148 on $4.9 million in expenditures, a nominal amount.

Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.  The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s commons shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.  Foreign exchange loss on the debt conversion to United States dollars was $19,894 in fiscal 2005 and $42,453 in fiscal 2004, which are not significant to the operations of the Company.  The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares. This ratio represents an effective conversion price of Cdn$0.80 per common share.  The shares are redeemable by the Company an any time on 30 days’ written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.  The Gold conversion option will be exercised if the Idaho-Maryland Mine is put into production and gold is on hand and prices remain similar to their present levels.  The Idaho-Maryland Mine is planned to open in four to six years, however, at the date of this Annual Report, there is no certainty that the permitting of the Idaho-Maryland Mine will be complete, and that mine operations will commence.

Interest Rate Risk and Equity Price Risk

Emgold has been equity financed and does not have any debt that is subject to interest rate change risks.

Commodity Price Risk

While the value of Emgold’s resource properties can always be said to relate to the price of precious metals and the outlook for same, Emgold currently does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Mr. Joel D. Schneyer is a member of the audit committee of the Company who qualifies as an “audit committee financial expert” based on his education and experience.  Mr. Schneyer is independent, as that term is defined by the rules of the British Columbia Securities Commission.

The Securities and Exchange Commission has indicated that the designation of Joel D. Schneyer as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended December 31,
Services:	2005 (Cdn$)	2004 (Cdn$)
Audit fees	$ 25,000	$ 26,000
Audit-related fee	40,000	--
Tax fees	10,450	9,650
All other fees	--	--
Total fees	$ 75,450	$ 35,650

Note:

“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company’s audit firm were pre-approved by the audit committee.

During the year ended December 31, 2005, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 12 to the consolidated financial statements.

The following statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Financial Statements:

(i)

Auditors’ Reports on the consolidated balance sheets as at December 31, 2005 and 2004, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended December 31, 2005, 2004 and 2003;

(ii)

Consolidated balance sheets as at December 31, 2005 and 2004;

(iii)

Consolidated statements of operations and deficit and statement of shareholder’s equity for each of the three years ended December 31, 2005, 2004 and 2003;

(iv)

Consolidated statements of changes in cash flows for the periods referred to in (3) above;

(v)

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year.

Exhibit Number	Description

1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust
4.3*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther)
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of subsidiaries
11.1	Code of Ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
99.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

Glossary of Geologic and Mining Terms

Anomaly

Any deviation from normal.  Examples would include geologic features or concentrations of metal noticeably different than surrounding features or metals.

Arsenopyrite

A sulphide of arsenic and iron.

Assay

An analysis to determine the presence, absence or quantity of one or more components.

Axis

An imaginary hinge line about which the fold limbs are bent.  The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

Batholith

An intrusion, usually granitic, which has a large exposed surface area and no observable bottom.  Usually associated with orogenic belts.  Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by uplifted erosion.

Bed

The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations.

Bedding

Condition where planes divide sedimentary rocks of the same or different lithology.

Bedrock

Solid rock exposed at the surface of the earth, or overlain by surficial deposits.

Breccia

Rock made up of angular fragments in a matrix of finer-grained material or cementing material.

Brecciated

Rock broken up by geological forces.

Bulk sample

A very large sample, the kind of sample to take from broken rock, or from gravels and sands when testing placer deposits.

Calcite

Calcium carbonate, a mineral found in limestone, chalk and marble and metamorphic rocks.

Chalcopyrite

Copper iron sulphide mineral and an important ore of copper.

Chip sample

A sample composed of discontinuous chips taken along a rock surface across a given line.

Claim

That portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.

Contact

The place or surface where two different kinds of rocks come together.

Crystalline

Means the specimen is made up of one or more groups of crystals.

Cut-off grade

The minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.

Deposit

A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentration to invite exploitation.

Diabase

Igneous hypabyssal rocks that are transitional from volcanic to plutonic.  The name is applied differently in different parts of the world leading to considerable confusion.

Diamond drill

A type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion.  The drill cuts a core of rock which is recovered in long cylindrical sections.

Diamond drill hole

A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.

Dilution

Results from the mixing in of unwanted waste rock with the ore during mining.

Dip

The angle at which a stratum or drill hole is inclined from the horizontal.  Alternatively, a geological measurement of the angle of maximum slope of planar elements in rocks.

Displacement

Relative movement of rock on opposite side of a fault; also known as dislocation.

Fault

A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture.  Alternatively, a break in the continuity of a body of rock.

Feasibility study

Engineering study to determine if a mineral property can be developed at a profit, and which methods should be used to develop it.

Feldspar

A group of aluminum silicate minerals closely related in chemical composition and physical properties.  There are two major chemical varieties of feldspar: the potassium aluminum, or potash feldspars and the sodium-calcium-aluminum, or plagioclase feldspars.

Felsic

Light-coloured silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).

Folds

Flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.

Footwall

The mass of rock that lies beneath a fault, an ore body, or a mine working; the top of the rock stratum underlying a vein or bed of ore.

Fracture

Breaks in a rock, usually due to intensive folding or faulting.

Gangue

Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Geochemical anomaly

An area of elevated values of a particular element in soil or rock samples collected during the preliminary reconnaissance search for locating favourable metal concentrations that could indicate the presence of surface or drill targets.

Geochemical survey

A systematic measure of the abundance of different elements in rock, soil, water, etc.

Geochemistry

Study of chemical elements in rocks or soil.

Geological mapping

Surveys defining the surface distribution of rock varieties, age relationships and structural features.

Geophysics

The study of the physical properties of rocks, minerals, and mineral deposits.

Gouge

Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.

Grab sampling

A random sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.

Grade

The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Granite

An intrusive igneous rock consisting essentially of alkali feldspar and quartz, plus micas and accessory minerals.

Graphite

A soft black form of native carbon.

Grid

A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system of coordinates and to facilitate computation of direction and distance and size of geologic, geochemical or geophysical features.

Hanging wall

and footwall

Terms used in reference to faults when mining along a fault, your feet would be in the footwall side of the fault and the other side would be “hanging” over your head.  The rock mass above a fault plane, vein, lode, ore body, or other structure, the underside of the country rock overlying a vein or bed of ore.

Heavy mineral

concentrate sample

A sample of heavy minerals collected from stream gravels and concentrated by panning.

Hectare

A square of 100 metres on each side; 10,000 square metres or 2.471 acres.

Host rock

The rock within which the ore deposit occurs.

Igneous

Rock formed by the cooling of molten silicate mineral.

Induced polarization

(I.P.) method

A geophysical method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Intermediate

An igneous rock made up of both felsic and mafic minerals (diorite).

Intrusion

General term for a body of igneous rock formed below the earth’s surface.

Intrusive rock

Any igneous rock solidified from magma beneath the earth’s surface.

Joint venture

agreement

An agreement where the parties agree to the terms on which a property will be explored, developed, and mined.

Lode

See vein.

Mafic

A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Magma

Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes.  It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.

Massive

Implies large mass.  Applied in the context of hand specimens of, for example, sulphide ores; it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.

Melange

A body of rock characterized by a lack of internal continuity of contacts or strata and by the inclusion of fragments and blocks of all sized and sometimes various types, embedded in a fine-grained matrix.

Metamorphosed or

metamorphic

A rock that has been altered within the earth’s crust by physical and chemical processes including heat, pressure and fluids.

Meta-sediment

A sediment or sedimentary rock that shows evidence of metamorphosis.

Metavolcanic

An informal term for volcanic rock that shows evidence of metamorphosis.

Mesozoic

An era of geologic time, from the end of the Paleozoic era to the start of the Cenozoic, or from about 225 to about 50 million years ago.

Mineral

A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.

Mineral claim

A legal entitlement to minerals in a certain defined area of ground.

Mineral deposit or

mineralized material

A mineralized underground body which has been intersected by sufficient closely spaced drill holes and / or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work.  This deposit does not qualify as a commercially mineable ore body (reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineralization

The concentration of metals and their chemical compounds within a body of rock.

Mining lease

A claim or number of claims to which the right to mine is assigned.

Net smelter returns

royalty

Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties.  A royalty based on net smelter returns provides cash flow that is free of any operating or capital costs and environmental liabilities.

Option agreement

An agreement where the optionee can exercise certain options to increase contracted interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor’s property.

Ore

A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.

Ore body

A solid and fairly continuous mass or ore.

Ore reserve

The measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.

Outcrop

An in-situ exposure of bedrock.

Paleozoic

An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.

Pluton

Term for an igneous intrusion, usually formed from magma.

Pyrite

Iron sulphide (FeS2)

Qualified person

In accordance with NI 43-101, a “qualified person” means an individual with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these.  This person must also have experience relevant to the subject matter of the mineral project, and must be member in good standing of a professional association.

Quartz

A mineral composed of silicon dioxide.

Reclamation bond

Usually required when mechanized work is contemplated.  Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.

Reconnaissance

A general examination or survey of a region with reference to its main features, usually as a preliminary step to a more detailed survey.

Replacement

mineralization

Mineral deposit formed by replacement of previous rock.

Reverse circulation

drill

A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Rock chip sample

A rock sample consisting of chips collected continuously over a specified width.

Rotary drilling

A drilling method where a hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the rock cuttings to the surface.

Royalty interest

A royalty interest is tied to a unit of production, such as tonne of concentrate or ounce of gold or silver produced.  A common form of royalty interest is the net smelter return.

Sample

Small amount of material that is supposed to be absolutely typical or representative of the object being sampled.

Schist

A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well-developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.

Sedimentary

A rock formed from cemented or compacted sediments.

Sediments

Are composed of the debris resulting from the weathering and break-up of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.

Sericite

A fine-grained variety of mica occurring in small scales, especially in schists.

Shaft

Vertical opening downwards.

Showing

A rock outcrop revealing the presence of a certain mineral.

Silicate

Most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).

Soil sampling

Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.

Sphalerite

A zinc sulphide, ZnS, which may contain some iron and cadmium; the principal ore of zinc and cadmium.

Stock

An igneous intrusive body of unknown depth with a surface exposure of less than 104 square kilometres.  The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Stockwork

A mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.

Stope

An excavation in a mine from which ore is, or has been, extracted.

Strike

The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.

Tailings

Material rejected from a mill after recoverable valuable minerals have been extracted.

Tailings pond

A pond where tailings are disposed.

Trenching

The act of blasting or digging through overburden or outcrop to attend fresh bedrock for mapping and sampling.

Veins

The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.

Waste

Rock which is not ore.  Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.

Workings

A part of a mine, quarry, etc., where work is or has been done.

.

SIGNATURES

Emgold Mining Corporation certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ William J. Witte
William J. Witte, President and Chief Executive Officer

DATED:

June 15, 2006

Independent Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheet of Emgold Mining Corporation as at December 31, 2005 and 2004 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years ended December 31, 2005, 2004 and 2003 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2006

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 28, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 28, 2006

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2005	December 31, 2004

Assets

Current assets
Cash and cash equivalents	$ 3,423,939	$ 1,304,994
Accounts receivable	40,240	74,079
Due from related party (Note 6)	131,224	229,682
Prepaid expenses and deposits	142,300	42,758
	3,737,703	1,651,513

Other	7,019	6,399
Ceramext process™ (Note 3)	--	141,054
Equipment (Note 3)	523,090	351,825
Mineral property interests (Note 3)	859,531	797,956

	$ 5,127,343	$ 2,948,747

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 427,870	$ 341,707
Due to related parties (Note 6)	173,273	117,242
	601,143	458,949

Preference shares (Notes 4 (b) and 6)	613,871	577,529
	1,215,014	1,036,478

Shareholders’ equity
Share capital	29,874,576	22,819,677
Preference shares (Note 4 (b))	90,902	90,902
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,319,034	2,128,708
Deficit	(27,794,727)	(22,549,562)
	3,912,329	1,912,269

	$ 5,127,343	$ 2,948,747

Going concern (Note 1)

Commitments (Note 8)

Subsequent events (Notes 3)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Joel D. Schneyer”

“William J. Witte”

Joel D. Schneyer

William J. Witte

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2005	2004	2003

Expenses
Amortization	$ 61,400	$ 21,936	$ 7,739
Ceramext™ research costs (Note 13)	1,769,659	998,631	24,054
Exploration expenses (Note 14)	1,668,224	2,876,046	1,101,225
Legal, accounting and audit	114,557	183,335	119,775
Management and consulting fees (Note 6)	31,582	30,579	21,406
Office and administration	448,357	283,581	32,967
Other consulting fees	68,600	--	--
Salaries and benefits	558,717	310,850	200,281
Shareholder communications	288,216	284,246	188,286
Stock-based compensation	143,979	263,318	1,497,264
Travel	131,770	55,569	38,935
	5,285,061	5,308,091	3,231,932
Other expenses and (income)
Foreign exchange loss (gain)	8,148	139,455	(62,424)
Finance and restructuring expenses	44,966	41,790	41,860
Accretion of debt component of preference shares	16,448	17,659	--
Interest income	(109,458)	(60,366)	(6,683)
Loss before income taxes	5,245,165	5,446,629	3,204,685

Income tax recovery	--	--	(44,105)

Loss for the year	5,245,165	5,446,629	3,160,580

Deficit, beginning of year	22,549,562	17,102,933	13,942,353

Deficit, end of year	$ 27,794,727	$ 22,549,562	$ 17,102,933

Loss per share – basic and diluted	$0.09	$0.12	$0.11

Weighted average number of common shares outstanding	57,782,811	46,794,835	28,862,975

Total common shares outstanding at end of year	65,538,099	47,158,099	43,455,880

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2005, 2004 and 2003

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2002	25,119,319	$ 14,191,476	$ --	$ --	$ (622,352)	$ (13,942,353)	$ (373,229)
Shares issued for cash:
Private placement, less share issue costs	2,472,222	667,620	--	--	--	--	667,620
Private placement, less share issue costs	10,060,000	5,087,855	--	--	--	--	5,087,855
Flow-through private placement	160,000	112,559	--	--	--	--	112,559
Future income tax asset recognized as a result of flow-through private placement	--	(44,105)	--	--	--	--	(44,105)
Warrants exercised	4,775,847	1,069,264	--	--	--	--	1,069,264
Stock options exercised	623,000	98,460	--	--	--	--	98,460
Shares issued for other:
Escrow shares cancelled	(4,558)	--	--	--	--	--	--
Cumulative rounding from prior years	50	--	--	--	--	--	--
Rozan Gold Property payment at Cdn$0.10	50,000	18,674	--	--	--	--	18,674
Stewart Property payment at Cdn$0.28	50,000	26,552	--	--	--	--	26,552
Finance fee on private placement	150,000	84,491	--	--	--	--	84,491
Equity portion of convertible preference shares issued on settlement of note payable	--	--	90,902	--	--	--	90,902
Stock-based compensation	--	--	--	1,654,998	--	--	1,654,998
Cumulative translation adjustment	--	--	--	--	44,896	--	44,896
Loss for the year	--	--	--	--	--	(3,160,580)	(3,160,580)
Balance, December 31, 2003	43,455,880	21,312,846	90,902	1,654,998	(577,456)	(17,102,933)	5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	59,731
Shares issued for other:
Ceramext™ licence agreement	200,000	182,108	--	--	--	--	182,108
Stewart Property payment at Cdn$0.76	50,000	28,903	--	--	--	--	28,903
Stock-based compensation	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	2,128,708	(577,456)	(22,549,562)	1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	4,433
Stock-based compensation	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	$ 29,874,576	$ 90,902	$ 2,319,034	$ (577,456)	$ (27,794,727)	$ 3,912,329

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2005	2004	2003
Cash provided by (used for):
Operations:
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Items not involving cash
Amortization	260,315	194,255	7,739
Stock-based compensation	190,326	473,710	1,654,998
Income taxes recovered	--	--	(44,105)
Accretion of debt component of preference shares	16,448	17,659	--
Effect of currency translation	19,274	42,453	138,651
Changes in non-cash operating working capital
Accounts receivable	33,839	(52,561)	(17,345)
Due to/from related parties	154,489	(188,918)	107,301
Prepaid expenses and deposits	(99,542)	(15,086)	(6,533)
Accounts payable and accrued liabilities	86,163	246,730	32,056
	(4,583,853)	(4,728,387)	(1,287,818)
Investing activities:
Mineral property acquisition costs	(61,575)	(628,566)	(27,746)
Equipment additions	(290,526)	(472,659)	(35,302)
Other	--	--	(4,497)
	(352,101)	(1,101,225)	(67,545)
Financing activities:
Common shares issued for cash	7,054,899	1,295,820	7,120,249

Increase (decrease) in cash and cash equivalents during the year	2,118,945	(4,533,792)	5,764,886
Cash and cash equivalents, beginning of year	1,304,994	5,838,786	73,900

Cash and cash equivalents, end of year	$ 3,423,939	$ 1,304,994	$ 5,838,786

Cash and cash equivalents comprised:
Cash and in bank	$ 688,369	$ 469,370	$ 485,318
Short-term money market instruments	2,735,570	835,624	5,353,468
	$ 3,423,939	$ 1,304,994	$ 5,838,786

Supplemental cash flow information (Note 9)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

1.

Going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

The Company had a loss of $5,245,165 for the year ended December 31, 2005, working capital of $3,136,560 and an accumulated deficit of $27,794,727 at December 31, 2005.  Operations for the year ended December 31, 2005, have been funded primarily from the issuance of capital stock, and net changes in working capital balances.

The current financial position and past results of operations indicate that there is substantial doubt about the appropriateness of the going concern assumption.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing novel technology for the production of high value products from minerals and waste products.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or research of novel technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of Emgold Mining Corporation and its direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in Note 12, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

(b)

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenditures during the reporting period.  Significant areas requiring the use of management estimates include the determination of impairment of equipment and mineral property interests, reclamation obligations, rates for amortization, and the valuation of stock options.  Actual results could differ materially from those estimated.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(d)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for office, research and exploration equipment and over three years for leasehold improvements and computer hardware and software.

(e)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is impaired.

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

Mineral property acquisition costs include cash costs and the fair market value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee a clear title.  Property title may be subject to unregistered prior agreements and regulatory requirements.  The Company is not aware of any disputed claims of title.

Administrative, property investigation, and exploration expenditures are expensed in the period incurred.

(f)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economic and a production decision is made.

(g)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.  The acquisition of the Ceramext™ process is being amortized on a straight-line basis over two years, which is the estimated life of the prototype acquired under the initial terms of the agreement (See Note 3 (c)).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(h)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

Under the terms of the Ceramext, LLC agreement, the Company has obtained the worldwide rights relating to the Ceramext™ process, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the minimum royalty payments pursuant to the agreement.  Research costs and advanced royalties relating to the Ceramext™ process have been expensed in 2005, 2004 and 2003.

(i)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in income in the current period.

(j)

Income taxes

Income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.

Resource expenditure deductions for income tax purposes related to exploration activities funded by flow through share arrangements are renounced to subscribers in accordance with income tax legislation.  To recognize the foregone tax benefits to the Company, the carrying value of the shares is reduced by the tax effect of the tax benefits renounced to the subscribers.  The effect on future tax assets and liabilities of a change in tax rates are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

(k)

Asset retirement obligations

Asset retirement obligations are recognized when a legal obligation arises.  This liability is recognized at the fair value of the asset retirement obligation.  When the liability is initially recorded the Company capitalizes the cost by increasing the carrying amount of the related long-lived assets.  Over time the liability is accreted to its present value each period, and the capitalized cost is amortized over the useful life of the related asset.  Upon settlement of the liability, the Company either settles the obligation for its recorded amount or incurs a gain or loss upon settlement.

(l)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as it would be anti-dilutive.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(m)

Stock-based compensation

As of January 1, 2003, the Company elected to adopt on a prospective basis the fair value based method of accounting for stock options recommended by the Canadian Institute of Chartered Accountants in Section 3870.  Under this method, the Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  The contributed surplus balance is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

3.

Property, plant and equipment

(a)

Equipment

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 244,974	$ 46,034	$ 198,940
Office furniture and equipment	56,599	14,237	42,362
Research equipment	182,639	22,957	159,682
Computer hardware and software	97,333	51,706	45,627
Leasehold improvements	126,798	50,319	76,479
Total	$ 708,343	$ 185,253	$ 523,090

December 31, 2004	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 157,798	$ 15,731	$ 142,067
Office furniture and equipment	32,490	5,167	27,323
Research equipment	40,931	3,963	36,968
Computer hardware and software	71,500	24,449	47,051
Leasehold improvements	110,366	11,950	98,416
Total	$ 413,085	$ 61,260	$ 351,825

(b)

Mineral property interests

The cumulative acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2005	December 31, 2004
Idaho-Maryland Property, California	$ 589,276	$ 582,428
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	94,735	74,160
Jazz Property, British Columbia	21,828	11,411
Stewart Property, British Columbia	146,782	123,047
	$ 859,531	$ 797,956

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(a)

Mineral property interests (continued)

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the amended lease is for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners have granted to the Company the exclusive right and option to purchase all of the leased property.  As consideration for the said option, the Company agreed to pay the owners the following non-refundable amounts: $27,000 paid in 2002 and $19,500 paid quarterly on the first day of February, May, August and November in 2003.  Payments of $25,500 are due quarterly on the first business day of each of the same months during the years from 2004 to 2007, and all amounts due have been paid.  Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2002 was to be $4,350,000, and is increased by 3% each lease-year.

In April 2004, the Company acquired a 45.4–acre parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party for $542,500 plus costs.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company may earn a 100% interest in the property by making stepped payments totalling Cdn$100,000 (Cdn$70,000 paid) and issuing 200,000 (200,000 issued) common shares by April 1, 2006. The property is subject to a 3.0% net smelter returns royalty (“NSR”).  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.  Subsequent to December 31, 2005, the Company paid Cdn$30,000, the last payment on the option agreement.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia.  The property is contiguous to the Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement, the Company has agreed to make total cash payments of $215,000 ($20,000 paid) to the optionor over a ten-year period.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement ($83,738 completed).  The Company will have the right to purchase 2/3 of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(b)  Mineral property interests (continued)

Stewart Property, British Columbia

In 2001, the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$80,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

(c)

Other projects

Ceramext™ Process

	Cost	Accumulated Amortization	Net Book Value December 31, 2005	Net Book Value December 31, 2004
Ceramext™ process	$ 282,108	$ 282,108	$ --	$ 141,054

The Company has signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.  The Ceramext™ process is a patented technology capable of converting a wide variety of raw materials, including mine tailings and fly ash into industrial ceramics such as floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.   During the year ended December 31, 2004, under the terms of the agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext LLC, a private company controlled by a director of the Company.  The common shares had a four-month hold period, which expired June 12, 2004.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.

4.

Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

(a)

Common shares, issued and fully paid

See Consolidated Statements of Shareholders’ Equity.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2005 and 2004	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2005	December 31, 2004
Balance, beginning of year	$ 577,529	$ 517,417
Accretion of debt	16,448	17,659
Foreign exchange loss on debt	19,894	42,453
	36,342	60,112
Balance, end of year	$ 613,871	$ 577,529

During fiscal 2002, the Company entered into private placements, completed a debt settlement, and was able to pay off the majority of the creditors of the Company.  At December 31, 2002, Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) remained as the major creditors of the Company, the debt arising from financial support provided to the Company over a prolonged period.  During fiscal 2003, the Company entered into an agreement with Lang to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to Lang.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days’ written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The Class A Convertible Preference Shares are convertible into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in specie having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2005, $147,018 (December 31, 2004 - $96,260) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(a)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2005.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2003, 2004, and 2005:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2002	1,969,000	$0.18
Exercised	(623,000)	$0.22
Granted	3,030,000	$0.98
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance and exercisable, December 31, 2005	6,304,000	$0.82

The following table summarizes information about the stock options outstanding at December 31, 2005:

Range of Exercise Price	Number Outstanding and Exercisable at December 31, 2005	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	3.40 years
Cdn$0.30	145,000	1.30 years
Cdn$0.10	494,000	5.78 years
Cdn$0.60	150,000	7.64 years
Cdn$1.00	2,955,000	7.92 years
Cdn$0.90	2,130,000	8.53 years
Cdn$0.36	260,000	4.49 years
	6,304,000	7.54 years

For the year ended December 31, 2005, the Company incurred stock-based compensation expense of $190,326 (2004 - $473,710; 2003 - $1,654,998).  A portion of the expense is included in the Consolidated Schedules of Ceramext™ Research Costs (Note 13) and in the Consolidated Schedules of Exploration Expenses (Note 14).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

4.

Share capital (continued)

(c)

Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,
	2005	2004	2003
Risk free interest rate	3.10%	2.43% -2.53%	2.24%
Expected life (years)	3	3	3
Expected volatility	67% - 88%	128% - 130%	127%
Weighted average fair value per option grant	$0.17 - $0.82	$0.83 - $0.93	$0.72

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore do not necessarily provide a reliable measure of the fair value of the Company’s stock options.

(b)

Warrants

As at December 31, 2005, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
18,360,000

During the year ended December 31, 2005, 6,232,799 warrants exercisable at a price of Cdn$1.00 expired unexercised.

5.

Income and resource taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2005	2004	2003
Statutory tax rate	34.87%	35.62%	37.62%
Loss for the year	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Expected tax (recovery)	(1,828,989)	(1,940,089)	(1,189,010)
Non-deductible amounts	197,013	1,418,596	726,913
Recognized tax losses	--	--	(44,105)
Benefits not recognized	1,837,322	516,243	433,807
Differences in foreign tax rates	(205,346)	5,250	28,290
	$ --	$ --	$ (44,105)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

5.

Income and resource taxes (continued)

The significant components of the Company’s future tax assets are as follows:

	December 31, 2005	December 31, 2004
Future income tax assets
Operating losses carried forward	$ 4,888,351	$ 2,703,873
Mineral property interests and research costs representing excess of tax basis over carrying value	6,563,126	5,258,303
Other	--	186,779
	11,451,477	8,148,955
Valuation allowance for future tax assets	(11,451,477)	(8,148,955)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, no future income tax asset has been recognized for accounting purposes.

The Company has non-capital losses carried forward of $3,904,859 that may be available for Canadian tax purposes. The Company also has non-capital losses carried forward of $8,890,032 that may be available for United States tax purposes. The losses expire as follows:

Expiry date	U.S. Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	268,287
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	2,701,301
$ 8,890,032
Expiry date	Canadian Tax
2006	$ 368,142
2007	205,145
2008	105,535
2009	179,965
2010	726,408
2014	840,960
2015	1,478,704
$ 3,904,859

6.

Related party transactions and balances

Balances receivable from (g):	December 31, 2005	December 31, 2004
LMC Management Services Ltd.	$ 131,224	$ 229,682
Balances payable to (g):
Directors, officers and employees	$ 173,273	$ 117,242

Related party transactions in these consolidated financial statements are as follows:

(a)

Ross Guenther, a director of the Company is the developer of the Ceramext™ process.  Under the terms of the agreement, the Company has agreed to pay the following minimum advance royalty payments: $5,000 per quarter in the year ended December 2005, $10,000 per quarter in fiscal 2006; $20,000 per quarter in fiscal 2007; and $40,000 per quarter thereafter.  He is also a consultant at the Idaho-Maryland Property, and received consulting fees of $90,000 (2004 - $90,000; 2003 - $90,000).  During the year ended December 31, 2004, under the terms of the Ceramext™ agreement, the Company paid $100,000 and issued 200,000 common shares to Ceramext, LLC, a private company controlled by Mr. Guenther.  (See Note 3 (c) for the description of the worldwide rights to the Ceramext™ process.)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

6.

Related party transactions and balances (continued)

(b)

Commencing August 1, 2001, $649,271 (2004 - $539,130; 2003 - $268,539) in management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(c)

Legal fees of $34,625 (2004 - $$32,268; 2003 - $23,873) were paid to a law firm of which a director, Sargent H. Berner, is an associate.

(d)

Consulting fees of Cdn$7,500 (2004 – Nil; 2003 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(e)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a director of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company agreed to pay Cdn$2,500 per month to Lang Mining for the services of the chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described in Note 4 (b).

(f)

The Company paid Whisper Development Ltd., a private company controlled by Frank A. Lang, a director of the Company, $1,500 in lease rental for a three-month period and $10,000 to purchase an easement in they year ended December 31, 2004.  The easement was required to obtain egress to the Round Hole shaft area of the Idaho-Maryland Property.  (See Note 3 (b), for the description of the Idaho-Maryland Property.)

(g)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 4 (b).

7.

Financial instruments

(a)

Current assets and liabilities

The Company’s current financial instruments comprise cash and cash equivalents, accrued liabilities and both related party and non-related party, accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying value due to the immediate or short-term maturity of the financial instruments.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise debt and equity components of preference shares.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The equity component of preference shares is thus not adjusted to reflect changes in its fair value.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 4 (b)).

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

8.

Commitments

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California. Minimum lease payments are $17,900, and increase to $20,138 on April 1, 2006.  The purchase price was $2.6 million on April 1, 2004 and escalates annually based on the increase in the Consumer Price Index from that date.  The purchase price was approximately $2.7 million at December 31, 2005.

See notes 3 (b), 3 (c) and 4 (b) for further commitments.

9.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2005	2004	2003
Financing and investing activities
Future income tax asset transferred by flow through shares	$ --	$ --	$ 44,105
Shares issued for finance fee	$ --	$ --	$ 84,491
Shares issued for Rozan Gold Property payment	$ --	$ --	$ 18,674
Shares issued for Stewart Property payment	$ --	$ 28,903	$ 26,552
Shares issued for Ceramext™ technology	$ --	$ 182,108	$ --
Shares issued for debt settlements	$ --	$ --	$ 608,319

10.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research of the Ceramext™ technology.  For the year ended December 31, 2003, and prior to that, only one operating segment was identified – the exploration and development of mineral properties.  In the year ended December 31, 2004, research of the Ceramext™ technology increased substantially, leading to the reporting of the Ceramext™ technology expenditures as a separate operating segment.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2005	$ 3,366,951	$ 1,197,739	$ 562,653	$ 5,127,343
December 31, 2004	$ 1,291,416	$ 1,138,089	$ 519,242	$ 2,948,747

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629
Year ended December 31, 2003	$ 1,947,023	$ 1,189,503	$ 24,054	$ 3,160,580

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

10.

Segmented information (continued)

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2005	$ 3,643,225	$ 1,484,118	$ 5,127,343
December 31, 2004	$ 1,512,343	$ 1,436,404	$ 2,948,747

Loss	Canada	United States	Total
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629
Year ended December 31, 2003	$ 2,048,647	$ 1,111,933	$ 3,160,580

11.

Comparative figures

Wherever necessary, comparative figures have been reclassified to conform to the current year’s presentation.

12.

Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2005	2004	2003
Loss under Canadian GAAP	$ (5,245,165)	$ (5,446,629)	$ (3,160,580)
Accretion of debt component of preference shares (a)	16,448	17,659	--
Foreign exchange on debt component of preference shares (a)	19,894	42,453	92,194
Ceramext™ process (b)	141,054	(141,054)	--
Income tax recovery (c)	--	--	(44,105)
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Weighted average number of shares under U.S. GAAP	57,782,811	46,794,835	28,862,975
Loss per share – basic and diluted	$ (0.09)	$ (0.12)	$ (0.11)

	Years ended December 31,
	2005	2004	2003
Loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,112,491)
Cumulative translation adjustment	--	--	44,896
Comprehensive loss under U.S. GAAP	$ (5,067,769)	$ (5,527,571)	$ (3,067,595)

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets

	December 31, 2005
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 3,423,939	$ --	$ 3,423,939
Other current assets	313,764	--	313,764
Equipment, mineral property interests and other non-current assets (b)	1,389,640	--	1,389,640
Total assets	$ 5,127,343	$ --	$ 5,127,343

Liabilities
Total current liabilities	$ 601,143	$ --	$ 601,143
Preference shares (a)	613,871	(613,871)	--
Total liabilities	1,215,014	(613,871)	601,143

Shareholders’ equity (a, b)	3,912,329	613,871	4,526,200
Total liabilities and shareholders’ equity	$ 5,127,343	$ --	$ 5,127,343

	December 31, 2004
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 1,304,994	$ --	$ 1,304,994
Other current assets	346,519	--	346,519
Equipment, mineral property interests and other non-current assets (b)	1,297,234	(141,054)	1,156,180
Total assets	$ 2,948,747	$ (141,054)	$ 2,807,693

Liabilities
Total current liabilities	$ 458,949	$ --	$ 458,949
Preference shares (a)	577,529	(577,529)	--
Total liabilities	1,036,478	(577,529)	458,949

Shareholders’ equity (a, b)	1,912,269	436,475	2,348,744
Total liabilities and shareholders’ equity	$ 2,948,747	$ (141,054)	$ 2,807,693

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Statements of Cash Flows

	Years ended December 31,
	2005	2004	2003
Operating activities
Operating activities under Canadian GAAP	$ (4,583,853)	$ (4,728,387)	$ (1,287,818)
Ceramext™ process (b)	--	(100,000)	--
Operating activities under U.S. GAAP	(4,583,853)	(4,828,387)	(1,287,818)

Investing activities
Investing activities under Canadian GAAP	(352,101)	(1,101,225)	(67,545)
Ceramext™ process (b)	--	100,000	--
Investing activities under U.S. GAAP	$ (352,101)	$ (1,001,225)	$ (67,545)

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not manditorily redeemable at a specified or determinable date or upon an event that is certain to occur.  The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is recorded as an adjustment to income under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

(b)

Accounting for intangible assets

Under U.S. GAAP, in process research and development acquired is expensed in the period of acquisition.  Under Canadian GAAP, costs related to the purchase of these intangibles are capitalized and amortized over an estimated life.  The Company has determined that the estimated life of the prototype related to the Ceramext™ process is two years, and the amortization has resulted in an adjustment to income under U.S. GAAP in the years ended December 31, 2005 and 2004.

(c)

Impact of recent applicable United States accounting pronouncements

On June 1, 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20, Accounting Changes, and FASB Statement No. 3, Reporting Accounting Changes in Interim Financial statements.  SFAS No. 154 requires retrospective application to prior periods’ financial statements of a change in accounting principle unless it is impracticable to do so.  This is a change from the existing practice that requires most accounting changes to be accounted for by including in net income in the period of the change the cumulative effect of changing to the new accounting principle.  SFAS No. 154 will be effective for accounting change and corrections of errors made in fiscal years beginning after December 15, 2005.  As there were no changes in accounting policy during the year, SFAS No. 154 does not impact the current year’s Consolidated Statements of Operations and Deficit, Consolidated Balance Sheets or Consolidated Statements of Cash Flows.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

12.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(d)

Impact of recent applicable Canadian accounting pronouncements

In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.  These sections will be effective for the Company’s fiscal year starting January 1, 2007.  The Company does not expect that these changes will have a material impact on the Company’s reconciliation with U.S. GAAP.

13.

Consolidated Schedules of Ceramext™ Research Costs

	Years ended December 31,
	2005	2004	2003
Ceramext™ Process Costs
Prototypes materials for research	$ 104,374	$ 173,246	$ --
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	156,060	141,054	--
Consulting fees	24,784	281,506	24,054
Consumable materials	51,026	40,349	--
Engineering costs	812,923	142,800	--
Marketing and commercialization	351,000	--	--
Sample preparation	70,190	27,882	--
Site costs	160,393	100,860	--
Stock-based compensation	28,489	68,440	--
Transportation	10,420	22,494	--
Incurred during the year	$ 1,769,659	$ 998,631	$ 24,054

EMGOLD MINING CORPORATION

(an exploration state company)

Notes t o the Consolidated Financial Statements

Years ended December 31, 2005, 2004 and 2003

(Expressed in United States dollars)

14.

Consolidated Schedules of Exploration Expenses

	Years ended December 31,
	2005	2004	2003
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 5,875	$ 70,016	$ 20,206
Drilling	--	909,625	130,295
Geological and geochemical	762,140	658,920	266,318
Land lease and taxes	130,736	105,907	90,240
Mine planning	459,984	488,817	126,469
Site activities	213,756	369,541	177,731
Stock-based compensation	17,858	126,742	140,834
Transportation	14,551	44,106	35,029
Incurred during the year	1,604,900	2,773,674	987,122

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	3,789	3,988
Geological and geochemical	1,625	(21,929)	47,304
Site activities	155	295	683
Stock-based compensation	--	7,605	8,450
Transportation	--	1,460	75
Incurred during the year	1,780	(8,780)	60,500

Stewart Property, British Columbia
Exploration costs
Assays and analysis	6,425	--	592
Drilling	59,198	--	--
Geological and geochemical	3,430	18,985	44,303
Site activities	5,409	312	167
Stock-based compensation	--	7,605	8,450
Transportation	1,061	2,374	91
Assistance and recoveries	(4,273)	--	--
Incurred during the year	71,250	29,276	53,603

Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	6,437	--
Drilling	--	58,786	--
Geological and geochemical	1,862	13,176	--
Transportation	--	3,477	--
Assistance and recoveries	(11,568)	--	--
Incurred during the year	(9,706)	81,876	--

Total Exploration Expenses	$ 1,668,224	$ 2,876,046	$ 1,101,225

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year.

Exhibit Number	Description

1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust
4.3*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther)
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of subsidiaries
11.1	Code of Ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
99.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.