Form 20-F
period 2006-12-31
EMGOLD MINING CORP
filed 2007-06-29
CIK 1199392

June 26, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2006

OR

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

83,759,406

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

Yes ☑

No ☐

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

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and Quantitative and “Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in respect of actual results, performance or achievements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

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

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

Proven Mineral Reserve: The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves: Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

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

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

(a)

Directors and Senior Management

Not applicable.

(b)

Advisors

Not applicable.

(c)

Auditor

Not applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2006, 2005 and 2004 was derived from the Company’s consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table constitutes selected financial data for Emgold, which has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which differs in certain material respects from United States GAAP (“US GAAP”).  Differences affecting the consolidated financial statements of the Company are outlined in Note 13 to the consolidated financial statements.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) for further details, including Note 13 that reconciles Cdn GAAP to US GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Balance Sheet Data	2006	2005	2004	2003	2002
Cdn GAAP
Total assets	$ 4,264,650	$ 5,127,343	$ 2,948,747	$ 6,088,824	$ 208,441
Total liabilities	1,108,949	1,215,014	1,036,478	710,467	581,670
Contributed surplus	2,412,930	2,319,034	2,128,708	1,654,998	--
Cumulative translation adjustment	(577,456)	(577,456)	(577,456)	(577,456)	(622,622)
Share capital	33,153,847	29,965,478	22,910,579	21,403,748	14,191,746
Warrants	1,085,434	--	--	--	--
Deficit	(32,919,054	(27,794,727)	(22,549,562)	(17,102,933)	(13,942,353)
US GAAP
Total assets	4,264,650	5,127,343	2,807,693	6,088,824	208,441
Total liabilities	618,724	601,143	458,949	193,050	581,670
Share capital	33,486,676	30,434,806	23,379,907	21,873,076	14,191,476
Contributed surplus	2,412,930	2,319,034	2,128,708	1,654,998	--
Warrants	1,085,434	--	--	--	--
Comprehensive income	(577,456)	(577,456)	(577,456)	(577,456)	(622,352)
Deficit	$(32,761,658)	$(27,650,184)	$(22,582,415)	$(17,054,844)	$ (13,942,353)

Selected Balance Sheet Data

Cdn GAAP
Equipment and mineral property interests	$ 1,332,621	$ 1,382,621	$ 1,149,781	$ 172,854	$ 55,485
Ceramext process™	--	--	141,054	--	--
Shareholders’ equity (deficiency)	3,155,701	3,912,329	1,912,269	5,378,357	(373,229)
US GAAP
Equipment and mineral property interests	1,332,621	1,382,621	1,149,781	172,854	55,485
Shareholders’ equity (deficiency)	3,782,425	4,526,200	2,348,744	5,287,455	(373,229)
Number of outstanding shares	83,759,406	65,538,099	47,158,099	43,455,880	25,119,319

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Statement of Operations Data – (Cdn GAAP)	2006	2005	2004	2003	2002
Investment and other income (recoveries)	$ 45,133	$ 109,458	$ 60,366	$ 50,788	$ 165,239
General and administrative expenses	1,782,507	1,916,740	1,632,318	2,086,089	151,036
Mineral property write-downs	--	--	--	--	1
Exploration expenses	1,796,199	1,668,224	2,876,046	1,101,225	257,111
Ceramext research™ costs	1,590,754	1,769,659	998,631	24,054	--
Loss according to financial statements (Cdn GAAP)	(5,124,327)	(5,245,165)	(5,446,629)	(3,160,580)	(242,909)
Loss per share (Cdn GAAP)	(0.08)	(0.09)	(0.12)	(0.11)	(0.01)
Loss according to financial statements (US GAAP)	(5,111,474)	(5,067,769)	(5,527,571)	(3,112,491)	(242,909)
Loss per share (US GAAP)	(0.08)	(0.09)	(0.12)	(0.11)	(0.01)

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

Emgold has no revenue other than interest income.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the foreseeable future.  All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2006, Emgold had working capital of $2,474,301 compared to working capital of $3,136,560 at December 31, 2005.  Working capital is defined as current assets less current liabilities.

Emgold may not be able to find equity investment to further fund Golden Bear Ceramics to commercialize the CeramextTM technology for application at the Idaho-Maryland Mine Project, Emgold’s most significant asset.  The Company has decided to find an equity investor to finance the further development of Golden Bear Ceramics and the CeramextTM technology separately from Emgold.  Accordingly, the Company has reduced the level of expenditures on ceramics development but is maintaining the royalty payments that are required to be made.  The Company’s budget for fiscal 2007 and 2008 encompasses these risks, but there is no guarantee that the planned development will be successful and be completed by the end of 2008 as proposed in the Company’s plan of development.  If the Company is unable to obtain equity or some other form of financing to continue the operation and development of the CeramextTM technology, its successful application to the I-M Project would be at risk.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place it in commercial production, and for the development of a full-scale process plant using the Ceramext™ process.  To date, the only sources of funds that have been available to the Company are the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently do not have sufficient financial resources to undertake all of the Company’s plans as outlined in previous periods, and require approximately $10 million to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development.  We have been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or that the terms of such financings will be favourable.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for private placement financings that will carry the Company through the next year of operations, possibly with warrants attached to fund the Company for a further one to two-year period.  The financing will result in dilution of the Company’s shares.  Funds from any private placements will be used primarily for permitting at the I-M Project.  Separate financing paths are being pursued for continued research and future development and possible commercialization of the Ceramext™ process.  The Company will not be able to construct a demonstration scale facility until it has independently raised sufficient financing for that purpose.  The Company has completed the engineering for a demonstration scale and full scale facility and will be utilizing independent consultants to complete a pre-feasibility study.  This external study will be used by the Company to finance the development and possible commercialization of the Ceramext™ process as a separate entity.

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

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the I-M Project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facilities to continue with the underground exploration of the Idaho-Maryland.  The budget for permitting has since been revised to $4,625,000, and is expected to take approximately 10 to 12 months to complete after May 2007.  The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to obtain adequate funding through the permitting process.  Consultants hired by the City of Grass Valley (the “City”), and funded by the Company for obtaining a CMUP include Pacific Municipal Consultants, Environmental Science Associates and Mr. Raymond Krauss.  The Company has engaged numerous independent consultants to assist with preparation of information for a Master Environmental Assessment (“MEA”) and Environmental Impact Report (“EIR”) to obtain a CMUP from the City and other local and state agencies.  Although the City, as the Lead Agency, accepted the Company’s application as complete in May 2005 and completed the MEA in June 2006, there are no assurances that the Company will be successful in obtaining the CMUP.

The time and resources to obtain and revise permits may significantly add to the cost of exploring or developing a mineral property.  The Company is in the middle of its permitting process some of the 2006 costs were deferred to 2007 while additional financings have been completed.  The Company currently has four full-time employees whose sole responsibility is to work on and manage the permitting and environmental process.  Other employees within the Company are being utilized to assist the external consultants in developing the reports for the permitting process.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.

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

The Company seeks to reopen the historical I-M Project, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold resources therein,

•

Processing the associated siliceous waste rock from the mine to produce ceramic building materials via a proprietary process when the process is commercialized,

•

Producing aggregate materials for mine development as well as commercial sale, and

•

Operating and maintaining these facilities for the life of the project, to be determined upon completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct a decline to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into production.  The Company intends to mine and recover gold bearing ore as it is conducting its exploration program before a full gold production decision is made.

The Company has conducted geotechnical studies, pilot and demonstration work using the Ceramext™ technology to complete a feasibility study to determine the economic viability of producing high quality ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations.  The work is designed for a 2,400 Short Tons Per Day (“STPD”) plant for gold recovery and a 1,200 STPD manufacturing plant for ceramics and could have a direct impact on the ability of the Company to obtain the CMUP.

The current plan for the I-M Project will entail the staged exploration and development of up to a 2400 STPD underground gold mine, mill, as well as a 1,200 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  It is planned to provide development rock for use as site construction fill and to sell any excess development rock as aggregate into local and regional construction markets.  If and when the Ceramics process is sufficiently advanced, the Company may build a ceramics plant that will be designed to process development rock and gold mine tailings as feedstock to produce high quality ceramic building materials with any excess being used as site construction fill or sold as construction aggregate..

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Application for the CMUP.  Once the applications were accepted as complete the City initiated the preparation of a MEA as a precursor to a California Environmental Quality Act (“CEQA”) review of the project application as proposed.  CEQA topics that may be issues (as described below) will be addressed in appendices to the Formal Application.  Some of the issues are expected to be associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures which will need to be addressed in environmental evaluations for the I-M Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources will also need to be addressed in an environmental evaluation.  The Company and its consultants believe that the environmental aspects of the I-M Project of greatest interest to the City and County of Nevada (“County”) may include:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, including reclamation planning;

•

Impact on Traffic and Circulation in and around the I-M Project location (e.g., road design and capacity);

•

Impact on Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Impact on Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands); and

•

Impact on Cultural and Historical Resources (e.g., potential for prehistoric settlements along Wolf Creek, historic structures such as the Brunswick Shaft).

The I-M Project could have “growth inducing impacts” that may not have been addressed fully in the planning documents.  The Company will need to further address those impacts associated with growth due to industrial development proximate to an urban center, as well as the impacts on the biological, cultural and historical resources.  The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders.  Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

Other requirements of CEQA will be addressed in the context of the Formal application, including:

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

•

Visual and Aesthetics - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

•

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

In 2007, contracts have been awarded by the Company to independent consulting and engineering firms for architectural services, visual impact analysis, a revised lighting plan, geotechnical drilling and environmental sampling, an updated traffic study, updated noise analysis, flora, fauna and continuation of a tree survey.  Water sampling is ongoing.  Additional plans are being developed, and additional contracts will be awarded as plans are finalized and funds are available.

Specific to U.S. properties, costs involved in complying with various government environmental regulations vary by operation and regulatory jurisdiction.  Typically, surface sampling does not require any permits.  Agency review and approval for exploration drilling and access construction can vary from several hundred dollars to several thousands of dollars, depending upon the level of activity.  Permitting and environmental compliance costs vary, depending upon the level of activities proposed and the sensitivity of the areas where mineral activities are proposed.  As a general rule, these costs make up 12% or less of the total cost of an exploration or development program.

In addition, certain types of operations related to the opening and operation of the mine will require the submission and approval of environmental impact assessments.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and operations in Grass Valley, California would cease.

On the Federal, State or Provincial or County level, regulations deal with environmental quality and impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources.  Approval must be received from the applicable departments before exploration can begin, and will also involve ongoing monitoring of operations.  For the I-M Project, the City acts as the lead agency and is responsible for representing other regulatory agencies during the permitting process.  If operations result in negative effects upon the environment, government agencies will usually require the Company to carry out remedial actions to correct the negative effects.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings, community events as well as through local news media, direct mail-outs, circulars and brochures.  A website, devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information, permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

In June 2006, IMMC successfully completed Phase 1 of the three-phase process to permit the reopening of the I-M Project.  Phase 1 included the completion of the MEA as part of the CEQA.  Based on public input during the MEA process, advances in the Ceramext™ technology used to make stone and ceramic tile products from the mine waste, plus advances in computer modeling of the historic Idaho-Maryland Mine geology and assay data, IMMC has been revising its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study (IS) and Notice of Preparation (NOP).  The major changes relate primarily to the site plan and the reduction in ceramic production capacity.  The ceramics building has been redesigned and relocated more centrally to the site to minimize the visual impact of the large building and accommodate other facilities on site.  The City planned connector road between the Idaho-Maryland Road and East Bennett Street has been incorporated into the site plan to address traffic concerns along the Idaho-Maryland Road and East Bennett Street.  The revised Formal Application was submitted to the City in May 2007 and accepted as complete by the City on June 22, 2007.  This will be followed by Phase 3, the EIR process, expected to commence in the Q3 of 2007 and to be completed in Q2 2008.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in imposition of fines and penalties.  At present, the Company has estimated that no funds are currently required for reclamation at the I-M Project, as reclamation related to a drilling program is normally completed at the end of the program.  The Company and its employees have been engaged in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.

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

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein, in particular, the I-M Project, will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or ore reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

Emgold has completed two surface drill programs totalling approximately 25,000 feet of diamond core drilling to define additional underground targets at the I-M Project, but permitting allowed us to drill from only four separate locations within the City, which limits the ability of the equipment to extract suitable samples from known targets in the existing mine workings.  Further drilling requires sufficient financing to undertake a drilling program in addition to the permitting process.  The Company’s priority with respect to the I-M Project is obtaining the CMUP.

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

Other Risk Factors

Risks associated with the development of the Ceramext™ technology

Emgold’s management and consultants have identified possible areas of risk concerning the development of the Ceramext™ technology.  It will be necessary for any investor to address the remediation of these risks during the demonstration and feasibility phases of the project.  Risks that may apply to the technology include the high-energy consumption that must be expended to remove moisture from the feedstock.  The capital and/or operating costs for removing water from the feedstock may prohibit the economic exploitation of the technology.  The process will require relatively uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Ceramext™ process has been demonstrated on a pilot plant scale basis.  Tile products have been manufactured from a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  The process production volume has not yet been scaled up; therefore, it is not yet production ready.  In addition, the larger sized process equipment needed for commercial exploitation has not been engineered or demonstrated, and it is presently not available since the process is new.  The development of the process has been delayed due to the difficulties in obtaining sufficient financing for the development of new technologies, and the Company’s focus on obtaining financing to obtain the CMUP for the I-M Project.  Currently, the Company is reviewing methodologies to finance the Ceramext™ process development and operations independently from Emgold, the parent company.

Emgold’s title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the I-M Project, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold’s mineral property interests include mineral claims in British Columbia, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.  The Company’s mineral properties in British Columbia are early stage exploration, and have no known mineral resources or reserves.  An exploration program utilizing the proceeds from the issuance of flow-through common shares is being planned and will be undertaken in the summer of fiscal 2007 on the Rozan, Stewart and Jazz properties.

Currency fluctuations between the United States dollar and the Canadian dollar may affect its financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2006, most of the funds of the Company were raised in Canadian dollars and were held primarily in Canadian dollars, and are therefore subject to currency fluctuation against the Canadian dollar.  The consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated upon the U.S. federal securities laws directly.  A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

Emgold is dependent on its ability to recruit and retain key personnel.  Emgold has relied on and may continue to rely upon consultants and others for exploration, development and technical expertise.  The Company strongly depends on the business and technical expertise of its management and key personnel.  The Company was able to expand its management and human resources to a desired level in fiscal 2006, although there were some layoffs in late 2006, primarily related to employees directly working on the development of the Ceramext™ process, due to the focus of the Company on obtaining the CMUP for the I-M Project, and the difficulties in obtaining financing for two capital intensive projects concurrently.  Some of the ceramics professional employees have been utilized for certain aspects of the permitting process, rather than contracting out to external consultants.  Many of the company’s employees are professional engineers with the skills and expertise necessary to assist in the permitting process.  As the Company’s operations expand additional general management and human resources will be required.  It may be difficult for Emgold to continue to find and retain the services of qualified personnel.  The success of Emgold and its ability to continue to carry on operations is dependent to a significant extent on its ability to retain the services of these employees and members of its board of directors.  Emgold does not have key man insurance for any of its officers or employees, as the Company is still at an early stage of development, and there is a high level of communication between all employees and consultants working for the Company.  As the size of the Company increases and job functions narrow, the Company will review the need for key man insurance.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, may have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Emgold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold’s net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer.  Emgold’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system.

The Penny Stock Rules require a broker-dealer, prior to effecting a transaction in a penny stock not otherwise exempt from such rules, to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market.  In particular, the statement must contain:

(i)

A description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;

(ii)

A description of the broker-dealer’s duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

(iii)

A brief, clear, narrative description of a dealer market, including bid and ask prices for penny stocks and the significance of the spread between the bid and ask price;

(iv)

A toll-free telephone number for inquiries on disciplinary actions;

(v)

The definitions of significant terms in the disclosure document or in the conduct of trading in penny stocks; and

(vi)

Such other information and be in such form, including language, type, size and format, as the Commission shall require by rule or regulation.

The broker-dealer must obtain from the customer a written acknowledgement of receipt of the standardized disclosure document.

The broker-dealer must provide the customer with:

(i)

The inside bid and offer quotations for the penny stock, or other bid and offer price information for the penny stock, if inside bid and offer quotations are not available;

(ii)

The compensation of the broker-dealer and its salespersons in the transaction;

(iii)

The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth an liquidity of the market for such stock; and

(iv)

A monthly account statement showing the market value of each penny stock held in the customer’s account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  At the present market prices, Emgold’s common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock.  Accordingly, United States broker-dealers trading in Emgold’s shares will be subject to the Penny Stock Rules.  Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock.  As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Emgold, if a market for the shares should develop in the United States.

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

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (e.g. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company has experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold’s shares have ranged between approximately Cdn$0.27 and Cdn$1.55 in the last three calendar years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:

Emgold has stock options outstanding (6,338,000, at April 30, 2007), of which 1,418,000 are exercisable at prices ranging from Cdn$0.10 to Cdn$0.29 per share which will likely act as an upside damper on the trading range of Emgold’s shares.  The remaining 4,920,000 options are exercisable at prices of Cdn$0.90 to Cdn$1.00 per share, which is outside the trading range of Emgold from January 1, 2007, to April 30, 2007, of Cdn$0.25 to Cdn$0.35 per share.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of April 30, 2007.  At April 30, 2007, there were 37,099,823 warrants exercisable at prices from $0.26 to Cdn$1.00, of which 3,480,000 expired on May 3, 2007, and 14,880,000 expired on June 10, 2007.  During the year ended December 31, 2006, additional warrants exercisable at prices ranging from Cdn$0.26 to Cdn$1.00 were issued pursuant to financings completed during the year.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares.  Dilutive securities based on the trading range of Emgold’s common shares at April 30, 2007, including 2,563,618 warrants and underlying warrants, and the 1,418,000 shares above, represent approximately 4.75% of Emgold’s issued shares.

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

Since its incorporation in 1989, the Company has been in the business of acquiring and exploring mineral properties.  For most of the past three completed financial years, and prior to that, the Company has been principally engaged in attempting to locate deposits of precious and base metals on the I-M Project located near the City of Grass Valley (the “City”) in Nevada County (the “County”), California, U.S.A.  The Company originally acquired the rights to the I-M Project in August 1993.  Over the next five years, significant expenditures were made on the I-M Project.  It became increasingly difficult to continue to raise capital to continue with the exploration activities a project the size of the Idaho-Maryland requires.  Gold prices continued to drop and the Company determined that the property required a write-down to a nominal carrying value of $1.  The Company was still very interested in the I-M Project and continued to pursue various financing alternatives.  The owners of the I-M Project also tried to sell the property but were not successful.

In fiscal 2002, the Company renegotiated the terms and conditions of a lease agreement with the owners of the I-M Project and surrounding areas in the Grass Valley Mining District, California.  The previous lease had been terminated and all acquisition and exploration costs relating to the I-M Project were written off in fiscal 1999.  The Company changed its accounting policy related to exploration costs subsequent to that time, and exploration costs are now expensed.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to Emgold the exclusive right and option to purchase all of the leased property.  Payments of $25,500 were due quarterly on the first business of February, May, August and November of each year.  Provided that payments are kept current, the Company could purchase the property at any time. The purchase price for 2002 was $4,350,000 and is increased by 3% each lease year ($4,896,000 at December 31, 2006).  In February 2007, the Company negotiated an extension to the lease whereby the purchase option exercise date was extended from May 31, 2007, to December 31, 2008.  The Company agreed to a revised quarterly option payment of $75,000 beginning on May 1, 2007, continuing for the term of the revised lease.  An additional one-time extension payment of $75,000 was made upon execution of the revised agreement, in addition to the final option payment of $25,500 under the lease, before the final amendment.  All other terms of the original agreement remained the same, including the 3% net smelter royalty that would be payable on production, if the Company did not purchase the property, but continued to lease it.  All royalty payments are applied as a credit on the purchase price, but option payments may not be so applied.

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments were $17,005 per month beginning April 1, 2004, and increased to $17,900 on April 1, 2005, and then to $20,138 on April 1, 2006.  Payments will increase to $21,928 on April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2007, will be $3.05 million, increasing by $50,000 annually to the end of 2009, with an annual increase in 2010.  The warehouse style building is of sufficient size to store the core and maps relating to the I-M Project and two pilot ceramic test plants also housed in the facility.  The building is large enough to house, build and test a demonstration-sized plant utilizing the Ceramext™ process.  There is good access to the building.  It has the electrical power, natural gas and other building services to conduct all testing required.  Subsidiary company administration, geological and research personnel are all housed in the building.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45.4 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus legal costs.  The property was initially acquired to complement the I-M Project, as the combined 102.5-acre site would be suitable for mining milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name.  The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City.

Emgold has also acquired the rights to the Ceramext™ technology, and its potential application at the I-M Project and as a business opportunity for processing a wide range of other waste materials to produce high quality ceramic building materials.  The Company has been operating a pilot plant and there is a demonstration plant currently in the design phase.  The design and construction of the demonstration plant will require a financing strategy, separate from the permitting of the I-M Project, due to the difficulties of financing two diverse capital intensive projects concurrently.  The demonstration plant is designed to assist in the commercialization of the process and in the conducting of marketing and feasibility studies.

In 2004, the Company completed a NI 43-101 Technical Report and Preliminary Assessment (“Preliminary Assessment”) (required by regulatory authorities in Canada) prepared by AMEC Americas Limited (“AMEC”), using Measured, Indicated and Inferred Mineral Resources from the I-M Project to evaluate the production of high quality ceramic building materials.  The report identifies the necessary activities for staged development of the I-M Project and also includes the estimated capital and operating cost to put the historic mine back into production as a ceramic producer and complete a large underground gold exploration program leading to a feasibility study to possibly define an economic gold reserve.  The Preliminary Assessment describes the staged development of the I-M Project to process 1,200 tons per day to 2,400 tons per day to produce from 150 million to over 300 million equivalent square feet of ceramic tile per year.  The plan as presented in the permit applications, however, has reduced the maximum ceramics production to 1,200 tons per day equating to 150 million equivalent square feet of tile.  If the Company is able to obtain financing for the development of the Ceramext™ process and is able to successfully commercialize the process, revenues from licensing and royalties should be obtainable from other new and existing operations.  Other revenue would be expected from the production of ceramic building materials.  The feedstock for this material could come from mine development rock and tailings (I-M Project), incinerator ash, fly ash from coal-fired power plants, slag, clays and other waste materials.

In 2005, the Company received an initial ceramics marketing study, commissioned by the Company.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which is being used to assist the Company in developing designs of high quality ceramic products.  The study is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies were conducted in fiscal 2006 and will be on-going in the future as commercialization of the technology and products advance and financing permits, subject to financing of the Ceramext™ process as a separate entity.  The planned development of the ceramics development has been put on hold while the Company focuses on the permitting process for the I-M Project.

The Company has an ongoing requirement to protect the intellectual property that is developing as an extension to the existing patented technology and patents pending and maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its ceramic materials for commercial use, but is not offering its technology and/or the ceramics produced for sale at this time.  It has deferred any such sales in deference to the requirements of its intellectual property protection program and will only enter into marketing and research and development agreements and other similar arrangements that will not preclude its ability to continue to file patents to protect its technology.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products under development arrangements. The Company expected to have several Memoranda of Understanding defining development agreements in place with operators in 2006, but as of the date of this report, none have been entered into.  In addition, during 2007, the Company expects to receive several Letters of Intent to purchase ceramic products for commercial and residential projects slated for construction in 2008 and beyond.

In 2006, the Company provided prototype samples for installation in a large dual use office / private residence for testing and marketing purposes.  The samples were produced from the pilot-scale facility in the research product development phase.  The scale of production is limited by the size of the current research and development facility.  If adequate financing can be obtained, test production may migrate to a demonstration-scale facility which has been designed and may be constructed in the Grass Valley facility or in a nearby location.

Towards the end of the year, the Company decided to operate Golden Bear as an independent corporate entity and began to actively seek venture partner(s) for the ceramics business.  The Company will retain the right to use the process at it own mining sites and will seek to maintain an interest in the reorganized ceramics entity.

Emgold also has three additional mineral properties, either under option or fully vested: the Rozan (fully vested), the Stewart and the contiguous Jazz properties, which are located in the Nelson mining district north of Ymir in south-eastern British Columbia.  No technical reports have been prepared on the properties, although the Company will be conducting an exploration program in the summer of fiscal 2007 using the proceeds of a flow-through financing of common shares (Cdn$850,440).

B.

Business Overview

General

Emgold is a natural resource company engaged in the business of acquiring, exploring and financing mineral resource properties, primarily precious and base metals and the development and commercialization of innovative technology for the production of high value ceramics products from minerals and siliceous waste products.

The Company explores for minerals, in particular gold, and to date has concentrated its efforts on the advanced stage exploration project, the I-M Project in California, which is currently in the permitting stage to obtain a CMUP, and the early stage exploration properties, the Stewart and Jazz and Rozan properties located in British Columbia.  No definitive ore reserves have yet been identified on any of the properties and the Company is continually evaluating the results from the various exploration programs underway and analyzing future potential.

In 2004 the Company acquired the rights to the Ceramext™ technology.  In 2005 and 2006 the Company utilized the services of employees and consultants in Grass Valley for exploration and permitting on the I-M Project and for research and development of the Ceramext™ process.

The prices of common shares of gold exploration companies are indirectly tied to gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1996 are shown below, which shows the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
1996	387.81	414.80	367.40
1997	331.02	362.15	283.00
1998	294.24	313.15	273.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007 (to April 30)	656.58	691.40	608.40

Idaho-Maryland Mine

IMMC seeks to reopen the historical Idaho-Maryland Mine (also referred to as “I-M Project”, or the “Idaho-Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations. Readers are cautioned that a CMUP is required in order to remove water from the existing mine workings at the I-M Project and to construct a decline to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the application was received as substantially complete on May 24, 2005.  Following this, the City completed the MEA in June 2006.  The next phase is the Notice of Preparation and Initial Study (“NOP” and “IS”) with the final phase being the EIR.  The Company filed a revised CMUP application in May 2007 in preparation for the NOP, IS and EIR.  It is anticipated that it will take 12 to 14 months from the date of acceptance by the City, which was accepted as complete by the City on June 22, 2007, to complete the EIR.  The Company has budgeted $4,625,000 for internal and external costs for completion of the CMUP process.

IMMC has a mining lease with an option to purchase from the owners of the property for 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland tailings area, and approximately 2,750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland tailings area.  IMMC has an easement of about one acre around the Round Hole Shaft between the Idaho-Maryland tailings area and the New Brunswick shaft site to be use for future mine ventilation and emergency access.  IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current I-M Project and consist of only subsurface mineral rights.  The sawmill site was purchased so that along with the original Idaho-Maryland Mine tailings site there were sufficient surface rights to construct a portal for underground access, gold milling and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, a visitor’s center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

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

The Company may consider mining and toll milling of gold ore should sufficient gold bearing ore be mined during the initial stages of underground exploration and development.  A positive feasibility study may need to be completed and a production decision must be made before the mine can go into production.  The outcome of this feasibility work and receipt of the CMUP will have a direct impact on the ability of the Company to put the I-M Project into production.

The long-term development plan for the I-M Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, as well as a 1,200 STPD manufacturing plant for ceramic brick, tiles and other potential building materials.  The ceramics plant would be designed to process development rock and gold mine tailings as feedstock to produce high-quality ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.

Ceramext™ Process

Emgold has licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The Ceramext™ process has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform simple extrusion and forming operations on a wide variety of silicate materials at elevated temperatures.  Materials of high strength and very low porosity have been produced.  The process production volume has not yet been scaled up however, therefore, it is not yet production ready.  It is anticipated that the technology will take less than 2 years to commercialize.  Towards the end of the commercialization period, a six to eight month long feasibility study will be undertaken.  Should the feasibility study prove positive, a ceramics production facility may be constructed at the I-M Project.  If it goes forward, a ceramics plant may be added to the mining site 18-24 months after receipt of the CMUP, the receipt of which will start the exploration and development of the gold mine.  Assuming the CMUP is received in mid-2008, ceramics plant operation could begin in late 2009.  This would be subject to adequate financing having been independently raised for the ceramics process development and having the development completed by that time.

In addition, the Company may receive payments from its development partners against the costs of manufacturing samples projected from the demonstration-scale facility in the research and product development phase.  Scale of production has been limited by the size of the current research and development facility.  Capital investment related to the planned construction of a demonstration-scale facility has been deferred due to the difficulty in raising capital for two different types of capital intensive projects in one entity.  As a consequence of this the company is deferring any further capital investment  in a demonstration facility using the Ceramext™ technology, until after the reorganization of the Company, separating the development of the Ceramext™ technology into a separate self-financing entity.

The design of a demonstration plant has been initiated and when the required financing can be secured independently of the mining company, it is expected that the first large-scale production tests could begin within six to nine months depending on equipment availability.

C.

Organizational Structure

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.)) (“Golden Bear”) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.

D.

Property, Plant and Equipment

The Company has active mineral exploration interests in four properties: the I-M Project (California), the contiguous Stewart (British Columbia) and Jazz (British Columbia) properties and the Rozan (British Columbia) property.  The Company’s principal property is the I-M Project, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.  The Company is conducting an extensive surface-drilling program in and around all these sites and has also leased a building adjacent to the Idaho-Maryland site to commercialize the Ceramext™ process, the license to which is held in Golden Bear.  For all three of the British Columbia properties, the Company continues to actively explore for gold, silver, molybdenum, lead and zinc through airborne geophysical surveys, rock sampling and surface drilling programs.

None of the Company’s projects have known reserves, and all proposed programs are exploratory in nature.

Idaho-Maryland Project

Surface and Mineral Rights

The I-M Project is located 1.5 miles (2.6 km) east of downtown Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,800 acres (1,133 ha) of mineral lands, with 37 acres (14.9 ha) of surface rights centered around three of the original shafts at the properties comprising the I-M Project, the New Brunswick shaft, which has 56 acres (22.6 ha) of surface rights west of the Idaho shaft, ownership of 45 acres (18 hectares) adjacent to the 56 acres, and a 1-acre easement around the Round Hole shaft.  The mineral rights are severed from the surface rights at a variable depth from surface, with all mineral rights being contiguous below 200 ft (60 m) from surface.  The parcels and sub-parcels have been legally surveyed a number of times since the early 1900s.  Emgold intends to continue to update the survey work over the next few years.  Estimated costs and time to complete are not know at this time, but are not expected to exceed $300,000 in the next two fiscal years.  Most of the property is located in the City of Grass Valley, but the New Brunswick property is located in Nevada County adjacent to the City.

GRASS VALLEY, CALIFORNIA - USA

CALIFORNIA
299
Redding
70
GRASS VALLEY
Reno
80
Carson City
20
85
Lake Tahoe
Pacific Ocean
101
505
Sacramento
Santa Rosa
Napa
Oakland
Stockton
San Francisco
Modesto
Fremont
Palo Alto
San Jose
Merced
N
100 Km
50 Mi
17
5
99
Clovis
Salinas
Yosemite National Park

History of the Property

The Grass Valley mining district is one of the most productive and famous mining districts in the State of California.  The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt.  The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district.  Placer gold was first found in Wolf Creek, adjacent to the Idaho-Maryland mine, in 1848.  Gold-bearing quartz was discovered at Gold Hill in 1850.  The original claim on the Idaho-Maryland was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863.  It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces (529 million g) of gold were produced.  The district is still considered the fifth largest gold-producing area in the United States, although most of the mines have not been in production since 1956.  The Idaho-Maryland yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland was mined only to the 3,280-foot (1,000 m) level while its neighbour, the Empire Mine, was systematically mined to the 5,000-foot (1,523 m) level.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved in the 1920’s.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labour shortages, and negligible exploration and underground development work.  Gold mining ceased at the Idaho-Maryland mine in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc owned the mine.  In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

Emgold and the I-M Project

In August 1993, the Company originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the BET Group, the unrelated owners of the properties.  Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “I-M Project”) through its subsidiary, IMMC.  The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft.

The Company also held a 100% interest in the Round Hole Shaft until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang, who is a director of the Company.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.

Emgold had incurred significant expenditures on the property prior to 1999, when, pursuant to Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company wrote the I-M Project down by $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  Subsequent to that date, all costs related to the maintenance of the I-M Project were expensed, as the Company was unable to finance continued development of the property.

In 2002, the lease terms on the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft were renegotiated with the BET Group.  The term of the amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The BET Group granted to the Company the exclusive right and option to purchase all of the leased property.  Payments of $25,500 were due quarterly on the first business of February, May, August and November of each year.  Provided that payments are kept current, the Company may purchase the property at any time. The purchase price for 2002 was $4,350,000 and is increased by 3% each lease year ($4,896,000 at December 31, 2006).  In February 2007, the Company negotiated an extension to the lease whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008.  The Company agreed to a revised quarterly option payment of $75,000 beginning on May 1, 2007, continuing for the term of the revised lease.  An additional one-time extension payment of $75,000 was made upon execution of the revised agreement, in addition to the final option payment of $25,500 under the lease, before the final amendment.  All other terms of the original agreement remained the same, including the 3% net smelter royalty (“NSR”) that would be payable on production, if the Company did not purchase the property, but continued to lease it.  All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby these costs are expensed until a pre-feasibility or feasibility study has been completed that indicates that the property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  The Company expended a total of $2,773,674 and $987,122 on exploration and lease payments associated with the property in 2004 and 2003, respectively.  During the year ended December 31, 2006, $1,792,149 (2005 - $1,604,900) was expended by the Company on exploration and permitting activities on the I-M Project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The I-M Project is located in western Nevada County, east of downtown Grass Valley and south of Nevada City.  The property is within the area of influence of Grass Valley.  Both Grass Valley and Nevada City are Sierra Nevada foothill communities located approximately 20 miles (32 km) north of Auburn and approximately 55 miles (89 km) northeast of Sacramento.  Highway 49 and Highway 20 connect the Grass Valley/Nevada City area regionally.  The 56-acre (23 ha) BET property and adjacent 45-acre (18 hectare) site are located approximately 1.5 miles (2.6 km) east of downtown Grass Valley and 3.5 miles (5.9 km) south of Nevada City.  The Brunswick property lies adjacent to a two-lane artery running 400 ft (120 m) to the north of the New Brunswick shaft.

Geological Setting

The I-M Project and the Grass Valley Mining District are situated in the northern portion of the Sierra Nevada Foothills Gold Belt, a geographic area containing many historic gold mines.  This belt averages 50 miles in width and extends for 320 miles in a north-northwest orientation along the western slope of the Sierra Nevada range.  The location of the Sierra Nevada Foothills Gold Belt coincides closely with a zone of metamorphic rocks and regional faults known as the outcrop area of the Sierra Nevada Foothills Metamorphic Belt.

There are several types of rocks underlying the I-M Project ranging in age from late Paleozoic to late Mesozoic.  They include metamorphosed sediments, metamorphosed volcanics which are rocks sheared in fault zones and containing large slabs (termed tectonic) and a rock known as mélange, which includes serpentinite and dioritic intrusives.

With regard to exploration for gold mineralization, the mélange is the unit of primary interest.  The most important of these units with respect to the feed material for the ceramics manufacturing process are the meta-volcanics.

The I-M Project is situated within a zone of regional faults.  Within the faults, large rock clasts are present in the melange matrix.  These large clasts are referred to as slabs in Company reports.  The largest slab of metavolcanic rocks on the property is the Brunswick Slab, which is 1.5 miles (2.4 km) in length, approximately 0.6 miles (1.0 km) in width, elongated in an eastward direction, and open at depth.  At the I-M Project, faults have formed the conduits necessary for gold-bearing solutions to be injected and deposited as quartz veins.  Most of the gold is contained within those quartz veins.  The industrial minerals resource is a block within this slab and will be the ceramic feedstock.  These rocks were observed in drill core and outcropping on the surface as well.

Exploration

Mineral Resource & Mineral Reserve Estimates

The resource for the I-M Project was estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections, hand calculations and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also used in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.  Subsequent increases in the resource numbers have been estimated under the direction of Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project, and a Qualified Person in accordance with National Instrument 43-101 in Canada.

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

Down hole surveys were not conducted in early drilling, and deviation of the drill holes was common.  Recorded in the geology monthly reports were experiences such as driving an underground heading on a drill hole only to find that the hole soon curved significantly from the planned orientation.  The deviation was not consistent, and so could not be predicted.  This observation was one of the main reasons a technical report prepared for the Company by AMEC Americas Limited (“AMEC”) recommended that mineral resources defined by drilling alone should be classified as inferred mineral resources.  No core was preserved from past mining operations at the Idaho-Maryland Mine.

Industrial Minerals Resource Exploration

Emgold initiated exploration of the I-M Project in 1993 and has continued exploration to the present.  The primary focus has been to identify gold mineralization with the objective of developing a mineable gold resource.  More recently, Emgold identified and secured rights to a new potentially commercial ceramics manufacturing process and realized that the I-M Project may host mineral resources suitable as feedstock for the process.  Initial investigations of the meta-volcanic rock were begun in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics process.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the Ceramext™ process, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  Sales contracts or actual sales may be required in order to prove the project’s commerciality and then development into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

To demonstrate reasonable prospects for economic activity for the ceramics process, the Company has completed a marketing study.  The marketing study investigated the following:

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

Emgold believes that there is significant potential to identify substantial additional gold resources on the I-M Project, and intends to continue with an ongoing gold exploration program.  An access ramp is planned to establish underground drilling stations for further drill testing of key gold target areas, plus definition and expansion of known gold resources.

Sampling and Analysis

The I-M Project contains a historic database with over 100,000 assays.  The historic assays, which are almost exclusively for gold, were done on samples taken from underground workings (walls and backs from drifts and crosscuts, walls from raises).  Many are channel samples; fewer are muck car samples and grab samples.  Those from diamond drill holes comprise only a minor portion of the assay database.  The samples were fire-assayed at former mine site laboratories.  No records exist of any historical Quality Assurance/Quality Control (“QA/QC”) program.  Sample quality can be inferred, however, by the reconciliation of historic production records to underground sample data.  These studies, as well as a recent investigation on mill-to-resource prediction, show that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique.  Gold deposits with coarse gold areas are best sampled with large sample sizes, which was not common practice at the time.  Therefore, any estimates made using this historic data should include comparisons with values unadjusted and adjusted for the regular underreporting of grade (i.e., call factor).  It is believed that the comprehensive set of assay plans, supported by records of muck car stope samples and mapped geology data, as well as the detailed historical production records, all support the integrity of the assay data for the Idaho-Maryland Mine.  These data are deemed suitable for use in mineral resource estimation, and have been utilized in the reports prepared for the Company by AMEC.

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

Development and Mining

The I-M Project in California is without known mineral reserves and the proposed programs are exploratory in nature.

Gold exploration and resource definition involved using a MineSight® computer model.  This process was initially started approximately 10 years ago using Vulcan® software, and has been ongoing for the past three years using the MineSight® software.  This model will be used to guide the underground exploration and mining locations, and to plan the types of mine development rock that will be available for ceramics use.  Geological and mine modelling is ongoing at the Grass Valley office using Company employees and contractors.

A small surface-drilling program was initially considered to take place in either year 2005 or 2006.  The program was not carried out as the cost was estimated at $600,000 and was delayed due to financing constraints and may be further postponed until receipt of the CMUP.  The planned program is for nine holes totalling 7,200 feet of core drilling.  Specific drill targets have been identified and consist of existing resources blocks and potential gold bearing vein sets and fault structures.  These holes would be drilled from one or two sites, with individual hole-depths being less than 1000 feet.  Three holes would test the Idaho 87 resource-block area and six holes would explore the high-grade intercepts in the Round Hole area.

The resource blocks and high-grade intercepts are in a geologically favourable area in the Idaho Deformation Zone comprised of faults and veins surrounding diabase rock slabs. The intercepts are situated within the historically productive Idaho 3 and 13 veins.

In the year ended December 31, 2005 (“fiscal 2005”), the Company completed a non-brokered private placement with arm’s length investors of 24,800,000 units (the “Units) at a price of Cdn$0.50 per Unit for aggregate gross proceeds of Cdn$12,400,000.  Each Unit was comprised of one common share in the capital of Emgold and one non-transferable share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share of Emgold for a period of 24 months from closing, at an exercise price of Cdn$0.70 per share.  At December 31, 2006, one subscriber to the private placement noted above, held approximately 14.8% of the Company’s issued and outstanding shares.

The Company issued 1,426,202 common shares in a private placement of 1,426,202 units at a price of Cdn$0.60 in September 2006 for net proceeds of $698,093.  The units were comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share of the Company at an exercise price of Cdn$1.00 per share until September 15, 2008.  Finder’s fees of 6% of gross proceeds on Cdn$738,601 were paid.

In a private placement that closed in December 2006, the Company issued a total of 14,344,105 units at Cdn$0.26 per unit, each unit comprising one common share and one share purchase warrant exercisable for 24 months to acquire an additional share at Cdn$0.40, and 2,238,000 flow-through (“FT”) units at Cdn$0.38 per unit, each FT unit comprising one FT common share and one-half of one non-flow-through share purchase warrant exercisable for 24 months to acquire one additional share at Cdn$0.50.  The Company issued an aggregate of 1,247,368 compensation options and paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with the transaction.

The financing completed in late November is expected to enable the Company to make significant progress in the permitting of the I-M Project but it will be necessary to raise significant additional funds for the permitting process to proceed in fiscal 2007.  In June 2007, the Company announced a financing comprised of up to 10,000,000 units at a price of Cdn$0.20 per unit.  Each unit was comprised of one common share and one share purchase warrant, exercisable at a price of Cdn$0.35 for a two-year period from closing.  This financing has not closed as of the date of this Annual Report and the terms and amount raised may differ from the terms announced, but as of the date of this Annual Report any changes are not finalized.  Compensation fees and warrants will be paid to the agent and certain finders in connection with the financing upon completion.

Proceeds from the private placement have been used to fund further exploration and development of the Company’s I-M Project in Grass Valley, California, for on-going development and commercialization of the Ceramext™

process and for general administrative purposes.  Expenses for the I-M Project include the activities associated with permits required for the I-M Project, on-going geologic investigations and exploration, property acquisitions, mine planning and community relations activities.  The Company is progressing with plans to separate the development of the Ceramext™ technology to provide financing for further development and commercialization of the technology.  When financing is obtained for the ceramics technology development, expenditures may include continued research and development, operation of the pilot plant, operation and further modifications to the demonstration plant, marketing studies, feasibility and protection of intellectual property.  Additional testing of the Ceramext™ process will be conducted on other feed materials for a wide range of new applications.

Resource Classification

The mineral resource classification of the I-M Project deposits used logic consistent with the CIM definitions referred to in National Instrument 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.

The Preliminary Assessment presents industrial minerals (ceramics feedstock) resources and gold resources for the I-M Project.  The industrial minerals resource was delineated by seven geotechnical core holes drilled at inclinations of 40° and 45°, one exploration core hole, seven surface sample sites, and certain geologic data from historical underground mine drifts.  The average top boundary of the resource is 200 ft (60 m) below the ground surface (due to depth of mineral rights).  Drill hole spacing ranged from 80 ft to 1,200 ft (24 m to 366 m).  The lower boundary of the resource is based on the bottom of the drill holes. The west boundary is where the amount of gabbro and ultramafic rocks begins to increase.  The east boundary is based on the limit of geotechnical drilling and surface sampling.

The gold resources for the I-M Project are summarized in the following table:

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

Ceramext™ Acquisition

Emgold, through its wholly owned subsidiary, Golden Bear, obtained the worldwide rights to the Ceramext™ technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 in February 2004 to cover certain development costs.  Emgold also tendered to Ceramext, LLC 200,000 shares of the Company in 2004.  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consist of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 commenced 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  During fiscal 2003 and fiscal 2004, the Company expended $24,054 and $998,631 on the Ceramext™ technology, respectively.  To December 31, 2006, the Company expended $1,590,754 (2005 - $1,769,659) on the acquisition and research of the technology, including $20,000 in advance royalties paid to Ceramext, LLC, pursuant to the agreement.  The Company has made all required payments on the development of the Ceramext technology, and has satisfied the minimum royalty payments required to be paid to Ceramext, LLC for the worldwide rights.  Payments commenced on March 21, 2005, pursuant to the terms of the agreement, and all payments have been made to the date of this Annual Report.  The payments increase to $20,000 per quarter in fiscal 2007.

Ceramext™ Process

Emgold believes that the Ceramext™ process is an energy-efficient technology capable of converting a wide variety of siliceous raw materials, including mine tailings, fly ash and other waste materials that would be disposed of in landfills into high-strength, low-porosity, industrial ceramics such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext has a patent on the equipment and other patents pending on the process, which uses a vacuum hot extrusion of waste materials to produce high quality industrial ceramics.  The Ceramext™ process has been demonstrated on a laboratory basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash and mine development rock and tailings.  Specifically, Golden Bear has used the Ceramext™ process to test development rock and tailings from the I-M Project and has successfully produced high-quality stone and ceramic blanks suitable for forming into a wide variety of ceramic products using standard finishing technology.  Independent marketing surveys conducted in California, indicate that floor tiles are worth approximately $1.00 to $1.50 per square foot on a wholesale basis, which translates to approximately $350 to $600 per ton of feedstock to the process.

The Company has designed and is operating a pilot plant in Grass Valley, California.  It has also designed and is planning to construct a demonstration plant to complete the feasibility of converting mine tailings and other materials into high quality ceramics.  The Ceramext™ process could allow a mining or other industrial operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, and which generally consume large areas of land.  The Ceramext™ Process could create additional income from mining and industrial operations and allow them to continue to operate profitably even in times of very low commodity prices.  The use of the Ceramext™ technology may also prove to eliminate the need for long-term storage of development rock, mine tailings and other industrial wastes, thereby reducing the environmental footprint.

The timely research and subsequent development of the Ceramext™ technology could provide significant growth potential for an independent ceramics company and provide a new pathway for meeting a significant worldwide demand for high quality stone and ceramic products.

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

The Company commissioned and received an initial, scoping level ceramics marketing study.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which assisted Golden Bear in developing designs of high quality stone and ceramic products at its facility in Grass Valley.  The study will assist Golden Bear in planning distribution channels, market segmentation, product aesthetics and other factors that will impact product development costs and the initial phases of Golden Bear’s marketing strategy.  Additional marketing and distribution definition and studies will be on-going when financing has been completed for commercialization of the technology and products advance.

The Company has an ongoing requirement to protect the intellectual property that is developing as an extension to the existing patented technology and patents pending.  The Company maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its ceramic materials for commercial use but the Company is not offering s its technology and/or the ceramics produced for sale at this time.  It has deferred any such sales in deference to the requirements of its intellectual property protection program and will only enter into marketing and research and development agreements and other similar arrangements that will not preclude its ability to continue to file patents to protect its technology.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  Scale of production will be limited by the size of the current research and development facility.  As the year progresses, test production may migrate to the demonstration-scale facility under development which may be located in Grass Valley or a nearby location.

The Company is also in negotiations with other mining companies and industrial companies who have expressed an interest in using the Ceramext™ technology to treat their tailings and/or waste products.  The Company expected to have several Memoranda of Understanding and/or joint ventures in place with operators in 2006, but as of the date of this report, none have been entered into.  The Company is in the process of spinning off and or joint venturing the technology in order to be able all the new venture to attract the working capital necessary to continue with testing that could lead to a Memoranda of Understanding or joint venture.  The Company expects to receive several Letters of Intent and conditional purchase orders from product distributors and project owners to purchase products for commercial and residential projects in 2007.

I-M Project and the Ceramext™ Technology

A substantial number of materials from the I-M Project geotechnical-drilling program and from surface exposures have been evaluated for their suitability for commercial exploitation using Ceramext™ technology.  These have included historic Idaho-Maryland mine tailings and a variety of metamorphosed volcanic and intrusive igneous rocks derived from core samples and other exploration work.  The goal is to determine which of the materials that will be processed during mine development and during ultimate gold processing may be suitable for use in manufacturing ceramic products.

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

Most of the raw materials from the I-M Project processed and evaluated by Golden Bear appear to be fully suitable for commercial use via the Ceramext™ process.  Testing has shown materials can be produced with high strength and low porosity, both of which properties are important for producing high quality ceramic products.  It must be pointed out that the optimum processing conditions for each composition and material have not been fully determined as yet.  Processing conditions were close to the optimum, but each material requires slightly different processing parameters due to slight differences in composition and mineralogy.  The fact that superior ceramic materials have been produced even without this optimization is important.

I-M Project and Possible Future Integration of the Ceramext™ Technology

When technically possible and economically feasible, the Company will reserve the right to and plans to use the CeramextTM technology to convert a portion of the development rock and tailings produced at the I-M Project into high quality manufactured stone and ceramics.  Exploration for resource definition, early mining activities and partial mining operations may commence before a ceramics plant is constructed and operational on site.

In November 2004, a Preliminary Assessment for the I-M Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials using the Ceramext™ technology.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the I-M Project and includes estimated capital and operating costs that may allow the historic mine to return to production as a ceramic producer.  The Preliminary Assessment describes the staged development of the I-M Project to produce 1,200 to 2,400 tons per day (‘tons/d’) of ore and development rock.  The development rock and tailings could then be used to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.  The current plan deviates from the Preliminary Assessment with respect to the maximum ceramics production rate.  The ceramics production is now planned to occur in two stages with initial production set at 600 tons/d then increasing to 1,200 tons/d.  This translates into a maximum ceramic tile production of 160 million equivalent square feet of ceramic tile produced from 1,200 tons/d of development rock and tailings, if it is not removed to a disposal site or sites.  It is anticipated that a new Preliminary Assessment for the I-M Project may be completed to further describe the new plans once sufficient working capital is available.

As presented in the Preliminary Assessment, the overall development plan for the I-M Project envisions the following three major components:

•

Development of a decline to access underground drill stations for gold exploration

•

Possible construction of a commercial ceramics production facility which will utilize development rock from the decline and rock from an underground mining operations as feed material

•

Upon delineation of an economic gold resource, establishment of a commercial gold mine and processing operation, integrated with the ceramics process so that gold process tailings and development rock would become the feedstock for the ceramic process

Successful application of the Ceramext™ technology is projected to consume half of the mine waste rock and tailings from the I-M Project with the other half returning underground as backfill or sold off site as aggregate.  This may eliminate the requirement for long-term surface storage of these materials.  The successful production and sales of ceramic materials would allow Idaho-Maryland to continue with exploration of additional gold targets, then pre-production development, with the objective of defining an economic gold reserve while generating positive cash flow.

Mine Call Factor

The “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill.  Historically the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, these deposit types typically under-predict the gold produced.  Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore.  Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland mine.  Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated:  a "model" (underground sampling) to "mine"  (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19.  The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by previous studies and has agreed with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nuggety vein system data.

Gold Recovery Performance

AMEC reviewed the mill operating statistics for 1934, 1936, 1937, 1938, 1941, and 1947.  Results indicate stable overall gold recoveries and metallurgical response to gravity, flotation, and cyanidation, with overall gold recoveries ranging from 93.8% to 97.2%.

Tungsten was processed using gravity and flotation methods in the 1950s.

Overall gold recovery using modern technology should result in gold recoveries consistent with those achieved in the early milling circuits at the Idaho-Maryland mill.  However, it can be expected that gold recovery using current gravitational equipment may exceed the recoveries attained (i.e., average 65%) in the 1930s and 1940s.  Test work to determine the maximum gold recovery potential using gravity separation and concentration has been recommended.  The gold recovery from gravity separation using modern technology may be approximately 80% to 85%, with overall recovery including flotation consistent with historical recoveries of 93.8% to 97.2%.  This information is provided in detail in the Company’s November 2002 NI 43-101 Technical Report and is discussed again in the November 2004 NI 43-101 Preliminary Assessment Technical Report.

Mining

The November 2004 Preliminary Assessment presents an underground mine plan that has been developed to extract the industrial minerals resource at the I-M Project using modern mining methods and simultaneously provide access to underground gold exploration targets and known gold resources located 500 ft or more below surface.  A decline ramp and ancillary development would also provide ceramic feed material.  The decline will provide an excellent drill platform for exploration of the known gold resources and additional exploration targets within and adjacent to the historic Idaho-Maryland mine workings.  Underground exploration would be conducted from the decline and possible exploration drifts.  Should economic gold ore be identified, the Company would consider mining and shipping ore to a custom toll mill for processing.  The Company is currently reviewing underground exploration opportunities and developing several mining scenarios.  The current mine plan differs from the Preliminary Assessment as it calls for a single decline with the addition of a new shaft and hoist to be located on the I-M Project.  The mine plan continues to be refined and may deviate from the current plan.

Ceramics Production

Ceramics manufacturing would utilize the proprietary Ceramext™ Process.  Based on the 1,200 ton/d feed rate, a ceramics plant at the I-M Project could produce approximately 160 million ft²/yr of tile.

Capital Cost Estimate

The capital cost of the revised I-M Project has not yet been determined.  Work is underway to re-estimate the cost differences associated with the a smaller capacity ceramics plant or no ceramics plant and the addition of the new shaft and hoist.  With the reduction of ceramics production capacity or no ceramics production at site, it is anticipated that the overall capital cost as presented in the Preliminary Assessment will decrease, although costs of disposal of waste material will increase.

Separate from the ceramic mine and plant project cost, an additional $43 million has been included to complete dewatering and rehabilitation of the existing mine workings, and to carry out a gold exploration program primarily in the areas of the previous Brunswick and Idaho-Maryland mine workings, and complete a feasibility study on the gold project.  The Company is currently reviewing the overall operating criteria for the exploration programs and potential mining operations including staged development of requiring smaller initial capital requirements.

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

Securing of permits and completion of a feasibility study is expected to require 12 to 14 months after the submittal of the revised CMUP application.  Detail engineering and development of the mine, construction of the surface plant and facilities is scheduled to require an additional 18 months.  Overall, the anticipated mine start-up will be in late 2009 if the CMUP is received by 2Q 2008.  The expansion to 2,400 ton/d is projected to be completed 36 months after the initial start of the 1,200 ton/d processing plant.

Current and Planned Work

See description under subheading “I-M Project and the Possible Future Integration Ceramext™ Technology,” above in this section.

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

Previous owners reported two large gold soil anomalies on the Stewart Property, which is the reason the Company initially acquired the property.  One of the anomalies has never been drilled and the second has had only four holes drilled.  The reported average of all sample assays taken in the four holes was 0.29 g/t gold.  The highest intervals were 1.87g/t gold over 2 meters in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide veins associated with quartz and calcite in Hole 4.

The second gold anomaly reportedly has high gold soil geochemical values coincident with a strong induced polarization geophysical anomaly.  Further work will be required to select drill sites in this area and in other parts of this large property.  The property is also noted for hosting significant values in molybdenite and tungsten.

Option Agreement

Under the July 25, 2001, option agreement, Emgold is required to make payments totalling Cdn$150,000 and to issue 200,000 common shares to the optionors over a six year period as follows: Cdn$5,000 (paid) and 50,000 common shares upon regulatory approval (issued), Cdn$5,000 (paid) on or before six months; Cdn$10,000 (paid) and 50,000 common shares (issued) within 12 months; Cdn$15,000 (paid) and 50,000 common shares (issued) within 24 months; Cdn$20,000 (paid) and 50,000 common shares (issued) within 36 months; Cdn$25,000 (paid) within 48 months; Cdn$30,000 (paid) within 60 months; and Cdn$40,000 within 72 months following regulatory approval.  An NSR of 3% is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of Cdn$1,000,000.  Emgold has first right of refusal on the remaining 1% NSR should the optionors wish to sell.

To maintain its option, Emgold agreed to incur total exploration expenditures of Cdn$49,200 over two years, which were incurred.  In fiscal 2006 $3,650 (2005, $71,250) in exploration costs, net of assistance and recoveries, was incurred on the property.  There was no drilling in fiscal 2006.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In 2000 the Company acquired 100% of the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned its interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares.  In fiscal 2006 the claims were transferred to the Company.  The property is subject to a 3% NSR.  The Company has the right to purchase 66 2/3% of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  An initial work program on the Rozan property was completed in fiscal 2000, and exploration programs required for assessment purposes and under the terms of the option agreement have been completed each year.  Exploration totalled $60,500 in fiscal 2003, a recovery of geological costs of $8,780 in fiscal 2004, $1,780 in fiscal 2005 and $181 in fiscal 2006.  The claims are in good standing at the date of this report, but further exploration work will be required to keep the claims in good standing in British Columbia.

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

Option Agreement and Location

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49º17’N and longitude 117º21’W in the Nelson Mining Division near Nelson, British Columbia.  The Jazz Property is contiguous to Emgold’s Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.

In 2004, the Company completed a small diamond drill program in the Craigtown Creek area and a rock-sampling program in the Free Silver area of the property. In the Craigtown Creek area, six short holes were drilled within an area containing two large, strong gold soil geochemical anomalies (totalling over4 kilometres in length), with coincident airborne and/or ground geophysical targets.  The source of the gold geochemistry was not defined during the exploration program but, because of its large size and highly anomalous nature, the target remains an important exploration target.  For the Free Silver area, assay results for grab samples and chips were received for silver, lead and zinc.  Silver grades ranged from 3.9 to 641 g/t, lead grades ranged from 0.12% to 35.47% and zinc grades ranted from 0.11% to 25.99%.  In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration, the Stewart 2 Moly Zone and the Free Silver areas.  Exploration expenses totalled $81,876 in fiscal 2004, a recovery of $9,706 in fiscal 2005, and $219 in fiscal 2006.

Exploration Programs for Fiscal 2007

A private placement of 2,238,000 units at a price of Cdn$0.38, consisting of one FT share and one NFT share purchase warrant provided Cdn$850,440, which must be used for exploration in Canada.  The units were comprised of one flow-through common share and one non flow-through warrant.  An exploration program to be conducted in the later summer months on the Rozan, Stewart and Jazz properties in British Columbia is being planned.  In fiscal 2007, property payments of Cdn$40,000 and $15,000, are required to maintain the option agreements.  The $15,000 payment on the Jazz property was made subsequent to December 31, 2006.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2006, are as follows:

Year	Mineral Property Interests	Equipment
(i) Amounts Deferred (capitalized or invested)
2006	910,672	421,949
2005	859,531	523,090
2004	797,956	351,825
(ii) Amounts Expensed
	Exploration and Permitting expenditures	Ceramext™ Research and development
2006	1,796,199	1,590,754
2005	1,668,224	1,769,659
2004	2,876,046	998,631

The principal capital expenditures currently anticipated for the year ending December 31, 2007, are as follows:

	Exploration and Permitting expenditures	Ceramext™ Research and development
2007 Activities	4,000,000	150,000

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2006, 2005 and 2004, and related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 13 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004.

A.

Operating Results

Year Ended December 31, 2006, (“fiscal 2006”) Compared to Year Ended December 31, 2005 (“fiscal 2005”)

Emgold’s loss in fiscal 2006 was $5,124,327, or a loss per share of $0.08, compared to a loss of $5,245,165, or a loss per share of $0.09 in fiscal 2005.

Included in operating expenses in fiscal 2006 is a total of $107,462 in stock-based compensation compared with $190,326 in stock-based compensation in fiscal 2005.  Stock-based compensation of $41,936 in fiscal 2006 and $46,347 in fiscal 2005 is also included in Ceramext™ research costs and in exploration costs.

During fiscal 2006 the Company earned interest income of $45,133 on excess cash balances compared to $109,458 in fiscal 2005.  The decrease was due to interest earned on significantly lower cash balances held in fiscal 2006 compared to fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees increased slightly from $114,557 in fiscal 2005 to $115,352 in fiscal 2006.  Fiscal 2006 accounting and audit costs have increased due to increasing regulatory and reporting requirements.  The Company now files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document, but these costs were lower in fiscal 2006, as the initial filing, which attracted significantly higher legal costs, was in fiscal 2005.  Reviews of internal controls may also impact costs in the future.

Office and administration expenses in fiscal 2005 of $448,357 compare to $451,710 in fiscal 2006.  These include telephone, courier and other direct costs.  A portion of rent, telephone and other related direct expenses is included in exploration expenses and in the Ceramext™ research costs.

Management and consulting fees of $60,827 in fiscal 2006 compare to $31,582 in fiscal 2005.  In fiscal 2006, Cdn$15,000 (2005 - Cdn$30,000) were paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company.  Included in consulting fees in fiscal 2006 is Cdn$38,000 (2005 – Cdn$7,500) paid to a private company controlled by a director of the Company.

The Company hired consultants at a cost of $68,600 in fiscal 2005 compared to $30,089 in fiscal 2006 to assist the Company in a review of the ceramics industry and associated markets.

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $15,771 in fiscal 2006.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2006, as late in the year a significant portion of the Company’s funds were held in Canadian dollars, and most expenditures by the Company are incurred and paid in United States dollars, so were subject to more volatility in the Canada and United States exchange rates.

Salaries and benefits of $558,717 in fiscal 2005 compares to $573,250 in fiscal 2006.  The increase in salaries and benefits in fiscal 2006 reflects the increased activity at the I-M Project and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  In November 2006 several employees that were directly related to the ceramics process were laid off due to the focus on the permitting and the future reorganization of the Company with respect to the ceramics technology.  Severance costs were approximately $85,000.

Two senior level vice presidents, engineers with many years of experience in mining development and operations, were hired in the spring of 2006 to assist the Company in the development and construction of the I-M Project.

In the future, the existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff, or alternatively, there may be further decreases in salaries and benefits, after severance costs, if the Company is unable to raise the necessary capital to complete the permitting process at the I-M Project.

Shareholder communications costs of $288,216 in fiscal 2005 compare to $192,248 in fiscal 2006.  Shareholder communication costs will continue to be a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The agreement may be terminated at any time.  The Company has been paying MBC a monthly fee of $5,000.  During fiscal 2005, a total of $77,500 was paid to MBC, compared to $80,032 in fiscal 2006.  This includes fees and reimbursement of expenses, including fax and email distributions.

The Company also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  Until June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney’s services with no comparative expense in fiscal 2006.  The Company also paid $49,638 to High Visibility Public Relations for public relations services in fiscal 2005 with no comparative expense in fiscal 2006, as the contract with High Visibility was terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services and his salary is included in salaries and benefits.

Travel expense decreased nominally from $131,770 in fiscal 2005 to $126,360 in fiscal 2006, although travel, air and hotel accommodation costs have increased in general.  Management has been giving several presentations in Europe and North America to the investment community to increase awareness of Emgold, although international travel to destinations other than the United States decreased in fiscal 2006.  Fiscal 2007 travel costs are likely to remain at least at the fiscal 2006 level, as the permitting process at the IM Project continues.

Research and development expenses:

In fiscal 2006 the Company incurred $1,590,754 in expenditures directly related to the development of the Ceramext™ Process compared to $1,769,659 in fiscal 2005.  Cumulative research and development expenses on related to the Ceramext™ Process to December 31, 2006, was $4,383,098.  In addition, capital assets have also been acquired related to the development process.  Administration costs related to the research and development are not included in this total.  The existing pilot plant is used to test many different materials to determine various processing parameters.  Various materials produced are regularly evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights into the process.

Pursuant to the deferral of further capital investment in the Ceramext™ technology, the Company has laid off employees dedicated to Golden Bear Ceramics associated with the further development of the Ceramext™ Process.  Termination costs including severance and vacation pay were approximately $85,000.  The Company continues to make the advance royalty payments to Ceramext, LLC and continues to maintain the pilot plant.

The official filing receipt has been received for the composition patent application.  New microprobe work has been initiated to determine the effect of various processing methods on the same feed material and the associated products.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000.  These studies examined the market for a wide range of products that could be manufactured using the waste materials from the IM Project or other operations that produce waste that could be utilized in the process.  Planned activities with additional financing include further testing, preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Exploration expenses:

Direct exploration expenditures on the I-M Project increased from $1,604,900 in fiscal 2005 to $1,792,149 in fiscal 2006.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.

Planned expenses in fiscal 2007 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

Geologic mapping of the I-M Project and digitizing of the historic workings into MineSight™ was completed in 2005.  This is the first update of a geologic map of the I-M Project in over 60 years, and the Company has been utilizing the data in computer assisted drafting for mine planning and in MineSight™ modelling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  A hydro-geological model of the I-M Project area has also been developed.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $4,050 in fiscal 2006 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005.  All share and cash payments due in fiscal 2006 on the Company’s mineral property interests in British Columbia were made, or renegotiated to make payments in the form of shares to conserve cash.

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

Management and consulting fees of Cdn$2,500 per month are being paid to Lang Mining Corporation, a private company, for the services of the former chairman of the Company and are classified as management and consulting fees.  A new chairman was appointed in June 2005, and a management fee of Cdn$2,500 was being paid to Lang Mining Corporation for a one-year period.  Included in consulting fees in fiscal 2005 is Cdn$7,500 paid to a company controlled by a director of the Company.  There was no comparative expense in fiscal 2004.

The Company hired consultants at a cost of $68,600 to date to assist the Company in a review of the ceramics industry.

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

Salaries and benefits of $558,717 in fiscal 2005 compares to $310,850 in fiscal 2004.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the I-M Project and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The existing staffing costs may increase to meet current market conditions due to a shortage of experienced mining professionals and support staff.

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

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and is providing services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company is paying LMC for Mr. O’Connor’s services from its working capital, and his salary is included in salaries and benefits.

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

Exploration expenses:

Exploration expenditures on the I-M Project decreased from $2,773,674 in fiscal 2004 to $1,604,900 in fiscal 2005.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.  No drilling costs were incurred in fiscal 2005 (2004 - $909,665), explaining the most significant decrease in expenditures.

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

The Company has a five-year lease and option to purchase the I-M Project.  The current lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

Planned expenses in fiscal 2006 for the I-M Project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, possible property acquisitions, mine planning and public outreach activities.

The geologic mapping of the I-M Project and digitizing of the historic workings into MineSight™ has been completed.  This is the first update of a geologic map of the I-M Project in over 60 years, and the first time a computerized geologic map of the site has been made.  Emgold plans to utilize the data in computer assisted drafting for mine planning and to be used in our MineSight® modeling.

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

B.

Liquidity and Capital Resources

Year ended December 31, 2006

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

As at December 31, 2006, Emgold capitalized $910,672 representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company also has equipment with a book value of $421,949, compared to $523,090 at December 31, 2005.  Total equipment purchases in the year ended December 31, 2006, totalled $88,440, including a vehicle under capital lease.  Amortization of $158,181 on equipment was recorded in fiscal 2006.

Stewart and Jazz Properties, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$150,000 (Cdn$110,000 paid) and issuing 200,000 common shares (200,000 issued) by 2007.  The property is subject to a 3.0% net smelter returns royalty (“NSR”), of which the Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($30,000 paid) to the optionor over a ten-year period.

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

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares by April 1, 2006.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  The final payment of Cdn$30,000 was made in fiscal 2006, and the Company has now acquired a 100% interest in the property, subject to a 3.0% NSR from production.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Capital Resources

At December 31, 2006, Emgold’s working capital, defined as current assets less current liabilities, was $2,474,301, compared to $3,136,560 at December 31, 2005.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2006, the Company had 83,759,406 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 283,000 shares at December 31, 2006.  During the year ended December 31, 2006, the Company:

(1)

completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

Of these units, 641,000 were sold in the United States to accredited investors, as that term is defined by Securities and Exchange Commission (“SEC”) Rule 501, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) provided by SEC Rule 506 of Regulation D.  In the United States, the Company’s agent, Canaccord Capital Corporation USA, Inc., which is a registered broker-dealer in the United States, Arizona and California, placed the units.  Section 18(a)(1) of the Securities Act provides that the issuance of “covered securities” pre-empts state laws relating to the registration or qualification of securities.  The units were sold in Arizona and California for the account of the Company pursuant to SEC Rule 506, and are therefore “covered securities”, as defined by Section 18(b)(4)(D) of the Securities Act.

(2)

completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

(3)

completed a brokered private placement of 2,238,000 flow-through units at a price of Cdn$0.38 per FT unit for gross proceeds of Cdn$850,440.  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23.  On issuance of FTS, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 FTS at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FTS offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

Proceeds from the first two private placements have been used to fund further exploration and development of the Company’s I-M Project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

The funds from the private placement in (3) are to be used for exploration on the Company’s mineral property interest in British Columbia, Canada.  FTS are used to finance Canadian minerals and petroleum exploration and were originally introduced to address the exploration financing inequity which arose between major and junior exploration companies.  United States residents who pay no income tax in Canada would not obtain any benefits from the purchase of flow-through shares.  The “flow through” facility of the common shares cannot be used by taxpayers in the United States.  The cost base of the shares, if purchased by United States investors, would be the issue price of the common share.

The major mining companies can deduct exploration expenditures for tax purposes, but the junior mining companies normally cannot because they lack taxable income.  Flow-through investors can deduct their investments from otherwise taxable income because the tax deductions have been “flowed through” from the juniors to the investors.  There are no restrictions or differences in the transferability of the shares after the initial four-month hold period.  The funds raised by the issuance of the common shares must be used for exploration expenditures on mineral properties in Canada.

The funds cannot be used for administration purposes or for development expenditures or on exploration outside of Canada.  The Company renounces the expenditures, whereby the expenditures are “flowed through” to the investor.  The shares are usually issued at a small premium to market, and often, no warrant is attached.  If a warrant is attached, it is the Company’s policy to issue a non-flow through warrant enabling the Company to use any funds derived from exercise of the warrants for administrative and other purposes.

Under FTS tax legislation, eligible exploration expenditures are 100% deductible from income from any source.  These deductions shelter before-tax income.  Tax credits apply directly to reduce taxes payable to the investor.  A non-refundable tax credit reduces taxes to the extent of taxes payable.  British Columbia and federal flow-through share based tax credits are non-refundable (the investor has to pay taxes in order to use the claim).  However, unused credits can be carried back and applied against taxes paid in the previous three years or carried forward for up to ten years.  Tax credits are considered “assistance” for income tax purposes and accordingly they reduce the Canadian Exploration Expense “(CEE”) pool.  Both provincial and federal tax credits reduce the pool in the year after the one in which they were claimed.  It decreases the adjusted cost base of the share to approximately 35% of the initial issue price if the exploration is carried out in British Columbia.  The rates vary from province to province, depending upon provincial tax credits available in the individual province of residence of the taxpayer.

The Company does not utilize FTS financing on a regular basis, and the financing described above is the second flow-through financing undertaken by the Company.  The first was a financing of Cdn$152,000 raised by the issuance of 160,000 common shares in fiscal 2003.  Each province has a different flow-through share program, to encourage exploration in their respective provinces.  In Canada, the Company is exploring only in British Columbia.  British Columbia has three tax-based programs to encourage mineral exploration:  Flow-Through Share, B.C. Mining Flow-Through Share Tax Credit and the B.C. Mining Exploration Tax Credit.  In July 2001, the British Columbia government introduced a 20% non-refundable tax credit for qualifying grassroots exploration expenditures (funded by FTS to investors) made in British Columbia.  This was in addition to, and is harmonized with the 15% Federal Mineral Exploration Tax Credit program relating to FTS and the existing 100% deduction of

CEE.  The province of British Columbia also has a Mining Exploration Tax Credit (“METC”).  The METC is a 20% refundable tax credit applied to qualifying grassroots exploration, not funded by flow-through shares, on base and precious metals, coal and some industrial minerals.  The credit is available to British Columbia tax residing individuals and companies who incurred these expenditures.  The program applies to expenditures made between August 1, 1998, and July 1, 2006.  The Company has applied for the tax credits, net of FTS expenditures, and will continue to do so until the program is cancelled, for all of its CEE in British Columbia.

The Company’s main focus continues to be the I-M Project in California.

Additional financing will be required in fiscal 2007 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the issuance of common shares or a form of convertible bridge financing.  The Company expects that it will require approximately Cdn$10 million to continue with permitting of the I-M Project, and for costs relating to a reorganization of the Company with respect to Golden Bear and the ceramics development separately from the I-M project. Exploration on the Canadian properties will be carried out using the funds from the December 2006 flow-through financing, which must be used for exploration in Canada.

In June 2007, the Company announced that it has entered into an agreement with M Partners Inc. (“M Partners” or the “Agent”), to act as its exclusive lead agent in connection with a brokered private placement offering on a best efforts basis to raise gross proceeds of up to Cdn$10,000,000 through the offer and sale of units of the Company.  The Company may issue up to 50 million units at a price of Cdn$0.20 per unit, each unit comprised of one common share and one share purchase warrant.  Each warrant will entitle the holder to purchase one additional common share for a period of 24 months from closing at an exercise of Cdn$0.35 per share.  The Agent will receive a cash fee equal to 8% of the aggregate gross proceeds of the offering and compensation warrants exercisable to acquire that number of units that is equal to 8% of the total number of units sold at an exercise price of Cdn$0.20 per unit for a period of 18 months from closing.  At the date of filing of this Annual Report, the financing may not be completed at the pricing announced in the news release.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Warrants

As at December 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
37,099,823	Weighted Average Exercise Price: Cdn$0.56

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

All outstanding warrants in the table above, other than the warrants with an exercise price of Cdn$0.26 are exercisable at a higher price than the current trading price of the Company’s shares.  3,480,000 warrants exercisable at Cdn$0.70 expiring on May 3, 2007, and 14,880,000 warrants exercisable at Cdn$0.70 expiring on June 10, 2007, expired unexercised.

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

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At December 31, 2006, $194,148 (2005, $147,018) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the Company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  At December 31, 2005, the balance of $112,193 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2005, totalling $613,871.  At December 31, 2006, the balance of $125,046 is the value included in debt as preference shares, with accretion and foreign exchange loss on debt to December 31, 2006, increasing the total to $626,724.

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

Year ended December 31, 2005

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

At December 31, 2005, the Company had 65,538,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 214,000 shares at December 31, 2005.  During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit.  Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70.  Pursuant to the financing, Galaxy Fund, Inc. (“Galaxy”), a mutual fund based in Road Town, British Virgin Islands, held approximately 18.92% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised at December 31, 2005, this percentage would have increased to approximately 32.52%.  Initially, the Galaxy transaction resulted in Galaxy holding 23% of the issued and outstanding shares of the Company, which, under the rules and policies of the TSX Venture Exchange, constituted Galaxy a "control person" of Emgold.  As such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005.  Proceeds from the private placement provided $7,050,466 after share issue costs, to the treasury.  The warrants issued relating to the financings completed in May and June of 2005, expired in May and June of 2007, unexercised.

Proceeds from the private placement were used to fund further exploration and development of the Company’s I-M Project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

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

Since the Company acquired the technology from Ceramext, LLC, which has a patent on the equipment and other patents pending on the process, Emgold has been developing a structure for tracking research and development expenditures.  In 2003, $24,054 was expended on due diligence prior to the approval of the transaction by regulatory authorities in early fiscal 2004.  The recording of research and development costs in developing technologies is very similar to the recording of costs for mining and exploration activities.  Research and development expenditures for the years ended December 31, 2006, 2005 and 2004, total $1,590,754, $1,769,659 and $998,631, respectively.

The U.S. patent is currently in the name of Ross Guenther, (Ceramext, LLC), No. US 6,547,550 B1, dated April 15, 2003.  The abstract states that the specification discloses a method and apparatus for forming and extruding ceramic materials.  The apparatus utilizes a vacuum chamber mounted within a heating chamber or element; and the ceramic forming chamber is mounted within the vacuum chamber.  A press is mounted within vacuum and forming chambers in order to apply pressure to the ceramic material during the heating step and subsequently during the ceramics extrusion step.  The heating chamber applies heat to the vacuum chamber and forming chamber during the sintering and extrusion step.  The forming chamber preferably remains in position within the vacuum chamber during the entire ceramic article manufacturing process.

The Company, on behalf of Ceramext, LLC, has three patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application, the second being a materials composition application, and the third being a new process and apparatus application.  The Ceramext process patent was filed with the USPTO in March 2003.  The Ceramext materials composition patent application was filed in September 2005.  The new process and apparatus application was filed in October 2006.  Two responses to the USPTO regarding claims in the Ceramext™ process patent application have been completed.  The protection of the Company’s intellectual property is a very high priority and additional patent applications are being prepared to protect the technology during development and commercialization.

D.

Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature, while the recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects.  The mineral exploration industry has been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004 when the gold price increased to an average of $409.72 and increased annually since.  The lack of interest in minerals over the earlier period led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them.  This led to downsizing of large company exploration departments and many mining industry professionals left the industry.  As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.  As junior companies find it easier to raise funds, these companies are beginning to seek properties of merit to explore.

Gold prices, according to the London P.M. Fix, averaged $409.72/oz in 2004, $444.74/oz in 2005, $603.46 in 2006, and to April 30, 2007, averaged $656.33/oz.

Market for Ceramics

The markets for ceramic tile are very large and well established.  According to a recent report in the American Ceramic Society Bulletin, more than 53 billion square feet of ceramic tile was produced worldwide on an annual basis.  North America is a net importer of tile, with a large fraction of tile being consumed in the U.S.  North America (Mexico, U.S. and Canada) consumes about 4.3 billion square feet, or 8% of world production, but produces only 4% (half of that consumed).  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  A recent article in Ceramic Industry magazine indicates U.S. tile sales for 2004 is estimated to be 2.71 billion square feet.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The use of ceramic building products in the USA has increased significantly over the last decade. For example, ceramic tile consumption has more than doubled in the past decade, as illustrated in Figure 1 below.

U. S. Ceramic Tile Market
Tile Consumption, millions of sq. m.
0
50
100
150
200
250
300
1975
1980
1985
1990
1995
2000
2005
Year

Figure 1:  Consumption of Ceramic Tile in the U.S.A, 1980 to 2003

(1 sq. meter = 10.76 sq. feet)

[“USA: Steady Growth in Tile Sales”, Tile International, Jan/March, 2004, p. 78-79]

This trend has been spurred by the construction boom and by the increased use of tile at the expense of floor coverings like carpet.  Tile consumption in the United States continues to increase at approximately 6% to 8% per annum and future growth is expected to continue.

E.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2006:

	January 1, 2007, to December 31, 2007	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 8,364	$ 4,847	$ 41,820
Operating lease obligations	257,766	263,136	263,136	65,784	--	--	849,912
Idaho-Maryland property lease (1)	325,500	300,000	--	--	--	--	625,500
Mineral property option payments (1)	49,483	20,000	25,000	25,000	25,000	25,000	144,433
Ceramext™ royalties and payments	80,000	160,000	160,000	160,000	160,000	160,000	720,000
Purchase obligations (3)	--	5,194,127	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 721,113	$ 5,945,627	$ 456,500	$ 259,148	$ 193,364	$ 185,000	$7,720,235

(1) Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure.

(3) The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price for 2002 was $4,350,000, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires December 31, 2008.

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

Name and Position	Age	Other Principal Directorships	Principal Business Activities Outside the Company
William J. Witte - President and Chief Executive Officer and Director	51	ValGold Resources Ltd.	None
Joel Schneyer – Director (to November 2006)	48	Globex Mining Enterprises Inc., Rupert Resources Inc., Etruscan Resources Ltd.	Founder and President of Mercantile Resource Finance, Inc.
Sargent H. Berner - Director	66	ValGold Resources Ltd., Cream Minerals Ltd., Aurizon Mines Ltd., Sultan Minerals Inc., Titan Logix Corp. and several other directorships	Businessman; President, Kent Avenue Consulting Ltd.
John King Burns – Chairman and Director	56	Northern Orion Resources Inc., NovaDx Ventures Ltd.	Independent Consultant; Managing Director, Frontier Risk Management, Inc.
Kenneth Yurichuk	56	ValGold Resources Ltd.	Partner, Bobot & Yurichuk, Chartered Accountants
Robin A.W. Elliott	65	None	Senior Partner, Manning & Elliott, Chartered Accountants
Ian Chang - Vice President Project Development	48	None	None
David Watkinson – Vice President, Operations	45	None	Vice President, Operations Idaho-Maryland Mining Corporation
David Sinitsin – Vice President, Engineering & Procurement	47	None
Shannon M. Ross - Chief Financial Officer and Corporate Secretary	55	Golden Pacific Capital Ltd.	Chief Financial Officer and Corporate Secretary for companies managed by LMC

William (Bill) J. Witte, P.Eng, President and Chief Executive Officer, has been an officer and director of the Company since June 1999.  From 1995 to joining the Company in 1999, Mr. Witte was self-employed.  From 1992 to 1995 he was an engineering manger and project manager, with Fluor Daniel Wright Inc.  Mr. Witte has more than 30 years of mining, engineering, business, and entrepreneurial experience.  He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia.  His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management.  Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world.  Mr. Witte spends 100% of his time devoted to the Company.

Joel D. Schneyer, a former Director, is the founder and President of Mercantile Resource Finance, Inc., an advisory firm to the natural resource sector, with a specialty in project finance of precious metal projects, which was formed in 1996.  He has acted as financial and strategic planning advisor and expert witness to stock exchange and hedge fund operatives, as well as law firms and foreign governments.  Prior to founding Mercantile, he was Manager of Derivative Finance Americas for Barclays Bank PLC, from 1992 to 1995 and a Senior Analyst - New Business and Strategic Planning Group, at Billiton Metals.  He earned a Masters in Geology from the University of Texas at Austin in 1984 and a Masters in Mineral Economics from the Colorado School of Mines in 1988.  He was a director until November 2006 at which time he resigned due to business conflicts.

Sargent Berner, Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967.  From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006.  He provides consulting services to the Company through his company, Kent Avenue Consulting Ltd.

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

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Mavrix Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation.

Robin A. W. Elliott is a Senior Partner at Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975. Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies. Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute. He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991. He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter). Mr. Elliott received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965).

Ian I Chang, P. Eng. has been Vice President, Project Development for the Company since November 2003.  From 1999 to 2003, Mr Chang was Director, Sulfuric Acid Business Area, for NORAM Engineering and Constructors and had technical and fiscal responsibility for the business area.  He is a registered professional engineer in the Province of B.C. and has over 20 years of technology management, project and engineering management, commissioning, and mechanical and piping design experience for mining/metallurgical projects and specialty chemical projects.  From 1993 to 1999, he held senior project and engineering management positions with Fluor Daniel and Agra Simons (now AMEC PLC) in Canada and the United States, in the engineering and construction of large-scale mines such as Placer Dome’s Zaldivar copper and Musselwhite gold mines, as well as Battle Mountain Gold’s Korri Kollo gold project.  He has significant experience with both hydrometallurgical (gold, copper, zinc, nickel, silver) and pyrometallurgical (gold, copper, zinc) processes.  Mr. Chang holds B.A.Sc. and M.A.Sc. degrees from the University of British Columbia.

David Watkinson, P. Eng. brings over 20 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status.  Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines.  He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario.

David Sinitsin P. Eng. brings more than 23 years of international engineering design, construction, commissioning and project management experience to Emgold.  As a registered professional engineer, he has led teams to successful completion of large, international, multidisciplinary projects in the mining, chemical, electrochemical, petrochemical and pulp and paper industries. His experience includes the initiation and completion of large capital projects in Canada, Brazil, Peru, China, and the United States.  Mr. Sinitsin has held progressively senior positions with international companies such as Shell Canada Inc., Aker-Kvaerner-Chemetics, Fluor Daniel Inc., AMEC PLC and NORAM Engineering and Constructors Ltd.  He holds Bachelor and Master degrees in Mechanical Engineering from the University of British Columbia, with a specialization in the field of heat transfer and fluid flow.

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

Mr. Frank A. Lang and Ross Guenther were directors until the Company’s Annual General Meeting held in June 2006, at which time, they did not stand for re-election.  Mr. Guenther remains as a consultant to the Company on an as needed basis.

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

Carl Frahme, PhD, Director, Product Development and Marketing, has nearly four decades of varied experience in ceramic technology and the ceramic industry.  He has conducted and managed ceramic research and development projects.  He spent two decades in the refractory ceramic fiber insulation industry, supplying materials to the ceramic, metals processing, petroleum refining and processing industries, the OEM market, and other heat processing applications.  His responsibilities in this area have included product development, manufacturing, marketing and sales, business management, and construction project management.  Since 1987 he has had his own ceramic and materials consulting business, Frahme Consulting Services, Inc.  He is currently consulting with the Company to commercialize the Ceramext process for converting mine development rock into high value ceramic products.  Dr. Frahme holds a BS in Metallurgical Engineering from Case Institute of Technology (now Case Western Reserve University) and a Ph.D. in Ceramic Science and Engineering from Rutgers - State University.

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

Robert R. Pease, R.G. Chief Geologist, has 30 years of diversified experience in mineral development and engineering geology in the mining and construction industries.  Mr. Pease has an extensive background in mother lode, Sierra Nevada, and basin-range geology applied to industrial minerals and gold, naturally occurring asbestos, surface and underground geologic mapping, drilling and sampling in difficult conditions, fracture-controlled ground water, and engineering geology.  Mr. Pease has also conducted market research analyses of industrial minerals.  He has developed reclamation plans for mining projects, and has conducted annual inspections of mines in nevada county as the consultant for that lead agency under smara.  He has written documents requiring approval by government agencies, such as application documents for mining projects and hazardous materials plans.  Mr. Pease is a Registered Geologist in California and holds B.S. and M.S. degrees in Geology from University of Nevada.

B.

Compensation

Stock option plan

In order to provide incentive to directors, officers, employees, management and others who provide services to Emgold to act in the best interests of the Company, Emgold initially adopted a Stock Option Plan (the “Old Plan”), effective June 19, 1997.  The purpose of the Old Plan and a New Stock Option Plan (the “New Plan”) approved at the Company’s Annual General Meeting of shareholders held on June 8, 2005, is to allow Emgold to grant options to directors, officers, employees and service providers, as additional compensation, and as an opportunity to participate in the profitability of Emgold.  The granting of such options is intended to align the interests of such persons with that of Emgold.  Options under the Old Plan are exercisable over periods of up to ten years as determined by the board of directors of Emgold and are required to have an exercise price no less than the market price as defined in the Plan prevailing on the day that the option is granted.  Pursuant to the Plan, the board of directors may from time to time authorize the issue of options to directors, officers and employees of and consultants to Emgold and its subsidiaries or employees of companies providing management services to the Emgold or its subsidiaries.  Pursuant to the New Plan, the directors may from time to time authorize the issuance of options to directors, officers, employees and consultants of the Company and its subsidiaries to a maximum of 10% of the issued and outstanding common shares at the time of the grant, with a maximum of 5% of the Company’s issued and outstanding shares being reserved to any one person on a yearly basis.

At December 31, 2006, and at April 30, 2007, a total of 8,375,941 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 6,338,000 have been granted under the plan.

The Plan provides that if a change of control, as defined therein, occurs, all shares subject to options shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

For the purposes of the Plan, an "insider" is a director or senior officer of Emgold, a director or senior officer of a company that is itself an insider or subsidiary of Emgold, or a person whose control, or direct or indirect beneficial ownership, or a combination thereof, over securities of Emgold extends to securities carrying more than 10% of the voting rights attached to all Emgold’s outstanding voting securities.  The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the TSX Venture Exchange.

Stock Options Outstanding

(at April 30, 2007)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Emgold and Subsidiaries

Ian Chang Vice President, Project Development	150,000	1.00	November 19, 2003	November 19, 2013
	100,000	0.90	July 12, 2004	July 12, 2014
	250,000
William J. Witte President, Chief Executive Officer and Director	150,000	0.25	November 6, 1999	November 6, 2009
	100,000	0.10	October 12, 2001	October 12, 2011
	600,000	1.00	November 19, 2003	November 19, 2013
	200,000	0.90	July 12, 2004	July 12, 2014
	1,050,000
Shannon M. Ross Chief Financial Officer and Corporate Secretary	250,000	1.00	November 19, 2003	November 19, 2013
	200,000	0.90	July 12, 2004	July 12, 2014
	450,000
Sargent H. Berner Director	55,000	0.30	April 21, 1997	April 21, 2007
	65,000	0.10	October 12, 2001	October 12, 2011
	180,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	450,000
John King Burns Non-Executive Chairman and Director	150,000	0.60	June 18, 2003	June 18, 2013
	150,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	450,000
Kenneth Yurichuk Director	150,000	0.29	November 22, 2006	November 22, 2011
	150,000
Robin A. W. Elliott Director	150,000	0.29	November 22, 2006	November 22, 2011
	150,000
David Watkinson

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Vice President, Operations	150,000	0.29	November 22, 2006	November 22, 2011
	150,000

David Sinitsin Vice President, Engineering & Procurement	150,000	0.29	November 22, 2006	November 22, 2011
	150,000

Total Directors/Officers (9 persons)	3,250,000
Total Employees/Consultants (33 persons)	3,088,000
Total Directors/Officers/ Employees/ Consultants	6,338,000

In the year ended December 31, 2005, 20,000 stock options were exercised at Cdn$0.25, and 50,000 stock options were cancelled.  During the year ended December 31, 2005, 260,000 options were granted at Cdn$0.36 to granted to employees and consultants at Cdn$0.36, expiring June 28, 2010.

In the year ended December 31, 2006, 100,000 stock options were exercised at Cdn$0.36 and 53,000 were exercised at $0.10.  During the year ended December 31, 2006, 20,000 options exercisable at Cdn$0.90 were cancelled, and 25,000 options exercisable at Cdn$1.00 were cancelled.  During the year ended December 31, 2006, 820,000 options exercisable at Cdn$0.29, were granted to employees, directors and officers.

Subsequent to December 31, 2006, 170,000 stock options exercisable at Cdn$0.90, 13,000 options exercisable at Cdn$0.10, 20,000 options exercisable at Cdn$0.30 and 250,000 stock options exercisable at Cdn$1.00 were cancelled, pursuant to the terms of the stock option plan for employees, directors and consultants no longer associated with the Company.  An additional 125,000 options exercisable at Cdn$0.30, expired unexercised.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

There were no stock options exercised by the following officers and directors of the Company during the year ended December 31, 2006:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized (Cdn$)	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (Cdn$) Exercisable/ Unexercisable
William J. Witte	Nil	Nil	1,050,000/0	22,500/0
Robin A.W. Elliott	Nil	Nil	150,000/0	0/0
John King Burns	Nil	Nil	450,000/0	0/0
Sargent H. Berner	Nil	Nil	450,000/0	11,700/0
Kenneth Yurichuk	Nil	Nil	150,000/0	0/0
David Watkinson	Nil	Nil	150,000/0	0/0
David Sinitsin	Nil	Nil	150,000/0	0/0
Ian Chang	Nil	Nil	250,000/0	0/0
Shannon M. Ross	Nil	Nil	450,000/0	0/0

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

Employee compensation

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during the fiscal year ended December 31, 2006, was Cdn$406,414 and $107,918.  Consulting fees of Cdn$38,000 were paid to Kent Avenue Consulting Ltd., for the services of Sargent H. Berner.  William J. Witte, President and Chief Executive Officer and a director of Emgold, Shannon Ross, Emgold’s Secretary and Chief Financial Officer, and Ian Chang, Vice President, Project Development, David Sinitsin, Vice President, Engineering & Procurement and David Watkinson, Vice President, Operations, are each a “Named Executive Officer” of Emgold for the purposes of the following disclosure.  The compensation paid to each of the Named Executive Officers during Emgold’s three most recently completed financial years is as set out below, in Canadian dollars:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary (Note 1)	Bonus Other Annual	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensa-tion ($)
William J. Witte President, Chief Executive Officer and Director	2006	Cdn$124,408	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$124,029	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$125,859	Nil	Nil	200,000	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2006	Cdn$46,396	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$59,164	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$34,916	Nil	Nil	200,000	Nil	Nil	Nil
David Watkinson, Vice President, Operations	2006	$107,918	Nil	Nil	150,000	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--
Ian Chang Vice President, Project Development	2006	Cdn$126,536	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$126,158	Nil	Nil	Nil	Nil	Nil	Nil
	2004	Cdn$121,323	Nil	Nil	150,000	Nil	Nil	Nil
David Sinitsin, Vice President, Engineering and Construction	2006	Cdn$109,074	Nil	Nil	150,000	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--
	2004	--	--	--	--	--	--	--

Note 1.  During the years ended December 31, 2006, 2005 and 2004, management, administrative, geological and other services were provided on a full cost recovery basis by LMC Management Services Ltd. (“LMC”).  The Company reimburses LMC for the salaries paid to the Canadian employees and officers on a full cost recovery basis.

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

C.

Board practices

All directors were elected at the June 20, 2007, annual general meeting and have a term of office expiring at the next annual general meeting of Emgold to be held in June 2008.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Kenneth Yurichuk and Mr. Robin A.W. Elliott were appointed to the Board as independent directors.  Mr. Joel D. Schneyer resigned for business reasons, and as such, the number of directors is five.  Mr. Frank Lang and Ross Guenther did not stand for re-election at the June 22, 2006, annual general meeting.  Mr. William Witte is related due to holding an executive position with the Company.  Mr. Sargent Berner receives consulting fees for services through a private company, Kent Avenue Consulting Ltd., but such fees are not considered material to the Company or to Mr. Berner.  Mr. John K. Burns is an unrelated director.

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

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	President and Chief Executive Officer and Director	June 16, 1999 (Executive Vice President and Director) and July 19, 2002 (President and Chief Executive Officer)
Frank A. Lang	Director until June 22, 2006	Director from March 17, 1989 to June 22, 2006
Ross Guenther	Director until June 22, 2006	Director from June 18, 1998 to June 22, 2006
Joel Schneyer	Director until November 2, 2006	Director from June 16, 2004 to November 2, 2006
Sargent H. Berner	Director	May 13, 1991
John King Burns	Non-executive Chairman	June 8, 2005, as Chairman, June 18, 2003 as Director and June 16, 2004 as Lead Director until June 8, 2005
Robin A.W. Elliott	Director	Director since June 22, 2006
Kenneth Yurichuk	Director	Director since June 22, 2006
David Watkinson	Vice President, Operations	June 5, 2006

Name	Position(s) with Company	Term of Office/Period of Service
David Sinitsin	Vice President, Engineering and Procurement	May 1, 2006
Ian Chang	Vice President Project Development	November 5, 2003
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	June 20, 2000, and January 31, 2000, respectively

Audit Committee

Robin A. W. Elliott, Ken Yurichuk and Sargent H. Berner are currently the members of Emgold’s audit committee.  The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold’s annual general meeting.  The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval.  They are also available to assist the board if required with matters relating to the appointment of Emgold’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance Committee are Messrs. Berner, Yurichuk and Elliott.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board an for evaluating the performance of the board.

D.

Employees

At December 31, 2006, Emgold had sixteen employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by the subsidiary companies in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but is usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation functions are primarily administered through LMC Management Services Ltd. (“LMC”) (see Item 7).

E.

Share ownership

Common Shares

Name of Beneficial Owner	Stock Options Included in Beneficial Ownership	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
William J. Witte	1,050,000	1,345,040	1.06%
Sargent H. Berner	450,000	539,668	0.42%
Ian Chang	250,000	321,000	0.25%
John King Burns	450,000	450,000	0.35%
Robin A.W. Elliott	150,000	175,000	0.14%
Kenneth Yurichuk	150,000	150,000	0.12%
David Watkinson	150,000	235,000	0.18%
David Sinitsin	150,000	150,000	0.12%
Shannon M. Ross	450,000	600,000	0.47%
			2.68%

(1)

*Based on 83,759,406 shares outstanding as of December 31, 2006 (127,197,229 fully diluted), including common shares, stock options and warrants held by each beneficial owner.

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  As of December 31, 2006, and April 30, 2007, there are three holders of 5% or more of the common shares of Emgold, one of which was Frank Lang with 3,902,192 common shares (4.66%) held directly and 2,834,402 (3.38%) common shares held indirectly for a combined aggregate of 6,736,594 common shares (8.04%).

At December 31, 2000, Mr. Lang, directly and indirectly, held an aggregate of 6,117,504 common shares, which was 33.09% of the issued and outstanding common shares of 18,489,319 at that date.  In fiscal 2001, a total of 100,000 common shares were issued, bringing the issued and outstanding common shares to 18,589,319.  Mr. Lang’s total number of common shares held directly and indirectly remained at 6,117,504, or 32.91%.  In fiscal 2002, a total of 6,530,000 common shares were issued, bringing the issued and outstanding common shares to 25,119,319.  This includes a total of 2,085,590 common shares issued to Mr. Lang and a private company controlled by Mr. Lang in settlement of Cdn$208,559 in debt.  At December 31, 2002, Mr Lang, directly and indirectly, held 7,203,094 common shares, or 28.68% of the issued and outstanding at that time.  During fiscal 2003, a total of 18,336,561 common shares were issued.  At December 31, 2003, Mr. Lang, directly and indirectly held 6,939,594 common shares, or 15.97% of the issued and outstanding.  Mr. Lang’s holdings as a percentage have decreased due to the additional common share issuances by the Company.  All other known shareholders with greater than 5% are brokerage clearinghouses.  The total number of shares held by Mr. Lang, directly and indirectly, at December 31, 2004, was 6,786,594 common shares, or 14.39% of the issued and outstanding at that time.  At December 31, 2005, Mr Lang held directly and indirectly, 10.35% of the issued and outstanding at that time.

Mr. Lang also holds, directly and indirectly, 3,948,428 Series A First Preference Shares, details of which are described below:

Name of Beneficial Owner	Amounts and Nature of Beneficial Ownership(1)	Percent of Class
Frank A. Lang	1,738,245/2,210,183	100%

(1)Of these shares, 1,738,245 are held in the name of Frank A., Lang and 2,210,183 are held in the name of Lang Mining Corporation, a private company controlled by Mr. Lang.  These shares are convertible into common shares at any time at a ratio of one common share for every four Series A First Preference Share.  This ratio represents an effective conversion price of Cdn$0.80 per common share.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold in specie valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold in Specie having an aggregate value of not less than the redemption amount.  The Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time on 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

The second holder with greater than 5% of the Company’s common shares at December 31, 2006, is Galaxy Fund, Inc., holding 12,400,000 common shares or 14.80% of the issued and outstanding common shares.  At December 31, 2005, they held 12,400,000 common shares or 18.92% of the issued and outstanding common shares.  They did not hold any common shares of the Company in prior years.

The third holder with greater than 5% of the Company’s common shares at December 31, 2006, is RAB Special Situations, holding 6,000,000 common shares or 7.16% of the issued and outstanding common shares.  They did not hold a significant number of common shares in prior years.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2006, Emgold had authorized an unlimited number of common shares without par value of which 83,759,406 were issued and outstanding, and an unlimited number of preference shares of which 3,948,428 Series A First Preference Shares were issued and outstanding.

As of April 30, 2007, there were 590 registered shareholders of record holding a total of 83,759,406 common shares of Emgold.  To the best of Emgold’s knowledge there were 269 registered shareholders of record with registered addresses in Canada, 326 shareholders of record with registered addresses in the United States and 11 shareholders of record with registered addresses in other countries holding approximately 55,729,908 (66.54%), 12,489,497 (14.91%) and 15,540,001 (18.55%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2006, and the date hereof, except as noted below.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for the Class A First Preference Shares held by Lang Mining Corporation and Frank A. Lang.

Frank A. Lang and Lang Mining Corporation

Agreement with Lang Mining Corporation

Effective January 1, 2003, the Company commenced paying a management fee of Cdn$2,500 per month to Lang Mining Corporation (“Lang Mining”) for Mr. Lang’s services as Chairman.  John King Burns was appointed Chairman of Emgold in June 2005, and Mr. Lang’s management fee was extended until June 30, 2006, at which time it was terminated.

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

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares.  At December 31, 2006, $194,148 (December 31, 2005, $147,018) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

LMC Management Services Ltd. Administration and Services Agreement

Management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, providing services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services provided by it.  All transactions are conducted in an arms-length manner.

Other Related Party Transactions in the Three Years Ended December 31, 2006

During the year ended December 31, 2004, the Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ technology.  The technology was acquired from Ceramext, LLC, a private company controlled by Ross Guenther, a former director of the Company.  Under the terms of the agreement, the Company has paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following advance minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  All payments have been made to date.  Negotiations for the acquisition of the Ceramext™ technology with Mr. Guenther were conducted in an arms-length manner.  Mr. Guenther abstained from voting on the transaction as he was a director of the Company at the time.

Consulting fees of Cdn$38,000 (2005 - Cdn$7,500) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

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

ITEM 9.

THE OFFER AND LISTING

A.

Offer and listing details

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to April 30, 2007.

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Annual
2007 (to April 30, 2007)	0.35	0.25	6,690,700
2006	0.99	0.27	28,111,000
2005	0.83	0.27	10,203,500
2004	1.55	0.58	9,586,000
2003	1.50	0.35	8,105,780
2002	0.40	0.05	3,123,800
2001	0.15	0.02	2,355,500
2000	0.21	0.04	1,741,200

Calendar 2005
First Quarter	0.83	0.41	2,334,300
Second Quarter	0.49	0.31	1,482,400
Third Quarter	0.46	0.31	1,257,700
Fourth Quarter	0.50	0.27	5,129,100

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Calendar 2006
First Quarter	0.77	0.42	7,314,300
Second Quarter	0.99	0.61	7,798,100
Third Quarter	0.89	0.48	4,262,900
Fourth Quarter	0.58	0.27	8,735,700

Month ended
April 30, 2007	0.32	0.26	3,084,200
March 31, 2007	0.32	0.27	1,216,300
February 28, 2007	0.35	0.28	783,800
January 31, 2007	0.35	0.25	1,606,400
December 31, 2006	0.34	0.27	2,541,500
November 30, 2006	0.42	0.29	3,106,900
October 31, 2006	0.58	0.39	3,087,300
September 30, 2006	0.56	0.48	1,590,600
August 31, 2006	0.84	0.52	2,180,300
July 31, 2006	0.89	0.69	492,300
June 30, 2006	0.94	0.73	1,458,100
May 31, 2006	0.99	0.71	3,512,300
April 30, 2006	0.82	0.61	2,827,700

The high, low and closing price of the Company’s common stock was Cdn$0.28, Cdn$0.26 and Cdn$0.28 on April 30, 2007.  The Company’s common stock is issued in registered form.

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 31, 1989, (symbol-EMR).

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which 3,948,428 Series A First Preference shares are outstanding as of December 31, 2006.  (See Item 7 – Series A First Preference Shares).

C.

Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments are currently $20,138 per month and increase to $21,928 on April 1, 2007, to increase by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to April 1, 2010.  The company has an option to purchase, and the purchase price, if exercised in fiscal 2007, would be $3.05 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

2.

A five-year lease (as amended initially), had a term commencing on June 1, 2002, and ending on May 31, 2007, with the owners of the Idaho-Maryland Mine.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly on February, May, August and November 1st, commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.

3.

The Company signed an agreement with Ceramext, LLC, a private company controlled by Ross Guenther, to develop and use the Ceramext™ process.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Pursuant to the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  All payments required under the agreement have been made to date.

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

D.

Exchange controls

Emgold is a corporation incorporated pursuant to the laws of the Province of British Columbia, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to a non-resident holder of Common Shares, other than withholding tax requirements.  Any such remittances to United States residents are generally subject to withholding tax, however no such remittances are likely in the foreseeable future.  See “Taxation”, below.

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

E.

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

United States Tax Consequences

United States Federal Income Tax Consequences

NOTHING CONTAINED IN THIS SUMMARY CONTAINING ANY U.S. FEDERAL TAX ISSUE IS INTENDED OR WRITTEN TO BE USED, AND IT CANNOT BE USED FOR THE PURPOSE OF AVOIDING U.S. TAX PENALTIES UNDER THE CODE.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Emgold who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Emgold.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of Emgold

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Emgold are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Emgold has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current and accumulated earnings and profits of Emgold, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Under current Treasury Regulations, dividends paid on Emgold’s common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Emgold’s common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Emgold may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive category income”, and “general category income.”  Dividends distributed by Emgold will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Emgold should consult their own tax advisors regarding their individual circumstances.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2006, and at least certain prior fiscal years.  In addition, Emgold may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder’s holding period in which Emgold is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Emgold qualified as a PFIC in a prior year during the U.S. Holder’s holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date.  The qualification date is the first day of Emgold’s first tax year in which Emgold qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and the above-described gain-recognition election under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Emgold in which Emgold is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and does not make the above-described gain-recognition election) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Emgold common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Emgold’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his Emgold common shares and (ii) certain “excess distributions,” as defined in Section 1291(b), by Emgold.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Emgold common shares and all excess distributions on his Emgold common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder’s period prior to the first day of the first year of Emgold (i) which began after December 31, 1986, and (ii) for which Emgold was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If Emgold is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds Emgold common shares, then Emgold will continue to be treated as a PFIC with respect to such Registrant common shares, even if it is no longer definitionally a PFIC.  A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such Emgold common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Emgold common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Emgold as of the close of such tax year over such U.S. Holder’s adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder’s adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Emgold included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder’s adjusted tax basis in the common shares of Emgold will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Emgold common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  A U.S. Holder makes a mark-to-market election by filing IRS Form 8621.  No view is expressed regarding whether common shares of Emgold are marketable for these purposes or whether the election will be available.

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

Certain special, generally adverse, rules will apply with respect to Emgold common shares while Emgold is a PFIC unless the U.S. Holder makes a timely QEF election.  For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

F.

Dividends and Paying Agents

Not applicable.

G.

Statement By Experts

Not applicable.

H.

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

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests and in the research and development stage on its ceramics technology.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  It is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to, will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Other than the foreign exchange loss or gain related to the dividends payable on the convertible preference shares described below, the Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain losses incurred in fiscal 2006 were $15,771 on $5.1 million in expenditures, a nominal amount.

Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.  Foreign exchange gain on the debt conversion to United States dollars was $1,616 in fiscal 2006 compared to a foreign exchange loss on the debt conversion to United States dollars of $19,894 in fiscal 2005, which are not significant to the operations of the Company.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERTS

Composition of the Audit Committee

The members of the audit committee are Messrs Robin A.W. Elliott, Sargent H. Berner and Kenneth Yurichuk.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  In November 2006, Mr Joel D. Schneyer, who was a member of the audit committee, resigned from the board of directors due to a business conflict.  He was replaced by Mr. Sargent H. Berner.  None of the current members of the board have a material relationship with the Company, although Mr. Berner provides consulting services through LMC Management Services Ltd. (Cdn$38,000) in the year ended December 31, 2006, and as such, is not considered to be independent.  No fees are paid to Mr. Kenneth Yurichuk or Mr. Robin A. W. Elliott.

At the date of this Annual Report on Form 20-F, the Company is n compliance with the audit committee composition rule set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the Canadian regulatory policy respecting audit committees, as two of the members of the audit committee are considered independent.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.  All of the audit committee members are financially literate.  The board of directors has determined that Mr. Elliott qualifies as a “financial expert” as defined in Item 401(e) of Regulation S-B, by virtue of his work experience and his education.  Mr. Elliott is independent as independence is defined in the listing standards of the New York Stock Exchange.

Relevant Education and Experience

Disclosure respecting the education and experience of the audit committee is provided in their biographies above.  As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

•

The accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

Reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, and

•

An understanding of internal controls and procedures for financial reporting.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2006, and to the date of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended December 31,
Services:	2006 (Cdn$)	2005 (Cdn$)
Audit fees	$ 40,000	$ 25,000
Audit-related fee	3,332	40,000
Tax fees	6,500	10,450
All other fees	165	--
Total fees	$ 49,997	$ 75,450

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

During the year ended December 31, 2006, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 13 to the consolidated financial statements.

The following statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Financial Statements:

(i)

Auditors’ Reports on the consolidated balance sheets as at December 31, 2006 and 2005, and the consolidated statements of operations and deficit and changes in cash flows for each of the three years ended December 31, 2006, 2005 and 2004;

(ii)

Consolidated balance sheets as at December 31, 2006 and 2005;

(iii)

Consolidated statements of operations and deficit and statement of shareholder’s equity for each of the three years ended December 31, 2006, 2005 and 2004;

(iv)

Consolidated statements of changes in cash flows for the periods referred to in (iii) above;

(v)

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year.

Exhibit Number	Description

1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust
4.3*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman

4.4	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther)
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of subsidiaries
11.1*	Code of Ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
99.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited
99.2

Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05)

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.

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

EMGOLD MINING CORPORATION

Per:

/s/ William J. Witte

William J. Witte, President and Chief Executive Officer

DATED:

June 26, 2007

Independent Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2006. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 27, 2007

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 27, 2007 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the financial statements.

“PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 27, 2007

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2006	December 31, 2005

Assets

Current assets
Cash and cash equivalents	$ 2,504,377	$ 688,369
Short-term investments	--	2,735,570
Accounts receivable	14,646	40,240
Due from related party (Note 7)	235,410	131,224
Prepaid expenses and deposits	170,589	142,300
	2,925,022	3,737,703

Other	7,007	7,019
Equipment (Note 3)	421,949	523,090
Mineral property interests (Note 3)	910,672	859,531

	$ 4,264,650	$ 5,127,343

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 249,873	$ 427,870
Due to related parties (Note 7)	195,483	173,273
Capital lease obligation (Note 4)	5,365	--
	450,721	601,143
Capital lease obligation (Note 4)	31,504	--
Convertible preference shares (Note 5(b))	626,724	613,871
	1,108,949	1,215,014

Shareholders’ equity
Share capital	33,062,945	29,874,576
Equity component of convertible preference shares (Note 5(b))	90,902	90,902
Warrants	1,085,434	--
Cumulative translation adjustment	(577,456)	(577,456)
Contributed surplus	2,412,930	2,319,034
Deficit	(32,919,054)	(27,794,727)
	3,155,701	3,912,329

	$ 4,264,650	$ 5,127,343

Nature of operations and going concern (Note 1)

Commitments (Notes 3, 4, 5 and 9)

Subsequent events (Notes 3 and 5)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“William J. Witte”

Robin A. W. Elliott

William J. Witte

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2006	2005	2004

Expenses
Amortization	$ 88,291	$ 61,400	$ 21,936
Ceramext™ research costs (Note 14)	1,590,754	1,769,659	998,631
Exploration costs (Note 15)	1,796,199	1,668,224	2,876,046
Legal, accounting and audit	115,352	114,557	183,335
Management and consulting fees (Note 7)	60,827	31,582	30,579
Office and administration	451,710	448,357	283,581
Other consulting fees	30,089	68,600	--
Salaries and benefits	573,250	558,717	310,850
Shareholder communications	192,248	288,216	284,246
Stock-based compensation	65,526	143,979	263,318
Travel	126,360	131,770	55,569
	5,090,606	5,285,061	5,308,091
Other expenses and (income)
Foreign exchange loss	15,771	8,148	139,455
Finance and restructuring expenses	48,614	44,966	41,790
Accretion of debt component of preference shares (Note 5(b))	14,469	16,448	17,659
Interest income	(45,133)	(109,458)	(60,366)

Loss for the year	5,124,327	5,245,165	5,446,629

Deficit, beginning of year	27,794,727	22,549,562	17,102,933

Deficit, end of year	$ 32,919,054	$ 27,794,727	$ 22,549,562

Loss per share – basic and diluted	$0.08	$0.09	$0.12

Weighted average number of common shares outstanding	67,199,081	57,782,811	46,794,835

Total common shares outstanding, end of year	83,759,406	65,538,099	47,158,099

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2006, 2005 and 2004

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Cumulative Translation Adjustment	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2003	43,455,880	$ 21,312,846	$ 90,902	$ --	$ 1,654,998	$ (577,456)	$ (17,102,933)	$ 5,378,357
Shares issued for cash:
Warrants exercised	2,935,219	1,236,089	--	--	--	--	--	1,236,089
Stock options exercised	517,000	59,731	--	--	--	--	--	59,731
Shares issued for other:
Ceramext™ licence agreement	200,000	182,108	--	--	--	--	--	182,108
Stewart Property payment at Cdn$0.76	50,000	28,903	--	--	--	--	--	28,903
Stock-based compensation	--	--	--	--	473,710	--	--	473,710
Loss for the year	--	--	--	--	--	--	(5,446,629)	(5,446,629)
Balance, December 31, 2004	47,158,099	22,819,677	90,902	--	2,128,708	(577,456)	(22,549,562)	1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	--	4,433
Stock-based compensation	--	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	--	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	(13,566)	--	--	37,063
Shares issued for other than cash
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	107,462	--	--	107,462
Loss for the year	--	--	--	--	--	--	(5,124,327)	(5,124,327)
Balance, December 31, 2006	83,759,406	$ 33,062,945	$ 90,902	$ 1,085,434	$ 2,412,930	$ (577,456)	$ (32,919,054)	$ 3,155,701

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2006	2005	2004

Cash provided by (used for):
Operations:
Loss for the year	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Items not involving cash
Amortization	158,181	260,315	194,255
Stock-based compensation	107,462	190,326	473,710
Accretion of debt component of preference shares	14,469	16,448	17,659
Effect of currency translation	(1,604)	19,274	42,453
Changes in non-cash operating working capital
Accounts receivable	25,594	33,839	(52,561)
Due to/from related parties	(81,976)	154,489	(188,918)
Prepaid expenses and deposits	(28,289)	(99,542)	(15,086)
Accounts payable and accrued liabilities	(192,798)	86,163	246,730
	(5,123,288)	(4,583,853)	(4,728,387)
Investing activities:
Mineral property acquisition costs	(35,885)	(61,575)	(628,566)
Short-term investments	2,735,570	(1,899,946)	4,517,844
Proceeds on disposition of prototype equipment	31,400	--	--
Equipment additions	(46,340)	(290,526)	(472,659)
	2,684,745	(2,252,047)	3,416,619
Financing activities:
Common shares and warrants issued for cash	4,256,515	7,054,899	1,295,820
Capital lease payments	(1,964)	--	--
	4,254,551	7,054,899	1,295,820

Increase (decrease) in cash and cash equivalents during the year	1,816,008	218,999	(15,948)
Cash and cash equivalents, beginning of year	688,369	469,370	485,318

Cash and cash equivalents, end of year	$ 2,504,377	$ 688,369	$ 469,370

Supplemental cash flow information (Note 10)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

1.

Nature of operations and going concern

The accompanying financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

Emgold Mining Corporation (the “Company”) incurred a loss of $5,124,327 for the year ended December 31, 2006, and had net current assets of $2,474,301 and an accumulated deficit of $32,919,054 at December 31, 2006.  Operations for the year ended December 31, 2006, have been funded primarily from the issuance of capital stock, and redemptions of short-term investments.

The current financial position and past results of operations indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company is also developing and commercializing innovative technology for the production of high value products from minerals and waste products.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or research of innovative technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and innovative technology, and on future profitable production or proceeds from the disposition of the mineral property interests or new technology.

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

2.

Significant accounting policies

(a)

Basis of presentation

The consolidated accounts have been prepared using accounting principles generally accepted in Canada and include the accounts of the Company and its direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in Note 13, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

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

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing investments with maturities of 90 days or less from the original date of acquisition.

Interest from cash and cash equivalents is recorded on an accrual basis.

(d)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(e)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

Mineral property acquisition costs include cash costs and the fair value of common shares, based on the trading price of the shares, issued for mineral property interests pursuant to the terms of the related property agreement.  Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded as mineral property costs upon payment.

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

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

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

(j)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal value of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(k)

Income taxes

Future income taxes are calculated using the liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(l)

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

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

2.

Significant accounting policies (continued)

(m)

Loss per common share

The Company follows the “treasury stock” method in the calculation of diluted earnings per share.  The treasury stock method is a method of recognizing the use of proceeds that could be obtained upon exercise of options and warrants in computing diluted earnings per share. It assumes that any proceeds would be used to purchase common shares at the average market price during the period.  Since the Company has losses, the exercise of outstanding options, warrants and potential conversion of preference shares has not been included in the calculation as increasing the number of shares outstanding would be anti-dilutive.

(n)

Stock-based compensation

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

3.

Property, plant and equipment

(a)

Equipment

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 248,980	$ 97,044	$ 151,936
Office furniture and equipment	65,857	26,796	39,061
Research equipment	173,464	49,706	123,758
Computer hardware and software	119,721	81,690	38,031
Leasehold improvements	126,798	92,585	34,213
Vehicle – held under capital lease	38,833	3,883	34,950
Total	$ 773,653	$ 351,704	$ 421,949

December 31, 2005	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 269,315	$ 53,355	$ 215,960
Office furniture and equipment	56,599	14,237	42,362
Research equipment	158,298	15,636	142,662
Computer hardware and software	97,333	51,706	45,627
Leasehold improvements	126,798	50,319	76,479
Total	$ 708,343	$ 185,253	$ 523,090

Research equipment is being used for research and development of the Ceramext™ Process.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

(a)

Equipment (continued)

Ceramext™ Process

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 ($20,000 paid); and $40,000 per quarter thereafter.

(b)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2006	December 31, 2005
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,726	94,735
Jazz Property, British Columbia	31,828	21,828
Stewart Property, British Columbia	161,932	146,782
	$ 910,672	$ 859,531

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly on February, May, August and November 1st commencing May 1, 2004 and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

3.

Property, plant and equipment (continued)

Idaho-Maryland Property, California (continued)

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2006 was $4,896,000, and is increased by 3% each lease-year.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in southeastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% net smelter returns royalty (“NSR”).  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($30,000 paid to date) to the optionor over a ten-year period.  In exchange for the above cash payments, the Company will have the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement, which was completed.  The Company will have the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$120,000 (Cdn$80,000 paid to date) and issuing 260,000 common shares (issued).  One additional cash payment of $40,000 is remaining, due in August 2007, whereupon the Company will be vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

4.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2006, future minimum lease payments under capital leases are $46,667, including $9,798 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2007	$ 8,358
2008	8,358
2009	8,358
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	46,667
Less interest	(9,798)
Capital lease obligation	36,869
Less: current portion	(5,365)
Non-current portion	$ 31,504

5.

Share capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preference shares without par value

(a)

Common shares, issued and fully paid

See Consolidated Statements of Shareholders’ Equity.

During the year ended December 31, 2006, the Company:

1.

completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721.  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

5.

Share capital (continued)

(a)

Common shares, issued and fully paid (continued)

2.

completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

3.

completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440.  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23.

(b)

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2006 and 2005	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2006	December 31, 2005
Balance, beginning of year	$ 613,871	$ 577,529
Accretion	14,469	16,448
Foreign exchange loss (gain) on debt	(1,616)	19,894
	12,853	36,342
Balance, end of year	$ 626,724	$ 613,871

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

5.

Share capital (continued)

(b)

Preference shares, issued (continued)

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$0.20 per share, but are redeemable by the holder only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2006, $194,148 (December 31, 2005 - $147,018) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

(c)

Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2006.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2004, 2005, and 2006:

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

5.

Share capital (continued)

(c)

Stock options (continued)

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2003	4,376,000	$0.73
Exercised	(517,000)	$0.15
Granted	2,280,000	$0.91
Cancelled, forfeited and expired	(25,000)	$1.00
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance, December 31, 2005	6,304,000	$0.82
Exercised	(153,000)	$0.27
Cancelled	(45,000)	$0.95
Granted	820,000	$0.29
Balance, December 31, 2006	6,926,000	$0.77

The following table summarizes information about the stock options outstanding at December 31, 2006:

Exercise Price	Number Outstanding and Exercisable at December 31, 2006	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	2.40 years
Cdn$0.30	145,000	0.30 years
Cdn$0.10	441,000	4.78 years
Cdn$0.60	150,000	6.64 years
Cdn$1.00	2,930,000	6.92 years
Cdn$0.90	2,110,000	7.53 years
Cdn$0.36	160,000	3.49 years
Cdn$0.29	820,000	4.90 years
		6.40 years

For the year ended December 31, 2006, the Company incurred stock-based compensation expense of $107,462 (2005 - $190,326; 2004 - $473,710).  A portion of the expense is included in Note 14 - Ceramext™ Research Costs (and in Note 15 - Exploration Expenses..

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Years ended December 31,
	2006	2005	2004
Risk free interest rate	3.84%	3.10%	2.43% -2.53%
Expected life (years)	3	3	3
Expected volatility	75%	67% - 88%	128% - 130%
Weighted average fair value per option grant	$0.13	$0.17 - $0.82	$0.83 - $0.93

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

5.

Share capital (continued)

(c)  Stock options (continued)

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

Subsequent to December 31, 2006, 170,000 stock options exercisable at Cdn$0.90, 13,000 options exercisable at Cdn$0.10, 20,000 options exercisable at Cdn$0.30 and 250,000 stock options exercisable at Cdn$1.00 were cancelled, pursuant to the terms of the stock option plan for employees, directors and consultants no longer associated with the Company.

(d)

Warrants

As at December 31, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
37,099,823	Weighted Average Exercise Price: Cdn$0.56

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

6.

Income and resource taxes

The recovery of income taxes shown in the Consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

	Years ended December 31,
	2006	2005	2004
Statutory tax rate	34.12%	34.87%	35.62%
Loss for the year	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Expected tax (recovery)	(1,748,420)	(1,828,989)	(1,940,089)
Non-deductible amounts	(157,960)	197,013	1,418,596
Effect of change in rates on FITA	437,429	--	--
Differences in foreign tax rates	(384,690)	(205,346)	5,250
Change in valuation allowance	1,501,984	1,837,322	516,243
Expiry of tax losses and other	351,657	--	--
	$ --	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2006	December 31, 2005
Future income tax assets
Operating and capital losses carried forward	$ 5,146,490	$ 4,888,351
Mineral property interests and research costs representing excess of tax basis over carrying value	7,541,634	6,563,126
Share issuance costs	265,337	--
	12,953,461	11,451,477
Valuation allowance for future tax assets	(12,953,461)	(11,451,477)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of $96,185 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of $4,885,172 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $8,876,511 that may be available for United States tax purposes. The US tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership. The losses expire as follows:

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

6.

Income and resource taxes (continued)

Expiry date	US Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,168,581
2026	1,518,312
$ 8,876,511
Expiry date	Canadian Tax
2007	204,723
2008	105,317
2009	179,594
2010	724,912
2014	839,228
2015	1,475,130
2026	1,356,268
$ 4,885,172

7.

Related party transactions and balances

Balances receivable from (e):	December 31, 2006	December 31, 2005
LMC Management Services Ltd.	$ 235,410	$ 131,224
Balances payable to (e):
Directors, officers and employees	$ 195,483	$ 173,273

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2006, $827,056 (2005 - $649,271; 2004 - $539,130) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement

(b)

Legal fees of $Nil (2005 - $34,625; 2004 - $32,268) were paid to a law firm of which a director, Sargent H. Berner, was an associate to April 1, 2006.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

7.

Related party transactions and balances (continued)

(c)

Consulting fees of Cdn$38,000 (2005 – Cdn$7,500; 2004 – Nil) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(d)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining Corporation are the holders of preference shares, which are fully described in Note 5 (b).

(e)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 5 (b).  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

8.

Financial instruments

(a)

Current assets and liabilities

The Company’s current financial instruments comprise cash and cash equivalents, accounts receivable, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations.  Financial assets and liabilities are recorded at cost.  The fair value of these financial instruments approximates their carrying value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.  Included in the accounts payable balance are dividends payable on preference shares.  Given the uncertainty of the timing of this payment, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations.  The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares.  As a result of these indirect influences, the fair value of the components of the preference shares cannot be practicably determined.  The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 5 (b)).

9.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are currently $20,138, and increase to $21,928 on April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2007, will be $3.05 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

See notes 3 (a), 3 (b), 4 and 5 (b) for further commitments.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

10.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2006	2005	2004
Financing and investing activities
Shares issued for finance fee	$ 214,123	$ --	$ --
Agent’s warrants	$ 67,910
Shares issued for Stewart Property payment	$ 15,256	$ --	$ 28,903
Shares issued for Ceramext™ technology	$ --	$ --	$ 182,108

11.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research of the Ceramext™ technology.  In late 2006, the expenditures on the Ceramext™ technology have been reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2006	$ 2,795,513	$ 1,138,324	$ 330,813	$ 4,264,650
December 31, 2005	$ 3,366,951	$ 1,197,739	$ 562,653	$ 5,127,343

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2006	$ 1,173,425	$ 2,044,955	$ 1,905,947	$ 5,124,327
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165
Year ended December 31, 2004	$ 1,130,313	$ 3,088,424	$ 1,227,892	$ 5,446,629

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2006	$ 3,116,910	$ 1,147,740	$ 4,264,650
December 31, 2005	$ 3,643,225	$ 1,484,118	$ 5,127,343

Loss	Canada	United States	Total
Year ended December 31, 2006	$ 1,178,791	$ 3,945,536	$ 5,124,327
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165
Year ended December 31, 2004	$ 1,387,741	$ 4,058,888	$ 5,446,629

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

12.

Comparative figures

Certain comparative figures have been reclassified to conform to the current year’s presentation.

13.

Differences in generally accepted accounting principles between Canada and the United States

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2006	2005	2004
Loss under Canadian GAAP	$ (5,124,327)	$ (5,245,165)	$ (5,446,629)
Accretion of debt component of preference shares (a)	14,469	16,448	17,659
Foreign exchange on debt component of preference shares (a)	(1,616)	19,894	42,453
Ceramext™ process	--	141,054	(141,054)
Loss and comprehensive loss under U.S. GAAP	$ (5,111,474)	$ (5,067,769)	$ (5,527,571)
Weighted average number of shares under U.S. GAAP	67,199,081	57,782,811	46,794,835
Loss per share under US GAAP – basic and diluted	$ (0.08)	$ (0.09)	$ (0.12)

Consolidated Balance Sheets

	December 31, 2006
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash	$ 2,504,377	$ (729,741)	$ 1,774,636
Restricted cash	--	729,741	729,741
Other current assets	420,645	--	420,645
Equipment, mineral property interests and other non-current assets	1,339,628	--	1,339,628
Total assets	$ 4,264,650	$ --	$ 4,264,650

Liabilities
Total current liabilities	$ 450,721	$ --	$ 450,721
Premium on flow-through shares (b)	--	136,499	136,499
Capital lease obligation	31,504	--	31,504
Convertible preference shares (a)	626,724	(626,724)	--
Total liabilities	1,108,949	(490,225)	618,724

Shareholders’ equity (a)	3,155,701	490,225	3,645,926
Total liabilities and shareholders’ equity	$ 4,264,650	$ --	$ 4,264,650

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Consolidated Balance Sheets (continued)

	December 31, 2005
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash	$ 688,369	$ --	$ 688,369
Other current assets	3,049,334	--	3,049,334
Equipment, mineral property interests and other non-current assets	1,389,640	--	1,389,640
Total assets	$ 5,127,343	$ --	$ 5,127,343

Liabilities
Total current liabilities (b)	$ 601,143	$ --	$ 601,143
Convertible preference shares (a)	613,871	(613,871)	--
Total liabilities	1,215,014	(613,871)	601,143

Shareholders’ equity (a, b))	3,912,329	613,871	4,526,200
Total liabilities and shareholders’ equity	$ 5,127,343	$ --	$ 5,127,343

Consolidated Statements of Cash Flows

	Years ended December 31,
	2006	2005	2004
Operating activities
Operating activities under Canadian GAAP	$ (5,123,288)	$ (4,583,853)	$ (4,728,387)
Ceramext™ process	--	--	(100,000)
Operating activities under U.S. GAAP	(5,123,288)	(4,583,853)	(4,828,387)

Investing activities
Investing activities under Canadian GAAP	2,684,745	(2,252,947)	3,414,619
Restricted cash	(729,741)	--	--
Ceramext™ process	--	--	100,000
Investing activities under U.S. GAAP	$ 1,955,004	$ (2,252,947)	$ 3,514,619

Differences between Canadian and U.S. GAAP, as they may affect the Company’s financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur.  The foreign currency gain or loss related to the debt portion of the preference shares recognized under Canadian GAAP is recorded as an adjustment to income under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(b)

Flow-through shares

As described in note 2(j) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 flow-through common shares at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

(c)

Impact of recent applicable United States accounting pronouncements

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.  This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

The Company is awaiting the results of the FASB’s project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives.  Accordingly, the issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the FASB project the Company will assess the impact this may have on the consolidated financial statements for U.S. GAAP and record an adjustment in accordance with the guidance provided in the FASB’s project

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

(d)

Impact of recent applicable United States accounting pronouncements (continued)

Share-based payments

On January 1, 2006, the Company adopted FASB Statement No. 123(R), Share-Based Payment (“FAS 123R”).  Previously, the Company accounted for stock-based compensation using the fair value method under the provisions of FASB Statement No. 123 Accounting for Stock-Based Compensation.  As the Company had previously applied the fair value method of accounting for stock-based compensation, the adoption of FAS 123R did not have a significant impact on the Company’s consolidated financial statements.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 is effective for the Company on January 1, 2007.  The Company does not believe that FIN 48 will impact its consolidated financial statements for U.S. GAAP.

(e)

Recently issued accounting pronouncements in Canada

Comprehensive income.

 CICA Handbook Section 1530 - Comprehensive Income and Section 3251 – Equity apply to interim financial periods beginning on or after October 1, 2006.  Comprehensive income is the change in the net assets of an enterprise during a period and resulting from transactions and other events and circumstances from non-owner sources.  It includes items that would normally not be included in earnings such as unrealized gains and losses on financial assets classified as available for sale, unrealized foreign currency translation amounts, net of any hedging and changes in fair value of the effective portion of cash flow hedging instruments.  (See Financial Instruments – Recognition and Measurement).

Financial Instruments – Recognition and Measurement.

 In April 2005, the Accounting Standards Board issued CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, along with two companion standards, Section 1530, Comprehensive Income, and Section 3865, Hedges.

Under this new standard, all financial instruments will be classified as one of the following: held to maturity investments, loans and receivables, held for trading and available for sale.  Financials assets and liabilities held for trading will be measured at fair value with gains and losses recognized in net income.  Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, will be measured at amortized cost.  Available for sale instruments will be measured at fair value with unrealized gains and losses recognized in other comprehensive income.  The standard also permits the designation of any financial instrument as held for trading upon initial recognition.   The Company is still determining the full impact of these standards on its consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

13.

Differences in generally accepted accounting principles between Canada and the United States (continued)

Hedges.

This new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed for each of the permitted hedging strategies; fair-value hedges and cash-flow hedges.  The Company’s foreign operations are not self-sustaining.  As at December 31, 2006, the adoption of this Section is not expected to have a material impact on the financial statements.

14.

Ceramext™ research costs

	Years ended December 31,
	2006	2005	2004
Ceramext™ Research Costs
Prototypes materials for research	$ 131,955	$ 104,374	$ 173,246
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	40,000	156,060	141,054
Consulting fees	44,781	24,784	281,506
Consumable materials	35,473	51,026	40,349
Engineering costs	1,017,919	812,923	142,800
Marketing and commercialization	27,442	351,000	--
Sample preparation	83,283	70,190	27,882
Site costs	165,692	160,393	100,860
Stock-based compensation	11,139	28,489	68,440
Transportation	33,070	10,420	22,494
Incurred during the year	$ 1,590,754	$ 1,769,659	$ 998,631

EMGOLD MINING CORPORATION

(an exploration state company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2006, 2005 and 2004

(Expressed in United States dollars)

15.

Exploration costs

	Years ended December 31,
	2006	2005	2004
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 1,352	$ 5,875	$ 70,016
Drilling	--	--	909,625
Geological and geochemical	778,354	762,140	658,920
Land lease and taxes	147,631	130,736	105,907
Mine planning	565,546	459,984	488,817
Site activities	255,427	213,756	369,541
Stock-based compensation	30,797	17,858	126,742
Transportation	13,042	14,551	44,106
Incurred during the year	1,792,149	1,604,900	2,773,674

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	--	--	3,789
Geological and geochemical	126	1,625	(21,929)
ite activities	55	155	295
Stock-based compensation	--	--	7,605
Transportation	--	--	1,460
Incurred during the year	181	1,780	(8,780)

Stewart Property, British Columbia
Exploration costs
Assays and analysis	--	6,425	--
Drilling	--	59,198	--
Geological and geochemical	3,549	3,430	18,985
Site activities	101	5,409	312
Stock-based compensation	--	--	7,605
Transportation	--	1,061	2,374
Assistance and recoveries	--	(4,273)	--
Incurred during the year	3,650	71,250	29,276

Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	--	6,437
Drilling	--	--	58,786
Geological and geochemical	204	1,862	13,176
Site activities	15	--	--
Transportation	--	--	3,477
Assistance and recoveries	--	(11,568)	--
Incurred during the year	219	(9,706)	81,876

Total Exploration Expenses	$ 1,796,199	$ 1,668,224	$ 2,876,046

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year.

Exhibit Number	Description

1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust
4.3*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman
4.4	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther)
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of subsidiaries
11.1	Code of Ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
99.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited
99.2

Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05)

*These exhibits have been filed with the Company’s registration statement on Form 20-F and are incorporated by reference.