Form 20-F
period 2007-12-31
EMGOLD MINING CORP
filed 2008-06-27
CIK 1199392

June 26, 2008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2007

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

156,489,642

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

Large Accelerated Filer ☐

Accelerated Filer ☐

Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing

U.S. GAAP

☐

International Financial Reporting Standards
as issued by the International Accounting
Standard Board

☐

Other

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

NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressly or implied by such forward-looking statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in respect of actual results, performance or achievements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

Conversion of metric units into imperial equivalents is as follows:

Metric units	Multiply by	Imperial units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

CAUTIONARY NOTE TO U.S. INVESTORS

This Annual Report uses the terms "measured resources" and "indicated resources."  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.

This Annual Report may use the terms “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, it is not recognized by the U.S. Securities and Exchange Commission.  “Inferred resources” have a significant amount of uncertainty as to their existence, and uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

Proven Reserves: Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling of the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well established.

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

TABLE OF CONTENTS

Part I

Page

Item 1

Identity of Directors, Senior Management and Advisors

   7

Item 2

Offer Statistics and Expected Timetable

   7

Item 3

Key Information

   7

Item 4

Information on the Company

   18

Item 4a

Unresolved Staff Comments

   34

Item 5

Operating and Financial Review and Prospects

   34

Item 6

Directors, Senior Management and Employees

   48

Item 7

Major Shareholders and Related Party Transactions

   58

Item 8

Financial Information

   60

Item 9

The Offer and Listing

   61

Item 10

Additional Information

   62

Item 11

Quantitative and Qualitative Disclosures About Market Risk

   71

Item 12

Description of Securities Other than Equity Securities

   72

Part II

Item 13

Defaults, Dividend Arrearages and Delinquencies

   72

Item 14

Material Modifications to the Rights of Security Holders and Use of Proceeds

   73

Item 15

Controls and Procedures

   73

Item 16(A)

Audit Committee and Financial Experts

   73

Item 16(B)

Code of Ethics

   74

Item 16(C)

Principal Accountant Fees and Services

   75

Item 16(D)

Exemption from the Listing Standards for Audit Committees

   75

Item 16(E)

Purchases of Equity Securities by the Issuer of Affiliated Purchasers

   75

Part III

Item 17

Financial Statements

   75

Item 18

Financial Statement

   75

Item 19

Exhibits

   76

SIGNATURES

PART 1

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

(a)

Directors and Senior Management

This form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(b)

Advisors

This form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

(c)

Auditor

This form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

This form 20-F is being filed as an annual report under the Securities Exchange Act of 1934, as amended and as such, there is no requirement to provide any information under this item.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2007, 2006, and 2005 was derived from the Company’s consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table constitutes selected financial data for Emgold, which has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), the application of which differs in certain material respects from United States GAAP (“US GAAP”).  Differences affecting the consolidated financial statements of the Company are outlined in Note 14 to the consolidated financial statements.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) for further details, including Note 14 that reconciles Cdn GAAP to US GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Consolidated Balance Sheet Data	2007	2006	2005	2004	2003
Cdn GAAP
Total assets	$ 6,506,695	$ 4,264,650	$ 5,127,343	$ 2,948,747	$ 6,088,824
Total liabilities	1,494,421	1,108,949	1,215,014	1,036,478	710,467
Contributed surplus	2,972,267	2,412,930	2,319,034	2,128,708	1,654,998
Accumulated other comprehensive income	(577,456)	(577,456)	(577,456)	(577,456)	(577,456)
Share capital	38,322,784	33,153,847	29,965,478	22,910,579	21,403,748
Warrants	3,049,862	1,085,434	--	--	--
Deficit	(38,755,183)	(32,919,054)	(27,794,727)	(22,549,562)	(17,102,933)
US GAAP
Total assets	6,506,695	4,264,650	5,127,343	2,807,693	6,088,824
Total liabilities	743,797	618,724	601,143	458,949	193,050
Share capital	38,877,347	33,486,676	30,434,806	23,379,907	21,873,076
Contributed surplus	2,972,267	2,412,930	2,319,034	2,128,708	1,654,998
Warrants	3,049,862	1,085,434	--	--	--
Accumulated other Comprehensive income	(577,456)	(577,456)	(577,456)	(577,456)	(577,456)
Deficit	(38,559,122)	$(32,761,658)	$(27,650,184)	$(22,582,415)	$(17,054,844)

Selected Consolidated Balance Sheet Data

Cdn GAAP
Equipment and mineral property interests	$ 1,217,013	$ 1,332,621	$ 1,382,621	$ 1,149,781	$ 172,854
Ceramext process	--	--	--	141,054	--
Shareholders’ equity	5,012,274	3,155,701	3,912,329	1,912,269	5,378,357
US GAAP
Equipment and mineral property interests	1,217,013	1,332,621	1,382,621	1,149,781	172,854
Shareholders’ equity	5,762,898	3,645,926	4,526,200	2,348,744	5,287,455
Number of outstanding common shares	156,489,642	83,759,406	65,538,099	47,158,099	43,455,880

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Consolidated Statement of Operations Data – (Cdn GAAP)	2007	2006	2005	2004	2003
Investment and other income (recoveries)	$ 308,044	$ 45,133	$ 109,458	$ 60,366	$ 50,788
General and administrative expenses	2,326,891	1,782,507	1,916,740	1,632,318	2,086,089
Mineral property write-downs	--	--	--	--	--
Exploration expenses	3,188,134	1,796,199	1,668,224	2,876,046	1,101,225
Ceramext research costs	629,148	1,590,754	1,769,659	998,631	24,054
Loss according to financial statements (Cdn GAAP)	(5,836,129)	(5,124,327)	(5,245,165)	(5,446,629)	(3,160,580)
Loss per share (Cdn GAAP)	(0.06)	(0.08)	(0.09)	(0.12)	(0.11)
Loss according to financial statements (US GAAP)	(5,745,765)	(5,111,474)	(5,067,769)	(5,527,571)	(3,112,491)
Loss per share (US GAAP)	(0.06)	(0.08)	(0.09)	(0.12)	(0.11)

 In this Annual Report on Form 20-F, unless otherwise specified, all dollar amounts are expressed in United States Dollars. The table below sets forth the exchange rates versus the Canadian Dollar at the end of the five most recent fiscal years ended December 31, the average rates for the period and the range of high and low rates for the period. The data for each of the last six months is also disclosed.

For the purposes of this table, the rate of exchange means the noon Bank of Canada rate in foreign currencies The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

U.S. Dollar/Canadian Dollar Foreign Exchange Rates

Average

High

Low

Close

April 2008 —

1.0270

1.0025

1.0095

March 2008 —

1.0279

0.9798

1.0279

February 2008 —

1.0190

0.9719

0.9798

January 2008 —

1.0324

0.9905

1.0022

December 2007 —

1.0217

0.9785

 0.9881

November 2007 —

1.0008

0.9170

 1.0008

Fiscal Years Ended:

December 31, 2007

1.0751

0.9881

December 31, 2006

1.1342

 —

—

1.1653

December 31, 2005

1.2116

 —

—

1.1659

December 31, 2004

1.3015

 —

—

1.2036

December 31, 2003

1.4022

 —

—

1.2924

B.

Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

Financial Risk Factors

Emgold currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or operating cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold has no source of revenue other than interest income and future income tax recoveries.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the foreseeable future.  All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2007, Emgold had working capital of $4,563,485 compared to working capital of $2,474,301 at December 31, 2006.  Working capital is defined as current assets less current liabilities.

Emgold may not be able to find equity investment to further fund Golden Bear Ceramics to commercialize the Ceramext® technology for application at the Idaho-Maryland Mine Project, Emgold’s most significant asset.  The Company is in the process of converting its wholly-owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), into an independent operating entity.  The Company has decided to finance the commercialization of Golden Bear and the Ceramext® technology separately from Emgold to allow Golden Bear to pursue opportunities for growth on a global basis and construct a series of production plants.  Accordingly, the Company has focused expenditures on Ceramext® to maintaining and completing U.S. and international patents, permitting activities, financing activities, and maintaining the Ceramext® license agreement until separation from Emgold is completed and Golden Bear is independently financed.  The Company is focussed on completing the permitting for the I-M Project, which as presently planned includes a 1,200 ton per day stone and ceramics manufacturing facility which may be the first commercial plant to be constructed by Golden Bear.  The Company’s budget for fiscal 2008 and 2009 encompasses these risks, but there is no guarantee that the planned activities will be successful.  If the Company is unable to obtain equity or some other form of financing to continue the commercializatoin of the Ceramext® technology, its successful application to the Idaho Maryland Mining Project (“I-M Project”) may be at risk.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place the I-M Project into commercial production.  To date, the only sources of funds that have been available to the Company are from the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently do not have sufficient financial resources to undertake all of the Company’s plans as outlined in previous periods, and require additional financing to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development.  In spite of the current value of gold, the market conditions in the junior mining and exploration sector is very depressed and therefore it is very difficult raising additional capital.  We have been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or financings with favourable terms.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for private placement financing that will carry the Company through the next year of operations.  The financing if completed would result in dilution of the Company’s shares.  Funds from any private placements will be used primarily for permitting at the I-M Project.  Separate financing paths are being pursued for Golden Bear and the commercialization of the Ceramext® process.  Golden Bear will not be able to conduct further research and development or prepare marketing and feasibility studies until it has independently raised sufficient financing for that purpose.  Golden Bear is planning on completing a detailed feasibility study and basic engineering by utilizing independent consultants to design the first commercial plant.  This external study will be used by Golden Bear to finance the development and possible commercialization of the Ceramext® process.

Changes in the market prices of gold, which have fluctuated widely, will affect our operations and can impact the economic viability of the mineral properties.  Emgold has no history of mining or current source of revenue.  The Company is exploring for gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to the volatility of gold prices, and also to the success or failure of the Company’s exploration programs. The market price of gold may not remain at current levels. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels.

The prices of common shares of gold exploration companies are indirectly tied to gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 1996 are shown below, demonstrating the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
1998	294.24	313.15	273.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008 (to April 30)	920.87	1,011.25	846.75

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the I-M Project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), has submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facility to continue with the underground exploration of the Idaho-Maryland mine site.  The Company expects the CMUP to be received in late 2008 or early 2009.  The Company has a very proactive and successful community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through the permitting process.  Obtaining or reviewing governmental permits is a complex and time consuming process. The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control.  Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits as well as the affects of inflation and the availability of mining specific goods and services.

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

The Company seeks to reopen the historical I-M Project, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold resources therein,

•

Processing the associated siliceous waste rock from the mine to produce stone and ceramic building materials via a proprietary process,

•

Producing aggregate materials for mine development as well as commercial sale, and

•

Operating and maintaining these facilities for the life of the project, to be determined upon completion of a positive feasibility study.

Readers are cautioned that the CMUP is required in order to dewater the existing mine workings at the I-M Project and to construct a decline to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into production.  The Company intends to mine and recover gold bearing ore as it is conducting its exploration program before a full gold production decision is made.

The Company has conducted geotechnical studies, pilot and demonstration work using the Ceramext® technology to complete a feasibility study to determine the economic viability of producing high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations.  The work is designed for a 2,400 Short Tons per Day (“STPD”) plant for gold recovery and a 1,200 STPD manufacturing plant for ceramics and could have a direct impact on the ability of the Company to obtain the CMUP.

The current plan for the I-M Project will entail the staged exploration and development of up to a 2,400 STPD underground gold mine, mill, as well as a 1,200 STPD manufacturing plant for stone and ceramic tiles and other potential building materials.  It is planned to use development rock initially as site construction fill and to sell any excess development rock as aggregate into local and regional construction markets.  If and when the Ceramext® process is sufficiently advanced and Golden Bear is funded, a stone and ceramics manufacturing plant will be designed and constructed to process development rock and gold mine tailings to produce high quality stone and ceramic building materials.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Applications for the CMUP.  Once the applications were accepted as complete, the City of Grass Valley (“the City”) initiated the preparation of a MEA as a precursor to a California Environmental Quality Act (“CEQA”) review of the project applications as proposed.  CEQA topics that may be issues (as described below) are addressed in appendices to the Formal Applications.  Some of the issues addressed in the CEQA review are associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures which are being addressed in environmental evaluations for the I-M Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources are being addressed in an environmental evaluation.  The Company and its consultants believe that the environmental aspects of the I-M Project of greatest interest to the City and County of Nevada (“County”) may include:

•

Land Use Issues - General Plan Amendments, Zoning Amendments, LAFCo for annexation of county land into the City, including reclamation planning;

•

Potential Impact on Traffic and Circulation in and around the I-M Project location (e.g., traffic flow, road design and capacity);

•

Potential Impact on Socioeconomic Characteristics (e.g., housing, schools, water, sewerage and storm water system capacity, emergency services);

•

Potential Impact on Biological and Cultural Resources (e.g., potential for impacts to special status species and wetlands);

•

Potential Impact on Water Quality (e.g. potential for impacts to Wolf creek and the South Fork of Wolf Creek where mine water will be discharged after going through water treatment facilities); and

•

Potential Impact on Wells in the Vicinity of the Mine (potential impact to local wells in the vicinity of the mine that may be affected by dewatering of the mine workings).

The I-M Project could have “growth inducing impacts” that may not have been addressed fully in the planning documents or formal applications.  The Company will need to further address those impacts associated with growth due to industrial development proximate to an urban center.  The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders.  Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving roadway intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

Other requirements of CEQA addressed in the context of the Formal application include:

•

Air Quality – Potential dust generation, non-point sources (machinery/ vehicles);

•

Geology - Potential for subsidence;

•

Hazardous Materials - use of and potential exposure to hazardous substances/materials,

•

Visual and Aesthetics - Construction of mine operations area (ore, transfer facilities), development of stockpiles, office buildings for employees;

•

Public Health - Use of explosives, effects of subsidence (if any), use of and potential exposure to hazardous substances/materials.

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required.  The Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site.  The Company is currently working with the California Regional Water Quality Control Board to remediate the location where two historic fuel tanks were removed by the previous owners of the land.    Costs for clean up and short and long term liabilities for cleanup of the site are being addressed with State and local agencies.  Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this property (currently under a lease option to purchase agreement) and discontinue the project.  However, information available at this time indicates that clean up of the site can be completed in a reasonable and economic fashion, and this clean up will be a benefit to the local community in the long term.

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

In June 2006, IMMC successfully completed Phase 1 of the three-phase process to permit the reopening of the I-M Project.  Phase 1 included the completion of the MEA as part of the CEQA.  Based on public input during the MEA process, advances in the Ceramext® technology used to make stone and ceramic tile products from the mine waste, plus advances in computer modelling of the historic Idaho-Maryland Mine geology and assay data, IMMC revised its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study (IS) and Notice of Preparation (NOP).  The major changes included a reduction in ceramic production capacity to reduce traffic impacts.  The ceramics building was redesigned in a longer configuration and relocated more centrally to the site to minimize the visual impact of the large building, accommodate other facilities on site, and improve site traffic flow.  A connector road between the Idaho-Maryland Road and East Bennett Street has been incorporated into the site plan to address traffic concerns along the Idaho-Maryland Road and East Bennett Street.  This is a connector road that fits into the City’s long term plans for traffic connectivity and will benefit the community.  The revised Formal Application was submitted to the City in May 2007 and accepted as complete by the City on January 8, 2008.  This was followed by Phase 3, the EIR process which is expected to be completed in late 2008 or early 2009.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company has estimated that no funds are required for reclamation at the I-M Project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program.  To date Emgold has been successful in obtaining all permits that it has applied for and believes it has a good working relationship with local regulators.  The Company and its employees have been engaged in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.

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

Other Risk Factors

Risks associated with the commercialization of the Ceramext® technology

Emgold’s management and consultants have identified possible areas of risk concerning the commercialization of the Ceramext® technology.  It will be necessary to address the remediation of these risks during the marketing and feasibility phases of the process and product development.  Risks that may apply to the commercialization of the technology include developing distribution networks, defining markets, and sales prices for the products. The capital and operating costs for a production plant need to be determined as part of the feasibility process.   The Ceramext® process requires relatively uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Ceramext® process has been demonstrated on a pilot plant scale basis.  Tile products have been manufactured from a wide variety of mineral wastes at elevated temperatures.  Stone materials of high strength and very low porosity have been produced.  The process production volume has not yet been scaled up; therefore, it has not yet production ready.  In addition, the larger sized process equipment needed for commercial exploitation has not been engineered or demonstrated, and it is presently not available since the process is new.  Patents in the U.S. and certain international patents have been applied for but have not yet been approved and there is risk that the some or all of the patents may not be approved.  Currently, the Company is reviewing methodologies to finance Golden Bear and commercialization of the Ceramext® process development and operations independently from Emgold.

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

Currency fluctuations between the United States dollar and the Canadian dollar may affect its financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2007, most of the funds of the Company were raised in Canadian dollars and were held primarily in Canadian dollars, and are therefore subject to currency fluctuation against the Canadian dollar.  The consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

We may not be able to insure certain risks which could negatively impact our operating results.  In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological and operating conditions including rock bursts, unusual or unexpected formations, formation pressures, cave-ins, land-slides, fires, explosions, flooding and earthquakes, power outages, labour disruptions, and the inability to obtain suitable or adequate machinery, equipment or labour may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

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

Emgold’s directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors and officers of Emgold serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Emgold.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors’ duties to Emgold and their duties to the other companies on whose boards they serve, the directors and officers of Emgold expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

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

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, appears to have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Emgold is a PFIC for any year during a U.S. taxpayer’s at least certain holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold’s net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

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

(iii)

The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(iv)

A monthly account statement showing the market value of each penny stock held in the customer’s account.

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

The market for the Company’s stock has been subject to volume and price volatility which could negatively affect a shareholder’s ability to buy or sell the Company’s shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry as well as factors unrelated to the Company or its industry.  In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company has experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold’s shares have ranged between approximately Cdn$0.11 and Cdn$0.99 in the last three calendar years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:  Emgold has stock options outstanding (13,623,000, at April 30, 2008), of which 9,468,000 are exercisable at prices ranging from Cdn$0.10 to Cdn$0.36 per share which will likely act as an upside damper on the trading range of Emgold’s shares.  The remaining 4,155,000 options are exercisable at prices of Cdn$0.90 to Cdn$1.00 per share, which is well outside the trading range of Emgold from January 1, 2008, to April 30, 2008, of Cdn$0.14 to Cdn$0.27 per share.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of April 30, 2008.  At April 30, 2008, there were 100,813,665 warrants exercisable at prices from $0.11 to Cdn$1.00.  During the year ended December 31, 2007, additional warrants exercisable at prices ranging from Cdn$0.11 to Cdn$0.15 were issued pursuant to financings completed during the year.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares.  Dilutive securities based on the trading range of Emgold’s common shares at April 30, 2008, including 82,073,842 warrants and underlying warrants, and the 9,468,000 shares above, represent approximately 58.3% of Emgold’s issued shares.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The legal and commercial name of the Company, which is the subject of this Form 20-F, is “Emgold Mining Corporation”.

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1

Telephone:  (604) 687-4622

Facsimile:  (604) 687-4212

E-Mail:  info@emgold.com

Website:  www.emgold.com

The contact persons in Vancouver are Sargent H. Berner, Co-Chief Executive Officer and Jeffrey Stuart, Manager, Investor Relations.

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

The Company is in the business of acquiring, exploring, and developing mineral properties.  For the past three completed financial years, and since 1993, the Company has been principally engaged in permitting and developing of the I-M Project located near the City of Grass Valley (the “City”) in Nevada County, California, U.S.A.  The Company originally acquired the rights to the I-M Project in August 1993.  Over the next five years, significant expenditures were made on the I-M Project.  An Environmental Impact Report was successfully completed to dewater and explore the Idaho-Maryland Mine and a National Pollution Discharge Elimination System Permit obtained.  However, in the late 1990’s, with a decreasing gold price, it became impossible to raise capital to continue with the exploration the I-M Project.  Gold prices continued to drop and the Company wrote-down the property for a nominal carrying value of $1 in 1999.  The lease option to purchase agreement on the I-M property and mineral rights was eventually dropped.  Permits to dewater the mine were cancelled or expired.

Emgold remained interested in the I-M Project and continued to pursue various financing alternatives.  In fiscal 2002, the Company renegotiated the terms and conditions of a lease option to purchase agreement with the owners of the I-M property and mineral rights.  Details of expenditures relating to the I-M Property and mineral rights are included in Item 4 under “Property, Plant and Equipment” and “Idaho-Maryland Project – History of the Property” Emgold created a 100 percent owned subsidiary company, the Idaho-Maryland Mining Corporation (a Nevada Corporation), to hold and develop the I-M Project.  Activities and expenditures related to the I-M Project are completed through this subsidiary.

In 2003, Emgold acquired rights to the Ceramext® technology and changed the name of a second 100 percent owned subsidiary company called Holly Corporation into Golden Bear Ceramics Company.  Emgold recognized the potential application of the Ceramext® technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality stone and ceramic building materials on a global basis.  Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley.  The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation, The City has been designated to be the Lead Agency in the permitting process.  The City commenced work to complete the permitting process for the Project, which was divided into three phases.  Phase 1 is the Master Environmental Assessment.  Phase 2 is the Initial Study.  Phase 3 is the Environmental Impact Report.  The City will then need to approve a Conditional Use Permit for the Project.  Currently, permitting is in Phase 3 and it is expected that the Environmental Impact Report will be certified in late 2008 and the Conditional Use Permit will be approved late 2008 or early 2009.

Part of the I-M Project as presently planned includes a stone and ceramics manufacturing facility which would be constructed by Golden Bear Ceramics Company.  Since 2004, Golden Bear has been completing research and development of the Ceramext® process and in 2006 completed construction and operation of a pilot plant facility and an initial demonstration tile installation at a residence/office complex in Auburn, CA.  With successful completion of this step in the technology development, Emgold commenced activities in 2007 to finance Golden Bear independently of Emgold, to allow it to advance opportunities for growth on a global basis beyond the I-M Project.

Emgold also has three additional mineral properties, either under option or fully vested: the Rozan (fully vested), the Stewart property, and the contiguous Jazz property.  All are located in the Nelson mining district north of Ymir in south-eastern British Columbia.  Details of property payments and expenditures with respect to these properties are outlined in Part 4 of this report under “Exploration Projects, British Columbia Properties”. The Company conducted an exploration program in the summer and fall of fiscal 2007 using the proceeds of a flow-through financing of common shares (Cdn$850,440). Trenching and drilling work was completed on the Jazz and Stewart Properties and one drill hole was completed on the Rozan property. The results from the drilling and trenching are being reviewed in relation to historic exploration activity. An update summary report on the properties is currently in process.

B.

Business Overview

General

Emgold has historically been a mineral exploration company. The Company is focussed on the permitting and development of the historic Idaho-Maryland Mine, located in Grass Valley, CA.  The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold between 1862 and 1956.  The I-M project is adjacent to the historic Empire Mine, which was the first mine operated by Newmont Mining Corporation.  The Empire Mine produced 5.8 million ounces of gold from 1850 to 1956, and was the largest gold mine in California.   The Grass Valley District produced over 17 million ounces of gold.  Emgold believes the I-M property to be one of the largest underground gold exploration targets in North America with potential to become a significant high grade producing mine.  Plans are to construct a 2,400 ton per day underground gold mine and gold processing facility, and establish Emgold as a mid-tier producing company.

Emgold also has a portfolio of early-stage mineral exploration projects in British Columbia that contain tungsten, molybdenum, silver, gold, and other mineralization.  These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition.  Emgold believes these properties have exploration potential, and continues exploration of the properties as funding allows.  Emgold is also considering joint venture or sale of these properties as it focuses its capital and resources on the I-M Project.

Emgold also has also acquired the rights to develop and commercialize the Ceramext® Process to convert mineral wastes and other siliceous materials to stone and ceramic building products.  Emgold originally acquired this technology as a method to process development rock and mine tailings from the I-M Project and to eliminate the need for surface tailings impoundments and waste dumps associated with a traditional gold mine.  Emgold has successfully developed the technology to a pilot plant stage, and recognizes its potential to treat mineral wastes on a global basis as well as to revolutionize both the floor tile and roof tile industries by its ability to create 100 percent recycled “green” building products.  Emgold is currently seeking funding to finance Golden Bear Ceramics Company, to allow it to expand independently of the I-M Project.  Emgold plans to retain the rights to use the Ceramext® process for the I-M Project.

Idaho-Maryland Mining Corporation

The Company is seeking to reopen the historical Idaho-Maryland Mine (also referred to as “I-M Project”, or the “Idaho-Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations. Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to remove water from the existing mine workings at the I-M Project and to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the application was received as substantially complete on May 24, 2005.  Following this, the City completed the MEA in June 2006.  The next phase was the Notice of Preparation and Initial Study (“NOP” and “IS”) with the final phase being the Environmental Impact Report (“EIR”).  The Company filed a revised CMUP application in May 2007. The City completed the IS on January 8, 2008.  The I-M Project has now entered its final stage of the permitting process and is requiring a substantial amount of the Company’s financial and management resources. The Company has budgeted approximately $3.5 million for internal and external costs for completion of the CMUP process.

IMMC has a mining lease with an option to purchase from the owners of the property for 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland tailings area, and approximately 2,750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland tailings area.  IMMC has an easement of about one acre around the Round Hole Shaft between the Idaho-Maryland tailings area and the New Brunswick shaft site to be use for future mine ventilation and emergency access.  IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current I-M Project and consist of only subsurface mineral rights.  The sawmill site was purchased so that along with the original Idaho-Maryland Mine tailings site there were sufficient surface rights to construct a portal for underground access, gold milling and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, an education center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

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

The long-term development plan for the I-M Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, as well as a 1,200 STPD manufacturing plant for ceramic, tiles and other potential building materials.  The ceramics plant would be designed to process development rock and gold mine tailings as feedstock to produce high-quality ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.

Golden Bear Ceramics Company

Emgold through its wholly owned subsidiary Golden Bear Ceramics Company has the worldwide rights to the Ceramext® technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The Ceramext® process has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform simple extrusion and forming operations on a wide variety of silicate materials at elevated temperatures.  Stone materials of high quality, strength, and very low porosity have been produced.  The process production volume has not yet been scaled up and therefore, it is not yet been commercialized.

It is anticipated that the Ceramext® technology will take less than 2 years to commercialize once adequate funding is in place to move forward with construction of a demonstration plant.  During the demonstration period, a feasibility study will be undertaken to construct the first commercial plant.  Should the feasibility study prove positive, a commercial stone and ceramics production facility could be constructed at the I-M Project site.  It is expected that the stone and ceramics plant would be added to the mining site about 24 months after receipt of the CMUP and completion of the feasibility study.  Construction of the commercial plant would be subject to adequate financing being independently raised for the ceramics and stone processing facility by Golden Bear.

In addition, the Company may receive payments from development partners against the costs of manufacturing samples projected from the demonstration-scale facility in the research and product development phase.  Scale of production has been limited by the size of equipment in the current research and development facility.  Capital investment related to expanding and modifying the pilot scale facility is currently being sourced.   Progress has been delayed due to the difficulty in raising capital for two different types of capital intensive projects in one entity.   Additional marketing studies, a feasibility study and basic engineering will be completed when the required financing can be secured independently of the mining company, it is anticipated that these studies could be completed within 12 to 14 months.

C.

Organizational Structure

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.)) (“Golden Bear”) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.  Emgold U.S. holds both the Golden Bear and Idaho-Maryland subsidiaries.

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

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus legal costs.  The property was initially acquired to complement the I-M Project, as the combined 102.5-acre site would be suitable for mining milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name.  The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City.

In 2004, the Company entered into a three-year lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.    The warehouse style building is of sufficient size to store the core and maps relating to the I-M Project and for a research and development facility for Golden Bear.  The building is large enough to house, build and test a demonstration-sized plant utilizing the Ceramext® process.  There is good access to the building for delivering and storing materials.  It has the electrical power, natural gas and other building services to conduct all testing required.  Subsidiary company administration, geological and research personnel are all housed in the building for both the IMMC and Golden Bear.

None of the Company’s projects have known reserves, and all proposed programs are exploratory in nature.  The Idaho-Maryland Project has NI 43-101 compliant mineral resources in Measured, Indicated, and Inferred categories.

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

GRASS VALLEY, CALIFORNIA - USA

CALIFORNIA
299
Redding
70
GRASS VALLEY
Reno
80
Carson City
20
85
Lake Tahoe
Pacific Ocean
101
505
Sacramento
Santa Rosa
Napa
Oakland
Stockton
San Francisco
Modesto
Fremont
Palo Alto
San Jose
Merced
N
100 Km
50 Mi
17
5
99
Clovis
Salinas
Yosemite National Park

History of the Property

The Grass Valley mining district is one of the most productive and famous mining districts in the State of California.  The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt.  The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district.  Placer gold was first found in Wolf Creek, adjacent to the Idaho-Maryland mine, in 1848.  Gold-bearing quartz was discovered at Gold Hill in 1850.  The original claim on the Idaho-Maryland mine was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863.  It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces (529 million g) of gold were produced.  The district is still considered the fifth largest gold-producing area in the United States, although most of the mines have not been in production since 1956.  The Idaho-Maryland mine yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland area was mined only to the 3,280-foot (1,000 m) level while its neighbour, the Empire Mine, was systematically mined to the 5,000-foot (1,523 m) level.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved in the 1920’s.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labour shortages, and negligible exploration and underground development work.  Gold mining ceased at the Idaho-Maryland mine in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc. owned the mine.  In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

In August 1993, Emgold originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the BET Group, the unrelated owners of the properties.  Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “I-M Project”) through its subsidiary, IMMC.  The four parcels were comprised of the subsurface (generally below 200 feet (61 m) mineral rights to 2,745 acres (1,111 ha) of land and the surface rights to three parcels, one of 37 acres (15 ha) surrounding the 3,281 foot (1,000 m) deep New Brunswick shaft, one of 80 acres (32.4 ha) adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres (5.3 ha) surrounding the Round Hole Shaft.

The Company held a 100% interest in the Round Hole Shaft until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.

Emgold had incurred significant expenditures on the property prior to 1999. Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  Subsequent to that date, all costs related to the maintenance of the I-M Project have been expensed, as the Company was unable to finance continued development of the property.

In 2002, the lease terms on the subsurface mineral rights to the 2,745 acres of land and the 37 acres surrounding the New Brunswick shaft were renegotiated with the BET Group.  The term of the amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The BET Group granted to the Company the exclusive right and option to purchase all of the leased property.  Payments of $25,500 were due quarterly.  Provided that payments remain current, the Company may purchase the property at any time. The purchase price for 2002 was $4,350,000 and is increased by 3% each lease year ($5,042,880 at December 31, 2007).  In February 2007, the Company negotiated an extension to the lease whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008.  The Company agreed to a revised quarterly option payment of $75,000 beginning on May 1, 2007, continuing for the term of the revised lease.  An additional one-time extension payment of $75,000 was made upon execution of the revised agreement, in addition to the final option payment of $25,500 under the lease, before the final amendment.  All other terms of the original agreement remained the same, including the 3% net smelter royalty (“NSR”) that would be payable on production, if the Company did not purchase the property, but continued to lease it.  All royalty payments may be applied as a credit on the purchase price, but option payments may not be so applied.

In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  During the year ended December 31, 2007, $2,349,453 (2006 - $1,792,149) was expended by the Company on exploration and permitting activities on the I-M Project.

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

Exploration

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

Sampling and Analysis

The I-M Project contains a historic database with over 100,000 assays.  The historic assays, which are almost exclusively for gold, were done on samples taken from underground workings (walls and backs from drifts and crosscuts, walls from raises).  Sample quality can be inferred by the reconciliation of historic production records to underground sample data.  These studies, as well as a recent investigation on mill-to-resource prediction, show that the resource or reserve estimates consistently underestimated the amount of gold produced by milling, a discrepancy most likely reflective of sample size influence rather than laboratory technique.  Gold deposits with coarse gold areas are best sampled with large sample sizes, which was not common practice when the mine was in production.  Therefore, any estimates made using this historic data should include comparisons with values unadjusted and adjusted for the regular underreporting of grade (i.e., call factor).  It is believed that the comprehensive set of assay plans, supported by records of muck car stope samples and mapped geology data, as well as the detailed historical production records, all support the integrity of the assay data for the Idaho-Maryland Mine.  These data are deemed suitable for use in mineral resource estimation, and have been utilized in the reports prepared for the Company by AMEC.

Gold Exploration

The gold exploration program has consisted of an extensive geologic evaluation of the historical mine records plus additional diamond drilling from surface.  This rather unique program was possible because of the excellent and comprehensive preservation of the historical Idaho-Maryland mine and mill records.  This data is exhaustive and essentially complete, although without any historical drill data, and has been used to generate a consistent, property-wide structural geology model and vein set definition and chronology.  Unmined mineralization was identified along underground workings and in historical diamond drill holes.  Interpretation of the updated geologic model defined new vein sets and extensions of known vein sets.  This data has been entered into a three-dimensional computer model using MineSight® software to help with interpretations.

Emgold believes that there is significant potential to identify substantial additional gold resources on the I-M Project, and intends to continue with an ongoing gold exploration program.  Once dewatering and access to the mine is achieved it is planned to establish underground drilling stations for further drill testing of key gold target areas, plus definition and expansion of known gold resources.

Gold Mineral Resource and Mineral Reserve Estimates

In 2002, Emgold completed a NI 43-101 Technical Report (required by regulatory authorities in Canada) on the Idaho-Maryland Mine prepared by AMEC Americas Limited (“AMEC”).  The report summarized Measured, Indicated, and Inferred Mineral Gold Resources for the I-M  Project.  The resources for the I-M Project were estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections, hand calculations and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also used in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.  Subsequent increases in the resource numbers have been estimated under the direction of Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project, and a Qualified Person in accordance with National Instrument 43-101 in Canada.

The mineral resource classification of the I-M Project deposits used methods consistent with the CIM definitions referred to in National Instrument 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.  The gold resources for the I-M Project are summarized in the following table:

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

Summary Idaho-Maryland Gold Mineral Resource, March 1, 2007

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/ MCF (oz/ton)
Idaho-Maryland Resources²
Measured Mineral Resource ¹	13.3	271,000	0.22	0.31
Measured Mineral Resource ²	70.7	831,000	0.15	0.15
Indicated Mineral Resource	8.1	489,000	0.35	0.50
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	0.28

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

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/MCF (oz/ton)
Idaho-Maryland Resources²
Inferred Mineral Resources	9.1	2,573,000	0.27	0.39

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

Industrial Minerals Resource and Mineral Reserve Estimates

When Emgold acquired the rights to the Ceramext® process in 2003, the Company realized that the I-M Project may host mineral resources suitable as feedstock for the process and potentially for aggregate production.  Initial investigations of the meta-volcanic rock commenced in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the Ceramext® process.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the Ceramext® process, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  Sales contracts or actual sales may be required in order to prove the project’s commerciality and then development into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

The 2004 Preliminary Assessment presents industrial minerals (ceramics feedstock) resources and gold resources for the I-M Project.  The industrial minerals resource was delineated by seven geotechnical core holes drilled at inclinations of 40° and 45°, one exploration core hole, seven surface sample sites, and certain geologic data from historical underground mine drifts.  The average top boundary of the resource is 200 ft (60 m) below the ground surface (due to depth of mineral rights).  Drill hole spacing ranged from 80 ft to 1,200 ft (24 m to 366 m).  The lower boundary of the resource is based on the bottom of the drill holes. The west boundary is where the amount of gabbro and ultramafic rocks begins to increase.  The east boundary is based on the limit of geotechnical drilling and surface sampling.

Mine Planning and Scheduling

The Company is currently reviewing underground exploration opportunities and developing several mining scenarios to optimize access to gold resources for drilling and potential conversion to proven and probable mining reserves.

Metallurgy

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

Capital Cost Estimation

Estimation of capital costs for the I-M Project is ongoing and will be available upon completion of initial underground exploration and the preparation of a feasibility study.

Operating Cost Estimation

Estimation of operating cost for the I-M Project is ongoing and will be available upon completion of initial underground exploration and the preparation of a feasibility study.

Project Schedule

The CMUP is expected to be completed in late 2008 or early 2009.  Construction of the I-M Project will be conducted in three Phases as outlined in the Project Application.  After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation and development, and exploration.  In 2009, it is expected that final operating permits for the mine will be obtained and engineering work for Phase 1 will be completed, along with initial site work.

Golden Bear Ceramics Company and the Ceramext® Worldwide License Agreement

Ceramext® License

Emgold, through its wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), obtained the worldwide rights to the Ceramext® technology, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Emgold paid Ceramext, LLC $100,000 in February 2004 to cover certain development costs.  Emgold also tendered to Ceramext, LLC 200,000 shares of the Company in 2004.  The worldwide rights will remain in force based upon Golden Bear maintaining minimum royalty payments calculated on a quarterly basis that consisted of: “Year 1” - $nil per quarter; “Year 2” - $5,000 per quarter; “Year 3” - $10,000 per quarter; “Year 4” - $20,000 per quarter; “Year 5” and thereafter - $40,000 per quarter.  Year 1 commenced 90 days after the date of approval of the agreement by regulatory authorities, which was February 12, 2004.  For the year ended December 31, 2007, the company expended $629,148 (2006 - $1,590,754) on the acquisition and research of the technology, including $80,000 (2006 - $40,000) in advance royalties paid to Ceramext, LLC, pursuant to the agreement.  The Company has made all required payments on the development of the Ceramext technology, and has satisfied the minimum royalty payments required to be paid to Ceramext, LLC for the worldwide rights.  Payments commenced on March 21, 2005, pursuant to the terms of the agreement, and all payments have been made to the date of this Annual Report.

Ceramext® Process

Emgold believes that the Ceramext® process is an energy-efficient technology capable of converting a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials that would be disposed of in landfills into high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.

Ceramext, LLC has a patent on certain equipment and with other patents pending on the process and other equipment.  The Ceramext® process has been demonstrated on a laboratory and pilot scale basis on a wide variety of materials including coal, lignite, and biomass fly ash, bottom ash, slag, clays, volcanic ash, fines from aggregate quarries, and mine development rock and tailings.  Specifically, Golden Bear has used the Ceramext® process to test development rock and tailings from the I-M Project and has successfully produced high-quality stone and ceramic blanks suitable for forming into a wide variety of products using standard finishing technology.  Independent marketing surveys conducted in California indicate that floor tiles, as a worst case, are worth approximately $1.00 to $1.50 per square foot of ceramic tile on a wholesale basis, which translates to approximately $350 to $600 per ton of feedstock to the process.  Potential exists for much higher sales prices if the products can be marketed in the stone flooring sector at minimum costs of $2.50 to $3.50 per square foot, which translates into $750 to $1,000 per ton of feedstock.

Golden Bear has designed and is operating a pilot plant in Grass Valley, California.  The Company is planning to complete marketing studies, a feasibility study and basic engineering of a production plant using the Ceramext® Process for converting mine tailings and other materials into high quality stone and ceramics on a commercial basis.  The Ceramext® process could allow a mining or other industrial operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, and which generally consume large areas of land.  The Ceramext® Process could create additional income from mining and industrial operations and allow them to continue to operate profitably even in times of very low commodity prices.

The use of the Ceramext® technology may also prove to eliminate the need for long-term storage of development rock, mine tailings and other industrial wastes, thereby reducing the environmental footprint.

The timely research and subsequent development of the Ceramext® technology could provide significant growth potential for an independent ceramics and stone manufacturing company and provide a new pathway for meeting a significant worldwide demand for high quality stone and ceramic products.  In addition, the products are made from recycled material that would normally be disposed of in landfills.  As such, Golden Bear’s products will qualify for Leadership in Environmental and Energy Design (LEED) Credits and can be registered with the U.S. Green Build Council and other organizations.  The green building product market is growing dramatically, and is in fact being legislated into existence in many jurisdictions.  Golden Bear believes it is positioned to take advantage of this green market, and its products will obtain a premium price.

The Company may receive payments from its development partners against the costs of manufacturing samples produced from the demonstration-scale facility in the research product development phase.  Scale of production will be limited by the size of the current research and development facility.

In 2005, the Company completed an initial ceramics marketing study.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which is being used to assist the Company in developing designs of high quality stone and ceramic products.  The study is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies were conducted in fiscal 2006 and will be on-going in the future as commercialization of the technology and products advance, subject to financing of the Ceramext® process as a separate entity.

In 2006, the Company provided prototype samples for installation in a large dual use office / private residence for testing and marketing purposes.  The samples were produced from the pilot-scale facility in the research product development phase.  The scale of production is limited by the size of the current research and development equipment and facilities.  If adequate financing can be obtained, test production may continue by modifying and increasing the size of the existing pilot plant and may be constructed in the Grass Valley facility or a nearby location.

In 2007, the development of the Ceramext® process has been limited to patenting and financing activities while the Company focuses on the permitting process for the I-M Project, the likely location of the first commercial manufacturing facility.  Should sufficient funding be obtained and the schedule for the I-M Project be delayed, the Company would consider construction of a first commercial plant at a location other than the Idaho-Maryland Project.

The Company has an ongoing requirement to protect the intellectual property that is developing as an extension to the existing patented technology and patents pending and maintains a rigorous program to protect its trade secrets while applying for additional global patents.  The Company has been offered opportunities to sell its technology and its stone materials for commercial use, but is not offering its technology and/or the ceramics produced for sale at this time.  It has deferred any such sales in deference to the requirements of its intellectual property protection program and plans only to enter into marketing and research and development agreements and other similar arrangements that will not preclude its ability to continue to file patents to protect its technology.

I-M Project and the Ceramext® Technology

Materials from the I-M Project geotechnical-drilling program and from surface exposures have been evaluated for their suitability for commercial exploitation using Ceramext® technology.  These have included historic Idaho-Maryland mine tailings and a variety of metamorphosed volcanic and intrusive igneous rocks derived from core samples and other exploration work.  The goal was to determine which of the materials that will be processed during mine development and during ultimate gold processing may be suitable for use in manufacturing ceramic products.

The raw materials from the I-M Project processed and evaluated by Golden Bear appear to be fully suitable for commercial use via the Ceramext® process.  Testing has shown materials can be produced with high strength and low porosity, both of which properties are important for producing high quality stone products.  It must be pointed out that the optimum processing conditions for each composition and material have not been fully optimized as yet.

Each material requires slightly different processing parameters due to slight differences in composition and mineralogy.  The fact that superior stone materials have been produced even without this optimization is important.

Emgold will reserve the right to use the Ceramext® technology to convert a portion of the development rock and tailings produced at the I-M Project into high quality manufactured stone and ceramics.  Exploration for resource definition, early mining activities and partial mining operations may commence before a Ceramext® plant is constructed and operational on site.

In November 2004, a Preliminary Assessment for the I-M Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality ceramic building materials using the Ceramext® technology.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the I-M Project and includes estimated capital and operating costs that may allow the historic mine to return to production as a gold and ceramics producer.  The Preliminary Assessment describes the staged development of the I-M Project to produce 1,200 to 2,400 tons per day (‘tons/d’) of ore and development rock.  The development rock and tailings could then be used to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

The current plan deviates from the Preliminary Assessment with respect to the maximum ceramics production rate.  The ceramics production is now planned to occur in two stages with initial production set at 600 tons/d then increasing to 1,200 tons/d.  This translates into a maximum ceramic tile production of 160 million equivalent square feet of ceramic tile produced from 1,200 tons/d of development rock and tailings.  It is anticipated that a new Preliminary Assessment for the I-M Project will be completed to further describe the new plans once sufficient working capital is available.

Successful application of the Ceramext® technology is expected to consume half of the tailings from the I-M Project with the other half returning underground as backfill.  Excess development rock will be sold off site as aggregate.  This eliminates the requirement for long-term surface storage of these materials.  The successful production and sales of ceramic materials would allow Idaho-Maryland to continue with exploration of additional gold targets, and pre-production development, with the objective of defining an economic gold reserve while generating positive cash flow.  The ultimate combination of a gold mine and processing facility, stone and ceramics manufacturing facility, and aggregate mine and processing facility would greatly enhance the economic viability of the I-M Project and allow it to withstand fluctuations in metal prices that often impact a stand alone gold mine.

Exploration Projects, British Columbia Properties

The Company has three early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

ROZAN PROPERTY, JAZZ PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

BRITISH COLUMBIA
B R I T I S H C O L U M B I A
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
JAZZ PROPERTY
Ymir
STEWART PROPERTY
Castlegar
Salmo
Trail
Creston

The exploration projects on the Rozan, Stewart and Jazz properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, and Perry Grunenberg, P. Geo both “Qualified Persons” for the purpose of National Instrument 43-101, “Standards of Disclosure for Mineral Projects”.

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

Previous owners reported two large gold soil anomalies on the Stewart Property, which is the reason the Company acquired the property.  One of the anomalies had never been drilled and the second had had only four holes drilled.  The reported average of all sample assays taken in the four holes was 0.29 g/t gold.  The highest intervals were 1.87g/t gold over 2 meters in altered diorite in Hole 2, and 24.8 grams/tonne gold over one metre in a massive sulphide veins associated with quartz and calcite in Hole 4.  The second gold anomaly reportedly had high gold soil geochemical values coincident with a strong induced polarization geophysical anomaly.

The property is also noted for hosting significant values in molybdenite and tungsten.

Option Agreement

Under the July 25, 2001, option agreement, Emgold is required to make payments totaling Cdn$104,000 and to issue 260,000 common shares to the optionors over a six year period as follows: Cdn$5,000 (paid) and 50,000 common shares upon regulatory approval (issued), Cdn$5,000 (paid) on or before six months; Cdn$10,000 (paid) and 50,000 common shares (issued) within 12 months; Cdn$15,000 (paid) and 50,000 common shares (issued) within 24 months; Cdn$20,000 (paid) and 50,000 common shares (issued) within 36 months; Cdn$25,000 (paid) within 48 months, 60,000 common shares (issued) within 60 months following regulatory approval; and Cdn$24,000 within 84 months following regulatory approval.  An NSR of 3% is payable to the optionor provided that two-thirds (thus reducing the royalty to 1%) may be purchased for the sum of Cdn$1,000,000.  Emgold has first right of refusal on the remaining 1% NSR should the optionors wish to sell. To maintain its option, Emgold agreed to incur total exploration expenditures of Cdn$49,200 over two years, which were incurred.

Exploration Activity

In 2005, Emgold completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project.  The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators.  This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum (“moly”) zone.

This drilling was designed to determine the reliability of the historical resource estimate by comparing historic Shell Minerals’ results with those obtained by Emgold.  The drill results obtained by Emgold compare well to the historical results from Shell Minerals exploration program.  Additional modeling of the historic and current drilling was performed by Emgold to validate the molybdenum resource within the mineralized breccia zone, as well as to determine the potential for a larger low grade enveloping deposit within the host quartz monzonite porphyry rocks.  Results from this drill program were considered encouraging and led to an additional exploratory drilling program which occurred during fall of 2007 to expand knowledge of the promising molybdenum mineralization in both the Phase II and Phase I breccia zones and surrounding porphyry host.

Trenching and drilling work was completed on the property during fiscal 2007. An assessment report on the exploration work was completed in 2007 and has been filed. Results from drilling and trenching are being reviewed in relation to historic exploration activity. Emgold completed 3,338 metres of diamond drilling in 30 drill holes on the property. A total of 1,285 core samples were obtained and shipped to a laboratory for analysis. The objectives of the fall 2007 drilling program were to further test and verify the strong molybdenum breccias mineralization outlined by drilling in 2005 as well as to test the strong tungsten mineralization encountered in trenching of the Arrow Tungsten zone.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In 2000 the Company acquired 100% of the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia.  The Company earned its interest in the property by making stepped payments totaling Cdn$100,000 and issuing 200,000 common shares.  In fiscal 2006 the claims were transferred to the Company.  The property is subject to a 3% NSR.  The Company has the right to purchase 66 2/3% of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

Exploration Activity

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

During 2007, a single drill hole of 107.29 meters in length was completed on the property. This drill hole was designed to test the northern strike extension to the gold-bearing Rozan Main Vein. The highest assay returned from sampling of core was 0.2 grams per tonne over 1.7 meters. Further testing along the Main Vain, and within the stockwork mineralized zone to the east was postponed due to weather limitations.

Jazz Property, British Columbia

The Jazz Property in British Columbia is without known reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49º17’N and longitude 117º21’W in the Nelson Mining Division near Nelson, British Columbia.  The Jazz Property is contiguous to Emgold’s Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($45,000 paid) to the optionor over a ten-year period.

Exploration Activity

In 2004, the Company completed a small diamond drill program in the Craigtown Creek area and a rock-sampling program in the Free Silver area of the property. In the Craigtown Creek area, six short holes were drilled within an area containing two large, strong gold soil geochemical anomalies (totaling over 4 kilometres in length), with coincident airborne and/or ground geophysical targets.  The source of the gold geochemistry was not determined during the exploration program but, because of its large size and highly anomalous nature, the target remains an important exploration target.  For the Free Silver area, assay results for grab samples and chips were received for silver, lead and zinc.  Silver grades ranged from 3.9 to 641 g/t, lead grades ranged from 0.12% to 35.47% and zinc grades ranted from 0.11% to 25.99%.  In conjunction with continuing to pursue the source of the gold soil geochemistry in the Craigtown Creek area, two additional zones of interest will be tested during the next phase of exploration, the Stewart 2 Moly Zone and the Free Silver areas.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2007, are as follows:

Year	Mineral Property Interests	Equipment
(i) Amounts Deferred (capitalized or invested)
2007	942,448	274,565
2006	910,672	421,949
2005	859,531	523,090
2004	797,956	351,825

ii) Amounts expensed

Exploration Expenses

Year	Idaho Maryland	Stewart	Rozan	Jazz	Total
	$	$	$	$	$
2007	2,349,453	714,656	111,255	12,770	3,188,134
2006	1,792,149	3,650	181	219	1,796,199
2005	1,604,900	71,250	1,780	(9,706)	1,668,224
2004	2,773,674	29,276	(8,780)	81,876	2,876,046
2003	987,122	53,603	60,500	--	1,101,225

Ceramext® Research and Development

Year

Amount Expensed

              $

2007

          629,148

2006

       1,570,754

2005

       1,769,659

2004

          998,631

2003

            24,054

The principal capital expenditures currently anticipated for the year ending December 31, 2008, are as follows:

	Exploration and Permitting expenditures $	Ceramext® Research and development $
2008 Activities	3,500,000	375,000

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2007, 2006, and 2005 and the related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 14 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold expects to raise additional financing to continue its planned exploration, permitting and development of its Idaho-Maryland Mine and to separately finance the commercialization of the Ceramext® process.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the years ended December 31, 2007, 2006, and 2005.

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007. The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements. This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

A.

Operating Results

Year Ended December 31, 2007, (“fiscal 2007”) Compared to Year Ended December 31, 2006 (“fiscal 2006”)

Emgold’s loss in fiscal 2007 was $5,836,129, or a loss per share of $0.06, compared to a loss of $5,124,327, or a loss per share of $0.08 in fiscal 2006.

During fiscal 2007 the Company earned interest income of $86,310 on excess cash balances compared to $45,133 in fiscal 2006.  The increase was due to interest earned on significantly higher average cash balances held in fiscal 2007 compared to fiscal 2006.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery relates to the renouncement of flow-through expenditures in fiscal 2007 associated with 2,283,000 flow-through units issued in fiscal 2006 at a price of Cdn$0.38 per unit for gross proceeds of Cdn$850,440.  No such recovery occurred in fiscal 2006.

General and administrative expenses:

Amortization expenses relating to general and administrative activities decreased from $88,291 in fiscal 2006 to $76,423 in fiscal 2007. The decrease relates to certain hardware and software being fully amortized in 2007.

A foreign exchange loss of $15,771 in fiscal 2006 compares to an exchange loss of $63,988 in fiscal 2007.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2006, as late in the year a significant portion of the Company’s funds were held in Canadian dollars, and most expenditures by the Company are incurred and paid in United States dollars, so were subject to more volatility in the Canada and United States exchange rates.

Finance expenses increased from $48,614 in fiscal 2006 to $54,692 in fiscal 2007. The finance expense relates to interest on convertible preference shares which are denominated in Canadian dollars and vary as the exchange rates fluctuate.

Legal, accounting and audit fees decreased slightly from $115,352 in fiscal 2006 to $107,383 in fiscal 2007.  The decline is due to a reduction in legal expenses from $51,128 in fiscal 2006 to $30,287 in fiscal 2007 as a result of reduced activity. This was offset by an increase in audit and taxation fees.

Management and consulting fees increased from $60,827 in fiscal 2006 to $107,996 in fiscal 2007. Included in consulting fees is $58,566 (2006 - $33,353) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2007, consulting fees of $49,430 (2006 - $Nil) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company.  The fees paid to Kent Avenue Consulting Ltd. were paid through LMC Management Services Ltd. (“LMC”) in the first three quarters of fiscal 2007.  Management and consulting fees of Cdn$2,500 per month were previously paid to Lang Mining Corporation, a private company, until June 2006.

Office and administration expenses in fiscal 2006 of $451,710 compare to $372,647 in fiscal 2007.   Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs including a one-time recruitment fee in 2006 of $38,000, a reduction in utilities expense of $16,300 as a result of sharing of office space and a reduction in insurance expenses of $13,000 due to a change in coverage from a Company specific policy to an umbrella policy for LMC.

Other consulting fees decreased from $30,089 in fiscal 2006 to $18,844 in fiscal 2007.  The Company hired consultants at a cost of $30,089 in fiscal 2006 to assist Golden Bear in a review of the ceramics industry and associated markets.  In fiscal 2007 the project was finalized with the remaining $18,844 incurred during 2007.

Salaries and benefits increased from $573,250 in fiscal 2006 to $798,509 in fiscal 2007.  The primary reason for the increase was severance costs incurred during the fourth quarter of 2007.  The Company accepted the resignation of William J. Witte, as President and Chief Executive Officer of Emgold during 2007.  Mr. Witte continues to serve as a director of Emgold but is no longer an officer of the Company.  Ian Chang, Vice-President, Project Development

and David Sinitsin, Vice-President, Engineering and Construction also resigned from Emgold during 2007; however, these individuals remain as officers and directors of the Company’s subsidiary, Golden Bear Ceramics.  Severance costs with respect to these individuals were $329,000.  In 2006, the Company incurred severance costs of $85,000 to certain employees directly related to Golden Bear.

Shareholder communications costs increased from $192,248 in fiscal 2006 to $209,700 in fiscal 2007.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The increase relates primarily to increased investor relations activity compared with the previous year.

Stock-based compensation increased from $107,462 in fiscal 2006 to $559,337 in fiscal 2007.  The Company granted 7,890,000 options in the fourth quarter of 2007 all of which were vested immediately compared with 820,000 stock options granted in 2006. Stock-based compensation of $65,526 in fiscal 2006 and $399,830 in fiscal 2007 was recorded within general and administrative expenses as a separate line item on the statement of operations. In addition, $11,139 in fiscal 2006 and $53,169 in fiscal 2007 was also included in Ceramext® research costs and $30,797 in fiscal 2006 and $106,338 in fiscal 2007 was included in exploration costs.

Travel expense decreased from $126,360 in fiscal 2006 to $104,057 in fiscal 2007.  Travel, air and hotel accommodation costs have increased in general; however, the Company has reduced the number of trips to destinations other than the United States.

Research and development expenses:

In fiscal 2007 the Company incurred $629,148 in expenditures directly related to the development of the Ceramext® Process compared to $1,590,754 in fiscal 2006.  The Company’s expenditures related to the development of the Ceramext® Process are currently limited to permitting of a manufacturing facility as part of the Idaho-Maryland Project, advance royalties, and intellectual property protection costs.  Expenses include $86,792 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, amortization expenses relating to equipment of $80,248, Ceramext® technology royalties of $80,000 and engineering costs of $304,246 which include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased from $1,792,149 in fiscal 2006 to $2,349,453 in fiscal 2007.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data, mine modeling and scheduling, cost modeling, geologic modeling, engineering and environmental studies, and permitting.

Planned expenses in fiscal 2008 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties were $838,681 in fiscal 2007 compared to $4,050 in fiscal 2006.  All share and cash payments due in fiscal 2007 on the Company’s mineral property interests in British Columbia were made, or renegotiated to make payments in the form of shares to conserve cash. The Company incurred $111,255 is fiscal 2007 compared with $181 in fiscal 2006 on the Rozan Gold Property, $714,656 in fiscal 2007 compared with $3,650 in fiscal 2006 on the Stewart Property and $12,770 in fiscal 2007 compared with $219 on the Jazz Property.

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

General and administrative expenses:

Legal, accounting and audit fees increased slightly from $114,557 in fiscal 2005 to $115,352 in fiscal 2006.  Fiscal 2006 accounting and audit costs increased due to increasing regulatory and reporting requirements.  The Company files an Annual Report on a Form 20-F, which results in significant legal and accounting costs relating to the preparation of the document, but these costs were lower in fiscal 2006, as the initial filing, which attracted significantly higher legal costs, was in fiscal 2005.

Office and administration expenses in fiscal 2005 of $448,357 compare to $451,710 in fiscal 2006.  These included telephone, courier and other direct costs.  A portion of rent, telephone and other related direct expenses was included in exploration expenses and in the Ceramext® research costs.

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

A foreign exchange loss of $8,148 in fiscal 2005 compares to an exchange loss of $15,771 in fiscal 2006.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2006, as late in the year a significant portion of the Company’s funds were held in Canadian dollars, and most expenditures by the Company were incurred and paid in United States dollars, so were subject to more volatility in the Canada and United States exchange rates.

Salaries and benefits of $558,717 in fiscal 2005 compares to $573,250 in fiscal 2006.  The increase in salaries and benefits in fiscal 2006 reflected the increased activity at the I-M Project and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  In November 2006 several employees that were directly related to the ceramics process were laid off due to the focus on the permitting and the future reorganization of the Company with respect to the ceramics technology.  Severance costs were approximately $85,000.

Two senior level vice presidents, engineers with many years of experience in mining development and operations, were hired in the spring of 2006 to assist the Company in the development and construction of the I-M Project.

Shareholder communications costs of $288,216 in fiscal 2005 compare to $192,248 in fiscal 2006.  Shareholder communication costs were a significant expense due to the increased shareholder and investor interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs included dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The Company had been paying MBC a monthly fee of $5,000.  During fiscal 2005, a total of $77,500 was paid to MBC, compared to $80,032 in fiscal 2006.  This included fees and reimbursement of expenses, including fax and email distributions.

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

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor was a full-time employee of LMC and provided services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company paid LMC for Mr. O’Connor’s services and his salary was included in salaries and benefits. Mr. O’Connor left the Company in March 2008.

Included in operating expenses in fiscal 2006 was a total of $107,462 in stock-based compensation compared with $190,326 in stock-based compensation in fiscal 2005.  Stock-based compensation of $41,936 in fiscal 2006 and $46,347 in fiscal 2005 was also included in Ceramext® research costs and in exploration costs.

Travel expense decreased nominally from $131,770 in fiscal 2005 to $126,360 in fiscal 2006, although travel, air and hotel accommodation costs have increased in general.  Management had been giving several presentations in Europe and North America to the investment community to increase awareness of Emgold, although international travel to destinations other than the United States decreased in fiscal 2006.

Research and development expenses:

In fiscal 2006 the Company incurred $1,590,754 in expenditures directly related to the development of the Ceramext® Process compared to $1,769,659 in fiscal 2005.  Cumulative research and development expenses on related to the Ceramext® Process to December 31, 2006, were $4,383,098.  The existing pilot plant was used to test many different materials to determine various processing parameters.  Various materials produced were evaluated with physical testing (i.e., modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which provided new insights into the process.

Marketing and aesthetic studies were undertaken in fiscal 2005, at a cost of $351,000.  These studies examined the market for a wide range of products that could be manufactured using the waste materials from the IM Project or other operations that produce waste that could be utilized in the process.  Planned activities with additional financing included further testing, preparation of patent applications, analysis and determination of products and product aesthetics based on marketing studies, and testing and development of additional methods for creating ceramic materials.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased from $1,604,900 in fiscal 2005 to $1,792,149 in fiscal 2006.  Site activities and geological and geochemical costs included the ongoing digitization and evaluation of historical data.

Geologic mapping of the I-M Project and digitizing of the historic workings into MineSight™ was completed in 2005.  This is the first update of a geologic map of the I-M Project in over 60 years, and the Company utilized the data in computer assisted drafting for mine planning and in MineSight™ modeling.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totaled $4,050 in fiscal 2006 compared to $79,165, before government assistance and recoveries of $15,841 received in fiscal 2005.  All share and cash payments due in fiscal 2006 on the Company’s mineral property interests in British Columbia were made, or renegotiated to make payments in the form of shares to conserve cash. The Company completed a brokered private placement of 2,238,000 flow-through units at a price of Cdn$0.38 per FT unit for gross proceeds of Cdn$850,440 during 2006 and these funds were used to complete a fall 2007 drilling program on the Stewart Property as well as some limited drilling on the Rozan property.

B.

Liquidity and Capital Resources

Year ended December 31, 2007

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Investing Activities

Idaho Maryland Project

As at December 31, 2007, Emgold capitalized $942,448 (2006 - $910,672) representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company also has equipment with a book value of $274,565 (2006 - $421,949).  Total equipment purchases in the year ended December 31, 2007, totaled $15,594.  Amortization of $156,274 on equipment was recorded in fiscal 2007.

Stewart Property, British Columbia

In 2001 the Company entered into an option agreement to acquire the rights to the Stewart mineral claims, a prospect located close to Nelson in south-eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$104,000 (Cdn$80,000 paid) and issuing 260,000 common shares (260,000 issued) by 2009.  The property is subject to a 3.0% net smelter returns royalty (“NSR”), of which the Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.

During 2006 the Company completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440 (USD $729,741). Funds from this financing were primarily used for a fall 2007 diamond drilling program in relation to the Stewart Property.

In fiscal 2007, $714,656 (2006, $3,650) in exploration costs, net of assistance and recoveries, was incurred on the property.  Trenching and drilling work was completed on the property during fiscal 2007 as referred to in Part 4.

Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($45,000 paid) to the optionor over a ten-year period.

In fiscal 2007, $12,770 (2006 - $219) in exploration costs, net of assistance and recoveries, was incurred on the property primarily on geological studies as referred to in Part 4.

Rozan Gold Property, British Columbia

In 2000 the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares by April 1, 2006.  The property is subject to a 3.0% NSR.  The Company has the right to purchase 66 2/3% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33 1/3%.  The final payment of Cdn$30,000 was made in fiscal 2006, and the Company acquired a 100% interest in the property, subject to a 3.0% NSR from production.

In fiscal 2007, $111,255 (2006 - $181) in exploration costs was incurred on the property. Trenching and drilling work was completed during 2007 as referred to in Part 4

Capital Resources

At December 31, 2007, Emgold’s working capital, defined as current assets less current liabilities, was $4,563,485, compared to $2,474,301 at December 31, 2006.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At December 31, 2007, the Company had 156,489,642 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Dividends deemed to have been paid could also result in dilution of approximately 359,455 shares at December 31, 2007.  During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn $0.11 per unit, for gross proceeds of Cdn $8 million (USD $8 million).  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.

The share purchase warrants were issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007 and 11,010,167 on October 12, 2007. The value attributable to the transferable common share purchase warrants was Cdn$0.03 per warrant. Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds with approximately $518,000 allocated to the non-assessable common shares and $167,000 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

Of these units, 6,236,166 were sold in the United States to accredited investors, as that term is defined by Securities and Exchange Commission (“SEC”) Rule 501, pursuant to an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”) provided by SEC Rule 506 of Regulation D.  In the United States, the Company’s agent, Canaccord Capital Corporation USA, Inc., which is a registered broker-dealer in the United States, Arizona and California, placed the units.  Section 18(a)(1) of the Securities Act provides that the issuance of “covered securities” pre-empts state laws relating to the registration or qualification of securities.  The units were sold in Arizona and California for the account of the Company pursuant to SEC Rule 506, and are therefore “covered securities”, as defined by Section 18(b)(4)(D) of the Securities Act.

Finders’ fees to eligible finders (“the Finders”) were paid in amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants is exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s Warrants and Finder’s Units were issued.  The Finder’s Warrants and Finder’s Units were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007. The value attributable to these Finder’s Units and Finder’s Warrants was Cdn $0.03 per Finder’s Unit and Finder’s Warrant.

Proceeds from the private placements have been used to fund further exploration and development of the Company’s I-M Project in Grass Valley, California.

Additional financing will likely be required in fiscal 2008 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Warrants

As at December 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,454,069	Cdn$0.15	September 27, 2009
3,831,323	Cdn$0.11	March 27, 2009
3,831,323*	Cdn$0.15	March 27, 2009
7,266,000	Cdn$0.15	October 5, 2009
508,080	Cdn$0.11	April 5, 2009
508,080*	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
642,400	Cdn$0.11	April 12, 2009
642,400*	Cdn$0.15	April 12, 2009
101,433,665	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

All outstanding warrants in the table above, other than the warrants with an exercise price of Cdn$0.11 and $0.15 are exercisable at a higher price than the current trading price of the Company’s shares.

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

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At December 31, 2007, $284,146 (2006, $194,148) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the Company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  At December 31, 2007 the value included in debt as preference shares, after adjusting for accretion and foreign exchange losses on debt was $750,624 (2006 - $626,724).

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

The Company has no long-term debt other than the Class A preference shares described above.

Option Payments in 2007

See Item 5(f) for a table of contractual obligations at December 31, 2007.

Mineral Property Option Payments and Exploration Programs for Fiscal 2007

Year ended December 31, 2006

Investing Activities

As at December 31, 2006, Emgold capitalized $910,672 (2005 - $859,531) representing acquisition costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company also had equipment with a book value of $421,949, compared to $523,090 at December 31, 2005.  Total equipment purchases in the year ended December 31, 2006, totaled $88,440, including a vehicle under capital lease.  Amortization of $158,181 on equipment was recorded in fiscal 2006.

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

(3)

Completed a brokered private placement of 2,238,000 flow-through units at a price of Cdn$0.38 per FT unit for gross proceeds of Cdn$850,440.  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23.  On issuance of FTS, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 FTS at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for US GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totaled $729,741.  The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of FTS offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation was made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.

Proceeds from the first two private placements were used to fund further exploration and development of the Company’s I-M Project in Grass Valley, California, on-going development and commercialization of the Ceramext® process and for general administrative purposes.

The funds from the private placement in (3) were used for exploration on the Company’s mineral property interest in British Columbia, Canada.  FTS are used to finance Canadian minerals and petroleum exploration and were originally introduced to address the exploration financing inequity which arose between major and junior exploration companies.  United States residents who pay no income tax in Canada would not obtain any benefits from the purchase of flow-through shares.  The “flow through” facility of the common shares cannot be used by taxpayers in the United States.  The cost base of the shares, if purchased by United States investors, would be the issue price of the common share.

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

C.

Research and Development, Patents, Licenses, etc.

Prior to the licensing of the Ceramext® technology, Emgold was exclusively a resource-based corporation and accordingly did not have a program of intellectual property development or patenting or licensing issues.

Since the Company acquired the rights to the technology from Ceramext, LLC, which has a patent on the equipment and other patents pending on the process, Emgold has been developing a structure for tracking research and development expenditures.  In 2003, $24,054 was expended on due diligence prior to the approval of the transaction by regulatory authorities in early fiscal 2004.  The recording of research and development costs in developing technologies is very similar to the recording of costs for mining and exploration activities.  Research and development expenditures for the years ended December 31, 2007, 2006, 2005 and 2004, total $629,148, $1,590,754, $1,769,659 and $998,631, respectively.

The U.S. patent is in the name of Ross Guenther, (Ceramext, LLC), No. US 6,547,550 B1, dated April 15, 2003.  The abstract states that the specification discloses a method and apparatus for forming and extruding ceramic materials.  The apparatus utilizes a vacuum chamber mounted within a heating chamber or element; and the ceramic forming chamber is mounted within the vacuum chamber.  A press is mounted within vacuum and forming chambers in order to apply pressure to the ceramic material during the heating step and subsequently during the ceramics extrusion step.  The heating chamber applies heat to the vacuum chamber and forming chamber during the sintering and extrusion step.  The forming chamber preferably remains in position within the vacuum chamber during the entire ceramic article manufacturing process.

The Company, on behalf of Ceramext, LLC, has three patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application, the second being a materials composition application, and the third being a new process and apparatus application.  The Ceramext® process patent was filed with the USPTO in March 2003.  The Ceramext® materials composition patent application was filed in September 2005.  The new process and apparatus application was filed in October 2006.  Two responses to the USPTO regarding claims in the Ceramext® process patent application have been completed.  Certain international patents have also been filed or are in the process of being filed. The protection of the Company’s intellectual property is a very high priority and additional patent applications are being prepared to protect the technology during development and commercialization.

D.

Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects.  The mineral exploration industry had been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004. During this period, the gold price increased to an average of $409.72 and has increased annually since.  The lack of interest in minerals over the earlier period led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them.  This led to downsizing of large company exploration departments and many mining industry professionals left the industry.  As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

Gold prices, according to the London P.M. Fix, averaged $409.72/oz in 2004, $444.74/oz in 2005, $603.46 in 2006, $695.39 in 2007 and to April 30, 2008, averaged $922.51/oz.

Market for Stone and Ceramics

The markets for stone and ceramic tile are very large and well established.  According to a recent report in the American Ceramic Society Bulletin, more than 53 billion square feet of ceramic tile was produced worldwide on an annual basis.  North America is a net importer of tile, with a large fraction of tile being consumed in the U.S.  North America (Mexico, U.S. and Canada) consumes about 4.3 billion square feet, or 8% of world production, but produces only 4% (half of that consumed).  The United States imports approximately 80% of the tile sold in its markets.  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  A recent article in Ceramic Industry magazine indicates U.S. tile sales for 2007 are estimated to be 3.14 billion square feet.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The use of stone and ceramic building products in the USA has increased significantly over the last decade. For example, ceramic tile consumption has more than doubled in the past decade, as illustrated in Figure 1 below.

U. S. Ceramic Tile Market
Tile Consumption, millions of sq. m.
300
250
200
150
100
50
0
1975
1980
1985
1990
1995
2000
2005
Year

Figure 1:  Consumption of Ceramic Tile in the U.S.A, 1980 to 2003

(1 sq. meter = 10.76 sq. feet)

[“USA: Steady Growth in Tile Sales”, Tile International, Jan/March, 2004, p. 78-79]

This trend was spurred by the construction boom and by the increased use of tile at the expense of floor coverings like carpet.  Tile consumption in the United States continues to increase at approximately 6% to 8% per annum and future growth is expected to continue.

E.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2007:

	January 1, 2008, to December 31, 2008	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Capital lease	$ 8,358	$ 8,358	$ 8,358	$ 8,358	$ 4,877	$ --	$ 38,309
Operating lease obligations	263,136	263,136	65,784	--	--	--	592,056
Idaho-Maryland property lease (1)	300,000	--	--	--	--	--	300,000
Mineral property option payments (1)	20,000	25,000	25,000	25,000	25,000	25,000	145,000
Ceramext® royalties and payments	160,000	160,000	160,000	160,000	160,000	160,000	960,000
Purchase obligations (3)	5,194,127	---	--	--	--	--	5,194,127
Asset retirement obligations	--	--	--	--	--	--	--
	$ 5,945,621	$ 456,494	$ 259,142	$ 193,358	$ 189,877	$ 185,000	$ 7,229,492

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

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

Safe Harbor

Refer to Page 4 – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. Messrs. Witte, Chang and Sinitsin resigned as officers of the Company effective July 25, 2007, but remain as officers of one of the Company’s wholly-owned U.S. subsidiaries, Golden Bear Ceramics.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-Chief Executive Officers on July 25, 2007.  Mr. Watkinson was the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed COO of the Company on July 25, 2007, and President of the Company on October 16, 2007. Shannon Ross, Chief Financial Officer and Corporate Secretary resigned from both roles subsequent to year-end and was replaced by Jonathan Fogg as Chief Financial Officer and Rodrigo Romo as Corporate Secretary.

Name and Position	Age	Other Principal Directorships	Principal Business Activities Outside the Company

Sargent H. Berner – Co-Chief Executive Officer and Co-Chairman	67

ValGold Resources Ltd., Cream Minerals Ltd., Aurizon Mines Ltd., Sultan Minerals Inc.,  Titan Logix Corp., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships, NovaDX Ventures Corp., Pacific Ridge Exploration Ltd., Bordeaux Energy Inc., Magnate Ventures Inc., Palo Duro Entergy Inc., and Olivut Resources Ltd.

			Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Co-Chief Executive Officer and Co-Chairman	57	ValGold Resources Ltd.	Partner, Bobot & Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	55	ValGold Resources Ltd.	Chief Executive Officer, Valgold Resources Ltd., Chairman of NovaDX Ventures Corp.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	52	ValGold Resources Ltd.	Businessman and Mining Consultant

Robin A.W. Elliott, Director	66	None	Senior Partner, Manning & Elliott, Chartered Accountants

David Watkinson – President and Chief Operating Officer and Director	46	None	None

Ian Chang - Vice President Project Development (to July 25, 2007)	49	None	Consulting Engineer

David Sinitsin – Vice President, Engineering & Procurement (to July 25, 2007)	48	None	Consulting Engineer

Shannon M. Ross - Chief Financial Officer and Corporate Secretary (to March 2008)

Jonathan L. Fogg – Chief Financial Officer (effective April 2008)

Rodrigo Romo – Corporate Secretary (effective April 2008)

	56 35 40	Golden Pacific Capital Corp., Glenthorne Enterprises Inc., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships None None	Chief Financial Officer and Corporate Secretary for ValGold Resources Ltd., Sultan Minerals Inc., and Cream Minerals Corporation None Paralegal – LMC Management Services Ltd.

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

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Mavrix Fund Management Inc. and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He provides consulting services through his company 759924 Ontario Ltd., a private company.

Stephen J. Wilkinson is President and Chief Executive Officer of ValGold Resources Ltd. and Chairman of NovaDX Ventures Corp., a publicly traded junior merchant banking company specializing in raising capital and providing advisory services to early-stage junior resource companies.  Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies.  Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc. (Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario.

William (Bill) J. Witte, P.Eng, Director, has been an officer and director of the Company since June 1999.  From 1995 to joining the Company in 1999, Mr. Witte was self-employed.  From 1992 to 1995 he was an engineering manager and project manager, with Fluor Daniel Wright Inc.  Mr. Witte has more than 30 years of mining, engineering, business, and entrepreneurial experience.  He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia.  His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management.  Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world.  Mr. Witte spends 100% of his time devoted to Golden Bear Ceramics Company.

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

Ian I Chang, P. Eng. has been an officer the Company since November 2003.  From 1999 to 2003, Mr Chang was Director, Sulfuric Acid Business Area, for NORAM Engineering and Constructors and had technical and fiscal responsibility for the business area.  He is a registered professional engineer in the Province of B.C. and has over 20 years of technology management, project and engineering management, commissioning, and mechanical and piping design experience for mining/metallurgical projects and specialty chemical projects.  From 1993 to 1999, he held senior project and engineering management positions with Fluor Daniel and Agra Simons (now AMEC PLC) in Canada and the United States, in the engineering and construction of large-scale mines such as Placer Dome’s Zaldivar copper and Musselwhite gold mines, as well as Battle Mountain Gold’s Korri Kollo gold project.  He has significant experience with both hydrometallurgical (gold, copper, zinc, nickel, silver) and pyrometallurgical (gold, copper, zinc) processes.  Mr. Chang holds B.A.Sc. and M.A.Sc. degrees from the University of British Columbia.

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

Shannon M. Ross, CA, was the Chief Financial Officer and Corporate Secretary of the Company from 2000 to March, 2008.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.  Ms Ross spent approximately 40% of her time on the affairs of the Company during 2007.

Jonathan L. Fogg, CA, has been the Chief Financial Officer of the Company since April 2008. From September 1999 to March 2008, Jonathan worked in the Audit and Assurance Group of PricewaterhouseCoopers LLP in both the Vancouver and Toronto offices. Jonathan holds a Bachelor of Administration degree from the University of Regina and is a Chartered Accountant (CA) in Saskatchewan.

Rodrigo Romo became the Corporate Secretary of Emgold in April 2008 and has been the in-house Securities and Corporate Paralegal since 2001 for LMC Management Services Ltd. ("LMC"), a private company, which provides management, administrative, legal, geological and other services to Emgold and a number of other publicly traded mineral exploration companies. Prior to joining LMC, Mr. Romo was a Securities and Corporate Paralegal with the law firm of Lang Michener LLP.  Mr. Romo holds a two-year Diploma of Technology in Financial Management (Professional Accounting Option) from BCIT (1993) and a two-year Diploma of Paralegal Studies from Capilano College's Institute of Paralegal Studies (2000).

Technical Consultants and Employees

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

Robert R. Pease, R.G. Chief Geologist, has over 30 years of diversified experience in mineral development and engineering geology in the mining and construction industries.  Mr. Pease has an extensive background in mother lode, Sierra Nevada, and basin-range geology applied to industrial minerals and gold, naturally occurring asbestos, surface and underground geologic mapping, drilling and sampling in difficult conditions, fracture-controlled ground water, and engineering geology.  Mr. Pease has also conducted market research analyses of industrial minerals.  He has developed reclamation plans for mining projects, and has conducted annual inspections of mines in Nevada county as the consultant for that lead agency under smara.  He has written documents requiring approval by government agencies, such as application documents for mining projects and hazardous materials plans.  Mr. Pease is a Registered Geologist in California and holds B.S. and M.S. degrees in Geology from University of Nevada.

Carl Frahme, PhD, Director of Product Development and Marketing, has nearly four decades of varied experience in ceramic technology and the ceramic industry.  He has conducted and managed ceramic research and development projects.  He spent two decades in the refractory ceramic fiber insulation industry, supplying materials to the ceramic, metals processing, petroleum refining and processing industries, the OEM market, and other heat processing applications.  His responsibilities in this area have included product development, manufacturing, marketing and sales, business management, and construction project management.  Since 1987 he has had his own ceramic and materials consulting business, Frahme Consulting Services, Inc.  He is currently consulting with the Company to commercialize the Ceramext process for converting mine development rock into high value ceramic products.  Dr. Frahme holds a BS in Metallurgical Engineering from Case Institute of Technology (now Case Western Reserve University) and a Ph.D. in Ceramic Science and Engineering from Rutgers - State University.

Patricia Nelson, Director of Environmental Permitting manages the permitting and environmental compliance programs for the company. She has over 30 years of experience managing and directing multidisciplinary environmental projects for government, industry, and utility organizations that involved regulatory compliance, natural resource development and hazardous waste management. In addition, she has experience directing field work and construction projects; developing and implementing public participation programs; and conducting project specific environmental negotiations among government and industry stakeholders. She has a Bachelor of Science from the University of California at Berkeley, a Masters Degree in Business Administration from the University of San Francisco, and is a Certified Mediator from John F. Kennedy University. Ms. Nelson is also a Registered Environmental Assessor (REA) in California and has extensive hazmat training.

Jim Wood, MSc, P.G., Manager, Material Sciences is responsible for all test work and SPC on feed materials and final products.  He has 24 years of experience in the field of geological materials research.  He has performed microscopic studies of rock and mineral materials using various analytical techniques including X-ray Diffraction mineral analysis, Polarized Light Microscopy and use of the Scanning Electron Microscope/Microprobe.  Jim has worked for Unocal at their Science and Technology Research Center as a mineralogist.  He has also been a forensics consultant on construction materials failure for a number of leading geotechnical consulting firms.  He holds a B.S. degree in Earth Science from California State University, Long Beach and a M.S degree in Geology from California State University at Los Angeles.  He is a registered Professional Geologist in California.

Bob Vilwock, PhD, Senior Process Engineer is responsible for GBC’s intellectual property and performs process R&D.  He has 17 years of engineering and R&D experience primarily in materials science of recycling processes.  He has worked in thermoplastic molding and extrusion, plastic recycling, wood products, electrochemical engineering, chlorine, polyurethane foam, and high-temperature ceramic manufacture.  Bob has held senior technical positions at Dow Chemical and Mobius Technologies.  He holds four U.S. patents, and he is very experienced in intellectual property matters.  Bob holds a B.S.E. in Polymer Science and Engineering from Case Western Reserve University, and a Ph.D. in Chemical Engineering from the University of California at Berkeley.

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

At December 31, 2007, and at April 30, 2008, a total of 15,648,964 and 15,710,970 shares respectively of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 13,698,000 were outstanding under the plan at December 31, 2007 and 13,623,000 were outstanding under the plan at April 30, 2008.

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

Stock Options Outstanding

(at April 30, 2008)

Optionholder Status	Number of Shares	Exercise Price (Cdn$)	Date of Grant	Expiry Date
Directors and Officers of Emgold and Subsidiaries

William J. Witte, Director,	150,000	0.25	November 6, 1999	November 6, 2009
	100,000	0.10	October 12, 2001	October 12, 2011
	600,000	1.00	November 19, 2003	November 19, 2013
	200,000	0.90	July 12, 2004	July 12, 2014
	250,000	0.15	December 11, 2007	December 11, 2012
	1,300,000

Sargent H. Berner Co-Chief Executive Officer, Co-Chairman
	65,000	0.10	October 12, 2001	October 12, 2011
	180,000	1.00	November 19, 2003	November 19, 2013
	150,000	0.90	July 12, 2004	July 12, 2014
	1,500,000	0.15	December 11, 2007	December 11, 2012
	1,895,000
Kenneth Yurichuk Co-Chief Executive Officer, Co- Chairman	150,000	0.29	November 22, 2006	November 22, 2011
	1,500,000	0.15	December 11, 2007	December 11, 2012
	1,650,000
Robin A. W. Elliott Director	150,000	0.29	November 22, 2006	November 22, 2011
	500,000	0.15	December 11, 2007	December 11, 2012
	650,000
David Watkinson President and Chief Operating Officer, Director	150,000	0.29	November 22, 2006	November 22, 2011
	1,000,000	0.15	December 11, 2007	December 11, 2012
	1,150,000

Stephen J. Wilkinson, Director	50,000	1.00	November 19, 2003	November 19, 2013
	10,000	0.90	July 12, 2004	July 12, 2014
	1,000,000	0,15	December 11, 2007	December 11, 2012
	1,060,000

Ian Chang Vice President, Project Development, Golden Bear	150,000	1.00	November 19, 2003	November 19, 2013
	100,000	0.90	July 12, 2004	July 12, 2014
	250,000	0.15	December 11, 2007	December 11, 2012
	500,000

David Sinitsin Vice President, Engineering & Procurement, Golden Bear	150,000	0.29	November 22, 2006	November 22, 2011
	250,000	0.15	December 11, 2007	December 11, 2012
	400,000

Rodrigo Romo Corporate Secretary (effective April 2008)	55,000 5,000 240,000	1.00 0.90 0.15	November 19, 2003 July 12, 2004 December 11, 2007	November 19, 2013 July 12, 2014 December 31, 2012
	300,000

Total Directors/Officers (9 persons)	8,905,000
Total Employees/Consultants (33 persons)	4,718,000
Total Directors/Officers/ Employees/ Consultants	13,623,000

In the year ended December 31, 2006, 100,000 stock options were exercised at Cdn$0.36 and 53,000 were exercised at $0.10.  In the year ended December 31, 2006, 20,000 options exercisable at Cdn$0.90 were cancelled, and 25,000 options exercisable at Cdn$1.00 were cancelled.  For the year ended December 31, 2006, 820,000 options exercisable at Cdn$0.29, were granted to employees, directors and officers.

In the year ended December 31, 2007, 340,000 stock options exercisable at Cdn$0.90, 13,000 options exercisable at Cdn$0.10, 150,000 options exercisable at Cdn$0.60 and 400,000 stock options exercisable at Cdn$1.00 were cancelled, pursuant to the terms of the stock option plan for employees, directors and consultants no longer associated with the Company.  An additional 145,000 options exercisable at Cdn$0.30, and 70,000 options exercisable at Cdn$1.00 expired unexercised.

Subsequent to December 31, 2007, 50,000 stock options exercisable at Cdn$0.90 and 25,000 stock options exercisable at Cdn$1.00 expired unexercised.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

There were no stock options exercised by any of the officers and directors of the Company during the year ended December 31, 2007. Exercisable and unexercisable options and the value of unexercised in the money options are outlined below:

Name	Unexercised Options/SAR's at Fiscal Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options/SAR's at Fiscal Year-End (Cdn$) Exercisable/ Unexercisable
Sargent H. Berner	1,895,000/0	65,850/0
Kenneth Yurichuk	1,650,000/0	60,000/0
Robin A.W. Elliott	650,000/0	20,000/0
Stephen J. Wilkinson	1,060,000/0	40,000/0
William J. Witte	1,300,000/0	18,000/0
David Watkinson	1,150,000/0	40,000/0
David Sinitsin	400,000/0	10,000/0
Ian Chang	500,000/0	10,000/0
Shannon M. Ross	700,000/0	10,000/0

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

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.  As indicated below, the Co-Chief Executive Officers who also serve as directors of the Company received compensation for their services through employment contracts. In addition, the independent directors, Robin A.W. Elliott and Stephen J. Wilkinson each received Cdn $10,000 as quarterly compensation commencing on October 1, 2007.

Employee compensation

Total compensation paid by the Company directly and/or indirectly to all directors and executive officers during the fiscal year ended December 31, 2007, was Cdn$930,308 and $185,000.  Consulting fees of Cdn$57,500 were paid to Kent Avenue Consulting Ltd., for the services of Sargent H. Berner and consulting fees of Cdn$49,000 were paid to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk.  William J. Witte, a director of Emgold, David Watkinson, President and Chief Operating Officer, Shannon Ross, Emgold’s Secretary and Chief Financial Officer until March 31, 2008, and Ian Chang, Vice President, Project Development, David Sinitsin, Vice President, Engineering & Procurement are each a “Named Executive Officer” of Emgold for the purposes of the following disclosure.  The compensation paid to each of the Named Executive Officers during Emgold’s three most recently completed financial years is as set out below, in Canadian dollars:

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (Note 2)	Year	Salary (Note 1)	Bonus Other Annual	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#) (Notes 3 and 4)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Sargent H. Berner Co-Chief Executive Officer and Co-Chairman	2007	NIL	Cdn$7,000	Cdn$57,500	1,500,000

Kenneth Yurichuk Co-Chief Executive Officer and Co-Chairman	2007	NIL	Cdn$7,000	Cdn$42,000	1,500,000
William J. Witte Former President, Chief Executive Officer and Current Director	2007	Cdn$104,547	Nil	Cdn$140,000	250,000	Nil	Nil	Nil
	2006	Cdn$124,408	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$124,029	Nil	Nil	Nil	Nil	Nil	Nil
Shannon M. Ross Chief Financial Officer and Corporate Secretary	2007	Cdn$45,098	Nil	Nil	250,000	Nil	Nil	Nil
	2006	Cdn$46,396	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$59,164	Nil	Nil	Nil	Nil	Nil	Nil
David Watkinson, Vice President, Operations	2007	$185,000	$7,000	Nil	1,000,000	Nil	Nil	Nil
	2006	$107,918	Nil	Nil	150,000	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--
Ian Chang Vice President, Project Development	2007	Cdn$169,874	Nil	94,212	250,000	Nil	Nil	Nil
	2006	Cdn$126,536	Nil	Nil	Nil	Nil	Nil	Nil
	2005	Cdn$126,158	Nil	Nil	Nil	Nil	Nil	Nil
David Sinitsin, Vice President, Engineering and Construction	2007	Cdn$153,743	Nil	95,333	250,000	Nil	Nil	Nil
	2006	Cdn$109,074	Nil	Nil	150,000	Nil	Nil	Nil
	2005	--	--	--	--	--	--	--

Note 1:  During the years ended December 31, 2007, 2006 and 2005, management, administrative, geological and other services were provided on a full cost recovery basis by LMC Management Services Ltd. (“LMC”).  The Company reimburses LMC for the salaries paid to the Canadian employees and officers on a full cost recovery basis.

Note 2:  Messrs. Witte, Chang and Sinitsin resigned as officers of the Company effective July 25, 2007, but remain as officers of one of the Company’s wholly-owned U.S. subsidiaries.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-CEOs on July 25, 2007.  Mr. Watkinson was the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed COO of the Company on July 25, 2007, and President of the Company on October 16, 2007. Shannon Ross, Chief Financial Officer and Corporate Secretary resigned from both roles subsequent to year-end and was replaced by Jonathan Fogg as Chief Financial Officer and Rodrigo Romo as Corporate Secretary.

Note 3:  The 2007 incentive stock options were granted December 11, 2007, and are exercisable at $0.15 per Share until December 11, 2012.

Note 4:  The 2006 incentive stock options were granted November 22, 2006, and are exercisable at $0.29 per Share until November 22, 2011.

Employment Contracts:

Emgold and its subsidiaries have employment contracts with the Co-Chief Executive Officers, Sargent H. Berner and Kenneth Yurichuk. Mr Berner and Yurichuk are also Co-Chairs of the Company. Compensation of Cdn $7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 and to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007. Prior to the commencement of the employment contracts, the Company paid Kent Avenue Consulting Ltd. Cdn $36,500 in consulting fees for the period from January 1, 2007 – September 30, 2007. In the event of termination (including termination upon a change in control), other than for cause, each of the Named Executive Officers may be entitled to receive a payment.

Emgold and its subsidiaries have no other compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in Emgold’s most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control.

C.

Board practices

All directors were elected at the June 20, 2007, annual general meeting and have a term of office expiring at the next annual general meeting of Emgold held on June 20, 2008.  All officers have a term of office lasting until their removal or replacement by the Board of Directors. Each of the Directors was reappointed at the June 20, 2008 Annual General Meeting.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Stephen Wilkinson and Mr. Robin A.W. Elliott were appointed to the Board as independent directors.  Mr. John K. Burns, formerly an independent director, resigned for personal reasons during 2007. As such, the number of directors is five.  Mr. William Witte is related due to holding an executive position with the Company until August 2008 and due to holding an executive position in the Company’s subsidiary, Golden Bear Ceramics.

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

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director	June 16, 1999 (Executive Vice President and Director). July 19, 2002 to July 25, 2007 (President and Chief Executive Officer), July 25, 2007 to present, Director
Sargent H. Berner	Co-Chairman and Co-Chief Executive Officer	May 13, 1991 – August 1, 2007 (Director), July 25, 2007 – Present, Co-Chairman and Co-Chief Executive Officer
John King Burns	Non-executive Chairman until July 27, 2007.	June 8, 2005, as Chairman, June 18, 2003 as Director and June 16, 2004 as Lead Director until July 27, 2007
Robin A.W. Elliott	Director	Director since June 22, 2006
Kenneth Yurichuk	Co-Chairman and Co-Chief Executive Officer	Director since June 22, 2006, Co-Chairman and Co-Chief Executive Officer from July 25, 2007 – Present
David Watkinson	Director and President and Chief Executive Officer effective August 2007.	June 5, 2006 to July 25, 2007 (Vice-President Operations), July 25, 2007 to present, Chief Operating Officer and October 14, 2007 to present, President and Chief Operating Officer
David Sinitsin	Vice President, Engineering and Procurement, Golden Bear	May 1, 2006 to July 25, 2007, Vice-President, Engineering and Procurement Emgold and Golden Bear, July 25, 2007 to present Vice-President, Engineering and Procurement, Golden Bear Ceramics
Ian Chang	Vice President Project Development, Golden Bear	November 5, 2003 to July 25, 2007 Vice President Project Development, Emgold and Golden Bear. July 25, 2007 to present, Vice President Project Development, Golden Bear Ceramics.
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	June 20, 2000, and January 31, 2000, respectively to March 31, 2008.

Audit Committee

Robin A. W. Elliott, Kenneth Yurichuk and Stephen J. Wilkinson are currently the members of Emgold’s audit committee.  The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold’s annual general meeting.  The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval.  The Committee is also available to assist the board if required with matters relating to the appointment of Emgold’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance Committee are Messrs. Wilkinson, Yurichuk and Elliott.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board and for evaluating the performance of the board.

D.

Employees

At December 31, 2007, Emgold had six employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation administrative functions are primarily provided through LMC Management Services Ltd. (“LMC”) (see Item 7).

E.

Share ownership

Common Shares

Name of Beneficial Owner	Stock Options Included in Beneficial Ownership	Amounts and Nature of Beneficial Ownership(1)	Percent of Class*
William J. Witte	1,300,000	2,155,040	0.79%
Sargent H. Berner	1,895,000	2,684,668	0.99%
Ian Chang	500,000	571,000	0.21%
Stephen J. Wilkinson	1,060,000	1,610,000	0.59%
Robin A.W. Elliott**	650,000	882,500	0.32%
Kenneth Yurichuk	1,650,000	1,750,000	0.64%
David Watkinson	1,150,000	1,463,000	0.54%
David Sinitsin	400,000	400,000	0.14%
Shannon M. Ross	700,000	850,000	0.31%
	9,305,000	12,366,208	4.55%

*Based on 156,489,642 shares outstanding as of December 31, 2007 (271,621,307 fully diluted), including common shares, stock options and warrants held by each beneficial owner.

** All of Mr. Elliott’s common shares and share purchase warrants are held indirectly in the name of Gower Point Investments Ltd., a private holding company controlled by Robin A. W. Elliott and his spouse

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  As of December 31, 2007, and April 30, 2008, there are two holders of 5% or more of the common shares of Emgold.

The first holder with greater than 5% of the Company’s common shares at December 31, 2007, is RAB Special Situations, holding 31,120,540 common shares or 19.89% of the issued and outstanding common shares.  At December 31, 2006 they held 6,000,000 common shares or 7.16% of the issued and outstanding common shares. They did not hold a significant number of common shares in prior years.

The second holder with greater than 5% of the Company’s common shares at December 31, 2007, is Galaxy Fund, Inc., holding 12,400,000 common shares or 7.92% of the issued and outstanding common shares.  At December 31, 2006 and 2005, they held 12,400,000 common shares or 14.80% and 18.92%, respectively of the issued and outstanding common shares.  They did not hold any common shares of the Company in prior years.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2007, Emgold had authorized an unlimited number of common shares without par value of which 156,489,642 were issued and outstanding, and an unlimited number of preference shares of which 3,948,428 Series A First Preference Shares were issued and outstanding.

As of April 30, 2008, there were 598 registered shareholders of record holding a total of 157,109,642 common shares of Emgold.  To the best of Emgold’s knowledge there were 261 registered shareholders of record with registered addresses in Canada, 327 shareholders of record with registered addresses in the United States and 10 shareholders of record with registered addresses in other countries holding approximately 123,370,741 (78.5%), 18,725,746 (11.9%) and 15,013,155 (9.6%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2007, and the date hereof, except as noted below.

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

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $750,624 is the value included in debt as preference shares.  At December 31, 2007, $284,146 (December 31, 2006, $194,148) has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

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

Other Related Party Transactions in the Three Years Ended December 31, 2007, 2006 and 2005

During the year ended December 31, 2004, the Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext® technology.  The technology was licensed from Ceramext, LLC, a private company controlled by Ross Guenther, a former director of the Company.  Under the terms of the agreement, the Company has paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following advance minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  All payments have been made to date.  Negotiations for the rights to the Ceramext® technology with Mr. Guenther were conducted in an arms-length manner.  Mr. Guenther abstained from voting on the transaction as he was a director of the Company at the time.

During 2007, consulting fees of $58,566 (2006 - $33,353), (2005 - $6,393) were paid indirectly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

During 2007, consulting fees of $49,430 (2006 - $Nil) (2005 - $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

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

Legal Proceedings

Emgold is not involved in any litigation or legal proceedings and to Emgold’s knowledge no material legal proceedings involving Emgold or any of its subsidiaries are presently anticipated to be initiated.

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

THE OFFER AND LISTING

A.

Offer and listing details

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to April 30, 2008.

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Annual
2008 (to April 30, 2008)	0.28	0.13	23,646,100
2007	0.35	0.11	40,934,300
2006	0.99	0.27	28,111,000
2005	0.83	0.27	10,203,500
2004	1.55	0.58	9,586,000
2003	1.50	0.35	8,105,780

TSX Venture: EMR – Trading in Canadian Dollars
	High	Low	Volume
	($)	($)
Calendar 2008
First quarter	0.28	0.13	18,071,500

Calendar 2007
First Quarter	0.35	0.26	3,606,500
Second Quarter	0.32	0.16	10,479,200
Third Quarter	0.20	0.11	10,308,400
Fourth Quarter	0.20	0.11	16,540,200

Calendar 2006
First Quarter	0.77	0.42	7,314,300
Second Quarter	0.99	0.61	7,798,100
Third Quarter	0.89	0.48	4,262,900
Fourth Quarter	0.58	0.27	8,735,700

Month ended
April 30, 2008	0.18	0.14	5,574,600
March 31, 2008	0.19	0.13	5,039,500
February 28, 2008	0.20	0.16	4,507,100
January 31, 2008	0.28	0.16	8,524,900
December 31, 2007	0.20	0.11	5,217,200
November 30, 2007	0.15	0.12	3,585,500
October 31, 2007	0.14	0.11	7,737,500
September 30, 2007	0.15	0.11	6,551,700
August 31, 2007	0.19	0.14	1,924,800
July 31, 2007	0.20	0.17	1,831,900
June 30, 2007	0.27	0.16	4,146,000
May 31, 2007	0.30	0.22	3,249,000
April 30, 2007	0.32	0.26	3,084,200

The high, low and closing price of the Company’s common stock was Cdn$0.18, Cdn$0.17 and Cdn$0.18 on April 30, 2008.  The Company’s common stock is issued in registered form.

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

Some of the significant provisions under British Columbia law and Emgold’s Articles relating to the common shares may be summarized as follows:

Capital Increases and Other Changes

Authorized capital increases as well as other changes to the constituting documents require the approval of the majority of votes of shareholders at a duly convened meeting.

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

No Limitation on Foreign Ownership

There are no limitations under Emgold’s Articles or in the BCA on the right of persons who are not residents of Canada or foreign shareholders to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

Dividends may be declared by the Board out of available assets and are paid rateably to holders of common shares.  No dividend may be paid if Emgold is, or would thereby become, insolvent.

Voting Rights

Each Emgold common share is entitled to one vote on matters to which common shares ordinarily vote including the election of directors, appointment of auditors and approval of corporate changes.  There are no cumulative voting rights applicable to Emgold.  At an annual meeting of shareholders, subject to the BCA, general meeting resolutions are decided by a show of hands, or upon request, by a poll.  A simple majority is required to pass an ordinary resolution.

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

1.

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments are currently $21,928 per month and increase by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to April 1, 2010.  The company has an option to purchase, and the purchase price, if exercised in fiscal 2008, would be $3.06 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

2.

A five-year lease (as amended) initially, had a term commencing on June 1, 2002, and ending on May 31, 2007, with the owners of the Idaho-Maryland Mine.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly on February, May, August and November 1st, commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.

3.

The Company signed an agreement with Ceramext, LLC, a private company controlled by Ross Guenther, to develop and use the Ceramext® process.  Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  Pursuant to the terms of the agreement, Emgold paid $100,000 and issued 200,000 common shares to Ceramext, LLC.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005; $10,000 per quarter in 2006; $20,000 per quarter in 2007; and $40,000 per quarter thereafter.  All payments required under the agreement have been made to date.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Emgold’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Emgold.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2008 is Cdn$295 million.  A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

This summary is based on the current provisions of the Tax Act including all regulations there under, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency.  It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account provincial, U.S., state or other foreign income tax law or practice.  The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder’s particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

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

The following is a discussion of material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of Emgold.  This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences. (see “Taxation – Material Canadian Federal Income Tax Consequences for United States Residents” above) for Canadian tax consequences.  Accordingly, we strongly recommend that holders and prospective holders of common shares of Emgold consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of Emgold, based upon their individual circumstances.

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

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of Emgold who is a citizen or individual resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code.  This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services.  This summary is limited to U.S. Holders who own common shares as capital assets, within the meaning of Section 1221 of the Code, and who own (directly and indirectly, pursuant to applicable rules of constructive ownership) no more than 5% of the value of the total outstanding stock of Emgold.  This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to persons holding common shares through a partnership.

Distribution on Common Shares of Emgold

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Emgold are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Emgold has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current and accumulated earnings and profits of Emgold, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Disposition of Common Shares of Emgold

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders will recognize gain or loss upon the sale of common shares of Emgold equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of Emgold.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Emgold will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2007, and at least certain prior fiscal years.  In addition, Emgold may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to, will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Other than the foreign exchange loss or gain related to the dividends payable on the convertible preference shares described below, the Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain losses incurred in fiscal 2007 were $63,988 on $6.1 million in expenditures, a nominal amount relating primarily to the preference shares described below as well as Canadian dollar denominated cash and working capital items.

Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.  Foreign exchange loss on the debt conversion to United States dollars was $111,078 in fiscal 2007 compared to a gain of $1,616 in fiscal 2006 which are not significant to the operations of the Company.

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

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a)  Evaluation of disclosure controls and procedures.

The Company maintains disclosure controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 is (1) recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms and (2) accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management has carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2007.  This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive and Chief Financial Officers.  Based upon that evaluation, our Chief Executive and Chief Financial Officers concluded that our company's disclosure controls and procedures are sufficiently designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles effective as at the end of the period covered by this report.

b)  Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of our Co-Chief Executive Officers and of the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2007, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2007. However, certain weaknesses do arise, primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in smaller companies.  As a consequence of this situation: (i) it is not feasible to achieve the complete segregation of duties; and (ii) the Company is unable to design internal controls “in house” providing independent review at a sufficient level of expertise in complex areas of financial accounting, such as taxation and the Canadian to U.S. GAAP reconciliation.

The Company believes that the weaknesses identified in its systems of internal control are mitigated by the thorough review of the Company’s financial statements by senior management, the Audit Committee of the Board and by consulting with external experts.  In addition, senior management is active in the Company’s day-to-day operations and in monitoring the Company’s financial reporting.  Regardless, these mitigating factors cannot completely eliminate the possibility that a material misstatement will occur as a result of the weaknesses identified in the Company’s internal controls over financial reporting.  A cost effective system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are achieved.

(c) Attestation Report of registered public accounting firm

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this Annual Report.

d)   Changes in internal controls over financial reporting .

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERTS

Composition of the Audit Committee

The members of the audit committee are Messrs Robin A.W. Elliott, Kenneth Yurichuk and Stephen J. Wilkinson.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company.  A material relationship means a relationship, which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.  None of the current members of the board have a material relationship with the Company, although Mr. Yurichuk provides consulting services through a private company which he controls,759924 Ontario Ltd.which earned $49,430  in the year ended December 31, 2007, and as such, is not considered to be independent.  No fees are paid to Mr. Stephen J. Wilkinson or Mr. Robin A. W. Elliott.

At the date of this Annual Report on Form 20-F, the Company is in compliance with the audit committee composition rule set out in Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), the Canadian regulatory policy respecting audit committees, as a majority of the members of the audit committee are considered independent.

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

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2007, and to the date of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended December 31,
Services:	2007 (Cdn$)	2006 (Cdn$)
Audit fees	$ 58,948	$ 40,000
Audit-related fee	7,949	3,332
Tax fees	12,250	6,500
All other fees	400	165
Total fees	$ 79,547	$ 49,997

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

During the year ended December 31, 2007, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in United States dollars and are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as disclosed in Note 14 to the consolidated financial statements.

The following statements and notes thereto as required under Item 17 are attached hereto and found immediately following the text of this Annual Report.  The audit report of PricewaterhouseCoopers LLP, independent Chartered Accountants, is included herein immediately preceding the consolidated financial statements.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Financial Statements:

(i)

Auditors’ Reports on the consolidated balance sheets as at December 31, 2007 and 2006, and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the three years ended December 31, 2007, 2006 and 2005;

(ii)

Consolidated balance sheets as at December 31, 2007 and 2006;

(iii)

Consolidated statements of operations, comprehensive loss and deficit, shareholder’s equity, and cash flows for each of the three years ended December 31, 2007, 2006 and 2005;

(iv)

Consolidated statements of changes in cash flows for the periods referred to in (iii) above;

(v)

Notes to the consolidated financial statements.

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year.

Exhibit Number	Description

1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust
4.3*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman
4.4*	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther)
6.1	Calculation of earnings per share – N/A
7.1	Explanation of calculation of ratios – N/A
8.1*	List of subsidiaries
11.1*	Code of Ethics
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
99.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited
99.2*

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

EMGOLD MINING CORPORATION

Per:

/s/ Sargent H. Berner

Sargent H. Berner, Co-Chief Executive Officer

/s/ Kenneth Yurichuk

Kenneth Yurichuk, Co-Chief Executive Officer

DATED:

June 26, 2008

EMGOLD MINING CORPORATION

(an exploration stage company)

CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31, 2007, 2006 and 2005

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Emgold Mining Corporation (“the Company”) have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and reflect management’s best estimates and judgement based on currently available information.

The Audit Committee of the Board of Directors, consisting of three independent directors, meets periodically with management and the independent auditors to review the scope and results of the annual audit, and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The Company’s independent auditors, PricewaterhouseCoopers LLP, who are appointed by the shareholders, conducted an audit in accordance with Canadian generally accepted auditing standards. Their report outlines the scope of their audit and gives their opinion on the consolidated financial statements.

Management has developed and maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded, transactions are authorized and financial information is accurate and reliable.

signed “Sargent H. Berner”

signed “Jonathan Fogg”

Co-Chief Executive Officer

Chief Financial Officer

Vancouver, B.C., Canada
April 24, 2008

 Auditors’ Report

To the Shareholders of

Emgold Mining Corporation

We have audited the consolidated balance sheets of Emgold Mining Corporation (“the Company”) as at December 31, 2007 and 2006 and the consolidated statements of operations, comprehensive loss and deficit, shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 24, 2008

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated April 24, 2008 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are properly accounted for and adequately disclosed in the consolidated financial statements.

signed “PricewaterhouseCoopers LLP”

Chartered Accountants

Vancouver, B.C., Canada

April 24, 2008

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Balance Sheets

(expressed in United States dollars)

	December 31, 2007	December 31, 2006

Assets

Current assets
Cash and cash equivalents	$ 176,881	$ 2,504,377
Short-term investments	4,640,637	--
Accounts receivable	103,147	14,646
Due from related party (note 8)	100,493	235,410
Prepaid expenses and deposits	260,463	170,589
	5,281,621	2,925,022

Other	8,061	7,007
Property and equipment (note 4a)	274,565	421,949
Mineral property interests (note 4c)	942,448	910,672

	$ 6,506,695	$ 4,264,650

Liabilities and Shareholders’ Equity

Current liabilities
Accounts payable and accrued liabilities	$ 325,924	$ 249,873
Due to related parties (note 8)	386,369	195,483
Capital lease obligation (note 5)	5,843	5,365
	718,136	450,721
Capital lease obligation (note 5)	25,661	31,504
Convertible preference shares (Note 6(b))	750,624	626,724
	1,494,421	1,108,949

Shareholders’ equity
Share capital	38,231,882	33,062,945
Equity component of convertible preference shares (Note 6(b))	90,902	90,902
Warrants	3,049,862	1,085,434
Contributed surplus	2,972,267	2,412,930
Accumulated other comprehensive loss (note 3(c))	(577,456)	(577,456)
Deficit	(38,755,183)	(32,919,054)
	5,012,274	3,155,701

	$ 6,506,695	$ 4,264,650

Nature of operations and going concern (note 1)

Commitments (notes 4, 6 and 10)

See accompanying notes to consolidated financial statements.

Approved by the Directors

“Robin A. W. Elliott”

“Stephen J. Wilkinson”

Robin A. W. Elliott

Stephen J. Wilkinson

Director

Director

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Operations, Comprehensive Loss and Deficit

(expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005

Expenses
Amortization	$ 76,423	$ 88,291	$ 61,400
Accretion of debt portion of preference shares (note 6(b))	12,822	14,469	16,448
Ceramext™ research costs (note 15)	629,148	1,590,754	1,769,659
Exploration costs (note 16)	3,188,134	1,796,199	1,668,224
Foreign exchange loss	63,988	15,771	8,148
Finance expense	54,692	48,614	44,966
Legal, accounting and audit	107,383	115,352	114,557
Management and consulting fees (note 8)	107,996	60,827	31,582
Office and administration	372,647	451,710	448,357
Other consulting fees	18,844	30,089	68,600
Salaries and benefits	798,509	573,250	558,717
Shareholder communications	209,700	192,248	288,216
Stock-based compensation	399,830	65,526	143,979
Travel	104,057	126,360	131,770
Loss for the year before interest income	6,144,173	5,169,460	5,354,623

Interest income	(86,310)	(45,133)	(109,458)

Loss for the year before income taxes	6,057,863	5,124,327	5,245,165

Future Income tax recovery (note 7)	(221,734)	--	--

Net loss and comprehensive loss for the year	5,836,129	5,124,327	5,245,165

Deficit, beginning of year	32,919,054	27,794,727	22,549,562

Deficit, end of year	$ 38,755,183	$ 32,919,054	$ 27,794,727

Loss per share – basic and diluted	$0.06	$0.08	$0.09

Weighted average number of common shares outstanding	102,077,466	67,199,081	57,782,811

Total common shares outstanding, end of year	156,489,642	83,759,406	65,538,099

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION
(an exploration stage company)

Consolidated Statements of Shareholders’ Equity

Years ended December 31, 2007, 2006 and 2005

(expressed in United States dollars)

	Common Shares Without Par Value		Preference Shares	Warrants	Contributed Surplus	Accumulated Other Comprehensive Loss	Deficit	Total Shareholders’ Equity
	Shares	Amount
Balance, December 31, 2004	47,158,099	$ 22,819,677	$ 90,902	$ --	$ 2,128,708	$ (577,456)	$ (22,549,562)	$ 1,912,269
Shares issued for cash:
Private placement at Cdn$0.50	18,360,000	7,050,466	--	--	--	--	--	7,050,466
Stock options exercised	20,000	4,433	--	--	--	--	--	4,433
Stock-based compensation	--	--	--	--	190,326	--	--	190,326
Loss for the year	--	--	--	--	--	--	(5,245,165)	(5,245,165)
Balance, December 31, 2005	65,538,099	29,874,576	90,902	--	2,319,034	(577,456)	(27,794,727)	3,912,329
Shares issued for cash
Private placement at Cdn$0.60, less share issue costs	1,426,202	632,895	--	65,198	--	--	--	698,093
Private placement at Cdn$0.26, less share issue costs	14,344,105	1,907,693	--	939,089	--	--	--	2,846,782
Flow-through private placement at Cdn$0.38, less share issue costs	2,238,000	581,896	--	81,147	--	--	--	663,043
Stock options exercised	153,000	50,629	--	--	(13,566)	--	--	37,063
Shares issued for other than cash
Stewart Property payment at Cdn$0.29	60,000	15,256	--	--	--	--	--	15,256
Stock-based compensation	--	--	--	--	107,462	--	--	107,462
Loss for the year	--	--	--	--	--	--	(5,124,327)	(5,124,327)
Balance, December 31, 2006	83,759,406	33,062,945	90,902	1,085,434	2,412,930	(577,456)	(32,919,054)	3,155,701
Future income tax – flow through shares	--	(221,734)	--	--	--	--	--	(221,734)
Private placement at Cdn $0.11 less share issue costs	72,730,236	5,390,671	--	1,964,428	--	--	--	7,355,099
Stock based compensation	--	--	--	--	559,337		--	559,337
Loss for the year	--	--	--	--	--	--	(5,836,129)	(5,836,129)
Balance, December 31, 2007	156,489,642	$ 38,231,882	$ 90,902	$ 3,049,862	$ 2,972,267	$ (577,456)	$ (38,755,183)	$ 5,012,274

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Consolidated Statements of Cash Flows

 (expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005

Cash provided by (used for):
Operations:
Loss for the year	$ (5,836,129)	$ (5,124,327)	$ (5,245,165)
Items not involving cash
Amortization	156,276	158,181	260,315
Stock-based compensation	559,337	107,462	190,326
Accretion of debt component of preference shares	12,822	14,469	16,448
Gain on sale of property and equipment	(3,298)	--	--
Future income tax recovery	(221,734)	--	--
Unrealized foreign currency (gain) / loss	110,024	(1,604)	19,274
Changes in non-cash operating working capital
Accounts receivable	(88,501)	25,594	33,839
Due to/from related parties	325,803	(81,976)	154,489
Prepaid expenses and deposits	(89,874)	(28,289)	(99,542)
Accounts payable and accrued liabilities	77,043	(192,798)	86,163
	(4,998,231)	(5,123,288)	(4,583,853)
Investing activities:
Mineral property acquisition costs	(31,776)	(35,885)	(61,575)
Short-term investments	(4,640,637)	2,735,570	(1,899,946)
Proceeds on disposition of equipment	10,000	31,400	--
Equipment additions	(15,594)	(46,340)	(290,526)
	(4,678,007)	2,684,745	(2,252,047)
Financing activities:
Common shares and warrants issued for cash	7,354,107	4,256,515	7,054,899
Capital lease payments	(5,365)	(1,964)	--
	7,348,742	4,254,551	7,054,899

(Decrease) increase in cash and cash equivalents during the year	(2,327,496)	1,816,008	218,999
Cash and cash equivalents, beginning of year	2,504,377	688,369	469,370

Cash and cash equivalents, end of year	$ 176,881	$ 2,504,377	$ 688,369

Cash and Cash Equivalents consist of:
Cash Term deposits	146,590 30,291	765,246 1,739,131	688,369 --

Supplementary cash flow information (Note 11)

See accompanying notes to consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

1.

Nature of operations and going concern

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles (“Canadian GAAP”) applicable to a going concern.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

Emgold Mining Corporation (the “Company”) incurred a loss of $5,836,129 for the year ended December 31, 2007, and had net current assets of $4,563,485 and an accumulated deficit of $38,755,183 at December 31, 2007.  Operations for the year ended December 31, 2007, have been funded primarily from proceeds from the issuance of capital stock.

The Company’s current financial position and forecast cash flow requirements for the next year to meet its mineral property requirements and corporate requirements indicate that there is substantial doubt about the ability of the Company to continue as a going concern.

The Company’s ability to continue operations is contingent on its ability to obtain additional financing. Management is confident that it will be able to secure the necessary financing; however, there is no assurance that management will be successful in achieving this objective.

These consolidated financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

2.

Significant accounting policies

(a)

Basis of presentation

These consolidated financial statements have been prepared using Canadian GAAP and include the accounts of the Company and its wholly owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.  As described in note 14, accounting principles generally accepted in Canada differ in certain material respects from accounting principles generally accepted in the United States.

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

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition. Cash and cash equivalents are recorded at fair value and changes in fair value are reflected in the consolidated statements of operations.

(d)

Short-term investments

Short-term investments comprise investments in guaranteed investment certificates due to mature within one year from the date of purchase and are recorded at fair value Changes in fair value are reflected in the consolidated statements of operations.

(e)

Equipment

Equipment is recorded at cost and amortization begins when the asset is put into service.  Amortization is recorded on a straight-line basis over five years for plant and field equipment, office furniture and equipment, research equipment and vehicles and over three years for computer hardware and software, and over the term of the lease for leasehold improvements.

(f)

Mineral property interests

Mineral property acquisition costs are capitalized and deferred until the mineral property to which they relate is placed into production, sold, allowed to lapse, or is determined to be impaired.  These costs are amortized over the estimated life of the property following commencement of commercial production or will be written off or down if the property is sold, allowed to lapse, or is determined to be impaired.

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

Management reviews the carrying value of mineral properties whenever events or circumstances indicate they may be impaired by comparing the carrying value to the estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition.  If impairment is indicated, an impairment loss is recorded, calculated as the amount by which the carrying amount of the mineral property exceeds the estimated discounted future cash flows from the asset.

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

(g)

Exploration and development costs

Exploration and development expenditures are expensed until the Company has determined that the property is economically viable and a production decision is made.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(h)

Ceramics technology research and development costs

Research costs are expensed as incurred.  Development costs are deferred to the extent they meet Canadian generally accepted accounting principles criteria for deferral and subsequent amortization.  The Company reassesses whether it has met the relevant criteria for continued deferral and amortization at each reporting date.

(i)

Option and royalty agreements

Option payments and certain royalties are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis.  Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and royalty payments received are in excess of costs incurred and then are credited to operations.

(j)

Translation of foreign currencies

Balances denominated in currencies other than the U.S. dollar and the financial statements of integrated foreign operations are translated into U.S. dollars using the temporal method.  Under this method, monetary items are translated at the rate of exchange in effect at the period-end.  Non-monetary items are translated at historical exchange rates.  Revenue and expense items are translated at the average exchange rates prevailing during the period, except for depreciation and amortization, which are translated at the same exchange rates as the assets to which they relate.  Exchange gains and losses are included in net income in the current period.

(k)

Flow-through common shares

Under the Canadian Income Tax Act, an enterprise may issue securities referred to as flow-through shares.  These instruments permit the enterprise to renounce, or transfer to the investor the tax deductions associated with an equal amount of qualifying resource expenditures.  In accordance with Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3465 – Income Taxes, and Emerging Issues Committee Abstract 146 – Flow-through shares, the Company records a future income tax liability on the date that the Company files the renouncement documents with the tax authorities, provided that there is reasonable assurance that the expenditures will be made.   At the time of recognition of the future income tax liability, an offsetting reduction to share capital is made.

(l)

Income taxes

Future income taxes are calculated using the asset and liability method.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using the substantively enacted tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  If realization of future income tax assets is not considered more likely than not, a valuation allowance is provided.

(m)

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

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(n)

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

(o)

Stock-based compensation

The Company recognizes stock compensation expense based on the estimated fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model.  The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus.  Proceeds arising from the exercise of options are credited to share capital.

(p)

Recent accounting pronouncements

Recent accounting pronouncements issued which may affect the Company in the future are as follows:

Capital disclosures

CICA handbook section 1535, “Capital Disclosures”, establishes standards for disclosing information about the Company’s capital and how it is managed.

This standard is effective for interim and annual financial statements beginning on or after October 1, 2007. The Company is currently evaluating the impact of adoption of this new standard on the disclosures in the consolidated financial statements.

Financial instruments disclosures

In February 2007, the CICA issued handbook section 3862, “Financial Instruments – Disclosure” and section 3863 “Financial Instruments – Presentation” which are effective for fiscal years beginning on or after October 1, 2007. CICA handbook section 3862, “Financial Instruments – Disclosures”, requires entities to provide disclosure of quantitative and qualitative information in their financial statements. This information enables users to evaluate the significance of financial instruments on the Company’s operations and the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date. The Company will be required to disclose the measurement bases used for its financial instruments as well as the criteria used to determine the classification for different types of instruments.

The purpose of CICA handbook section 3863 “Financial Instruments – Presentation” is to enhance the financial statement users’ understanding of the significance of financial instruments to the Company’s financial position, performance and cash flows.

The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

General standards on financial statement presentation

CICA handbook section 1400, “General Standards on Financial Statement Presentation”, has been amended to include requirements to assess and disclose a Company’s ability to continue as a going concern. The changes are effective for interim and annual financial statements beginning January 1, 2008. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

Goodwill and intangible assets

CICA handbook section 3064, “Goodwill and intangible assets”, establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets by profit-oriented enterprises.  The effective date of this new standard applies to fiscal years beginning January 1, 2009. The Company is currently evaluating and determined the impact of the adoption of these changes on the disclosure in the consolidated financial statements.

3.

Change in accounting policies

(a)   Financial instruments

Effective January 1, 2007, the Company has adopted new CICA handbook sections 3855 “Financial Instruments – Recognition and Measurement” and 3861 “Financial Instruments – Disclosure and Presentation”.

Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except as indicated in part (c) below. The adoption of these handbook sections had no impact on opening retained earnings.

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which are measured at fair value.

Accounts receivable, amounts due from related parties and deposits are classified as loans and receivables, which are measured at amortized cost. Accounts payable, accrued liabilities, amounts due to related parties and convertible preference shares, are classified as other financial liabilities and are measured at amortized cost.

(b)

Hedges

Effective January 1, 2007, the Company has adopted the new CICA handbook section 3865 “Hedges”. The Company has not previously undertaken hedging activities and thus the adoption of this section has no impact on the consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Comprehensive income / (loss)

Effective January 1, 2007, the Company adopted the new CICA handbook section 1530 “Comprehensive Income”. Comprehensive income represents the change in net assets resulting from transactions, events and circumstances from sources other than shareholders and includes items that would normally be included in net income such as unrealized gains and losses on available-for-sale investments.

The Company’s comparative statements were adjusted to reflect application of this section on the cumulative translation adjustment (“CTA”) balance. Effective January 1, 2007, losses previously recorded from the translation of the consolidated financial statements into United States dollars for reporting purposes are now presented as accumulated other comprehensive loss as a separate component of shareholders’ equity in the consolidated balance sheets. Upon adoption of the new standards these losses were included in CTA as part of shareholders’ equity. This resulted in an adjustment of $577,456 to reclassify the CTA of $577,456 at January 1, 2007 to accumulated other comprehensive income.

4.

Property and equipment

(a)

Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 249,472	$ 146,719	$ 102,753
Office furniture and equipment	77,018	41,675	35,343
Research equipment	163,466	78,732	84,734
Computer hardware and software	122,260	102,721	19,539
Leasehold improvements	127,324	122,311	5,013
Vehicle – held under capital lease	38,833	11,650	27,183
Total	$ 778,373	$ 503,808	$ 274,565

December 31, 2006	Cost	Accumulated Amortization	Net Book Value
Plant and field equipment	$ 248,980	$ 97,044	$ 151,936
Office furniture and equipment	65,857	26,796	39,061
Research equipment	173,464	49,706	123,758
Computer hardware and software	119,721	81,690	38,031
Leasehold improvements	126,798	92,585	34,213
Vehicle – held under capital lease	38,833	3,883	34,950
Total	$ 773,653	$ 351,704	$ 421,949

Research equipment is being used for research and development of the Ceramext™ Process.

(b)

Ceramext™ Process

The Company signed an exclusive worldwide license agreement with Ceramext, LLC to develop and use the Ceramext™ process to convert mine tailings and other waste materials into ceramics.

Under the terms of the agreement, the Company has obtained the worldwide rights, subject to a monthly royalty of 3.0% of the gross sales revenue derived from the sales of physical products produced.  The worldwide rights will remain in force based upon maintaining the following minimum royalty payments: $5,000 per quarter in 2005 (paid); $10,000 per quarter in 2006 (paid); $20,000 per quarter in 2007 (paid); and $40,000 per quarter thereafter.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

(c)

Mineral property interests

The acquisition costs of the Company’s interest in mineral properties owned or under option, consist of the following:

Mineral property acquisition costs	December 31, 2007	December 31, 2006
Idaho-Maryland Property, California	$ 589,276	$ 589,276
Porph Claims, British Columbia	6,910	6,910
Rozan Gold Property, British Columbia	120,821	120,726
Jazz Property, British Columbia	55,169	31,828
Stewart Property, British Columbia	170,272	161,932
	$ 942,448	$ 910,672

Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.  All acquisition and exploration costs relating to the Idaho-Maryland Property were written off in fiscal 1999 and exploration costs on the property have been expensed since that date.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004 and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price for 2007 was $5,042,880, and is increased by 3% each lease-year.

Porph Claims, British Columbia

The Company has staked six claims contiguous to the Stewart Property located near Nelson in south-eastern British Columbia.

Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south-eastern British Columbia.  The Company earned a 100% interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. The property is subject to a 3.0% NSR.  The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Jazz Property, British Columbia

In April 2004, the Company entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of 24 mineral claims located in the Nelson Mining Division near Nelson, British Columbia. Under the terms of the agreement, the Company has agreed to make stepped cash payments totalling $215,000 ($45,000 paid to date) to the optionor over a ten-year period.  Upon completion of the above cash payments, the Company will earn the exclusive right and option to earn 100% interest in the property, subject only to the payment to the optionor of a 3.0% NSR and the completion of Cdn$75,000 in exploration work on the property within two years from the date of the agreement (completed). The Company will have the right to purchase 66⅔% of the NSR from the optionor for $1,000,000 at any time up to and including the commencement of commercial production.

Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and amended in 2006, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company may earn a 100% interest in the property by making payments totalling Cdn$104,000 (Cdn$80,000 paid to date) and issuing 260,000 common shares (issued). The Company is vested with 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optioners. The Company has the right to purchase 66⅔% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

5.

Capital lease obligation

The Company leases a vehicle under a capital lease which expires in 2012 and bears simple interest at a rate of 8.69%.  At December 31, 2007, future minimum lease payments under capital leases are $38,309, including $6,805 of anticipated interest payments, payable at $697 monthly.

Payments under capital lease included above are:

Years ending December 31,	$
2008	8,358
2009	8,358
2010	8,358
2011	8,358
2012	4,877
Total minimum payments	38,309
Less interest	(6,805)
Capital lease obligation	31,504
Less: current portion	(5,843)
Non-current portion	25,661

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

6.

Share capital

Authorized

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

a) Common shares, issued and fully paid

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn $0.11 per unit, for gross proceeds of Cdn $8 million (USD $8 million).  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007 and 11,010,167 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was Cdn$0.03 per warrant. Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds with approximately $518,000 allocated to the non-assessable common shares and $167,000 allocated to the transferable common share purchase warrants based on their relative values at the issuance dates.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants”), equal to 8% of the number of units sold by such finders were also issued. Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance. Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s Warrants and Finder’s Units were issued.  The Finder’s Warrants and Finder’s Units were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007 and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s Warrants was Cdn $0.03 per Finder’s Unit and Finder’s Warrant.

2006

During the year ended December 31, 2006, the Company completed a private placement of 1,426,202 units at a price of Cdn$0.60 per unit, for gross proceeds of Cdn$855,721 (USD $764,651).  Each unit was comprised of one common share and one-half of one non-transferable share purchase warrant.  Each whole share purchase warrant will entitle the holder to purchase one additional common share for a period of 24 months from issue, at an exercise price of Cdn$1.00 per share.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 4.1%; volatility factor

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

of 74%; and an average expected life of two years.  The value attributed to these non-transferable share purchase warrants was Cdn$0.11 per warrant.

The Company also completed a brokered private placement of 14,344,105 units at a price of Cdn$0.26 per unit.  Each unit was comprised of one common share and one share purchase warrant.  Each share purchase warrant will entitle the holder to purchase one additional common share at an exercise price of Cdn$0.40 per common share until December 6, 2008.  The value attributed to these non-transferable share purchase warrants was Cdn$0.07 per warrant.  The Company issued an aggregate of 1,147,529 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and a warrant exercisable at Cdn$0.40 until December 6, 2008. In addition, the Company paid an aggregate of approximately Cdn$345,000 in fees to the agent and certain finders in connection with this transaction and the issuance of flow-through shares described below.  The total value attributed to each of the compensation share purchase warrants on the non flow-through shares was Cdn$0.25.  The share purchase warrants and compensation warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.

In addition, during 2006 the Company completed a brokered private placement of 2,238,000 flow-through units (the “FT Units”) at a price of Cdn$0.38 per FT Unit for gross proceeds of Cdn$850,440 (USD $729,741).  Each FT Unit is comprised of one (1) flow-through common share (“FTS”) and one-half of one non-flow-through share purchase warrant.  Each whole share purchase warrant entitles the holder to purchase one additional common share at an exercise price of Cdn$0.50 per share until December 6, 2008. The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions:  weighted average risk free interest rate of 3.8%; volatility factor of 73%; and an average expected life of the warrants of two years.  Commissions of 8% were paid with respect to the financing.  The gross proceeds value attributed to the non-transferable share purchase warrants on the FTS was Cdn$0.05 per warrant.  No FTS expenditures were renounced at December 31, 2006.  The Company renounced flow-through expenditures in March 2007 relating to the year ended December 31, 2006. The Company issued an aggregate of 179,040 compensation warrants exercisable until December 6, 2008, at a price of Cdn$0.26 per warrant, for which the warrant holder will receive one common share and one half-warrant exercisable at Cdn$0.50 until December 6, 2008.  The total value attributed to each of the compensation share purchase warrants was Cdn$0.23. The compensation share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 3.9%, volatility factor of 73% and an average expected life of two years.

b) Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2007 and 2006	3,948,428	$ 90,902
Debt Portion of Class A Preference Shares	December 31, 2007	December 31, 2006
Balance, beginning of year	$ 626,724	$ 613,871
Accretion	12,822	14,469
Foreign exchange loss (gain) on debt	111,078	(1,616)
	123,900	12,853
Balance, end of year	$ 750,624	$ 626,724

During fiscal 2003, the Company entered into an agreement to issue 3,948,428 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

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

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2007, $284,146 (December 31, 2006 - $194,148) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

c) Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares at December 31, 2007.  The stock options currently outstanding are exercisable for periods up to ten years from the date of grant.

The following table summarizes stock option transactions for the years ended December 31, 2005, 2006, and 2007:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2004	6,114,000	$0.84
Exercised	(20,000)	$0.25
Cancelled	(50,000)	$1.00
Granted	260,000	$0.36
Balance, December 31, 2005	6,304,000	$0.82
Exercised	(153,000)	$0.27
Cancelled	(45,000)	$0.95
Granted	820,000	$0.29
Balance, December 31, 2006	6,926,000	$0.82
Exercised	--	$0.00
Cancelled	(1,118,000)	$0.81
Granted	7,890,000	$0.15
Balance, December 31, 2007	13,698,000	$0.41

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

The following table summarizes information about the stock options outstanding at December 31, 2007:

Exercise Price	Number Outstanding and Exercisable at December 31, 2007	Weighted Average Remaining Contractual Life
Cdn$0.25	170,000	1.40 years
Cdn$0.10	428,000	3.78 years
Cdn$1.00	2,460,000	5.77 years
Cdn$0.90	1,770,000	6.44 years
Cdn$0.36	160,000	2.49 years
Cdn$0.29	820,000	3.90 years
Cdn$0.15	7,890,000	4.95 years
	13,698,000	5.10 years

For the year ended December 31, 2007, the Company incurred stock-based compensation expense of $559,337 (2006 - $107,462; 2005 - $190,326). A portion of the expense is included in note 15 – Ceramext ™ Research Costs and in note 16 – Exploration Costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	Years ended December 31,
	2007	2006	2005
Risk free interest rate	3.71%	3.84%	3.10%
Expected life (years)	5	3	3
Expected volatility	70%	75%	67% - 88%
Weighted average fair value per option grant	$0.07	$0.13	$0.17 - $0.82

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

d)  Warrants

As at December 31, 2007, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
713,100	Cdn$1.00	September 15, 2008
14,344,105	Cdn$0.40	December 6, 2008
1,119,000	Cdn$0.50	December 6, 2008
179,040	Cdn$0.26	December 6, 2008
1,147,529	Cdn$0.26	December 6, 2008
89,520*	Cdn$0.50	December 6, 2008
1,147,529*	Cdn$0.40	December 6, 2008
54,454,069	Cdn$0.15	September 27, 2009
3,831,323	Cdn$0.11	March 27, 2009
3,831,323	Cdn$0.15	March 27, 2009
7,266,000	Cdn$0.15	October 5, 2009
508,080	Cdn$0.11	April 5, 2009
508,080	Cdn$0.15	April 5, 2009
11,010,167	Cdn$0.15	October 12, 2009
642,400	Cdn$0.11	April 12, 2009
642,400	Cdn$0.15	April 12, 2009
101,433,665	Weighted Average Exercise Price: Cdn$0.20

*Reserved for underlying warrants upon the exercise of broker and finder’s warrants.

The following table summarizes warrant transactions for the years ended December 31, 2005, 2006, and 2007:

	Shares	Weighted Average Exercise Price (Cdn$)
Balance, December 31, 2004	6,232,799	$1.00
Cancelled	(6,232,799)	$1.00
Granted	18,360,000	$0.70
Balance, December 31, 2005	18,360,000	$0.70
Granted	18,739,823	$0.42
Balance, December 31, 2006	37,099,823	$0.56
Cancelled	(18,360,000)	$0.70
Granted	82,693,842	$0.15
Balance, December 31, 2007	101,433,665	$0.20

7.

Income taxes

The recovery of income taxes shown in the consolidated Statements of Operations and Deficit differs from the amounts computed by applying cumulative Canadian federal and provincial tax rates to the loss before tax provision due to the following:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

	Years ended December 31,
	2007	2006	2005
Statutory tax rate	34.12%	34.12%	34.87%
Loss for the year	$ (6,057,863)	$ (5,124,327)	$ (5,245,165)
Expected tax recovery	(2,066,943)	(1,748,420)	(1,828,989)
Non-deductible amounts	233,519	(157,960)	197,013
Effect of change in rates on future tax	1,851,012	437,429	--
Differences in foreign tax rates	(1,307,583)	(384,690)	(205,346)
Differences in foreign exchange rates	(922,063)	--	--
Change in valuation allowance	2,116,454	1,501,984	1,837,322
Expiry of tax losses and other	(126,130)	351,657	--
	$ (221,734)	$ --	$ --

The significant components of the Company’s future tax assets are as follows:

	December 31, 2007	December 31, 2006
Future income tax assets
Operating and capital losses carried forward	$ 6,633,563	$ 5,146,490
Mineral property interests and research costs representing excess of tax basis over carrying value	8,114,809	7,541,634
Share issuance costs	321,543	265,337
	15,069,915	12,953,461
Valuation allowance for future tax assets	(15,069,915)	(12,953,461)
	$ --	$ --

The realization of income tax benefits related to these future potential tax deductions is uncertain and cannot be viewed as more likely than not.  Accordingly, a full valuation allowance has been applied against the carrying value of future income tax assets for accounting purposes.

The Company has a capital loss carried forward of Cdn$111,175 with no expiry date, but that may only be used to offset future capital gains. Additionally, the Company has non-capital losses carried forward of Cdn$8,530,464 that may be available for Canadian tax purposes.  The Company also has non-capital losses carried forward of $10,516,477 that may be available for United States (“US”) tax purposes.  The US tax losses may be subject to a restriction on usage if the Company is deemed to have experienced a change in ownership.  The losses expire as follows:

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Expiry date	US Tax
2009	$ 459,640
2010	562,885
2011	791,303
2012	966,432
2018	419,779
2019	363,828
2020	269,174
2021	154,928
2022	313,643
2023	254,921
2024	1,633,085
2025	1,168,581
2026	1,418,934
2027	1,739,344
$ 10,516,477
Expiry date	Canadian Tax
$ CAD

2008	361,321
2009	209,299
2010	844,813
2014	978,036
2015	1,719,117
2026	1,580,583
2027	2,837,295
$ 8,530,464

Under the flow-through share agreements as described in note 6a, the Company agreed to renounce Cdn $850,440 of qualifying expenditures to the investors effective December 31, 2006.  In accordance with CICA handbook section 3465 – Income Taxes, the Company recorded a future income tax liability at the time of the actual renunciation, with an offsetting reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions foregone by the Company.  The Company renounced flow-through expenditures in the year ended December 31, 2007, and as a consequence, recognized a reduction in share capital and a future income tax liability of $221,734.  Recognition of the liability resulted in a reduction of previously applied valuation allowances and a corresponding future income tax recovery of $221,734 in the consolidated statements of operations.

8.

Related party transactions and balances

Balances receivable from:	December 31, 2007	December 31, 2006
LMC Management Services Ltd.	$ 100,493	$ 235,410
Balances payable to:
Directors, officers and employees	$ 386,369	$ 195,483

Related party transactions reflected in these consolidated financial statements are as follows:

(a)

In the year ended December 31, 2007, $1,040,124 (2006 - $827,056; 2005 - $649,271) in management, administrative, geological and other services have been provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company.  Currently, the Company has a 25% interest in LMC valued at $1.  There is no difference between the cost of the investment in LMC of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.  Under the terms of the service agreement, three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b)

Legal fees of $Nil (2006 - $Nil; 2005 - $34,625) were paid to a law firm of which a director, Sargent H. Berner, was an associate to April 1, 2006.

(c)

Bonus payments totaling $28,056 (2006 – $Nil; 2005 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

(d)

Consulting fees of $49,430 (2006 –$Nil; 2005 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(e)

Consulting fees of $58,566 (2006 –$33,353; 2005 – $6,393) were paid indirectly by the Company through LMC to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(f)

Directors’ fees totaling $20,057 (2006 – $Nil; 2005 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

(g)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a significant shareholder of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of preference shares, which are fully described in Note 6 (b).

(h)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares, which are described in Note 6(b).  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

9.

Financial instruments

(a)

Current assets and liabilities

The carrying values of accounts receivable, deposits, amounts due to/from related parties, accrued liabilities, accounts payable, and the current portion of capital lease obligations approximates their fair value, except for dividends payable on preference shares, due to the immediate or short-term maturity of the financial instruments.

Given the uncertainty of the timing of the payment of dividends accrued on preference shares, it is not possible to determine the fair value of this balance.

(b)

Non-current items

The Company’s non-current financial instruments comprise the debt component of preference shares and the non-current portion of capital lease obligations. The preference shares are not traded on any public market.  The fair value of the preference shares is dependent on many factors including interest rates, the price of gold, and the market value of the Company’s common shares. As a result of these indirect influences, the fair value of the components of the preference shares is difficult to determine. Based upon an analysis of discounted cash flows, the fair value of the debt component is estimated at approximately $751,000 at December 31, 2007. The debt component of preference shares, however, is being accreted from the initial discounted value to the full value over a ten-year period ending in 2013 (See Note 6 (b)).

10.

Commitments

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum monthly lease payments are $21,928 effective April 1, 2007, to be adjusted by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to and including April 1, 2010.  The purchase price, if exercised in fiscal 2008, is $3.05 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

See notes 4 (b), 4 (c), and 6 (b) for further commitments.

11.

Supplementary cash flow information – non-cash transactions

Years ended December 31,
	2007	2006	2005
Financing and investing activities
Non-cash share issuance costs	$ 335,219	$ 285,033	$ --
Shares issued for Stewart Property payment	$ --	$ 15,256	$ --
Equipment purchased but not paid for at year-end	$ --	$ 3,267	$ --

12.

Segmented information

The Company has two operating segments: the exploration and development of mineral properties, and the research and development of the Ceramext™ technology.  In late 2006, the expenditures on the Ceramext™ technology have been reduced to a care and maintenance level due to the focus on development of the Idaho-Maryland Property.

The Company’s principal operations are in Canada and the United States of America.  All of the investment income is earned in Canada.

Segmented assets and loss by operating segment are as follows:

Total assets	Corporate	Mineral Properties	Ceramext™ Technology	Total
December 31, 2007	$ 4,975,486	$ 1,308,562	$ 222,647	$ 6,506,695
December 31, 2006	$ 2,795,513	$ 1,138,324	$ 330,813	$ 4,264,650

Loss	Corporate	Mineral Properties	Ceramext™ Technology	Total
Year ended December 31, 2007	$ 1,584,328	$ 3,390,492	$ 861,309	$ 5,836,129
Year ended December 31, 2006	$ 1,173,425	$ 2,044,955	$ 1,905,947	$ 5,124,327
Year ended December 31, 2005	$ 1,136,964	$ 1,996,276	$ 2,111,925	$ 5,245,165

Segmented assets and loss by geographic location are as follows:

Total assets	Canada	United States	Total
December 31, 2007	$ 5,335,718	$ 1,170,977	$ 6,506,695
December 31, 2006	$ 3,116,910	$ 1,147,740	$ 4,264,650
Loss	Canada	United States	Total
Year ended December 31, 2007	$ 2,394,038	$ 3,442,091	$ 5,836,129
Year ended December 31, 2006	$ 1,178,791	$ 3,945,536	$ 5,124,327
Year ended December 31, 2005	$ 1,200,297	$ 4,044,868	$ 5,245,165

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

13

Risk Management

The Company is exposed to potential loss from various risks including currency risk, interest rate risk, liquidity risk, market risk and commodity price risk.

Currency risk

The Company is exposed to currency risk which is the possibility that changes in exchange rates produce an unintended effect on net income and shareholders’ equity when measured in other than the measurement currency of the Company. The Company holds certain cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued liabilities, due to / from related parties and preference shares in Canadian dollars. The Company monitors exposure of invested assets to foreign exchange and limits these amounts. The Company may from time to time, experience losses resulting from fluctuations in the values of the Canadian dollar, which could adversely affect operating results.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and short-term investments. Generally, the Company’s interest income will be reduced during sustained periods of lower interest rates as higher yielding cash equivalents and short-term investments mature and the proceeds are invested at lower interest rates.

Liquidity risk

The Company is exposed to liquidity risk which is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. The Company manages liquidity risk by maintaining sufficient cash and short-term investment balances for settlement of its obligations.  Liquidity requirements are managed based on expected cash flow to ensure there is sufficient capital in order to meet short-term obligations.

Market risk and commodity price risk

Market risk is the risk of loss arising from adverse changes in market rates and prices. The significant market risk exposure to the Company relates to commodity price risk and specifically declines in the price of gold. The Company’s ability to raise capital to fund exploration or development activities is subject to risks associated with fluctuations in the market prices of gold associated with the Company’s mineral property interests.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

14.

Differences in generally accepted accounting principles between Canada and the United States

These consolidated financial statements are prepared in accordance with Canadian GAAP.  The differences between Canadian GAAP and accounting principles generally accepted in the United States (“U.S. GAAP”) as they relate to these consolidated financial statements are summarized below:

Consolidated Statements of Operations

	Years ended December 31,
	2007	2006	2005
Loss under Canadian GAAP	$ (5,836,129)	$ (5,124,327)	$ (5,245,165)
Accretion of debt component of preference shares (a)	12,822	14,469	16,448
Finance expense – debt component of preference shares (a)	51,699	--	--
Foreign exchange on debt component of preference shares (a)	111,078	(1,616)	19,894
Future income tax – flow through shares (b)	(85,235)	--	--
Ceramext™ process	--	--	141,054
Loss and comprehensive loss under U.S. GAAP	$ (5,745,765)	$ (5,111,474)	$ (5,067,769)
Weighted average number of shares under U.S. GAAP	102,077,466	67,199,081	57,782,811
Loss per share under US GAAP – basic and diluted	$ (0.06)	$ (0.08)	$ (0.09)

Consolidated Balance Sheets

	December 31, 2007
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents	$ 176,881	$ --	$ 176,881
Other current assets	5,104,740	--	5,104,740
Property and Equipment, mineral property interests and other non-current assets	1,225,074	--	1,225,074
Total assets	$ 6,506,695	$ --	$ 6,506,695

Liabilities
Total current liabilities (b)	$ 718,136	$ --	$ 718,136
Capital lease obligation	25,661		25,661
Convertible preference shares (a)	750,624	(750,624)	--
Total liabilities	1,494,421	(750,624)	743,797

Shareholders’ equity (a, b))	5,012,274	750,624	5,762,898
Total liabilities and shareholders’ equity	$ 6,506,695	$ --	$ 6,506,695

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

	December 31, 2006
	Canadian GAAP	Adjustments	U.S. GAAP
Assets
Cash and cash equivalents (b)	$ 2,504,377	$ (729,741)	$ 1,774,636
Restricted cash (b)	--	729,741	729,741
Other current assets	420,645	--	420,645
Equipment, mineral property interests and other non-current assets	1,339,628	--	1,339,628
Total assets	$ 4,264,650	$ --	$ 4,264,650

Liabilities
Total current liabilities	$ 450,721	$ --	$ 450,721
Premium on flow-through shares (b)	--	136,499	136,499
Capital lease obligation	31,504	--	31,504
Convertible preference shares (a)	626,724	(626,724)	--
Total liabilities	1,108,949	(490,225)	618,724

Shareholders’ equity (a)	3,155,701	490,225	3,645,926
Total liabilities and shareholders’ equity	$ 4,264,650	$ --	$ 4,264,650

Consolidated Statements of Cash Flows

	Years ended December 31,
	2007	2006	2005
Operating activities
Operating activities under Canadian GAAP	$ (4,998,231)	$ (5,123,288)	$ (4,583,853)
Operating activities under U.S. GAAP	(4,998,231)	(5,123,288)	(4,583,853)

Investing activities
Investing activities under Canadian GAAP	(4,678,007)	2,684,745	(2,252,047)
Restricted cash (b)	729,741	(729,741)	--
Investing activities under U.S. GAAP	$ (3,948,266)	$ 1,955,004	$ (2,252,047)

Differences between Canadian and U.S. GAAP, as they may affect the Company’s consolidated financial statements are as follows:

(a)

Conditionally redeemable preference shares

Under U.S. GAAP, the preference shares are recorded entirely as equity, as the preference shares are not mandatorily redeemable at a specified or determinable date or upon an event that is certain to occur. The foreign currency gain or loss and accretion related to the debt portion of the preference shares recognized under Canadian GAAP is eliminated under U.S. GAAP as preference shares are classified entirely as equity under U.S. GAAP. In addition, dividends declared on the preference shares, recorded as finance expenses under Canadian GAAP are eliminated from the consolidated statements of operations under U.S. GAAP as the

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

dividends declared would be recorded as an adjustment to retained earnings in the consolidated statements of shareholders’ equity. This adjustment has no impact on total shareholders’ equity.

(b)

Flow-through shares

As described in note 2(k) to the consolidated financial statements, on issuance of flow-through shares, the entire proceeds of the issuance are recorded as share capital.  The Company subsequently records a future income tax liability, and a reduction in share capital, on the date that the Company files the renouncement documents with the tax authorities.  In 2006, the Company issued by way of private placement 2,238,000 flow-through common shares at Cdn$0.38 per share.  The gross proceeds of this placement are considered to be restricted cash for U.S. GAAP purposes, as these funds are to be expended on exploration in Canada in order to satisfy the requirements of the renouncement to the investors.  At December 31, 2006 this amount totalled $729,741. The Company received a net premium to market on this issuance of $136,499, which was recorded in share capital as part of the transaction.  For U.S. GAAP purposes, SFAS 109 Accounting for Income Taxes (“SFAS 109”) indicates that the proceeds of flow-through share offerings should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered.  The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares.  A liability is initially recognized for any premium paid by the investors.

Upon renouncing the income tax deductions the Company records a future income tax liability of $221,734 and a corresponding reduction of share capital in respect of the flow-through share financing for Canadian GAAP purposes.  Under U.S. GAAP, the difference between the future income tax liability on renunciation and the premium is recorded as a future income tax expense.  Under both Canadian and U.S. GAAP, recognition of the liability results in a reduction of previously applied valuation allowance and a corresponding future tax recovery in the consolidated statements of operations.  This results in a U.S. GAAP adjustment of $85,235 representing the difference between the recovery under Canadian GAAP and the net premium to market on issuance recorded in 2006 under U.S. GAAP allocated to deferred taxes when the flow-through shares were issued.

(c)

Impact of recent applicable United States accounting pronouncements and current differences in accounting principles

Share purchase warrants

The Securities and Exchange Commission (“SEC”) and the Financial Accounting Standards Board (“FASB”) have expressed views for U.S. GAAP that suggest warrants with an exercise price denominated in a currency that is different from the entity’s functional currency cannot be classified as equity.  As a result, these instruments would be treated as derivatives and recorded as liabilities carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations.  The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and Emerging Issue Task Force (“EITF”) 00-19 - Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock.  The EITF has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

In August 2007, the EITF issued No. 07-05, Issue Summary No.1 “Determining Whether an Instrument (or an Embedded Feature) is Indexed to an Entity’s Own Stock”.  The issue summary discusses the merits of various accounting treatments related to this issue but does not provide any definitive guidance.  The EITF considers Issue 07-5 an open issue subject to further discussion and meetings.  The Company is awaiting the results of the project and has therefore not recorded warrants outstanding that have an exercise price in Canadian dollars as derivatives. Accordingly, the issued and outstanding warrants continue to be classified in shareholders’ equity at their historical issue price.  Upon the issuance of authoritative guidance from the EITF project the Company will assess the impact this may have on the consolidated financial statements for U.S. GAAP and record an adjustment in accordance with the guidance provided.

Accounting for Uncertainty in Tax Positions.

In June 2006, the FASB issued FIN No. 48 Accounting for Uncertainty in Tax Position, an Interpretation of FASB Statement No. 109 (“FIN 48”).  FIN 48 addresses the recognition and measurement of all tax positions.  The recognition process involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits.  The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.  FIN 48 was effective for the Company on January 1, 2007 and did not have an impact on the Company’s reported results.

Fair Value Measurements

In September 2006, FASB issued SFAS No. 157 "Fair Value Measurements" ("SFAS No.157"), effective for periods beginning after November 15, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.  In December 2007, FASB issued SFAS 157-b, which provided for a one-year deferral of the implementation of SFAS No. 157 for non financial assets and liabilities. However, SFAS No.157 is still required to be adopted effective January 1, 2008, for financial assets and liabilities that are carried at fair value. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value for Financial Assets and Financial Liabilities including an amendment of FASB No. 115, which provides an option to elect to treat certain financial assets and liabilities on a fair value basis.  This standard is effective for the Company’s 2008 financial statements. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statements.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

Business Combinations

In December 2007, FASB issued SFAS 141(R) "Business Combinations" and SFAS 160 "Non-controlling Interest in Consolidated Financial Statements" which are both effective for fiscal years beginning after December 15, 2008. SFAS 141(R) which will replace FAS 141 is applicable to business combinations consummated after the effective date of December 15, 2008.

Non-Controlling Interests

In December 2007, the FASB issued SFAS 160 a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component on equity, not as a liability or other item outside of equity.  Because non-controlling interests are an element of equity, increases and decreases in the parent company’s ownership interest that leave control intact are accounted for as capital transactions rather than as a step acquisition or dilution of gains and losses.  The carrying amount of non-controlling interests is adjusted to reflect the change in ownership interests, and any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity attributable to the controlling interest.

This standard requires net income and comprehensive income to be displayed for both the controlling and non-controlling interests.  Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. SFAS 160 will be applied prospectively to all non-controlling interests, including those that arose before the effective date.

The Company does not believe the adoption of SFAS 160 will impact its consolidated financial statements for U.S. GAAP.

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

15.

Ceramext™ research costs

	Years ended December 31,
	2007	2006	2005
Ceramext™ research costs
Prototypes materials for research	$ 80,248	$ 131,955	$ 104,374
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	80,000	40,000	156,060
Consulting fees	16,451	44,781	24,784
Consumable materials	720	35,473	51,026
Engineering costs	304,246	1,017,919	812,923
Marketing and commercialization	738	27,442	351,000
Sample preparation	680	83,283	70,190
Site costs	86,792	165,692	160,393
Stock-based compensation	53,169	11,139	28,489
Transportation	6,104	33,070	10,420
Incurred during the year	$ 629,148	$ 1,590,754	$ 1,769,659

EMGOLD MINING CORPORATION

(an exploration stage company)

Notes to the Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005
(Expressed in United States dollars)

16.

Exploration costs

	Years ended December 31,
	2007	2006	2005
Idaho-Maryland Property, California
Exploration costs
Assays and analysis	$ 2,465	$ 1,352	$ 5,875
Geological and geochemical	412,104	778,354	762,140
Land lease and taxes	336,959	147,631	130,736
Consulting	121,560	--	--
Mine planning	1,059,673	565,546	459,984
Site activities	305,576	255,427	213,756
Stock-based compensation	106,338	30,797	17,858
Transportation	4,778	13,042	14,551
Incurred during the year	2,349,453	1,792,149	1,604,900

Rozan Gold Property, British Columbia
Exploration costs
Assays and analysis	162	--	--
Geological and geochemical	48,020	126	1,625
Drilling	43,274	--	--
Site activities	7,250	55	155
Trenching	4,666	--	--
Transportation	7,883	--	--
Incurred during the year	111,255	181	1,780

Stewart Property, British Columbia
Exploration costs
Assays and analysis	65,481	--	6,425
Drilling	470,858	--	59,198
Geological and geochemical	115,483	3,549	3,430
Site activities	13,699	101	5,409
Trenching	19,318	--	--
Transportation	42,282	--	1,061
Assistance and recoveries	(12,465)	--	(4,273)
Incurred during the year	714,656	3,650	71,250

Jazz Property, British Columbia
Exploration costs
Geological and geochemical	12,842	204	1,862
Site activities	235	15	--
Assistance and recoveries	(307)	--	(11,568)
Incurred during the year	12,770	219	(9,706)

Total Exploration Costs	$ 3,188,134	$ 1,796,199	$ 1,668,224