Form 20-F
period 2008-12-31
EMGOLD MINING CORP
filed 2009-07-15
CIK 1199392

June 30, 2009

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 193

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
            for the fiscal year ended December 31, 2008

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from _______________ to _______________

OR

☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                Date of event requiring this shell company report__________________

                Commission file number 000-51411

EMGOLD MINING CORPORATION (Exact Name of Registrant as Specified in its Charter)
BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1
(Address of principal executive offices)
Sargent H. Berner Suite 1400, 570 Granville Street Vancouver, British Columbia, Canada, V6C 3P1 Tel: (604) 687-4622 Fax: (604) 687-4212
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Common Shares without par Value
(Title of class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

157,519,642

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

Yes ☑

No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐

No ☐

NOT APPLICABLE

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer  ☐

Accelerated Filer ☐

Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP

☐

International Financial Reporting Standards
as issued by the International Accounting
Standard Board

☐

Other

☑

If “Other” has been checked in response to the previous question, indicate by a check mark which financial statement item the registrant has elected to follow.        Item 17 ☑  Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐

No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    NOT APPLICABLE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in respect of actual results, performance or achievements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

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

This Annual Report may use the term “inferred resources.”  We advise U.S. investors that while such term is recognized and permitted under Canadian regulations, it is not recognized by the U.S. Securities and Exchange Commission.  “Inferred resources” have a significant amount of uncertainty as to their existence, and uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

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

5

TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS

PART 1

ITEM 1.

 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

ITEM 2.

 OFFER STATISTICS AND EXPECTED TIMETABLE

ITEM 3.

 KEY INFORMATION

ITEM 4.

 INFORMATION ON THE COMPANY

ITEM 4A.

UNRESOLVED STAFF COMMENTS

ITEM 5.

 OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 6.

 DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

ITEM 7.

 MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 8.

 FINANCIAL INFORMATION

ITEM  9.

THE OFFER AND LISTING

ITEM 10.

ADDITIONAL INFORMATION

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

ITEM 15.

CONTROLS AND PROCEDURES

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERTS

ITEM 16B.

CODE OF ETHICS

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 16F.

CHANGE IN CERTIFYING ACCOUNTANT

ITEM 16G.

CORPORATE GOVERNANCE

PART III

ITEM 17.

FINANCIAL STATEMENTS

ITEM 18.

FINANCIAL STATEMENTS

ITEM 19.

EXHIBITS

INDEX TO EXHIBITS

GLOSSARY OF GEOLOGIC AND MINING TERMS

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2008, 2007, and 2006 was derived from the Company’s consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

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

The following table constitutes selected financial data for Emgold, which has been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Cdn GAAP”), the application of which differs in certain material respects from United States GAAP (“U.S. GAAP”).  Differences affecting the consolidated financial statements of the Company are outlined in Note 15 to the consolidated financial statements.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) for further details, including Note 15 that reconciles Cdn GAAP to U.S. GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Consolidated Balance Sheet Data	2008	2007	2006	2005	2004
Cdn GAAP
Total assets	$ 1,642,605	$ 6,506,695	$ 4,264,650	$ 5,127,343	$ 2,948,747
Total liabilities	1,247,781	1,494,421	1,108,949	1,215,014	1,036,478
Contributed surplus	4,286,347	2,972,267	2,412,930	2,319,034	2,128,708
Accumulated other comprehensive income (loss)	(577,456)	(577,456)	(577,456)	(577,456)	(577,456)
Share capital	38,431,299	38,231,882	33,153,847	29,965,478	22,910,579
Equity component of convertible preference shares	90,902	90,902	90,902	90,902	90,902
Warrants	1,936,339	3,049,862	1,085,434	--	--
Deficit	(43,772,607)	(38,755,183)	(32,919,054)	(27,794,727)	(22,549,562)
U.S. GAAP
Total assets	1,642,605	6,506,695	4,264,650	5,127,343	2,807,693
Total liabilities	626,549	743,797	618,724	601,143	458,949
Share capital	39,109,658	38,877,347	33,486,676	30,434,806	23,379,907
Contributed surplus	4,286,347	2,972,267	2,412,930	2,319,034	2,128,708
Warrants	1,936,339	3,049,862	1,085,434	--	--
Accumulated other comprehensive income	(577,454)	(577,456)	(577,456)	(577,456)	(577,456)
Deficit	$ (43,863,334)	$ (38,559,122)	$ (32,761,658)	$ (27,650,184)	$ (22,582,415)

Selected Consolidated Balance Sheet Data

Cdn GAAP	2008	2007	2006	2005	2004
Equipment and mineral property interests	$ 1,044,553	$ 1,217,013	$ 1,332,621	$ 1,382,621	$ 1,149,781
Ceramext acquisition	--	--	--	--	141,054
Shareholders’ equity	394,824	5,012,274	3,155,701	3,912,329	1,912,269
U.S. GAAP
Equipment and mineral property interests	1,044,553	1,217,013	1,332,621	1,382,621	1,149,781
Shareholders’ equity	1,016,056	5,762,898	3,645,926	4,526,200	2,348,744
Number of outstanding common shares	157,519,642	156,489,642	83,759,406	65,538,099	47,158,099

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Consolidated Statement of Operations Data – (Cdn GAAP)	2008	2007	2006	2005	2004
Revenue	$ --	$ --	$ --	$ --	$ --
Investment and other income	63,537	308,044	45,133	109,458	60,366
General and administrative expenses	2,046,527	2,326,891	1,782,507	1,916,740	1,632,318

Exploration expenses	2,586,625	3,188,134	1,796,199	1,668,224	2,876,046
Ceramext research costs	447,809	629,148	1,590,754	1,769,659	998,631
Loss according to financial statements (Cdn GAAP)	(5,017,424)	(5,836,129)	(5,124,327)	(5,245,165)	(5,446,629)
Loss per share – basic and diluted (Cdn GAAP)	(0.03)	(0.06)	(0.08)	(0.09)	(0.12)
Loss according to financial statements (U.S. GAAP)	(5,094,671)	(5,745,765)	(5,111,474)	(5,067,769)	(5,527,571)
Loss per share – basic and diluted (U.S. GAAP)	(0.03)	(0.06)	(0.08)	(0.09)	(0.12)

B.    Capitalization and Indebtedness

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

Financial Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

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

Emgold has no source of revenue other than interest income and future income tax recoveries.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties in the foreseeable future.  All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2008, Emgold had working capital deficiency of $15,967 compared to working capital of $4,563,485 at December 31, 2007.  Working capital is defined as current assets less current liabilities.

Emgold may not be able to find equity investment to further fund Golden Bear Ceramics Company to build a ceramics and stone processing facility using commercially available technology to process mine waste at the Idaho-Maryland Mine Project (the “I-M Project”), Emgold’s most significant asset.  Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company’s wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has determined that it has access to commercially available technology not proprietary to Ceramext, LLC for the further development of its recycling and stone and ceramics product business and the Agreement has been terminated.  Emgold is planning to use commercially available technology not proprietary to Ceramext, LLC through Golden Bear in connection with the operation of the I-M Project.

The Company is in the process of converting Golden Bear into an independent operating entity.  The Company has decided to finance Golden Bear and its ceramics and stone processing facility separately from Emgold to allow Golden Bear to pursue opportunities for growth on a global basis and construct a series of production plants.  Accordingly, the Company has focused expenditures on permitting and financing activities in relation to the I-M Project.  The Company is focussed on completing the permitting for the I-M Project, which as presently planned includes a 1,200 ton per day stone and ceramics manufacturing facility which may be the first commercial plant to be constructed by Golden Bear.  The Company’s budget for fiscal 2009 and 2010 encompasses these risks, but there is no guarantee that the planned activities will be successful.  If the Company is unable to obtain equity or some other form of financing to develop ceramics and stone processing facilities, the proposed application of such facilities at the I-M Project may be at risk.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place the I-M Project into commercial production.  To date, the only sources of funds that have been available to the Company are from the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently do not have sufficient financial resources to undertake all of the Company’s plans as outlined in previous periods, and require additional financing to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development.  In spite of the current value of gold, the market conditions in the junior mining and exploration sector are very depressed and therefore it is very difficult raising additional capital.  We have been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or financings with favourable terms.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for equity financings that may be able to carry the Company through the next year of operations.  The financings, if completed, would result in dilution of the Company’s shares.  Funds from any equity financing will be used primarily for permitting at the I-M Project and general working capital.  Separate financing paths are being pursued for Golden Bear and the development of ceramics and stone processing facilities.  Golden Bear will not be able to conduct further research and development or prepare marketing and feasibility studies until it has independently raised sufficient financing for that purpose.  Golden Bear is planning on completing a detailed feasibility study and basic engineering by utilizing independent consultants to design the first commercial plant.  This external study will be used by Golden Bear to finance the development and possible commercialization of the ceramics and stone processing facilities.

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

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
1998	294.24	313.15	273.40
1999	278.98	325.50	252.80
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009 (to June 18)	914.01	989.00	810.00

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the I-M Project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), has submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facility to continue with the underground exploration of the Idaho-Maryland mine site.  The Company expects the CMUP to be received in late 2009.  The Company has a very proactive and successful community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through the permitting process.  Obtaining or reviewing governmental permits is a complex and time consuming process.  The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control.  Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits as well as the effects of inflation and the availability of mining specific goods and services.

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

The Company seeks to reopen the historical I-M Project, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold resources therein,

•

Processing the associated siliceous waste rock from the mine to produce stone and ceramic building materials using commercially available technology,

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

The Company has conducted geotechnical studies, pilot and demonstration work using commercially available technology to complete a feasibility study to determine the economic viability of producing high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations.  The work is designed for a 2,400 Short Tons per Day (“STPD”) plant for gold recovery and a 1,200 STPD manufacturing plant for ceramics and could have a direct impact on the ability of the Company to obtain the CMUP.

The current plan for the I-M Project will entail the staged exploration and development of up to a 2,400 STPD underground gold mine, mill, as well as a 1,200 STPD manufacturing plant for stone and ceramic tiles and other potential building materials.  It is planned to use development rock initially as site construction fill and to sell any excess development rock as aggregate into local and regional construction markets.  When Golden Bear is funded, a stone and ceramics manufacturing plant will be designed and constructed to process development rock and gold mine tailings to produce high quality stone and ceramic building materials using commercially available technology.

The General Plan, Rezone/Pre-zone, Annexation/Local Agency Formation Commission (“LAFCo”) and Surface Mining and Reclamation Act (“SMARA”) applications were submitted with the Formal Applications for the CMUP.  Once the applications were accepted as complete, the City of Grass Valley (“the City”) initiated the preparation of a Master Environmental Assessment (“MEA”) as a precursor to a California Environmental Quality Act (“CEQA”) review of the project applications as proposed.  CEQA topics that may be issues (as described below) are addressed in appendices to the Formal Applications.  Some of the issues addressed in the CEQA review are associated with the temporary and permanent growth in employment and population and demands on the social service and utility infrastructures which are being addressed in environmental evaluations for the I-M Project.  In addition, because of the location of the mine in a riparian corridor and tributary to the Sacramento River, natural resources are being addressed in an environmental evaluation.  The Company and its consultants believe that the environmental aspects of the I-M Project of greatest interest to the City and County of Nevada (“County”) may include:

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

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required.  The Company currently leases the property and is not conducting any mining operations, therefore no reclamation liability has been accrued.  As part of the CMUP process, the Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site.  The Company is currently working with the California Regional Water Quality Control Board to remediate the location where two historic fuel tanks were removed by the previous owners of the land.  Costs for clean up and short and long term liabilities for cleanup of the site are being addressed with State and local agencies.  Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this property (currently under a lease option to purchase agreement) and discontinue the project.  However, information available at this time indicates that clean up of the site can be completed in a reasonable and economic fashion, and this clean up will be a benefit to the local community in the long term.

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

In June 2006, IMMC successfully completed Phase 1 of the three-phase process to permit the reopening of the I-M Project.  Phase 1 included the completion of the MEA as part of the CEQA.  Based on public input during the MEA process, the commercially available technology that will be used to make stone and ceramic tile products from the mine waste, plus advances in computer modelling of the historic I-M Project geology and assay data, IMMC revised its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study (IS) and Notice of Preparation (NOP).  The major changes included a reduction in stone and ceramics production capacity to reduce traffic impacts.  The building proposed to house the ceramics and stone processing facility was redesigned in a longer configuration and relocated more centrally to the site to minimize the visual impact of the large building, accommodate other facilities on site, and improve site traffic flow.  A connector road between the Idaho-Maryland Road and East Bennett Street has been incorporated into the site plan to address traffic concerns along the Idaho-Maryland Road and East Bennett Street.  This is a connector road that fits into the City’s long term plans for traffic connectivity and will benefit the community.  The revised Formal Application was submitted to the City in May 2007 and accepted as complete by the City on January 8, 2008.  This was followed by Phase 3, the EIR process which is expected to be completed in late 2009.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company has estimated that no funds are required for reclamation at the I-M Project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program.  The Company currently leases the property and is not conducting any mining operations, therefore no reclamation liability has been accrued.  To date Emgold has been successful in obtaining all permits that it has applied for and believes it has a good working relationship with local regulators.  The Company and its employees have been engaged in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration, and no mining activity has yet been undertaken.

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

Other Risk Factors

Risks associated with the commercialization of the stone and ceramics products.  Emgold’s management and consultants have identified possible areas of risk concerning the commercialization of the stone and ceramic building materials to be produced from mine development rock and tailings from the I-M Project or other similar operations.  It will be necessary to address the remediation of these risks during the marketing and feasibility phases of the process and product development.  Risks that may apply to the commercialization of the stone and ceramics products include developing distribution networks, defining markets, and sales prices for the products.  The capital and operating costs for a production plant needs to be determined as part of the feasibility process.  The process requires relatively uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Golden Bear team has successfully manufactured tile products from a wide variety of mineral wastes at elevated temperatures using commercially available technology.  Stone materials of high strength and very low porosity have also been produced.  The process production volume has not yet been scaled up; therefore, it is not yet production ready.  Currently, the larger sized process equipment needed for commercial exploitation is not available from outside sources.  The Company is reviewing methodologies to finance Golden Bear and the commercialization of the stone and ceramics manufacturing process independently from Emgold.

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

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2008, the Company received $131,527 from the exercise of warrants and stock options, but did not conduct any equity financings to raise additional funds.  The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

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

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer.  Emgold’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

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

In 2007 and into 2008, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions continued and worsened in 2008, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies. These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations.  The Company’s access to additional capital may not be available on terms acceptable to it or at all.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

•

The global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

•

the volatility of the gold price may impact our future revenues, profits and cash flow;

•

volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

•

the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations

In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company’s common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company has experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the Company’s common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company’s common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold’s shares have ranged between Cdn$0.02 and Cdn$0.99 in the last three calendar years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:  Emgold has stock options outstanding (14,552,500, at Dec 31, 2008), which are exercisable at prices ranging from Cdn$0.10 to Cdn$1.00 per share which is above the current market price for the Company’s shares and are not likely to be exercised before expiry but will likely act as an upside damper on the trading range of Emgold’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of December 31, 2008.  At December 31, 2008, there were 81,751,342 warrants exercisable at prices from $0.11 to Cdn$0.15.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price.  Dilutive securities based on the trading range of Emgold’s common shares at December 31, 2008, including the 81,751,342 warrants and underlying warrants, and the 14,552,500 stock options above, collectively represent approximately 61% of Emgold’s issued shares as at December 31, 2008.  Subsequent to December 31, 2008, a total of 8,863,606 warrants expired unexercised, and the Company issued 5,215,000 warrants exercisable at $0.12 until the year 2011.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The legal and commercial name of the Company, which is the subject of this Form 20-F, is “Emgold Mining Corporation”.

The Company’s executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1

Telephone:  (604) 687-4622

Facsimile:  (604) 687-4212

E-Mail:  info@emgold.com

Website:  www.emgold.com

The contact persons in Vancouver are Sargent H. Berner, Chief Executive Officer and Jeffrey Stuart, Manager, Investor Relations.

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

Emgold remained interested in the I-M Project and continued to pursue various financing alternatives.  In fiscal 2002, the Company renegotiated the terms and conditions of a lease option to purchase agreement with the owners of the Idaho-Maryland property and mineral rights.  Details of expenditures relating to the Idaho-Maryland property and mineral rights are included in Item 4 under “Property, Plant and Equipment” and “Idaho-Maryland Project – History of the Property”.  Emgold incorporated a 100 percent owned Nevada Corporation subsidiary company, the Idaho-Maryland Mining Corporation (the “IMMC”), to hold and develop the I-M Project.  Activities and expenditures related to the I-M Project are completed through this subsidiary.

In 2003, Emgold acquired the licensing rights to a ceramics technology and changed the name of its second 100 percent owned Nevada Corporation subsidiary company, then called Holly Corporation, to Golden Bear Ceramics Company (“Golden Bear”).  Emgold recognized the potential application of the ceramics technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality stone and ceramic building materials on a global basis.  Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA.  Golden Bear has since determined that it will be able to produce high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations by using equipment and technology available in the commercial market place.  Golden Bear will need to find markets for its stone and ceramics products and construct a facility to produce such products from a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials, that would otherwise be disposed of in landfills, into high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.  Emgold is now planning to use commercially available technology not proprietary to Ceramentx, LLC in connection with the operation of the I-M Project, and the licensing agreement with Ceramext, LLC has been terminated.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”).  The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation.   The City has been designated to be the Lead Agency in the permitting process.  The City commenced work to complete the permitting process for the Project, which was divided into three phases:  Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report.  The City will then need to approve a Conditional Use Permit for the I-M Project.  Currently, permitting is in Phase 3 and it is expected that the Environmental Impact Report will be certified in late 2009 and the Conditional Use Permit will be approved in 2010.

Part of the I-M Project, as presently planned, includes a stone and ceramics manufacturing facility which would be constructed by Golden Bear Ceramics Company.  Since 2004, Golden Bear has been completing research and development of the ceramics technology and in 2006 completed construction and operation of a pilot plant facility and an initial demonstration tile installation at a residence/office complex in Auburn, CA.  Emgold commenced activities in 2007 to finance Golden Bear independently of Emgold, to allow it to advance opportunities for growth on a global basis beyond the I-M Project.

Emgold also has three additional mineral properties: the Rozan (fully vested), the Stewart property (fully vested), and the contiguous Jazz property (under option).  All are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada.  Details of property payments and expenditures with respect to these properties are outlined in Part 4 of this report under “Exploration Projects, British Columbia Properties”.  Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $65,260 in fiscal 2008.  The Company is currently considering its options with respect to these three properties and no additional drilling is planned until the Company secures additional financing.

B.

Business Overview

General

(i)

Nature of Company: Emgold has historically been a mineral exploration company. The Company is focussed on the permitting and development of the historic Idaho-Maryland Mine, located in Grass Valley, CA.  The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold between 1862 and 1956.  The I-M Project is adjacent to the historic Empire Mine, which was the first mine operated by Newmont Mining Corporation.  The Empire Mine produced 5.8 million ounces of gold from 1850 to 1956, and was the largest gold mine in California.   The Grass Valley District produced over 17 million ounces of gold.  Emgold believes the I-M Project to be one of the largest underground gold exploration targets in North America with potential to become a significant high grade producing mine.  Plans are to construct a 2,400 ton per day underground gold mine and gold processing facility, and establish Emgold as a mid-tier producing company.

Emgold also has a portfolio of early-stage mineral exploration projects in British Columbia that contain tungsten, molybdenum, silver, gold, and other mineralization.  These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition.  Emgold believes these properties have exploration potential, and plans tocontinue exploration of the properties as funding allows.  Emgold is also considering joint venture or sale of these properties as it focuses its capital and resources on the I-M Project.

Emgold has been developing a process to convert mineral wastes and other siliceous materials to stone and ceramic building products.  Emgold originally intended to apply this process as a method to deal with development rock and mine tailings from the I-M Project and to eliminate the need for surface tailings impoundments and waste dumps associated with a traditional gold mine.  Emgold successfully developed the process to a pilot plant stage using commercially available equipment.  Since that time, the Company has determined that the use of  commercially available equipment will enable Golden Bear to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  Emgold is currently seeking funding to finance Golden Bear Ceramics Company, to allow it to expand independently of the I-M Project.

(ii)

Principal Markets:  Not Applicable.

(iii)

Seasonality:  Not Applicable.

(iv)

Raw Materials:  Not Applicable.

(v)

Marketing Channels:  Not Applicable.

(vi)

Dependence:  Not Applicable.

(vii)

Competitive Position: Not Applicable.

(viii)

Material Effect of Government Regulation:  The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Idaho-Maryland Mining Corporation

The Company is seeking to reopen the historical Idaho-Maryland Mine (also referred to as “I-M Project”, or the “Idaho-Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations.  Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to remove water from the existing mine workings at the I-M Project and to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the application was received as substantially complete on May 24, 2005.  Following this, the City completed the MEA in June 2006.  The next phase was the Notice of Preparation and Initial Study (“NOP” and “IS”) with the final phase being the Environmental Impact Report (“EIR”).  The Company filed a revised CMUP application in May 2007. The City completed the IS on January 8, 2008.  The I-M Project has now entered its final stage of the permitting process and is requiring a substantial amount of the Company’s financial and management resources.  The Company has budgeted approximately $4.0 million for internal and external costs for completion of the CMUP process, which remains to be raised.

IMMC has a mining lease with an option to purchase from the owners of the property for 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland site, and approximately 2,750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland property above, and the two properties encompass the 101 acres known as the Idaho-Maryland site.  On June 15, 2009, the Company announced that IMMC had entered into an agreement to purchase an additional 7.13 acres which overlie part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft (also know as the Idaho #2 Shaft).  These 7.13 acres contain a one acre easement previously controlled by IMMC around the Round Hole Shaft.  The Company’s plan is to use the Round Hole Shaft as a ventilation shaft and emergency access way for the I-M Project during operations.  IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current I-M Project and consist of only subsurface mineral rights.  The Idaho-Maryland site has sufficient surface rights to construct a portal for underground access, gold milling and stone and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, an education center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

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

The long-term development plan for the I-M Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, as well as a 1,200 STPD manufacturing plant for ceramic, tiles and other potential building materials.  The plant would be designed to process development rock and gold mine tailings as feedstock to produce high-quality stone and ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.

Golden Bear Ceramics Company

Emgold through its wholly owned subsidiary Golden Bear Ceramics Company has developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The ceramics technology has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures.  Stone materials of high quality, strength, and very low porosity have been produced.  The process production volume has not yet been scaled up and therefore, cannot be considered commercialized.  The Company has determined that the use of commercially available equipment should enable Golden Bear to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company’s wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC can be used for the further development of its recycling and stone and ceramics product business and the Agreement has been terminated.

It is anticipated that the stone and ceramics process will take less than 2 years to commercialize once adequate funding is in place to move forward with construction of a demonstration plant.  During the demonstration period, a feasibility study will be undertaken to construct the first commercial plant.  Should the feasibility study prove positive, a commercial stone and ceramics production facility could be constructed at the I-M Project site.  It is expected that the stone and ceramics plant would be added to the mining site about 24 months after receipt of the CMUP and completion of the feasibility study.  Construction of the commercial plant would be subject to adequate financing being independently raised for the ceramics and stone processing facility by Golden Bear.

In addition, the Company may receive payments from development partners against the costs of manufacturing samples projected from the demonstration-scale facility in the product development phase.  Scale of production has been limited by the size of equipment in the current facility.  Capital investment related to expanding and modifying the commercially available equipment is currently being sourced.   Progress has been delayed due to the difficulty in raising capital for two different types of capital intensive projects in one entity.  Additional marketing studies, a feasibility study and basic engineering will be completed when the required financing can be secured independently of the mining operations.  It is anticipated that these studies could be completed within 12 to 14 months from financing.

A.

Organizational Structure

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.)) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.  Emgold U.S. holds both the Golden Bear and IMMC subsidiaries.

B.

Property, Plant and Equipment

The Company has mineral exploration interests in four properties: the I-M Project (California), the contiguous Stewart (British Columbia) and Jazz (British Columbia) properties and the Rozan (British Columbia) property.  The Company’s principal property is the I-M Project, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus legal costs.  The property was initially acquired to complement the I-M Project, as the combined 102.5-acre site would be suitable for mining, milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name.  The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City.

In 2004, the Company entered into a three-year lease and option to purchase agreement for approximately 2.75 acres of land and a 44,750 square foot building located in Grass Valley, California.  Effective April 1, 2007, the lease and option to purchase agreement was renewed until December 2010.  The warehouse style building is of sufficient size to store the core and maps relating to the I-M Project and for a research and development facility for Golden Bear.  The current building is large enough to house, build and test a demonstration-sized plant for production of stone and ceramics products using externally sources commercially available equipment.  There is good access to the building for delivering and storing materials.  It has the electrical power, natural gas and other building services to conduct all testing required.  Subsidiary company administration, geological and research personnel are all housed in the building for both the IMMC and Golden Bear.

None of the Company’s projects has known reserves, and all proposed programs are exploratory in nature.  The I-M Project has National Instrument 43-101 compliant mineral resources in Measured, Indicated, and Inferred categories.

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

Subsequent to December 31, 2008, the Company entered into a purchase agreement to acquire 7.13 acres of land located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA.  This land overlies part of the mineral rights associated with the I-M Project and is the location of the Round Hole shaft.  The Company has received regulatory approval to complete the acquisition and has commenced the process (see “History of Property” below).

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

The Company held a 100% interest in the Round Hole Shaft until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.  In June 2009, the Company announced it had reached an agreement with Frank A. Lang to re-purchase approximately 7.13 acres of the original land parcels that were transferred to Mr. Lang’s private company in 2000.  The subject acreage is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA, and overlies part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft.  The agreement to re-purchase is to be conducted by way of share issuance.

Emgold had incurred significant expenditures on the property prior to 1999.  Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  During the year ended December 31, 2008, $2,521,005 (2007 - $2,349,453) was expended by the Company on exploration and permitting activities on the I-M Project.

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008, with a quarterly lease payment of $75,000.  Subsequent to December 31, 2008, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments will be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2009, would be $5,349,951, and is increased by 3% each lease-year.  Additional properties have been acquired for a total of $589,276 in mineral property acquisition costs.

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

Gold Mineral Resource and Mineral Reserve Estimates

In 2002, Emgold completed a NI 43-101 Technical Report (required by regulatory authorities in Canada) on the Idaho-Maryland Mine, which was prepared by AMEC.  The report summarized Measured, Indicated, and Inferred Mineral Gold Resources for the I-M Project.  The resources for the I-M Project were estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections, hand calculations and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also used in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.  Subsequent increases in the resource numbers have been estimated under the direction of Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project, and a Qualified Person in accordance with NI 43-101 in Canada.

The mineral resource classification of the I-M Project deposits used methods consistent with the CIM definitions referred to in NI 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.  The gold resources for the I-M Project are summarized in the following table:

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

Mine Call Factor

The mine “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill.  Historically the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, these deposit types typically under-predict the gold produced.  Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore.  Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland mine.  Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated:  a "model" (underground sampling) to "mine"  (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19.  The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by previous studies and has agreed with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nuggety vein system data.

Industrial Minerals Resource and Mineral Reserve Estimates

When Emgold acquired the rights to a ceramics technology in 2003, the Company realized that the I-M Project may host mineral resources suitable as feedstock for the process and potentially for aggregate production.  Initial investigations of the meta-volcanic rock commenced in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics technology.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the ceramics technology, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  Sales contracts or actual sales may be required in order to prove the commerciality of the stone and ceramics products to bring the resource into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

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

Since the initial acquisition of the ceramics technology, the Company has determined that production of stone and ceramics products is possible using commercially available equipment.  Additionally, more advanced equipment, which may be applied by the Company to produce high quality stone and ceramics building products from mine wastes, has since been developed by ceramics equipment producers and is readily available for sale.

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

Overall gold recovery using modern technology should result in gold recoveries consistent with those achieved in the early milling circuits at the Idaho-Maryland mill.  However, it can be expected that gold recovery from the gravity separation portion of the recovery plant using modern gravity technology may exceed the recoveries attained (i.e., average 65%) in the 1930s and 1940s.  Test work to determine the maximum total gold recovery potential using gravity separation, flotation concentration and cyanidation has been recommended.   The gold recovery from gravity separation using modern technology may be approximately 80% to 85%, with overall recovery including flotation concentration and cyanide recovery consistent with historical recoveries of 93.8% to 97.2%.  This information is provided in detail in the Company’s November 2002 NI 43-101 Technical Report and is discussed again in the November 2004 NI 43-101 Preliminary Assessment Technical Report.

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

Project Schedule

The CMUP is expected to be completed in late 2009.  Construction of the I-M Project will be conducted in three Phases as outlined in the Project Application.  After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation and development, and exploration.  In 2009 or early 2010, it is expected that final operating permits for the mine will be obtained and engineering work for Phase 1 will be completed, along with initial site work.

Golden Bear Ceramics Company

Technology Development

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company’s wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC may be used for the further development of its recycling and stone and ceramics product business.

Emgold was providing interim funding by making the payments on the Agreement up to and including the December 21, 2008, payment.  The March 2009 payment was not made and the Agreement was terminated as of May 7, 2009.  The Company has continued to work to separate Golden Bear from Emgold, and intends to provide minimal financial resources to its subsidiary until the potential separation is completed and Golden Bear is independently financed.

Golden Bear designed and operated a pilot plant in Grass Valley, California.  Golden Bear, once financed, is planning to complete marketing studies, a feasibility study and basic engineering of a production plant for converting mine tailings and other materials into high quality stone and ceramics products on a commercial basis.  Using mine and other industrial waste as feed stock could allow a mining or other industrial operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, and which generally consume large areas of land.  Conceivably, the application of this process could eliminate the need for long-term storage of development rock, mine tailings and other industrial wastes, thereby reducing the environmental footprint.  As such, Golden Bear’s products will qualify for LEED credits and can be registered with the U.S. Green Build Council and other organizations.  The green building product market is growing dramatically, and is in fact being legislated into existence in many jurisdictions.  Golden Bear believes that, once financed, it is positioned to take advantage of this green market, and its products could obtain a premium price.

In 2005, the Company completed an initial ceramics marketing study.  This comprehensive report is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies were conducted in fiscal 2006 and are planned to be on-going in the future as products advance, subject to financing of Golden Bear as a separate entity.

In 2007 and 2008, the development of the stone and ceramics process by Golden Bear was limited to patenting and financing activities while the Company focused on the permitting process for the I-M Project, the likely location of the first commercial manufacturing facility.  Should sufficient funding be obtained and the schedule for the I-M Project be delayed, the Company would consider construction of a first commercial plant at a location other than the I-M Project.  Golden Bear has been able to source equipment from outside sources to further the development the proposed stone and ceramics process using commercially available technology.

The Company had an ongoing requirement to protect the intellectual property that it was developing as an extension to the existing patented technology and patents pending and maintained a rigorous program to protect its trade secrets while applying for additional global patents.  With the termination of the agreement with Ceramext, LLC, the Company will no longer pursue intellectual property or other patents in the name of Ceramext, LLC.

I-M Project and the Use of Waste Materials for the Production of Stone and Ceramics Products

Materials from the I-M Project geotechnical-drilling program and from surface exposures have been evaluated for their suitability for commercial exploitation.  These have included historic Idaho-Maryland mine tailings and a variety of metamorphosed volcanic and intrusive igneous rocks derived from core samples and other exploration work.  The goal was to determine which of the materials that will be processed during mine development and during ultimate gold processing may be suitable for use in manufacturing ceramic products.

The raw materials from the I-M Project processed and evaluated by Golden Bear appear to be fully suitable for commercial use using commercially available equipment.  Testing has shown materials can be produced with high strength and low porosity, both of which properties are important for producing high quality stone products.  It must be pointed out that the optimum processing conditions for each composition and material have not been fully optimized as yet.  Each material requires slightly different processing parameters due to slight differences in composition and mineralogy.  The fact that superior stone materials have been produced even without this optimization is important.

Exploration for resource definition, early mining activities and partial mining operations may commence before a stone and ceramics plant is constructed and operational on site.

In November 2004, a Preliminary Assessment for the I-M Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality stone and ceramic building materials.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the I-M Project and includes estimated capital and operating costs that may allow the historic mine to return to production as a gold and ceramics producer.  The Preliminary Assessment describes the staged development of the I-M Project to produce 1,200 to 2,400 tons per day (‘tons/d’) of ore and development rock.  The development rock and tailings could then be used to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

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

Successful application of the stone and ceramics manufacturing facility is expected to consume half of the tailings from the I-M Project with the other half returning underground as backfill.  Excess development rock will be sold off site as aggregate.  This eliminates the requirement for long-term surface storage of these materials.  The successful production and sales of stone and ceramic building materials would allow IMMC to continue with exploration of additional gold targets, and pre-production development, with the objective of defining an economic gold reserve while generating positive cash flow.  The ultimate combination of a gold mine and processing facility, stone and ceramics manufacturing facility, and aggregate mine and processing facility would greatly enhance the economic viability of the I-M Project and allow it to withstand fluctuations in metal prices that often impact a stand alone gold mine.

Exploration Projects, British Columbia Properties

The Company has three early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

ROZAN PROPERTY, JAZZ PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

BRITISH COLUMBIA
B R I T I S H C O L U M B I A
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
JAZZ PROPERTY
Ymir
STEWART PROPERTY
Castlegar
Salmo
Trail
Creston

The exploration projects on the Rozan, Stewart and Jazz properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, and Perry Grunenberg, P. Geo both “Qualified Persons” for the purpose of NI 43-101, “Standards of Disclosure for Mineral Projects”.

Stewart Property, British Columbia

The Stewart Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to nine (9) mineral claims (82 units) located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Ymir, British Columbia.

Previous owners reported two large gold soil anomalies on the Stewart Property, which is the reason the Company acquired the property.  One of the anomalies had never been drilled and the second had had only four holes drilled.  The reported average of all sample assays taken in the four holes was 0.29 g/t gold.  The highest intervals were 1.87g/t gold over 2 meters in altered diorite in Hole 2, and 24.8 g/t gold over one metre in a massive sulphide veins associated with quartz and calcite in Hole 4.  The second gold anomaly reportedly had high gold soil geochemical values coincident with a strong induced polarization geophysical anomaly.

The property is also noted for hosting significant values in molybdenite and tungsten.

Option Agreement

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired a 100% right, title and interest in and to the Stewart property by making payments totalling Cdn$104,000 and issuing 260,000 common shares, subject only to a 3% NSR payable to the optionors.  The Company has the right to purchase 66⅔% of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33⅓%.

Exploration Activity

In 2008, Emgold incurred $41,266 - (2007 – $714,656) in exploration expenditures on the Stewart property.  In fiscal 2008, summary reports of the work program in fiscal 2007 were completed.

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

During 2008 the Company completed reports on the programs completed on the Rozan and Stewart properties during fiscal 2007.  Further work was not undertaken due to lack of financial resources and the focus of the Company on permitting the I-M Project.

Jazz Property, British Columbia

The Jazz Property in British Columbia is without known reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the Jazz Property consisting of twenty-four mineral claims (24 units) located at latitude 49º17’N and longitude 117º21’W in the Nelson Mining Division near Nelson, British Columbia.  The Jazz Property is contiguous to Emgold’s Stewart Property and covers approximately 600 hectares.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.

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

During 2008, the Company incurred $23,734 – (2007 - $111,255) on exploration costs on the property.  No exploration activity is anticipated to be undertaken on the property in fiscal 2009.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2008, are as follows:

Year	Mineral Property Interests	Equipment
(i) Amounts Deferred (capitalized or invested)
2008	984,933	59,620
2007	942,448	274,565
2006	910,672	421,949
2005	859,531	523,090
2004	797,956	351,825

ii) Amounts expensed

Exploration Expenses

Year	Idaho Maryland	Stewart	Rozan	Jazz	Total
	$	$	$	$	$
2008	2,521,005	41,266	23,734	620	2,586,625
2007	2,349,453	714,656	111,255	12,770	3,188,134
2006	1,792,149	3,650	181	219	1,796,199
2005	1,604,900	71,250	1,780	(9,706)	1,668,224
2004	2,773,674	29,276	(8,780)	81,876	2,876,046

Ceramext® Research and Development

Year	Amount Expensed
$
2008	447,809
2007	629,148
2006	1,590,754
2005	1,769,659
2004	998,631

The principal capital expenditures currently anticipated for the year ending December 31, 2009, are as follows:

$
Accounts payable and accrued liabilities, including related parties	600,889
Capital lease	8,358
Operating lease obligations	263,136
Idaho-Maryland property lease	120,000
Mineral property option payments	25,000
Exploration and Permitting	4,000,000
Golden Bear R&D	100,000
$5,117,383

The Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing.  There is no assurance, however, that any such activity will generate funds that will be available for operations in fiscal 2009.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2008, 2007, and 2006 and the related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 15 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold expects to raise additional financing to continue its planned exploration, permitting and development of its I-M Project and to separately finance the commercialization of its ceramics process, herein referred to as the Generation III Process.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007, and 2006.

Recent accounting pronouncements

A Summary recent accounting pronouncements issued which may affect the Company in the future are set out in Note 15 of the Company’s consolidated financial statements for the years ended December 31, 2008, 2007, and 2006.

A.

Operating Results

Year Ended December 31, 2008 (“fiscal 2008”) Compared to Year Ended December 31, 2007 (“fiscal 2007”)

Emgold’s loss in fiscal 2008 was $5,017,424, or a loss per share of $0.03, compared to a loss of $5,836,129, or a loss per share of $0.06 in fiscal 2007.

During fiscal 2008 the Company earned interest income of $63,537 on excess cash balances compared to $86,310 in fiscal 2007.  The decrease was due to interest earned on significantly lower average cash balances held in fiscal 2008 compared to fiscal 2007.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery relates to the renouncement of flow-through expenditures in fiscal 2007 associated with 2,283,000 flow-through units issued during the year ended December 31, 2006 at a price of Cdn$0.38 per unit for gross proceeds of Cdn$850,440.  No such recovery occurred in fiscal 2008.

General and administrative expenses:

Amortization expenses relating to general and administrative activities decreased from $76,423 in fiscal 2007 to $43,946 in fiscal 2008. The decrease relates to certain hardware and software used in administrative activities, being fully amortized in 2008.

Foreign exchange losses increased $129,313 from a loss of $63,988 in fiscal 2007 to a loss of $193,301 in fiscal 2008.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the relative increase in the U.S. dollar relative to the Canadian dollar. The Company holds most of its cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  The Company does not hedge its foreign exchange exposure.

Finance expense remained consistent decreasing slightly from $54,692 in fiscal 2007 to $54,661 in fiscal 2008.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.

Legal, accounting and audit fees increased $43,647 from $107,383 in fiscal 2007 to $153,440 in fiscal 2008.  The increase is due to an increase of legal expenses from $30,287 in 2007 to $39,000 in 2008 as a result of activity from the Company being in the final stages of the permitting process for the Idaho-Maryland Project.  There was also an increase in audit and corporate taxation fees due to increasing regulatory requirements for accounting firms. During 2008, the Company also commenced its documentation and testing of internal controls for Bill 198 and Sarbanes-Oxley purposes resulting in a consulting fee of $12,300.

Management and consulting fees increased $81,253 from $107,996 in fiscal 2007 compared to $189,249 in fiscal 2008.  Included in consulting fees is $79,175 (2006 - $58,566) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2008, consulting fees of $72,128 (2007 - $49,430) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company. The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month to these private companies controlled by two of the directors of the Company throughout 2008.  Prior to August 1, 2007, the Company incurred consulting fees of approximately Cdn$10,000 per quarter to Kent Avenue Consulting Ltd. and did not incur consulting fees to 759924 Ontario Ltd.  During the first quarter of 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.

Office and administration expenses decreased $34,826 from $372,647 in fiscal 2007 to $337,821 in fiscal 2008.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.

Other consulting fees decreased from $18,844 in fiscal 2007 to $Nil in fiscal 2008.  The Company hired consultants to assist Golden Bear in a review of the ceramics industry and associated markets.  In fiscal 2007 the project was finalized such that no further costs were incurred in 2008.

Salaries and benefits decreased by $461,591 from $798,509 in fiscal 2007 to $336,918 in fiscal 2008.  The primary reason for the decrease was due to a reduction in workforce in the fourth quarter of 2007.  The Company accepted the resignation of William J. Witte, as President and Chief Executive Officer of Emgold during 2007.  Mr. Witte continues to serve as a director of Emgold but is no longer an employee.  Ian Chang, Vice-President, Project Development and David Sinitsin, Vice-President, Engineering and Construction also resigned from Emgold during 2007.  In 2008, salary costs were reduced as salaries pertaining to these individuals were not incurred.  The decrease is partly offset by management and consulting fees incurred by the Company relating to compensation of the co-CEOs, and a full-time Chief Financial Officer for most of fiscal 2008.

Shareholder communications costs decreased $15,667 from $209,700 in fiscal 2007 to $194,033 in fiscal 2008.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous year. During 2007, the Company paid Michael Baybak and Company $36,600 in conducting an investor relations program towards institutional investors. No similar program was undertaken in fiscal 2008. This is offset by fees paid to King James Capital Corporation, an investor relations consulting firm of Cdn$5,000 per month effective April 2008. In the past, the Company utilized in-house investor relations personnel and the related expense was included in salaries and benefits. Shareholder communications activity also decreased in fiscal 2008 relative to fiscal 2007 due to a reduction in the number of press releases and other communications.

Stock-based compensation decreased $224,098 from $399,830 in fiscal 2007 to $175,732 in fiscal 2008.  The Company granted 7,890,000 options in the fourth quarter of 2007 all of which were vested immediately compared with 2,100,000 stock options granted in 2008 of which 1,900,000 vested immediately and the remaining 200,000 vesting over one year from the grant date of May 12, 2008.

Travel expense decreased $71,503 from $104,157 in fiscal 2007 to $32,654 in fiscal 2008.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to conserve cash balances.

Research and development expenses:

In fiscal 2008 the Company incurred $447,809 in expenditures directly related to the maintenance of the Ceramext® process compared to $629,148 in fiscal 2007.  The Company’s expenditures related to the development of the Ceramext® process are currently limited to permitting of a manufacturing facility as part of the I-M Project, advance royalties, and intellectual property protection costs.  Subsequent to December 31, 2008, the agreement with Ceramext, LLC was terminated.  Fiscal 2008 expenses include $11,696 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, amortization expenses relating to equipment of $180,839, Ceramext® technology royalties of $160,000 and engineering costs of $33,778 which include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased from $2,349,453 in fiscal 2007 to $2,521,005 in fiscal 2008.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data, mine modeling and scheduling, cost modeling, geologic modeling, engineering and environmental studies, and permitting.

Planned expenses in fiscal 2009 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties were $65,620 in fiscal 2008 compared to $838,681 in fiscal 2007.  All share and cash payments due in fiscal 2008 on the Company’s mineral property interests in British Columbia were made.  The Company incurred $23,734 is fiscal 2008 compared with $111,255 in fiscal 2007 on the Rozan Gold Property, $41,266 in fiscal 2008 compared with $714,656 in fiscal 2007 on the Stewart Property and $620 in fiscal 2008 compared with $12,770 in fiscal 2007 on the Jazz Property.

Year Ended December 31, 2007 (“fiscal 2007”) Compared to Year Ended December 31, 2006 (“fiscal 2006”)

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

A foreign exchange loss of $15,771 in fiscal 2006 compares to an exchange loss of $63,988 in fiscal 2007.  The debt portion of preference shares is denominated in Canadian dollars and is therefore also subject to exchange rate fluctuations.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2006, as late in the year a significant portion of the Company’s funds were held in Canadian dollars, and most expenditures by the Company are incurred and paid in United States dollars, so were subject to more volatility in the Canada and United States exchange rates.  The Company does not hedge its foreign exchange exposure.

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

Management and consulting fees increased from $60,827 in fiscal 2006 to $107,996 in fiscal 2007. Included in consulting fees is $58,566 (2006 - $33,353) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2007, consulting fees of $49,430 (2006 - $Nil) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company.  The fees paid to Kent Avenue Consulting Ltd. were paid through Quorum Management and Administrative Services Ltd. (“Quorum”), formerly known as LMC Management Services Ltd. (“LMC”) in the first three quarters of fiscal 2007.  Management and consulting fees of Cdn$2,500 per month were previously paid to Lang Mining Corporation, a private company, until June 2006.

Office and administration expenses in fiscal 2006 of $451,710 compare to $372,647 in fiscal 2007.   Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs including a one-time recruitment fee in 2006 of $38,000, a reduction in utilities expense of $16,300 as a result of sharing of office space and a reduction in insurance expenses of $13,000 due to a change in coverage from a Company specific policy to an umbrella policy for Quorum.

Other consulting fees decreased from $30,089 in fiscal 2006 to $18,844 in fiscal 2007.  The Company hired consultants at a cost of $30,089 in fiscal 2006 to assist Golden Bear in a review of the ceramics industry and associated markets.  In fiscal 2007 the project was finalized with the remaining $18,844 incurred during 2007.

Salaries and benefits increased from $573,250 in fiscal 2006 to $798,509 in fiscal 2007.  The primary reason for the increase was severance costs incurred during the fourth quarter of 2007.  Severance costs with respect to these individuals were $329,000.

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

Travel expense decreased from $126,360 in fiscal 2006 to $104,057 in fiscal 2007.  Travel, air and hotel accommodation costs increased in general; however, the Company reduced the number of trips to destinations other than the United States.

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

B.

Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2008

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares.  In addition the Company must endeavour to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At December 31, 2008, the Company had a working capital deficiency of $15,967, defined as current assets less current liabilities, compared with working capital of $4,563,485 at December 31, 2007.  The Company’s consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2008, have been funded primarily from the redemption of short-term investments.

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project.  Golden Bear has access to commercially available technology not proprietary to Ceramext that is readily available to advance the development of the I-M Project and efforts to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.  Progress on the I-M Project has been at a slower pace than planned due to budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.  A procedure for review of large projects by the City of Grass Valley was put in place, adding additional time to the permitting process.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company’s three subsidiaries are Nevada incorporated corporations.  There are no currency restrictions on transfer of funds from the United States to Canada.

The Company currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or operating cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Cdn GAAP for further details, including Note 15 that reconciles Cdn GAAP to U.S. GAAP.

Investing Activities

As at December 31, 2008, Emgold has capitalized $984,833 (2007 $942,448) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.  The Company acquired equipment with a cost of $10,410 in fiscal 2008.  Amortization for the year was $225,355.

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $6,380 for fiscal 2009.

Capital Resources

 At December 31, 2008, Emgold’s working capital, defined as current assets less current liabilities, was a working capital deficiency of $15,967, compared to working capital of $4,563,485 at December 31, 2007.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2008, the Company had 157,519,642 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  Cumulative dividends could also result in dilution of approximately 421,020 shares at December 31, 2008.

Additional financing will be required in fiscal 2009 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

Share Capital

2008

During the year-ended December 31, 2008, share capital increased $165,817 through the exercise of 942,500 warrants with exercise prices ranging from Cdn$0.11 to Cdn$0.15 and through the exercise of 87,500 options at an exercise price of Cdn$0.15.

2007

During the year ended December 31, 2007, the Company completed a private placement of 72,730,236 units at a price of Cdn$0.11 per unit, for gross proceeds of Cdn$8 million (US$8 million). Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional previously unissued common share (a “warrant share”) in the capital of the Company for a period of 24 months following the date of issue at an exercise price of Cdn$0.15 per warrant share.  The share purchase warrants issued in three tranches of 54,454,069 on September 27, 2007, 7,266,000 on October 5, 2007, and 11,010,167 on October 12, 2007, and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 67% - 68% and an average expected life of two years.  The value attributable to the non-transferable share purchase warrants was Cdn$0.03 per warrant.  Fees and costs of $685,000 associated with the private placement including finders’ fees were netted against gross proceeds and allocated between the non-assessable common shares and the transferable common share purchase warrants based on their relative values at the issuance dates.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Finders’ fees to eligible finders (“the Finders”) were paid amounts equal to 8% of proceeds raised by such Finders, and non-transferable warrants (“the Finder’s Warrants), equal to 8% of the number of units sold by such finders were also issued.  Each of the Finder’s Warrants are exercisable to acquire a unit of the Company (the “Finders’ Units”) at a price of Cdn$0.11 per Finders’ Unit for a period of 18 months from the date of issuance, subject to adjustment.  Each Finder’s Unit is comprised of one common share of the Company and one non-transferable common share purchase warrant of the Company exercisable to acquire one additional common share of the Company for a period of 24 months from the date of issuance of the Finder’s Warrant at a price of Cdn$0.15.  At December 31, 2007, 4,981,803 Finder’s warrants and Finder’s Units were issued. The Finder’s Warrants and Finder’s Unit were issued in three tranches of 3,831,323 on September 27, 2007, 508,080 on October 5, 2007 and 642,400 on October 12, 2007, and were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate ranging from 4.2% - 4.4%, volatility factors ranging from 58% - 61% and an average expected life of 18 months.  The value attributable to these Finder’s Units and Finder’s warrants was Cdn$0.03 per Finder’s Unit and Finder’s Warrant.

Options and Warrants

2008

During 2008, 18,739,823 warrants exercisable at prices ranging from Cdn$0.26 to Cdn$0.50, expired, unexercised. In addition, 1,158,000 stock options exercisable at prices ranging from Cdn$0.15 to Cdn$1.00 were cancelled and 87,500 stock options were exercised by an officer of the Company with an exercise price of $0.15.  In 2008, 942,500 warrants were exercised at prices ranging from Cdn$0.11 to Cnd$0.15.

2007

During 2007, 18,360,000 warrants exercisable at a price of Cdn$0.76, expired, unexercised.  In addition, 1,118,000 stock options exercisable at prices from Cdn$0.10 to Cdn$1.00, were cancelled.  In fiscal 2006, 153,000 stock options were exercised to provide $37,063 to the treasury. No stock option exercises occurred during 2007.

During the year ended December 31, 2007, the Company granted 7,890,000 stock options to directors, officers and employees of the Company exercisable at a price of Cdn$0.15, with an expiry date of December 27, 2012.

Subsequent to December 31, 2007, 620,000 warrants were exercised at Cdn$0.11 - Cdn$0.15 for total proceeds of Cdn$72,200.

Financing Activities

Golden Bear has been looking at various alternatives to implement Golden Bear’s business plan as noted at Item 4 above.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.  This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At December 31, 2008, and subsequent to that date, the Company has had a working capital deficiency.    Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees until such time as new financing is available.  The ability to raise working capital directly impacts the ability of the Company to undertake any planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis.  As such, management believes that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company’s common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate.  Such adjustments could be material.

Subsequent to December 31, 2008, the Company closed a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 5,115,000 units of the Company at a price of $0.04 per unit.  Each unit was comprised of one common share and one non-transferable common share purchase warrant.  Each warrant entitles the holder to subscribe for one additional common share at a price of $0.12 per common share up to and including March 5, 2010, for 5,015,000 warrants and April 23, 2010, for 100,000 warrants and thereafter at a price of $0.16 per common share up to and including March 5, 2011, for 5,015,000 warrants and April 23, 2011, for 100,000 warrants.  A finder’s fee of $9,500 was paid.

The financing completed above is not sufficient for continuing operations, and the Company is currently pursuing financing by equity investment, sale of assets or forms of partnership on its mineral property and other interests.  There is no assurance that any of these initiatives will be successful or sufficient.

Plans for 2009

The Company is focusing on the permitting required for the I-M Project in Grass Valley and obtaining separate financing for commercialization of the stone and ceramics production by Golden Bear.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

At December 31, 2008, it is estimated that it may require approximately $250,000 - $350,000 per month in working capital to operate the Company over the next year, including environmental monitoring, permitting, preliminary engineering costs associated with obtaining the CMUP as well as corporate administration.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process.

The Company has a very proactive and successful community outreach program to inform local residents and decision makers about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information for a MEA and EIR to obtain a CMUP from the City of Grass Valley and other local and state agencies.

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold’s management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management believes that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has also been developing and commercializing a system of proprietary technologies for the production of high value ceramic products from siliceous minerals and waste materials.  The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests or development of the proprietary technologies are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and novel technology, and on future profitable production or proceeds from the disposition of the mineral property interests or the new technology.

Although there are over 40 gold mines permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross Domestic Product (“GDP”) for mining in 2006 was nearly $13 billion while Nevada’s GDP for mining in 2006 was only $2 billion.  California continues to be a significant mining jurisdiction although a Fraser Institute survey in Canada rated California among the worst jurisdictions for mining throughout the world.  The Company believes that this is an unfair and unrealistic assessment of the mine permit process in California, as all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  The perception that California is not an hospitable or significant mining jurisdiction has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, and has caused delays in anticipated timing of the permit schedule.

Series A First Preference Shares

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2008 and 2007	3,948,428	$ 90,902
Debt Portion of Class A Preference Share	December 31, 2008	De December 31, 2007
Balance, beginning of year	$ 750,624	$ 626,724
Accretion of debt	12,933	12,822
Foreign exchange loss (gain) on debt	(142,325)	111,078
	(129,392)	123,900
Balance, end of year	$ 621,232	$ 750,624

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

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2008, $276,532 (December 31, 2007 - $284,010) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over ten years from inception.  This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

The Company has no long-term debt other than the Class A preference shares described above.

Contractual Obligations in 2008

See Item 5(f) for a table of contractual obligations at December 31, 2008.

C.

Research and Development, Patents, Licenses, etc.

Emgold licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003, between the Company’s wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC may be used for the further development of its recycling and stone product business.  Emgold is now planning to use commercially available technology not proprietary to Ceramext, LLC through Golden Bear in connection with the operation of the I-M Project.

Emgold was providing interim funding by making the payments on the Agreement up to and including the December 21, 2008, payment.  The March 2009 payment was not made and the Agreement was terminated as of May 7, 2009.  The Company has continued to work to separate Golden Bear from Emgold, and intends to provide minimal financial resources to its subsidiary until the potential separation is completed and Golden Bear is independently financed.

The Company, through Ceramext, LLC. had a patent application pending with the U.S. Patent Office (“USPTO”), for a new process and apparatus application.  The new process and apparatus application was filed in October 2006.  The patents were rejected as similar processes are available though third-party suppliers.

In fiscal 2008 the Company incurred $447,809 in expenditures directly related to the maintenance of the Ceramext® process compared to $629,148 in fiscal 2007, and $1,590,754 in fiscal 2006.  The Company’s expenditures related to the development of the Ceramext® process are currently limited to permitting of a manufacturing facility as part of the I-M Project, advance royalties, and intellectual property protection costs.  Subsequent to December 31, 2008, the agreement with Ceramext, LLC was terminated.  Expenses include $11,696 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, amortization expenses relating to equipment of $180,839, Ceramext® technology royalties of $160,000 and engineering costs of $33,778 which include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

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

Gold prices, according to the London P.M. Fix, averaged $409.72/oz in 2004, $444.74/oz in 2005, $603.46 in 2006, $695.39 in 2007, and $872/oz in 2008.

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

F.

Tabular disclosure of contractual obligations

The following table summarizes the Company’s contractual obligations as at December 31, 2008:

	January 1, 2009, to December 31, 2009	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 600,889	$ -	$ -	$ -	$ -	$ -	$ 600,899
Capital lease	8,358	8,358	8,358	4,877	0	0	29,951
Operating lease obligations	263,136	87,721	0	0	0	0	350,857
Idaho-Maryland property lease (1)	120,000	240,000	0	0	0	0	360,000
Mineral property option payments (1)	25,000	25,000	25,000	25,000	25,000	25,000	150,000
Ceramext® royalties and payments (2)	0	0	0	0	0	0	0
Convertible preference shares (3)	0	0	0	0	0	621,232	621,232
	$ 1,017,383	$ 361,079	$ 33,358	$ 29,877	$ 25,000	$ 646,232	$ 2,112,929

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2) The amount shown in ‘5th and subsequent years’ is a per-year figure except for convertible preference shares.  Subsequent to December 31, 2008, the World Wide License Agreement between Golden Bear Ceramics Company and Ceramext, LLC was terminated thereby eliminating future advance royalty payment liability of $160,000 per year.

(3)  The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company’s opinion, otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

(4) The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2009 is $5,349,951, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The Company also has an option on the building in Grass Valley.

G.

Safe Harbor

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  Messrs. Witte, Chang and Sinitsin resigned as officers of the Company effective July 25, 2007, but remain as officers of one of the Company’s wholly-owned U.S. subsidiaries, Golden Bear Ceramics Company.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-Chief Executive Officers on July 25, 2007.  Mr. Watkinson was the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed Chief Operating Officer of the Company on July 25, 2007, and President of the Company on October 16, 2007.  Shannon Ross, Chief Financial Officer and Corporate Secretary resigned from both roles subsequent to year-end 2007 and was replaced by Jonathan Fogg as Chief Financial Officer and Rodrigo Romo as Corporate Secretary in April 2008.  In the first quarter of 2009, Jonathan Fogg resigned from the role of Chief Financial Officer of the Company, and Ken Yurichuk resigned as Co-Chief Executive Officer and was appointed as Chief Financial Officer, making Mr. Berner the sole Chief Executive Officer of the Company.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at June 30, 2009	Principal Business Activities Outside the Company

Sargent H. Berner –Chief Executive Officer and Co-Chairman of the Board	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Inc., NovaDX Ventures Corp., Cap-Link Ventures Ltd., Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. and Magnate Ventures Inc. Director of the General Partner of: Canadian Small Cap Resource Fund (“CSCRF”) 2006 No.1 and 2006 No.2 Limited Partnerships	439,668	Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Chief Financial Officer and Co-Chairman of the Board	ValGold Resources Ltd., Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and NovaDX Ventures Corp. Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership	50,000	Partner, Bobot & Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership: NovaDX Ventures Corp., HMZ Metals Inc, Pacific Stratus Energy Limited	NIL	Chief Executive Officer, ValGold Resources Ltd., Chairman of NovaDX Ventures Corp., Chairman of HMZ Metals Inc.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	ValGold Resources Ltd.	575,040	Businessman and Mining Consultant

Robin A. W. Elliott, Director	None	125,000	Senior Partner, Manning & Elliott, Chartered Accountants

David Watkinson – President and Chief Operating Officer and Director	None	188,000	None

Ian Chang -– (Vice President Project Development of Company (to July 25, 2007), Director and Vice President Project Development of Golden Bear Ceramics Company	None	71,000	Consulting Engineer

David Sinitsin – (Vice President, Engineering & Procurement of Company (to July 25, 2007), Vice President, Engineering & Procurement of Golden Bear Ceramics Company	None	NIL	Consulting Engineer
Shannon M. Ross - Chief Financial Officer and Corporate Secretary (to April 2008)	Golden Pacific Capital Corp., Glenthorne Enterprises Inc., Canadian Small Cap Resource Fund 2006 No. 1 and No. 2 Limited Partnerships	250,000 (as at April 2008)	Chief Financial Officer and Corporate Secretary for ValGold Resources Ltd., Sultan Minerals Inc., and Cream Minerals Corporation
Jonathan L. Fogg – Chief Financial Officer and Secretary and Treasurer of Idaho-Maryland Mining Corporation, Emgold (US) Corporation and Golden Bear Ceramics Company (to February 2009)	None	NIL (as at February, 2009)	None
Rodrigo Romo – Corporate Secretary (effective April 2008 and Secretary and Treasurer of Idaho-Maryland Mining Corporation, Emgold (US) Corporation and Golden Bear Ceramics Company (effective February 2009)	None	30,000	Paralegal – Quorum Management and Administrative Services Inc. (formerly, LMC Management Services Ltd.), Corporate Secretary for ValGold Resources Ltd.

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

Robin A. W. Elliott is a founder and Senior Partner of Manning Elliott LLP, Chartered Accountants and has been with the firm since 1975. Mr. Elliott has more than thirty years of accounting experience, primarily with small to medium-sized, owner-managed businesses and family holding and investment companies. Over the years, he has been on several committees related to the Institute of Chartered Accountants of British Columbia, including the Discipline Tribunal, Professional Liability Task Force, FCA Nominating, Regulatory Policy, Professional Development, and is a past President (2003) of the Institute. He is currently a member of a National Committee for professional liability insurance and was elected a Fellow in 1991. He is also a member of the Trust and Estate Practitioners Society, the Canadian Tax Foundation and the Institute of Corporate Directors (and is on the executive of the BC chapter). Mr. Elliott received his Chartered Accountant designation in 1969, and holds a Bachelor of Commerce degree from the University of British Columbia (1965).

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

Ian I Chang, P. Eng. was an officer the Company from November 2003, until July 25, 2007, but remains as an officer of one of the Company’s wholly-owned U.S. subsidiaries, Golden Bear Ceramics Company.  From 1999 to 2003, Mr Chang was Director, Sulfuric Acid Business Area, for NORAM Engineering and Constructors and had technical and fiscal responsibility for the business area.  He is a registered professional engineer in the Province of B.C. and has over 20 years of technology management, project and engineering management, commissioning, and mechanical and piping design experience for mining/metallurgical projects and specialty chemical projects.  From 1993 to 1999, he held senior project and engineering management positions with Fluor Daniel and Agra Simons (now AMEC PLC) in Canada and the United States, in the engineering and construction of large-scale mines such as Placer Dome’s Zaldivar copper and Musselwhite gold mines, as well as Battle Mountain Gold’s Korri Kollo gold project.  He has significant experience with both hydrometallurgical (gold, copper, zinc, nickel, silver) and pyrometallurgical (gold, copper, zinc) processes.  Mr. Chang holds B.A.Sc. and M.A.Sc. degrees from the University of British Columbia.

David Sinitsin P. Eng. was an officer the Company from May 2006, until July 25, 2007, but remains as an officer of one of the Company’s wholly-owned U.S. subsidiaries, Golden Bear Ceramics Company.  Mr. Sinitsin has more than 23 years of international engineering design, construction, commissioning and project management experience.  As a registered professional engineer, he has led teams to successful completion of large, international, multidisciplinary projects in the mining, chemical, electrochemical, petrochemical and pulp and paper industries. His experience includes the initiation and completion of large capital projects in Canada, Brazil, Peru, China, and the United States.  Mr. Sinitsin has held progressively senior positions with international companies such as Shell Canada Inc., Aker-Kvaerner-Chemetics, Fluor Daniel Inc., AMEC PLC and NORAM Engineering and Constructors Ltd.  He holds Bachelor and Master degrees in Mechanical Engineering from the University of British Columbia, with a specialization in the field of heat transfer and fluid flow.

Shannon M. Ross, CA, was the Chief Financial Officer and Corporate Secretary of the Company from 2000 to March 2008.  From June 2001 to March 2004 she was the Chief Financial Officer for Northern Orion Resources Inc.  From 1991 to 1999, Ms Ross was with the Hunter Dickinson Group of companies, and held the position of Controller and other positions during that period.  Shannon holds a Bachelor of Commerce degree from the University of Alberta, and is a registered Chartered Accountant (CA) in British Columbia.

Jonathan L. Fogg, CA, was the Chief Financial Officer of the Company from April 2008 to February 2009. From September 1999 to March 2008, Mr. Fogg worked in the Audit and Assurance Group of PricewaterhouseCoopers LLP in both the Vancouver and Toronto offices. Jonathan holds a Bachelor of Administration degree from the University of Regina and is a Chartered Accountant (CA) in Saskatchewan.

Rodrigo Romo became the Corporate Secretary of Emgold in April 2008 and in February 2009, was appointed as the Secretary and Treasurer of the Company’s three U.S. subsidiaries; Idaho-Maryland Mining Corporation, Emgold (US) Corporation and Golden Bear Ceramics Company.  Mr. Romo is also the Corporate Secretary for ValGold Resources Ltd. and has been the in-house Securities and Corporate Paralegal since 2001 for Quorum Management and Administrative Services Inc. (formerly, LMC Management Services Ltd.) ("Quorum"), a private company, which provides management, administrative, legal, geological and other services to Emgold and a number of other publicly traded mineral exploration companies.  Prior to joining Quorum, Mr. Romo was a Securities and Corporate Paralegal with the law firm of Lang Michener LLP.  Mr. Romo holds a two-year Diploma of Technology in Financial Management (Professional Accounting Option) from the British Columbia Institute of Technology (1993) and a two-year Diploma of Paralegal Studies from Capilano University’s Institute of Paralegal Studies (2000).

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

Patricia Nelson, an environmental consultant to the Company, manages the permitting and environmental compliance programs for the Company.  She was an employee of the Company from 2005 to 2007.  She has over 30 years of experience managing and directing multidisciplinary environmental projects for government, industry, and utility organizations that involved regulatory compliance, natural resource development and hazardous waste management. In addition, she has experience directing field work and construction projects; developing and implementing public participation programs; and conducting project specific environmental negotiations among government and industry stakeholders. She has a Bachelor of Science from the University of California at Berkeley, a Masters Degree in Business Administration from the University of San Francisco, and is a Certified Mediator from John F. Kennedy University. Ms. Nelson is also a Registered Environmental Assessor (REA) in California and has extensive hazmat training.

Jim Wood, MSc, P.G., Manager, Material Sciences is currently a consultant to the Company and responsible for all test work and SPC on feed materials and final products.  Jim was an employee of the Company from 2005 to 2007.  He has 24 years of experience in the field of geological materials research.  He has performed microscopic studies of rock and mineral materials using various analytical techniques including X-ray Diffraction mineral analysis, Polarized Light Microscopy and use of the Scanning Electron Microscope/Microprobe.  Jim has worked for Unocal at their Science and Technology Research Center as a mineralogist.  He has also been a forensics consultant on construction materials failure for a number of leading geotechnical consulting firms.  He holds a B.S. degree in Earth Science from California State University, Long Beach and a M.S degree in Geology from California State University at Los Angeles.  He is a registered Professional Geologist in California.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.

Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)

a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2008;

(b)

a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2008;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2008.

The Company has four Named Executive Officers.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2008.

Compensation and Discussion Analysis

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management.

The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present.  The Company's auditors, legal counsel and employees may be invited to attend.  The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC.  The Board has appointed Stephen J. Wilkinson as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

To determine compensation payable, the CGCC review compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually review the performance of the NEOs in light of the Company's objectives and consider other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

The Company’s compensation policies and its stock option plan (the “Stock Option Plan”) are intended to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option Based Awards

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, which was approved by the TSX Venture Exchange and the shareholders of the Company and ratified by shareholders at the Company's 2006 Annual General Meeting.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

At December 31, 2008, and at June 30, 2009, a total of 15,751,964 and 16,263,464 shares respectively of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 14,552,500 were outstanding under the plan at December 31, 2008 and 14,382,500 were outstanding under the plan at June 30, 2009.

During the year ended December 31, 2008, 1,158,000 stock options expired with exercise prices between Cdn$0.15 and Cdn$1.

The Board of Directors generally grants options to corporate executives further to the recommendation of the CGCC.  As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation, including but not limited to the grant of options.  Options may be granted at other times of the year to individuals commencing employment with the Company.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2008, is as set out below:

Name and principal position held during fiscal 2008	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Sargent H. Berner Co-Chairman and Co-CEO	2008	NIL	NIL	NIL	NIL	NIL	NIL	79,175	79,175
Kenneth R. Yurichuk Co-Chairman and Co-CEO	2008	NIL	NIL	NIL	NIL	NIL	NIL	72,128	72,128
Shannon M. Ross (5) Chief Financial Officer	2008	9,934	NIL	NIL	NIL	NIL	NIL	12,500	22,434
Jonathan L. Fogg (5) Chief Financial Officer	2008	109,615	NIL	160,000	NIL	NIL	NIL	3,600	273,215
David G. Watkinson President & COO	2008	185,000	NIL	100,000	NIL	NIL	NIL	22,374	207,374 100,000 (6)

Notes:

(1)

Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2)

Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company in 2008 on behalf of the NEOs.

(3)

These amounts include all amounts set out in table from for each NEO.

(4)

Represents apportioned amount of salary and benefits as charged to the Company through Quorum.

(5)

Effective April 7, 2008, Ms. Ross resigned as the Company’s CFO and Mr. Fogg was appointed as the Company’s new CFO.

(6)

In Cdn Dollars.

(7)

Consulting fees of $79,175 were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(8)

Consulting fees of $72,128 were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

(9)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  This amount represents the dollar amount based on a $0.20 exercise price, which was the closing market price of the Company’s common shares on the TSX Venture Exchange on the grant date. of the award (see Item 6.E. – “Share Ownership”).

Emgold and its subsidiaries have employment contracts with Sargent H. Berner and Kenneth Yurichuk.  Compensation of Cdn $7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 and to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007.  Prior to the commencement of the employment contracts, the Company paid Kent Avenue Consulting Ltd. Cdn $36,500 in consulting fees for the period from January 1, 2007 – September 30, 2007.  In the event of termination (including termination upon a change in control), other than for cause, each of the Named Executive Officers may be entitled to receive a payment.

In the year ended December 31, 2008, $374,520 (2007 - $1,040,124; 2006 - $827,056) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), formerly LMC Management Services Ltd., a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

Bonus payments totalling $Nil (2007 – $28,056; 2006 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company.

Consulting fees of $72,128 (2007 –$49,430; 2006 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

Consulting fees of $79,175 (2007 –$58,566; 2006 – $33,353) were paid indirectly by the Company through Quorum to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2008, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	65,000	0.10	12-Oct-2011	NIL	N/A	N/A
	180,000	1.00	19-Nov-2013	NIL	N/A	N/A
	150,000	0.90	12-July-2014	NIL	N/A	N/A
	1,500,000	0.15	11-Dec-2012	NIL	N/A	N/A
Kenneth R. Yurichuk	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	1,500,000	0.15	11-Dec-2012	NIL	N/A	N/A
Shannon M. Ross	250,000	1.00	19-Nov-2013	NIL	N/A	N/A
	200,000	0.90	12-July-2014	NIL	N/A	N/A
	250,000	0.15	11-Dec-2012	NIL	N/A	N/A
Jonathan L. Fogg	800,000	0.20	12-May-2013	NIL	N/A	N/A
David G. Watkinson	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	1,000,000	0.15	11-Dec-2012	NIL	N/A	N/A
	500,000	0.20	12-May-2013	NIL	N/A	N/A

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.05 per share on December 31, 2008.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
Sargent H. Berner	NIL	N/A	N/A
Kenneth R. Yurichuk	NIL	N/A	N/A
Shannon M. Ross	NIL	N/A	N/A
Jonathan L. Fogg	NIL (2)	N/A	N/A
David G. Watkinson	NIL (2)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  Options granted on May 12, 2008, were granted at the Cdn$0.20 which was the closing market price of the Company’s common shares on the TSX Venture Exchange for that day. The amount of the difference of the grant date fair value of Cdn$0.20 from the accounting fair value of Cdn$0.12 is because the Company used the Black-Scholes model as the methodology to calculate the grant date fair value, and relied on the following key assumptions and estimates for the calculation.  The Company used a risk-free interest rate of 3.60%; an expected life of 4.1 years, and an expected volatility of 78%.  The Company chose this methodology as it is an accepted valuation model for fair value of stock options. The life of the option is based on the historical life of options granted by the Company, and the expected volatility of 78% is based on the Company’s trading price.  The risk-free interest rate is based on the expected life of the options and is obtained from external sources.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Discussion

The Company accounts for stock options at fair value pursuant to CICA Handbook section 3870, which established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments.  Compensation expense for stock options granted to employees is determined based on estimated fair values of the stock options at the time of grant using the Black-Scholes option pricing model.  The cost is recognized over the vesting period of the respective options and is capitalized to mineral properties and development costs for grants to individuals working directly on advanced mineral projects or to exploration costs on projects in the exploration stage.  For non-employees, the fair value of the options are measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.  If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

See “Option Based Awards” and “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company’s securities) was paid.

Pension Plan Benefits

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, with the exception of the following:

1.

The contract of David G. Watkinson, by the Idaho-Maryland Mining Corporation, provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to six (6) month’s salary that in the event of termination by the Company.  Additionally, the contract provides for payment to Mr. Watkinson of a severance allowance equivalent to a minimum of six (6) month’s salary in the event of an acquisition or takeover by another company or other form of transaction.

2.

The contracts of Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner, provides that in the event of termination (including termination upon a change in control), other than for cause, Mr. Berner may be entitled to receive a payment.

3.

The contracts of 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk, provides that in the event of termination (including termination upon a change in control), other than for cause, Mr. Yurichuk may be entitled to receive a payment.

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director.  This is subject to recommendation by the Compensation and Corporate Governance committee.  As indicated herein, the Chief Executive Officer and Chief Financial Officer who also serve as directors of the Company received compensation for their services through consulting contracts.  In addition, the independent directors, Robin A. W. Elliott and Stephen J. Wilkinson each received Cdn$10,000 as quarterly compensation.

Directors’ fees totaling $74,282 (2007 – $20,057; 2006 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William J. Witte	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robin A. W. Elliott	40,000 (1)	NIL	NIL	NIL	NIL	NIL	40,000(1)
Stephen J. Wilkinson	40,000 (1)	NIL	NIL	NIL	NIL	NIL	40,000(1)

Notes:

(1)

In Cdn Dollars.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	150,000	0.25	11-June-2009	NIL	N/A	N/A
	100,000	0.10	12-Oct-2011
	600,000	1.00	19-Nov-2013
	200,000	0.90	12-July-2014
	250,000	0.15	11-Dec-2012
Robin A. W. Elliott	150,000	0.29	22-Nov-2011	NIL	N/A	N/A
	500,000	0.15	11-Dec-2012
Stephen J. Wilkinson	50,000	1.00	19-Nov-2013	NIL	N/A	N/A
	10,000	0.90	12-July-2014
	1,000,000	0.15	11-Dec-2012

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.05 per share on December 31, 2008.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2008, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
William J. Witte	NIL (2)(3)	N/A	N/A
Robin A. W. Elliott	NIL (2)(3)	N/A	N/A
Stephen J. Wilkinson	NIL (2)(3)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant date.  There were no options granted to non-NEO directors during fiscal 2008.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	14,552,500	$0.36	1,199,464
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	14,552,500

Notes:

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Option Based Awards” above.

(2)

As at December 31, 2008.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During year ended December 31, 2008, there were 87,500 stock options exercised by an officer of the Company at an exercise price of Cdn$0.15.  There were no other stock options exercised by any of the officers and directors of the Company during the year ended December 31, 2008.

C.

Board practices

All directors were elected at the June 20, 2008, annual general meeting and have a term of office expiring at the next annual general meeting of Emgold.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Stephen Wilkinson and Mr. Robin A. W. Elliott were appointed to the Board as independent directors.  As such, the number of directors is six.  Mr. William Witte is related due to holding an executive position with the Company until August 2008 and due to holding an executive position in the Company’s subsidiary, Golden Bear Ceramics Company.

Except as noted herein, no director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.  In fiscal 2008, Sargent H. Berner and Stephen J. Wilkinson were directors and Shannon M. Ross was an executive officer of ValGold Resources Ltd. while such company was subject to a Management Cease Trade Order for failure to file financial statements in a timely manner.

There are no director’s services contracts with the Company providing for benefits upon termination of employment.  Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement, change of control) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed herein, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director Chair – Environmental, Health and Safety Committee

Director: June 16, 1999 – Present, Executive Vice President: May 1999 - July 19, 2002, President and CEO: July 19, 2002 – July 25, 2007, President and CEO of Golden Bear Ceramics Company: July 25, 2007 – Present.

Sargent H. Berner	Co-Chairman and Chief Executive Officer	Director: May 13, 1991 – Present, Co-CEO: July 25, 2007 – February 18, 2009, Co-Executive Chairman: July 25, 2007 – Present, CEO: February 18, 2009 – Present.
Stephen J. Wilkinson	Director Chair – Corporate Governance & Compensation Committee	Director: June 25, 2007 – Present.
Robin A. W. Elliott	Director Chair – Audit Committee	Director: June 22, 2006 – Present.
Kenneth Yurichuk	Co-Chairman and Chief Financial Officer	Director: June 22, 2006 to Present, Co-CEO: July 25, 2007 – February 18, 2009, Co-Executive Chairman: July 25, 2007 – Present, Chief Financial Officer: February 18, 2009 - Present:
David Watkinson	Director and President and Chief Operating Officer	Director: October 16, 2007 – Present, Vice-President Operations: June 22, 2006 – July 25, 2007, Chief Operating Officer: July 25, 2007 – Present, President: October 16, 2007 – Present.
David Sinitsin	Vice President, Engineering and Procurement, Golden Bear	Vice-President, Engineering and Procurement: May 1, 2006 - July 25, 2007, Vice-President, Engineering and Procurement, Golden Bear Ceramics: July 25, 2007 – Present.
Ian Chang	Vice President Project Development, Golden Bear	Vice President Project Development: November 5, 2003 to July 25, 2007, Vice President Project Development, Golden Bear Ceramics Company: July 25, 2007 – Present..
I. Rodrigo A. Romo	Corporate Secretary	Corporate Secretary: April 7, 2007 – Present.
Jonathan Fogg	Chief Financial Officer	Chief Financial Officer: April 7, 2008 – February 18, 2009.
Shannon M. Ross	Chief Financial Officer and Corporate Secretary	Corporate Secretary: January 31, 2000-April 7, 2008, Chief Financial Officer: June 20, 2000 – April 7, 2008.

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

Environmental, Health and Safety Committee

Emgold’s Board of Directors has an Environmental, Health and Safety Committee (“EHS Committee”) responsible for monitoring and reviewing environmental, safety and health policies and programs.  Occupational health and safety and responsible environmental stewardship is recognized by Emgold as among the highest corporate priorities at all stages of our activities.  The members of the EHS Committee work with management on a regular basis to provide guidance and input to insure both short and long term planning, development and compliance with the Company’s policies. The members of the EHS Committee are William J. Witte, David G. Watkinson and Kenneth R. Yurichuk.

D.

Employees

At December 31, 2008, Emgold had six employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation administrative functions are primarily provided through Quorum Management and Administrative Services Inc. (“Quorum”).

.

Share ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at June 30, 2009, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at June 30, 2009

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date

William J. Witte, Director,
	100,000	Common	0.10	October 12, 2011
	600,000	Common	1.00	November 19, 2013
	200,000	Common	0.90	July 12, 2014
	250,000	Common	0.15	December 11, 2012
Subtotal	1,150,000

Sargent H. Berner Chief Executive Officer, Co-Chairman
	65,000	Common	0.10	October 12, 2011
	180,000	Common	1.00	November 19, 2013
	150,000	Common	0.90	July 12, 2014
	1,500,000	Common	0.15	December 11, 2012
Subtotal	1,895,000

Kenneth Yurichuk Chief Financial Officer, Co- Chairman	150,000	Common	0.29	November 22, 2011
	1,500,000	Common	0.15	December 11, 2012
Subtotal	1,650,000

Robin A. W. Elliott Director	150,000	Common	0.29	November 22, 2011
	500,000	Common	0.15	December 11, 2012
Subtotal	650,000

David Watkinson President and Chief Operating Officer, Director	150,000	Common	0.29	November 22, 2011
	1,000,000	Common	0.15	December 11, 2012
	500,000	Common	0.20	May 12, 2013
Subtotal	1,650,000

Stephen J. Wilkinson, Director	50,000	Common	1.00	November 19, 2013
	10,000	Common	0.90	July 12, 2014
	1,000,000	Common	0,15	December 11, 2012
Subtotal	1,060,000

Ian Chang Vice President, Project Development, Golden Bear	150,000	Common	1.00	November 19, 2013
	100,000	Common	0.90	July 12, 2014
	250,000	Common	0.15	December 11, 2012
Subtotal	500,000

David Sinitsin Vice President, Engineering & Procurement, Golden Bear	150,000	Common	0.29	November 22, 2011
	162,500	Common	0.15	December 11, 2012
Subtotal	312,500

Rodrigo Romo Corporate Secretary	55,000 5,000 240,000	Common Common Common	1.00 0.90 0.15	November 19, 2013 July 12, 2014 December 11, 2012
	100,000	Common	0.20	May 12. 2013
Subtotal	400,000

TOTAL	9,267,500	Common

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  To the extent known by the directors and executive officers of the Company as at December 31, 2008, and May 31, 2009, there are two holders of 5% or more of the common shares of Emgold:

(1)

RAB Special Situations (Master) Fund Limited.  At December 31, 2008, they held 25,562,040 common shares or 16.23% of the then issued and outstanding.  During the month of May 2008, they reduced their holdings by 7,017,000 common shares and as at May 31, 2009, held 18,545,040 common shares or 11.40% of the then issued and outstanding common shares.  At December 31, 2006, they held 6,000,000 common shares or 7.16% of the then issued and outstanding common shares.  They did not hold a significant number of the Company’s common shares in prior years.

(2)

Galaxy Fund, Inc.  As at December 31, 2008, they held 12,400,000 common shares or 7.87% of the issued and outstanding common shares as at that date.  To the best of the Company’s knowledge they have held these 12,400,000 common shares since 2006, and they did not hold a significant number of the Company’s common shares in prior years.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2008, Emgold had authorized an unlimited number of common shares without par value of which 157,519,642 (162,634,642 as at June 30, 2009) were issued and outstanding, and an unlimited number of preference shares of which 3,948,428 Series A First Preference Shares were issued and outstanding.

As of June 30, 2009, there were 601 registered shareholders of record holding a total of 162,634,642 common shares of Emgold.  To the best of Emgold’s knowledge there were 255 registered shareholders of record with registered addresses in Canada, 336 shareholders of record with registered addresses in the United States and 10 shareholders of record with registered addresses in other countries holding approximately 123,874,098 (76%), 23,747,389 (15%) and 15,013,155 (9%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2008, and the date hereof, except as noted below.

In the year ended December 31, 2008, $374,520 (2007 - $1,040,124; 2006 - $827,056) in management, administrative, geological and other services have been provided by Quorum, a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a 25% interest in Quorum.  Three months of estimated working capital is required to be on deposit with Quorum under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as Quorum retains nominal profits in connection with the services it provides.  A provision for doubtful accounts has also been recorded against this balance in the amount of $321,839 (2007 - $Nil), resulting in a carrying value of $74,172, which reflects management’s current best estimate of the value of services, which may be recovered in consideration for amounts advanced to Quorum to date.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum.

Bonus payments totalling $Nil (2007 – $28,056; 2006 – $Nil) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company. These amounts were included in office and administration expenses.

Consulting fees of $72,128 (2007 –$49,430; 2006 – $Nil) were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

Consulting fees of $79,175 (2007 –$58,566; 2006 – $33,353) were paid indirectly by the Company through Quorum to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Directors’ fees totalling $74,282 (2007 – $20,057; 2006 – $Nil) were also paid to two independent directors of the Company which were included in salaries and benefits.

Lang Mining Corporation (“Lang Mining”) is a private company controlled by Frank A. Lang, a former chairman of the Company.  Commencing January 1, 2003, and expiring June 30, 2006, the Company paid Cdn$2,500 per month to Lang Mining for his services during his tenure as chairman of the Company.  The Company appointed a new chairman in June 2005, and approved a one-year extension of payments to the Lang Mining contract.  Mr. Lang and Lang Mining are the holders of preference shares, which are fully described above in section B – Liquid and Capital Resources of Item 5 – Operating and Financial Review and Prospects.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

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

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Annual
2009 (to June 30, 2009)	0.07	0.03
2008	0.28	0.02
2007	0.35	0.11
2006	0.99	0.27
2005	0.83	0.27
2004	1.55	0.58

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2009
First quarter	0.06	0.04
Second Quarter	0.07	0.03

Calendar 2008
First Quarter	0.28	0.13
Second Quarter	0.22	0.14
Third Quarter	0.17	0.06
Fourth Quarter	0.09	0.02

Calendar 2007
First Quarter	0.35	0.26
Second Quarter	0.32	0.16
Third Quarter	0.20	0.11
Fourth Quarter	0.20	0.11

Month ended
June 30, 2009	0.07	0.03
May 31, 2009	0.04	0.03
April 30, 2009	0.05	0.03
March 31, 2009	0.06	0.04
February 28, 2009	0.05	0.04
January 31, 2009	0.06	0.04

The high, low and closing price of the Company’s common stock was Cdn$0.06, Cdn$0.06 and Cdn$0.06, respectively, on June 30, 2009.  The Company’s common stock is issued in registered form.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Emgold which provide a right to any person to participate in offerings of Emgold’s securities

Liquidation

All common shares of Emgold participate rateably in any available assets in the event of a winding up or other liquidation, subject to the prior rights of First Preference Shares.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which 3,948,428 Series A First Preference shares are outstanding as of December 31, 2008 (see section B – Liquid and Capital Resources of Item 5 – Operating and Financial Review and Prospects).

C.

Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.

The Company has a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments are currently $21,928 per month and increase by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to April 1, 2010.  The company has an option to purchase, and the purchase price, if exercised in fiscal 2008, would be $3.06 million, increasing by $50,000 annually to the end of fiscal 2009, with an additional increase in 2010.  Effective April 1, 2007, the lease and option to purchase agreement was renewed until December 2010.

2.

A five-year lease (as amended) initially, had a term commencing on June 1, 2002, and ending on May 31, 2007, with the owners of the Idaho-Maryland Mine.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly on February, May, August and November 1st, commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007 to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  All other conditions of the original agreement, including the option purchase price and net smelter royalty remain unchanged.  Subsequent to December 31, 2008, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments will be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs.

3.

The Company signed an agreement with Ceramext, LLC, a private company controlled by Ross Guenther, to develop and use the Ceramext® process.  Under the terms of the agreement, the Company obtained the worldwide rights, subject to a monthly royalty of 3% of the gross sales revenue derived from the sales of physical products produced.  The Company has since determined that commercially available technology not proprietary to Ceramext, LLC may be used for the further development of its recycling and stone and ceramics product business and the agreement was terminated in May 2009.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Emgold’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Emgold.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million.  A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

E.

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2008, and at least certain prior fiscal years.  In addition, Emgold may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information About Market Risk

As at December 31, 2008, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

	Canadian currency amount	U.S currency amount
Cash in Canadian dollars	24.768	20,335
Short-term investment in Canadian dollars	266,000	218,391
Goods and services tax recoverable in Canadian dollars	2,511	2,061
Amounts receivable in Canadian dollars	90,342	76,414
Prepaid amounts in Canadian dollars	29,534	24,248
Reclamation bonds in Canadian dollars	7,000	5,747
Accounts payable in Canadian dollars	84,215	78,036
Accrued interest on preference shares in Canadian dollars	336,816	276,532
Amounts payable to related parties in Canadian dollars	24,028	19,768
Preference shares in Canadian dollars	756,661	621,232

B.

Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

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

Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management’s best estimate of the life of the convertible preference shares at the time of their issuance.  Foreign exchange gain on the debt conversion to United States dollars was $142,325 in fiscal 2008 compared to a loss of $111,078 in fiscal 2007, which are not significant to the operations of the Company.

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

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every four Class A Convertible Preference Shares. The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount. This is at the Company’s option.

At December 31, 2008, $276,532 (December 31, 2007 - $284,010) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends. Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so. The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception. This period is based on management’s best estimate of the life of the convertible preference shares, and is reassessed annually.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a)  Disclosure controls and procedures.

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

Management has carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of the end of the period covered by this annual report, being December 31, 2008.  This evaluation was carried out under the supervision and with the participation of our company's management, including our Chief Executive and Chief Financial Officers.  Based on that assessment, management concluded that, as at December 31, 2008, the Company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties related to complex transactions in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the financial reports.  The Chief Financial Officer is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements due to the complexity of transactions, and should also be considered a material weakness in its disclosure controls and procedures.

b)  Management’s annual report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of our Chief Executive Officer and of the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Management has assessed the design and operating effectiveness of our internal control over financial reporting as of December 31, 2008, based on the framework in Internal Control Integrated Framework issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on our evaluation under the framework in Internal Control-Integrated Framework, management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008.  Certain weaknesses do arise, primarily from the limited number of personnel employed in the accounting and financial reporting area, a situation that is common in smaller companies.  As a consequence of this situation: (i) it is not feasible to achieve the complete segregation of duties; and (ii) the Company is unable to design internal controls “in house” providing independent review at a sufficient level of expertise in complex areas of financial accounting, such as taxation and the Canadian to U.S. GAAP reconciliation.

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

c)  Changes in internal controls over financial reporting .

There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERTS

The members of the audit committee are Messrs Robin A. W. Elliott, Kenneth Yurichuk and Stephen J. Wilkinson.  The Company’s Board of Directors has determined that it has more than one “audit committee financial expert” serving on its Audit Committee.  Mr. Robin A. W. Elliott and Mr. Kenneth R. Yurichuk are each a partner in separate chartered public accounting firms in Canada.  Mr. Yurichuk is not independent, based upon the tests for independence set forth in National Instrument 52-110 (“NI 52-110”), , due to his position as the Company’s Chief Financial Officer.  Mr. Elliott is an independent, based upon the tests for independence set forth in NI 52-110, audit committee financial expert.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2008, and to the date of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services.

	Years ended December 31,
Services:	2008 (Cdn$)	2007 (Cdn$)
Audit Fees	$ 63,375	$ 58,948
Audit-Related Fee (1)	7,500	7,949
Tax Fees	11,100	12,250
All Other Fees (2)	640	400
Total Fees	$ 82,615	$ 79,547

Note:

(i)

“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.

(ii)

Canadian Public Accounting Board fees.

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

During the year ended December 31, 2008, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company’s consolidated financial statements are stated in United States dollars and are prepared in accordance with Cdn GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 15 to the consolidated financial statements.

The following financial statements and notes thereto as required under Item 17 are attached to this Form 20-F Annual Report as Exhibits F-1 and F-2, and are incorporated herein by reference:

•

Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, including Management’s Responsibility for Financial Reporting and Auditor’s Report from  PricewaterhouseCoopers LLP, Chartered Accountants; and

•

Quarterly and Annual Report for the Three Months and Year Ended December 31, 2008.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year and are incorporated by reference.

Exhibit Number	Description

F-1*

Consolidated Financial Statements for the Years Ended December 31, 2008, 2007 and 2006, including Management’s Responsibility for Financial Reporting and Auditor’s Report from PricewaterhouseCoopers LLP, Chartered Accountants.

F-2*	Quarterly and Annual Report for the Three Months and Year Ended December 31, 2008.
1.1**	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989.
2.1**	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1**	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2**	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4**	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5**	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
5.1**	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1**	List of subsidiaries.
11.1**	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1**	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
15.2**

Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05).

15.3***	Interim Consolidated Financial Statements for Three Months Ended March 31, 2009 and 2008.
15.4***	Quarterly Report for Three Months Ended March 31, 2009.

Notes:
* Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000324 on May 5, 2009.
** These exhibits have been previously filed with the Company’s registration statement on Form 20-F under Accession Number 0001137171-05-001000 on July 1, 2005.
*** Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-09-000520 on July 9, 2009.
END OF EXHIBITS

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

.

SIGNATURES

Emgold Mining Corporation certifies hereby that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ Sargent H. Berner

Sargent H. Berner, Chief Executive Officer.

/s/ Kenneth Yurichuk

Kenneth Yurichuk, Chief Financial Officer

DATED:

July 15, 2009