Form 20-F
period 2009-12-31
EMGOLD MINING CORP
filed 2010-06-29
CIK 1199392

June 28, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2009

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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

16,894,310

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

Certain statements in this Annual Report under the captions “Risk Factors”, “Business Overview”, “Operating and Financial Review and Prospects” and “Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this Annual Report and the documents attached as exhibits constitute “forward-looking statements” within the meaning of the United States securities laws.  Some forward-looking statements may be identified by such terms as “believes,” “anticipates,” “intends” or “expects.”  These forward-looking statements are based on the Company's current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements and the Company expressly disclaims any obligation to revise or update forward-looking statements in respect of actual results, performance or achievements.  Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold and other metals; gold and commodity price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations.

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

Reserve: That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits. Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project's commerciality and reserve status.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2009, 2008, and 2007 was derived from the Company's consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company's authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 common shares were then issued on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share.  After adjusting for rounding, 16,894,310 common shares were issued and outstanding after giving effect to this consolidation.  The issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

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

See Item 17 for accompanying consolidated financial statements prepared in accordance with Canadian generally accepted accounting principles (“Cdn GAAP”) for further details, including Note 13 that reconciles Cdn GAAP to U.S. GAAP.

(United States Dollars)

Period End Balances (as at)	December 31,
Consolidated Balance Sheet Data	2009	2008	2007	2006	2005
Cdn GAAP
Total assets	$ 1,136,369	$ 1,642,605	$ 6,506,695	$ 4,264,650	$ 5,127,343
Total liabilities	2,653,383	1,247,781	1,494,421	1,108,949	1,215,014
Contributed surplus	6,223,649	4,286,347	2,972,267	2,412,930	2,319,034
Accumulated other comprehensive income (loss)	(577,456)	(577,456)	(577,456)	(577,456)	(577,456)
Share capital	38,792,139	38,431,299	38,231,882	33,153,847	29,965,478
Equity component of convertible preference shares	90,902	90,902	90,902	90,902	90,902
Warrants	112,355	1,936,339	3,049,862	1,085,434	--
Deficit	(46,158,603)	(43,772,607)	(38,755,183)	(32,919,054)	(27,794,727)
U.S. GAAP
Total assets	1,136,369	1,642,605	6,506,695	4,264,650	5,127,343
Total liabilities	1,925,709	626,549	743,797	618,724	601,143
Share capital	38,792,139	39,109,658	38,877,347	33,486,676	30,434,806
Contributed surplus	4,287,310	4,286,347	2,972,267	2,412,930	2,319,034
Warrants	112,355	1,936,339	3,049,862	1,085,434	--
Accumulated other comprehensive income	(577,454)	(577,454)	(577,456)	(577,456)	(577,456)
Deficit	$(44,206,549)	$(43,863,334)	$(38,559,122)	$(32,761,658)	$(27,650,184)

Selected Consolidated Balance Sheet Data

Cdn GAAP	2009	2008	2007	2006	2005
Equipment and mineral property interests	$ 1,096,514	$ 1,044,553	$ 1,217,013	$ 1,332,621	$ 1,382,621
Shareholders' equity (deficiency)	(1,517,014)	394,824	5,012,274	3,155,701	3,912,329
U.S. GAAP
Equipment and mineral property interests	1,096,514	1,044,553	1,217,013	1,332,621	1,382,621
Shareholders' equity (deficiency)	(789,340)	1,016,056	5,762,898	3,645,926	4,526,200
Number of outstanding common shares	16,894,310	15,751,987	15,648,987	8,375,941	6,553,810

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Consolidated Statement of Operations Data – (Cdn GAAP)	2009	2008	2007	2006	2005
Revenue	$ --	$ --	$ --	$ --	$ --
Investment and other income	1,537	63,537	308,044	45,133	109,458
General and administrative expenses	1,044,504	2,046,527	2,326,891	1,782,507	1,916,740
Exploration expenses	1,175,520	2,586,625	3,188,134	1,796,199	1,668,224
Ceramext research costs	92,340	447,809	629,148	1,590,754	1,769,659
Write-down of mineral property interests	75,169	--	--	--	--
Loss according to financial statements (Cdn GAAP)	2,385,996	(5,017,424)	(5,836,129)	(5,124,327)	(5,245,165)
Loss per share – basic and diluted (Cdn GAAP)	(0.14)	(0.32)	(0.57	(0.76)	(0.91)
Loss according to financial statements (U.S. GAAP)	(1,561,717)	(5,094,671)	(5,745,765)	(5,111,474)	(5,067,769)
Loss per share – basic and diluted (U.S. GAAP)	(0.09)	(0.32)	(0.56)	(0.76)	(0.88)

B.

Capitalization and Indebtednes

Not applicable.

C.

Reasons for the Offer and Use of Proceeds

Not applicable.

D.

Risk Factors

Financial Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company's common stock.

Emgold currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years' history of earnings or operating cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold has no source of revenue other than interest income, shares from the Lease and Option to Purchase Agreement on the Rozan Property, potential cash from foreign exchange gains, and future income tax recoveries.  There is also potential to convert shares and warrants from the Lease and Option to Purchase Agreement on the Rozan Property to cash in the future.  A mining project can typically require five to ten years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company's exploration properties for at least 4 years.  All of Emgold's short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2009, Emgold had a working capital deficiency of $1,880,208, compared to a working capital deficiency of $15,967 at December 31, 2008.  Working capital is defined as current assets less current liabilities.  Due to the difficulties in raising capital for permitting activities, the working capital deficiency of the Company leaves substantial doubt as to the Company's ability to continue as a going concern.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold's exploration and research and development programs are successful, additional capital will be required to place the I-M Project into commercial production.  To date, the only sources of funds that have been available to the Company are from the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  We presently do not have sufficient financial resources to undertake all of the Company's plans as outlined in previous periods, and require additional financing to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development.  In spite of the current value of gold, the market conditions in the junior mining and exploration sector are very depressed and therefore it is very difficult raising additional capital.  We have been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or financings with favourable terms.  If we fail to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for equity financings and joint ventures that may be able to carry the Company through the next year of operations.  The financings, if completed, could result in dilution of the Company's shares.  Funds from any financing will be used primarily for permitting at the I-M Project and general working capital.  Separate financing paths are being pursued for Golden Bear and the development of ceramics and stone processing facilities.

Changes in the market prices of gold, which have fluctuated widely, will affect our operations and can negatively impact the economic viability of the mineral properties.  Emgold has no history of mining or current source of revenue.  The Company is exploring for gold, and historically, the prices of the common shares of junior mining companies are very volatile.  This volatility may be partly attributed to the volatility of gold prices, and also to the success or failure of the Company's exploration programs. The market price of gold may not remain at current levels. In particular, an increase in worldwide supply and consequent downward pressure on prices may result over the longer term from increased gold production from mines developed or expanded as a result of current metal price levels.

The prices of common shares of gold exploration companies are indirectly tied to gold prices which have fluctuated in the past ten years.  This affects exploration activity.  The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control.  Annual average, high and low gold prices since 2000 are shown below, demonstrating the fluctuation in the price of gold.  Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010 (to June 15)	1143.30	1246.00	1,058.00

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company's share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company's ability to raise funds.  The world markets are currently being affected by a major recession and deficit crisis.  Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece.  This has caused record deficits in several countries, including the U.S.  These crises, which have occurred over a multi-year period, have affected the Company's ability to raise capital and have negatively impacted the stocks of many junior exploration companies.  It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company's ability to raise necessary capital and advance the I-M Project.

Emgold may not be able to find equity investment to further fund Golden Bear Ceramics Company to build a ceramics and stone processing facility using commercially available technology to process mine waste at the Idaho-Maryland Mine Project (the “I-M Project”), Emgold's most significant asset.  Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company's wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC for the further development of its recycling and stone and ceramics product business and the Agreement has been terminated.  Emgold is planning to use such commercially available technology in connection with the operation of the I-M Project for the process of waste and other rock, but is also looking at other alternatives for this material.

The Company is in the process of converting Golden Bear into an independent operating entity.  The Company has decided to finance Golden Bear and its ceramics and stone processing facility separately from Emgold to allow Golden Bear to pursue opportunities for growth on a global basis and construct a series of production plants.  Accordingly, the Company has focused expenditures on permitting and financing activities in relation to the I-M Project.  The I-M Project, as presently planned, includes a 1,200 ton per day stone and ceramics manufacturing facility which may be the first commercial plant to be constructed by Golden Bear.  If the Company is unable to obtain equity or some other form of financing to develop ceramics and stone processing facilities, the proposed use of such facilities at the I-M Project may be at risk.

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

Environmental and Regulatory Risk Factors

We may be unable to obtain necessary permits for the I-M Project.  Emgold, through its subsidiary, Idaho-Maryland Mining Corporation (“IMMC”), has submitted its initial application to acquire a Conditional Mine Use Permit (“CMUP”) to construct a decline and surface facility to continue with the underground exploration of the Idaho-Maryland mine site.  The Company expects the CMUP to be received in late 2011, as the process has been delayed due to the difficulty in arranging sufficient financing to complete the permitting process.  The Company has a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region.  Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through the permitting process.  Obtaining or reviewing governmental permits is a complex and time consuming process.  The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company's control.  Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

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

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land, air and water use, the protection of the environment, prospecting, development, production, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company seeks to reopen the historical I-M Project, in accordance with all applicable federal, state, and local laws and regulations, for the purposes of:

•

Exploring and developing the gold resources therein,

•

Processing the gold bearing ore to produce gold bullion,

•

Processing the associated siliceous waste rock from the mine to produce stone and ceramic building materials using commercially available technology,

•

Producing aggregate materials for mine development as well as commercial sale, and

•

Operating and maintaining these facilities for the life of the project.

•

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

•

Potential Impact on Air Quality (e.g. potential emission of pre-cursers gases to ozone, potential emission of green house gases), and

•

Potential Impact on Wells in the Vicinity of the Mine (potential impact to local wells in the vicinity of the mine that may be affected by dewatering of the mine workings).

The I-M Project could have “growth inducing impacts” The Company will need to address those impacts associated with growth due to industrial development proximate to an urban center.  The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders.  Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving roadway intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

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

•

Public Health - Use of explosives, blast vibration, use of and potential exposure to hazardous substances/materials.

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required.  The Company currently leases this property and is not conducting any mining operations, therefore no reclamation liability has been accrued.  As part of the CMUP process, the Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site.  The Company is currently working with the California Regional Water Quality Control Board to remediate the location where two historic fuel tanks were removed by the previous owners of the land.  Costs for clean up and short and long term liabilities for cleanup of the site are being addressed with State and local agencies.  Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this property (currently under a lease option to purchase agreement) and discontinue the project.  However, information available at this time indicates that clean up of the site can be completed in a reasonable and economic fashion, and this clean up will be a benefit to the local community in the long term.

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

In June 2006, IMMC successfully completed Phase 1 of the three-phase process to permit the reopening of the I-M Project.  Phase 1 included the completion of the MEA as part of the CEQA.  Based on public input during the MEA process, the commercially available technology that will be used to make stone and ceramic tile products from the mine waste, plus advances in computer modelling of the historic I-M Project geology and assay data, IMMC revised its permit application prior to entering Phase 2 of the permitting process referred to as the Initial Study (IS) and Notice of Preparation (NOP).  The major changes included a reduction in stone and ceramics production capacity to reduce traffic impacts.  The building proposed to house the ceramics and stone processing facility was redesigned in a longer configuration and relocated more centrally to the site to minimize the visual impact of the large building, accommodate other facilities on site, and improve site traffic flow.  A connector road between the Idaho-Maryland Road and East Bennett Street has been incorporated into the site plan to address traffic concerns along the Idaho-Maryland Road and East Bennett Street.  This is a connector road that fits into the City's long term plans for traffic connectivity and will benefit the community.  The revised Formal Application was submitted to the City in May 2007 and accepted as complete by the City on January 8, 2008.  This was followed by Phase 3, the EIR process.  The Draft EIR was released for the I-M Project in October, 2008.  The public hearings associated with the Draft EIR were completed in January, 2009.  The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year.  The Company plans to make several improvements to the I-M Project based on its internal review and public comment, and it is currently completing a Revised Project Description.  The Company believes a Revised Draft EIR will be required, with public comment, followed by completion of the Final EIR.  The Final EIR is expected to take approximately 12 months from obtaining sufficient funds to move the permitting process forward.

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.

Failure to comply with environmental and reclamation rules could result in penalties.  Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.  Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties.  At present, the Company has estimated that no funds are required for reclamation at the I-M Project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program.  The Company is not conducting any mining operations, therefore no reclamation liability has been accrued.  To date Emgold has been successful in obtaining all permits that it has applied for and believes it has a good working relationship with local regulators.  The Company and its employees have been engaged in the exploration and development of mineral properties for many years.  Currently, the operations of the Company have been limited to exploration and permitting.  To date, no mining activity has yet been undertaken by the Company.

Risk Factors Associated with Mining and Exploration

Emgold's exploration and development efforts may be unsuccessful in locating viable mineral resources.  Resource exploration and development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and quality to return a profit from production.

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

Other Risk Factors

Emgold's title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the I-M Project, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold's mineral property interests include mineral claims in British Columbia, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company's properties and prospects in this jurisdiction may be affected in the future.

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold's financial position and results.  Many of Emgold's principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2009, the Company received $315,252 from the issuance of 861,500 common shares in private placements.  The Company's consolidated financial statements are reported in United States dollars and the functional currency of the Company is in United States dollars.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated directly upon U.S. federal securities laws.  A majority of the Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States.  Consequently, it may be difficult for United States investors to affect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

Emgold's directors and officers serve as directors and officers of other publicly traded junior resource companies.  Some of the directors and officers of Emgold serve as officers and/or directors of other resource exploration companies and are engaged and will continue to be engaged in the search for additional resource opportunities on their own behalf and on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with Emgold.  Such potential conflicts, if any, will be dealt with in accordance with the relevant provisions of British Columbia corporate and common law.  In order to avoid the possible conflict of interest which may arise between the directors' duties to Emgold and their duties to the other companies on whose boards they serve, the directors and officers of Emgold expect that participation in exploration prospects offered to the directors will be allocated among or between the various companies that they serve on the basis of prudent business judgement and the relative financial abilities and needs of such companies.

Emgold is dependent on its ability to recruit and retain key personnel.  Emgold has relied on and may continue to rely upon consultants and others for exploration, development and technical expertise.  The Company strongly depends on the business and technical expertise of its management and key personnel.  As the Company's operations expand additional general management and human resources will be required.  It may be difficult for Emgold to continue to find and retain the services of qualified personnel.

Risks associated with the commercialization of the stone and ceramics products.  Emgold's management and consultants have identified possible areas of risk concerning the commercialization of the stone and ceramic building materials to be produced from mine development rock and tailings from the I-M Project or other similar operations.  It will be necessary to address the remediation of these risks during the marketing and feasibility phases of the process and product development.  Risks that may apply to the commercialization of the stone and ceramics products include developing distribution networks, defining markets, and sales prices for the products.  The capital and operating costs for a production plant need to be determined as part of the feasibility process.  The process requires relatively uniform waste raw materials and it may be difficult to maintain the uniformity of the feedstock causing difficulty with process control.

The Golden Bear team has successfully manufactured tile products from a wide variety of mineral wastes at elevated temperatures using commercially available technology.  Stone materials of high strength and very low porosity have also been produced.  The process production volume has not yet been scaled up to a commercial size.  Currently, the larger sized process equipment needed for commercial exploitation is available from outside sources.  The Company is reviewing methodologies to finance Golden Bear and the commercialization of the stone and ceramics manufacturing process independently from Emgold.

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company which could have negative consequences for U.S. investors.  Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, appears to have been a PFIC in prior years and may also be a PFIC in subsequent years.  If Emgold is a PFIC for any year during a U.S. taxpayer's at least certain holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold.  In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer.  A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold's net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders.  A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer's tax basis therein.  U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer.  Emgold's stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

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

(ii)

A description of the broker-dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation to such duties or other requirements of securities laws;

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

(iii)

The number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

(iv)

A monthly account statement showing the market value of each penny stock held in the customer's account.

In addition, the Penny Stock Rules require that prior to a transaction in a penny stock not otherwise exempt from such rules the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement.  At the present market prices, Emgold's common shares will (and in the foreseeable future are expected to continue to) fall within the definition of a penny stock.  Accordingly, United States broker-dealers trading in Emgold's shares will be subject to the Penny Stock Rules.  Rather than complying with those rules, some broker-dealers may refuse to attempt to sell penny stock.  As a result, shareholders and their broker-dealers in the United States may find it more difficult to sell their shares of Emgold, if a market for the shares should develop in the United States.

Emgold's stock price may limit its ability to raise additional capital by issuing common shares.  The low price of Emgold's common stock also limits Emgold's ability to raise additional capital by issuing additional shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold's shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold's share price were substantially higher.

The market for the Company's stock has been subject to volume and price volatility which could negatively affect a shareholder's ability to buy or sell the Company's shares.  The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry as well as factors unrelated to the Company or its industry.

In 2007 and continuing, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions have continued, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and venture stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  There has been some improvement to date in fiscal 2010, but economic factors in Europe may cause further deterioration in economic indicators.

These unprecedented disruptions in the current credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  These disruptions could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations.  The Company's access to additional capital may not be available on terms acceptable to it or at all.

The recent unprecedented events in global financial markets have had a profound impact on the global economy. Many industries, including the gold and base metal mining industry, are impacted by these market conditions.  Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity, particularly for venture capital companies.  A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect our growth and profitability.  Specifically:

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

These factors could have a material adverse effect on our financial condition and results of operations

In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change of demand for the mineral and an attendant change in the price for the mineral.  The Company's common shares can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors.  In recent years the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company has experienced wide fluctuations that have not necessarily been related to the operations, performances underlying asset values, or prospects of such companies.  For these reasons, the Company's common shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control.  Further, despite the existence of a market for trading the Company's common shares in Canada, stockholders of the Company may be unable to sell significant quantities of common shares in the public trading markets without a significant reduction in the price of the stock.  Emgold's shares have ranged between Cdn$0.02 and Cdn$0.99 in the last three calendar years.

Significant potential equity dilution and end of lock-ups.  A summary of Emgold's diluted share capital is as follows:  Emgold has stock options outstanding (1,288,250 at December 31, 2009), which are exercisable at prices ranging from Cdn$1.00 to Cdn$10.00 per share which is above the current market price for the Company's shares and are not likely to be exercised before expiry but will likely act as an upside damper on the trading range of Emgold's shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of December 31, 2009.  At December 31, 2009, there were 861,500 warrants exercisable at an average price of $1.12.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold's shares if there is a significant increase in the Company's share price.  Dilutive securities based on the trading range of Emgold's common shares at December 31, 2009, including the 861,500 warrants and underlying warrants, and the 1,288,250 stock options above, collectively represent approximately 13% of Emgold's issued shares as at December 31, 2009.  Subsequent to December 31, 2009, a total of 3,000,000 warrants were issued at a price of $0.35 for two years, 192,000 finders' warrants were issued at a price of $0.25 for two years and 559,998 stock options were granted at an exercise price of Cdn$0.25, exercisable for a period of five years.  Subsequent to December 31, 2009, 243,250 stock options were cancelled or forfeited, with an average exercise price of Cdn$5.55.

ITEM 4.

INFORMATION ON THE COMPANY

A.

History and Development of the Company

The legal and commercial name of the Company, which is the subject of this Form 20-F, is “Emgold Mining Corporation”.

The Company's executive office is located at:

Suite 1400 – 570 Granville Street, Vancouver, British Columbia V6C 3P1

Telephone:  (604) 687-4622

Facsimile:  (604) 687-4212

E-Mail:  info@emgold.com

Website:  www.emgold.com

The contact person in Vancouver is Sargent H. Berner, Non-Executive Chairman.

The Company does not have an agent in the United States, and accordingly, the mailing address of the Company is the Company's executive office at the address noted above.

The Company's fiscal year end is December 31.

The Company's common shares are listed on the TSX Venture Exchange under the symbol “EMR”.  They also trade on the OTC Pink Sheets under the symbol “EGMCF” in the United States, and since January 2006 have traded on the Frankfurt market under the symbol “EML”.

Emgold Mining Corporation (“Emgold” or the “Company”) was originally incorporated under the Company Act (British Columbia) as 361869 BC Ltd. on March 17, 1989.  The Company's name was changed to HLX Resources Ltd. (“HLX”) on July 19, 1989.  On August 31, 1989, HLX was amalgamated with four mineral exploration companies - Eastern Mines Ltd. (incorporated March 10, 1980), Gallant Gold Mines Ltd. (incorporated January 18, 1979), Silver Sceptre Mines Ltd. (incorporated March 10, 1980) and Standard Gold Mines Ltd. (incorporated February 6, 1980).  Eastern Mines Ltd., Silver Sceptre Mines Ltd. and Standard Gold Mines Ltd. originally had exploration properties in the Terrace Bay area of Ontario.  Gallant Gold Mines Ltd. originally had exploration properties in the Rossland-Trail area of British Columbia.  After the amalgamation, the resulting company continued to be named HLX Resources Ltd.

On March 30, 1992, HLX changed its name to Emperor Gold Corporation at which time a special resolution of the shareholders was passed to consolidate the common shares on a five old for one new common share basis and to increase the authorized share capital from 10,000,000 common shares without par value and 50,000,000 first preference shares without par value, to 50,000,000 common shares without par value and 50,000,000 first preference shares without par value.  The Company's memorandum and articles were amended to reflect this change.  On August 12, 1997, the Company's memorandum and articles were again amended as the Company changed its name to Emgold Mining Corporation.  The name was changed due to the fact that there was an unrelated mining company with a very similar name to the Company, with offices in Vancouver, British Columbia.

In fiscal 2002, the Company's share capital was increased from 100,000,000 to 550,000,000 shares without par value, divided into 500,000,000 Common Shares without par value and 50,000,000 First Preference Shares without par value, each share having attached thereto the special rights and restrictions set out in the Articles of the Company.  The Company was continued under the Business Corporations Act in British Columbia in June 2005, and the authorized share capital of the Company was changed to an unlimited number of common shares without par value and an unlimited number of first preference shares.

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company's authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share.  After adjusting for rounding, 16,894,310 common shares, post-consolidation, remained issued and outstanding.  The issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

The Company is in the business of acquiring, exploring, and developing mineral properties.  For the past three completed financial years, and since 1993, the Company has been principally engaged in permitting and developing the I-M Project located near the City of Grass Valley (the “City”) in Nevada County, California, U.S.A.  The Company originally acquired the rights to the I-M Project in August 1993.  Over the next five years, significant expenditures were made on the I-M Project.  An Environmental Impact Report was successfully completed to dewater and explore the Idaho-Maryland Mine and a National Pollution Discharge Elimination System Permit obtained.  However, in the late 1990's, with a decreasing gold price, it became impossible to raise capital to continue with the exploration the I-M Project.  Gold prices continued to drop and the Company wrote-down the property for a nominal carrying value of $1 in 1999.  The lease option to purchase agreement on the I-M property and mineral rights was eventually dropped.  Permits to dewater the mine were cancelled or expired.

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

In 2003, Emgold acquired the licensing rights to a ceramics technology and changed the name of its second 100 percent owned Nevada Corporation subsidiary company, then called Holly Corporation, to Golden Bear Ceramics Company (“Golden Bear”).  Emgold recognized the potential application of the ceramics technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality stone and ceramic building materials on a global basis.  Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA.  Golden Bear has since determined that it will be able to produce high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations by using equipment and technology available in the commercial market place.  Golden Bear will need to find markets for its stone and ceramics products and construct a facility to produce such products from a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials, that would otherwise be disposed of in landfills, into high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.  Emgold is now planning to use commercially available technology not proprietary to Ceramext, LLC in connection with the operation of the I-M Project, and the licensing agreement with Ceramext, LLC has been terminated.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”).  The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation.   The City has been designated to be the Lead Agency in the permitting process.  The City commenced work to complete the permitting process for the Project, which was divided into three phases:  Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report.  The City will then need to approve a Conditional Use Permit for the I-M Project.  Currently, permitting is in Phase 3 and it is expected that the Environmental Impact Report will be certified in late 2010 and the Conditional Use Permit will be approved in 2010 or 2011.

Emgold also has additional mineral properties: the Rozan (fully vested), optioned to Valterra Gold Corporation in January 2010, the Stewart property (fully vested), and the Buckskin-Rawhide property in Nevada (under option).  All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada.  The Company returned the Jazz Property to the vendor of the property in October 2009, and recorded a write-down of mineral property interests of $75,169 in the year ended December 31, 2009 (“fiscal 2009”).  Details of property payments and expenditures with respect to these properties are outlined in Part 4 of this report under “Exploration Projects, British Columbia Properties”.  Exploration expenditures on the Rozan, Stewart and Jazz properties resulted in a net recovery of $12,108 in fiscal 2009.  The Company is currently considering its options with respect to its properties and no exploration activity is planned other than required for claims maintenance until the Company secures additional financing.

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

Emgold also has a portfolio of early-stage mineral exploration projects in British Columbia that contain tungsten, molybdenum, silver, gold, and other mineralization.  These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition.  In fiscal 2009 or subsequent to December 31, 2009, the Company has optioned the Rozan property to Valterra Gold Corporation, returned the Jazz property to the original optionor and optioned the Buckskin-Rawhide Property in Nevada.

For several years, Emgold, through its wholly-owned subsidiary, Golden Bear, has been developing a process to convert mineral wastes and other siliceous materials to stone and ceramic building products.  Emgold originally intended to apply this process as a method to deal with development rock and mine tailings from the I-M Project and to eliminate the need for surface tailings impoundments and waste dumps associated with a traditional gold mine.  Emgold successfully developed the process to a pilot plant stage using commercially available equipment.  Since that time, the Company has determined that the use of commercially available equipment will enable Golden Bear to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  Emgold is currently seeking funding to finance Golden Bear Ceramics Company, to allow it to expand independently of the I-M Project.

(ii)

Principal Markets:  Not Applicable.

(iii)

Seasonality:  Not Applicable.

(iv)

Raw Materials:  Not Applicable.

(v)

Marketing Channels:  Not Applicable.

(vi)

Dependence:  Not Applicable.

(vii)

Competitive Position: Not Applicable.

(viii)

Material Effect of Government Regulation:  The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Idaho-Maryland Mining Corporation

The Company is seeking to reopen the historical Idaho-Maryland Mine (also referred to as “I-M Project”, or the “Idaho-Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations.  Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to remove water from the existing mine workings at the I-M Project and to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the application was received as substantially complete on May 24, 2005.  Following this, the City completed the MEA in June 2006.  The next phase was the Notice of Preparation and Initial Study (“NOP” and “IS”) with the final phase being the Environmental Impact Report (“EIR”).  The Company filed a revised CMUP application in May 2007. The City completed the IS on January 8, 2008.  The I-M Project has now entered its final stage of the permitting process, the completion of the EIR.  The Draft EIR was completed in October, 2008.  The public hearings related to the Draft EIR were completed in January 2009. .  The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year.  The Company plans to make several improvements to the I-M Project based on its internal review and public comment, and it is currently completing a Revised Project Description.  The Company believes a Revised Draft EIR will be required, with public comment, followed by completion of the Final EIR.  The Final EIR is expected to take approximately 12 months from obtaining sufficient funds to move the permitting process forward.  The Company has budgeted approximately $4.0 million for internal and external costs for completion of the CMUP process, which remains to be raised.

The Company has a mining lease and option to purchase agreement for the I-M Project until January 31, 2011.  Subject to a previous lease extension agreement, Emgold must make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments will increase to $60,000 per quarter. The Company has the ability to exercise the purchase option at any time while the option agreement remains in good standing.  The Company is currently in the process of renegotiating this mining lease and option to purchase agreement to both extend the lease and reduce the quarterly lease payments.  Currently the Company has made the February 2009 lease payment and is currently accruing lease payments as part of its payables until the lease negotiations are completed and the Company completes ongoing financing activities.  At December 31, 2009, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Mine.  The Company is currently in negotiations with the optionors to extend the option terms.  In the event that the Company is not successful in such renegotiations, the Company may not be able to develop or dispose of its historical investment in the Idaho-Maryland Property.

The Final EIR is anticipated by the Company during 2011 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.

There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.  The Company has commenced work on final operating permits and other agreements to allow granting of these as quickly as possible after the EIR is completed.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operation in California.  Sutter Gold Mining Inc. reportedly is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Solidad Mountain Project in California.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date.  In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the U.S.

Operation of the mine will require the submission and approval of additional environmental assessments.  Environmental assessments of proposed project operations and permit approvals and conditions carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.  For example, if the Company is unable to obtain required permits, and the reasons that the permits cannot be obtained are deemed to be financially insurmountable, the development of the I-M Project would be curtailed, and the Company's operations in Grass Valley, would cease.

Information about the I-M Project is distributed at community events.  Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures.  A website devoted to the I-M Project, www.idaho-maryland.com, provides general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.  The Company has participated in public workshops held during the preparation of the draft EIR.

The Company is currently working on a revision to the Project Description for the project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the project description, a Revised Draft EIR may be required, followed by completion of the Final EIR.  Work by the City and it's consultants has been placed on hold pending submission of the revised Project Description and financing activities by Emgold.

IMMC has a mining lease with an option to purchase from the owners of the property for 37 acres of surface rights at the New Brunswick shaft site, 56 acres at the Idaho-Maryland site, and approximately 2,750 acres of mineral rights.  IMMC also owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland property above, and the two properties encompass the 101 acres known as the Idaho-Maryland site.  On June 15, 2009, the Company announced that IMMC had entered into an agreement to purchase an additional 7.13 acres which overlie part of the mineral rights associated with the I-M Project and include the historic Round Hole Shaft (also known as the Idaho #2 Shaft).  These 7.13 acres contain a one acre easement previously controlled by IMMC around the Round Hole Shaft.  The Company's plan is to use the Round Hole Shaft as a ventilation shaft and emergency access way for the I-M Project during operations.  IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current I-M Project and consist of only subsurface mineral rights.  The Idaho-Maryland site has sufficient surface rights to construct a portal for underground access, gold milling and stone and ceramic manufacturing facilities, maintenance facilities, ceramic storage areas, an education center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine.

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

Golden Bear Ceramics Company

Emgold through Golden Bear has developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The ceramics technology has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures.  Stone materials of high quality, strength, and very low porosity have been produced.  The process production volume has not yet been scaled up and therefore, cannot be considered commercialized.  The Company has determined that the use of commercially available equipment should enable Golden Bear to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between Golden Bear and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that commercially available technology not proprietary to Ceramext, LLC can be used for the further development of its recycling and stone and ceramics product business and the Agreement has been terminated.

It is anticipated that the stone and ceramics products will take less than 2 years to commercialize once adequate funding is in place to move forward with construction of a demonstration plant.  During the demonstration period, a feasibility study will be undertaken to construct the first commercial plant.  Should the feasibility study prove positive, a commercial stone and ceramics production facility could be constructed at the I-M Project site.  It is expected that the stone and ceramics plant would be added to the mining site about 24 months after receipt of the CMUP and completion of the feasibility study.  Construction of the commercial plant would be subject to adequate financing being independently raised for the ceramics and stone processing facility by Golden Bear.

The Company is continuing to seek capital investment to commercialize its products.  Progress has been delayed due to the difficulty in raising capital for two different types of capital intensive projects in one entity.  If the Company were able to obtain investment to develop Golden Bear, additional marketing studies, a feasibility study and basic engineering would need to be completed independently of the mining operations.  It is anticipated that these studies could be completed within 12 to 14 months from financing.

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

D.

Property, Plant and Equipment

The Company has mineral exploration interests in four properties: the I-M Project (California), the contiguous Stewart (British Columbia), the Rozan (British Columbia) property and the Buckskin-Rawhide Property in Nevada.  The Company's principal property is the I-M Project, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company's share of the purchase price was $542,500 plus legal costs.  The property was initially acquired to complement the I-M Project, as the combined 102.5-acre site would be suitable for mining, milling and ceramic manufacturing facilities.  The Company and its arm's-length partner have since terminated the joint venture, and the Company's portion of the title has been transferred to the Company's name.  The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City.

In 2004, the Company entered into a three-year lease and option to purchase agreement for approximately 2.75 acres of land and a 44,750 square foot building located in Grass Valley, California.  Effective April 1, 2007, the lease and option to purchase agreement was renewed until December 2010.  The lease was terminated in February 2010 and the Company has moved to new office space in Grass Valley, California and the equipment used for Golden Bear has been placed into storage.  Subsidiary company administration and geological personnel are all housed in the same office premises.

None of the Company's projects has known reserves, and all proposed programs are exploratory in nature.  The I-M Project has National Instrument 43-101 compliant mineral resources in Measured, Indicated, and Inferred categories.

Idaho-Maryland Project

Surface and Mineral Rights

The I-M Project is located 1.5 miles (2.6 km) east of downtown Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,800 acres (1,133 ha) of mineral lands, with 37 acres (14.9 ha) of surface rights centered around three of the original shafts at the properties comprising the I-M Project; the New Brunswick shaft, which has 56 acres (22.6 ha) of surface rights west of the Idaho shaft; ownership of 45 acres (18 hectares) adjacent to the 56 acres; and a 1-acre easement around the Round Hole shaft.  The mineral rights are severed from the surface rights at variable depths from surface, with all mineral rights being contiguous below 200 ft (60 m) from surface.  The parcels and sub-parcels have been legally surveyed a number of times since the early 1900s.  Emgold intends to continue to update the survey work over the next few years.  Most of the property is located in the City of Grass Valley, but the New Brunswick property is located in Nevada County adjacent to the City.

IDAHO-MARYLAND MINING CORPORATION
MINERAL BOUNDARY

Golden Center Fwy
Sutton Way
Comstock
Roundhole Easement
Main St
Idaho Maryland
Railroad Ave
Whispering Pines Ln
Lema Rica Dr
Evening Star Dr
Charles Dr
Idaho-Maryland Site
Liquidamber Ln
Cordell Ct
East
Slow Poke Ln
Macboyle Way
Downwind Ct
Footwall Dr
Diamond Ct
Greenhorn Rd
Hanging Wall Dr
Mercury Dr
Bet Rd
Gold Hill Dr
Millsite Rd
Star Dr
New Brunswick Site
Brunswick Rd
Colfax Ave
Rosewood Way
Pine Hill Dr
Bartlett Dr
0
1,000
2,000
4,000
Feet

In fiscal 2009, the Company entered into a purchase agreement to acquire 7.13 acres of land located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA.  This land overlies part of the mineral rights associated with the I-M Project and is the location of the Round Hole shaft.  The Company has received regulatory approval to complete the acquisition and has commenced the process (see “History of Property” below).

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

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft (610 m) and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved in the 1920's.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 t/d mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labour shortages, and negligible exploration and underground development work.  Gold mining ceased at the Idaho-Maryland mine in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc. owned the mine.  In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

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

The Company held a 100% interest in the Round Hole Shaft until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.  In June 2009, the Company announced it had reached an agreement with Frank A. Lang to re-purchase approximately 7.13 acres of the original land parcels that were transferred to Mr. Lang's private company in 2000.  The subject acreage is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA, and overlies part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft.  The agreement to re-purchase is to be conducted by way of share issuance.

Emgold had incurred significant expenditures on the property prior to 1999.  Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  During the year ended December 31, 2009, $1,187,628 (2008 - $2,521,005) was expended by the Company on exploration and permitting activities on the I-M Project.

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property and surrounding areas in the Grass Valley Mining District, California.

The term of the initial amended lease was for a period of five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007, as amended.  In February 2007, for a one-time payment of $75,000 the Company negotiated an extension to the initial amended lease, whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008, with a quarterly lease payment of $75,000.  In the year ended December 31, 2009, the Company amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments will be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs.  The Company is currently in the process of renegotiating this mining lease and option to purchase agreement to both extend the lease and reduce the quarterly lease payments.  Currently the Company has made the February 2009 lease payment and is currently accruing lease payments as part of its payables until the lease negotiations are completed and the Company completes ongoing financing activities.  At December 31, 2009, the Company was not in compliance with the terms of its option agreement on the Idaho-Maryland Mine.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2010, would be $5,510,450, and is increased by 3% each lease-year.  Additional properties have been acquired for a total of $589,276 in mineral property acquisition costs.

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

Exploration

Historic Drilling

Until the mine closed in the 1950's exploratory and delineation diamond drilling regularly took place.  Historically, eleven hundred holes totalling 230,000 ft (70,000 m) were diamond drilled.  Hole traces have been input into the geological database, as have the historical assay, stope, and geology various plans and drawings.  No historical drill logs have been found in the historical information.

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

Gold Mineral Resource and Mineral Reserve Estimates

In 2002, Emgold completed a NI 43-101 Technical Report (required by regulatory authorities in Canada) on the Idaho-Maryland Mine.  This report was prepared by AMEC.  The report summarized Measured, Indicated, and Inferred Mineral Gold Resources for the I-M Project.  The resources for the I-M Project were estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections, hand calculations and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  AMEC's review concentrated on the geologic interpretation of the mineralization controls, the most critical factor in the resource estimate.  Historic production information was also used in establishing confidence in continuity of mineralization.  The mineral resource classification logic was also examined.   A cut-off grade of 0.1 oz/ton was used in this estimate.

In 2004, as part of a NI-43-101 Preliminary Assessment of the industrial mineral resource (see below), the gold resources for the I-M Project were increased.   This report was also prepared by AMEC.  The resources for the I-M Project were estimated under the direction of Mark Payne (Registered Geologist 7067, State of California) and a Qualified Person for the purposes of NI 43-101, using traditional longitudinal sections, hand calculations and 3-D geologic models by commercial mine planning software (Vulcan® and MineSight®).  The same methodology, cut-off grade, and gold price were used as in the 2002 Technical Report.

In 2007, a subsequent small increase in the resource numbers were estimated under the direction of Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project, and a Qualified Person in accordance with NI 43-101 in Canada.  This resource increase represented only an additional 50,000 inferred ounces over and above the 2002 NI 43-101 Technical Report prepared by AMEC, or approximately 5%, and was announced by Emgold in a March 1, 2007, press release.  The same methodology, cut-off grade, and gold price were used in the 2007 resource calculation as in the 2002 and 2004 Technical Reports to keep the methodology consistent with past reports.  The resource cut off grade used in all reposts is calculated as follows:

Cut off grade = mining cost/(mill recovery gold price) = $35/(0.93 x $375) = 0.1 opt.

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

Measurement uncertainty and impairment assessments

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2009, the carrying value of mineral property interests was $1,067,707.  Of this, $747,219 was related to surface rights and two minor mining claims related to the Idaho-Maryland Property.  The balance of the costs relate to the Rozan and Stewart properties.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property (the Jazz property was written off in the year ended December 31, 2009) management has concluded that the fair values of the properties is at least equal to or greater than its book value.  The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2009, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

In addition, the Company re-evaluates the carrying values of property, plant and equipment when events or changes in circumstance indicate that carrying values may not be recoverable.  If it is determined that the estimated net recoverable amount based on non-discounted cash flows is less than the carrying value, a write-down to the estimated fair value is made by a charge to earnings.  Where estimates of future cash flows are not available and where other conditions suggest impairment, management assesses whether the carrying value can be recovered.

As at December 31, 2009, the Company also determined that impairment indicators existed based on the Company's ability to raise financing and significant changes in a property's work program.  The Company completed an impairment assessment for each of its mineral property interests.

The Company decided to abandon the Jazz property and subsequently wrote-off the carrying value to zero. It is management's opinion that the carrying amount of the remaining properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company's near-term exploration plans.  Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

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

Overall gold recovery using modern technology should result in gold recoveries consistent with those achieved in the early milling circuits at the Idaho-Maryland mill.  However, it can be expected that gold recovery from the gravity separation portion of the recovery plant using modern gravity technology may exceed the recoveries attained (i.e., average 65%) in the 1930s and 1940s.  Test work to determine the maximum total gold recovery potential using gravity separation, flotation concentration and cyanidation has been recommended.   The gold recovery from gravity separation using modern technology may be approximately 80% to 85%, with overall recovery including flotation concentration and cyanide recovery consistent with historical recoveries of 93.8% to 97.2%.  This information is provided in detail in the Company's November 2002 NI 43-101 Technical Report and is discussed again in the November 2004 NI 43-101 Preliminary Assessment Technical Report.

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

Project Schedule

The CMUP is expected to be completed in 2011.  It is anticipated that construction of the I-M Project will be conducted in three Phases as outlined in the Project Application.  After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation and development, and exploration.  In 2011, it is expected that final operating permits for the mine will be obtained and engineering work for Phase 1 will be completed, along with initial site work.

Golden Bear Ceramics Company

Technology Development

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company's wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC may be used for the further development of its recycling and stone and ceramics product business.

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

Golden Bear designed and operated a pilot plant in Grass Valley, California.  Golden Bear, once financed, is planning to complete marketing studies, a feasibility study and basic engineering of a production plant for converting mine tailings and other materials into high quality stone and ceramics products on a commercial basis.  Using mine and other industrial waste as feed stock could allow a mining or other industrial operation to make a useful and profitable product from mine development rock and tailings that would otherwise require expensive impoundment, and which generally consume large areas of land.  Conceivably, the application of this process could eliminate the need for long-term storage of development rock, mine tailings and other industrial wastes, thereby reducing the environmental footprint.  As such, Golden Bear's products will qualify for LEED credits and can be registered with the U.S. Green Build Council and other organizations.  The green building product market is growing dramatically, and is in fact being legislated into existence in many jurisdictions.  Golden Bear believes that, once financed, it is positioned to take advantage of this green market, and its products could obtain a premium price.

In 2005, the Company completed an initial ceramics marketing study.  This comprehensive report is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company's marketing strategy.  Additional marketing and distribution definition and studies were conducted in fiscal 2006 and are planned to be on-going in the future as products advance, subject to financing of Golden Bear as a separate entity.

In 2007 and 2008, the development of the stone and ceramics products by Golden Bear was limited to patenting and financing activities while the Company focused on the permitting process for the I-M Project, the likely location of the first commercial manufacturing facility.  Should sufficient funding be obtained and the schedule for the I-M Project be delayed, the Company would consider construction of a first commercial plant at a location other than the I-M Project.  Golden Bear has been able to source equipment from outside sources to further the development the proposed stone and ceramics products using commercially available technology.

The Company had an ongoing obligation to protect the intellectual property that it was developing as an extension to the existing patented technology and patents pending and maintained a rigorous program to protect its trade secrets while applying for additional global patents.  With the termination of the agreement with Ceramext, LLC, the Company will no longer pursue intellectual property or other patents in the name of Ceramext, LLC.

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

In November 2004, a Preliminary Assessment for the I-M Project was prepared by AMEC using Measured, Indicated and Inferred Mineral Resources from the Idaho-Maryland Mine to evaluate the production of high quality stone and ceramic building materials.  Although the report is preliminary in nature, it identifies the necessary activities for staged development of the I-M Project and includes estimated capital and operating costs that may allow the historic mine to return to production as a gold and ceramics producer.  The Preliminary Assessment describes the staged development of the I-M Project to produce 1,200 to 2,400 tons per day (‘tons/d') of ore and development rock.  The development rock and tailings could then be used to produce from 160 million to 320 million equivalent square feet of ceramic tile per year.

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

ROZAN PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

British Columbia
BRITISH COLUMBIA
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
Ymir
Castlegar
STEWART PROPERTY
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

Property Location and Geology

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to nine (9) mineral claims (82 units) located at latitude 49°14'N and longitude 117°20'W in the Nelson Mining Division near Ymir, British Columbia.

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

Exploration Activity

In fiscal 2009, Emgold recovered $7,611, compared to expenses of (2008 – $41,266; 2007 – $714,656) in exploration expenditures on the Stewart property.  In fiscal 2008, summary reports of the work program in fiscal 2007 were completed.  No exploration activity was carried out in fiscal 2009

Rozan Gold Property, British Columbia

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

Subsequent to December 31, 2009, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.  The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Upon completion of the lease payments and work commitments, Valterra will acquire the Rozan Property, subject to an underlying NSR.  Valterra will use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

Under the agreement with Valterra, should the Company elect to acquire two thirds of the NSR currently held by the original optionors, or a 2% NSR, Valterra will have 30 days to exercise an option to obtain half of this interest (a 1% NSR) for Cdn$500,000.  The Company will use this payment as part of the required payment to acquire the 2% NSR from the original optionors and will then transfer the 1% NSR to Valterra.  Should Valterra elect not to exercise its option at this time, it shall retain a further option to acquire the 1% NSR from the Company at a future date for Cdn$750,000.  The Company will retain its first right of refusal with the original optionors to acquire the remaining 1% of their NSR, should they elect to sell it to a third party.  Should the Company obtain this 1% NSR, Valterra shall have first right of refusal if the Company elects to sell it to a third party.

Exploration Activity

An initial work program on the Rozan property was completed in fiscal 2000, and exploration programs required for assessment purposes and under the terms of the option agreement have been completed each year.

During 2007, a single drill hole of 107.29 meters in length was completed on the property. This drill hole was designed to test the northern strike extension to the gold-bearing Rozan Main Vein.  Further testing along the Main Vein, and within the stockwork mineralized zone to the east was postponed due to weather limitations.

During 2008 the Company completed reports on the programs completed on the Rozan and Stewart properties during fiscal 2007.  Further work was not undertaken due to lack of financial resources and the focus of the Company on permitting the I-M Project.  No work was carried out on the property in fiscal 2009.

In fiscal 2009, Emgold recovered $4,551 compared to expenses of (2008 – $23,734; 2007 – $111,255) in exploration expenditures on the Stewart property.

Jazz Property, British Columbia

Option Agreement and Location

In April 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to the Stewart Property. To exercise the options, Emgold was required to make total cash payments of $215,000 ($65,000 paid) to the optionor over a ten-year period.  In fiscal 2009, the Jazz Property was returned to the optionor, resulting in a write-off of acquisition costs of $75,169.

Exploration Activity

During 2008, the Company incurred $620 – (2007 - $12,770) on exploration costs on the property, which was expensed.  Exploration activity of $54 was undertaken on the property in fiscal 2009.

Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.

The Buckskin Rawhide Property is an early stage gold/silver exploration property located adjacent to the Denton-Rawhide Mine, a gold/silver mine owned and operated by Kennecott Rawhide Mining Company, a subsidiary of Rio Tinto Mining Corporation.  It is also adjacent to the Regent exploration property owned by Gryphon Gold Corporation.

The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes.  Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.  The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

BUCKSKIN RAWHIDE PROPERTY, NEVADA - U.S.A

NEVADA
Reno
Fallon
BUCKSKIN RAWHIDE PROPERTY
WALKER LANE GOLD BELT
Tonopah
Las Vegas
N
0
25
50
100 Miles

Option Agreement and Location

Emgold Mining Corporation (Emgold) has a lease and option to purchase agreement to acquire 100% of the Buckskin Rawhide Property from Nevada Sunrise LLC, a private company located at Auburn, California.  The property comprises 920 acres of unpatented mineral lode claims and is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009.

The Buckskin Rawhide Property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne. Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

Year	Advance Royalty Payment
2009	US$10,000 (1)
2010	US$10,000 (1)
2011	US$10,000 (1)
2012	US$20,000 (1)
2013	US$40,000 (1)
2014	US$60,000 (2)
2015	US$60,000 (2)
2016	US$60,000 (2)
2017	US$60,000 (2)
2018	US$60,000 (2)
2019	US$60,000 (2)

Note: (1) Lease payments may be paid in either cash or Emgold common shares based on an average price of shares traded during the calendar month prior to the payment due date.   (2) Lease payments may be paid in Emgold common at the discretion of Nevada Sunrise based on an average price of shares traded during the calendar month prior to the payment due date.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI43-101 compliant feasibility study. On completion of the feasibility study, Emgold may acquire 100% ownership of the property by paying Nevada Sunrise an additional amount of US$250,000 which Nevada Sunrise is required to use to purchase the retained 25% interest from Maurice and Lorraine Castagne as per an underlying property agreement, and to transfer that title to Emgold. Upon commercial production and after acquisition of 100% interest in the property by Emgold, Nevada Sunrise will be entitled to a 2.5 percent Net Smelter Royalty on production from the property.

Cash Expenditures

Emgold's principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2009, are as follows:

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
(i) Amounts Deferred (capitalized or invested)
2009	1,067,707	28,807
2008	984,933	59,620
2007	942,448	274,565

ii) Amounts expensed

Exploration Expenses in the five fiscal years ended December 31, 2009:

Year	Idaho-Maryland	Stewart	Rozan	Jazz	Total
	$	$	$	$	$
2009	1,187,628	(7,611)	(4,551)	54	1,175,520
2008	2,521,005	41,266	23,734	620	2,586,625
2007	2,349,453	714,656	111,255	12,770	3,188,134
2006	1,792,149	3,650	181	219	1,796,199
2005	1,604,900	71,250	1,780	(9,706)	1,668,224

Golden Bear Costs expensed in the five fiscal years ended December 31, 2009:

Year	Amount Expensed
$
2009	92,340
2008	447,809
2007	629,148
2006	1,590,754
2005	1,769,659

The principal capital expenditures currently anticipated for the year ending December 31, 2010, are as follows:

Accounts payable and accrued liabilities, including related parties	$1,906,427
Capital lease	8,358
Operating lease obligations	106,392
Idaho-Maryland property lease	240,000
Mineral property option payments	10,000
Exploration and Permitting	3,000,000
Golden Bear costs	20,000
$

The Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing.  There is no assurance, however, that any such activity will generate funds that will be available for operations in fiscal 2010.  To the end of April 2010, the Company has received US$750,000 in private placement financing.  This is not sufficient to carry out exploration and permitting, and this activity would have to be curtailed, and the Company would have to reduce its costs to minimal corporate carrying costs, and required property maintenance payments.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2009, 2008, and 2007 and the related notes thereto.  Emgold's consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 13 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold's short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold expects to raise additional financing to continue its planned exploration, permitting and development of its I-M Project and to separately finance the commercialization of its ceramics process, herein referred to as the Generation III Process.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company's significant accounting policies is set out in Note 2 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008, and 2007.

Recent accounting pronouncements

A Summary recent accounting pronouncements issued which may affect the Company in the future are set out in Note 13 of the Company's consolidated financial statements for the years ended December 31, 2009, 2008, and 2007 for U.S. GAAP and Note 2 for Cdn GAAP.

A.

Operating Results

Year Ended December 31, 2009 (“fiscal 2009”) Compared to Year Ended December 31, 2008 (“fiscal 2008”)

Emgold's loss in fiscal 2009 was $2,385,996, or a loss per share of $0.14, compared to a loss of $5,017,424, or a loss per share of $0.32 in fiscal 2008.  This includes $1,175,520 in exploration costs incurred in fiscal 2009, compared to $2,586,625 incurred in fiscal 2008.  Emgold's accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

During fiscal 2008 the Company earned interest income of $63,537 on excess cash balances compared to $1,537 in fiscal 2009.  In fiscal 2009, the Company had no excess cash to invest in short-term investments resulting in the decrease.

Amortization expenses relating to general and administrative activities decreased from $43,946 in fiscal 2008 to $29,813 in fiscal 2009.

Accretion expenses decreased $6,683 from $12,933 in fiscal 2008 to $6,250 in fiscal 2009.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, it was concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $77,045.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

The Company has stopped all further development of the Ceramext® Process but has paid advance royalties and intellectual property protection costs through to the end of December 31, 2008 (“fiscal 2008”).  Costs incurred in fiscal 2009 include corporate maintenance for Golden Bear, and are now classified as Golden Bear costs.  In May 2009, the Agreement was terminated, and the advance technology royalties were not paid.  In total, costs incurred in fiscal 2009 of $92,340, compare to $447,809 in fiscal 2008, of which $140,000 related to advance technology royalties.

Foreign exchange losses decreased from a loss of $193,301 in fiscal 2008 to a loss of $185,807 in fiscal 2009.  Fluctuations in currency affected operations to a greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company's expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense remained consistent increasing slightly from $54,661 in fiscal 2008 to $57,995 in fiscal 2009.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  Interest is also being paid on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital.

Legal, accounting and audit fees increased from $153,440 in fiscal 2008 to $197,977 in fiscal 2009, due to increased audit and legal fees in fiscal 2009.  Audit fees continue to increase.  Legal fees increased due to a proposed financing that the Company announced in the summer of 2009 that was not completed.  Legal costs also increased due to costs related to the ten old for one new share consolidation that was effective December 21, 2009.

Management and consulting fees decreased $78,140 from $189,249 in fiscal 2008 to $111,109 in fiscal 2009.  Included in consulting fees are $105,917 in fees paid or payable to two private companies, each controlled by an officer and director of the Company.  The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month.  Payments to these private companies have been reduced by 25% and are being accrued in 2009, and remain unpaid.  In fiscal 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.  There is no comparative fee in fiscal 2009.

Office and administration expenses decreased $100,588 from $337,821 in fiscal 2008 to $237,233 in fiscal 2009.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits decreased by $164,909 from $336,918 in fiscal 2008 to $172,009 in fiscal 2009.  In fiscal 2009, salary costs were reduced as salaries pertaining to the former Chief Financial Officer were incurred for only one and a half months.  Other officers have decreased their salaries, and some employees have been reduced to part-time in an effort to reduce expenses.

Shareholder communications costs decreased $73,955 from $194,033 in fiscal 2008 to $120,078 in fiscal 2009.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  It also includes Cdn$45,000 (Cdn$30,000) in consulting fees for services provided by King James Capital Corporation for investor relations services.

Stock-based compensation of $963 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period, compared to $175,732 in fiscal 2008, relating to stock options granted in May 2008.

Travel expense decreased $31,339 from $32,654 in fiscal 2008 to $1,315 in fiscal 2009.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses.

Year Ended December 31, 2008 (“fiscal 2008”) Compared to Year Ended December 31, 2007 (“fiscal 2007”)

Emgold's loss in fiscal 2008 was $5,017,424, or a loss per share of $0.03, compared to a loss of $5,836,129, or a loss per share of $0.06 in fiscal 2007.

During fiscal 2008 the Company earned interest income of $63,537 on excess cash balances compared to $86,310 in fiscal 2007.  The decrease was due to interest earned on significantly lower average cash balances held in fiscal 2008 compared to fiscal 2007.

During fiscal 2007, the Company recognized a recovery of future income taxes of $221,734.  This future income tax recovery relates to the renouncement of flow-through expenditures in fiscal 2007 associated with 223,800 flow-through units issued during the year ended December 31, 2006 at a price of Cdn$3.80 per unit for gross proceeds of Cdn$850,440.  No such recovery occurred in fiscal 2008.

General and administrative expenses:

Amortization expenses relating to general and administrative activities decreased from $76,423 in fiscal 2007 to $43,946 in fiscal 2008. The decrease relates to certain hardware and software used in administrative activities, being fully amortized in 2008.

Foreign exchange losses increased $129,313 from a loss of $63,988 in fiscal 2007 to a loss of $193,301 in fiscal 2008.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the relative increase in the U.S. dollar relative to the Canadian dollar. The Company holds most of its cash and short-term investments in Canadian dollars while the majority of the Company's expenses are denominated in U.S. dollars.  The Company does not hedge its foreign exchange exposure.

Finance expense remained consistent decreasing slightly from $54,692 in fiscal 2007 to $54,661 in fiscal 2008.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.

Legal, accounting and audit fees increased $46,067 from $107,383 in fiscal 2007 to $153,440 in fiscal 2008.  The increase is due to an increase of legal expenses from $30,287 in 2007 to $39,000 in 2008 as a result of activity from the Company being in the final stages of the permitting process for the Idaho-Maryland Project.  There was also an increase in audit and corporate taxation fees due to increasing regulatory requirements for accounting firms. During 2008, the Company also commenced its documentation and testing of internal controls for Bill 198 and Sarbanes-Oxley purposes resulting in a consulting fee of $12,300.

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

Shareholder communications costs decreased $15,667 from $209,700 in fiscal 2007 to $194,033 in fiscal 2008.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company's website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous year. During 2007, the Company paid Michael Baybak and Company $36,600 in conducting an investor relations program towards institutional investors. No similar program was undertaken in fiscal 2008. This is offset by fees paid to King James Capital Corporation, an investor relations consulting firm of Cdn$5,000 per month effective April 2008. In the past, the Company utilized in-house investor relations personnel and the related expense was included in salaries and benefits. Shareholder communications activity also decreased in fiscal 2008 relative to fiscal 2007 due to a reduction in the number of press releases and other communications.

Stock-based compensation decreased $224,098 from $399,830 in fiscal 2007 to $175,732 in fiscal 2008.  The Company granted 789,000 options in the fourth quarter of 2007 all of which were vested immediately compared with 210,000 stock options granted in 2008 of which 190,000 vested immediately and the remaining 20,000 vesting over one year from the grant date of May 12, 2008.

Travel expense decreased $71,503 from $104,157 in fiscal 2007 to $32,654 in fiscal 2008.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to conserve cash balances.

Research and development expenses:

In fiscal 2008 the Company incurred $447,809 in expenditures directly related to the maintenance of the Ceramext® process compared to $629,148 in fiscal 2007.  The Company's expenditures related to the development of the Ceramext® process are currently limited to permitting of a manufacturing facility as part of the I-M Project, advance royalties, and intellectual property protection costs.  In May 2009, the agreement with Ceramext, LLC was terminated.  Fiscal 2008 expenses include $11,696 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, amortization expenses relating to equipment of $180,839, Ceramext® technology royalties of $160,000 and engineering costs of $33,778 which include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

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

Exploration expenses - British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties were $65,620 in fiscal 2008 compared to $838,681 in fiscal 2007.  All share and cash payments due in fiscal 2008 on the Company's mineral property interests in British Columbia were made.  The Company incurred $23,734 is fiscal 2008 compared with $111,255 in fiscal 2007 on the Rozan Gold Property, $41,266 in fiscal 2008 compared with $714,656 in fiscal 2007 on the Stewart Property and $620 in fiscal 2008 compared with $12,770 in fiscal 2007 on the Jazz Property.

B.

Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2009

Historically, the Company's sole source of funding is and has been the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company's common shares make it difficult to raise funds through private placements of shares.  In addition the Company must endeavour to minimize dilution to existing shareholders.  There is no assurance that the Company will be successful with any financing ventures.  Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At December 31, 2009, the Company had a working capital deficiency of $1,880,208, defined as current assets less current liabilities, compared with a working capital deficiency of $15,967 at December 31, 2008.  The Company's consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2009, have been funded primarily from private placement financings and loans from related parties.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company's three subsidiaries are Nevada incorporated corporations.  There are no currency restrictions on transfer of funds from the United States to Canada.

The Company currently has no source of operating cash flow and has a history of operating losses.  Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years' history of earnings or operating cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

See Item 17 for accompanying consolidated financial statements prepared in accordance with Cdn GAAP for further details, including Note 13 that reconciles Cdn GAAP to U.S. GAAP.

Investing Activities

As at December 31, 2009, Emgold has capitalized $1,067,707 (2008 - $984,933) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

The Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.55 on the date of filing.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  A title search is pending.  The common shares have been issued from treasury but have not been distributed to the seller pending title searches and final documentation.

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $5,976 for fiscal 2010.

Capital Resources

At December 31, 2009, Emgold's working capital, defined as current assets less current liabilities, was a working capital deficiency of $1,880,208, compared to a working capital deficiency of $15,967 at December 31, 2008.  The Company's continued operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2009, the Company had 16,544,287 common shares issued and outstanding and 394,843 Class A preference shares, which are convertible to 394,843 common shares.

Cumulative dividends accrued and deemed paid related to the preference shares could also result in dilution of approximately 1,960,470 shares at December 31, 2009, if converted to common shares at a price of Cdn$0.20.

Additional financing will be required in fiscal 2010 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

Share Capital

The Company's continued operations are dependent upon the Company's ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

2009

On March 5, 2009, the Company completed a private placement of 501,500 units at a price of $0.40 per unit, for gross proceeds of $200,600.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 121% - 123% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

On April 9, 2009, the Company completed an additional closing of 10,000 units at a price of $0.40 per unit, for gross proceeds of $4,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 123% - 125% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.10 per warrant.

On November 4, 2009, the Company completed a financing of 350,000 units at a price of $0.50 per unit, for gross proceeds of $175,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for until November 4, 2011.  Each warrant is exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 139% - 141% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.20 per warrant.  A finder's fee of $5,500 was paid for services rendered in introducing certain subscribers to the offering.

Subsequent to December 31, 2009, the Company has settled $152,034 in liabilities by the issuance of 608,135 common shares at a deemed value of $0.25 in a debt settlement.

The Company continues to pursue various methods to reduce its current liabilities, including additional debt settlements, divestiture of assets and additional equity investment.

2008

During the year-ended December 31, 2008, share capital increased $165,817 through the exercise of 94,250 warrants with exercise prices ranging from Cdn$1.10 to Cdn$1.50 and through the exercise of 8,750 options at an exercise price of Cdn$1.50.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Options and Warrants

2009

During fiscal 2009, 8,175,134 warrants and underlying warrants, exercisable at prices ranging from Cdn$1.10 to Cdn$1.50 expired unexercised.  In addition, 17,000 stock options exercisable at Cdn$2.50, expired unexercised, and 150,000 options with exercise prices of Cdn$1.20 to Cdn$2.90 were forfeited.  In March and April 2009, 511,500 share purchase warrants relating to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  In November 2009, 350,000 shares purchase warrants, related to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.00, and in the second year at $1.50.

Subsequent to December 31, 2009, the Company granted a total of 559,998 incentive stock options to directors, officers, employees and consultants of the Company, exercisable over a five-year period expiring March 17, 2015, at a price of Cdn$0.25 per share, in accordance with the Company's 10% rolling stock option.

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

Financing Activities

Golden Bear has been looking at various alternatives to implement Golden Bear's business plan as noted at Item 4 above.  Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.

Further financing will be required to advance the I-M Project and for general and administrative costs, in order to complete the permitting process.  This could involve joint venture, equity financing, sale of assets, or other forms of financing.

Going Concern

At December 31, 2009, and subsequent to that date, the Company has had a substantial working capital deficiency, although a financing currently in process has raised gross proceeds of $750,000 to the date of this annual report for use as working capital.  The financing is not enough to continue the permitting activities at the required level to obtain the CMUP any earlier than 2011.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  Funds were received in fiscal 2009 from directors, management and other investors under promissory notes at an interest rate of 12% per annum.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company's current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company's ability to continue as a going concern, without restructuring or some form of joint venture with respect to the I-M Project.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing reclamation activities on an on-going basis on its exploration properties.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.

The low price of the Company's common shares limits its ability to raise capital by issuing shares.  There are several reasons for these effects.  First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks.  Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin.  Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks.  Finally, broker's commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks.  As a result, Emgold's shareholders pay transaction costs that are a higher percentage of their total share value than if the share price were substantially higher.

The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company's common stock make it difficult to obtain additional funding by private placements of shares.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

In April 2009, the Company closed two tranches of a non-brokered private placement offering raising gross proceeds of $204,600 through the sale of 511,500 units of the Company at a price of $0.40 per unit.  Each unit was comprised of common share and one non-transferable common share purchase warrant.

In November 2009, the Company completed a non-brokered, bridge financing private placement of 350,000 units at a price of $0.50 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for gross proceeds of $175,000.  Each warrant entitles the holder to purchase, until November 4, 2011, one additional common share at a price of $1.00 per share for the first year and at a price of $1.50 per share for the second year.  A finder's fee equal to 10%, or $5,500, was paid for services rendered in introducing certain subscribers to the offering.

The financings completed above are not sufficient for continuing operations, and the Company is currently pursuing financing by equity investment (private placement in progress), the sale of assets (Valterra option of the Rozan property in January 2010) or forms of partnership on its mineral property and other interests.  There is no assurance that any of these initiatives will be successful or sufficient.

The Company's ability to continue as a going concern is contingent on its ability to obtain additional financing.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company's common stock make it difficult to obtain additional funding by private placements of shares.  The junior resource industry has been severely impacted by the world economic situation, as it is considered to be a high-risk investment.  There is no assurance that the Company will be successful with any financing ventures.  It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest.  While the Company is expending its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

To date, the Company has been able to advance all of its planned activities related to the I-M Project, but with slower progress than projected due to the lack of working capital and budgetary constraints and due to a decision by Management to revise the Permit Application at the end of the MEA prior to proceeding with the Initial Study.  A procedure for review of large projects by the City of Grass Valley was put in place, adding additional time to the permitting process.

Golden Bear has access to commercially available technology not proprietary to Ceramext that is readily available to advance the development of the I-M Project and efforts to raise separate funding for Golden Bear to possibly construct its first commercial plant outside of Grass Valley.

Plans for 2010

The Company continues to focus on the permitting required for the I-M Project in Grass Valley..  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Upon obtaining the necessary financing to continue the permitting process for the I-M Project, it is estimated that the Company may require approximately $300,000 - $400,000 per month in working capital to operate the Company over the subsequent year, including environmental monitoring, permitting, legal, and engineering costs associated with obtaining the CMUP, as well as corporate administration.  This excludes existing accounts payable and any financing costs.  Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to terminate the BET Agreement and potentially abandon the Idaho-Maryland Project, as least in the short term.  In that situation, the Company would require between $60,000 and $140,000 per month in working capital to operate the Company over the subsequent year, assuming the Company was placed in a holding pattern until capital markets improved.  The ideal scenario for the Company would be a $5.0 million infusion in capital to advance the Idaho-Maryland Project and obtain the CMUP, pay its current payables, and cover corporate administration costs.  The $750,000 raised to date in 2010 has primarily been used to pay current liabilities.  The Company has also completed a debt settlement by the issuance of 608,135 common shares at $0.25 in May 2010 to settle approximately $152,034 in current liabilities.  The Company will continue to negotiate further forms of settlement and/or reduction of debt with its creditors.

The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in reviewing the Final EIR and other permit applications.  The project will also be impacted by the Company's ability to raise additional funds to advance through the final stages of the permitting process.  The inability to raise additional funds would result in potential delays to the permitting process as well as additional costs.

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

The Company continues to expand the resource at the I-M Project and develop new exploration targets.  When the Company obtains the CMUP, the Company plans to conduct underground exploration leading to the completion of a feasibility study for a 2,400 STPD underground gold mine mill.  Emgold's management and technical teams believe that the I-M Project represents one of the largest high-grade, underground gold exploration opportunities in North America.

The Company's exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters.  Emgold believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has been performing remediation activities on an on-going basis.  As such, management feels that there is no significant reclamation liability outstanding on properties owned by the Company.  In addition much of the exploration activities in California relates to the digitization of historical information.  No drilling has been conducted since 2004, and reclamation related to drilling was completed at that time.

Readers are cautioned that the CMUP is required in order to dewater (removal of water from) the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests.

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company's efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California's Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada's GSP for mining in 2007 was only $2.7 billion.  The Company has had received all permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  There is a perception that California is not a hospitable or significant mining jurisdiction and this has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, causing delays in anticipated timing of the permit schedule.

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2009 and 2008	394,843	$ 90,902
Debt portion of Class A Preference Shares	December 31, 2009	December 31, 2008
Balance, beginning of year	$ 621,232	$ 750,624
Accretion	6,250	12,933
Foreign exchange loss (gain) on debt	100,192	(142,325)
	106,442	(129,392)
Balance, end of year	$ 727,674	$ 621,232

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$789,686 of indebtedness owing to related parties.

The Class A Convertible Preference Shares are voting, have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for each Class A Convertible Preference Shares.  The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount.  This is at the Company's option.

The value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The debt portion of the preference shares fluctuates due to both accretion and fluctuations in the Canadian to U.S. dollar exchange rate.  At December 31, 2009, $373,068 (December 31, 2008 - $276,532) has been accrued in due to related parties in relation to the 7% fixed cumulative preferential dividends.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception.  This period is based on management's best estimate of the life of the convertible preference shares, and is reassessed annually.

The Company has no long-term debt other than the preference shares described above.

Contractual Obligations in 2010

See Item 5 (f) for a table of contractual obligations at December 31, 2009.

C.

Research and Development, Patents, Licenses, etc.

Emgold licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003, between the Company's wholly owned subsidiary, Golden Bear Ceramics Company (“Golden Bear”), and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, Golden Bear has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC may be used for the further development of its recycling and stone product business.  Emgold is now planning to use commercially available technology not proprietary to Ceramext, LLC through Golden Bear in connection with the operation of the I-M Project.

Emgold was making the advance royalty payments on the Agreement up to and including the December 21, 2008, payment.  The March 2009 payment was not made and the Agreement was terminated as of May 7, 2009.  The Company has continued to work to separate Golden Bear from Emgold, and intends to provide minimal financial resources to its subsidiary until the potential separation is completed and Golden Bear is independently financed.

The Company, through Ceramext, LLC, had a patent application pending with the U.S. Patent Office (“USPTO”), for a new process and apparatus application.  The new process and apparatus application was filed in October 2006.  The patents were rejected as similar processes are available through third-party suppliers.  The status of other patents filed by Ceramext, LLC has not been provided to the Company.

In fiscal 2009 the Company incurred $92,340 in costs related to Golden Bear.  This compares to $447,809 in expenditures directly related to the maintenance of the Ceramext® process fiscal 2008, and $629,148 in fiscal 2007.  The Company's expenditures related to Golden Bear in fiscal 2009 related to administration costs for the Company and facility rental and other related Golden Bear costs.

D.

Trend information

Gold Prices

As a natural resource exploration company, Emgold's activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver.  From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects.  The mineral exploration industry had been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004. During this period, the gold price increased to an average of $409.72 and has increased annually since.  The lack of interest in minerals over the earlier period led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them.  This led to downsizing of large company exploration departments and many mining industry professionals left the industry.  As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry.  With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

See the risk section for average, high and low gold prices to the date of the filing of this Annual Report on Form 20-F.

Market for Stone and Ceramics

The markets for stone and ceramic tile are very large and well established.  The United States imports approximately 80% of the tile sold in its markets.  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  An article in Ceramic Industry magazine indicates U.S. tile sales for 2007 are estimated to be 3.14 billion square feet.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The use of stone and ceramic building products in the USA has increased significantly over the last decade. For example, ceramic tile consumption has more than doubled to 2003, as illustrated in Figure 1 below.

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

E.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.

Tabular disclosure of contractual obligations

The following table summarizes the Company's short-term and long-term obligations as at December 31, 2009:

	January 1, 2010, to December 31, 2010	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 1,906,427	$ --	$ --	$ --	$ --	$ --	$ 1,906,427
Capital lease	8,358	8,358	4,877	--	--	--	21,593
Operating lease obligations	106,392	36,750	30,000	30,000	3,750	--	206,892
Idaho-Maryland property lease (1)	240,000	60,000	--	--	--	--	300,000
Mineral property option payments (1)	10,000	10,000	20,000	40,000	60,000	60,000	140,000
Convertible preference shares (3)	--	--	--	--	--	727,674	--
	$ 2,271,177	$ 115,108	$ 54,877	$ 70,000	$ 63,750	$ 787,674	$2,574,909

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold's rights to a particular property.  The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price for 2010 would be $5,510,450, and increases by 3% each lease-year.  The lease agreement and option to purchase, as amended, expires February 1, 2011.  The payments in arrears are included in accounts payable and accrued liabilities, including related parties.

(2) The amount shown in ‘5th and subsequent years' is a per-year figure except for convertible preference shares.  The first quarterly payment due in the year ended December 31, 2009, was not paid and the Company received a notice of default from Ceramext, LLC.  The agreement with Ceramext, LLC was terminated on May 7, 2009, as the Company determined that it would not require any of the proprietary technology owned by Ceramext, LLC in order to carry out its business plans.

(3) The convertible preference shares are redeemable by the holders only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

G.

Safe Harbor

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  Messrs. Witte, Chang and Sinitsin resigned as officers of the Company effective July 25, 2007, but remain as officers of one of the Company's wholly-owned U.S. subsidiaries, Golden Bear Ceramics Company.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-Chief Executive Officers on July 25, 2007.  Mr. Watkinson was the Company's VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed Chief Operating Officer of the Company on July 25, 2007, and President of the Company on October 16, 2007.  Shannon Ross, Chief Financial Officer and Corporate Secretary resigned from both roles subsequent to year-end 2007 and was replaced by Jonathan Fogg as Chief Financial Officer and Rodrigo Romo as Corporate Secretary in April 2008.  In the first quarter of 2009, Jonathan Fogg resigned from the role of Chief Financial Officer of the Company, and Ken Yurichuk resigned as Co-Chief Executive Officer and was appointed as Chief Financial Officer, making Mr. Berner the Chief Executive Officer of the Company.  In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions, and Mr. Berner was appointed Non-Executive Chairman.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at May 31, 2010	Principal Business Activities Outside the Company

Sargent H. Berner – Non-Executive Chairman of the Board since May 2010, Chief Executive Officer and Chairman to May 2010	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., NovaDX Ventures Corp., , Enterprise Energy Resources Ltd., Titan Logix Corp., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd. Thor Explorations Ltd., and Emgold Mining Corporation	43,967	Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Chief Financial Officer and was Co-Chairman of the Board (to February 2009)	ValGold Resources Ltd., Mavrix Balanced Income and Growth Trust, Mavrix Fund Management Inc. and NovaDX Ventures Corp. Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership	5,000	Partner, Bobot & Yurichuk, Chartered Accountants

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at May 31, 2010	Principal Business Activities Outside the Company
Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership: NovaDX Ventures Corp., HMZ Metals Inc, Pacific Stratus Energy Limited	NIL	Chief Executive Officer, ValGold Resources Ltd., Chairman of NovaDX Ventures Corp., Chairman of HMZ Metals Inc.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	ValGold Resources Ltd.	57,504	Businessman and Mining Consultant

David Watkinson – President and Chief Executive Officer and Director	None	18,800	None

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

B.

Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)

a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2009;

(b)

a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2009;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2009.

The Company has four Named Executive Officers.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2009.

Compensation and Discussion Analysis

Compensation of Directors and NEOs

The Company's Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company's directors and senior management.

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

The Company's compensation policies and its stock option plan (the “Stock Option Plan”) are intended to assist the Company in attracting, retaining and motivating Directors, officers and employees of the Company and of its subsidiaries and to closely align the personal interests of such Directors, officers and employees with those of the shareholders by providing them with the opportunity, through stock options, to acquire shares in the capital of the Company.

Option Based Awards

The Board of Directors of the Company implemented a stock option plan (the "Plan") effective April 29, 2005, as amended, which was approved by the TSX Venture Exchange and the shareholders of the Company and ratified by shareholders at the Company's 2006 Annual General Meeting.  The number of Shares which may be issued pursuant to options previously granted and those granted under the Plan is a maximum of 10% of the issued and outstanding Shares at the time of the grant.  In addition, the number of Shares which may be reserved for issuance to any one individual may not exceed 5% of the issued Shares on a yearly basis or 2% if the optionee is engaged in investor relations activities or is a consultant.  Under Exchange policy, all such rolling stock option plans which set the number of common shares issuable under the plan at a maximum of 10% of the issued and outstanding common shares must be approved and ratified by shareholders on an annual basis.

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company.  The granting of such options is intended to align the interests of such persons with that of the shareholders.  Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange.  Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries.  The Plan contains no vesting requirements, but permits the Board of Directors to specify a vesting schedule in its discretion.  The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

At December 31, 2009, a total of 1,689,431 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold's board of directors to eligible optionees (the “Optionees”), of which 1,288,250 were outstanding under the plan at December 31, 2009.

During the year ended December 31, 2009, 17,000 stock options with an exercise price of Cdn$2.50 expired, unexercised and 150,000 stock options, with an average exercise price of Cdn$1.91 were forfeited.

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

Summary Compensation Table

The compensation paid to the NEOs during the Company's most recently completed financial year ended December 31, 2009, is as set out below:

Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Sargent H. Berner Chairman and –CEO (7)	2009 2008	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	52,953 79,175	52,953 79,175 (7)
Kenneth R. Yurichuk(5,8) Chief Financial Officer	2009 2008	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	NIL NIL	52,964 72,128	52,964 72,128 (8)
Jonathan L. Fogg (6) Chief Financial Officer	2009 2008	14,739 109,615	NIL	NIL 160,000	NIL NIL	NIL NIL	NIL NIL	NIL 3,600	14,739 273,215
David G. Watkinson President & COO	2009 2008	53,625 185,000	NIL NIL	NIL 100,000	NIL NIL	NIL NIL	NIL NIL	22,374 and $131,375 (9) 22,374	207,374 (9) 207,374 100,000 (6)

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

(5)

Mr. Fogg resigned as the Company's CFO in February 2009, and Mr. Ken Yurichuk was appointed to the position.

(6)

In Cdn Dollars.

(7)

Consulting fees were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  The amount shown as earned in 2009 is accrued and has not been paid.

(8)

Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk. The amount shown as earned in 2009 is accrued and has not been paid.

(9)

Of the total salary, $131,375 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2009, and was unpaid at December 31, 2009.

Emgold and its subsidiaries have consulting contracts with Sargent H. Berner and Kenneth Yurichuk.  Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 and to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007.  Prior to the commencement of the contracts, the Company paid Kent Avenue Consulting Ltd. Cdn$36,500 in consulting fees for the period from January 1, 2007 – September 30, 2007, under an agreement with Quorum.  Consulting fees paid to Kent Avenue Consulting Ltd. and 759924 Ontario Ltd. were reduced to Cdn$5,512 in January 2009 and are accrued at December 31, 2009.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2009, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	6,500	1.00	12-Oct-2011	NIL	N/A	N/A
	18,000	10.00	19-Nov-2013	NIL	N/A	N/A
	15,000	9.00	12-July-2014	NIL	N/A	N/A
	150,000	1.50	11-Dec-2012	NIL	N/A	N/A
Kenneth R. Yurichuk	15,000	2.90	22-Nov-2011	NIL	N/A	N/A
	150,000	1.50	11-Dec-2012	NIL	N/A	N/A
David G. Watkinson	15,000	2.90	22-Nov-2011	NIL	N/A	N/A
	100,000	1.50	11-Dec-2012	NIL	N/A	N/A
	50,000	2.00	12-May-2013	NIL	N/A	N/A
Jonathan L. Fogg	NIL	N/A	N/A	N/A	N/A	N?A

Notes:

(1)

The closing market price of the Company's shares on the TSX Venture Exchange was Cdn$0.35 per share on December 31, 2009.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2009, for each NEO:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	NIL	N/A	N/A
Kenneth R. Yurichuk	NIL	N/A	N/A
Jonathan L. Fogg	NIL (2)	N/A	N/A
David G. Watkinson	NIL (2)	N/A	N/A

Notes:

(1)

There were no stock options granted during the year ended December 31, 2009.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.  The Company did not grant any option-based awards in the year ended December 31, 2009.

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

See “Option Based Awards” and “Securities Authorized for Issuance Under Equity Compensation Plans” for further information on the Stock Option Plan.

The Company does not have Incentive Plan Awards, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Pension Plan Benefits

Defined Benefit Plan or Defined Contribution Plan

The Company has no pension plans for NEOs that provide for payment or benefits at, following, or in connection with retirement.

Deferred Compensation Plans

The Company has no deferred compensation plan for NEOs.

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities, with the exception of the following:

The contract of David G. Watkinson, by the Idaho-Maryland Mining Corporation, provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to six (6) month's salary that in the event of termination by the Company.  Additionally, the contract provides for payment to Mr. Watkinson of a severance allowance equivalent to a minimum of six (6) month's salary in the event of an acquisition or takeover by another company or other form of transaction.

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

Directors' fees totalling $52,424 (2008 – $74,282; 2007 – $20,057) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company's most recently completed financial year:

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total (Cdn$)
William J. Witte	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Robin A. W. Elliott	20,000 (1)	NIL	NIL	NIL	NIL	NIL	20,000(1)
Stephen J. Wilkinson	40,000 (1)	NIL	NIL	NIL	NIL	NIL	40,000(1)

Notes:

(1)

These fees were accrued and are payable at December 31, 2009.

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	10,000	1.00	12-Oct-2011	NIL	N/A	N/A
	60,000	10.00	19-Nov-2013
	20,000	9.00	12-July-2014
	25,000	1.50	11-Dec-2012
Stephen J. Wilkinson	5,000	10.00	19-Nov-2013	NIL	N/A	N/A
	1,000	9.00	12-July-2014
	100,000	1.50	11-Dec-2012

Notes:

(1)

The closing market price of the Company's shares on the TSX Venture Exchange was $0.33 per share on December 31, 2009.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2009, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
William J. Witte	NIL (2)(3)	N/A	N/A
Robin A. W. Elliott	NIL (2)(3)(4)	N/A	N/A
Stephen J. Wilkinson	NIL (2)(3)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company's stock option plan, all options vest upon the grant date.  There were no options granted to non-NEO directors during fiscal 2009.

(3)

The Company does not have Incentive Plan Awards in place other than option-based awards.

(4)

Mr. Elliott did not stand for re-election at the Company's annual and special general meeting held on September 18, 2009, and his options expired 30 days after the date of the meeting.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	1,288,250	$0.36	401,181
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	1,288,250		401,181

Notes:

(1)

The only “equity compensation plan” in place is the Company's stock option plan.  See “Option Based Awards” above.

(2)

As at December 31, 2009.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2009, there were no stock options exercised in the Company.

C.

Board practices

All directors were elected at the September 18, 2009, annual general and special meeting and have a term of office expiring at the next annual general meeting of Emgold.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Stephen Wilkinson is an independent director.  As such, the number of directors is five.  Mr. William Witte is related due to holding an executive position in the Company's subsidiary, Golden Bear Ceramics Company.

Except as noted herein, no director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.  In fiscal 2008, Sargent H. Berner, William J. Witte, Kenneth Yurichuk and Stephen J. Wilkinson were directors of a company subject to a Management Cease Trade Order for failure to file financial statements in a timely manner.  The financial statements were filed and the Management Cease Trade Order was lifted.

There are no director's services contracts with the Company providing for benefits upon termination of employment.  Emgold and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the directors of the Company in its most recently completed or current financial year to compensate such directors in the event of termination as director (resignation, retirement, change of control) or in the event of a change in control.  There are no arrangements or understandings with any two or more directors or executive officers pursuant to which he was selected as a director or executive officer.  Other than as disclosed herein, there is no compensation paid to outside directors other than stock-based compensation.

The following information is provided with respect to the Company's directors, and members of its administrative, supervisory or management body and includes the date of expiration of the current term of office and the period during which the person has served in that office.

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director Chair – Environmental, Health and Safety Committee	Director: June 1999 – Present, Executive Vice President: May 1999 - July 2002, President and CEO: July 2002 – July 2007, President and CEO of Golden Bear Ceramics Company: July 2007 – Present.
Sargent H. Berner	Co-Chairman and Chief Executive Officer	Director: May 1991 – Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – Present, CEO: February 2009 – May 2010. Non-Executive Chairman – May 2010 - Present
Stephen J. Wilkinson	Director Chair – Audit Committee	Director: June 2007 – Present.
Robin A. W. Elliott	Former Director	Director: June 2006 – September 2009
Kenneth Yurichuk	Chief Financial Officer	Director: June 2006 to Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: 2007 – May 2010 Chief Financial Officer: February 2009 - Present:
David Watkinson	Director and President and Chief Executive Officer

Director: October 2007 – Present, Vice-President Operations: June 2006 – July 2007, Chief Operating Officer: July 2007 – May 2010, President: October 2007 – Present; Chief Executive Officer: May 2010 - Present.

I. Rodrigo A. Romo	Former Corporate Secretary	Corporate Secretary: April 2007 – November 2009
Jonathan Fogg	Former Chief Financial Officer	Chief Financial Officer: April 2008 – February 2009.

Audit Committee

William J. Witte, Kenneth Yurichuk and Stephen J. Wilkinson are currently the members of Emgold's audit committee.  The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold's annual general meeting.  The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval.  The Committee is also available to assist the board if required with matters relating to the appointment of Emgold's auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance Committee are Messrs. Wilkinson, Yurichuk and Witte.  The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board and for evaluating the performance of the board.

Environmental, Health and Safety Committee

Emgold's Board of Directors has an Environmental, Health and Safety Committee (“EHS Committee”) responsible for monitoring and reviewing environmental, safety and health policies and programs.  Occupational health and safety and responsible environmental stewardship is recognized by Emgold as among the highest corporate priorities at all stages of our activities.  The members of the EHS Committee work with management on a regular basis to provide guidance and input to insure both short and long term planning, development and compliance with the Company's policies. The members of the EHS Committee are William J. Witte, David G. Watkinson and Kenneth R. Yurichuk.

D.

Employees

At December 31, 2009, Emgold had six employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by Emgold's subsidiary, Idaho-Maryland Mining Corporation in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation administrative functions are primarily provided through Quorum Management and Administrative Services Inc. (“Quorum”).

E.

Share ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at December 31, 2009, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2009:

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William J. Witte, Director	10,000	Common	1.00	October 12, 2011
	60,000	Common	10.00	November 19, 2013
	20,000	Common	9.00	July 12, 2014
	25,000	Common	1.50	December 11, 2012
Subtotal	115,000

Sargent H. Berner Director, and Non-Executive Chairman	6,500	Common	1.00	October 12, 2011
	18,000	Common	10.00	November 19, 2013
	15,000	Common	9.00	July 12, 2014
	150,000	Common	1.50	December 11, 2012
Subtotal	189,500

Kenneth Yurichuk Director, Chief Financial Officer	15,000	Common	2.90	November 22, 2011
	150,000	Common	1.50	December 11, 2012
Subtotal	165,000

David Watkinson President and Chief Executive Officer, Director	15,000	Common	2.90	November 22, 2011
	100,000	Common	1.50	December 11, 2012
	50,000	Common	2.00	May 12, 2013
Subtotal	165,000

Stephen J. Wilkinson, Director	5,000	Common	10.00	November 19, 2013
	1,000	Common	9.00	July 12, 2014
	100,000	Common	1.50	December 11, 2012
Subtotal	106,000

TOTAL	740,500	Common

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  To the extent known by the directors and executive officers of the Company as at December 31, 2009, there are two holders of 5% or more of the common shares of Emgold:

(1)

RAB Special Situations (Master) Fund Limited.  At December 31, 2009, they held 1,556,204 common shares or 9.21% of the then issued and outstanding.  At December 31, 2008, they held 2,556,204 common shares or 16.23% of the then issued and outstanding.  At December 31, 2006, they held 600,000 common shares or 7.16% of the then issued and outstanding common shares.  They did not hold a significant number of the Company's common shares in prior years.

(2)

Galaxy Fund, Inc.  As at December 31, 2009, they held 1,240,000 common shares or 7.33% of the issued and outstanding common shares as at that date.  To the best of the Company's knowledge they have held these 1,240,000 common shares since 2006, and they did not hold a significant number of the Company's common shares in prior years.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold's securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2009, Emgold had authorized an unlimited number of common shares without par value of which 16,894,310 were issued and outstanding, and an unlimited number of preference shares of which 394,843 Series A First Preference Shares were issued and outstanding.

As of April 30, 2010, there were 70 registered shareholders of record holding a total of 19,913,742 common shares of Emgold.  To the best of Emgold's knowledge there were 28 registered shareholders of record with registered addresses in Canada, 42 shareholders of record with registered addresses in the United States and no shareholders of record with registered addresses in other countries holding approximately 18,834,540 (95%), 1,079,202 (5%) and Nil (0%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company's knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2009, and the date hereof, except as noted below.

In the year ended December 31, 2009, $141,356 (2008 - $374,520; 2007 - $1,040,124) in management, administrative, geological and other services have been provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated three months services values were provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $77,045.  The recoverability of the balance will continue to be assessed as the receivable decreases for services provided by Quorum, and as services are performed, the amount of the services will be taken into income until such time that three months of working capital are advanced to Quorum as per the administrative services contract.

Bonus payments totalling $Nil (2008 - $Nil; 2007 – $28,056) were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner; 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk; and to two directors of the Company.

Consulting fees of $52,964 (2008 –$72,128; 2007 – $49,430) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

Consulting fees of $52,953 (2008 –$79,175; 2007 – $58,566) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Directors' fees totalling $52,424 (2008 – $74,282; 2007 – $20,057) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $58,544 advanced by three directors.  Interest of $12,347 has been accrued on these notes payable.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

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

Legal Proceedings

Emgold is not involved in any litigation or legal proceedings and to Emgold's knowledge no material legal proceedings involving Emgold or any of its subsidiaries are presently anticipated to be initiated.

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

THE OFFER AND LISTING

A.

Offer and listing details

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to May 31, 2010.

TSX Venture Exchange: EMR – Trading in Canadian Dollars (post-consolidation, prior years adjusted to reflect consolidation)
	High	Low
	($)	($)
Annual
2010 (to May 31, 2010)	0.42	0.12
2009	0.80	0.20
2008	2.80	0.20
2007	3.50	1.10
2006	9.90	2.70
2005	8.30	2.70
2004	15.50	5.80

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2010
First Quarter	0.42	0.22

Calendar 2009
First Quarter	0.60	0.40
Second Quarter	0.70	0.30
Third Quarter	0.90	0.50
Fourth Quarter	0.70	0.40

Calendar 2008
First Quarter	2.80	1.30
Second Quarter	2.20	1.40
Third Quarter	1.70	0.60
Fourth Quarter	0.90	0.20

Calendar 2007
First Quarter	3.50	2.60
Second Quarter	3.20	1.60
Third Quarter	2.00	1.10
Fourth Quarter	2.00	1.10

Month ended
May 31, 2010	0.23	0.12
April 30, 2010	0.26	0.22
March 31, 2010	0.28	0.22
February 28, 2010	0.35	0.26
January 31, 2010	0.42	0.27

The high, low and closing price of the Company's common stock on June 15, 2010, was Cdn$0.14, Cdn$0.14 and Cdn$0.14, respectively.  The Company's common stock is issued in registered form.

B.

Plan of Distribution

Not applicable.

C.

Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor to the Vancouver Stock Exchange) since August 31, 1989, (symbol-EMR).

D.

Selling Shareholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Emgold's corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 361869.  The Company was continued under the Business Corporations Act in British Columbia in June 2005.  A copy of the Notice of Article and Articles have been filed as an exhibit to filings in prior periods

1.

Objects and Purposes

Emgold's Articles do not specify objects or purposes.  Under British Columbia law, a British Columbia corporation has all the legal powers of a natural person.  British Columbia corporations may not undertake certain limited business activities such as operating as a trust company or railroad without alterations to its form of articles and specific government consent.

2.

Directors – Powers and Limitations

Emgold's articles do not specify a maximum number of directors (the minimum under British Columbia law for a public company is three).  Shareholders at the annual shareholders meeting determine the number of directors annually and all directors are elected at that time.  There are no staggered directorships.  Under the British Columbia Business Corporations Act (“BCA”) directors are obligated to abstain from voting on matters in which they may be financially interested after fully disclosing such interest.  Directors' compensation is not a matter on which they must abstain.  Directors must be of the age of majority (18), and meet eligibility criteria including not being mentally infirm, not having any undischarged bankruptcies and having no fraud related convictions in the previous five years.  There is no mandatory retirement age either under Emgold's Articles or under the BCA.

Directors' borrowing powers are not generally restricted where the borrowing is in Emgold's best interests, but the directors may not authorize Emgold to provide financial assistance for any reason where Emgold is insolvent or the providing of the guarantee would render it insolvent.  Directors need not own any shares of Emgold in order to qualify as directors.

The Articles specify the number of directors shall be the number of directors fixed by shareholders annually, or the number that are actually elected at a general shareholders meeting.  Shareholders at the annual shareholders' meeting determine the number of directors annually and all directors are elected at that time.  Under the Articles the directors are entitled between successive annual general meetings to appoint one or more additional directors but not more than one-third of the number of directors fixed at a shareholders meeting or actually elected at the preceding annual shareholders' meeting.  Directors automatically retire at the commencement of each annual meeting but may be re-elected thereat.

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

Some of the significant provisions under British Columbia law and Emgold's Articles relating to the common shares may be summarized as follows:

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Emgold which provide a right to any person to participate in offerings of Emgold's securities

Liquidation

All common shares of Emgold participate rateably in any available assets in the event of a winding up or other liquidation, subject to the prior rights of First Preference Shares.

No Limitation on Foreign Ownership

There are no limitations under Emgold's Articles or in the BCA on the right of persons who are not residents of Canada or foreign shareholders to hold or vote common shares.  (See also “Exchange Controls”)

Dividends

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

Shareholder Meetings

Shareholders' meetings are governed by the Articles of Emgold but many important shareholder protections are also contained in the Securities Act (British Columbia) and the BCA.  The Articles provide that Emgold will hold an annual shareholders' meeting, will provide at least 21 days' notice and will provide for certain procedural matters and rules of order with respect to the conduct of the meeting.  The Securities Act (British Columbia) and the BCA superimpose requirements that generally provide that shareholder' meetings require not less than a 60 day notice period from initial public notice and that Emgold makes a thorough advanced search of intermediary and brokerage registered shareholdings to facilitate communication with beneficial shareholders so that meeting proxy and information materials can be sent via the brokerages to unregistered but beneficial shareholders.  The form and content of information circulars and proxies and like matters are governed by the Securities Act (British Columbia) and the BCA.  This legislation specifies the disclosure requirements for the proxy materials and various corporate actions, background information on the nominees for election for director, executive compensation paid in the previous year and full details of any unusual matters or related party transactions.  Emgold must hold an annual shareholders meeting open to all shareholders for personal attendance or by proxy at each shareholder's determination.  The meeting must be held within 15 months of the previous annual shareholders' meeting.  A quorum for a shareholders' meeting is two members or proxy holders present.

Change in Control

Emgold has not implemented any shareholders' rights or other “poison pill” protection against possible take-overs.  Emgold does not have any agreements, which are triggered by a take-over or other change of control.  There are no provisions in its articles triggered by or affected by a change in outstanding shares which gives rise to a change in control.  There are no provisions in Emgold's material agreements giving special rights to any person on a change of control.

Insider Share Ownership Reporting

The articles of Emgold do not require disclosure of share ownership.  Share ownership of director nominees must be reported annually in proxy materials sent to Emgold's shareholders.  There are no requirements under British Columbia corporate law to report ownership of shares of Emgold but the Securities Act (British Columbia) requires disclosure of trading by insiders (generally officers, directors and holders of 10% of voting shares) within 10 days of the trade.  Controlling shareholders (generally those in excess of 20% of outstanding shares) must provide seven days advance notice of share sales.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which 394,843 Series A First Preference shares are outstanding as of December 31, 2009 (see section B – Liquid and Capital Resources of Item 5 – Operating and Financial Review and Prospects).

C.

Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.

Until February 2010, the Company had a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments were $21,928 per month and increased by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to April 1, 2010.  The Company had an option to purchase, and the purchase price, if exercised in fiscal 2009, would be $3.56 million, at the end of fiscal 2009, with an additional increase in 2010.  The Company's lease was to expire December 2010, but after negotiations with the owner of the property the lease was terminated in February 2010.

2.

A five-year lease (as amended) initially had a term ending on May 31, 2007, with the owners of the Idaho-Maryland Mine at lease payments of $25,500 quarterly on February, May, August and November 1st.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% net smelter royalty from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease, whereby the exercise date was extended to December 31, 2008.  The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease.  The Company further amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009.  Commencing with the February 1, 2010, payment, quarterly payments are to be $60,000 through to the end of the extended term, which is February 1, 2011.  All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs, but are accrued and have not been paid due to the financial constraints of the Company.

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

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of Emgold on the right of a non-resident to hold or vote the Common Shares, other than as provided in the Investment Canada Act (the “Investment Act”).  The following discussion summarizes the material features of the Investment Act for a non-resident who proposes to acquire the Common Shares.  It is general only, it is not a substitute for independent advice from an investor's own advisor, and it does not anticipate statutory or regulatory amendments.  Emgold does not believe the Investment Act will have any effect on it or on its non-Canadian shareholders due to a number of factors including the nature of its operations and Emgold's relatively small capitalization.

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling.  An investment in Emgold's Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada's cultural heritage or national identity, regardless of the value of the assets of Emgold.  An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2009 is Cdn$295 million.  A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares.  The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquirer through the ownership of the Common Shares.

The foregoing assumes Emgold will not engage in the production of uranium or own an interest in a producing uranium property in Canada, or provide any financial service or transportation service, as the rules governing these businesses are different.

Certain transactions relating to the Common Shares would be exempt from the Investment Act, including:

a)

an acquisition of the Common Shares by a person in the ordinary course of that person's business as a trader or dealer in securities,

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

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder (in this summary, a “U.S. Holder”) who, (a) for the purposes of the Income Tax Act (Canada) (the “Tax Act”), is not resident in Canada, deals at arm's length with Emgold, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the “Treaty”), is a resident solely of the United States, has never been a resident of Canada, and has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada.  This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act, the regulations and the Treaty publicly announced by the Government of Canada to the date hereof, and the current administrative practices of the Canada Customs and Revenue Agency.  It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law or administrative practice, although no assurances can be given in these respects.  This summary does not take into account provincial, U.S., state or other foreign income tax law or practice.  The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that holder is subject to taxation, and generally according to that holder's particular circumstances.  Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder.

Dividends

Dividends paid or deemed to be paid to a U.S. Holder by Emgold will be subject to Canadian withholding tax.  Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of Emgold's voting shares).  Emgold will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government for the U.S. Holder's account.

Disposition

A U.S. Holder is not subject to tax under the Tax Act in respect of a capital gain realized on the disposition of a Common Share in the open market unless the share is “taxable Canadian property” to the holder thereof and the U.S. Holder is not entitled to relief under the Treaty.  A Common Share will be taxable Canadian property to a U.S. Holder if, at any time during the 60 months preceding the disposition, the U.S. Holder or persons with whom the U.S. Holder did not deal at arm's length alone or together owned, or had rights to acquire, 25% or more of Emgold's issued shares of any class or series.  If the shares of Emgold constitute taxable Canadian property to the holder, the holder may be subject to Canadian income tax on the gain. The taxpayer's taxable capital gain or loss from a disposition of the share is the amount, if any, by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base and reasonable expenses of disposition.  One-half of the capital gain is included in income and one-half of the capital loss is deductible from capital gains realized in the same year.  Unused capital losses may be carried back three taxation years or forward indefinitely and applied to reduce capital gains realized in those years.  It should be noted that Canada requires a withholding tax on the gross proceeds of a sale of taxable Canadian property by a non-resident.  The withholding tax may be reduced on completion of a Clearance Certificate Request.  If the disposition of the share is subject to tax in Canada, the non-resident must also file a Canadian income tax return reporting the disposition.

A U.S. Holder whose Common Shares do constitute taxable Canadian property, and who might therefore be liable for Canadian income tax under the Tax Act, will generally be relieved from such liability under the Treaty unless the value of such shares at the time of disposition is derived principally from real property situated in Canada.  The value of Emgold's common shares is not currently derived principally from real property situated in Canada.

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

Distribution on Common Shares of Emgold

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of Emgold are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that Emgold has current or accumulated earnings and profits (as determined under United States federal income tax principles), without reduction for any Canadian income tax withheld from such distributions.  Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current and accumulated earnings and profits of Emgold, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder, which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder, which is a corporation.

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

Under current Treasury Regulations, dividends paid on Emgold's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax.  However, dividends and the proceeds from a sale of Emgold's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 28% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of Emgold may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit; among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive category income”, and “general category income.”  Dividends distributed by Emgold will generally constitute “passive category income” or, in the case of certain U.S. Holders, “general category income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of Emgold should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of Emgold

Subject to the rules discussed under “Passive Foreign Investment Company” below, in general, U.S. Holders will recognize gain or loss upon the sale of common shares of Emgold equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of Emgold.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts.  In general, gain or loss on the sale of common shares of Emgold will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009, and at least certain prior fiscal years.  In addition, Emgold may qualify as a PFIC in future fiscal years.  We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder.  The following is a discussion of such alternative tax regimes applied to such U.S. Holders of Emgold.

A U.S. Holder who elects to treat Emgold as a qualified electing fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which Emgold qualifies as a PFIC on his pro rata share of Emgold's (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) Emgold's taxable year ends, regardless of whether such amounts are actually distributed.  A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which Emgold is a PFIC.  If the U.S. Holder makes a QEF election in such first year, i.e., a “timely” QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year.  If, however, Emgold qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date.  The qualification date is the first day of Emgold's first tax year in which Emgold qualified as a QEF with respect to such U.S. Holder.  For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and the above-described gain-recognition election under Section 1291 is referred to herein as an “Electing U.S. Holder.”  A U.S. Holder who holds common shares at any time during a year of Emgold in which Emgold is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and does not make the above-described gain-recognition election) is referred to herein as a “Non-Electing U.S. Holder.”  An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his Emgold common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of Emgold's annual realized net capital gain and ordinary earnings subject, however, to an interest charge.  If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as “personal interest” that is not deductible.

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

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his Emgold common shares and all excess distributions on his Emgold common shares over the entire holding period for the common shares.  All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of Emgold (i) which began after December 31, 1986, and (ii) for which Emgold was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income.  The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible.  The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

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

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a “mark-to-market election”).  If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above.  However, if a Non-Electing U.S. Holder makes the mark-to-market election after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to Emgold common shares.  A U.S. Holder who makes the mark-to market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of Emgold as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares.  In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in Emgold included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years.  A U.S. Holder's adjusted tax basis in the common shares of Emgold will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election.  A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless Emgold common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election.  A U.S. Holder makes a mark-to-market election by filing IRS Form 8621.  No view is expressed regarding whether common shares of Emgold are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of Emgold common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized.  Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.  The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code.  The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred.  We strongly recommend that each prospective U.S. Holder of Emgold consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

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

F.

Dividends and Paying Agents

Not applicable.

G.

Statement By Experts

Not applicable.

H.

Documents on Display

Exhibits attached to this Form 20-F are also available for viewing at the offices of Emgold, Suite 1400, 570 Granville Street, Vancouver, British Columbia V6C 3P1 or on request of Emgold at 604-687-4622.  Copies of Emgold's financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

I.

Subsidiary Information

Not applicable.

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information About Market Risk

As at December 31, 2009, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

	Canadian currency amount	U.S. currency amount
Canadian dollars
Cash	1,089	1,036
Accounts payable and accrued liabilities	(580,691)	(552,513)
Face value of convertible preference shares	(764,785)	(727,674)

B.

Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold's current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold's operations are in the United States, but its administrative operations are in Canada.  The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to, will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  Other than the foreign exchange loss or gain related to the dividends payable on the convertible preference shares described below, the Company's potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain losses incurred in fiscal 2007 were $63,988 on $6.1 million in expenditures, a nominal amount relating primarily to the preference shares described below as well as Canadian dollar denominated cash and working capital items.

Emgold has preference shares with an interest rate of 7% per annum, denominated in Canadian dollars.  Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so.  The debt portion of the convertible preference shares is being accreted over a period of ten years, based on management's best estimate of the life of the convertible preference shares at the time of their issuance.  Foreign exchange loss on the debt conversion to United States dollars was $100,192 in fiscal 2009 compared to a gain of $142,325 in fiscal 2008, which are not significant to the operations of the Company, as they are unrealized.

Interest Rate Risk and Equity Price Risk

Emgold has been equity financed and does not have any debt that is subject to interest rate change risks.

Commodity Price Risk

While the value of Emgold's resource properties can always be said to relate to the price of precious metals and the outlook for same, Emgold currently does not have any operating mines and hence does not have any hedging or other commodity based risk respecting its operations.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

During fiscal 2003, the Company entered into an agreement to issue 394,843 Class A Convertible Preference Shares in full satisfaction of an aggregate Cdn$764,785 of indebtedness owing to related parties.

The Class A Convertible Preference Shares have no fixed term, rank in priority to the Company's common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum. The shares are redeemable by the Company at any time after 30 days written notice at a redemption price of Cdn$2.00 per share, but are redeemable by the holder only out of funds available that are not, in the Company's opinion, otherwise required for the development of the Company's mineral property interests or to maintain a minimum of Cdn$2,000,000 in working capital.

The Class A Convertible Preference Shares are convertible, at the option of the holder, into common shares at any time at a ratio of one common share for every one Class A Convertible Preference Shares (as amended). The Preference Shares also have attached a gold redemption feature by which holders may elect at the time of any proposed redemption to receive gold valued at $300 per ounce in lieu of cash, provided the Company has on hand at the time, gold having an aggregate value of not less than the redemption amount. This is at the Company's option.

At December 31, 2009, $373,068 (December 31, 2008 - $276,532) has been accrued in relation to the 7% fixed cumulative preferential dividends. Dividends payable on the preference shares are recorded when they are declared by the Board of Directors, but will remain unpaid until the Company has the resources to do so. The debt portion of the convertible preference shares is being accreted over the expected life of the preference shares, being ten years from inception. This period is based on management's best estimate of the life of the convertible preference shares, and is reassessed annually.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.

CONTROLS AND PROCEDURES

a)  Disclosure controls and procedures.

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed, and reported in an accurate and timely manner in accordance with generally accepted accounting principles.

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures.  Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identifies and reported in a timely manner.

b)  Management's annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company's disclosure controls and procedures and assessed the design and the operating effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

Based on that assessment, management concluded that, as at December 31, 200, the company's internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the preparation of financial reports.  He is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company's financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed, that taking into account the present state of the Company's development, the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

This Annual Report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.  Management's report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report.

c)  Changes in internal controls over financial reporting .

There were no changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

ITEM 16A

AUDIT COMMITTEE FINANCIAL EXPERTS

The members of the audit committee are Messrs William J. Witte, Kenneth Yurichuk and Stephen J. Wilkinson.  The Company's Board of Directors has determined that it has more than one “audit committee financial expert” serving on its Audit Committee.  Mr. Stephen J. Wilkinson was a financial analyst and has a MBA, and Mr. Kenneth R. Yurichuk is a partner in a chartered public accounting firm in Canada.  Mr. Yurichuk is not independent, based upon the tests for independence set forth in National Instrument 52-110 (“NI 52-110”), , due to his position as the Company's Chief Financial Officer.  Mr. Wilkinson is an independent, based upon the tests for independence set forth in NI 52-110, audit committee financial expert.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company's chief executive officer, the chief financial officer and other members of senior management.  The Company's Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2009, and to the date of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company's audit firm for various services.

	Years ended December 31,
Services:	2009 (Cdn$)	2008 (Cdn$)
Audit Fees	$ 66,001	$ 63,375
Audit-Related Fee (1)	7,198	7,500
Tax Fees	10,450	11,100
All Other Fees (2)	943	640
Total Fees	$ 84,592	$ 82,615

Note:

(i)

“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.

(ii)

Canadian Public Accounting Board fees.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company's auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company's auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company's audit firm were pre-approved by the audit committee.

During the year ended December 31, 2009, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.

CHANGE IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.

CORPORATE GOVERNANCE

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

The Company's consolidated financial statements are stated in United States dollars and are prepared in accordance with Cdn GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with U.S. GAAP, except as disclosed in Note 13 to the consolidated financial statements.

The following financial statements and notes thereto as required under Item 17 are attached to this Form 20-F Annual Report as Exhibits F-1 and F-2, and are incorporated herein by reference:

•

Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007, including Management's Responsibility for Financial Reporting and Auditor's Report from  PricewaterhouseCoopers LLP, Chartered Accountants; and

•

Quarterly and Annual Report for the Three Months and Year Ended December 31, 2009.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year and are incorporated by reference.

Exhibit Number	Description

F-1*

Consolidated Financial Statements for the Years Ended December 31, 2009, 2008 and 2007, including Management's Responsibility for Financial Reporting and Auditor's Report from PricewaterhouseCoopers LLP, Chartered Accountants.

F-2*	Quarterly and Annual Report for the Three Months and Year Ended December 31, 2009.
1.1**	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989 and, as refilled on Form 6-K 0001137171-10-000084 on February 8, 2010.
2.1**	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1**	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2**	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3**	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4**	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5**	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6**	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
4.7	Mining Lease and Option to Purchase Agreement on the Rozan Property, between Emgold Mining Corporation and Valterra Resource Corporation, dated January 13, 2010.
4.8	Mining Lease and Option to Purchase Agreement between Nevada Sunrise, LLC, and Emgold Mining Corporation, dated November 24, 2009.
5.1**	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1**	List of subsidiaries.
11.1**	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1**	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
15.2**

Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05).

15.3***	Interim Consolidated Financial Statements for Three Months Ended March 31, 2010 and 2009.
15.4***	Quarterly Management Discussion and Analysis for Three Months Ended March 31, 2010.

Notes:
* Previously filed via Form 6-K on EDGAR under Accession Number: 0001137171-10-000286 on May 11, 2010. .

**

These exhibits have been previously filed with the Company's registration statement on Form 20-F under Accession Number 0001137171-05-001000 on July 1, 2005 or in subsequent Form 20-F filings, as applicable.

*** Previously filed via Form 6-K on EDGAR under Accession Number 0001137171-10-000345 on June 7, 2010.
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

Intrusion

General term for a body of igneous rock formed below the earth's surface.

Intrusive rock

Any igneous rock solidified from magma beneath the earth's surface.

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

Metamorphosed or

metamorphic

A rock that has been altered within the earth's crust by physical and chemical processes including heat, pressure and fluids.

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

Option agreement

An agreement where the optionee can exercise certain options to increase contracted interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor's property.

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

Replacemen

mineralization

Mineral deposit formed by replacement of previous rock.

Reverse circulati

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

Tailings pond

A pond where tailings are disposed.

Trenching

The act of blasting or digging through overburden or outcrop to attend fresh bedrock for mapping and sampling

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

EMGOLD MINING CORPORATION

Per:

/s/ David G. Watkinson

David G. Watkinson, Chief Executive Officer.

/s/ Kenneth Yurichuk

Kenneth Yurichuk, Chief Financial Officer

DATED:

June 28, 2010