Form 20-F
EMGOLD MINING CORP
filed 2011-07-07
CIK 1199392

July 6, 2011

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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 38,552,444

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2010, 2009, and 2008 was derived from the Company’s consolidated financial statements audited by PricewaterhouseCoopers LLP, Chartered Accountants, as indicated in the audit report included elsewhere in this Annual Report.  The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Annual Report.

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 common shares were then issued on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share.  After adjusting for rounding, 16,894,310 common shares were issued and outstanding after giving effect to this consolidation.  The issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

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

(United States Dollars)

Period End Balances (as at)	December 31,
Consolidated Balance Sheet Data	2010	2009	2008	2007	2006
Cdn GAAP
Total assets	$ 2,249,435	$ 1,136,369	$ 1,642,605	$ 6,506,695	$ 4,264,650
Total liabilities	592,401	2,653,383	1,247,781	1,494,421	1,108,949
Contributed surplus	6,647,717	6,223,649	4,286,347	2,972,267	2,412,930
Accumulated other comprehensive income (loss)	(577,456)	(577,456)	(577,456)	(577,456)	(577,456)
Share capital	41,463,263	38,792,139	38,431,299	38,231,882	33,062,945
Equity component of convertible preference shares	--	90,902	90,902	90,902	90,902
Warrants	1,362,319	112,355	1,936,339	3,049,862	1,085,434
Deficit	(47,238,809)	(46,158,603)	(43,772,607)	(38,755,183)	(32,919,054)
U.S. GAAP
Total assets	2,249,435	1,136,369	1,642,605	6,506,695	4,264,650
Total liabilities	703,859	1,925,709	626,549	743,797	618,724
Share capital	41,834,922	38,792,139	39,109,658	38,877,347	33,486,676
Contributed surplus	4,711,378	4,287,310	4,286,347	2,972,267	2,412,930
Warrants	1,271,008	112,355	1,936,339	3,049,862	1,085,434
Accumulated other comprehensive income	(577,456)	(577,454)	(577,454)	(577,456)	(577,456)
Deficit	(45,694,276)	$(44,206,549)	$(43,863,334)	$(38,559,122)	$(32,761,658)

Selected Consolidated

Balance Sheet Data	2010	2009	2008	2007	2006
Cdn GAAP Equipment and mineral property interests	$ 1,120,075	$ 1,096,514	$ 1,044,553	$ 1,217,013	$ 1,332,621
Shareholders’ equity (deficiency)	1,657,034	(1,517,014)	394,824	5,012,274	3,155,701
U.S. GAAP
Equipment and mineral property interests	1,120,075	1,096,514	1,044,553	1,217,013	1,332,621
Shareholders’ equity (deficiency)	1,545,576	(789,340)	1,016,056	5,762,898	3,645,926
Number of outstanding common shares	38,552,444	16,894,310	15,751,987	15,648,987	8,375,941

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Consolidated Statement of Operations Data	2010	2009	2008	2007	2006
Revenue	$ --	$ --	$ --	$ --	$ --
Cdn GAAP Investment and other income	261	1,537	63,537	86,310	45,133
General and administrative expenses	948,474	1,044,504	2,046,527	2,326,891	1,782,507
Exploration expenses	670,491	1,175,520	2,586,625	3,188,134	1,796,199
Ceramext research costs	--	92,340	447,809	629,148	1,590,754
Write-down of mineral property interests	--	75,169	--	--	--
Cdn GAAP Loss according to financial statements	(1,080,206)	(2,385,996)	(5,017,424)	(5,836,129)	(5,124,327)
Loss per share – basic and diluted US GAAP	(0.05)	(0.14)	(0.32)	(0.57)	(0.76)
Loss according to financial statements	(1,155,420)	(1,561,717)	(5,094,671)	(5,745,765)	(5,111,474)
Loss per share – basic and diluted	(0.05)	(0.09)	(0.32)	(0.56)	(0.76)

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

Emgold has no source of revenue other than interest income, shares from the Lease and Option to Purchase Agreement on the Rozan Property.  There is potential to convert shares and warrants from the Lease and Option to Purchase Agreement on the Rozan Property to cash in the future.  A mining project can typically require ten to twenty years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2010, Emgold had working capital of $527,753, compared to a working capital deficiency of $1,880,208 at December 31, 2009.  Working capital is defined as current assets less current liabilities.

Emgold may be unable to obtain the funds necessary to expand exploration.  If Emgold’s exploration and research and development programs are successful, additional capital will be required to place the Idaho-Maryland Project (“I-M Project”) into commercial production.  To date, the only sources of funds that have been available to the Company are from the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.  Emgold presently does not have sufficient financial resources to undertake all of the Company’s plans as outlined in previous periods, and requires additional financing to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development.  In spite of the current relatively high market price of gold, the market conditions in the junior mining and exploration sector are very depressed and therefore it is very difficult raising additional capital.  Emgold has been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or financings with favourable terms.  If Emgold fails to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations.  Exploration programs would have to be prioritized to fit within cash availability.

Currently the Company is reviewing strategies for equity financings and joint ventures that may be able to carry the Company through the next year of operations.  The financings, if completed, could result in dilution of the Company’s shares.  Funds from any financing will be used primarily for permitting at the I-M Project and general working capital.  Separate financing is being pursued for GBC and the development of recycled stone and ceramic processing facilities as part of the I-M Project or for a plant located elsewhere.  Financing may also be pursued to fund exploration on Emgold’s other exploration properties including the Buckskin Rawhide Project, NV, the Stewart Property B.C., and the Rozan Property, B.C.  The Rozan Property is currently under a lease and option to purchase agreement with Valterra Resource Corporation and currently has no funding requirements.

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

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company’s share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company’s ability to raise funds.  The world markets are currently being affected by a major recession and deficit crisis.  Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece.  This has caused record deficits in several countries, including the U.S.  These crises, which have occurred over a multi-year period, have affected the Company’s ability to raise capital and have negatively impacted the stocks of many junior exploration companies.  It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company’s ability to raise necessary capital and advance the I-M Project.

Emgold may not be able to find equity investment to further fund GBC to build a recycled stone and ceramics processing facility using commercially available technology to process mine waste at the I-M Project.  Emgold licensed the worldwide rights to the Ceramext® technology, a hot vacuum extrusion process, pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company’s wholly owned subsidiary GBC and Ceramext, LLC.  The Agreement was made because of the apparent potential of the hot vacuum extrusion process to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, GBC has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC for the further development of its recycling stone and ceramics product business and the Agreement has been terminated.  Emgold is planning to use such commercially available technology in connection with the operation of the I-M Project to process development rock (rock mined to access the gold ore) and mine tailings (the remains of the gold ore after the gold has been removed).

The Company is in the process of converting GBC into an independent operating entity.  The Company has decided to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, if possible, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants.

The Company currently is focusing expenditures on permitting and financing activities in relation to the I-M Project.  The I-M Project, as presently planned, includes a 1,200 ton per day recycled stone and ceramics manufacturing facility which may be the first commercial plant to be constructed by GBC.  If the Company is unable to obtain equity or some other form of financing to develop the recycled stone and ceramics processing facilities, the proposed use of such facilities at the I-M Project may be at risk.  The I-M Project is not dependent on the use of a recycled stone and ceramics plant and the expected alternative would be to dispose of 100% of the mine tailings from the I-M Project as underground however, backfill (mine tailings used to backfill the voids created by gold and industrial mineral (aggregate) mining).

If suitable financing is obtained, GBC plans to complete a detailed feasibility study and basic engineering by utilizing independent consultants to design the first commercial plant.  GBC will not be able to conduct further research and development or prepare marketing and feasibility studies until it has independently raised sufficient financing for that purpose.

Environmental and Regulatory Risk Factors

Emgold may be unable to obtain necessary permits for the I-M Project. IMMC has submitted applications to acquire a Conditional Mine Use Permit (“CMUP”) and other entitlements to allow the Company to dewater, explore, construct, operate, and reclaim the Idaho-Maryland Mine in Grass Valley, CA.  The Company expects to complete the EIR, the CMUP, and other entitlements in mid-2012, subject to financing.  The Company has a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region, as well as to obtain their input and incorporate it into the project permitting.  Additional environmental investigations may be required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through the permitting process.  Obtaining or reviewing governmental permits is a complex and time consuming process.  The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control.  Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

Compliance with environmental regulations could affect future profitability and timeliness of operations.  The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require operating permits from various federal, state, and local governmental authorities.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits as well as the effects of inflation and the availability of mining specific goods and services.

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

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required.  The Company currently leases this property and is not conducting any mining operations, therefore no reclamation liability has been accrued.  As part of the CMUP process, the Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site.  The Company worked with the California Regional Water Quality Control Board and has remediated the location where two historic fuel tanks were removed by the previous owners of the land.  Costs for clean up and short and long term liabilities for cleanup of the site are being addressed with State and local agencies.  Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this property and discontinue the project.  However, information available at this time indicates that clean up of the site can be completed in a reasonable and economic fashion, and this clean up will be a benefit to the local community in the long term.

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

The Company may be required to post reclamation bonding in California to ensure that areas will be reclaimed after exploration.  Reclamation bonds are also required in British Columbia, and have all been posted.  The exploration activity in British Columbia to date has been limited to drilling, and as such, the reclamation bonds posted are nominal.  If exploration activity is carried out on the Buckskin Rawhide Project in Nevada, a reclamation bond will also be required for any such work.

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

Other Risk Factors

Emgold’s title to mineral property interests may be challenged.  Although Emgold has completed a review of titles to its mineral interests and has had two title opinions prepared on the I-M Project, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title.  The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Emgold’s mineral property interests include mineral claims in British Columbia and Nevada, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt.  As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2010, the Company received $2,777,200, net of issue costs, from the issuance of 17,772,725 common shares in private placements.  The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is United States dollars.

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

Risks associated with the commercialization of the stone and ceramics products.  Emgold’s management and consultants have identified possible areas of risk concerning the commercialization of the recycled stone and ceramic building materials to be produced from mine development rock and tailings from the I-M Project or other similar operations.  It will be necessary to address the remediation of these risks during the marketing and feasibility phases of the process and product development.  Risks that may apply to the commercialization of the recycled stone and ceramics products include developing distribution networks, defining markets, and sales prices for the products.  The capital and operating costs for a production plant will need to be determined as part of the feasibility process.

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

In 2007 and continuing, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions have continued, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions.  Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and venture stock markets to decline substantially. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings.  There has been some improvement to date, but economic factors in Europe may cause further deterioration in economic indicators.  Potential exists for interest rate increases as the U.S. deficit grows, which may further slow economic recovery.

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

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:  Emgold has stock options outstanding (3,113,998 at December 31, 2010), which are exercisable at prices ranging from Cdn$0.175 to Cdn$10.00 per share which is above the current market price for the Company’s shares and are not likely to be exercised before expiry but will likely act as an upside damper on the trading range of Emgold’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of December 31, 2010.  At December 31, 2010, there were 21,315,017 warrants exercisable at an average price of $0.35.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price.  Dilutive securities based on the trading range of Emgold’s common shares at December 31, 2010, including the 21,315,017 warrants and underlying warrants, and the 3,113,998 stock options above, collectively represent approximately 63% of Emgold’s issued shares as at December 31, 2010.

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

At the Annual and Special General Meeting of its shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 pre-consolidation common shares were issued, on the basis of ten (10) pre-consolidation common shares to one (1) post-consolidation common share.  After adjusting for rounding, 16,894,310 common shares, post-consolidation, remained issued and outstanding.  The issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation.  The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009.  All periods presented have been retroactively adjusted to reflect this reverse split.

On September 10, 2010, Emgold converted the 394,843 Class A preference shares to common shares.  No Series A preference shares remain issued outstanding.  In addition, the Company issued 2,813,575 Units of the company in satisfaction of accrued and unpaid dividends associated with the Series A preference shares, totalling approximately CAD$422,036.  Each Unit consisted of one common share and one non-transferable common share purchase warrant.  The warrant exercise price is US $0.35 per warrant share, up to September 9, 2015.

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

In 2003, Emgold acquired the licensing rights to a ceramics technology and changed the name of its second 100 percent owned Nevada Corporation subsidiary company, then called Holly Corporation, to Golden Bear Ceramics Company (“GBC”).  Emgold recognized the potential application of the hot vacuum extrusion technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality recycled stone and ceramic building materials on a global basis.  Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA.  GBC has since determined that it will be able to produce high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations by using equipment and technology available in the commercial market place.  GBC will need to find markets for its stone and ceramics products and construct a facility to produce such products from a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials, that would otherwise be disposed of in landfills, into high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products.  Emgold is now planning to use commercially available technology not proprietary to Ceramext, LLC in connection with the operation of the I-M Project, and the licensing agreement with Ceramext, LLC has been terminated.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”).  The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation.   The City has been designated to be the Lead Agency in the permitting process.  The City commenced work to complete the permitting process for the Project, which was divided into three phases:  Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report.  The City will then need to approve a Conditional Use Permit for the I-M Project.  Currently, permitting is in Phase 3 and it is expected that the Environmental Impact Report will be certified and the CUP and other entitlements granted by mid-2012.

Emgold also has additional mineral properties: the Rozan (fully vested), optioned to Valterra Gold Corporation in January 2010, the Stewart property (fully vested), and the Buckskin-Rawhide property in Nevada (under option).  All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada.    Details of property payments and expenditures with respect to these properties are outlined in Part 4 of this report under “Exploration Projects, British Columbia Properties”.  Exploration expenditures on the Rozan, Stewart and Jazz properties resulted in a net recovery of $5,351 in fiscal 2010.  The Company is currently considering its options with respect to its properties and exploration activity is planned on the Stewart and Buckskin Rawhide Properties in 2011.

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

Emgold also has a portfolio of early-stage mineral exploration projects in British Columbia that contain tungsten, molybdenum, silver, gold, and other mineralization.  These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition.  The Company has optioned the Rozan property to Valterra Gold Corporation.  The company has an early stage gold and silver exploration project called the Buckskin-Rawhide Property in Nevada, under a lease and option to purchase agreement with Nevada Sunrise LLC.

For several years, Emgold, through its wholly-owned subsidiary, GBC, has been developing a process to convert mineral wastes and other siliceous materials to stone and ceramic building products.  Emgold originally intended to apply this process as a method to deal with development rock and mine tailings from the I-M Project and to eliminate the need for surface tailings impoundments and waste dumps associated with a traditional gold mine.  Emgold successfully developed the process to a pilot plant stage using commercially available equipment.  Since that time, the Company has determined that the use of commercially available equipment will enable GBC to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  Emgold is currently seeking funding to finance GBC, to allow it to expand independently of the I-M Project.

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

Idaho-Maryland Mining Corporation

The Company is seeking to reopen the historical Idaho-Maryland Mine (also referred to as “I-M Project”, or the “Idaho-Maryland”, in this Annual Report), in accordance with all applicable federal, state, and local laws and regulations.  Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to remove water from the existing mine workings at the I-M Project and to conduct underground exploration and complete a feasibility study.  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the application was received as substantially complete on May 24, 2005.  Following this, the City completed the MEA in June 2006.  The next phase was the Notice of Preparation and Initial Study (“NOP” and “IS”) with the final phase being the Environmental Impact Report (“EIR”).  The Company filed a revised CMUP application in May 2007. The City completed the IS on January 8, 2008.  The I-M Project has now entered its final stage of the permitting process, the completion of the EIR.  The Draft EIR was completed in October, 2008.  The public hearings related to the Draft EIR were completed in January 2009. .  The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year.  After meeting with various public agencies in the first half of 2009, the Company elected to make several improvements to the I-M Project based on its internal review and analysis of public comment, and it is currently completing a Revised Project Description and 2011 Revised Project Applications.  The primary reasons for the revisions are to ensure the clean up of historic tailing on the Idaho-Maryland site is included and adequately analyzed in the EIR and to reduce potential air quality impacts identified in the 2008 Draft EIR.  The Company believes a Revised Draft EIR will be required, with public comment, followed by completion of the Final EIR.  The Final EIR is expected to take approximately 12 months from acceptance of the 2011 Revised Permit Application by the City of Grass Valley, assuming sufficient funds are available to move the permitting process forward at planned.  The Company has budgeted approximately $2.2 million for internal and external costs for completion of the CMUP process, which remains to be raised.

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project. The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 93 acres of surface rights associated with the Idaho-Maryland Project. Emgold owns certain other mineral and surface rights associated with the Project.  The BET Agreement has been extended from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period will be $30,000 per quarter. The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing.  At December 31, 2010, the Company was in compliance with all the terms of the BET Agreement.

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013 in the event that the Company exercises its option to purchase the I-M property. The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually

During the year the Company extended its lease and option to purchase agreement on the Idaho-Maryland Project property with the BET Group for an additional two years to February 1, 2013. All lease payments related to the agreement are current as at December 31, 2010. Payments for the extension period will be $30,000 per quarter. Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter.  The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the property and mineral rights, the first purchase payment being due February 1, 2013.

The Final EIR is anticipated by the Company during 2011 or early 2012 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.  There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operation in California.  Sutter Gold Mining Inc. reportedly is currently obtaining permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Soledad Mountain Project in California.

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

The Company is currently working on a revision to the Project Description and completing 2011 Revised Project Applications for the I-M Project.  The revision will include elimination of discharge into the South Fork of Wolf Creek from the New Brunswick site and elimination of the water treatment plant at the New Brunswick site.  Instead, a raw water line will be constructed under East Bennett Road and water will be pumped from the New Brunswick site to the Idaho-Maryland Site and to the water treatment plant located there.  Water will then be discharged into Wolf Creek after treatment.  The revision will also include the clean-up of historic tailings on site which was not included in the scope of the Draft EIR.  Upon submission of the changes to the Project Description, a Revised Draft EIR will be prepared, followed by a public comment period, further followed by completion of the Final EIR.  Work by the City and its consultants has been placed on hold pending submission of the revised Project Description and 2011 Revised Project Applications and financing activities by Emgold.

In addition to its interest under the BET Agreement, IMMC owns 45 acres of the former sawmill site adjacent to the Idaho-Maryland property above, and the two properties encompass the 102 acres known as the Idaho-Maryland site.  The company also owned 7 acres known as the Round Hole site.  IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres.  These properties are contiguous and are part of the current I-M Project and consist of only subsurface mineral rights.

The Idaho-Maryland site has sufficient surface rights to construct a portal and shaft for underground access, gold milling and recycled stone and ceramic manufacturing facilities, aggregate crushing and screening plant, maintenance facilities, tile storage areas, a Mining Education Center and an administrative site.  The New Brunswick site will be primarily used for dewatering the mine. The Company’s plan is to use the Round Hole Shaft as a ventilation shaft and emergency access way for the I-M Project during operations.

The existing mine workings are currently flooded with approximately 2,500 acre-feet of ground water, or approximately 500 million gallons of water.  In order to conduct underground exploration, the mine workings must be pumped out or “dewatered”.  The Company anticipates pumping water to surface up to a maximum rate of 12 acre-feet per day for approximately 9 to 12 months to complete the dewatering, if the pumping is conducted 24 hours a day and depending on the local precipitation and the water flow in the receiving waterway.  The water will be transferred via pipeline to the Idaho-Maryland site, treated, and pumped into the adjoining Wolf Creek.  The timeframe will lengthen accordingly if pumping is not constant over the 24-hour period.

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

The long-term development plan for the I-M Project includes underground exploration to define further resources possibly leading to staged construction and operation of up to a 2,400 Short Tons Per Day (“STPD”) underground gold mine and mill, a 1,200 STPD manufacturing plant for recycled stone and ceramic building materials, as well as a 365 STPH aggregate crushing and screening plant.  The recycled stone and ceramics plant would be designed to process development rock and gold mine tailings as feedstock to produce high-quality recycled stone and ceramic building materials, to reduce the effective cost of gold production and to mitigate the environmental impact of the proposed mining operations.  The aggregate crushing and screening plant would be used to process development rock to make a series of aggregate products for sale into the local and regional market.

Golden Bear Ceramics Company

Emgold, through GBC, has developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The recycled stone and ceramics technology has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures.  Stone and ceramic materials of high quality, strength, and very low porosity have been produced.  The process production volume has not yet been scaled up and therefore, cannot be considered commercialized.  The Company has determined that the use of commercially available equipment should enable GBC to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between GBC and Ceramext, LLC, because of its apparent potential to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, GBC has since determined that commercially available technology not proprietary to Ceramext, LLC can be used for the further development of its recycling and stone and ceramics product business and the Agreement has been terminated.

The Company is continuing to seek capital investment to commercialize its products.  If the Company were able to obtain investment to develop GGC, additional marketing studies, a feasibility study, and basic engineering would need to be completed independently of the mining operations.  It is anticipated that these studies could be completed within 12 to 14 months from financing.

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

D.

Property, Plant and Equipment

The Company has mineral exploration interests in four properties: the I-M Project (California), the Stewart (British Columbia), the Rozan (British Columbia) property and the Buckskin-Rawhide (Nevada).  The Company’s principal property is the I-M Project, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45 acres adjacent to other properties under option by the Company in Grass Valley, California.  The Company’s share of the purchase price was $542,500 plus legal costs.  The property was initially acquired to complement the I-M Project, as the combined 102 acre site would be suitable for mining, milling and ceramic manufacturing facilities.  The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name.  The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties.  Development of the site is subject to review and approval of the City.

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

Idaho-Maryland Project

Surface and Mineral Rights

The I-M Project is located 1.5 miles east of downtown Grass Valley, Nevada County, within the State of California.  The property comprises approximately 2,800 acres of subsurface mineral rights and 146 acres of surface rights.  The surface rights are centered around three of the historic mine shafts at the properties.  The properties comprise the 102 acre Idaho-Maryland site, the 37 acre New Brunswick site, and the 7 acre Round Hole site.  The mineral rights are severed from the surface rights at variable depths from surface, with all mineral rights being contiguous below 200 ft from surface.  Most of the property is located in the City of Grass Valley, but the New Brunswick property is located in Nevada County adjacent to the City.

IDAHO-MARYLAND MINING CORPORATION
MINERAL BOUNDARY

Golden Center Fwy
Sutton Way
Comstock
Roundhole Easement
Main St
Idaho Maryland
Railroad Ave
Whispering Pines Ln
Lema Rica Dr
Evening Star Dr
Charles Dr
Idaho-Maryland Site
Liquidamber Ln
Cordell Ct
East
Slow Poke Ln
Macboyle Way
Downwind Ct
Footwall Dr
Diamond Ct
Greenhorn Rd
Hanging Wall Dr
Mercury Dr
Bet Rd
Gold Hill Dr
Millsite Rd
Star Dr
New Brunswick Site
Brunswick Rd
Colfax Ave
Rosewood Way
Pine Hill Dr
Bartlett Dr
0
1,000
2,000
4,000
Feet

GRASS VALLEY, CALIFORNIA - USA

CALIFORNIA
299
Redding
70
GRASS VALLEY
Reno
80
Carson City
20
85
Lake Tahoe
Pacific Ocean
101
505
Sacramento
Santa Rosa
Napa
Oakland
Stockton
San Francisco
Modesto
Fremont
Palo Alto
San Jose
Merced
N
100 Km
50 Mi
17
5
99
Clovis
Salinas
Yosemite National Park

History of the Property

The Grass Valley mining district is one of the most productive and famous mining districts in the State of California.  The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt.  The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district.  Placer gold was first found in Wolf Creek, adjacent to the Idaho-Maryland mine, in 1848.  Gold-bearing quartz was discovered at Gold Hill in 1850.  The original claim on the Idaho-Maryland mine was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863.  It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces of gold were produced.  The district is still considered the fifth largest gold-producing area in the United States, although most of the mines have not been in production since 1956.  The Idaho-Maryland mine yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton.  The Idaho-Maryland area was mined only to the 3,280-foot level while its neighbour, the Empire Mine, was systematically mined to the 5,000-foot level.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland mine.  Metals Exploration Company of New York acquired control of the property, dewatered the mine, deepened the Idaho shaft to 2,000 ft and moved the Union Hill stamp mill to the Idaho shaft area.  Full production, however, was never achieved in the 1920’s.  Control over the property changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines.  Production commenced the same year.  From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore.  The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 STPD mill.  The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945.  Production was hampered by depleted operating funds, rising costs, skilled labour shortages, and negligible exploration and underground development work.  Gold mining ceased at the Idaho-Maryland mine in 1954, being briefly replaced by government-subsidized tungsten production until 1957.  Mining activity stopped altogether in 1957.  At the time of closure, Idaho-Maryland Industries, Inc. owned the mine.  In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti.  Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

In August 1993, Emgold originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the BET Group, the unrelated owners of the properties.  Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “I-M Project”) through its subsidiary, IMMC.  The four parcels were comprised of the subsurface (generally below 200 feet mineral rights to 2,745 acres of land and the surface rights to three parcels, one of 37 acres surrounding the 3,281 foot deep New Brunswick shaft, one of 80 acres adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres surrounding the Round Hole Shaft.

The Company held a 100% interest in the Round Hole Shaft until December 2000.  It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired.  These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang.  As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang.  In June 2009, the Company announced it had reached an agreement with Frank A. Lang to re-purchase approximately 7.13 acres of the original land parcels that were transferred to Mr. Lang’s private company in 2000 and the land transfer was completed in 2010.  The subject acreage is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA, and overlies part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft.  The agreement to re-purchase was conducted by way of share issuance.

Emgold had incurred significant expenditures on the property prior to 1999.  Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  During the year ended December 31, 2010, $670,657 (2009 - $1,187,628) was expended by the Company on exploration and permitting activities on the I-M Project.

In fiscal 2002, the Company renegotiated the 1993 lease and option to purchase agreement with the owners of the Idaho-Maryland mineral rights and certain surface properties in the Grass Valley Mining District, California.  This is called the BET Agreement.  The initial term of the BET Agreement was five years, commencing on June 1, 2002, and ending on May 31, 2007.  The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007.

In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the BET Agreement whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008, with quarterly lease payments of $75,000.  In 2009, the BET Agreement was extended to run from February 1, 2009 to February 1, 2011 with quarterly payments of $30,000 in year one and quarterly payments of $60,000 in year two.  In 2010, the BET Agreement was extended to run an additional two years from February 1, 2011 to February 1, 2013.  Quarterly lease payments will be $30,000 per quarter.

In 2010, as part of negotiations for the extension of the BET Agreement, the BET Group agreed to defer fifty percent of the quarterly leases payments for 2010, amounting to $30,000 of the $60,000 per quarter outlined above. The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, of which the first installment comes due on February 1, 2013 in the event that the Company exercises its option to purchase the I-M property.  The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually,  Should the company elect to cancel the BET Agreement or not complete the purchase of the property, this deferred amount will remain due to the BET Group.

All other conditions of the original agreement, including the option purchase price and NSR remain unchanged.  The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2011 would be $5,675,764, and is increased by 3% each lease-year.  Additional properties have been acquired for a total of $589,276 in mineral property acquisition costs.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The I-M Project is within the area of influence of the city of Grass Valley as defined in their 2020 General Plan.  Both Grass Valley and Nevada City are Sierra Nevada foothill communities located approximately 20 miles north of Auburn and approximately 55 miles northeast of Sacramento.  Highway 49 and Highway 20 connect the Grass Valley/Nevada City area regionally.

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

Exploration

Historic Drilling

Until the mine closed in the 1950’s exploratory and delineation diamond drilling regularly took place.  Historically, eleven hundred holes totalling 230,000 ft were diamond drilled.  Hole traces have been input into the geological database, as have the historical assay, stope, and geology various plans and drawings.  No historical drill logs have been found in the historical information.

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

Gold Exploration

The gold exploration program has consisted of an extensive geologic evaluation of the historical mine records plus additional diamond drilling from surface.  This rather unique program was possible because of the excellent and comprehensive preservation of the historical Idaho-Maryland mine and mill records.  This data is exhaustive and essentially complete, although without any historical drill data, and has been used to generate a consistent, property-wide structural geology model and vein set definition and chronology.  Un-mined mineralization was identified along underground workings and in historical diamond drill holes.  Interpretation of the updated geologic model defined new vein sets and extensions of known vein sets.  This data has been entered into a three-dimensional computer model using MineSight® software to help with interpretations.

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

In 2007, a subsequent small increase in the resource numbers was estimated under the direction of Robert Pease, Professional Geologist (California), Chief Geologist for the I-M Project, and a Qualified Person in accordance with NI 43-101 in Canada.  This resource increase represented only an additional 50,000 inferred ounces over and above the 2002 NI 43-101 Technical Report prepared by AMEC, or approximately 5%, and was announced by Emgold in a March 1, 2007, press release.  The same methodology, cut-off grade, and gold price were used in the 2007 resource calculation as in the 2002 and 2004 Technical Reports to keep the methodology consistent with past reports.  The resource cut off grade used in all reposts is calculated as follows:

Cut off grade = mining cost/(mill recovery gold price) = $35/(0.93 x $375) = 0.1 opt.

The gold price has risen significantly since the original 2002 report and it is anticipated that further resource estimates will be updated with the current gold price and lower cut off grade.  The mineral resource classification of the I-M Project deposits used methods consistent with the CIM definitions referred to in NI 43-101.  Measured mineral resources are supported only in areas exposed by underground development and estimated from detailed underground sampling.  The gold resources for the I-M Project are summarized in the following table:

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

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).

2. Idaho-Maryland measured resources are split into two categories: 1) the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2) the Waterman Group (stock work/slate type ore).

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

Mine Call Factor

The mine “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill.  Historically the planned mill feed tonnage and gold grade rarely matched the actual results.  This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number.  This number or factor is called the multiplier factor or mine call factor.  Commonly, these deposit types typically under-predict the gold produced.  Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore.  Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland mine.  Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated:  a "model" (underground sampling) to "mine"  (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19.  The total Mine Call Factor is equal to 1.44.  AMEC reviewed the work done by previous studies and has agreed with their results.  The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production.  This factor should only be used on the nugget vein system data.

Industrial Minerals Resource and Mineral Reserve Estimates

When Emgold acquired the rights to a potential ceramics technology in 2003, the Company realized that the I-M Project may host mineral resources suitable as feedstock for the process and potentially for aggregate production.  Initial investigations of the meta-volcanic rock commenced in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp.  Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics technology.  The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture.  The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture.  The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the ceramics technology, and the beginning of underground development will be necessary to upgrade this industrial rock into reserves.  Sales contracts or actual sales may be required in order to prove the commerciality of the stone and ceramics products to bring the resource into reserve status.  No further core drilling of the meta-volcanics is planned until access is developed underground.

The 2004 Preliminary Assessment presents industrial minerals (ceramics feedstock) resources and gold resources for the I-M Project.  The industrial minerals resource was delineated by seven geotechnical core holes drilled at inclinations of 40° and 45°, one exploration core hole, seven surface sample sites, and certain geologic data from historical underground mine drifts.  The average top boundary of the resource is 200 ft below the ground surface (due to depth of mineral rights).  Drill hole spacing ranged from 80 ft to 1,200 ft.  The lower boundary of the resource is based on the bottom of the drill holes. The west boundary is where the amount of gabbro and ultramafic rocks begins to increase.  The east boundary is based on the limit of geotechnical drilling and surface sampling.

Since the initial acquisition of the ceramics technology, the Company has determined that production of recycled stone and ceramics products is possible using commercially available equipment.  Additionally, more advanced equipment, which may be applied by the Company to produce high quality stone and ceramics building products from mine wastes, has since been developed by ceramics equipment producers and is readily available for sale.

Measurement uncertainty and impairment assessments

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2010, the carrying value of mineral property interests was $1,087,420.  Of this, $747,219 was related to surface rights and two minor mining claims related to the Idaho-Maryland Property.  The balance of the costs relate to the Rozan, Stewart and Bucksin properties.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.  The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2010, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

As at December 31, 2010, the Company also determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

It is management’s opinion that the carrying amount of the exploration properties is supported by recent exploration expenditures in excess of the properties carrying value and the Company’s near-term exploration plans.  Although management believes that estimates applied in these impairment assessment are reasonable, such estimates are subject to significant uncertainties and judgments.

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

Project Schedule

The CMUP is expected to be completed in mid-2012, subject to financing.  It is anticipated that construction of the I-M Project will be conducted in three Phases as outlined in the Project Application with reclamation occurring in a fourth phase.  After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation, development, and exploration.  By 2013-14, it is expected that final operating permits for the mine will be obtained and engineering work for Phase 1 will commence, along with obtaining operating permits and conducting initial site work.

Golden Bear Ceramics Company

Technology Development

Emgold initially licensed the worldwide rights to the Ceramext® technology pursuant to a World Wide License Agreement (the “Agreement”) dated September 17, 2003 between the Company’s wholly owned subsidiary GBC, and Ceramext, LLC.  The agreement was entered into because of the apparent potential of the hot vacuum extrusion process to provide an effective tailings management strategy for the I-M Project while potentially contributing a significant revenue stream to the mine if utilized at the I-M Project.  However, GBC has since determined that it has access to commercially available technology not proprietary to Ceramext, LLC that may be used for the further development of its recycling and stone and ceramics product business.

Emgold provided advance royalty payments, as per the Agreement, up to and including the December 21, 2008, payment.  The March 2009 payment was not made and the Agreement was terminated as of May 7, 2009.  The Company has continued to work to separate GBC from Emgold, and intends to provide minimal financial resources to its subsidiary until the potential separation is completed and GBC is independently financed.

GBC designed and operated a pilot plant in Grass Valley, California.  GBC, subject to financing, is planning to complete marketing studies, a feasibility study and basic engineering of a production plant for converting mine tailings and other industrial waste materials into high quality recycled stone and ceramics products on a commercial basis.  In 2005, the Company completed an initial ceramics marketing study.  This comprehensive report is assisting the Company in planning aesthetics, distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.  Additional marketing and distribution definition and studies were conducted in fiscal 2006 and are planned to be on-going in the future as products advance, subject to financing of GBC as a separate entity.

In 2007 and 2008, the development of the stone and ceramics products by Golden Bear was limited to patenting and financing activities while the Company focused on the permitting process for the I-M Project, the likely location of the first commercial manufacturing facility.  Should sufficient funding be obtained and the schedule for the I-M Project be delayed, the Company would consider construction of a first commercial plant at a location other than the I-M Project.  GBC has been able to source equipment from outside sources to further the development the proposed recycled stone and ceramics products using commercially available technology.

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

The raw materials from the I-M Project processed and evaluated by GBC appear to be fully suitable for commercial use using commercially available equipment.  Exploration for resource definition, early mining activities and partial mining operations may commence before a recycled stone and ceramics plant is constructed and operational on site.

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

The current plan deviates from the Preliminary Assessment with respect to the maximum ceramics production rate.  The ceramics production is now planned to occur in staged with initial production set at 200 STPD then increasing to 1,200 STPD in 200 STPD increments.  This translates into a maximum ceramic tile production of 160 million equivalent square feet of ceramic tile produced from 1,200 STPD of development rock and tailings.  It is anticipated that a new Preliminary Assessment for the I-M Project will be completed to further describe the new plans once sufficient working capital is available.

Successful application of the recycled stone and ceramics manufacturing facility is expected to consume up to half of the tailings from the I-M Project with the other half returning underground as backfill.  Excess development rock will crushed, screened, and sold off site as aggregate.  This eliminates the requirement for long-term surface storage of these materials.  The successful production and sales of recycled stone and ceramic building materials would allow IMMC to continue with exploration of additional gold targets, and pre-production development, with the objective of defining an economic gold reserve while generating positive cash flow.  The ultimate combination of a gold mine and processing facility, recycled stone and ceramics manufacturing facility, and aggregate mine and processing facility would greatly enhance the economic viability of the I-M Project and allow it to withstand fluctuations in metal prices that often impact a stand alone gold mine.  If the recycled stone and ceramics plant does not get financed or the market is smaller than expected, the mine can operate by increasing aggregate production and placing up to 100% of the mine tailings underground.

Exploration Projects, British Columbia Properties

The Company has two early-stage exploration projects in British Columbia, Canada.  The locations are shown on the map below, with details of the projects following.

ROZAN PROPERTY & STEWART PROPERTY, BRITISH COLUMBIA - CANADA

British Columbia
BRITISH COLUMBIA
New Denver
Silverton
Kalso
Slocan
Nelson
ROZAN PROPERTY
Ymir
Castlegar
STEWART PROPERTY
Salmo
Trail
Creston

Exploration activities on the Rozan and Stewart properties have been planned and carried out under the supervision of Linda Dandy, P.Geo, and Perry Grunenberg, P. Geo both “Qualified Persons” for the purpose of NI 43-101, “Standards of Disclosure for Mineral Projects”.

Stewart Property, British Columbia

The Stewart Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to 9 mineral claims located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Ymir, British Columbia.  Currently the property consists of 22 claims totalling 5,639 hectares.

The property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals.  In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics).  In 2005 Emgold completed a 6-hole diamond drill program totaling 404.47 meters of NQ size core and in 2006 five more holes were drilled. That program included rock and soil sampling and the results indicated that further work on the property was warranted and that other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property. A total of 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) were completed on the property, and 339 trench samples along with 1,285 BTW size core samples were obtained and shipped to a laboratory in Vancouver B. C. for analysis. The results of this program further defined the presence of gold and tungsten-molybdenum mineralization on the property, and produced more evidence that Stewart has significant exploration potential.    In December 2010, the Company completed a Cdn$500,000 flow-through financing to conduct exploration activities on the Stewart Property during 2011.

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

Exploration Activity

In fiscal 2010, Emgold recovered $4,154, compared to a recovery of (2009 – $7,611) and compared to expenses of; 2008 – $41,266 in exploration expenditures on the Stewart property.  In fiscal 2008, summary reports of the work program in fiscal 2007 were completed.  No exploration activity was carried out in fiscal 2009

Prior to year end 2010, the Company raised $500,000 in flow through funding to be used to complete exploration work in fiscal year 2011.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Option Agreement and Location

In 2000 the Company acquired 100% of the rights to the Rozan Gold Property, a prospect located south of the community of Nelson in the Red Mountain area of south eastern British Columbia.  The Company earned its interest in the property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares.  In fiscal 2006 the claims were transferred to the Company.  The property is subject to a 3% NSR.  The Company has the right to purchase 2/3 of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 1/3.  Currently the property consists of 32 mineral claims totalling 1,950 acres.

 During the year ended December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.  The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Subsequent to the year ended December 31, 2010, Emgold and Valterra agreed to an amendment to the agreement whereby Valterra requested, and Emgold agreed, to accept securities of Valterra in satisfaction of the Year 1 cash payment of Cdn$30,000. In February 2011 Emgold received the shares and warrants as specified in the agreement, and 600,000 units of Valterra in satisfaction of the Cdn$30,000 cash payment. One unit of Valterra is comprised of one common share of Valterra and one warrant to acquire one additional share at an exercise price of Cdn$0.10 per share for a period of 24 months from the date of issue.

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

During 2007, a single drill hole of 107.29 meters in length was completed on the property. This drill hole was designed to test the northern strike extension to the gold-bearing Rozan Main Vein.  Further testing along the Main Vein, and within the stock work mineralized zone to the east was postponed due to weather limitations.

During 2008 the Company completed reports on the programs completed on the Rozan and Stewart properties during fiscal 2007.  Further work was not undertaken due to lack of financial resources and the focus of the Company on permitting the I-M Project.  No work was carried out on the property in fiscal 2009 and subsequently the property was optioned to Valterra.

In fiscal 2010, Emgold recovered $1,197 as compared to a recovery of (2009 – $4,551); and expense of 2008 – $23,734) in exploration expenditures on the Rozan property.

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

In 2010, Emgold completed rock chip sampling and grab sampling of the Black Eagle vein area of the Buckskin Rawhide Property. Sampling results were announced in Emgold’s January 12, 2011 news release and included very high grade chip samples, including the best sample averaging 9.00 ounces per ton gold and 17.58 ounces per ton silver. A high-grade mineralized shoot was delineated in the Black eagle vein, about 300 feet in strike length. Emgold believes the property has potential for discovery of both high-grade and bulk disseminated gold and silver mineralization.

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

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2010, are as follows:

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
(i) Amounts Deferred (capitalized or invested)
2010	1,087,420,	32,655
2009	1,067,707	28,807
2008	984,933	59,620

ii) Amounts expensed

Exploration Expenses in the five fiscal years ended December 31, 2010

Year	Idaho-Maryland	Stewart	Rozan	Jazz	Buckskin	Total
	$	$	$	$	$	$
2010	670,657	(4,154)	(1,197)		5,185	670,491
2009	1,187,628	(7,611)	(4,551)	54	0	1,175,520
2008	2,521,005	41,266	23,734	620	0	2,586,625
2007	2,349,453	714,656	111,255	12,770	0	3,188,134
2006	1,792,149	3,650	181	219	0	1,796,199

Golden Bear Costs expensed in the five fiscal years ended December 31, 2010:

Year	Amount Expensed
$
2010	0
2009	92,340
2008	447,809
2007	629,148
2006	1,590,754

The principal capital expenditures currently anticipated for the year ending December 31, 2011, are as follows:

Accounts payable and accrued liabilities, including related parties	$580,079
Capital lease	8,358

Idaho-Maryland property lease	120,000
Mineral property option payments	10,000
Exploration and Permitting	3,000,000

$3,718,437

The Company is examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing to achieve its plans.  There is no assurance, however, that any such activity will generate funds that will be available for operations in fiscal 2010.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2010, 2009, and 2008 and the related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Except as described fully in Note 13 to the consolidated financial statements, there are no material differences, for the purposes of the consolidated financial statements, between accounting principles generally accepted in Canada and the United States.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow.  All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing.  Emgold expects to raise additional financing to continue its planned exploration, permitting and development of its I-M Project and to separately finance the commercialization of its recycled stone ceramics business.  Additional financing will be raised for its early stage exploration projects.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended December 31, 2010, 2009, and 2008.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 13 of the Company’s consolidated financial statements for the years ended December 31, 2010, 2009, and 2008 for U.S. GAAP and Note 2 for Cdn GAAP.

The Company transitioned to International Financial Reporting Standards (“IFRS”) on January 1, 2011 and will no longer be required to prepare reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of January 2, 2011 or beyond on its financial statements and disclosures.

A.

Operating Results

Year Ended December 31, 2010 (“fiscal 2010”) Compared to Year Ended December 31, 2009 (“fiscal 2009”)

Emgold’s loss in fiscal 2010 was $1,080,206, or a loss per share of $0.05, compared to a loss of $2,385,996, or a loss per share of $0.14 in fiscal 2009.  This includes $670,491 in exploration costs incurred in fiscal 2010, compared to $1,175,520 incurred in fiscal 2009.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

During fiscal 2010 the Company earned interest income of $261 on excess cash balances compared to $1,537 in fiscal 2009.  In fiscal 2010, the Company has had no excess cash to invest in short term investments resulting in the decrease. In fiscal 2010, the Company sold equipment with a book value of $Nil for $48,788.

Amortization expenses relating to general and administrative activities decreased from $30,813 in fiscal 2009 to $14,214 in fiscal 2010.

Accretion expenses decreased $1,779 from $6,250 in fiscal 2009 to $4,471 in fiscal 2010.  The debt portion of the convertible preference shares is accreted over ten years from inception such that the Canadian dollar expense will decline each year; however, this is offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

During the period, the Company settled $152,034 in debt by the issuance of 608,135 common shares at a deemed value of $0.25 per common share. This resulted in a gain of $ 77,197, due to the difference in fair value of the common shares at the time of issuance of $0.12 and the deemed value of $0.25 per share.

In addition, the 394,843 preference shares were converted to common shares on a one for one ratio. Also, the Company issued 2,813,575 warrants with an exercise price of $0.35, exercisable for five years, formed part of the debt settlement, and were valued at $479,587, using a Black-Scholes model, at a volatility of 170.6%, and expected life of five years, no dividend and a discount rate of 2.56%. This has been recorded as a cost of the settlement of the conversion of the preference shares, and the resulting gain on the settlement of the convertible preference shares and accrued dividends was $155,869.

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, it was concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  This provision estimate assumed that Quorum would be in a position to provide services for a period of three months from the balance sheet date and that such services could drawn down against outstanding advances.  Any advances amounts in excess of the estimated 3 months services values have been provided in full.  Since the allowance was recorded, Quorum has provided services in excess of the amount receivable from Quorum in the amount of $305,432.  Recovery of $77,045 was recorded against this provision in 2009. At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of operations.

The Company has stopped all further development of the Ceramext® Process but has paid advance royalties and intellectual property protection costs through to the end of December 31, 2008 (“fiscal 2008”).  Costs incurred in fiscal 2009 include corporate maintenance for Golden Bear, and are now classified as Golden Bear costs.  In May 2009, the Agreement was terminated, and the advance technology royalties were not paid.  Costs incurred in fiscal 2009 of $92,340 compare to Nil in fiscal 2010.

Foreign exchange losses decreased from a loss of $185,807 in fiscal 2009 to a loss of $46,475 in fiscal 2010.  Fluctuations in currency affected operations to a greater degree in fiscal 2010 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2009.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense decreased from $57,995 in fiscal 2009 to $32,413 in fiscal 2010.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate. A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares. No interest will be accrued or paid in future periods. Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital. The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

Legal, accounting and audit fees decreased from $197,977 in fiscal 2009 to $99,012 in fiscal 2010, due to decreased financing activities.  Audit fees continue to increase.  Legal fees in 2009 increased due to a proposed financing that the Company announced in the summer of 2009 that was not completed.  Legal costs also increased due to costs related to the ten old for one new share consolidation that was effective December 21, 2009.

Management and consulting fees decreased $42,346 from $111,109 in fiscal 2009 to $68,763 in fiscal 2010.  Included in consulting fees are $68,763 in fees paid or payable to two private companies, each controlled by an officer and director of the Company.  The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month.  Payments to these private companies have been reduced by 25% and are being accrued in 2010, and remain unpaid.

Office and administration expenses decreased $68,330 from $237,233 in fiscal 2009 to $168,903 in fiscal 2010.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.

Salaries and benefits increased by $6,904 from $172,009 in fiscal 2009 to $178,913 in fiscal 2010.  In fiscal 2009, salary costs were reduced as salaries pertaining to the former Chief Financial Officer were incurred for only one and a half months.  Other officers have decreased their salaries, and some employees have been reduced to part-time in an effort to reduce expenses.

Shareholder communications costs decreased $37,806 from $120,078 in fiscal 2009 to $82,272 in fiscal 2010.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.  The fiscal 2009 expense includes Cdn$45,000 in consulting fees for services provided by King James Capital Corporation for investor relations services. No such fees were incurred in fiscal 2010.

Stock-based compensation of $300,647 in fiscal 2010 relates to stock options granted to directors and officers of the Company.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 2.2%, and expected life of 3.8 years, and an estimated volatility of 112.3%. The fair value per option grant was Cdn$0.18 for each of the stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015. Stock based compensation of $963 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period.

Travel expense decreased $136 from $1,315 in fiscal 2009 to $1,179 in fiscal 2010.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses.

Year Ended December 31, 2009 (“fiscal 2009”) Compared to Year Ended December 31, 2008 (“fiscal 2008”)

Emgold’s loss in fiscal 2009 was $2,385,996, or a loss per share of $0.14, compared to a loss of $5,017,424, or a loss per share of $0.32 in fiscal 2008.

During fiscal 2009 the Company earned interest income of $1,537 on excess cash balances compared to $63,537 in fiscal 2008.  The decrease was due to interest earned on significantly lower average cash balances held in fiscal 2009 compared to fiscal 2008 as well as reduced interest rates.

General and administrative expenses:

Amortization expenses relating to general and administrative activities decreased from $43,946 in fiscal 2008 to $30,813 in fiscal 2009. The decrease relates to certain hardware and software used in administrative activities, being fully amortized in 2008.

Foreign exchange losses decreased $7,494 from a loss of $193,301 in fiscal 2008 to a loss of $185,807 in fiscal 2009.  Fluctuations in currency affected operations to a slightly greater degree in fiscal 2008 due to volatility in the Canada and United States exchange rates and the relative increase in the U.S. dollar relative to the Canadian dollar. The Company holds most of its cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  The Company does not hedge its foreign exchange exposure.

Finance expense remained consistent increasing slightly from $54,661 in fiscal 2008 to $57,995 in fiscal 2009.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.

Legal, accounting and audit fees increased $44,537 from $153,440 in fiscal 2008 to $197,977 in fiscal 2009.  The increase is due to an increase of legal expenses related to various proposed financings and general corporate issues. There was also an increase in audit and corporate taxation fees due to increasing regulatory requirements for accounting firms. During 2008, the Company also commenced its documentation and testing of internal controls for Bill 198 and Sarbanes-Oxley purposes resulting in a consulting fee of $12,300.

Management and consulting fees decreased $78,140 from $189,249 in fiscal 2008 compared to $111,109 in fiscal 2009.  Included in consulting fees is $52,953 (2008 - $79,175) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2008, consulting fees of $52,964 (2008 -$72,128) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company. The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month to these private companies controlled by two of the directors of the Company throughout 2008.  Prior to August 1, 2007, the Company incurred consulting fees of approximately Cdn$10,000 per quarter to Kent Avenue Consulting Ltd. and did not incur consulting fees to 759924 Ontario Ltd.  During the first quarter of 2008, the Company incurred a one-time agency fee in hiring a Chief Financial Officer.

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

Salaries and benefits decreased by $164,909 from $336,918 in fiscal 2008 to $172,009 in fiscal 2009. The primary reason for the decrease was a reduction in salaries as a result of the resignations of Ian Chan g, Vice-President Project Development and David Sinitsin, Vice-President, Engineering and Construction in 2008, with the full impact of this reduction being felt in 2009.

Shareholder communications costs decreased $73,955from $194,033 in fiscal 2008 to $120,078 in fiscal 2009.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous year.  This is offset by fees paid to King James Capital Corporation, an investor relations consulting firm of Cdn$5,000 per month effective April 2008. In the past, the Company utilized in-house investor relations personnel and the related expense was included in salaries and benefits. Shareholder communications activity also decreased in fiscal 2009 relative to fiscal 2008 due to a reduction in the number of press releases and other communications.

Stock-based compensation decreased $174,769 from $175,732 in fiscal 2008 to $963 in fiscal 2009.  Stock based compensation of $963 in fiscal 2009 relates to re-valuations of stock options granted to a consultant vesting during the period.  The Company granted 210,000 stock options in 2008 of which 190,000 vested immediately and the remaining 20,000 vesting over one year from the grant date of May 12, 2008.

Travel expense decreased $31,339 from $32,654 in fiscal 2008 to $1,315 in fiscal 2009.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to conserve cash balances.

Research and development expenses:

In fiscal 2008 the Company incurred $447,809 in expenditures directly related to the maintenance of the Ceramext® process compared to $92,340 in fiscal 2009.  The Company’s expenditures related to the development of the Ceramext® process are currently limited to permitting of a manufacturing facility as part of the I-M Project, advance royalties, and intellectual property protection costs.  In May 2009, the agreement with Ceramext, LLC was terminated.  Fiscal 2008 expenses include $11,696 in site costs related primarily to the warehouse rental for the pilot plant and laboratory equipment, amortization expenses relating to equipment of $180,839, Ceramext® technology royalties of $160,000 and engineering costs of $33,778 which include management time and planning related to the development of a business plan for the potential separation of the Golden Bear as a separate business entity.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project decreased from $2,521,005 in fiscal 2008 to $1,187,628 in fiscal 2009.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data, mine modeling and scheduling, cost modeling, geologic modeling, engineering and environmental studies, and permitting.

Planned expenses in fiscal 2010 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties were $65,620 in fiscal 2008 compared to a recovery of expenses in the amount of $12,108 in fiscal 2009.  All share and cash payments due in fiscal 2008 on the Company’s mineral property interests in British Columbia were made.

B.

Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2010

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

At December 31, 2010, the Company had working capital of $527,753, defined as current assets less current liabilities, compared with a working capital deficiency of $1,880,208 at December 31, 2009.  The Company’s consolidated financial statements were prepared using Canadian generally accepted accounting principles applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2010, have been funded primarily from private placement financings and loans from related parties.

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

Investing Activities

As at December 31, 2010, Emgold has capitalized $1,087,420 (2009 - $1,067,707) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

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

Capital Resources

At December 31, 2010, Emgold’s working capital, defined as current assets less current liabilities, was $527,753, compared to a working capital deficiency of $1,880,208 at December 31, 2009.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2010, the Company had 38,552,444 common shares issued and outstanding and nil Class A preference shares. During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit comprised one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015. The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totalled $ 589,725. The warrants were valued at $ 497,587 using the Black-Scholes method and the following assumptions: a volatility of 170.6%, an expected life of five years, no dividend and discount rate of 2.56. The total gain arising was $ 174,197 of which $ 155,869 and $ 18,328 have been recorded in the statements of operations and equity, respectively. The common shares market value was less than the $ 90,902 preference share value and the difference of $ 18,328 was recorded in contributed surplus.

Additional financing will be required in fiscal 2011 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

Share Capital

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

2010

In April 2010, the Company completed a non-brokered private placement raising gross proceeds of $ 750,000.  A total of 3,000,000 units were issued at a price of $0.25 per unit. Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of $0.35. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months. Finder’s fees of $76,797 and 192,000 finder’s warrants were awarded in relation to the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for and exercise price of $ 0.25. The finders warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.78%, volatility factors of 89% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $198,869.

On September 24, 2010, the Company completed a first tranche of a private placement, which comprised 5,203,856 units at a price of $0.14, comprising one common share and one warrant, exercisable for $0.35 for a period of 24 months. Finder’s fees of $15,680 and 112,000 finder’s warrants were awarded in relation to the first tranche of the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. The finder’s warrants and share purchase warrants were valued using a Black Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 94% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $149,353.

On October 14, 2010, the Company closed the second and final tranche of the non-brokered private placement of 7,296,142 units. Finder’s fees of $75,673 and 540,491 finder’s warrants were paid in relation to the second tranche of the financing. Each finder’s warrant entitles its holder to purchase, for a period of 24 months, one additional common share of the Company at a price of US$0.35. In total, 12,499,998 units were issued at the price of $0.14 per unit to raise gross proceeds of approximately $1,750,000. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder’s warrants were subject to a minimum hold period of four months. The finder’s warrants and share purchase warrants were valued using a Black –Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.35%, volatility factors of 92% and an expected life of 2 years. The total value ascribed to the finder’s warrants and share purchase warrants was $319,133.

On December 22, 2010 the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$0.22 per unit for gross proceeds of Cdn $500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totalling 1,136,363 warrants. Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share. The proceeds will be used for exploration projects in British Columbia. Finder’s fees of Cdn$35,000 and 159,000 finder’s warrants were awarded in relation to the financing. Each finder’s warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US $0.30.  The Finders Warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest ate of 1.38%, volatility factors of 99% and an expected life of 2 Years. The total value ascribed to the Finders Warrants and share purchase warrants was $103,022.

A finder’s fee of Cdn$35,000 was paid in association with this financing. In addition, the Company has issued 159,090 warrants to the finder, which will entitle the finder to acquire the number of common shares of the Company at a price of Cdn$0.23 per share at any time, subject to a hold period, and from time to time, on or before December 21, 2012.

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

On November 4, 2009, the Company completed a financing of 350,000 units at a price of $0.50 per unit, for gross proceeds of $175,000.  Each unit was comprised of one fully paid and non-assessable common share of the Company and one transferable common share purchase warrant.  Each common share purchase warrant entitles the holder to subscribe for one common share for until November 4, 2011.  Each warrant is exercisable in the first year at $1.20, and in the second year at $1.60.  The share purchase warrants were valued using a Black-Scholes pricing model using the following assumptions: weighted average risk free interest rate of 1.0%, volatility factors ranging from 139% - 141% and an expected life of two years.  The value attributable to the transferable common share purchase warrants was $0.20 per warrant.  A finder’s fee of $5,500 was paid for services rendered in introducing certain subscribers to the offering.

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

Options and Warrants

2010

In April 2010, the Company issued 3,000,000 share purchase warrants relating to a private placement.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable at $0.35. Finder’s warrants totalling 192,000 were awarded in relation to the financing. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers except for and exercise price of Cdn$0.25. The shares and warrants issued in connection with this non-brokered private placement are subject to a minimum hold period of four months.

In October 2010, the Company closed a private placement in which a total of 12,499,998 units were issued at the price of $0.14 per unit.  In total 652,491 finder’s warrants were awarded in relation to the private placement. Each unit is comprised of one common share and one warrant, exercisable for $ 0.35 for a period of 24 months. The finder’s warrants have the same terms as the warrants included in the units sold to purchasers. The shares, the warrants, the finder’s warrants and any common shares issued on exercise of the warrants or the finder’s warrants were subject to a minimum hold period of four months.

In December 2010, the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$ 0.22 per unit. Each unit consists of on flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totalling 1,136,363 warrants. Each warrant is exercisable for a period of 24 months from the date of issue at a price of Cdn $0.30 per share. Finder’s warrants totalling 159,090 were awarded in relation to the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of Cdn $0.22

During the year ended December 31, 2010, the Company granted a total of 2,078,998 incentive stock options to directors, officers, employees and consultants of the Company. A total of 559,998 are exercisable over a five year period expiring March 17, 2015, and a further 1,500,000, expiring December 8, 2015, are all exercisable at a price of Cdn$ 0.25, in accordance with the Company’s 10% rolling stock option plan.

In addition, a total of 648,300 incentive stock options granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were re-priced to Cdn$0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.

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

Going Concern

At December 31, 2010, the company has a working capital surplus.  However, substantial additional financing will be required to continue permitting activities at the required level to obtain the CMUP any by year end 2011 or early 2012.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture with respect to the I-M Project.  If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide Property in Nevada.

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

Plans for 2011

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Upon obtaining the necessary financing to continue the permitting process for the I-M Project, it is estimated that the Company may require approximately $100,000 - $150,000 per month in working capital to operate the Company over the subsequent year, including environmental monitoring, permitting, legal, and engineering costs associated with obtaining the CMUP, as well as corporate administration.  This excludes existing accounts payable and any financing costs or exploration work on other properties.  Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to terminate the BET Agreement and potentially abandon the Idaho-Maryland Project, as least in the short term.  In that situation, the Company would require between $60,000 and $140,000 per month in working capital to operate the Company over the subsequent year, assuming the Company was placed in a holding pattern until capital markets improved.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in completing a Revised Draft EIR and Final EIR, as well as other permit applications.  The project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process which could result in potential delays to the permitting process as well as additional costs.

 Additional environmental investigations are required as a part of the permitting process and for the future development of the surface properties for the purposes of underground exploration and possible mining and milling of ore.  Currently the Company believes that the time frame for completing the EIR and obtaining the Conditional Mine Use Permit is approximately 12 months providing the Company is able to obtain adequate funding through the permitting process.  The Company has engaged numerous independent consultants to assist with preparation of information required to obtain the CMUP.

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

Readers are cautioned that the CMUP is required in order to dewater the existing mine workings at the I-M Project and to construct access to the underground to conduct underground exploration and complete feasibility work.  A production decision must be made before the mine can go into gold production.

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

Although 40 gold mines have been permitted for operations in California since the CEQA legislation was enacted in the 1960s, there seems to remain a general perception in the mining industry that it is not possible to permit a mine in California and this has seriously impeded the Company’s efforts to obtain required and timely equity financing.  The number of gold mines permitted and put into production is only a small fraction of the other mineral and metal mining production in California.  According to the United States Bureau of Economic Analysis, California’s Gross State Product (“GSP”) for mining in 2007 was nearly $5.5 billion while for comparison Nevada’s GSP for mining in 2007 was only $2.7 billion.  Permits applied for by the Company since its acquisition of the I-M Project have been obtained to date.  However, there remains a perception that California is not a hospitable or significant mining jurisdiction and this has made it extremely difficult for the Company to obtain adequate financing for the permitting of the I-M Project, causing delays in anticipated timing of the permit schedule.

Preference shares, issued
	Number of Shares	Amount
Equity portion of Class A Convertible Preference
Shares, December 31, 2009	394,843	$ 90,902
Contributed Surplus	(394,843)	(72,574)
Equity portion of Class A Convertible Preference
Shares,	--	(18,328)
December 31, 2010
	December 31,	December 31,
Debt portion of Class A Preference Shares	2010	2009
Balance, beginning of year	$ 727,674	$ 621,232
Accretion	4,471	6,250
Realized foreign exchange loss	12,185	--

Unrealized foreign exchange loss	--	100,192
Allocated gain on conversion
Transferred to equity	(100,657)
	(643,673)

Balance, end of year	$ --	$ 727,674

During the year ended December 31, 2010, the holders of the Company’s issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit comprised one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of Cdn $0.35, with an expiry date of September 9, 2015. The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totalled $ 589,725. The warrants were valued at $479,587 using a Black-Scholes method and the following assumptions: a volatility of 170.6%, an expected life of five years, no dividend and a discount rate of 2.56. The total gain arising was $ 174,197 of which $ 155,869 and $ 18,328 have been recorded in the statements of operations and equity, respectively. The common shares market value was less than the $ 90,902 preference share value and the difference of $ 18,328 was recorded in contributed surplus.

.

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

Market for Stone and Ceramics

The markets for stone and ceramic tile are very large and well established.  The United States imports approximately 80% of the tile sold in its markets.  This is the largest regional disparity in the world.  Two-thirds of tile production in North America is in Mexico, whereas production in the U.S. is only slightly over 1% of world production.  Most of the tile imported into the U.S. comes from Mexico, Europe (Italy) and Asia.  Tile use is particularly strong in California, Florida, Texas, and Arizona.

The recent housing and banking crisis (and recession) has resulted in a major drop in residential and commercial construction and renovation.  U.S. tile consumption has decreased as follow:  2006 – 3.3 million sq. ft., 2007 – 2.7 million sq. ft., 2008 – 2.3 million sq. ft., 2009 – 1.9 million sq. ft., 2010 – 2.0 million sq. ft.  The green market in building products however continues to rise.  In many jurisdictions, including California, use of green building products like GBC’s tile products is being legislated.

D.

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

E.

Tabular disclosure of contractual obligations

F.

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2010:

	January 1, 2011, to December 31, 2011	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$ 580,079	$ --	$ --	$ --	$ --	$ --	$ 580,079
Capital lease	8,358	4,876	--	--	--	--	13,234

Idaho-Maryland property lease (1)	240,000	60,000	--	--	--	--	300,000
Mineral property option payments (1)	10,000	10,000	20,000	40,000	60,000	60,000	200,000

	$ 718,437	$ 140,876	$ 153,000	$ 40,000	$ 60,000	$ 60,000	$1,172,313

(1) Mineral property option payments are made at the option of the Company; however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.  The Company has several discretionary payments that may be made.  The Company holds an option to purchase the Idaho-Maryland mine.  The option exercise price at February 1, 2013 would be $6,154,717, and increases by 3% each lease-year.  During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013.

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.

Directors and Senior Management

The following table lists the directors and senior management of the Company.  The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.  Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-Chief Executive Officers on July 25, 2007.  Mr. Watkinson was appointed the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed Chief Operating Officer of the Company on July 25, 2007, and President of the Company on October 16, 2007.  Shannon Ross, Chief Financial Officer and Corporate Secretary resigned from both roles subsequent to year-end 2007 and was replaced by Jonathan Fogg as Chief Financial Officer and Rodrigo Romo as Corporate Secretary in April 2008.  In the first quarter of 2009, Jonathan Fogg resigned from the role of Chief Financial Officer of the Company, and Ken Yurichuk resigned as Co-Chief Executive Officer and was appointed as Chief Financial Officer, making Mr. Berner the Chief Executive Officer of the Company.  In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions, and Mr. Berner was appointed Non-Executive Chairman.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at May 31, 2010	Principal Business Activities Outside the Company

Sargent H. Berner – Non-Executive Chairman of the Board since May 2010, Chief Executive Officer and Chairman to May 2010	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	43,967	Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Chief Financial Officer and was Co-Chairman of the Board (to February 2009)	ValGold Resources Ltd.., Paragon Minerals Corporation, Matrix Management Fund. Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership-	5,000	Partner, Bobot & Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership, HMZ Metals Inc, Pacific Stratus Energy Limited	NIL	Chief Executive Officer, ValGold Resources Ltd., Chairman of HMZ Metals Inc.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	ValGold Resources Ltd.	57,504	Businessman and Mining Consultant

David Watkinson – President and Chief Executive Officer and Director	None	18,800	None

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

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Matrix Fund Management Fund and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He provides consulting services through his company 759924 Ontario Ltd., a private company.

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

B.

Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a)

a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2010;

(b)

a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2010;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2010.

The Company has four Named Executive Officers.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2010.

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

At December 31, 2010, a total of 3,855.244 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 3,113,998 were outstanding under the plan at December 31, 2010.

During the year ended December 31, 2010, 10,000 stock options with an exercise price of Cdn$3.60 expired, unexercised and 243,250 stock options, with an average exercise price of Cdn$5.55 were forfeited.

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2010, is as set out below:

Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Sargent H. Berner Chairman and –CEO (7)	2010 2009	NIL NIL	NIL NIL	37,863NIL	NIL NIL	NIL NIL	NIL NIL	21,000 52,953	58,863 52,953(7)
Kenneth R. Yurichuk(5,8) Chief Financial Officer	2010 2009	NIL NIL	NIL NIL	47,220NIL	NIL NIL	NIL NIL	NIL NIL	49,000 52,964	96,220 52,964(8)
Jonathan L. Fogg (6) Chief Financial Officer	2009	14,739	NIL	NIL	NIL	NIL	NIL	NIL	14,739
David G. Watkinson President & COO	2010 2009	131,04253,625	NIL NIL	NIL	NIL	NIL	NIL	22,374 and (9) 131,375	258,672 (9) 207,374

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

(5)

Mr. Fogg resigned as the Company’s CFO in February 2009, and Mr. Ken Yurichuk was appointed to the position.

(6)

In Cdn Dollars.

(7)

Consulting fees were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.  Of the amount shown as earned in 2010 is accrued and has not been paid.

(8)

Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk. The amount shown as earned in 2010 is accrued and has not been paid.

(9)

Of the total salary, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2010, and was unpaid at December 31, 2010.

Emgold and its subsidiaries have consulting contracts with Sargent H. Berner and Kenneth Yurichuk.  Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 and to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007.  Prior to the commencement of the contracts, the Company paid Kent Avenue Consulting Ltd. Cdn$36,500 in consulting fees for the period from January 1, 2007 – September 30, 2007, under an agreement with Quorum.  Consulting fees paid to Kent Avenue Consulting Ltd. and 759924 Ontario Ltd. were reduced to Cdn$5,512 in January 2009 and are accrued at December 31, 2010.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2010, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	6,500	0.175	12-Oct-2011	NIL	N/A	N/A
	18,000	0.175	19-Nov-2013	NIL	N/A	N/A
	15,000	0.175	12-July-2014	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-15	NIL	N/A	N/A
	100,000	0.25	8-Dec-15	NIL	N/A	N/A
Kenneth R. Yurichuk	15,000	0.175	22-Nov-2011	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-15	NIL	N/A	N/A
	100,000	0.25	8-Dec-15	NIL	N/A	N/A
David G. Watkinson	15,000	0.175	22-Nov-2011	NIL	N/A	N/A
	100,000	0.175	11-Dec-2012	NIL	N/A	N/A
	50,000	0.175	12-May-2013	NIL	N/A	N/A
	93.333	0.25	17-Mar-15	NIL	N/A	N/A
	600,000	0.25	8-Dec-15	NIL	N/A	N/A
Jonathan L. Fogg	NIL	N/A	N/A	N/A	N/A	N/A

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.26 per share on December 31, 2010.

(2)

The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2010, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	37,863	N/A	N/A
Kenneth R. Yurichuk	47,220	N/A	N/A
Jonathan L. Fogg	NIL (2)	N/A	N/A
David G. Watkinson	127,630 (2)	N/A	N/A

Notes:

The Company does not have Incentive Plan Awards in place other than option-based awards

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

The contract of David G. Watkinson, by the Idaho-Maryland Mining Corporation, provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to six (6) month’s salary in the event of termination by the Company without cause.  Additionally, the contract provides for payment to Mr. Watkinson of a severance allowance equivalent to a minimum of six (6) month’s salary in the event of an acquisition or takeover by another company or other similar form of transaction.

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

Directors’ fees totalling $NIL (2009 – $52,424; 2008 – $74,242) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

		Share-		Non-equity
	Fees	based	Option-based	incentive plan	Pension	All other
	earned	awards	awards	compensation	value	compensation	Total
Name	(Cdn$)	($)	($)	($)	($)	($)	(Cdn$)

William J.	NIL	NIL	45,408	NIL	NIL	NIL	45,408
Witte
Stephen J.	42,377(1)	NIL	NIL	NIL	NIL	NIL	42,377(1)
Wilkinson

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	10,000	0.175	12-Oct-2011	NIL	N/A	N/A
	60,000	0.175	19-Nov-2013
	20,000	0.175	12-July-2014
	25,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015
Stephen J. Wilkinson	5,000	0.175	19-Nov-2013	NIL	N/A	N/A
	1,000	0.175	12-July-2014
	100,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015

Notes:

(1)

The closing market price of the Company’s shares on the TSX Venture Exchange was $0.26 per share on December 31, 2010.

(2)

The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2010, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
William J. Witte	45,408 (2)(3)	N/A	N/A
Robin A. W. Elliott	NIL (2)(3)(4)	N/A	N/A
Stephen J. Wilkinson	42,377 (2)(3)	N/A	N/A

Notes:

(1)

The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)

Under the terms of the Company’s stock option plan, all options vest upon the grant dateThe. Company does not have Incentive Plan Awards in place other than option-based awards.

(3)

Mr. Elliott did not stand for re-election at the Company’s annual and special general meeting held on September 18, 2009, and his options expired 30 days after the date of the meeting.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	3,113,998	$0.36	741,246
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	3,113,998		741,246

Notes:

(1)

The only “equity compensation plan” in place is the Company’s stock option plan.  See “Option Based Awards” above.

(2)

As at December 31, 2010.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2010, there were no stock options exercised in the Company.

C.

Board practices

All directors were elected at the, annual general and special meeting and have a term of office expiring at the next annual general meeting of Emgold.  All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder.  Mr. Stephen Wilkinson is an independent director.  As such, the number of directors is five.  Mr. William Witte is related due to holding an executive position in the Company’s subsidiary, Golden Bear Ceramics Company.

Except as noted herein, no director and/or executive officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanour involving a security or any aspect of the securities business or of theft or of any felony.  In fiscal 2008 and 2009, Sargent H. Berner, William J. Witte, Kenneth Yurichuk and Stephen J. Wilkinson were directors of a company subject to a Management Cease Trade Order for failure to file financial statements in a timely manner.  The financial statements were filed and the Management Cease Trade Order was lifted.

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

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director Chair – Environmental, Health and Safety Committee	Director: June 1999 – Present, Executive Vice President: May 1999 - July 2002, President and CEO: July 2002 – July 2007, President and CEO of Golden Bear Ceramics Company: July 2007 – Present.
Sargent H. Berner	Non-Executive Chairman	Director: May 1991 – Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – Present, CEO: February 2009 – May 2010. Non-Executive Chairman – May 2010 - Present
Stephen J. Wilkinson	Director Chair – Audit Committee	Director: June 2007 – Present.
Robin A. W. Elliott	Former Director	Director: June 2006 – September 2009
Kenneth Yurichuk	Chief Financial Officer	Director: June 2006 to Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: 2007 – May 2010 Chief Financial Officer: February 2009 - Present:
David Watkinson	Director and President and Chief Executive Officer

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

D.

Employees

At December 31, 2009, Emgold had 3 employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation administrative functions are primarily provided through Quorum Management and Administrative Services Inc. (“Quorum”).

E.

Share ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at December 31, 2010, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2009

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William J. Witte, Director	10,000	Common	0.175	October 12, 2011
	60,000	Common	0.175	November 19, 2013
	20,000	Common	0.175	July 12, 2014
	25,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	308,333

Sargent H. Berner Director, and Non-Executive Chairman	6,500	Common	0.175	October 12, 2011
	18,000	Common	0.175	November 19, 2013
	15,000	Common	0.175	July 12, 2014
	150,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	382,833

Kenneth Yurichuk Director, Chief Financial Officer	15,000	Common	0.175	November 22, 2011
	150,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	358,333

David Watkinson President and Chief Executive Officer, Director	15,000	Common	0.175	November 22, 2011
	100,000	Common	0.175	December 11, 2012
	50,000 93,333 600,000	Common Common Common	0.175 0.25 0.25	May 12, 2013 March 17, 2015 December 8, 2015
Subtotal	858,333

Stephen J. Wilkinson, Director	5,000	Common	0.175	November 19, 2013
	1,000	Common	0.175	July 12, 2014
	100,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	299,333

TOTAL	2,207,165	Common

ITEM 7.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  To the extent known by the directors and executive officers of the Company as at December 31, 2010, there are no holders of 5% or more of the common shares of Emgold.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  .  As of December 31, 2010, Emgold had authorized an unlimited number of common shares without par value of which 38,552,444 were issued and outstanding.

As of June 28, 2011, there were 101 registered shareholders of record holding a total of 38,552,444 common shares of Emgold.  To the best of Emgold’s knowledge there were 95 registered shareholders of record with registered addresses in Canada, 35 shareholders of record with registered addresses in the United States and no shareholders of record with registered addresses in other countries holding approximately 35,675,178 (93%), 2,877,266 (7%) and Nil (0%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2010, and the date hereof, except as noted below.

In the year ended December 31, 2010, $136,396 (2009 - $141,356; 2008 - $374,520) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of operations.

Consulting fees of $47,998 (2009 –$52,964; 2008 – $72,128) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

Consulting fees of $20,775 (2009 –$52,953; 2008 – $79,178) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Directors’ fees totalling $Nil (2009 – $52,424; 2008 – $74,282) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for promissory notes totalling $ advanced by three directors.  Interest of $ has been accrued on these notes payable. Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

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

TSX Venture Exchange: EMR – Trading in Canadian Dollars (post-consolidation, prior years adjusted to reflect consolidation)
	High	Low
	($)	($)
Annual
2011 (to May 31, 2011) 2010	0.29 0.42	0.12 0.12
2009	0.80	0.20
2008	2.80	0.20
2007	3.50	1.10
2006	9.90	2.70
2005	8.30	2.70
2004	15.50	5.80

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2010
First Quarter Second Quarter Third Quarter Fourth Quarter	0.42 0.26 0.30 0.28	0.22 0.12 0.13 0.19

Calendar 2009
First Quarter	0.60	0.40
Second Quarter	0.70	0.30
Third Quarter	0.90	0.50
Fourth Quarter	0.70	0.40

Calendar 2008
First Quarter	2.80	1.30
Second Quarter	2.20	1.40
Third Quarter	1.70	0.60
Fourth Quarter	0.90	0.20

Calendar 2007
First Quarter	3.50	2.60
Second Quarter	3.20	1.60
Third Quarter	2.00	1.10
Fourth Quarter	2.00	1.10

Month ended
May 31, 2011	0.15	0.13
April 30, 2011	0.15	0.13
March 31, 2011	0.16	0.12
February 28, 2011	0.21	0.14
January 31, 2011	0.29	0.19

The high, low and closing price of the Company’s common stock on June 15, 2011, was Cdn$0.13, Cdn$0.13 and Cdn$0.13, respectively.  The Company’s common stock is issued in registered form.

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

1.

Until February 2010, the Company had a lease and option to purchase agreement for a 44,750 square foot building located in Grass Valley, California.  Minimum lease payments were $21,928 per month and increased by the Cost of Living Adjustment for all urban consumers in the San Francisco-Oakland area, annually up to April 1, 2010.  The Company had an option to purchase, and the purchase price, if exercised in fiscal 2009, would be $3.56 million, at the end of fiscal 2009, with an additional increase in 2010.  The Company’s lease was to expire December 2010, but after negotiations with the owner of the property the lease was terminated in February 2010.

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

 The Company extended its lease and option to purchase agreement on the Idaho-Maryland Project property with the BET Group for and additional two years to February 1, 2013. All lease payments related to the agreement are current as at December 31, 2010. Payments for the extension period will be $30,000 per quarter. Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter. The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the property and mineral rights, the first purchase payment being due February 1, 2013.

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

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.

Quantitative Information About Market Risk

As at December 31, 2010, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

	Canadian currency amount	U.S. currency amount
Canadian dollars
Cash	478,347	475,764
Accounts payable and accrued liabilities	(180,530)	(179,555)
Face value of convertible preference shares	--	--

B.

Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain losses incurred in fiscal 2010 were $46,475on $2.3million in expenditures, a nominal amount

Interest Rate Risk and Equity Price Risk

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

During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit was comprised of one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of Cdn $0.35, with an expiry date of September 9, 2015.

The 394,843 Class A Convertible Preference Shares were converted to common shares at September 9, 2010, at a ratio of one preference share to one common share. The fair value of the 2,813,575 shares issued as part of the units total and 394,843 shares issued upon conversion of debt totaled Cdn $589,725. The Company has applied EIC 96 “Accounting for the early extinguishment of convertible securities” in determining the accounting value and treatment of the gain arising on settlement of the Preference Shares. The total gain arising was $174,197 of which $155,869 and $18,328 have been recorded in the statement of operations and equity, respectively. The common shares market value was less than the $90,902 preference share value and the difference of $18,328 was recorded in contributed surplus.

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

b)  Management’s annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.

Based on that assessment, management concluded that, as at December 31, 2010, the company’s internal control over financial reporting was not effective due to the existence of a material weakness.  A material weakness existed in the design of internal control over financial reporting caused by a lack of adequate segregation of duties in the financial close process.  The Chief Financial Officer is responsible for preparing, authorizing and reviewing information that is key to the preparation of financial reports.  He is also responsible for reviewing the resulting financial reports.  This weakness has the potential to result in material misstatements in the Company’s financial statements, and should also be considered a material weakness in its disclosure controls and procedures.

Management has concluded, and the audit committee has agreed, that taking into account the present state of the Company’s development, the Company does not have sufficient size and scale to warrant hiring of additional staff to correct the weakness at this time.

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

c)  Changes in internal controls over financial reporting.

During the year ended December 31, 2010, a senior member of the Company’s accounting team left the Company’s employment. Management consider that this departure constituted a significant change in disclosure controls and internal controls over financial reporting during 2010 that materially affected the Company’s disclosure controls and its internal controls over financial reporting during the year ended and as at December 31, 2010. The Company intends to remediate this weakness in conjunction with the appointment of a new Chief Financial Officer, who is expected to transition into the role in May 2011.  Co-terminous with this appointment, the Company will seek to ensure that adequate segregation of duties is maintained and the additional control procedures surrounding complex accounting transactions are put in place.

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERTS

The members of the audit committee are Messrs William J. Witte, Kenneth Yurichuk and Stephen J. Wilkinson.  The Company’s Board of Directors has determined that it has more than one “audit committee financial expert” serving on its Audit Committee.  Mr. Stephen J. Wilkinson was a financial analyst and has a MBA, and Mr. Kenneth R. Yurichuk is a partner in a chartered public accounting firm in Canada.  Mr. Yurichuk is not independent, based upon the tests for independence set forth in National Instrument 52-110 (“NI 52-110”), due to his position as the Company’s Chief Financial Officer.  Mr. Wilkinson is an independent, based upon the tests for independence set forth in NI 52-110, audit committee financial expert.

ITEM 16B.

CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2010, and to the date of this Form 20-F.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services

	Years ended December 31,
Services:	2010 (Cdn$)	2009 (Cdn$)
Audit Fees	71,000	$ 66,001
Audit-Related Fee (1)	--	7,198
Tax Fees	--	10,450
All Other Fees (2)	--	943
Total Fees	$ 71,000	$ 84,592

(i)

“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.

(ii)

Canadian Public Accounting Board fees.

From time to time, management of the Company recommends to and requests approval from the audit committee for non-audit services to be provided by the Company’s auditors.  The audit committee routinely considers such requests at committee meetings, and if acceptable to a majority of the audit committee members, pre-approves such non-audit services by a resolution authorizing management to engage the Company’s auditors for such non-audit services, with set maximum dollar amounts for each itemized service.  During such deliberations, the audit committee assesses, among other factors, whether the services requested would be considered “prohibited services” as contemplated by the United States Securities and Exchange Commission and whether the services requested and the fees related to such services could impair the independence of the auditors.  All of the non-audit related services provided by the Company’s audit firm were pre-approved by the audit committee. During the year ended December 31, 2010, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

The following financial statements and notes thereto as required under Item 17 are attached to this Form 20-F Annual Report as Exhibits F-1 and F-2, and are incorporated herein by reference:

•

Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008, including Management’s Responsibility for Financial Reporting and Auditor’s Report from PricewaterhouseCoopers LLP, Chartered Accountants; and

•

Quarterly and Annual Report for the Three Months and Year Ended December 31, 2010.

ITEM 18.

FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.

EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year and are incorporated by reference.

Exhibit Number	Description

F-1

Consolidated Financial Statements for the Years Ended December 31, 2010, 2009 and 2008, including Management’s Responsibility for Financial Reporting and Auditor’s Report from PricewaterhouseCoopers LLP, Chartered Accountants.

F-2	Quarterly and Annual Report for the Three Months and Year Ended December 31, 2010.
1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989 and, as refilled on Form 6-K 0001137171-10-000084 on February 8, 2010.
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3*	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5*	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6*	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
4.7*	Mining Lease and Option to Purchase Agreement on the Rozan Property, between Emgold Mining Corporation and Valterra Resource Corporation, dated January 13, 2010.
4.8*	Mining Lease and Option to Purchase Agreement between Nevada Sunrise, LLC, and Emgold Mining Corporation, dated November 24, 2009.
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1*	List of subsidiaries.
11.1*	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
15.2*

Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05).

15.3**	Interim Consolidated Financial Statements for Three Months Ended March 31, 2010 and 2009.
15.4**	Quarterly Management Discussion and Analysis for Three Months Ended March 31, 2010.

Notes:

*

These exhibits have been previously filed with the Company’s registration statement on Form 20-F under Accession Number 0001137171-05-001000 on July 1, 2005 or in subsequent Form 20-F filings, as applicable.

** Previously filed via Form 60K on EDGAR under Accession Number 0001137171-10-000345 on June 7, 2010.
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

Stock work

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

July 6, 2011