Form 20-F
period 2011-12-31
EMGOLD MINING CORP
filed 2012-04-30
CIK 1199392

April 27, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	for the fiscal year ended December 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	Date of event requiring this shell company report__________________

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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 58,714,504

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large Accelerated Filer  ☐                                        Accelerated Filer ☐                    Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                                                                                   ☐

International Financial Reporting Standards
as issued by the International Accounting
Standard Board                                                                           ☑

Other                                                                                             ☐

If “Other” has been checked in response to the previous question, indicate by a check mark which financial statement item the registrant has elected to follow.

Item 17   ☐                      Item 18   ☐                      NOT APPLICABLE

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

S.E.C. Industry Guide 7	National Instrument 43-101
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

(b)	Advisers

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

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2011, 2010, and 2009 was derived from the Company’s consolidated financial statements as audited by MSCM LLP, Chartered Accountants for 2011 and PricewaterhouseCoopers LLP, Chartered Accountants for the years 2010 and 2009, as indicated in the audit report included elsewhere in this Annual Report.  The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

The selected consolidated statement of financial position data as of December 31, 2008 and 2007, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008and 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2010 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009, 2008 and 2007 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2011 and 2010 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Amount in conformity with IFRS:

(United States Dollars)

	December 31,
	2011	2010
Selected Consolidated Statement of Financial Position Data

Total assets	$2,198,166	$2,207,283
Total liabilities	1,543,237	661,707
Contributed surplus	6,800,722	6,629,389
Accumulated other comprehensive income (loss)	--	--
Share capital	42,817,739	41,490,268
Equity component of convertible preference shares	--	--
Warrants	1,219,617	1,271,008
Deficit	(50,183,149)	(47,845,089)

	2011	2010
Equipment and mineral property interests	$1,053,339	$1,120,075
Shareholders’ equity (deficiency)	654,929	1,545,576
Number of outstanding common shares	58,714,504	38,552,444

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Selected Consolidated Statement of Income Data	2011	2010

Revenue	$--	$--

Investment and other income	--	--
General and administrative expenses	1,030,920	402,596
Exploration expenses	1,307,140	670,491
Ceramext research costs	--	--
Write-down of mineral property interests	--	--
Loss according to financial statements	(2,338,060)	(1,073,087)
Loss per share – basic and diluted	(0.06)	(0.05)

Amount in comformity with US GAAP:

(United States Dollars)

Selected Consolidated Statement of Financial Position Data	December 31,
	2009	2008	2007

Total assets	1,136,369	1,642,605	6,506,695
Total liabilities	1,925,709	626,549	743,797
Share capital	38,792,139	39,109,658	38,877,347
Contributed surplus	4,711,378	4,286,347	2,972,267
Warrants	112,355	1,936,339	3,049,862
Accumulated other comprehensive income	(577,454)	(577,454)	(577,456)
Deficit	$(44,206,549)	$(43,863,334)	$(38,559,122)

	2009	2008	2007

Equipment and mineral property interests	1,096,514	1,044,553	1,217,013
Shareholders’ equity (deficiency)	(789,340)	1,016,056	5,762,898
Number of outstanding common shares	16,894,310	15,751,987	15,648,987

	For the years ended December 31,
Selected Consolidated Statement of Income Data	2009	2008	2007
Revenue	$--	$--	$--
Investment and other income	--	--	--
General and administrative expenses	218,688	2,060,237	1,928,483
Exploration expenses	1,175,520	2,586,625	3,188,134
Ceramext research costs	92,340	447,809	629,148
Write-down of mineral property interests	75,169	--	--
Loss according to financial statements	(1,561,717)	(5,094,671)	(5,745,765)
Loss per share – basic and diluted	(0.09)	(0.32)	(0.56)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Financial Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Emgold currently has no source of operating cash flow and has a history of operating losses.Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages.  The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or operating cash flow.  Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold has no source of revenue other than interest income, shares from the Lease and Option to Purchase Agreement on the Rozan Property.  There is potential to convert shares and warrants from the Lease and Option to Purchase Agreement on the Rozan Property to cash in the future.  A mining project can typically require ten to twenty years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.  At December 31, 2011, Emgold had working capital of $651,840, compared to a working capital of $527,753 at December 31, 2010.  Working capital is defined as current assets less current liabilities.  In January 2012, after failing to meet its work commitments on the Rozan Property, Valterra announced that it has elected to terminate the Agreement with the Company.

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

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011	1568.59	1895.00	1319.00

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company’s share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company’s ability to raise funds.  The world markets are currently being affected by a major recession in the U.S., a  deficit crisis in the U.S., high oil prices, political turmoil in he Middle East, a European debt crisis, and other international economic and political factors.  Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece.  This has caused record deficits in several countries, including the U.S.  These crises, which have occurred over a multi-year period, have affected the Company’s ability to raise capital and have negatively impacted the stocks of many junior exploration companies.  It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company’s ability to raise necessary capital and advance the I-M Project.

Emgold may not be able to find equity investment to further fund GBC to build a recycled stone and ceramics processing facility using commercially available technology to process mine waste at the I-M Project.

Emgold has developed and is planning to use commercially available technology in connection with the operation of the I-M Project to process development rock (rock mined to access the gold ore) and mine tailings (the remains of the gold ore after the gold has been removed).  Permitting of the I-M Project includes a 1,200 ton per day recycled stone and ceramics, processing facility, which may be the first commercial plant of its kind. This technology is being developed in Emgold’swholey owned subsidiary, GBC. The Company is in the process of  converting GBC into and independent operating entity. The Company has decided to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, if possible, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants.

If the Company is unable to obtain equity or some other form of financing to develop the recycled stone and ceramics processing facilities, the proposed use of such facilities at the I-M Project may be at risk.  The I-M Project is not dependent on the use of a recycled stone and ceramics plant and the expected alternative would be to dispose of 100% of the mine tailings from the I-M Project as underground backfill (mine tailings used to backfill the voids created by gold and industrial mineral (aggregate) mining).

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

Environmental and Regulatory Risk Factors

Emgold may be unable to obtain necessary permits for the I-M Project. IMMC has submitted applications to acquire a Conditional Mine Use Permit (“CMUP”) and other entitlements to allow the Company to dewater, explore, construct, operate, and reclaim the Idaho-Maryland Mine in Grass Valley, CA.  The Company expects to complete the EIR, the CMUP, and other entitlements in mid-2013, subject to financing.  The Company has a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region, as well as to obtain their input and incorporate it into the project permitting.  Additional environmental investigations may be required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore.  Currently the Company believes that the expected date and time frame for obtaining the permits is reasonable providing the Company is able to maintain adequate funding through the permitting process.  Obtaining or reviewing governmental permits is a complex and time consuming process.  The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control.  Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

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

California is in the process of implementing a number of rules related to air quality and green house gas emissions through the California Air Resources Board. These regulations are ultimately expected to lead to cap-and-trade legislation. While this new legislation is being addressed as part of the permitting process for the I-M Project, it is unknown how this legislation will impact operating and capital costs of the project and such impacts, as a worst case, could result in the I-M Project not being economically viable. It is expected that as part of the CMUP process, IMMC will be required to mitigate any air quality impacts that may result from the I-M Project. The scope and cost of these mitigations are unknown at this time.

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

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results.  Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results.  In fiscal 2011, the Company received $1,375,094, net of issue costs, from the issuance of 20,055,770 common shares in private placements.  The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is United States dollars.

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

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers.  It may be difficult to bring and enforce suits against the Company.  The Company is a corporation incorporated in British Columbia under the Business Corporations Act (British Columbia) and, consequently, there is a risk that Canadian courts may not enforce judgements of U.S. courts or enforce, in an original action, liabilities predicated directly upon U.S. federal securities laws.  A majority of the Company’s directors and officers are residents of Canada and a substantial portion of the Company’s assets are located outside of the United States.  Consequently, it may be difficult for United States investors to effect service of process upon those directors or officers who are not residents of the United States, or to realize in the United States upon judgements of United States courts predicated upon civil liabilities under United States securities laws.  It is unlikely that an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

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

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer.  Emgold’s stock may be subject to U.S. “Penny Stock” rules which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks.  Penny stocks are equity securities with a price of less than $5.00 per share (other than securities registered on certain national securities exchanges provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

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

Significant potential equity dilution and end of lock-ups.  A summary of Emgold’s diluted share capital is as follows:  Emgold has 2,872,665 stock options outstanding (at December 31, 2011), which are exercisable at prices ranging from Cdn$0.175 to Cdn$0.25 per share which is above the current market price for the Company’s shares and are not likely to be exercised before expiry but will likely act as an upside damper on the trading range of Emgold’s shares.  As a consequence of the passage of time since the date of their original sale and issuance, there are no shares of Emgold remaining subject to hold period restrictions in Canada or the United States as of December 31, 2011.  At December 31, 2011, there were 38,508,401  warrants exercisable at a weighted average exercise price of $0.27.  The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price.  Dilutive securities based on the trading range of Emgold’s common shares at December 31, 2011, including the 38,508,401  warrants and underlying warrants, and the 2,872,665 stock options above, collectively represent approximately 70% of Emgold’s issued shares as at December 31, 2011.

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

The Company’s common shares are listed on the TSX Venture Exchange under the symbol “EMR”.  They also trade on the OTCQB under the symbol “EGMCF” in the United States, and since January 2006 have traded on the Frankfurt market under the symbol “EML”.

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

On September 10, 2010, Emgold converted the 398,483 Class A preference shares to common shares.  No Series A preference shares remain issued outstanding.  In addition, the Company issued 2,813,575 Units of the company in satisfaction of accrued and unpaid dividends associated with the Series A preference shares, totalling approximately CAD$517,151.  Each Unit consisted of one common share and one non-transferable common share purchase warrant.  The warrant exercise price is US $0.35 per warrant share, up to September 9, 2015.

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

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”).  The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation.   The City has been designated to be the Lead Agency in the permitting process.  The City commenced work to complete the permitting process for the Project, which was divided into three phases:  Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report.  The City will then need to approve a Conditional Use Permit for the I-M Project.  Currently, permitting is in Phase 3 and it is expected that the Environmental Impact Report will be certified and the CUP and other entitlements granted by mid-2013, subject to financing.

Emgold also has additional mineral properties: the Rozan (fully vested), optioned to Valterra Gold Corporation in January 2010, the Stewart property (fully vested), and the Buckskin-Rawhide property in Nevada (under option).  All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada.    Details of property payments and expenditures with respect to these properties are outlined in Part 4 of this report under “Exploration Projects, British Columbia Properties”.  Exploration expenditures on the Rozan, Stewart and Jazz properties resulted in a net recovery of $5,351 in fiscal 2010.  The Company is currently considering its options with respect to its properties and exploration activity is planned on the Stewart and Buckskin Rawhide Properties in 2012.

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

  The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and theProject Applications were received as substantially complete on May 24, 2005.  Following this, the City completed the Master Environmental Assessment (“MEA”) in June 2006.  The next phase was the Notice of Preparation and Initial Study (“NOP” and “IS”) which was completed on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

 The preparation of the EIR was commenced by the City in June 2008. The Draft EIR was completed in October, 2008.  The public hearings related to the Draft EIR were completed in January 2009. .  The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year.  After meeting with various public agencies in the first half of 2009, the Company elected to make several improvements to the I-M Project based on its internal review and analysis of public comment. The primary reasons for the revisions were to ensure the clean up of historic tailing on the Idaho-Maryland site will be included and adequately analyzed in the EIR and to reduce potential air quality impacts identified in the 2008 Draft EIR.

 The Company’s 2011 Revised Project Application was accepted by the City in May, 2011. Subsequently, the City completed a competiive bid process and elected to retain a new consultant to complete the EIR process. A Revised Draft EIR will now be completed, with public comment, followed by completion of the Final EIR. The Final EIR is expected to take approximately 12 months from commencement of the work. Emgold is currently raising funds to allow the permitting process to move forward. The Company estimates the budget to be $2.5 million to complete the CMUP process, excluding corporate overhead costs.

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

Under the previous lease agreement, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, the first installment of which becomes due on February 1, 2013 in the event that the Company exercises its option to purchase the I-M property. The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually

During the year the Company extended its lease and option to purchase agreement on the Idaho-Maryland Project property with the BET Group for an additional two years to February 1, 2013. All lease payments related to the agreement are current as at December 31, 2011. Payments for the extension period will be $30,000 per quarter. Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter.  The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the property and mineral rights, the first purchase payment being due February 1, 2013.

The Final EIR is anticipated by the Company during 2013 and it is expected that the CMUP may be issued by the City within 120 days of the EIR being completed.  There are a variety of operating permits and agreements that will also be required with various regulatory agencies to operate the mine.

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

 Golden Bear Ceramics Company

Emgold, through GBC, has developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine.  The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials.  The recycled stone and ceramics technology has been demonstrated on a laboratory and pilot plant basis.  It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures.  Stone and ceramic materials of high quality, strength, and very low porosity have been produced.  The process production volume has not yet been scaled up and therefore, cannot be considered commercialized.  The Company has determined that the use of commercially available equipment should enable GBC to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes.  These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits..

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

The Company has three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.), Golden Bear Ceramics Company (formerly Holly Corporation (U.S.)) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada.  Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.  Emgold U.S. holds  the Golden Bear subsidiary.

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

Emgold had incurred significant expenditures on the property prior to 1999.  Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1.  Gold prices were low, and it was difficult to raise capital for exploration of mineral properties.  In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible.  Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development.  During the year ended December 31, 2011, $775,500 (2010 - $670,657) was expended by the Company on exploration and permitting activities on the I-M Project.

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

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at January 31, 2012 would be $5,846,037, and is increased by 3% each lease-year.  The Company has capitalized a total of $1,035,163 in Mineral Property Interests, of which $747,219 relate to Idaho-Maryland acquisition costs.  Additional properties have been acquired for a total of $287,944.

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

Measurement uncertainty and impairment assessments

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs.  The mineral property costs that are capitalized relate to mineral property acquisition costs.  At December 31, 2011, the carrying value of mineral property interests was $1,035,163.  Of this, $747,219 was related to surface rights and two minor mining claims related to the Idaho-Maryland Property.  The balance of the costs relate to the Rozan, Stewart and Bucksin properties.  To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value.  The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2011, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

As at December 31, 2011, the Company also determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program.  The Company completed an impairment assessment for each of its mineral property interests.

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

Project Schedule

The CMUP is expected to be completed in mid-2013, subject to financing.  It is anticipated that construction of the I-M Project will be conducted in three Phases as outlined in the Project Application with reclamation occurring in a fourth phase.  After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation, development, and exploration.  By 2013-14, it is expected that final operating permits for the mine will be obtained and engineering work for Phase 1 will commence, along with obtaining operating permits and conducting initial site work.

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

Property Location and Geology
Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to 9 mineral claims located at latitude 49°14’N and longitude 117°20’W in the Nelson Mining Division near Ymir, British Columbia.  Currently the property consists of 28 claims totalling 5,789 hectares.

The property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals.  In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work, and in 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics).  In 2005 Emgold completed a 6-hole diamond drill program totaling 404.5 meters (1,327 feet) of NQ size core and in 2006 five more holes were drilled. That program included rock and soil sampling and the results indicated that further work on the property was warranted and that other areas of the property were deemed to have potential for tungsten, and silver-lead-zinc mineralization.

In 2007, Emgold conducted a trenching and diamond drill program over several areas of the property. A total of 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) were completed on the property, and 339 trench samples along with 1,285 BTW size core samples were obtained and shipped to a laboratory in Vancouver B. C. for analysis. The results of this program further defined the presence of molybdenum, tungsten and gold mineralization on the property, and produced more evidence that Stewart has significant exploration potential.

In 2010, The Company drilled 19 diamond drill holes (2,526 meters or 8,287 feet) of NQ size core. The drilling focused on the Stewart Moly Zone with the goal of defining and expanding the Zone. Both high grade and low grade molybdenum mineralization was identified, with the presence of potential by-product metals gold and rhenium.

In December 2011, the Company completed a Cdn$767,750(2010-$500,00) flow-through financing to conduct exploration activities on the Stewart and Rozan Properties during 2012.

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

Exploration Activity
In fiscal 2011, Emgold incurred $503,544 compared to a recovery of (2010 – $4,154) and compared to a recovery of (2009 - $7,611) in exploration expenditures on the Stewart property.  In fiscal 2008, summary reports of the work program in fiscal 2007 were completed.  No exploration activity was carried out in fiscal 2009
Prior to year end 2011, the Company raised Cdn$767,750 in flow through funding to be used to complete exploration work in fiscal year 2012.

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

 In December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”).  The Agreement calls for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5.  The term of the Agreement is for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

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

In January 2011, Emgold and Valterra agreed to an amendment to the agreement whereby Valterra requested, and Emgold agreed, to accept securities of Valterra in satisfaction of the Year 1 cash payment of Cdn$30,000. In February 2011 Emgold received the shares and warrants as specified in the agreement, and 600,000 units of Valterra in satisfaction of the Cdn$30,000 cash payment. One unit of Valterra is comprised of one common share of Valterra and one warrant to acquire one additional share at an exercise price of Cdn$0.10 per share for a period of 24 months from the date of issue.

Subsequent to the year ended December 31, 2011, The Rozan Property was returned to Emgold’s ownership when Valterra was unable to meet its work commitments for 2011. In December 2011, expecting the return of the property, Emgold completed a Cdn $ 767,750 flow-through financing to conduct exploration activites on the Stewart and Rozan properties during 2012.

Exploration Activity
An initial work program on the Rozan property was completed in fiscal 2000, and exploration programs required for assessment purposes and under the terms of the option agreement have been completed each year. In 2000, Emgold collected 169 soil samples and 19 rock chip samples, conducted a magnetometer geophysical survey and diamond drilled two BQ size holes to test a granodiorite ridge hosting sheeted stockwork veining and a second hole to test the Main Vein.

In 2003, Emgold retained Furgo Airborne Surveys Corp. who flew 161 line kilometres along NE-SW oriented flight lines using a DIGHEM V EM-MAG geophysical system to cover the Rozan property. The survey identified 167 anomalies, with 88 traceable to discrete  bedrock sources often indicative of conductive sulphides and several discrete weak conductors where located.

During 2004, the Company completed follow up soil sampling over the airborne anomalies. A total of 333 soil samples and 9 rock samples were collected. Several correlations were discovered between areas of anomalous magnetic and electromagnetic features, areas of mineralized veining, and alteration mapped during prospecting, as well as with gold-in-soil geochemical anomalies.

During 2007, a single drill hole of 107.29 meters(352 feet) in length was completed on the property. This drill hole was designed to test the northern strike extension to the gold-bearing Rozan Main Vein.  Further testing along the Main Vein, and within the stock work mineralized zone to the east was postponed due to weather limitations.

In fiscal 2009, the property was optioned to Valterra. In 2010, Valterra conducted topographical and geophysical compilation studies and re-logged, resampled and catalogued the historic drill core.

In 2011, all previous soil sampling campaigns on the property were digitally compiled into a single database (1,637 samples) by Valterra and tied to corrected UTM, NAD83 co-ordinates based on available grid stations identified/found from the old grid. The historic soil geochemical data was scanned and optically recognized using analytical certificates from assessment and company reports. Valterra conducted geological mapping (approximately two square kilometres) which indicated that the Jurassic aged Nelson Intrusions consisting of granodiorite and porphyritic diorite extend further north than previously thought, expanding the potential for further precious and base mineralization within and adjacent to the intrusives and Elise Formation mafic to intermediate tuffaceous rocks. The mapping also discovered that the Mount Verde fault consists of an approximately 200 meter (656 foot) wide breccia zone with local zones of extensive shearing. Coincident with the Mount Verde fault is spotty but strongly anomalous gold and molybdenum in soils. Also in 2011, Valterra conducted soil sampling comprising approximately 150 samples, to infill a gap in the historic soil sampling coverage and to expand the soil survey to the north. Results of the 2011 soil sampling compiled with previous soil samples has defined an area 1.8 by 1.6 kilometers (1.1 by 1.0 miles) in size with several gold anomalies based on a 55 part per billion gold grade contour. The gold in soil anomaly appears to have two preferential orientations being NW-SE and NE-SW. The northwest orientation is related to the contact between Elise Formation tuffaceous rocks to the west and granodiorite to the east. Gold values in soils ranged from 0.300 to 2.625 parts per billion. Mapping was completed for gold, arsenic, molybdenum, iron, tungsten and manganese. Assaying was done by Acme Labs of Vancouver, an independent laboratory, following standard laboratory procedures, with standard quality control measures (Payne, C., 2011).

A total of 10 gold anomalies were identified by Valterra in 2011. A NW-SE trending gold soil anomaly (Target A) extends for some 1.8 kilometers (1.1 miles) and is up to 200 meters (656 feet) wide(true width is unknown). Along the surface trace of the Mount Verde fault there is a strong anomaly (Target B) indentified by gold, tungsten, arsenic, and manganese in the soils. The remaining gold soil anomalies are generally NE-SW oriented and are considered related to high grade or sheeted quartz vein gold mineralization(most of which remain unexplained) on the property.

Of the NE ‘trends’, three Trends C, D and G appear to be the most significant. Trends C and D are two sub-paralles NE trending gold in soil anomalies located within granodiorite and may suggest that the seeted quartz vein system located at the NE end of the soil anomalies extends some 500 meters (1,640 feet) further to the SW. Trend G appears to originate at the historic Rozan workings and extends some 450 meters (1,476 feet) to the SW.

In fiscal 2011, Emgold recovered $ Nil as compared to a recovery of (2010 – $1,197); and recovery of (2009 – $4,551) in exploration expenditures on the Rozan property.

Buckskin Rawhide Property, Nevada

In 2009, the Company entered into a lease and option to purchase agreement to acquire the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.

The Buckskin Rawhide Property is adjacent to the Rawhide Mining Company’s Rawhide Mine. The Rawhide Mine, formally known as Denton Rawhide Mine, was owned and operated by Kennecott Minerals Company (“Kennecott”) from 1988 to 2009. It produced 1.5 million ounces of gold and 12.4 million ounces of silver(Muntean,2010). In 2010, Rawhide Mines was acquired by Rawhide Mining Company (“RMC”). They continue to produce gold from historic heap leach pads, remaining after Kennecott ceased mining activity in 2003 due to low metal prices. RMC is currently evaluating reopening the mine, to take advantage of today’s high metal prices.

The Property is also adjacent to the Regent exploration property owned by Pilot Gold Corporation. Pilot Gold was formed after the acquisition of Fronteer Gold by Newmont Mining Corporation. The Regent property was previously explored and drilled by Kennecott in the 119’s. Since its formation, Pilot Gold has been conducting exploration on the property, including drilling with the goal of defining a potential NI 43-101 compliant resource.

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

In 2011, Emgold continued sampling of the Black Eagle Fault. The Company expanded the Buckskin Rawhide Property by staking 6 claims totalling 120 acres. The Company also announced initial results of surface sampling of the Chicago Mountain area. A bulk disseminated gold exploration target, called the Chicago Mountain Bulk Disseminated Target, was identified being approximately 4,000 feet long by 400 feet wide. A total of 105 historic grab samples in the target area averaged 0.04 ounces per ton gold. Emgold has taken 15 samples in this target area to date, with average grades of 0.02 ounces per ton gold. Ten reverse circulation drill holes were drilled by Kennecott historicall in the mineralized area, with the average grade of mineralization in the holes being 0.008 ounces per ton gold and mineralization to a depth of 165 feet ( and open to expansion at depth).

Option Agreement and Location
Emgold Mining Corporation (Emgold) has a lease and option to purchase agreement to acquire 100% of the part of the  Buckskin Rawhide Property from Nevada Sunrise LLC, a private company located at Auburn, California.  The Nevada Sunrise  property comprises 715 acres of unpatented mineral lode claims and is under the jurisdiction of the Bureau of Land Management (BLM).  The terms of this agreement were disclosed in an Emgold news release dated December 1, 2009. In addition, Emgold owns 6 claims totalling 120 acres.

Part of the Buckskin Rawhide Property is currently 75% owned by Nevada Sunrise LLC, a private Nevada company and 25% owned by Maurice and Lorraine Castagne. Emgold has agreed to lease the property from Nevada Sunrise LLC, subject to the following payments:

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

Subsequent to year end December 31, 2011, Emgold acquired 420 acres of mineral claims fro Jeremy Wire, to expand the Buckskin Rawhide Property further. These claims are under a separate Lease and Option to Purchase Agreement.

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the three fiscal years ended December 31, 2011, are as follows:

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
(i) Amounts Deferred (capitalized or invested)
2011	1,035,163	18,176
2010	1,087,420	32,655
2009	1,067,707	28,807

ii) Amounts expensed

Exploration Expenses in the five fiscal years ended December 31, 2011
Year	Idaho-Maryland	Stewart	Rozan	Jazz	Buckskin	Total
	$	$	$	$	$	$
2011	775,500	503,544			28,096	1,307.140
2010	670,657	(4,154)	(1,197)		5,185	670,491
2009	1,187,628	(7,611)	(4,551)	54	0	1,175,520
2008	2,521,005	41,266	23,734	620	0	2,586,625
2007	2,349,453	714,656	111,255	12,770	0	3,188,134

Golden Bear Costs expensed in the five fiscal years ended December 31, 2010:

Year	Amount Expensed
$
2011	0
2010	0
2009	92,340
2008	447,809
2007	629,148

The principal capital expenditures currently anticipated for the year ending December 31, 2012, are as follows:

Accounts payable and accrued liabilities, including related parties	$504,016
Capital lease	--

Idaho-Maryland property lease	120,000
Mineral property option payments	30,000
Exploration and Permitting	3,000,000

$3,654,016

The Company is examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing to achieve its plans.  There is no assurance, however, that any such activity will generate funds that will be available for operations in fiscal 2012.

ITEM 4A.                            UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2011 and2010 and the related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.  We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the Company’s consolidated financial statements for the years ended December 31, 2011, 2010, and 2009.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future are set out in Note 3 of the Company’s consolidated financial statements for the years ended December 31, 2011, 2010, and for IFRS.

The Company transitioned to International Financial Reporting Standards (“IFRS”) on January 1, 2011 and will no longer be required to prepare reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of January 2, 2011 or beyond on its financial statements and disclosures.

A.	Operating Results

Year Ended December 31, 2011 (“fiscal 2011”) Compared to Year Ended December 31, 2010 (“fiscal 2010”)

Emgold’s loss in fiscal 2011 was $2,338,060, or a loss per share of $0.06, compared to a loss of $1,073,087, or a loss per share of $0.05 in fiscal 2010.  This includes $1,307,140 in exploration costs incurred in fiscal 2011, compared to $670,491 incurred in fiscal 2010.  Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

During fiscal 2011 the Company earned interest income of $Nil on excess cash balances compared to $261 in fiscal 2010.  In fiscal 2011, the Company has had no excess cash to invest in short term investments resulting in the decrease. In fiscal 2011, the Company received $1,000 from the sale of equipment with a book value of $Nil as compared to 2010 where the company sold equipment with a book value of $Nil for $48,788.

Amortization expenses relating to general and administrative activities increased from $14,214 in fiscal 2010 to $14,478 in fiscal 2011.

Accretion expenses decreased from $4,471 in fiscal 2010 to $Nil in fiscal 2011.  The debt portion of the convertible preference shares was accreted over ten years from inception such that the Canadian dollar expense would decline each year; however, this was offset by changes in the foreign exchange rate between the Canadian and U.S. dollar.

During fiscal 2010, the Company settled $152,034 in debt by the issuance of 608,135 common shares at a deemed value of $0.25 per common share. This resulted in a gain of $ 77,197, due to the difference in fair value of the common shares at the time of issuance of $0.12 and the deemed value of $0.25 per share.

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

The Company shares services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies.  Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company.  The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, it was concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has provided services.  Recovery of $77,045 was recorded against this provision in 2009. At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of operations.  In fiscal 2011 Quorum provided services to Emgold totalling $186,109 compared to $136,396 in fiscal 2010.  A distribution of income from Quorum in fiscal 2011 resulted in a credit to Emgold in the amount of $48,083.

The Company has stopped all further development of the Ceramext® Process but has paid advance royalties and intellectual property protection costs through to the end of December 31, 2008 (“fiscal 2008”).  In May 2009, the Agreement was terminated, and the advance technology royalties were not paid.  There were no costs incurred in fiscal 2010 or fiscal 2011.

Foreign exchange losses decreased from a loss of $57,480 in fiscal 2010 to a gain of $40,297 in fiscal 2011.  Fluctuations in currency affected operations to a greater degree in fiscal 2011 due to volatility in the Canada and United States exchange rates and the changes in the United States dollar relative to the Canadian dollar, than in fiscal 2010.  In the past, the Company has held most of its excess cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  Much of the loss in 2010 relates to the preference shares and related accrued interest which are denominated in Canadian dollars.

Finance expense decreased from $32,413 in fiscal 2010 to $Nil in fiscal 2011.  The finance expense in 2010 relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate. A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares. No interest will be accrued or paid in future periods. Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital. The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

Legal, accounting and audit fees increased from $99,012 in fiscal 2010 to $175,381 in fiscal 2011, due to higher legal fees related to various proposed financings and general corporate issues, higher audit fees for fiscal 2010 than had been accrued and accounting fees related to the conversion to IFRS.

Management and consulting fees decreased $26,129 from $68,763 in fiscal 2010 to $42,634 in fiscal 2011.  Consulting fees paid or accrued and payable to two private companies, each controlled by an officer and director of the Company, have decreased for one and discontinued for another, due to changes in officers (consolidation of the CEO and COO positions) and renegotiation of lower fees with the officers.  The Company has discontinued payment of quarterly directors’ fees to independent directors until it is in a better financial position.

Office and administration expenses decreased $78,892 from $168,903 in fiscal 2010 to $90,011 in fiscal 2011.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous period as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space used by Company personnel.  In California, the Company moved to smaller warehouse and office premises in February 2010.  In addition, a distribution of income from Quorum in fiscal 2011 resulted in a credit to Emgold in the amount of $48,083.

Salaries and benefits increased by $34,445 from $178,913 in fiscal 2010 to $213,358 in fiscal 2011 as a result of paralegal consulting and increased head office personel.

Shareholder communications costs decreased $20,070 from $82,272 in fiscal 2010 to $62,202 in fiscal 2011.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous period.

Stock-based compensation of $45,812 in fiscal 2011 relates to stock options granted to directors and officers of the Company.  The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 2.2%, and expected life of 3.8 years, and an estimated volatility of 112.3%. The fair value per option grant was Cdn$0.18 for each of the stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015. Stock based compensation of $300,647 in fiscal 2010 relates to re-valuations of stock options granted to directors and officers of the Company.

Travel expense decreased $1,179 from $1,179 in fiscal 2010 to $Nil in fiscal 2011.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to reduce expenses.

Year Ended December 31, 2010 (“fiscal 2010”) Compared to Year Ended December 31, 2009 (“fiscal 2009”)

Emgold’s loss in fiscal 2010 was $1,073,087, or a loss per share of $0.05, compared to a loss of $2,385,996, or a loss per share of $0.14 in fiscal 2009.  In late 2009 and 2010, the Company took significant steps to reduce its corporate overhead and project costs due to the Recession that commenced in early 2009.

During fiscal 2010 the Company earned interest income of $261 on excess cash balances compared to $1,537 in fiscal 2009.  The decrease was due to interest earned on significantly lower average cash balances held in fiscal 2010 compared to fiscal 2009 as well as reduced interest rates.

General and administrative expenses:

Amortization expenses relating to general and administrative activities decreased from $30,813 in fiscal 2009 to $14,214 in fiscal 2010. The decrease relates to certain hardware and software used in administrative activities, being fully amortized in 2008.

Foreign exchange losses decreased $145,332 from a loss of $185,807 in fiscal 2009 to a loss of $46,475 in fiscal 2010.  The decrease is a result of a reduction in U.S. expenses in 2010 requiring decrease need to exchange funds.  The Company holds most of its cash and short-term investments in Canadian dollars while the majority of the Company’s expenses are denominated in U.S. dollars.  The Company does not hedge its foreign exchange exposure.

Finance expense decreased from $57,995 in fiscal 2009 to $32,413 in fiscal 2010.  The finance expense relates to interest on the convertible preference shares which are denominated in Canadian dollars and vary as exchange rates fluctuate.  The preference shares were converted to common shares in third quarter of 2010, eliminating the associated interest after that date.

Legal, accounting and audit fees decreased $98,965 from $197,977 in fiscal 2009 to $99,012 in fiscal 2010.  In 2009, the company experienced higher legal costs that occurred as part of a share consolidation that occurred in the last quarter of the year.

Management and consulting fees decreased $42,346 from $111,109 in fiscal 2009 compared to $68,763 in fiscal 2010.  Included in consulting fees is $20,775 (2009 - $52,953) paid to Kent Avenue Consulting Ltd., a private company controlled by an officer and director of the Company.  In fiscal 2010, consulting fees of $47,988 (2009 - $52,964) were also paid to 759924 Ontario Ltd., a private company controlled by an officer and director of the Company. The Company entered into consulting fee agreements effective August 1, 2007, resulting in payments of Cdn$14,000 per month to these private companies controlled by two of the directors of the Company throughout 2008.  The contract with Kent Avenue Consulting was terminated in 2010 and the payments to 759924 Ontario Ltd. were reduced in 2010 as part of the Company’s cost cutting measures.

Office and administration expenses decreased $68,330 from $237,233 in fiscal 2009 to $168,903 in fiscal 2010.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space, project office space, and warehouses space used by Company personnel in Vancouver and Grass Valley..

Salaries and benefits increased by $6,904 from $172,009 in fiscal 2009 to $178,913 in fiscal 2010 primarily as a result of paralegal consulting fees and increased personnel in its head office.

Shareholder communications costs decreased $37,806 from $120,078 in fiscal 2009 to $82,272 in fiscal 2010.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.  The decrease relates primarily to a reduction in investor relations activity compared with the previous year.  In April 2008, to the Company retained King James Capital Corporation, an investor relations consulting firm, who was contracted Cdn$5,000 per month effective April 2008. This contract was terminated in 2010 reducing investor relations costs for that year.

Stock-based compensation increased $299,684 from $963 in fiscal 2009 to $300,647 in fiscal 2010.  The increase relates to stock options granted in fiscal 2010 at a price of Cdn $0.25, with an expiry date of March 17, 2015.  Travel expense decreased $136 from $1,315 in fiscal 2009 to $1,179 in fiscal 2010.  The Company has reduced the number of trips to destinations other than the United States and reduced the extent of travel from Grass Valley, California to Vancouver, BC in order to conserve cash balances.

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

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased $104,843 from $670,657 in fiscal 2010 to $775,500 in fiscal 2011.  The Company’s primary focus continues to be the completion of the final phase of the three-phase permitting process.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data, mine modeling and scheduling, cost modeling, geologic modeling, engineering and environmental studies, and permitting.

Planned expenses in fiscal 2012 for the I-M Project include the activities associated with the continuing application process for a CMUP, on-going geologic investigations and exploration, financing and public outreach activities.

Exploration expenses – Buckskin Rawhide Property, Nevada

Exploration expenditures on the Buckskin Rawhide Property increased by $22,911 from $5,185 in fiscal 2010 to $28,096 in fiscal 2011.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart Property increased by $507,698 from a recovery of $4,154 in fiscal 2010 to an expense of $503,544 in fiscal 2011.  In December 2010, the Company completed a Cdn$500,000 flow-through financing to conduct exploration activities on the Stewart Property during 2011.

B.	Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2011

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

At December 31, 2011, the Company had working capital of $651,840, defined as current assets less current liabilities, compared with  working capital of $527,753 at December 31, 2010.  The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern.  Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below.  When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills.  There have been no investments in commercial paper.  Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2011, have been funded primarily from private placement financings and loans from related parties.

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

Investing Activities

As at December 31, 2011, Emgold has capitalized $1,035,163 (2010 - $1,087,420) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

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

A vehicle at a cost of $38,834 was purchased in fiscal 2006 and was financed through a capital lease, payable at $697 monthly.  Current lease obligations are $Nil for fiscal 2011.

Capital Resources

At December 31, 2011, Emgold’s working capital, defined as current assets less current liabilities, was $651,840, compared to a working capital of $527,753 at December 31, 2010.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

At December 31, 2011, the Company had 58,714,504 common shares issued and outstanding and nil Class A preference shares. During the year ended December 31, 2010, the holders of its issued and outstanding Series A Preference Shares agreed to convert all of the Series A Preference Shares and related accrued interest and dividends into common shares of the Company in return for the receipt of 2,813,575 units of the Company. Each unit comprised one common share and one purchase warrant. Each share purchase warrant was exercisable at a price of $0.35, with an expiry date of September 9, 2015. The fair value of the 2,813,575 shares issued as part of the units total and the 394,843 shares issued upon conversion of debt totalled $ 589,725. The warrants were valued at $ 497,587 using the Black-Scholes method and the following assumptions: a volatility of 170.6%, an expected life of five years, no dividend and discount rate of 2.56. The total gain arising was $ 174,197 of which $ 155,869 and $ 18,328 have been recorded in the statements of operations and equity, respectively. The common shares market value was less than the $ 90,902 preference share value and the difference of $ 18,328 was recorded in contributed surplus.

Additional financing will be required in fiscal 2012 in order for the I-M Project and the Company to move forward as scheduled.  The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue.  Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

Share Capital
At December 31, 2011 the Company had 58,714,504 common shares issued and outstanding.
The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.  Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of CDN$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant (a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 24 months, one additional Share at a price of CDN$0.15.

Finder’s fees of CDN$53,600 and 536,000 Finder’s Warrants were awarded in relation to the first tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of CDN$0.15.

In December, 2011 the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of CDN $0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of CDN $0.15.

Finder’s fees of CDN $3,200 and 32,000 Finder’s Warrants were awarded in relation to the second tranche of the financing.  Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of CDN $0.15.

In December, 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of Cdn$767,750.  A total of 5,905,769 units were issued at a price of CDN $0.13 per unit.  Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant (each whole warrant a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of CDN $0.20 per share.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing.  269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months.

The Shares issued in connection with these non-brokered private placement, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months.

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

On December 22, 2010, the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$0.22 per unit for gross proceeds of Cdn $500,000. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totalling 1,136,363 warrants. Each warrant is exercisable for a period of two years from the date of issue at a price of Cdn$0.30 per share. The proceeds will be used for exploration projects in British Columbia. Finder’s fees of Cdn$35,000 and 159,000 finder’s warrants were awarded in relation to the financing. Each finder’s warrant entitles its holder to purchase, for a period of 2 years, one additional common share of the Company at a price of US $0.30.  The Finders Warrants and share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest ate of 1.38%, volatility factors of 99% and an expected life of 2 Years. The total value ascribed to the Finders Warrants and share purchase warrants was $103,022.

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

Options and Warrants

2011

For the twelve months ended December 31, 2011, a total of 405,700 incentive stock options previously granted to directors, officers, employees and consultants of the Company with exercise prices ranging from Cdn$1.00 to Cdn$10.00 were repriced to Cdn$0.175 per share. The expiry dates, ranging from October 12, 2011 to July 12, 2014, remain unchanged.  During the twelve months ended December 31, 2011 a total of 65,500 options expired and 175,833 were cancelled or forfeited.

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

2009

During fiscal 2009, 8,175,134 warrants and underlying warrants, exercisable at prices ranging from Cdn$1.10 to Cdn$1.50 expired unexercised.  In addition, 17,000 stock options exercisable at Cdn$2.50, expired unexercised, and 150,000 options with exercise prices of Cdn$1.20 to Cdn$2.90 were forfeited.  In March and April 2009, 511,500 share purchase warrants relating to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.20, and in the second year at $1.60.  In November 2009, 350,000 shares purchase warrants, related to a private placement were issued.  Each warrant entitles the holder to subscribe for one common share for a period of 24 months following the date of issue, exercisable in the first year at $1.26, and in the second year at $1.60.

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

Going Concern

At December 31, 2011, the company has a working capital surplus,however, substantial additional financing will be required to continue permitting activities at the required level to obtain the CMUP by  2013.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture with respect to the I-M Project.  If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide Property in Nevada or the Koegel Rawhide Property in Nevada.

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

Plans for 2012

The Company continues to focus on the permitting required for the I-M Project in Grass Valley.  The I-M Project is entering the final stages of the permitting process and is requiring a substantial amount of the Company's financial and management resources.

Upon obtaining the necessary financing to continue the permitting process for the I-M Project, it is estimated that the Company may require approximately $180,000 - $220,000 per month in working capital to operate the Company over the subsequent year, including environmental monitoring, permitting, legal, and engineering costs associated with obtaining the CMUP, as well as corporate administration.  This excludes existing accounts payable and any financing costs or exploration work on other properties.  Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to terminate the BET Agreement and potentially abandon the Idaho-Maryland Project, as least in the short term.  In that situation, the Company would require between $60,000 and $140,000 per month in working capital to operate the Company over the subsequent year, assuming the Company was placed in a holding pattern until capital markets improved.  The estimated direct cost for environmental monitoring, permitting and community relations costs leading to award of the CMUP on the I-M Project is contingent on the progress made by the City of Grass Valley and its consultants in completing a Revised Draft EIR and Final EIR, as well as other permit applications.  The I-M project will also be impacted by the Company’s ability to raise additional funds to advance through the final stages of the permitting process which could result in potential delays to the permitting process as well as additional costs.

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

 Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference
Shares, December 31, 2010
Contributed Surplus	--	$--
Equity portion of Class A Convertible Preference	--	--
Shares,
December 31, 2011	--	--

	December 31,	December 31,
Debt portion of Class A Preference Shares	2011	2010

Balance, beginning of year	$--	$727,674

Accretion	--	4,471
Realized foreign exchange loss	--	12,185

		(100,657)
Unrealized foreign exchange loss	--
Allocated gain on conversion		(643,673)
Transferred to equity	--
Balance, end of year	$--	$--

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
.
Contractual Obligations in 2011

See Item 5 (f) for a table of contractual obligations at December 31, 2010.

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

E.	Tabular disclosure of contractual obligations

F.	The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2011:
	January 1, 2012, to December 31, 2012	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$463,984	$--	$--	$--	$--	$--	$463,984

Idaho-Maryland property lease (1)	120,000	120,000	--	--	--	--	240,000
Mineral property option payments (1)	20,000	40,000	60,000	60,000	60,000	60,000	300,000

	$603,984	$160,000	$60,000	$60,000	$60,000	$60,000	$1,003,984

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

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at April 26, 2012	% Of Issued And Outstanding	Principal Business Activities Outside the Company

Sargent H. Berner – Non-Executive Chairman of the Board since May 2010, Chief Executive Officer and Chairman to May 2010	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	43,967.0748%		Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Chief Financial Officer and was Co-Chairman of the Board (to February 2009)	ValGold Resources Ltd.., Paragon Minerals Corporation, Matrix Management Fund. Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership-	5,000.0085%		Partner, Bobot&Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership, HMZ Metals Inc, Pacific Stratus Energy Limited	200,000.3401%		Chief Executive Officer, ValGold Resources Ltd., Chairman of HMZ Metals Inc.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	ValGold Resources Ltd.	57,504.0978%		Businessman and Mining Consultant

David Watkinson – President and Chief Executive Officer and Director	None	18,800.0320%		None

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

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot&Yurichuk LLP, Chartered Accountants, Toronto.  Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing.  In addition, Mr. Yurichuk is a director of Matrix Fund Management Fund and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He provides consulting services through his company 759924 Ontario Ltd., a private company.

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

David Watkinson, P. Eng. brings over 25 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status.  Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines.  He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario.

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

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:
(a)           a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2011;

(b)           a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2011;

(c)           each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)           each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2011.

The Company has four Named Executive Officers.  The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2011.

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

To determine compensation payable, the CGCC reviews compensation paid for directors and NEOs of companies of similar size and stage of development in the mineral exploration industry and determines an appropriate compensation reflecting the need to provide incentive and compensation for the time and effort expended by the directors and senior management while taking into account the financial and other resources of the Company.  In setting the compensation, the CGCC annually reviews the performance of the NEOs in light of the Company's objectives and considers other factors that may have impacted the success of the Company in achieving its objectives and financial resources.

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

At December 31, 2011, a total of 5,871,450 shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 2,872,665 were outstanding under the plan at December 31, 2011.

During the year ended December 31, 2011, 65,500 stock options with an exercise price of Cdn$0.175 expired, unexercised and 175,833 stock options, with an average exercise price of Cdn$0.21 were forfeited.

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2011, is as set out below:

Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Sargent H. Berner Chairman and –CEO (4)	2011 2010	NIL NIL	NIL NIL	20,098 37,863	NIL NIL	NIL NIL	NIL NIL	NIL 21,000	20,098 58,863(4)
Kenneth R. Yurichuk(5) Chief Financial Officer	2011 2010	NIL NIL	NIL NIL	NIL 47,220	NIL NIL	NIL NIL	NIL NIL	42,634 47,988	42,634 96,200(5)
David G. Watkinson(6) President & COO	2011 2010	185,000 185,000	NIL NIL	NIL 127,630	NIL NIL	NIL NIL	NIL NIL	NIL NIL	185,000 312,630

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.

(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.

(3)	These amounts include all amounts set out in table from for each NEO.

(4)	Consulting fees were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

(5)
Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk. The amount shown as earned in 2011, $7,709 is accrued and had not been paid at year end December 31, 2011.

(6)	Of the total salary, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2011, and was unpaid at December 31, 2011.

Emgold and its subsidiaries have consulting contracts with Sargent H. Berner and Kenneth Yurichuk.  Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 and to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007.  Prior to the commencement of the contracts, the Company paid Kent Avenue Consulting Ltd. Cdn$36,500 in consulting fees for the period from January 1, 2007 – September 30, 2007, under an agreement with Quorum.  Consulting fees paid to Kent Avenue Consulting Ltd. and 759924 Ontario Ltd. were reduced to Cdn$5,512 in January 2009 and at December 31, 2011 a balance of $7,709 remains accrued and payable to 759924 Ontario Ltd.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards
The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2011, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	18,000	0.175	19-Nov-2013	NIL	N/A	N/A
	15,000	0.175	12-July-2014	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-2015	NIL	N/A	N/A
	100,000	0.25	8-Dec-2015	NIL	N/A	N/A
Kenneth R. Yurichuk	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-2015	NIL	N/A	N/A
	100,000	0.25	8-Dec-2015	NIL	N/A	N/A
David G. Watkinson	100,000	0.175	11-Dec-2012	NIL	N/A	N/A
	50,000	0.175	12-May-2013	NIL	N/A	N/A
	93.333	0.25	17-Mar-2015	NIL	N/A	N/A
	600,000	0.25	8-Dec-2015	NIL	N/A	N/A

Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.13 per share on December 31, 2011.

(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2011, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	NIL	N/A	N/A
Kenneth R. Yurichuk	NIL	N/A	N/A
David G. Watkinson	NIL	N/A	N/A
Notes:
The Company does not have Incentive Plan Awards in place other than option-based awards

Discussion

Equity-settled share-based payments for directors, officers and employees are measured at fair value at the date of grant and recorded as compensation expense in the consolidated financial statements. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period based on the Company’s estimate of shares that will eventually vest.  The number of forfeitures likely to occur is estimated on grant date and adjusted to actual. Any consideration paid by directors, officers, employees and consultants on exercise of equity-settled share-based payments is credited to share capital.  Shares are issued from treasury upon the exercise of equity-settled share-based instruments. Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.

When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a Black-Scholes valuation model. The expected life used in the model is adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

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

Termination and Change in Control Benefits

The Company and its subsidiaries have no contract, agreement, plan or arrangement that provides for payment to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO’s responsibilities, with the exception of the following:

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

Directors’ fees totalling $NIL (2010 – $NIL; 2009 – $52,424) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total (Cdn$)
William J. Witte	NIL	NIL	45,408	NIL	NIL	NIL	NIL
Stephen J. Wilkinson	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Outstanding Share-based Awards and Option-based Awards
The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	60,000	0.175	19-Nov-2013	NIL	N/A	N/A
	20,000	0.175	12-July-2014
	25,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015
Stephen J. Wilkinson	5,000	0.175	19-Nov-2013	NIL	N/A	N/A
	1,000	0.175	12-July-2014
	100,000	0.175	11-Dec-2012
	93,333	0.25	17-Mar-2015
	100,000	0.25	8-Dec-2015

Notes:
(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.13 per share on December 31, 2011.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2011, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(3) ($)	Non-equity incentive plan compensation – Value earned during the year (3) ($)
William J. Witte	NIL	N/A	N/A
Stephen J. Wilkinson	NIL	N/A	N/A

Notes:

(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date.

(2)	Under the terms of the Company’s stock option plan, all options vest upon the grant date. The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	3,113,998	$0.36	741,246
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	3,113,998		741,246

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.

(2)	As at December 31, 2011.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2011, there were no Company stock options exercised.

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

At December 31, 2011, Emgold had 3 full time employees.  Emgold Mining Corporation, the parent company, employs none of these employees.  The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California.  Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis.  Emgold Mining Corporation administrative functions are primarily provided through Quorum Management and Administrative Services Inc. (“Quorum”).

E.	Share ownership

See Item 6A. – “Directors and Senior Management”.

The following table sets forth, as at December 31, 2011, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2011

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William J. Witte, Director	60,000	Common	0.175	November 19, 2013
	20,000	Common	0.175	July 12, 2014
	25,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	298,333

Sargent H. Berner Director, and Non-Executive Chairman	18,000	Common	0.175	November 19, 2013
	15,000	Common	0.175	July 12, 2014
	150,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	376,333

Kenneth Yurichuk Director, Chief Financial Officer	150,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	343,333

David Watkinson President and Chief Executive Officer, Director	100,000	Common	0.175	December 11, 2012
	50,000 93,333 600,000	Common Common Common	0.175 0.25 0.25	May 12, 2013 March 17, 2015 December 8, 2015
Subtotal	843,333

Stephen J. Wilkinson, Director	5,000	Common	0.175	November 19, 2013
	1,000	Common	0.175	July 12, 2014
	100,000 93,333 100,000	Common Common Common	0.175 0.25 0.25	December 11, 2012 March 17, 2015 December 8, 2015
Subtotal	299,333

TOTAL	2,160,665	Common

ITEM 7.                                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents.  To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by another corporation.  To the extent known by the directors and executive officers of the Company as at December 31, 2011, there are no holders of 5% or more of the common shares of Emgold.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof.  To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government.  As of December 31, 2011, Emgold had authorized an unlimited number of common shares without par value of which 58,714,504 were issued and outstanding.

As of March 31, 2012  there were 102 registered shareholders of record holding a total of 58,814,504 common shares of Emgold.  To the best of Emgold’s knowledge there were 55 registered shareholders of record with registered addresses in Canada, 46 shareholders of record with registered addresses in the United States and one shareholder of record with a registered address in other countries holding approximately 52,088,760 (89%), 6,475,744 (11%) and 250,000 (0%) of the outstanding common shares, respectively.  Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2011, and the date hereof, except as noted below.

In the year ended December 31, 2011, $186,109 (2010 - $136,396; 2009 - $141,356) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  As at December 31, 2008, we concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum at that time and its corresponding ability to continue to provide services to the Company.  Consequently, a provision of $321,839 was recorded.  Since the allowance was recorded, Quorum has continued to provide services.  A recovery of $77,045 was recorded in 2009.  At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a credit in the statement of operations.

Consulting fees of $42,634 (2010 –$47,988; 2009 – $52,964) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.

Consulting fees of $Nil (2010 –$20,775; 2009 – $52,953) were paid or are accrued and payable to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.

Directors’ fees totalling $Nil (2010 – $NIL; 2009 – $52,424) were also paid or are accrued and payable to two independent directors of the Company which were included in salaries and benefits.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment.  Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

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

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to April 25, 2012.

TSX Venture Exchange: EMR – Trading in Canadian Dollars (post-consolidation, prior years adjusted to reflect consolidation)
	High	Low
	($)	($)
Annual
2012 (to April 25)	0.14	0.07
2011 2010	0.29 0.42	0.07 0.12
2009	0.80	0.20
2008	2.80	0.20
2007	3.50	1.10

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2011
First Quarter	0.29	0.12
Second Quarter	0.15	0.11
Third Quarter	0.15	0.08
Fourth Quarter	0.19	0.07
Calendar 2010
First Quarter Second Quarter Third Quarter Fourth Quarter	0.42 0.26 0.30 0.28	0.22 0.12 0.13 0.19

Calendar 2009
First Quarter	0.60	0.40
Second Quarter	0.70	0.30
Third Quarter	0.90	0.50
Fourth Quarter	0.70	0.40

Calendar 2008
First Quarter	2.80	1.30
Second Quarter	2.20	1.40
Third Quarter	1.70	0.60
Fourth Quarter	0.90	0.20

Calendar 2007
First Quarter	3.50	2.60
Second Quarter	3.20	1.60
Third Quarter	2.00	1.10
Fourth Quarter	2.00	1.10

Month ended
March 31, 2012	0.11	0.09
February 29, 2012	0.12	0.11
January 31, 2012	0.11	0.10
December 31, 2011	0.13	0.11
November 30, 2011	0.14	0.12

The high, low and closing price of the Company’s common stock on April 25, 2012, was Cdn$0.08Cdn$0.08and Cdn$0.08, respectively.  The Company’s common stock is issued in registered form.

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

Preference Shares
Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2011 (see section B – Liquid and Capital Resources of Item 5 – Operating and Financial Review and Prospects).

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

ITEM 11.                             QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 A.      Quantitative Information About Market Risk

As at December 31, 2011, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

	Canadian currency amount	U.S. currency amount
Canadian dollars
Cash	876,831	862,174
Accounts payable and accrued liabilities	(165,393)	(162,628)

 B.      Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives.  Currently the Company has no long-term debt other than the Class A preference shares, or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity
The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain in fiscal 2011 was $40,297 on $2.3million in expenditures, a nominal amount

Interest Rate Risk and Equity Price Risk

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

b)  Management’s annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of April 19, 2012.  Based on that assessment, management concluded that, as at April 19, 2012, the Company’s internal control over financial reporting is effective at December 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
c)  Changes in internal controls over financial reporting.

There was no other change in the Company’s internal control over financial reporting that occurred during the period covered by this Annual Report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. We have engaged in, and are continuing to engage in, efforts to improve our internal control over financial reporting and disclosures and procedures related to substantially all areas of our financial statements and disclosures.

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

ITEM 16B.                          CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management.  The Company’s Code of Ethics is attached as an exhibit to this Form 20-F.  There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2011, and to the date of this Form 20-F.

ITEM 16C.                          PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services

	Years ended December 31,
Services:	2011 (Cdn$)	2010 (Cdn$)
Audit FeesA	89,329	$ 71,000
Audit-Related Fee (1)	5,775	--
Tax Fees	2,485	--
All Other Fees (2)	28,250	--
Total Fees	$ 125,839	$ 71,000
(i)
“Audit-Related Fee” includes services that are traditionally performed by the auditor.  These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.

(ii)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2011, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.                          EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                           CHANGE IN CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.                          CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                          MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.                             FINANCIAL STATEMENTS

Independent Auditor’s Report	F-X
Consolidated Statements of Financial Position as at December 31, 2011 and 2010	F-X
Consolidated Statements of Comprehensive Income for the years ended December 31, 2010 and 2010	F-X

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and 2010	F-X
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010	F-X
Notes to the Consolidated Financial Statements for the years ended December 31, 2011 and 2010

ITEM 18.                             FINANCIAL STATEMENTS

Not Applicable.  See Item 17.

ITEM 19.                             EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year and are incorporated by reference.

Exhibit Number	Description

F-1
Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and 2009, including Management’s Responsibility for Financial Reporting and Auditor’s Report from MSCM LLP, Chartered Accountants(2011) and PricewaterhouseCoopers LLP, Chartered Accountants( 2010 and 2009).

F-2	Quarterly and Annual Report for the Three Months and Year Ended December 31, 2011.
1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989 and, as refilled on Form 6-K 0001137171-10-000084 on February 8, 2010.
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3*	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5*	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6*	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
4.7*	Mining Lease and Option to Purchase Agreement on the Rozan Property, between Emgold Mining Corporation and Valterra Resource Corporation, dated January 13, 2010.
4.8*	Mining Lease and Option to Purchase Agreement between Nevada Sunrise, LLC, and Emgold Mining Corporation, dated November 24, 2009.
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1*	List of subsidiaries.
11.1*	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
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

** Previously filed via Form 6-K on EDGAR on June 7, 2010.
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

SIGNATURES

Emgold Mining Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ David G. Watkinson
David G. Watkinson, Chief Executive Officer.

/s/ Kenneth Yurichuk
Kenneth Yurichuk, Chief Financial Officer

DATED:                      April 27, 2012