Form 20-F/A
period 2011-12-31
EMGOLD MINING CORP
filed 2012-05-15
CIK 1199392

May 11, 2012
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 1

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

YES ☐
NO  ☑

EXPLANATORY NOTE

This Form 20-F/A includes revisions to Item 3.A., “Selected Financial Data” (to clarify that information based on US GAAP is not comparable to information prepared in accordance with IFRS); Item 16F, “Change in Registrant’s Certifying Accountant”; and Item 18, “Financial Statements” (to include the consolidated financial statements of the Company that were previously included under Item 17, with revisions to Footnote 1 and a revised Independent Auditors’ Report); and to add Exhibit 15.5. In all other respects, this Form 20-F/A is unchanged from the report as originally filed on April 30, 2012.

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

The selected consolidated statement of financial position data as of December 31, 2008 and 2007, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008and 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2010 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009, 2008 and 2007 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP. The information based on US GAAP is not comparable to information prepared in accordance with IFRS.

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

ITEM 16F.                           CHANGE IN CERTIFYING ACCOUNTANT

Effective January 11, 2012, the Company’s former auditors, PricewaterhouseCoopers LLP, resigned at the request of the Company and the Company appointed MSCM LLP as its new auditors.

The former auditors’ report on the financial statements for the Company’s fiscal years ended December 31, 2010 and 2009 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change auditors was recommended and approved by the Company’s Audit Committee and approved by the Board of Directors.

During the 2010 and 2009 fiscal years and the subsequent interim period that preceded the former auditors’ dismissal, there was no disagreement with the former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditors, would have caused them to make reference to the subject matter of the disagreement in connection with their report. None of the reportable events described in Item 16F(a)(1)(v) occurred during the period in which the former auditors served as the Company’s auditors.

However, without qualifying their opinion, the former auditors included an explanatory paragraph in their report on the Company’s financial statements for the 2010 and 2009 fiscal years which referenced a footnote in the financial statements disclosing conditions and matters indicating the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern.

The Company has provided its former auditors with a copy of this disclosure and has requested that the former auditors furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of that letter from the former auditors dated May 11, 2012 is filed as an exhibit to this Form 20-F/A.

Prior to January 11, 2012, the date that MSCM LLP was retained as the auditors of the Company, the Company did not consult MSCM LLP regarding:

(1) Either: The application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements, and either a written report was provided to the Company or oral advice was provided that the new auditors concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or

(2) Any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) and the related instructions to that item) or a reportable event (as described in Item 16F(a)(1)(v)).

ITEM 16G.                          CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                          MINE SAFETY DISCLOSURE

Not applicable.

PART III
ITEM 17.                             FINANCIAL STATEMENTS

Not Applicable.  See Item  18.

ITEM 18.                             FINANCIAL STATEMENTS

Independent Auditor’s Report	F-1
Consolidated Statements of Financial Position as at December 31, 2011 and 2010	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2010 and 2010	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and 2010	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2011 and 2010

ITEM 19.                             EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year or are incorporated by reference.

Exhibit Number	Description

F-1
Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and 2009, including Management’s Responsibility for Financial Reporting and Auditor’s Report from MSCM LLP, Chartered Accountants(2011) and PricewaterhouseCoopers LLP, Chartered Accountants( 2010 and 2009).

F-2***	Quarterly and Annual Report for the Three Months and Year Ended December 31, 2011.
1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989 and, as refilled on Form 6-K 0001137171-10-000084 on February 8, 2010.
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3*	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5*	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6*	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
4.7*	Mining Lease and Option to Purchase Agreement on the Rozan Property, between Emgold Mining Corporation and Valterra Resource Corporation, dated January 13, 2010.
4.8*	Mining Lease and Option to Purchase Agreement between Nevada Sunrise, LLC, and Emgold Mining Corporation, dated November 24, 2009.
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1*	List of subsidiaries.
11.1*	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
15.2*
Letter dated June 22, 2007, from the City of Grass Valley referencing the acceptance of the applications for the Idaho-Maryland Mine – Annexation Application (05PLN-10), Prezone Application (05PLN-11, General Plan Amendment Application (05PLN-12), Use Permit Application (05PLN-13), Development Review Application (05DRC-05).

15.3**	Interim Consolidated Financial Statements for Three Months Ended March 31, 2010 and 2009.
15.4**	Quarterly Management Discussion and Analysis for Three Months Ended March 31, 2010.
15.5	Letter from PricewaterhouseCoopers LLP dated May 11 2012.

Notes:

*           These exhibits have been previously filed with the Company’s registration statement on Form 20-F under Accession Number 0001137171-05-001000 on July 1, 2005 or in subsequent Form 20-F filings, as applicable.

** Previously filed via Form 6-K on EDGAR on June 7, 2010.
*** Previously filed as an exhibit to this Form 20-F on April 30, 2012

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

DATED:                      May 11, 2012