Form 20-F
period 2012-04-27
EMGOLD MINING CORP
filed 2013-01-15
CIK 1199392

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

The selected consolidated statement of financial position data as of December 31, 2008 and 2007, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008 and 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2010 by applying IFRS 1: First Time Adoption of International Reporting Standards. These first annual consolidated financial statements have been prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards.  The accounting policies have been consistently applied in the opening consolidated statement of financial position at 01 January 2010, and throughout all subsequent years presented. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009, 2008 and 2007 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP.

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

Amount in conformity with IFRS:

(United States Dollars)

	December 31,
Selected Consolidated Statement of Financial Position Data	2011	2010
Total assets	$2,198,166	$2,207,283
Total liabilities	1,543,237	661,707
Contributed surplus	6,800,722	6,629,389
Accumulated other comprehensive income (loss)	--	--
Share capital	42,817,739	41,490,268
Equity component of convertible preference shares	--	--
Warrants	1,219,617	1,271,008
Deficit	(50,183,149)	(47,845,089)

	2011	2010
Equipment and mineral property interests	$1,053,339	$1,120,075
Shareholders’ equity (deficiency)	654,929	1,545,576
Number of outstanding common shares	58,714,504	38,552,444

No cash or other dividends have been declared on common shares.

	For the years ended December 31,
Selected Consolidated Statement of Income Data	2011	2010
Revenue	$--	$--
Investment and other income	--	--
General and administrative expenses	1,030,920	402,596
Exploration expenses	1,307,140	670,491
Ceramext research costs	--	--
Write-down of mineral property interests	--	--
Loss according to financial statements	(2,338,060)	(1,073,087)
Loss per share – basic and diluted	(0.06)	(0.05)

Amount in comformity with US GAAP: (United States Dollars)
	December 31,
Selected Consolidated Statement of Financial Position Data	2009	2008	2007

Total assets	1,136,369	1,642,605	6,506,695
Total liabilities	1,925,709	626,549	743,797
Share capital	38,792,139	39,109,658	38,877,347
Contributed surplus	4,711,378	4,286,347	2,972,267
Warrants	112,355	1,936,339	3,049,862
Accumulated other comprehensive income	(577,454)	(577,454)	(577,456)
Deficit	$(44,206,549)	$(43,863,334)	$(38,559,122)

	2009	2008	2007

Equipment and mineral property interests	1,096,514	1,044,553	1,217,013
Shareholders’ equity (deficiency)	(789,340)	1,016,056	5,762,898
Number of outstanding common shares	16,894,310	15,751,987	15,648,987

	For the years ended December 31,
Selected Consolidated Statement of Income Data	2009	2008	2007
Revenue	$--	$--	$--
Investment and other income	--	--	--
General and administrative expenses	218,688	2,060,237	1,928,483
Exploration expenses	1,175,520	2,586,625	3,188,134
Ceramext research costs	92,340	447,809	629,148
Write-down of mineral property interests	75,169	--	--
Loss according to financial statements	(1,561,717)	(5,094,671)	(5,745,765)
Loss per share – basic and diluted	(0.09)	(0.32)	(0.56)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Emgold has developed and is planning to use commercially available technology in connection with the operation of the I-M Project to process development rock (rock mined to access the gold ore) and mine tailings (the remains of the gold ore after the gold has been removed).  Permitting of the I-M Project includes a 1,200 ton per day recycled stone and ceramics, processing facility, which may be the first commercial plant of its kind. This technology is being developed in Emgold’s wholey owned subsidiary, GBC. The Company is in the process of  converting GBC into and independent operating entity. The Company has decided to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, if possible, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants.

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

Exploration Activity
In fiscal 2011, Emgold incurred $503,544 compared to a recovery of (2010 – $4,154) and compared to a recovery of (2009 - $7,611) in exploration expenditures on the Stewart property.  In fiscal 2008, summary reports of the work program in fiscal 2007 were completed.  No exploration activity was carried out in fiscal 2009.

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

In 2011, Emgold continued sampling of the Black Eagle Fault. The Company expanded the Buckskin Rawhide Property by staking 6 claims totalling 120 acres. The Company also announced initial results of surface sampling of the Chicago Mountain area. A bulk disseminated gold exploration target, called the Chicago Mountain Bulk Disseminated Target, was identified being approximately 4,000 feet long by 400 feet wide. A total of 105 historic grab samples in the target area averaged 0.04 ounces per ton gold. Emgold has taken 15 samples in this target area to date, with average grades of 0.02 ounces per ton gold. Ten reverse circulation drill holes were drilled by Kennecott historicall in the mineralized area, with the average grade of mineralization in the holes being 0.008 ounces per ton gold and mineralization to a depth of 165 feet (and open to expansion at depth).

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

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2011 and 2010 and the related notes thereto.  Emgold’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.   We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards.

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

Office and administration expenses decreased $68,330 from $237,233 in fiscal 2009 to $168,903 in fiscal 2010.  Administrative expenses include telephone, courier and other direct costs.  The expense decreased compared with the previous year as a result of various fluctuations in other direct costs as a result of sharing of office space as well as various cost cutting initiatives such as a reduction in the amount of corporate office space, project office space, and warehouses space used by Company personnel in Vancouver and Grass Valley.

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

2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of CDN$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant (a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 24 months, one additional Share at a price of CDN $ 0.15.

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

In December 2010, the Company completed a non-brokered private placement financing of 2,272,727 flow-through units at a price of Cdn$ 0.22 per unit. Each unit consists of one flow-through common share and one-half of one transferable non-flow-through share purchase warrant, totalling 1,136,363 warrants. Each warrant is exercisable for a period of 24 months from the date of issue at a price of Cdn $0.30 per share. Finder’s warrants totalling 159,090 were awarded in relation to the financing. Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one additional common share of the Company at a price of Cdn $0.22.

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

2008

During 2008, 18,739,823 warrants exercisable at prices ranging from Cdn$0.26 to Cdn$0.50, expired, unexercised. In addition, 1,158,000 stock options exercisable at prices ranging from Cdn$0.15 to Cdn$1.00 were cancelled and 87,500 stock options were exercised by an officer of the Company with an exercise price of $0.15.  In 2008, 942,500 warrants were exercised at prices ranging from Cdn$0.11 to Cdn$0.15.

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

Going Concern

At December 31, 2011, the company has a working capital surplus, however, substantial additional financing will be required to continue permitting activities at the required level to obtain the CMUP by  2013.  Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.  The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the Idaho-Maryland project.  Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years, but if the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture with respect to the I-M Project.  If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide Property in Nevada or the Koegel Rawhide Property in Nevada.

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

Preference shares, issued

	Number of Shares	Amount
Equity portion of Class A Convertible Preference Shares, December 31, 2010
Contributed Surplus	-	$-
Equity portion of Class A Convertible Preference	-	-
Shares, December 31, 2011	-	-

Debt portion of Class A Preference Shares	December 31, 2011	December 31, 2010
Balance, beginning of year	$-	$727,674
Accretion	-	4,471
Realized foreign exchange loss		12,185
Unrealized foreign exchange loss	-	(100,657)
Allocated gain on conversion Transferred to equity	-	(643,673)

Balance, end of year	$-	$-

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

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at April 26, 2012	% Of Issued And Outstanding	Principal Business Activities Outside the Company

Sargent H. Berner – Non-Executive Chairman of the Board since May 2010, Chief Executive Officer and Chairman to May 2010	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	43,967.0748%		Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Chief Financial Officer and was Co-Chairman of the Board (to February 2009)	ValGold Resources Ltd.., Paragon Minerals Corporation, Matrix Management Fund. Director or senior officer of an insider of: Mavrix Resource Fund 2004 – II Limited Partnership, Mavrix Resource Fund 2004 Limited Partnership and Mavrix Explore 2006 – 1 FT Limited Partnership-	5,000.0085%		Partner, Bobot & Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership, HMZ Metals Inc, Pacific Stratus Energy Limited	200,000.3401%		Chief Executive Officer, ValGold Resources Ltd., Chairman of HMZ Metals Inc.

William J. Witte - Director, (Chief Executive Officer to July 25 2007), President, CEO and Director of Golden Bear Ceramics Company	ValGold Resources Ltd.	57,504.0978%		Businessman and Mining Consultant

David Watkinson – President and Chief Executive Officer and Director	None	18,800.0320%		None

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2011, is as set out below:

Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Sargent H. Berner	2011	NIL	NIL	20,098	NIL	NIL	NIL	NIL	20,098
Chairman and –CEO(4)	2010	NIL	NIL	37,863	NIL	NIL	NIL	21,000	58,863(4)
Kenneth R. Yurichuk(5)	2011	NIL	NIL	NIL	NIL	NIL	NIL	42,634	42,634
Chief Financial Officer	2010	NIL	NIL	47,220	NIL	NIL	NIL	47,988	96,200(5)
David G. Watkinson(6)	2011	185,000	NIL	NIL	NIL	NIL	NIL	NIL	185,000
President & COO	2010	185,000		127,630	NIL	NIL	NIL	NIL	312,630

Notes:
(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Consulting fees were paid directly to Kent Avenue Consulting Ltd., a private company controlled by a director, Sargent H. Berner.
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

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2011, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Sargent H. Berner	18,000	0.175	19-Nov-2013	NIL	N/A	N/A
	15,000	0.175	12-July-2014	NIL	N/A	N/A
	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-2015	NIL	N/A	N/A
	100,000	0.25	8-Dec-2015	NIL	N/A	N/A
Kenneth R.Yurichuk	150,000	0.175	11-Dec-2012	NIL	N/A	N/A
	93,333	0.25	17-Mar-2015	NIL	N/A	N/A
	100,000	0.25	8-Dec-2015	NIL	N/A	N/A
David G. Watkinson	100,000	0.175	11-Dec-2012	NIL	N/A	N/A
	50,000	0.175	12-May-2013	NIL	N/A	N/A
	93.333	0.25	17-Mar-2015	NIL	N/A	N/A
	600,000	0.25	8-Dec-2015	NIL	N/A	N/A

Notes:
(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.13 per share on December 31, 2011.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2011, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	NIL	N/A	N/A
Kenneth R. Yurichuk	NIL	N/A	N/A
David G. Watkinson	NIL	N/A	N/A

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

Stock Options Held by Directors and Senior Management as at December 31, 2011

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William J. Witte, Director	60,000	Common	0.175	November 19, 2013
	20,000	Common	0.175	July 12, 2014
	25,000	Common	0.175	December 11, 2012
	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
Subtotal	298,333

Sargent H. Berner	18,000	Common	0.175	November 19, 2013
Director, and Non-Executive	15,000	Common	0.175	July 12, 2014
Chairman	150,000	Common	0.175	December 11, 2012
	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
Subtotal	376,333

Kenneth Yurichuk	150,000	Common	0.175	December 11, 2012
Director, Chief Financial Officer	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
Subtotal	343,333

David Watkinson	100,000	Common	0.175	December 11, 2012
President and Chief Executive	50,000	Common	0.175	May 12, 2013
Officer, Director	93,333	Common	0.25	March 17, 2015
	600,000	Common	0.25	December 8, 2015
Subtotal	843,333

Stephen J. Wilkinson, Director	5,000	Common	0.175	November 19, 2013
	1,000	Common	0.175	July 12, 2014
	100,000	Common	0.175	December 11, 2012
	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
Subtotal	299,333

TOTAL	2,160,665	Common

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

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

TSX Venture Exchange: EMR – Trading in Canadian Dollars (post-consolidation, prior years adjusted to reflect consolidation)
	High	Low
	($)	($)
Annual
2012 (to April 25)	0.14	0.07
2011	0.29	0.07
2010	0.42	0.12
2009	0.80	0.20
2008	2.80	0.20
2007	3.50	1.10

Calendar 2011
First Quarter	0.29	0.12
Second Quarter	0.15	0.11
Third Quarter	0.15	0.08
Fourth Quarter	0.19	0.07

Calendar 2010
First Quarter	0.42	0.22
Second Quarter	0.26	0.12
Third Quarter	0.30	0.13
Fourth Quarter	0.28	0.19

Calendar 2009
First Quarter	0.60	0.40
Second Quarter	0.70	0.30
Third Quarter	0.90	0.50
Fourth Quarter	0.70	0.40

Calendar 2008
First Quarter	2.80	1.30
Second Quarter	2.20	1.40
Third Quarter	1.70	0.60
Fourth Quarter	0.90	0.20

Calendar 2007
First Quarter	3.50	2.60
Second Quarter	3.20	1.60
Third Quarter	2.00	1.10
Fourth Quarter	2.00	1.10

Month ended
March 31, 2012	0.11	0.09
February 29, 2012	0.12	0.11
January 31, 2012	0.11	0.10
December 31, 2011	0.13	0.11
November 30, 2011	0.14	0.12

The high, low and closing price of the Company’s common stock on April 25, 2012, was Cdn$0.08 Cdn$0.08 and Cdn$0.08, respectively.  The Company’s common stock is issued in registered form.

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

Exchange Rate Sensitivity
The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada.  The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated in Canadian dollars.  Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures.  In future, it will be necessary to do further equity or other forms of financing.  The funds may be received in either Canadian or U.S. dollars.  Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk.  The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction.  The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material.  Exchange gain in fiscal 2011 was $40,297 on $2.3million in expenditures, a nominal amount.

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

We carried out an evaluation, under the supervision and with the participation of our management, including the our president, of the effectiveness of the design and operation of our “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report. Based upon that evaluation, our president concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to our company required to be included in our periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

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

	Years ended December 31,
Services:	2011 (Cdn$)	2010 (Cdn$)
Audit Fees	89,329	$71,000

Audit-Related Fee (1)	5,775	--

Tax Fees	2,485	--

All Other Fees (2)	28,250	--

Total Fees	$125,839	$71,000

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