Form 20-F/A
period 2011-12-31
EMGOLD MINING CORP
filed 2013-05-03
CIK 1199392

May 3, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
Amendment No. 3

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

YES ☐
NO ☑

EXPLANATORY NOTE

This Form 20-F/A, Amendment No. 3, includes revisions to Item 3.A, "Selected Financial Data," to provide certain clarifying information related to our adoption of International Financial Reporting Standards; Item 15, “Controls and Procedures,” to provide information about the framework used by management to evaluate the effectiveness of internal control over financial reporting; Item 16F, “Change in Registrant’s Certifying Accountant,” to include disclosure previously filed in Amendment No. 1 to this report but inadvertently omitted from Amendment No. 2; and Items 17 and 18, “Financial Statements,” to indicate that our financial statements were prepared in compliance with Item 18 rather than Item 17, as previously indicated in Amendment No. 1. We have also included in this amendment financial statements and officer certifications that were inadvertently omitted from Amendment No. 2 but were included with the original filing of this report and Amendment No. 1. In all other respects, this Form 20-F/A is unchanged from Amendment No. 2 filed on January 16, 2013.

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

The selected consolidated statement of financial position data as of December 31, 2008 and 2007, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2008 and 2007 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2011 and 2010 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2010 by applying IFRS 1: First Time Adoption of International Reporting Standards. These first annual consolidated financial statements have been prepared in accordance with IFRS 1, First-Time Adoption of International Financial Reporting Standards.  The accounting policies we adopted comply with International Financial Reporting Standards in effect at the end of our first IFRS reporting period on December 31, 2011. The accounting policies have been consistently applied in the opening consolidated statement of financial position at 01 January 2010, and throughout all subsequent years presented. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009, 2008 and 2007 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009, 2008 and 2007 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP. The information based on US GAAP is not comparable to information prepared in accordance with IFRS.

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

b)  Management’s annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of April 19, 2012. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at April 19, 2012, the Company’s internal control over financial reporting is effective at December 31, 2011, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the fourth quarter of 2011 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable.  See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Independent Auditor’s Report	F-1

Consolidated Statements of Financial Position as at December 31, 2011 and 2010	F-1

Consolidated Statements of Comprehensive Income for the years ended December 31, 2011 and 2010	F-1

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2011 and 2010	F-1

Consolidated Statements of Cash Flows for the years ended December 31, 2011 and 2010	F-1

Notes to the Consolidated Financial Statements for the years ended December 31, 2011 and 2010

ITEM 19.	EXHIBITS

Index to Exhibits

The following exhibits are filed with this Annual Report on Form 20-F in respect of the current year and are incorporated by reference.

Exhibit Number	Description
F-1
Consolidated Financial Statements for the Years Ended December 31, 2011, 2010 and 2009, including Management’s Responsibility for Financial Reporting and Auditor’s Report from MSCM LLP, Chartered Accountants(2011) and PricewaterhouseCoopers LLP, Chartered Accountants( 2010 and 2009).

F-2	Management Discussion and Analysis for the Three Months and Year Ended December 31, 2011.
1.1*	Articles and Memorandum of Emgold Mining Corporation; originally incorporated as 361869 B.C. Ltd. on March 17, 1989 and, as refilled on Form 6-K 0001137171-10-000084 on February 8, 2010.
2.1*	2005 Stock Option Plan (10% Rolling) – June 8, 2005.
4.1*	World Wide License Agreement with Ceramext, LLC dated September 17, 2003.
4.2*	Standard Industrial Lease - Gross and Lease Addendum and Option Agreement with Mediation/Arbitration of Disputes attachment - dated April 7, 2004, with H & D Shluker Family Trust.
4.3*	Standard Industrial/Commercial Single-Tenant Lease – dated March 1, 2007, Lease Addendum –dated April 1, 2007, and Option Agreement – dated March 21, 2007, with H & D Shluker Family Trust.
4.4*	Option Agreement on the Jazz Property (formerly Dog Claim Group) dated March 15, 2004, with Mr. M.A. Kaufman.
4.5*	Amended lease agreement between Mary Bouma, Erica Erickson, and William Toms and the Idaho-Maryland Mining Corporation, dated January 26, 2007.
4.6*	Amended lease agreement between Mary Bouma, Erica Erickson, and the William Toms Estate and the Idaho-Maryland Mining Corporation, executed February 6, 2009.
4.7*	Mining Lease and Option to Purchase Agreement on the Rozan Property, between Emgold Mining Corporation and Valterra Resource Corporation, dated January 13, 2010.
4.8*	Mining Lease and Option to Purchase Agreement between Nevada Sunrise, LLC, and Emgold Mining Corporation, dated November 24, 2009.
5.1*	United States Patent No.: US 6,547,550 B1, dated April 15, 2003 (Guenther).
8.1*	List of subsidiaries.
11.1*	Code of Ethics.
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.
15.1*	Preliminary Assessment Technical Report dated November 22, 2004, prepared by AMEC Americas Limited.
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

/s/ Grant T. Smith
Grant T. Smith, Chief Financial Officer

DATED: May 3, 2013