Form 20-F
period 2012-12-31
EMGOLD MINING CORP
filed 2013-05-17
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2012

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
(Jurisdiction of incorporation or organization) Suite 1010, 789 West Pender Street Vancouver, British Columbia, Canada, V6H 1H2
(Address of principal executive offices)
Grant T. Smith Suite 1010, 789 West Pender Street Vancouver, British Columbia, Canada, V6H 1H2 Tel: (604) 639-0909 Fax: (778) 375-3109
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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 66,651,462

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Item 17☐ Item 18 ☐ NOT APPLICABLE

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

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

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

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2012, 2011, 2010, 2009, and 2008 was derived from the Company’s consolidated financial statements as audited by MNP LLP, Chartered Accountants for 2012, MSCM LLP, Chartered Accountants for 2011 and PricewaterhouseCoopers LLP, Chartered Accountants for the years 2010, 2009, and 2008, as indicated in the audit reports included elsewhere in this Annual Report. The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

The selected consolidated statement of financial position data as of December 31, 2009 and 2008, and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the years ended December 31, 2009 and 2008 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009 and 2008 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009 and 2008 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP. The information based on US GAAP is not comparable to information prepared in accordance with IFRS.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2012, 2011 and 2010 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

At the Annual and Special General Meeting of our shareholders held on September 18, 2009, the shareholders approved a special resolution to alter the Company’s authorized share structure by consolidating all of the issued and outstanding common shares without par value, of which 168,972,873 common shares were then issued on the basis of ten (10) pre-consolidation common shares for one (1) post-consolidation common share. After adjusting for rounding, 16,894,310 common shares were issued and outstanding after giving effect to this consolidation. The issued and outstanding Class A preference shares were consolidated on the same basis, resulting in 398,483 Class A preference shares, after consolidation. The share consolidation of the common shares without par value and the Class A preference shares was effective December 21, 2009. All periods presented have been retroactively adjusted to reflect this reverse split.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Amount in conformity with IFRS:

(United States Dollars)

		December 31,
Selected Consolidated Statement of Financial Position Data	2012	2011	2010
Total assets	$1,677,936	$ 2,198,166	$ 2,207,283
Total liabilities	1,125,067	1,543,237	661,707
Contributed surplus	7,035,197	6,800,722	6,629,389
Accumulated other comprehensive income (loss)	--	--	--
Share capital	43,390,203	42,817,739	41,490,268
Equity component of convertible preference shares	--	--	--
Warrants	686,349	1,219,617	1,271,008
Deficit	(50,558,880)	(50,183,149)	(47,845,089)
Equipment and mineral property interests	$1,474,581	$ 1,053,339	$ 1,120,075
Shareholders’ equity (deficiency)	552,869	654,929	1,545,576
Number of outstanding common shares	66,651,462	58,714,504	38,552,444

No cash or other dividends have been declared on common shares.

		For The Years Ended December 31,
Selected Consolidated Statement of Income Data	2012	2011	2010
Revenue	$ --	$ --	$ --
Investment and other income	--	--	--
General and administrative expenses and other items	(811,598)	1,030,920	402,596
Exploration expenses	1,187,329	1,307,140	670,491
Ceramext research costs	--	--	--
Write-down of mineral property interests	--	--	--
Loss according to financial statements	(375,731)	(2,338,060)	(1,073,087)
Loss per share – basic and diluted	(0.01)	(0.06)	(0.05)
Amount in conformity with US GAAP: (United States Dollars)
Selected Consolidated Statement of Financial Position Data	December 31,
	2009	2008

Total assets	$ 1,136,369	$ 1,642,605
Total liabilities	1,925,709	626,549
Share capital	38,792,139	39,109,658
Contributed surplus	4,287,301	4,286,347
Warrants	112,355	1,936,339
Accumulated other comprehensive income	(577,454)	(577,454)
Deficit	(44,206,549)	(43,863,334)

10

	2009	2008

Equipment and mineral property interests	1,096,514	1,044,553
Shareholders’ equity (deficiency)	(789,340)	1,016,056
Number of outstanding common shares	16,894,310	15,751,987
	December 31,
Selected Consolidated Statement of Income Data	2009	2008
Revenue	$ --	$ --
Investment and other income	--	--
General and administrative expenses	218,688	2,060,237
Exploration expenses	1,175,520	2,586,625
Ceramext research costs	92,340	447,809
Write-down of mineral property interests	75,169	--
Loss according to financial statements	(1,561,717)	(5,094,671)
Loss per share – basic and diluted	(0.09)	(0.32)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Financial Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Emgold currently has no source of operating cash flow, a negative working capital position, and has a history of operating losses. Emgold currently has no revenue from operations and all of its mineral property interests are in the exploration or development stages. The Company does not expect to receive significant revenue from operations at any time in the near future, and Emgold has had no prior years’ history of earnings or operating cash flow. Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold has no source of revenue other than interest income. The Company has potential to generate income by advancing its exploration and development properties into production or by conducting the sale, joint venture, or other business transactions related to its properties. A mining project can typically require ten to twenty years or more between discovery, definition, development construction, and eventually operation. As a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At December 31, 2012, Emgold had working capital deficiency of $923,000, compared to a working capital surplus of $652,000 at December 31, 2011. Working capital is defined as current assets less current liabilities.

The Company has taken significant steps to reduce operating costs since 2008. The Company is currently exploring all options that have potential to generate cash for the Company, including equity investment, sale of assets, joint ventures, mergers, or other types of business transactions. The Company cannot guarantee the success of any of these transactions.

Emgold may be unable to obtain the funds necessary to hold or conduct further exploration or permitting activities for its properties. Emgold is undergoing a three phase permitting process to complete an Environmental Impact Report and to obtain a Conditional Mine Use Permit for the I-M Project, located in Grass Valley, California. On October 26, 2011, Phase 3 of the permitting process was placed on hold by the Company pending resurgence of the junior mining equity markets. On September 10, 2012, the Company’s permitting application was “deemed withdrawn” by the City due to inactivity and the Company was instructed it would have to re-file its applications when it had the funds to move forward. It is unknown if and when additional funds will be available to advance the I-M Project and the Company has stated that if necessary, the Company will drop the project to focus on other assets the Company currently has in its portfolio (see 26 October 2011, 07 September 2012, and 01 February 2013 press releases).

On 01 February 2013, subsequent to year end, a Lease Option to Purchase Agreement for 91 acres of surface rights and 2,750 aces of mineral rights associated with the Idaho-Maryland Project expired. The Company is in negotiations to extend this Agreement on more favourable terms. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio (see 01 February 2013 press release).

Additional capital will ultimately be required to place the Idaho-Maryland Project (“I-M Project”) into commercial production. To date, the only sources of funds that have been available to the Company are from the sale of equity capital or the offering by the Company of an interest in its properties to be earned by another party or parties carrying out further development thereof.

In 2012 and 2013, Emgold announced a series of transactions with Rawhide Mining LLC (“RMC”) whereby RMC will provide Cdn$1.0 million in equity financing to Emgold in a series of tranches (See 14, 19, and 26 November press releases, 28 December 2012 press release, and 30 January 2013 press release). Part of these financings, totalling $510,000, will be used to purchase the underlying property and royalty rights to 52 claims that are part of the Buckskin Rawhide East Property, NV. Upon completion of these transactions, the Buckskin Rawhide East Property will be leased to RMC who will explore the property. The lease will include:

1.	The Lease Term is 20 years.
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.	Upon bringing the property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be US$15 per ounce of gold when the price of gold ranges between US$1,200 per ounce and US$1,799 per ounce. If the price of gold exceeds US$1,800 per ounce, the Bonus Payment will increase to US$20 per ounce
12

8.	After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

In 2012, Emgold completed exploration work on its Stewart and Rozan properties in B.C using flow through funds. The assessment work filings with B.C. Mineral Titles for these properties ensure the Company’s retains title for these properties until 2023 without additional exploration work.

Property payments for the Koegel Rawhide and Buckskin Rawhide West properties, both of which are leases, remain small at this point in time and payments can be made in Emgold stock at this point in time, allowing them to be retained without the need for cash in the short term.

Emgold presently does not have sufficient financial resources to undertake all of the Company’s plans as outlined in previous periods, and will require additional financing to complete the permitting of the I-M Project and start the engineering studies to enable the I-M Project to enter the feasibility stage of development. The Company also requires additional funds to complete exploration of its exploration of its properties, excluding Buckskin Rawhide assuming the above transactions are completed. Currently the Company is reviewing strategies for equity financings, joint ventures, mergers, or other business transactions that may be able to carry the Company through the next year of operations and into the future. The Company cannot guarantee the success of any of these transactions. The transactions, if completed, could result in dilution of the Company’s shares.

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

The ability to raise funds for exploration and development in a venture capital company is affected by factors such as the price of gold, a factor over which the Company has no control. Annual average, high and low gold prices since 2000 are shown below, demonstrating the fluctuation in the price of gold (source: Kitco.com). Metals prices also affect the rate of return of a mining property that reaches the development stage over the longer term.

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	264.10
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1011.25	712.50
2009	972.35	1212.50	810.00
2010	1224.53	1421.00	1058.00
2011 2012	1571.52 1,668.98	1895.00 1,791.75	1319.00 1,540.00

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company’s share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company’s ability to raise funds. The world markets are currently being affected by a major recession in the U.S., a deficit crisis in the U.S., high oil prices, political turmoil in the Middle East, a European debt crisis, and other international economic and political factors. Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece. This has caused record deficits in several countries, including the U.S. These crises, which have occurred over a multi-year period, have affected the Company’s ability to raise capital and have negatively impacted the stocks of many junior exploration companies. It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company’s ability to raise necessary capital and advance the I-M Project or its exploration properties.

Emgold may not be able to find equity investment to further fund GBC to build a recycled stone and ceramics processing facility using commercially available technology to process mine waste at the I-M Project. Emgold has developed and is planning to use commercially available technology in connection with the operation of the I-M Project to process development rock (rock mined to access the gold ore) and mine tailings (the remains of the gold ore after the gold has been removed). Permitting of the I-M Project includes a 1,200 ton per day recycled stone and ceramics, processing facility, which may be the first commercial plant of its kind. This technology is being developed in Emgold’s wholly owned subsidiary, GBC. The Company is in the process of converting GBC into and independent operating entity. The Company has decided to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, if possible, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants.

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

Environmental and Regulatory Risk Factors

Emgold may be unable to obtain necessary permits for the I-M Project. IMMC has submitted applications to acquire a Conditional Mine Use Permit (“CMUP”) and other entitlements to allow the Company to dewater, explore, construct, operate, and reclaim the Idaho-Maryland Mine in Grass Valley, California. The Company has a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region, as well as to obtain their input and incorporate it into the project permitting. Additional environmental investigations may be required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore. Currently the Company believes that the potential to obtain the permits is reasonable provided that the Company is able to maintain adequate funding through the permitting process. Obtaining or reviewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control. Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

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

The I-M Project could have “growth inducing impacts” in Grass Valley, CA. The Company will need to address those impacts associated with growth due to industrial development proximate to an urban center. The Company believes that it has defined and disclosed the extent of and can mitigate the potential impacts in all of these areas in ways satisfactory to all of its stakeholders. Where required and agreed, local jurisdictions may receive direct compensation for the cost of improving roadway intersections and expanding services to accommodate potential increased demands on social services and local infrastructure.

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required. The Company has historically leased this property and is not conducting any mining operations, therefore no reclamation liability has been accrued. As part of the CMUP process, the Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site. The Company worked with the California Regional Water Quality Control Board and has remediated the location where two historic fuel tanks were removed by the previous owners of the land. Costs for cleanup and short and long term liabilities for cleanup of the site are being addressed with State and local agencies. Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this property and discontinue the project. However, information available at this time indicates that cleanup of the site can be completed in a reasonable and economic fashion, and this cleanup will be a benefit to the local community in the long term.

California is in the process of implementing a number of rules related to air quality and greenhouse gas emissions through the California Air Resources Board under the California Global Warming Solutions Act (AB32). These regulations include cap-and-trade legislation that is being designed to reduce California’s green house gas emissions to 1990 levels by the year 2020 and ultimately achieve an 80% reduction in green house gas emissions from 1990 levels by the year 2050. The cap and trade program started on January 1, 2012 with an enforceable compliance obligation beginning with 2013 green house gas emissions. The legislation is being developed on an ongoing basis and is constantly being modified and amended. While this new legislation is being addressed as part of the permitting process for the I-M Project, it is unknown how this legislation will impact operating and capital costs of the project and such impacts, as a worst case, could result in the I-M Project not being economically viable. It is expected that as part of the CMUP process, IMMC will be required to mitigate any air quality impacts that may result from the I-M Project. The scope and cost of these mitigations are unknown at this time.

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

Failure to comply with environmental and reclamation rules could result in penalties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company has estimated that no funds are required for reclamation at the I-M Project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program. The Company is not conducting any mining operations; therefore, no reclamation liability has been accrued. To date Emgold has been successful in obtaining all permits that it has applied for and believes it has a good working relationship with local regulators. The Company and its employees have been engaged in the exploration and development of mineral properties for many years. Currently, the operations of the Company have been limited to exploration and permitting. To date, no mining activity has yet been undertaken by the Company.

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

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results. Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results. In fiscal 2012, the Company received $577,450, net of issue costs, from the issuance of common shares in private placement and from the exercise of warrants. The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is United States dollars.

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

Risks Relating to an Investment in the Securities of the Company

The Company could be deemed a Passive Foreign Investment Company, which could have negative consequences for U.S. investors. Potential investors who are U.S. taxpayers should be aware that Emgold expects to be a passive foreign investment company (“PFIC”) for the current fiscal year, appears to have been a PFIC in prior years and may also be a PFIC in subsequent years. If Emgold is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of Emgold. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of Emgold’s net capital gain and ordinary earnings for any year in which Emgold is a PFIC, whether or not Emgold distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the common shares over the taxpayer’s tax basis therein. U.S. taxpayers are advised to seek the counsel of their professional tax advisors.

The liquidity of our shares in the United States markets may be limited or more difficult to effectuate because we are a “Penny Stock” issuer. Emgold’s stock may be subject to U.S. “Penny Stock” rules, which may make the stock more difficult for U.S. shareholders to trade on the open market. The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in “penny” stocks. Penny stocks are equity securities with a price of less than $5.00 per share (other than securities that meet certain requirements, including, for example, securities registered on certain national securities exchanges provided that current prices and volume information with respect to transactions in such securities is provided by the exchange or system).

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

The market for the Company’s stock has been subject to volume and price volatility, which could negatively affect a shareholder’s ability to buy or sell the Company’s shares. The market for the common shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry as well as factors unrelated to the Company or its industry.

In 2007 and continuing, the U.S. credit markets began to experience serious disruption due to a deterioration in residential property values, defaults and delinquencies in the residential mortgage market (particularly, sub-prime and non-prime mortgages) and a decline in the credit quality of mortgage backed securities. These problems led to a slow-down in residential housing market transactions, declining housing prices, delinquencies in non-mortgage consumer credit and a general decline in consumer confidence. These conditions have continued, causing a loss of confidence in the broader U.S. and global credit and financial markets and resulting in the collapse of, and government intervention in, major banks, financial institutions and insurers and creating a climate of greater volatility, less liquidity, widening of credit spreads, a lack of price transparency, increased credit losses and tighter credit conditions. Notwithstanding various actions by the U.S. and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions caused the broader credit markets to further deteriorate and venture stock markets to decline substantially. In addition, general economic indicators can affect the markets including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. Economic factors in Europe, Asia and elsewhere around the world may cause further deterioration in economic indicators. Potential exists for interest rate increases as the U.S. deficit grows, which may further slow economic recovery.

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 4,969,665 stock options outstanding (at December 31, 2012), which are exercisable at prices ranging from Cdn$0.15 to Cdn$0.25 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2012, there were 35,495,784 warrants exercisable at a weighted average exercise price of $0.25. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2012, include the 35,495,784 warrants and underlying warrants, and the 4,969,665 stock options above, which collectively represent approximately 61% (2011 - 70%) of Emgold’s issued shares as at December 31, 2012.

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

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”). The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation. The City has been designated to be the Lead Agency in the permitting process. The City commenced work to complete the permitting process for the Project, which was divided into three phases: Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report. The City will then need to approve a Conditional Use Permit for the I-M Project. To date, Phase 1 and 2 have been completed.

Emgold also has additional mineral properties: the Rozan property in B.C. (fully vested), the Stewart property in B.C. (fully vested), the Buckskin-Rawhide East property in Nevada (6 claims 100% owned, 40 claims 75% owned, and purchase of the remaining 25% of the 40 claims currently being completed), the Buckskin Rawhide West property in Nevada (under option), and the Koegel Rawhide property in Nevada (under option). All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada. Nevada properties are in the Rawhide mining district near Fallon, Nevada. The I-M Project is in the Grass Valley mining district in Grass Valley, CA.

B.	Business Overview

General

(i)	Nature of Company: Emgold has historically been a mineral exploration company. The Company plans to permit and ultimately re-open the historic Idaho-Maryland Mine, located in Grass Valley, California. The Idaho-Maryland Mine was the second largest underground gold mine in California, producing 2.4 million ounces of gold between 1862 and 1956. The I-M Project is adjacent to the historic Empire Mine, which was the first mine operated by Newmont Mining Corporation. The Empire Mine produced 5.8 million ounces of gold from 1850 to 1956, and was the largest gold mine in California. The Grass Valley District produced over 17 million ounces of gold. Emgold believes the I-M Project to be one of the largest underground gold exploration targets in North America with potential to become a significant high grade producing mine. Plans are to construct a 2,400 ton per day underground gold mine and gold processing facility, and establish Emgold as a mid-tier producing company.

Emgold also has two early-stage mineral exploration projects in British Columbia that contain tungsten, molybdenum, silver, gold, and other mineralization. These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition. The company has an early stage gold and silver exploration project called the Buckskin-Rawhide East Property in Nevada where it owns 100% of 6 claims and 75% of 40 claims. It currently has an agreement to acquire the remaining 25% of the 40 claims and is in the process of completing this transaction. Once is has 100% ownership of the 52 claims, the property will be leased to RMC who plan to conduct exploration and, if exploration is successful, potentially bring the resources discovered into commercial production at the Denton Rawhide Mine. Emgold also has two additional early stage exploration projects in Nevada called Buckskin Rawhide East and Koegel Rawhide.

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

(ii)	Principal Markets: Not Applicable.
(iii)	Seasonality: Not Applicable.
(iv)	Raw Materials: Not Applicable.
(v)	Marketing Channels: Not Applicable.
(vi)	Dependence: Not Applicable.
(vii)	Competitive Position: Not Applicable.
(viii)	Material Effect of Government Regulation: The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation would not have an adverse effect on any exploration or mining project which the Company might undertake.
22

Idaho-Maryland Mining Corporation

The Company is seeking to reopen the historical Idaho-Maryland Mine (also referred to in this Annual Report as “I-M Project”, or the “Idaho-Maryland”), in accordance with all applicable federal, state, and local laws and regulations. Readers are cautioned that a Conditional Mine Use Permit (“CMUP”) is required in order to remove water from the existing mine workings at the I-M Project and to conduct underground exploration and complete a feasibility study.

The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the Project Applications were received as substantially complete on May 24, 2005. Following this, the City completed Phase 1 of the permitting process to obtain the CMUP with included completion of a Master Environmental Assessment (“MEA”) in June 2006. Phase 2 was the Notice of Preparation and Initial Study (“NOP” and “IS”), which was completed on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

Phase 3, the preparation of an Environmental Impact Report (“EIR”), was commenced by the City in June 2008. A Draft EIR was completed in October, 2008. The public hearings related to the Draft EIR were completed in January 2009. The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year. The Company’s internal review of the Draft EIR concluded that the City and its consultants had failed to analyze the clean up of historic tailings on the Idaho-Maryland site and this failure would require a revised Draft EIR and recirculation for public comment. After meeting with various public agencies in the first half of 2009 and knowing that re-circulation would be required, the Company elected to make several improvements to the I-M Project based on its internal review of the Draft EIR and analysis of public comment.

The Company’s 2011 Revised Project Application was accepted by the City in May 2011. The City then completed a competitive bid process in November 2011 and elected to retain a new consultant to complete the EIR process. With a budget, scope, and schedule now available to complete Phase 3 of the permitting process, the Company requested 90 days to complete financing activities to allow it to move forward with the permitting process. The Company indicated it might take longer than 90 days to complete financing, given the poor equity markets. At the end of the 90 days, the Company updated the City, explaining the continuing poor equity markets, and asked for another 90 days to obtain financing. The City elected to give the Company 180 days, or until September 10, 2012 or the Company’s applications would be “deemed withdrawn” and would have to be resubmitted when the Company had sufficient funds in place. On September 7, 2012, with worsening equity markets, the Company put out a press release and notified the City that the applications would be deemed withdrawn.

Once funding is available and the Company resubmits its Project Application, it is expected a Revised Draft EIR will be completed, with public comment, followed by completion of the Final EIR. The Final EIR is expected to take approximately 12 to 18 months from commencement of the work. Emgold is currently attempting to raise funds to allow the permitting process to move forward. The Company estimates the budget to be $2.5 million to complete the CMUP process, excluding corporate overhead costs.

The Company has a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project that was originally signed in 2003 and had a five-year term. The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Idaho-Maryland Project. Emgold owns certain other mineral and surface rights associated with the Project. The BET Agreement has been extended three times to date, with the last extension from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period were $30,000 per quarter. The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing. At December 31, 2012, the Company was in compliance with all the terms of the BET Agreement. However, on February 1, 2013, the BET Agreement expired as announced by press release dated 01 February, 2013. The Company is currently in negotiations to extend the BET Agreement. The success or failure of these negotiation is unknown at this time. Emgold has stated that if negotiations are unsuccessful, it will drop the IM property to focus on other assets the Company currently has in its portfolio.

Under a previous lease agreement extension, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, was added to the purchase price of the Property, the first installment of which was to become due on February 1, 2013 under the third lease extension, in the event that the Company exercises its option to purchase the I-M property. The deferral of $120,000 was subject to interest calculated at 5.25% compounded annually.

There is no guarantee that the City of Grass Valley will approve the project or that other agencies will approve the permits necessary to operate.  However, two gold mines (the Mesquite Mine operated by New Gold Inc. and the Briggs Mine operated by ATNA Resources Ltd.) have recently returned to operation in California. Sutter Gold Mining Inc. has obtained permits to operate the Sutter Gold Mine and Golden Queen Mining Company Ltd is in the process of obtaining permits to open the Soledad Mountain Project in California.

An EIR for the Idaho-Maryland Project was previously completed in 1995 to dewater and explore the mine with Nevada County as the Lead Agency.  Emgold believes there is no technical reason to prevent the mine from being permitted and the risk is the political uncertainty of permitting in the United States and the State of California with constantly evolving regulations at all levels of government that may impact the permitting requirements at some future date. In particular, potential legislation from the California Air Resources Board and the Federal EPA related to carbon emissions and potential cap and trade rules may have an effect on mining operations in the United States.

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

Golden Bear Ceramics Company

Emgold, through GBC, has developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine. The Company believes there is also a global business opportunity to process a wide range of siliceous waste and naturally occurring materials and to produce high quality stone and ceramic building materials. The recycled stone and ceramics technology has been demonstrated on a laboratory and pilot plant basis. It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures. Stone and ceramic materials of high quality, strength, and very low porosity have been produced. The process production volume has not yet been scaled up and therefore cannot be considered commercialized. The Company has determined that the use of commercially available equipment should enable GBC to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes. These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

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

The Company has mineral exploration interests in six properties: the I-M Project (California), the Stewart Property (British Columbia), the Rozan Property (British Columbia), the Buckskin-Rawhide East Property (Nevada), the Buckskin Rawhide West Property (Nevada), and the Koegel Rawhide Property (Nevada). The Company’s principal property is the I-M Project, which is comprised of three separate areas: the Idaho-Maryland, New Brunswick and Round Hole sites.

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

In 2009, the Company acquired 7.13 acres of land called the Round Hole site in Grass Valley, California. The Round Hole site contains a historic five foot diameter shaft that was historically part of the Idaho-Maryland Mine workings. The Company plans to utilize this shaft as a ventilation shaft and escape way as part of the Idaho-Maryland Project development. Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Whisper Property at a deemed market price of Cdn$0.55 on the date of filing.

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

The Company held a 100% interest in the Round Hole Shaft until December 2000. It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired. These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang. As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang. In June 2009, the Company announced it had reached an agreement with Frank A. Lang to re-purchase approximately 7 acres of the original land parcels that were transferred to Mr. Lang’s private company in 2000 and the land transfer was completed in 2010. The subject acreage is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA, and overlies part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft. The agreement to re-purchase was conducted by way of share issuance.

Emgold had incurred significant expenditures on the property prior to 1999. Under Canadian generally accepted accounting principles and the policy of the Company, the status of the property was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1. Gold prices were low, and it was difficult to raise capital for exploration of mineral properties. In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible. Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development. During the year ended December 31, 2012, $537,884 (2011 - $775,500) was expended by the Company on exploration and permitting activities on the I-M Project.

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

In 2010, as part of negotiations for the extension of the BET Agreement, the BET Group agreed to defer fifty percent of the quarterly leases payments for 2010, amounting to $30,000 of the $60,000 per quarter outlined above. The amount of the deferral, totaling $120,000, will be added to the purchase price of the Property, of which the first installment comes due on February 1, 2013 in the event that the Company exercises its option to purchase the I-M property. The deferral of $120,000 will be subject to interest calculated at 5.25% compounded annually.

All other conditions of the original agreement, including the option purchase price and NSR remain unchanged. The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs.

Provided that payments are kept current, the Company may purchase the property at any time. The purchase price at February 1, 2013 would be $6,154,717, which would include the original purchase price increased at 3% per year and the adjustment for the deferred quarterly payment. The Company has capitalized a total of $1,464,274 (2011 - $1,035,163) in Mineral Property Interests, of which $747,219 relates to Idaho-Maryland acquisition costs. Additional properties have been acquired for a total of $717,055.

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

Industrial Minerals Resource and Mineral Reserve Estimates

When Emgold acquired the rights to a potential ceramics technology in 2003, the Company realized that the I-M Project may host mineral resources suitable as feedstock for the process and potentially for aggregate production. Initial investigations of the meta-volcanic rock commenced in June 2004 with a geotechnical drilling program designed to obtain data for the design of a mine access ramp. Geological information from this program was also analyzed to determine if the rock excavated during ramp construction would be suitable feedstock for the ceramics technology. The analysis included surface geologic mapping, outcrop sampling, sampling of the diamond drill core, and testing of samples to assess their suitability for ceramics manufacture. The result of these analyses was the definition of a large volume of igneous rocks of similar composition that were considered satisfactory as an industrial mineral resource suitable for ceramics manufacture. The industrial rocks are adequately defined by core drilling, but further testing, marketing, and production of ceramic products using the ceramics technology, and the beginning of underground development, will be necessary to upgrade this industrial rock into reserves. Sales contracts or actual sales may be required in order to prove the commerciality of the stone and ceramics products to bring the resource into reserve status. No further core drilling of the meta-volcanics is planned until access is developed underground.

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

Measurement uncertainty and impairment assessments

Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs. The mineral property costs that are capitalized relate to mineral property acquisition costs. At December 31, 2012, the carrying value of mineral property interests was $1,464,274. Of this, $747,219 was related to surface rights and two minor mining claims related to the Idaho-Maryland Property. The balance of the costs relate to the Rozan, Stewart and Bucksin properties. To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property management has concluded that the fair values of the properties is at least equal to or greater than its book value. The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2012, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

As at December 31, 2012, the Company also determined that impairment indicators existed based on the Company’s ability to raise financing and significant changes in a property’s work program. The Company completed an impairment assessment for each of its mineral property interests.

It is management’s opinion that the carrying amount of the exploration properties is supported by recent exploration expenditures in excess of the properties’ carrying value and the Company’s near-term exploration plans. Although management believes that estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments.

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

Project Schedule

The CMUP is expected to be completed with 12-18 months of resuming the permitting process, which is subject to financing. It is anticipated that construction of the I-M Project will be conducted in three Phases as outlined in the Project Application with reclamation occurring in a fourth phase. After completion of the CMUP, financing activities will occur for Phase 1 of the project, consisting of dewatering, mine rehabilitation, development, and exploration.

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

Property Location and Geology

The Stewart Property is an early stage poly-metallic exploration property located near the town of Ymir in south-eastern British Columbia. The Property consists of 28 mineral tenures totalling 5,789 hectares (15,305 acres). The property is located in the Nelson Mining District and is a large regional geologic trend of gold, silver, molybdenum, tungsten, copper, and other mineralization.

The Stewart Property contains a number of gold, molybdenum, tungsten and silver-lead-zinc prospects that have been discovered by historic and recent exploration activity. The property has been assessed by various operators since 1940's exploring for various types of mineralization. A significant amount of historic data is available from those programs for use in guiding current exploration efforts.

Exploration, to date, has included geological mapping, geochemical sampling, geophysics, trenching, and diamond drilling. This work has identified five key exploration targets. The targets include:

  The Stewart Moly Zone
  The Arrow Tungsten Zone
  The Craigtown Creek Gold Zone
  The Stewart Creek Gold Zone
  The Free Silver Zone

Property Ownership

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

Exploration Activity

The property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals. In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work. In 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics). In 2004, Emgold completed a 6 hold drill program (1530 meters or 5,108 feet) in the Craigtown Creek Gold Zone, resulting in several gold intersections. In 2005 Emgold completed a 5-hole diamond drill program (404.5 meters or 1,327 feet) in the Stewart Moly Zone, including twinning of historic holes. Both high grade and low grade molybdenum minerlization was intersected. In 2007, Emgold completed 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) focused on the Arrow Tungsten Zone. Both high and low grade tungsten mineralization was encountered. In 2011, The Company drilled 19 diamond drill holes (2,526 meters or 8,287 feet) focussed on the Stewart Moly Zone. The drilling focused on the Stewart Moly Zone with the goal of defining and expanding the Zone. Both high grade and low grade molybdenum mineralization was identified, with the presence of potential by-product metals gold and rhenium.

In 2012, the Company drilled 11 diamond drill holds (1,445 meters or 4,739 feet) of NQ size core. The drilling focused on the Stewart Creek Gold Zone, the Free Silver Zone, and the Stewart Moly Zone. Gold was intersected in the Stewart Creek Gold Zone, resulting in the discovery of a new gold exploration target. Low grade lead and zinc mineralization was encountered in drilling in the Free Silver Zone, warranting additional future work. The Stewart Moly Zone was extended to depth.

In fiscal 2012, Emgold incurred $289,151 compared to $503,544 in fiscal 2011 and compared to a recovery of $4,154 in fiscal 2010 of exploration expenditures on the Stewart property. In fiscal 2008, summary reports of the work program in fiscal 2007 were completed. No exploration activity was carried out in fiscal 2009.

Rozan Gold Property, British Columbia

The Rozan Gold Property in British Columbia is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

The Rozan Property is an early stage poly-metallic exploration property located near the town of Nelson, in south-eastern British Columbia. William Rozan staked the area in 1928 and operated a small scale high grade gold mining operation on the property until the early 1970's. The Property consists of 32 mineral tenures covering an area of 1,950 hectares (4,819 acres). The property is located in the Nelson Mining District and is a large regional geologic trend of gold, silver, molybdenum, tungsten, copper, and other mineralization.

Exploration, to date, has included geological mapping, geochemical sampling, geophysics, trenching, and diamond drilling. This work has identified 10 exploration targets to date, of which only two have been tested. Three of these targets called the Main Vein Zone, Sheeted Vein Zone, and West Vein Zone have had some initial diamond drilling completed on them with several gold intersections.

Property Ownership

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

In December 2010, the Company entered into a Lease and Option to Purchase Agreement (the “Agreement”) with Valterra Resource Corporation (“Valterra”). The Agreement called for cumulative work commitments of $1,000,000 over five years, with a commitment of $50,000 in 2010, $200,000 in 2011, and $250,000 in each of years 3 to 5. The term of the Agreement was for a period of 5 years, with property payments of cash, common shares and five-year warrants to be made by Valterra to the Company during the lease as follows:

Period	Cdn$	Shares	5 Year Warrants
Signing	Nil	50,000	50,000
Year 1	$30,000	50,000	50,000
Year 2	$30,000	50,000	50,000
Year 3	$40,000	50,000	50,000
Year 4	$40,000	50,000	50,000
Year 5	$60,000	100,000	100,000
Total	$200,000	350,000	350,000

Upon completion of the lease payments and work commitments, Valterra would have acquired the Rozan Property, subject to an underlying NSR. Valterra was to use its best efforts to complete a NI 43-101 resource estimate for the property by Year 5, subject to results obtained from exploration and development work.

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

In January 2012, The Rozan Property was returned to Emgold’s ownership when Valterra was unable to meet its work commitments for 2011 and Emgold subsequently continued exploration on the property.

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

During 2007, a single drill hole of 107.29 meters (352 feet) in length was completed on the property. This drill hole was designed to test the northern strike extension to the gold-bearing Rozan Main Vein. Further testing along the Main Vein, and within the stock work mineralized zone to the east was postponed due to weather limitations.

In fiscal 2009, the property was optioned to Valterra. In 2010 and 2011, Valterra conducted topographical and geophysical compilation studies and re-logged, resampled and catalogued the historic drill core. In 2011, all previous soil sampling campaigns on the property were digitally compiled into a single database (1,637 samples) by Valterra and tied to corrected UTM, NAD83 co-ordinates based on available grid stations identified/found from the old grid. The historic soil geochemical data was scanned and optically recognized using analytical certificates from assessment and company reports. Valterra conducted geological mapping (approximately two square kilometres) which indicated that the Jurassic aged Nelson Intrusions consisting of granodiorite and porphyritic diorite extend further north than previously thought, expanding the potential for further precious and base mineralization within and adjacent to the intrusives and Elise Formation mafic to intermediate tuffaceous rocks. The mapping also discovered that the Mount Verde fault consists of an approximately 200 meter (656 foot) wide breccia zone with local zones of extensive shearing. Coincident with the Mount Verde fault is spotty but strongly anomalous gold and molybdenum in soils. Also in 2011, Valterra conducted soil sampling comprising approximately 150 samples, to infill a gap in the historic soil sampling coverage and to expand the soil survey to the north. Results of the 2011 soil sampling compiled with previous soil samples has defined an area 1.8 by 1.6 kilometers (1.1 by 1.0 miles) in size with several gold anomalies based on a 55 part per billion gold grade contour. The gold in soil anomaly appears to have two preferential orientations being NW-SE and NE-SW. The northwest orientation is related to the contact between Elise Formation tuffaceous rocks to the west and granodiorite to the east. Gold values in soils ranged from 0.300 to 2.625 parts per billion. Mapping was completed for gold, arsenic, molybdenum, iron, tungsten and manganese. Assaying was done by Acme Labs of Vancouver, an independent laboratory, following standard laboratory procedures, with standard quality control measures (Payne, C., 2011).

A total of 10 gold anomalies were identified by Valterra in 2011. A NW-SE trending gold soil anomaly (Target A) extends for some 1.8 kilometers (1.1 miles) and is up to 200 meters (656 feet) wide (true width is unknown). Along the surface trace of the Mount Verde fault there is a strong anomaly (Target B) indentified by gold, tungsten, arsenic, and manganese in the soils. The remaining gold soil anomalies are generally NE-SW oriented and are considered related to high grade or sheeted quartz vein gold mineralization (most of which remain unexplained) on the property.

Of the NE ‘trends’, three targets C, D and G appear to be the most significant. Targets C and D are two sub-parallel NE trending gold in soil anomalies located within granodiorite and may suggest that the seeted quartz vein system located at the NE end of the soil anomalies extends some 500 meters (1,640 feet) further to the SW. Trend G appears to originate at the historic Rozan workings and extends some 450 meters (1,476 feet) to the SW.

In 2012, Emgold completed 1,495 meters (4,903 feet) of diamond drilling consisting of 15 holes. Five holes tested the Main Vein Zone. Three holes tested the Sheeted Vein Zone. Five holes tested the West Vein Zone. Two holes tested an area north of the Sheeted Vein Zone.

Exploration Projects, Nevada

The Company has three early stage exploration properties all located in the vicinity of the Buckskin Rawhide property near Fallon, Nevada.

Buckskin Rawhide East Property, Nevada

The Buckskin Rawhide East Property in Nevada is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

The Buckskin Rawhide East property is adjacent to the Rawhide Mining LLC’s Denton Rawhide Mine about 40 miles southeast of Fallon, Nevada. The Denton Rawhide Mine was owned and operated by Kennecott Minerals Company (“Kennecott”) from 1988 to 2009. It produced 1.5 million ounces of gold and 12.4 million ounces of silver (Muntean, 2010). In 2010, the Denton Rawhide Mine was acquired by RMC. They continued to produce gold from historic heap leach pads remaining after Kennecott ceased mining activity in 2003 due to low metal prices. In 2012, RMC resumed mining activities at Denton Rawhide Mine to take advantage of today’s high metal prices. The Denton Rawhide Mine surrounds the Buckskin Rawhide East property on the east and south.

The Buckskin Rawhide Property is also adjacent to the Regent exploration property. The Regent property was acquired by RMC in 2012 from Pilot Gold Corporation. The Regent property was previously explored and drilled by Kennecott in the 1990’s and by Pilot in 2011. The Regent property surrounds the Buckskin Rawhide East Property on the north and on the west.The Buckskin Rawhide Property is a volcanic-hosted, structurally controlled, epithermal gold-silver target situated in the Walker Lane gold belt of western Nevada. The Walker Lane is a regional shear zone and known gold trend that has hosted large and small historic and recent gold-silver mines in western Nevada, including mines of the Comstock Lode, Tonopah District and Rawhide District. From 1981 through 2009, mines located in Mineral County that were situated in the Walker Lane gold trend have produced 2,800,448 ounces of gold and 56,112,442 ounces of silver (Muntean, 2010). The property has potential for both high grade gold and silver vein targets and low grade bulk disseminated gold and silver targets.

Property Ownership

The Buckskin Rawhide East Area consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the Company in 2010. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement. Subsequently, Emgold has acquired six additional claims from Nevada Sunrise LLC and therefore holds 100% interest in 12 claims. Emgold now holds a 75% interest in 40 additional claims that it acquired from Nevada Sunrise LLC and the right to acquire the remaining 25% interest. Emgold is in the process of acquiring the remaining 25% of the 40 additional claims from the Estate of Maurice and Lorraine Castagne. Regardless, Emgold currently controls this 25% interest in the claims by nature the 2010 Lease and Option to Purchase Agreement with Nevada Sunrise LLC.

Exploration The Buckskin Rawhide property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes. Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones. The development alternatives would include advancing the Buckskin Rawhide Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

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

In 2011, Emgold continued sampling of the Black Eagle Fault. The Company expanded the Buckskin Rawhide Property by staking 6 claims totalling 120 acres. The Company also announced initial results of surface sampling of the Chicago Mountain area. A bulk disseminated gold exploration target, called the Chicago Mountain Bulk Disseminated Target, was identified being approximately 4,000 feet long by 400 feet wide. A total of 105 historic grab samples in the target area averaged 0.04 ounces per ton gold. Emgold has taken 15 samples in this target area to date, with average grades of 0.02 ounces per ton gold. Ten reverse circulation drill holes were drilled by Kennecott historically in the mineralized area, with the average grade of mineralization in the holes being 0.008 ounces per ton gold and mineralization to a depth of 165 feet (and open to expansion at depth).

In 2012, Emgold continued sampling, mapping, and analysis of historic and Company sampling at Buckskin Rawhide to further delineate the Black Eagle and Chicago Mountain Zones. On 30 January 2012, Emgold announced results of continuing surface exploration on two previously identified exploration targets, the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target. Samples were also taken along the Black Eagle Fault (which contained the Black Eagle High Grade Vein Target) and a new fault that was discovered by geological mapping.

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property in Nevada is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and GeologyThe Buckskin Rawhide West property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the property are associated with lithologic units and structures of the Rawhide volcanic centre, as well as structures from the Walker Lane and Basin and Range. The Buckskin Rawhide West property is an early stage gold/silver exploration property located adjacent and west of the Regent property and near the Denton Rawhide Mine. It is near, but not contiguous with the Buckskin Rawhide East property, with claims of the Regent property separating the two. The property has potential for both high grade gold and silver vein targets and low grade bulk disseminated gold and silver targets.

Property Ownership

The Company has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 24 January 2012. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000(1)
2013	$10,000(2)
2014	$10,000(2)
2015	$20,000(3)
2016	$30,000(3)
2017	$30,000(3)
2018	$30,000(3)

Notes:

(1)	An initial lease payment paid 50% in cash and 50% in Emgold common shares.
(2)	Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold.
(3)	Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Exploration

Minimal exploration has been done on the property to date and the acquisition of the property was initially done because of its strategic location to the Denton Rawhide Mine, the Regent property, and the Buckskin Rawhide East property.

Koegel Rawhide Property, Nevada

The Keogel Rawhide East Property in Nevada is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology

The Koegel Rawhide property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic centre, as well as structures from the Walker Lane and Basin and Range. The Koegel Rawhide property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The property has potential for both high grade gold and silver vein targets and low grade bulk disseminated gold and silver targets.

Property Ownership

Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012. Emgold has agreed to lease the property from Jeremy Wire subject to the following payments:

Year	Advance Royalty Payment
2012	$10,000(1)
2013	$10,000(2)
2014	$10,000(2)
2015	$20,000(3)
2016	$30,000(3)
2017	$30,000(3)
2018	$30,000(3)

Notes:

(1)	An initial lease payment paid 50% in cash and 50% in Emgold common shares.
(2)	Lease payments may be paid in cash or Emgold common shares, at the discretion of Emgold.
(3)	Lease payments may be paid in cash or Emgold common shares, at the discretion of the Lessor. Shares will be issued at "market value" which means the volume weighted closing price of the shares on the TSX Venture Exchange or the most senior stock exchange or quotation system on which the shares are then listed or quoted for fifteen (15) trading days ending on the date that is five (5) business days before the applicable payment.

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the property. On making the above payments and completion of the Technical Report, Emgold will acquire 100% ownership of the property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

Emgold subsequently has staked 17 additional unpatented mining claims (see 15 February 2012 press release) increasing the size of the Koegel Rawhide property to 36 unpatented mineral claims totalling 720 acres.

Exploration

Geologic mapping by Charles P. Watson, a consulting geologist, in the years 1991-1992, indicated the Property is covered mostly by Tertiary (Pliocene) age intermediate volcanic rocks including andesitic tuff breccias, sills and dikes. The volcanic units have been folded into minor anticlines and faulted. Faults of several orientations occur on the Property with north, northwest and northeast trends. Hydrothermal alteration (clay and silica) is present and is associated with structures and mineralization.

Gold and silver mineralization is present at Koegel Rawhide, based on historic randomly spaced surface sampling. A total of 464 samples were taken in geologically derived locations by consulting geologist Charles P. Watson in the years 1991-1992. The results of the historic grab samples ranged from non-detectable to 2 ounces per ton gold, and from non-detectable to 11 ounces per ton silver. The methods and quality control from the historic sampling are unknown and cannot be verified under NI 43-101, but the results are considered reliable for exploration purposes.

In 27 February and 28 March 2012 press releases, Emgold announced results of due diligence soil and rock chip sampling and analysis of historic soil and rock chip sampling at Koegel Rawhide. The Company identified a high grade vein target called T-10 with this sampling. Potential exists for both high grade vein and bulk disseminated gold and silver targets on the Property.

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
	$	$
2012	1,464,274	10,307
2011	1,035,163	18,176
2010	1,087,420	32,655

ii) Amounts expensed

Exploration Expenses in the last three fiscal years ended December 31 are as follows:

Year	Idaho-Maryland	Stewart	Rozan	Jazz	Buckskin	Total
	$	$	$	$	$	$
2012	580,084	289,151	318,094			1,187,329
2011	775,500	503,544			28,096	1,307,140
2010	670,657	(4,154)	(1,197)		5,185	670,491

No Golden Bear Costs were expensed in any of the last three fiscal years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2012, 2011 and 2010 and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2012 and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing. Emgold expects to raise additional financing to continue its planned exploration, permitting and development of its I-M Project and to separately finance the commercialization of its recycled stone ceramics business. Additional financing will also need to be raised for its early stage exploration projects.

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2012, and in Note 2 for the years ended December 31, 2011 and 2010.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 5 of the Company’s consolidated financial statements for the year ended December 31, 2012, and in Note 3 for years ended December 31 2011 and 2010, and for IFRS.

The Company transitioned to International Financial Reporting Standards (“IFRS”) for the year ended December 31, 2011 and will no longer be required to prepare reconciliation to US GAAP. Accordingly, the Company has not assessed the impact of adopting recent US accounting pronouncements with an application date of January 2, 2011 or beyond on its financial statements and disclosures.

A.	Operating Results

Year Ended December 31, 2012 (“fiscal 2012”) Compared to Year Ended December 31, 2011 (“fiscal 2011”)

Emgold’s loss in fiscal 2012 was $375,731, or a loss per share of $0.01, compared to a loss of $2,338,060, or a loss per share of $0.06 in fiscal 2011. This includes $1,187,329 in exploration costs incurred in fiscal 2012, compared to $1,307,140 incurred in fiscal 2011. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Legal, accounting and audit fees decreased to $85,659 in fiscal 2012 from $175,381 in fiscal 2011, due to the Company taking specific actions to reduce these fees.

Salaries and benefits have decreased to $159,679 in fiscal 2012 from $213,358 in fiscal 2011 as a result of the Company making changes to its management structure during the year.

Shareholder communications costs increased to $128,043 in fiscal 2012 from $62,202 in fiscal 2011. These costs result from the Company entering into a new investor relations contract in order to keep the market better informed of the Company’s activity.

Stock-based compensation increased to $88,501 in fiscal 2012 from $45,812 in fiscal 2011. This increase relates to the timing of stock option issuances to officers, directors, and consultants.

Unrealized gain on warrant liability moved from $379,336 in fiscal 2011 to ($1,492,098) in fiscal 2012. The warranty liability on the Company’s financial statements will continue to roll into income as the passage of time decreases the value of the remaining liability. The swing in the twelve month year ended is a result of adjusting the liability to reflect the warrants re-priced during the year.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project decreased by $195,416 from $775,500 in fiscal 2011 to $580,084 in fiscal 2012. Permitting activities related to the Project were put on hold in late 2011 and costs were incurred for property payments and technical work.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties decreased by $28,096 from $28,096 in fiscal 2011 to $0 in fiscal 2012. Exploration activities were placed on hold as the Company commenced acquisition activities to acquire the underlying property rights for the Buckskin Rawhide East Property with plans to subsequently lease the property to Rawhide Mining LLC.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties increased by $103,701 from $503,544 in fiscal 2011 to $607,245 in fiscal 2012. This was related to an increase in the availability of flow through financing that was available and was raised to spend on the properties in 2012 as compared to 2011.

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

During fiscal 2011 the Company earned interest income of $Nil on excess cash balances compared to $261 in fiscal 2010. In fiscal 2011, the Company had no excess cash to invest in short term investments resulting in the decrease. In fiscal 2011, the Company received $1,000 from the sale of equipment with a book value of $Nil as compared to 2010 where the company sold equipment with a book value of $Nil for $48,788.

Amortization expenses relating to general and administrative activities increased from $14,214 in fiscal 2010 to $14,478 in fiscal 2011.

Accretion expenses decreased from $4,471 in fiscal 2010 to $Nil in fiscal 2011. The debt portion of the convertible preference shares was accreted over ten years from inception such that the Canadian dollar expense would decline each year; however, this was offset by changes in the foreign exchange rate between the Canadian dollar and U.S. dollar.

During fiscal 2010, the Company settled $152,034 in debt by the issuance of 608,135 common shares at a deemed value of $0.25 per common share. This resulted in a gain of $77,197, due to the difference in fair value of the common shares at the time of issuance of $0.12 and the deemed value of $0.25 per share.

In addition, the 394,843 preference shares were converted to common shares on a one for one ratio. Also, the Company issued 2,813,575 warrants with an exercise price of $0.35, exercisable for five years, which formed part of the debt settlement, and were valued at $479,587, using a Black-Scholes model, at a volatility of 170.6%, and expected life of five years, no dividend and a discount rate of 2.56%. This has been recorded as a cost of the settlement of the conversion of the preference shares, and the resulting gain on the settlement of the convertible preference shares and accrued dividends was $155,869.

In 2010 and 2011, the Company shared services on a full cost recovery basis including rent, certain accounting and administrative salaries and overhead with three other public companies. Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and two other public companies, provides services to these public entities currently sharing office space and other services with the Company. The companies each hold a one/third interest in Quorum and also have certain common directors and are related parties of Emgold. The Company advanced three months of funds to Quorum for future services. Quorum held this advance as a deposit for each shareholder company as working capital. As at December 31, 2008, it was concluded that amounts advanced may not be recoverable in full, based on the financial position of Quorum and its corresponding ability to continue to provide services to the Company. Consequently, a provision of $321,839 was recorded. Since the allowance was recorded, Quorum has provided services. Recovery of $77,045 was recorded against this provision in 2009. At December 31, 2010, the Company determined that the full amount of the Quorum provision remaining of $124,605 was recoverable, and this amount was recorded as a recovery in the statement of operations. In fiscal 2011 Quorum provided services to Emgold totalling $186,109 compared to $136,396 in fiscal 2010. A distribution of income from Quorum in fiscal 2011 resulted in a credit to Emgold in the amount of $43,803.

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

Finance expense decreased from $32,413 in fiscal 2010 to $Nil in fiscal 2011. The finance expense in 2010 relates to interest on the convertible preference shares, which are denominated in Canadian dollars and vary as exchange rates fluctuate. A debt settlement of common shares has settled all unpaid accrued interest, and the preference shares have also been converted to common shares. No interest will be accrued or paid in future periods. Interest was also being accrued on promissory notes payable entered into by the Company with directors, officers and investors to provide working capital. The promissory notes and all accrued interest have been repaid to the directors, officers and investors from the proceeds of the private placement financing.

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

Salaries and benefits increased by $34,445 from $178,913 in fiscal 2010 to $213,358 in fiscal 2011 as a result of paralegal consulting and increased head office personnel.

Shareholder communications costs decreased $20,070 from $82,272 in fiscal 2010 to $62,202 in fiscal 2011. These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website. The decrease relates primarily to a reduction in investor relations activity compared with the previous period.

Stock-based compensation of $45,812 in fiscal 2011 relates to stock options granted to directors and officers of the Company. The stock option expense was calculated using a Black-Scholes option valuation model, using a risk free rate of 1.68%, and expected life of 2.18 years, and an estimated volatility of 101%. The fair value per option grant was Cdn$0.19 for each of the stock options granted at a price of Cdn$0.25, with an expiry date of March 17, 2015. Stock based compensation of $300,647 in fiscal 2010 relates to re-valuations of stock options granted to directors and officers of the Company.

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

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart Property increased by $508,895 from a recovery of $5,351 in fiscal 2010 to an expense of $503,544 in fiscal 2011. In December 2010, the Company completed a Cdn$500,000 flow-through financing to conduct exploration activities on the Stewart Property during 2011.

B.	Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2012

Historically, the Company’s sole source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

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

At December 31, 2012, the Company had a working capital deficiency of $923,000, defined as current assets less current liabilities, compared with working capital surplus of $652,000 at December 31, 2011. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2012, have been funded primarily from private placement financings and loans from related parties.

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

Investing Activities

As at December 31, 2012, Emgold has capitalized $1,464,274 (2011 - $1,035,163; 2010 - $1,087,420) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

Capital Resources

At December 31, 2012, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $923,332, compared to a working capital surplus of $651,840 in fiscal 2011 and $527,753 at December 31, 2010. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2013 in order for the I-M Project and the Company to move forward as scheduled. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

The Company expects to complete $535,000 in financing in 2013 as part of a transaction announced with Rawhide Mining LLC ($465,000 of this financing was completed in 2012).

Share Capital

At December 31, 2012 the Company had 66,651,462 (2011 - 58,714,504) common shares issued and outstanding.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance.

2012

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at Cdn$0.07 per Unit for gross proceeds of Cdn$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of Cdn$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period, expiring 29 April 2013.

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

In December 2011, the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of Cdn $0.10 per unit. Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”). Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of Cdn $0.15.

Finder’s fees of Cdn$3,200 and 32,000 Finder’s Warrants were awarded in relation to the second tranche of the financing. Each Finder’s Warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.

In December 2011, the Company completed a non-brokered private placement of flow-through units for gross proceeds of Cdn$767,750. A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit. Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant (each whole warrant a “Warrant”). Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing. 269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the Warrants, will be subject to a minimum hold period of four months.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Options and Warrants

2012

During the year ended 31 December 2012, a total of 2,700,000 incentive stock options were issued to directors, officers, employees and consultants of the Company with an exercise price of Cdn$0.15. All options issued expire 24 months after issuance.

During the twelve months ended 31 December 2012, a total of 603,000 options expired with an average exercise price of Cdn$0.175.

During the twelve months ended 31 December 2012, the Company issued 3,321,428 warrants with an exercise price of Cdn$0.12 and a 24 month life in connection with private placements described above. An additional 1,194,101 warrants were exercised during the same period, with an average exercise price of $0.10, while 5,139,944 warrants with an average exercise price of $0.33 expired.

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

Financing Activities

The Company expects to complete $535,000 in financing in 2013 as part of a transaction announced with Rawhide Mining LLC. A total of $465,000 was previously raised in this financing in 2012.

Further financing will be required for corporate overhead costs.

Further financing will be required to advance the I-M Project in order to complete the permitting process.

Further financing will be required to advance and hold the Company’s exploration properties.

The Company is evaluating various financing options including equity financing, joint ventures, mergers, sale of assets, and other business transactions for the above.

Golden Bear has been looking at various alternatives to implement Golden Bear’s business plan as noted at Item 4 above. Using the pilot-plant facility in Grass Valley, the Company has produced stone and ceramic tiles that were installed in a home/office building constructed by a development partner in the research process.

Going Concern

At December 31, 2012, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the I-M Project. Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years. The Company is currently completing a series of transactions that will option its Buckskin Rawhide East property. The Buckskin Rawhide West and Koegel Rawhide properties can be held in the short term by the issuance of shares. If the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture. If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide West Property in Nevada or the Koegel Rawhide Property in Nevada.

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

Plans for 2013

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $50,000 per month to support its corporate overhead and hold its existing parties. To advance the Idaho-Maryland Project and its other properties, approximately $150,000 to $250,000 per month is required. The Company’s priority in 2013, due to continuing poor equity markets, it to raise sufficient capital to support it overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow. The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company.

Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to terminate the BET Agreement and potentially abandon the Idaho-Maryland Project, as least in the short term. Should sufficient funds not be available, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties.

Contractual Obligations in 2012

See Item 5.F. for a table of contractual obligations at December 31, 2012.

C.	Research and development, patents and licenses

Not applicable

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

Market for Stone and Ceramics

The markets for stone and ceramic tile are very large and well established. In 2011, ceramic tile sales were reported as $2.21 billion for a total of 2.08 billion square feet. Stone tile sales were reported as $1.06 billion for a total of 261.5 million square feet (source: Tile & Stone Inch Ahead, Floor Covering Weekly, July 23/30 2012).

E.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2012:

	January 1, 2013, to December 31, 2013	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	1,094,656	$ --	$ --	$ --	$ --	$ --	1,094,656
Warrant liability	--	30,411					30,411
Idaho-Maryland property lease (1)	120,000	--	--	--	--	--	120,000
Mineral property option payments (1)	40,000	60,000	60,000	60,000	60,000	60,000	340,000

	$ 1,254,656	$ 60,000	$ 60,000	$ 60,000	$ 60,000	$ 60,000	1,585,067

(1) Mineral property option payments are made at the option of the Company; however, non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property. The Company has several discretionary payments that may be made. The Company holds an option to purchase the Idaho-Maryland mine. The option exercise price at February 1, 2013 would be $6,154,717, and increases by 3% each lease-year. During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013. On February 1, 2013, the agreement expired as announced by press release dated 01 February 2013. The Company is currently in negotiations to extend the agreement. The success or failure of these negotiations is unknown at this time. Emgold has stated that if negotiations are unsuccessful, it will drop the IM property to focus on other assets the Company currently has in its portfolio.

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

Messrs. Berner and Yurichuk were appointed as Co-Chairmen and Co-Chief Executive Officers on July 25, 2007. In the first quarter of 2009, Ken Yurichuk resigned as Co-Chairman and Co-Chief Executive Officer and was appointed as Chief Financial Officer, making Mr. Berner the Chairman Chief Executive Officer of the Company. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions. Mr. Berner was appointed Non-Executive Chairman.

Mr. Watkinson was appointed the Company’s VP, Operations from June 22, 2006 to July 25, 2007, and was subsequently appointed Chief Operating Officer of the Company on July 25, 2007, and President of the Company on October 16, 2007. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions.

Shannon Ross, Chief Financial Officer resigned at year-end 2007 and was replaced by Jonathan Fogg. In the first quarter of 2009, Jonathan Fogg resigned and was replaced by Ken Yurichuk. Ken Yurichuk resigned in September 2012 and was replaced by Grant Smith, the current Chief Financial Officer. In

Mary Davies resigned as Corporate Secretary in September 2012 and was replaced by Lisa Maxwell, the current Corporate Secretary.

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at April 29, 2012	% Of Issued And Outstanding	Principal Business Activities Outside the Company

Sargent H. Berner – Director, Non-Executive Chairman of the Board since May 2010 (Chief Executive Officer and Co-Chairman of the Board to May 2010)	Aurizon Mines Ltd., Cream Minerals Ltd., ValGold Resources Ltd., Sultan Minerals Ltd., Enterprise Energy Resources Ltd., Olivut Resources Ltd., Palo Duro Energy Inc., Pacific Ridge Exploration Ltd., Thor Explorations Ltd.	43,967.0748%		Businessman; President, Kent Avenue Consulting Ltd.

Kenneth Yurichuk, Director (Chief Financial Officer to August 2012 and Co-Chairman of the Board to February 2009)	ValGold Resources Ltd., Paragon Minerals Corporation, Matrix Management Fund	5,000.0085%		Partner, Bobot & Yurichuk, Chartered Accountants

Steven J. Wilkinson, Director	ValGold Resources Ltd., Faircourt Resource Fund Limited Partnership	200,000.3401%		Chief Executive Officer, ValGold Resources Ltd..

William J. Witte - Director (Chief Executive Officer to July 25 2007)	None	57,504.0978%		Businessman and Mining Consultant

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at April 29, 2012	% Of Issued And Outstanding	Principal Business Activities Outside the Company
David Watkinson – President and Chief Executive Officer and Director	Northaven Resource Corporation	18,800.0320%		None
Andrew MacRitchie Director	Westham Resources Corp.	70,000	0.10%	CFO, Helio Resources
Grant T. Smith Chief Financial Officer	N/A	N/A	N/A	Senior Partner, Clearline Chartered Accountants

David Watkinson, P. Eng., President and CEO, brings over 25 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario.

Grant Smith, CFO, is a Chartered Accountant and has over a decade of experience in the accounting field. He is the senior partner with Clearline Chartered Accountants, a firm of chartered accountants with offices in Vancouver, North Vancouver and White Rock. Mr. Smith serves as the CFO for several Canadian TSX Venture mining companies with operations in Canada, the USA, and Mexico. Prior to establishing Clearline, Mr. Smith was at PricewaterhouseCoopers where he spent several years working with companies operating in the mineral sector. He also has extensive experience serving private companies in various industries as well as not-for-profit organizations. Mr. Smith is also active in serving his community, supporting both the arts and social services by serving on various Boards, until recently he was the President of the Vancouver Chamber Choir and served as the treasurer of the MS Society for five years. Mr. Smith is currently the treasurer of the Honour House Society. He holds a BFA (1984) from York University and received his designation as a CA in 2005.

Lisa Maxwell, Corporate Secretary, brings 18 years of business and entrepreneurial experience to her position as Corporate Secretary with Emgold. She is an active member of the Canadian Society of Corporate Secretaries (CSCS), and has been the Corporate Secretary for a number of technology and natural resources companies, both privately held and publicly traded on the TSX Venture Exchange.

Sargent Berner, Non-Executive Chairman of the Board and Director, is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967. From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006. He has provided consulting services to the Company through his company, Kent Avenue Consulting Ltd.

Kenneth R. Yurichuk is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto. Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. In addition, Mr. Yurichuk is a director of Matrix Fund Management Fund and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He had provided consulting services through his company 759924 Ontario Ltd., a private company.

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

Andrew MacRitchie has over 10 years of experience in various mineral exploration finance and accounting roles. Since 2007, Andrew has been Chief Financial Officer of Helio Resource Corp., a gold exploration company with projects located in Africa. Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller. Quorum provided accounting services for a group of exploration stage companies (including Emgold) with gold, silver, and base-metal projects located in North and South America. Andrew holds a B.Sc. Honors degree from the University of British Columbia and received his Chartered Accountant designation in 2003 while articling with PricewaterhouseCoopers. Mr. MacRitchie is also a Director of the Kidney Foundation of Canada.

Technical Consultants and Employees

William S. Watters, P.E. a mining consultant to the Company, has 26 years of engineering and supervisory experience in underground mines and tunnels. His background includes supervision of underground miners working in industrial minerals, coal and gold mines as well as in tunnel construction management. His engineering involvement has been in the design and commissioning of continuous haulage systems used in underground mining, and he also has experience in the design of ventilation networks, dewatering systems, and electrical distribution for underground mines as well as mine planning and surveying. He has an extensive background in underground mining and tunnelling safety and is a certified safety representative in the state of California. His educational degrees and licenses include: B.S. Mining Engineering, University of Nevada – Reno; State of Wyoming Registered Professional Engineer-Mining; State of California Registered Professional Engineer-Civil.

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

Jim Wood, MSc, P.G., Manager, Material Sciences, a consultant to the Company, was responsible for all test work and SPC on feed materials and final products. Jim was an employee of the Company from 2005 to 2007. He has 24 years of experience in the field of geological materials research. He has performed microscopic studies of rock and mineral materials using various analytical techniques including X-ray Diffraction mineral analysis, Polarized Light Microscopy and use of the Scanning Electron Microscope/Microprobe. Jim has worked for Unocal at their Science and Technology Research Center as a mineralogist. He has also been a forensics consultant on construction materials failure for a number of leading geotechnical consulting firms. He holds a B.S. degree in Earth Science from California State University, Long Beach and a M.S degree in Geology from California State University at Los Angeles. He is a registered Professional Geologist in California.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2012;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2012;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2012.

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2012.

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

At December 31, 2012, a total of 6,665,146 (2011 - 5,871,450) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 4,969,665 (2011 - 2,872,665) were outstanding under the plan at December 31, 2012.

During the year ended December 31, 2012, 603,000 stock options with an exercise price of Cdn$0.175 expired unexercised (2011 – 65,500 options expired with an average exercise price of Cdn$0.175), and no stock options were forfeited (2011 - 175,833 options forfeited with an average exercise price of Cdn$0.21)

The Board of Directors generally grants options to corporate executives further to the recommendation of the CGCC. As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation, including but not limited to the grant of options. Options may be granted at other times of the year to individuals commencing employment with the Company.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2012, is as set out below:

56

47,220
Name and principal position held during fiscal 2009	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Kenneth R. Yurichuk(4)	2012 2011 2010	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	24,400 42,634 47,988	35,226 42,634 96,200(4)
David G. Watkinson(5) President & CEO	2012 2011 2010	185,000 185,000 185,000	NIL NIL NIL	40,598 NIL 127,630	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	225,598 185,000 312,630
Grant T. Smith(6) CFO	2012 2011 2010	12,095 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	12,095 NIL NIL

Notes:

(1)	Includes the dollar value of cash and non‑cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Resigned from position of CFO effective 01 September 2012. Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.
(5)	Of the total salary for 2012, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2012, and was unpaid at December 31, 2012. Of the total salary for 2011, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2011, and was unpaid at December 31, 2012.
(6)	Appointment as CFO became effective 01 September 2012. Management fees were paid directly to Clearline Chartered Accountants, a company of which Grant T. Smith is a director.

Emgold and its subsidiaries have had consulting contracts with Sargent H. Berner and Kenneth Yurichuk. Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 for his duties as Co-CEO/CEO and Co-Chairman/Chairman of the Board of the Company. This fee was reduced to $5,250 paid monthly on January 1, 2009. The last payment was made on April of 2010, at which time his contract was terminated. Mr. Berner is currently Non-Executive Chairman of the Board and received no fees for this position at the current time. Compensation of Cdn$7,000 per month was paid monthly to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007 for his role as co-CEO and co-Chairman of the Board of the Company. In February 2009, he resigned as co-CEO of the Company. In May, 2010, he resigned as co-Chairman of the Board and became the CFO of the Company. The monthly fee paid to Mr. Yurichuk was reduced to $5,250 on January 1, 2009 and subsequently reduced further to $3920. He remained as CFO of the Company until August 2012 at which time his contract was terminated. Mr. Yurichuk remains as a Director of the Company and receives no fees for this position at the current time.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2012, for each NEO:

	Option-based Awards				Share-based Awards (2)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth R. Yurichuk	200,000	0.15	07-May-2017	NIL	N/A	N/A
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL
David G. Watkinson	750,000	0.15	07-May-2017	NIL	N/A	N/A
	50,000	0.175	12-May-2013	NIL
	93.333	0.25	17-Mar-2015	NIL
	600,000	0.25	8-Dec-2015	NIL
Grant T. Smith	NIL	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	On December 31, 2012, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.045 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2012, for each NEO:

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
Kenneth R. Yurichuk	10,826	NIL	N/A
David G. Watkinson	40,598	NIL	N/A
Grant T. Smith	NIL	NIL	N/A

Notes:

(1) The Company does not have Incentive Plan Awards in place other than option-based awards.

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

Director Compensation

Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any director undertaking any special services on behalf of the Company other than services ordinarily required of a director. This is subject to recommendation by the Compensation and Corporate Governance committee. As indicated herein, the Chief Executive Officer who also serves as a director of the Company received compensation for their services through consulting contracts.

Directors’ fees totalling $NIL (2011 - $NIL; 2010 – $NIL) were paid or are accrued and payable to two independent directors of the Company.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	otal (Cdn$)
Sargent H. Berner	NIL	NIL	10,826	NIL	NIL	NIL	10,826
William J. Witte	NIL	NIL	10,826	NIL	NIL	NIL	10,826
Andrew MacRitchie	NIL	NIL	8,102	NIL	NIL	NIL	8,102
Stephen J. Wilkinson	NIL	NIL	10,826	NIL	NIL	NIL	10,826

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
Sargent H. Berner	200,000	0.15	07-May-2017	NIL	NIL	NIL
	18,000	0.175	19-Nov-2013	NIL
	15,000	0.175	12-July-2014	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL
William J. Witte	200,000	0.15	07-May-2017	NIL	N/A	N/A
	60,000	0.175	19-Nov-2013	NIL
	20,000	0.175	12-July-2014	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL
Andrew MacRitchie	200,000	0.15	22-May-2017	NIL	N/A	N/A
Stephen J. Wilkinson	200,000	0.15	07-May-2017	NIL	N/A	N/A
	5,000	0.175	19-Nov-2013	NIL
	1,000	0.175	12-July-2014	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL

Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.045 per share on December 31, 2012.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.
61

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2012, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
Sargent H. Berner	10,826	NIL	N/A
William J. Witte	10,826	NIL	N/A
Andrew MacRitchie	8,102	NIL	N/A
Stephen J. Wilkinson	10,826	NIL	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	4,969,665	$0.19	1,695,481
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	4,969,665		1,695,481

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2012.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2012, there were no Company stock options exercised.

C.	Board practices

All currently serving directors were elected at the Company’s annual general meeting held on December 12, 2012 and have a term of office expiring at the next annual general meeting of Emgold. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. Mr. Wilkinson, Mr. MacRitchie, and Mr. Witte are independent directors. As such, the number of directors is six.

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

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director	Director: June 1999 – Present, Executive Vice President: May 1999 - July 2002, President and CEO: July 2002 – July 2007
Sargent H. Berner	Non-Executive Chairman	Director: May 1991 – Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, CEO: February 2009 – May 2010. Non-Executive Chairman – May 2010 - Present
Stephen J. Wilkinson	Director Chair, Corporate Governance and Compensation Committee	Director: June 2007 – Present
Robin A. W. Elliott	Former Director	Director: June 2006 – September 2009
Kenneth Yurichuk	Director	Director: June 2006 to Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, Chief Financial Officer: February 2009 – August 2012:
Grant Smith	Chief Financial Officer	Chief Financial Officer: September 2012 - Present
David Watkinson	Director and President and Chief Executive Officer	Director: October 2007 – Present, Vice-President Operations: June 2006 – July 2007, Chief Operating Officer: July 2007 – May 2010, President: October 2007 – Present; Chief Executive Officer: May 2010 - Present
Andrew MacRitchie	Director Chair Audit Committee	Director: May 2012 - Present
Mary Davies	Former Corporate Secretary	Corporate Secretary: December 2009 – August 2012
Lisa Maxwell	Corporate Secretary	Corporate Secretary: September 2012 – Present

Audit Committee

Andrew MacRitchie, William J. Witte, and Stephen Wilkinson are currently the members of Emgold’s audit committee. The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold’s annual general meeting. The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval. The Committee is also available to assist the board if required with matters relating to the appointment of Emgold’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

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

At December 31, 2012, Emgold had 3 full time employees. Emgold Mining Corporation, the parent company, employs none of these employees. The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California. Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services. (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2012, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2012

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William J. Witte, Director	60,000 20,000 93,333 100,000 200,000	Common	0.175	November 19, 2013
		Common	0.175	July 12, 2014
		Common Common Common	0.25 0.25 0.15	March 17, 2015 December 8, 2015 07 May 20
Subtotal	473,333
Sargent H. Berner Director, and Non-Executive Chairman	18,000 15,000 93,333 100,000 200,000	Common	0.175	November 19, 2013
		Common	0.175	July 12, 2014
		Common Common Common	0.25 0.25 0.15	March 17, 2015 December 8, 2015 07 May 2017
Subtotal	426,333
Kenneth Yurichuk Director	93,333 100,000 200,000	Common Common Common	0.25 0.25 0.15	March 17, 2015 December 8, 2015 07 May 2017
Subtotal	393,333
David Watkinson President and Chief Executive Officer, Director
	50,000 93,333 600,000 750,000	Common Common Common Common	0.175 0.25 0.25 0.15	May 12, 2013 March 17, 2015 December 8, 2015 07 May 2017
Subtotal	1,493,333
Stephen J. Wilkinson, Director	5,000 1,000 93,333 100,000 200,000	Common	0.175	November 19, 2013
		Common	0.175	July 12, 2014
		Common Common Common	0.25 0.25 0.15	March 17, 2015 December 8, 2015 07 May 2017
Subtotal	399,333
Andrew MacRitchie, Director	200,000	Common	0.15	22 May 2017
Subtotal	200,000
TOTAL	3,385,665	Common

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company as at the date of this report, holders of 5% or more of the common shares of Emgold, as follows:

-	Rawhide Mining Company LLC, holding approximately 12,343,000 common shares, or 17%. As at 31 December 2012, holdings were approximately 6,643,000 common shares (2011 – NIL; 2010 – NIL)
-	Gerbino Gold Group LLC, holding approximately 5,881,000 common shares, or 8%. As at 31 December 2012. Holdings were approximately 5,881,000 common shares (2011 – 4,757,000; 2010 – 2,657,000)

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2012, Emgold had authorized an unlimited number of common shares without par value of which 66,651,462 (2011 - 58,714,504) were issued and outstanding.

As of March 31, 2013, there were 103 registered shareholders of record holding a total of 72,587,462 common shares of Emgold. To the best of Emgold’s knowledge there were 53 registered shareholders of record with registered addresses in Canada, 47 shareholders of record with registered addresses in the United States and 3 shareholders of record with a registered address in other countries holding approximately 51,318,460 (71%), 19,779,002 (27%) and 1,490,000 (2%) of the outstanding common shares, respectively. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2012 and December 31, 2012, except as noted below.

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 185,000	$ 40,598
A company of which the CFO is a director (3) – management fees	12,095	-
A company of which the CFO is a director (3) – accounting	4,089	-
759924 Ontario Ltd. (4) – consulting fees	24,400	10,826
Quorum Management	139,250	-
Directors	-	40,580

(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.
(4)	A company of which a director, Kenneth Yurichuk, is a director.

At 31 December 2012, fees of $462,767 (2011 – $244,033) payable to David Watkinson; fees of $14,022 (2011 – $Nil) payable to Clearline; fees of $27,286 (2011 – $7,997) payable to 759924 Ontario Ltd.; and fees of $Nil (2011 – $28,531) refundable from Quorum Management and Administrative Services Inc. were included in accounts payable or due to related parties. Also, amounts of $12,756 (2011 – $40,033) are receivable from Stephen Wilkinson at the year-end date.

During the year the Company received services from Quorum Management and Administrative Services Inc. (“Quorum”). Quorum is a private company held jointly by the Company and other public companies, created to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company. In April 2012, the partners of Quorum made the decision to wind up its administrative operations effective 31 August 2012. Management is aware of the possibility that there may be a future cost associated with the conclusion of this agreement. At the year ended 31 December 2012 and at the date of this report, the Company is unable to make a reliable estimate of the cost or likelihood of them being incurred. Accordingly, no provision has been made in the Company’s consolidated financial statements.

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements”. The consolidated financial statements as required are attached as an exhibit and are found immediately following the text of this Annual Report. The audit reports of MNP LLP, MSCM LLP, and PricewaterhouseCoopers LLP, independent Chartered Accountants, are included immediately preceding the consolidated financial statements that they audited.

Legal Proceedings

Emgold is not involved in any litigation or legal proceedings, and to Emgold’s knowledge no material legal proceedings involving Emgold or any of its subsidiaries are presently anticipated to be initiated.

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

TSX Venture Exchange: EMR – Trading in Canadian Dollars (post-consolidation, prior years adjusted to reflect consolidation)
	High	Low
	($)	($)
Annual
2012 (to April 29)	0.12	0.04
2011 2010	0.29 0.42	0.07 0.12
2009	0.80	0.20
2008	2.80	0.20
2007	3.50	1.10

TSX Venture Exchange: EMR – Trading in Canadian Dollars
	High	Low
	($)	($)
Calendar 2013 First Quarter Calendar 2012 First Quarter	0.090 0.120	0.040 0.085
Second Quarter	0.100	0.050
Third Quarter	0.110	0.060
Fourth Quarter	0.075	0.045
Calendar 2011
First Quarter	0.29	0.12
Second Quarter	0.15	0.11
Third Quarter	0.15	0.08
Fourth Quarter	0.19	0.07

Month ended
April 30, 2013 March 31, 2013	0.055 0.07	0.025 0.05
February 28, 2013	0.09	0.04
January 31, 2013	0.055	0.045
December 31, 2012	0.065	0.045
November 30, 2012	0.065	0.05

The high, low and closing price of the Company’s common stock on April 30, 2013, was Cdn$0.035. The Company’s common stock is issued in registered form.

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor, by merger, to the Vancouver Stock Exchange and the Alberta Stock Exchange) since August 31, 1989 (symbol-EMR).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Emgold’s corporate constituting documents comprising Articles of Association and Memorandum are registered with the British Columbia Registrar of Companies under Corporation No. 361869. The Company was continued under the Business Corporations Act in British Columbia in June 2005. A copy of the Notice of Article and Articles have been filed as an exhibit to filings in prior periods.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2012.

C.	Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.	A five-year lease (as amended) initially had a term ending on May 31, 2007, with the owners of the Idaho-Maryland Mine at lease payments of $25,500 quarterly on February, May, August and November 1st. The owners granted to the Company the exclusive right and option to purchase all of the leased property. The property is subject to a 3% net smelter royalty from production if the property is still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease (First Extension), whereby the exercise date was extended to December 31, 2008. The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease. The Company further amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009. Commencing with the February 1, 2010, payment, quarterly payments are to be $60,000 through to the end of the extended term, which is February 1, 2011. All other conditions of the original agreement, including the option purchase price and NSR remain unchanged. The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs, but are accrued and have not been paid due to the financial constraints of the Company.

On 1 February 2011, the Company extended its lease and option to purchase agreement on the Idaho-Maryland Project property with the BET Group for and additional two years to February 1, 2013. All lease payments related to the agreement are current as at December 31, 2012. Payments for the extension period will be $30,000 per quarter. Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter. The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the property and mineral rights, the first purchase payment being due February 1, 2013. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Emgold’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Emgold. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold was controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2013 is Cdn$344 million. A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one‑third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold appears to have been a PFIC for the fiscal year ended December 31, 2012, and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

As at December 31, 2012, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Rounded (‘000’s)	Canadian currency amount	U.S. currency amount
Canadian dollars
Cash	54,000	8,000
Accounts payable and accrued liabilities	(513,000)	(582,000)

B. Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada. The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated primarily in Canadian dollars. Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures. In future, it will be necessary to do further equity or other forms of financing. The funds may be received in either Canadian or U.S. dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material. Exchange gain in fiscal 2012 was a nominal amount

Interest Rate Risk and Equity Price Risk

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

b) Management’s annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of April 29, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at April 29, 2013, the Company’s internal control over financial reporting is effective at December 31, 2012, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal controls over financial reporting that occurred in the fourth quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

The members of the audit committee are Messrs William J. Witte, Stephen Wilkinson, and Andrew MacRitchie. The Company’s Board of Directors has determined that Mr. MacRitchie qualifies as an “audit committee financial expert” and is “independent” as that term is defined under NYSE MKT rules. Mr. MacRitchie is a Chartered Account and CFO of a resource company. The other members of the audit committee also have significant financial experience within the mining industry and are considered financially literate, and they are also considered independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2012, and to the date of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services

		Years ended December 31,
Services:	2012 (Cdn$)	2011 (Cdn$)	2010 (Cdn$)
Audit Fees	$ 30,000	$ 89,329	$ 71,000
Audit-Related Fee (1)	--	5,775	--
Tax Fees	--	2,485	--
All Other Fees (2)	--	28,250	--
Total Fees	$ 30,000	$ 125,839	$ 71,000
(1)	“Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.
(2)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2012, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT

Change from MSCM LLP to MNP LLP

Effective October 26, 2012, the Company’s former auditors, MSCM LLP, resigned at the request of the Company and the Company appointed MNP LLP as its new auditors.

The former auditors’ report on the financial statements for the Company’s fiscal years ended December 31, 2011 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change auditors was recommended and approved by the Company’s Audit Committee and approved by the Board of Directors.

During the 2011 fiscal year and the subsequent interim period that preceded the former auditors’ dismissal, there was no disagreement with the former auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement, if not resolved to the satisfaction of the former auditors, would have caused them to make reference to the subject matter of the disagreement in connection with their report. None of the reportable events described in Item 16F(a)(1)(v) occurred during the period in which the former auditors served as the Company’s auditors.

However, without qualifying their opinion, the former auditors included an explanatory paragraph in their report on the Company’s financial statements for the 2011 fiscal year which referenced a footnote in the financial statements disclosing factors which raise substantial doubt about the Company’s ability to continue as a going concern.

The Company has provided its former auditors with a copy of this disclosure and has requested that the former auditors furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether they agree with the above statements, and if not, stating the respects in which they do not agree. A copy of that letter from the former auditors dated May 14, 2013 is filed as an exhibit to this Form 20-F.

Prior to October 26, 2012, the date that MNP LLP was retained as the auditors of the Company, the Company did not consult MNP LLP regarding:

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

Change from PricewaterhouseCoopers LLP to MSCM LLP

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

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1
Consolidated Statements of Financial Position as at December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010	F-1

ITEM 19. EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2012, 2011 and 2010 including Auditors’ Reports from MNP LLP (2012) and MSCM LLP (2011 and 2010)*
F-2	Management Discussion and Analysis for the Years Ended December 31, 2012 and 2011.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.*
4.1	Revised Mining Lease and Option to Purchase Agreement, Idaho-Maryland Project, dated May 29, 2002.(2)
4.2	Idaho-Maryland Project Lease Extension (1) dated January 26, 2007.*
4.3	Idaho-Maryland Project Lease Extension (2) dated February 6, 2009.*
4.4	Idaho-Maryland Project Lease Extension (3) dated July 22, 2010.*
8.1	List of subsidiaries.(2)
11.1	Code of Ethics, effective September 1, 2005.*
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*
15.1	Idaho-Maryland Mine Project, Grass Valley, Technical Report, effective date December 8, 2009.*
15.2	Letter from PricewaterhouseCoopers LLP dated May 15, 2012.(3)
15.3	Letter from MSCM LLP dated May 14, 2013.*
Notes:
* Filed herewith.
(1) Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2) Previously filed as exhibit to Form 20-F on July 1, 2005 and incorporated by reference.
(3) Previously filed as exhibit to Form 20-F on May 11, 2012 and incorporated by reference.
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
86

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
89

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

DATED: May 17, 2013

91