Form 20-F/A
period 2012-12-31
EMGOLD MINING CORP
filed 2013-07-02
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A AMENDMENT NO. 2

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

Yes ☐ No ☑

EXPLANATORY NOTE

This Form 20-F/A, Amendment No. 2, includes revisions to Exhibit 99.1, “Consolidated Financial Statements,” to include an audit opinion that (1) refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board, and (2) makes a reference to an “unqualified opinion” issued by another auditor on our financial statements for the year ended December 31, 2011. In addition, the statement of management’s responsibility for the financial statements has also been revised to include a reference to the International Financial Reporting Standards as issued by the International Accounting Standards Board. In all other material respects, this Form 20-F/A is unchanged from Amendment No. 1 filed on May 21, 2013.

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

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1
Consolidated Statements of Financial Position as at December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2012, 2011, and 2010	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2012, 2011, and 2010	F-1

ITEM 19. EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2012, 2011 and 2010 including Auditors’ Reports from MNP LLP (2012) and MSCM LLP (2011 and 2010)*
F-2	Management Discussion and Analysis for the Years Ended December 31, 2012 and 2011.(4)
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(4)
4.1	Revised Mining Lease and Option to Purchase Agreement, Idaho-Maryland Project, dated May 29, 2002.(2)
4.2	Idaho-Maryland Project Lease Extension (1) dated January 26, 2007.(4)
4.3	Idaho-Maryland Project Lease Extension (2) dated February 6, 2009.(4)
4.4	Idaho-Maryland Project Lease Extension (3) dated July 22, 2010.(4)
8.1	List of subsidiaries.(2)
11.1	Code of Ethics, effective September 1, 2005.(4)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*
15.1	Idaho-Maryland Mine Project, Grass Valley, Technical Report, effective date December 8, 2009.(4)
15.2	Letter from PricewaterhouseCoopers LLP dated May 15, 2012.(3)
15.3	Letter from MSCM LLP dated May 14, 2013.(4)
Notes:
* Filed herewith.
(1) Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2) Previously filed as exhibit to Form 20-F on July 1, 2005 and incorporated by reference.
(3) Previously filed as exhibit to Form 20-F on May 11, 2012 and incorporated by reference.
(4) Previously filed as exhibit to Form 20-F on May 21, 2012 and incorporated by reference.
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

DATED: July 2, 2013

91