Form 20-F
period 2013-12-31
EMGOLD MINING CORP
filed 2014-04-30
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 72,587,462 common shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐                      No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐                      No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                      No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒                      No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐                                           Accelerated Filer ☐                                Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	☐

International Financial Reporting Standards as issued by the International Accounting Standards Board	☒

Other	☐

If “Other” has been checked in response to the previous question, indicate by a check mark which financial statement item the registrant has elected to follow.

Item 17 ☐                 Item 18 ☐                      NOT APPLICABLE

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

YES ☐                      NO ☒

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

Conversion Factors (Metric and Imperial Units)

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

Glossary of Abbreviations

AA	Annexation Application
Ag	Silver
Au	Gold
Ba	Barium
Co	Cobalt
Cu	Copper
EM	Electromagnetic
Fe	Iron
gpm	Gallons per minute
gpt	Grams per tonne
g/t	Grams per tonne
IP	Induced Polarization geophysical survey
Ni	Nickel
NSR	Net smelter returns royalty
oz	Troy ounce
Pb	Lead
Pd	Palladium
ppb	Parts per billion
ppm	Parts per million
Pt	Platinum
S	Sulphur
ton	Short ton (2,000 pounds)
tonne	Metric ton (1000 kilograms - 2204.62 pounds)
tpd	Tons per day
VLF	Very low frequency electromagnetic geophysical survey
VMS	Volcanogenic massive sulphide

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated.

TABLE OF CONTENTS

GLOSSARY OF ABBREVIATIONS		4
PART 1		6
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	6
ITEM 3.	KEY INFORMATION	6
ITEM 4.	INFORMATION ON THE COMPANY	17
ITEM 4A.	UNRESOLVED STAFF COMMENTS	40
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	40
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	47
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	60
ITEM 8.	FINANCIAL INFORMATION	61
ITEM 9.	THE OFFER AND LISTING	61
ITEM 10.	ADDITIONAL INFORMATION	43
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	73
PART II		74
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	74
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	74
ITEM 15.	CONTROLS AND PROCEDURES	74
ITEM 16A	AUDIT COMMITTEE FINANCIAL EXPERT	74
ITEM 16B.	CODE OF ETHICS	75
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	75
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	76
ITEM 16F.	CHANGE IN Registrant’s CERTIFYING ACCOUNTANT	76
ITEM 16G.	CORPORATE GOVERNANCE	76
ITEM 16H.	MINE SAFETY DISCLOSURE	76
PART III		77
ITEM 17.	FINANCIAL STATEMENTS	77
ITEM 18.	FINANCIAL STATEMENTS	77
ITEM 19.	EXHIBITS	78
INDEX TO EXHIBITS		78
GLOSSARY OF GEOLOGIC AND MINING TERMS		79
SIGNATURES		85

PART 1

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

(a)	Directors and Senior Management

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

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2013, 2012, 2011, 2010, and 2009 was derived from the Company’s consolidated financial statements as audited by MNP LLP, Chartered Accountants for 2012 and 2013, MSCM LLP, Chartered Accountants for 2011 and PricewaterhouseCoopers LLP, Chartered Accountants for the years 2010 and 2009, as indicated in the audit reports included elsewhere in this Annual Report. The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

The selected consolidated statement of financial position data as of December 31, 2009 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the year ended December 31, 2009 and 2010 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2013, 2012, and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only. The selected consolidated statement of financial position data as of December 31, 2009 and the selected consolidated statement of income data and the selected consolidated statement of cash flows data for the years ended December 31, 2009 were derived from our audited consolidated financial statements not included in this Annual Report and were prepared in conformity with US GAAP. The information based on US GAAP is not comparable to information prepared in accordance with IFRS.

In accordance with rule amendments adopted by the U.S. Securities and Exchange Commission, or SEC, which became effective on March 4, 2008, we do not provide a reconciliation to US GAAP for financial information prepared in accordance with IFRS. The selected financial information as of and for the years ended December 31, 2013, 2012, 2011 and 2010 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

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

Selected Consolidated Statement of Financial Position
Amount in conformity with IFRS
(Year End December 31, United States Dollars)

	2013	2012	2011	2010	2009
Total assets	$1,290,459	$1,677,936	$2,198,166	$2,207,283
Total liabilities	671,063	1,125,067	1,543,237	661,707
Contributed surplus	7,062,781	7,035,197	6,800,722	6,629,389
Share capital	43,687,315	43,390,203	42,817,739	41,490,268
Warrants	686,349	686,349	1,219,617	1,271,008
Deficit	(50,817,049)	(50,558,880)	(50,183,149)	(47,845,089)
Equipment and mineral property interests	1,231,071	1,474,581	1,053,339	1,120,075
Shareholders’ equity (deficiency)	619,396	552,869	654,929	1,545,576
Number of outstanding common shares	72,587,462	66,651,462	58,714,504	38,552,444

No cash or other dividends have been declared on common shares.

Selected Consolidated Statement of Comprehensive Income (Loss)
Amount in conformity with IFRS
(Year End December 31, United States Dollars)

	2013	2012	2011	2010	2009
Revenue	$ --	$ --	$ --	$ --
Investment and other income	--	--	--	--
General and administrative expenses	508,195	704,970	1,030,920	402,596
Exploration expenses	106,529	1,187,329	1,307,140	670,491
Loss according to financial statements	258,169	(375,731)	(2,338,060)	(1,073,087)
Loss per share – basic and diluted	(0.00)	(0.01)	(0.06)	(0.05)

Selected Consolidated Statement of Financial Position
Amount in conformity with US GAAP
(Year End December 31, United States Dollars)

	2013	2012	2011	2010	2009
Total assets					$ 1,136,369
Total liabilities					1,925,709
Share capital					38,792,139
Contributed Surplus					4,287,301
Warrants					112,355
Contributed other comprehensive income					(577,454)
Deficit					(44,206,549)
Equipment and mineral property interests					1,044,553
Shareholders’ equity (deficiency)					1,016,056
Number of outstanding common shares					15,751,987

Selected Consolidated Statement of Comprehensive Income (Loss)
Amount in conformity with US GAAP
(Year End December 31, United States Dollars)

	2013	2012	2011	2010	2009
Revenue					$ --
Investment and other income					--
General and administrative expenses					218,688
Exploration expenses					1,175,520
Ceramext research costs					92,340
Write-down of mineral property interests					75,169
Loss according to financial statements					(1,561,717)
Loss per share – basic and diluted					(0.09)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Emgold has no source of revenue other than interest income. The Company has potential to generate income by advancing its exploration and development properties into production or by conducting the sale, joint venture, or other business transactions related to its properties. A mining project can typically require ten to twenty years or more between discovery, definition, development construction, and eventually operation. As a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 or more years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At December 31, 2013, Emgold had working capital deficiency of $627,000, compared to a working capital deficit of $923,000 at December 31, 2012. Working capital is defined as current assets less current liabilities.

The Company has taken significant steps to reduce operating costs since 2008. The Company is currently exploring all options that have potential to generate cash for the Company, including equity investment, sale of assets, joint ventures, mergers, or other types of business transactions. The Company cannot guarantee the success of any of these transactions.

Emgold may be unable to obtain the funds necessary to hold or conduct further exploration or permitting activities for its properties. Emgold has been undergoing a three phase permitting process to complete an Environmental Impact Report and to obtain a Conditional Mine Use Permit for the I-M Project, located in Grass Valley, California. On October 26, 2011, Phase 3 of the permitting process was placed on hold by the Company pending resurgence of the junior mining equity markets. On September 10, 2012, the Company’s permitting application was “deemed withdrawn” by the City due to inactivity and the Company was instructed it would have to re-file its applications when it had the funds to move forward. It is unknown if and when additional funds will be available to advance the I-M Project and the Company has stated that if necessary, the Company will drop the I-M Project to focus on other assets the Company currently has in its portfolio (see October 26, 2011, September 07, 2012, and February 1, 2013 press releases).

On February 1, 2013, a Lease Option to Purchase Agreement with the BET Group for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Project expired. The Company is in negotiations to extend this Agreement on more favourable terms. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio (see February 1, 2013 press release).

On September 4, 2013, the Company announced it sold 18 acres of non-core real estate in Grass Valley for proceeds of $450,000. This decreased the number of acres of real estate owned by the Company in Grass Valley from 52 to 34 acres.

In 2012 and 2013, Emgold announced a series of transactions with Rawhide Mining LLC (“RMC”) whereby RMC will provide Cdn$1.0 million in equity financing to Emgold in a series of tranches (See November 14, 19, and 26, 2012 press releases, December 28, 2012 press release, and January 30, 2013 press release). Part of these financings, totalling $510,000, will be used to purchase the underlying property and royalty rights to 52 claims that are part of the Buckskin Rawhide East Property, NV. Upon completion of these transactions, the Buckskin Rawhide East Property will be leased to RMC, who will explore the Property. The lease will include:

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

In 2012, Emgold elected not to conduct additional exploration work on its Stewart and Rozan properties in B.C. The assessment work filings with B.C. Mineral Titles for these properties was made in 2013 for work completed in 2012, ensuring the Company’s retains title for these properties until 2023 without additional exploration work.

Property payments for the Koegel Rawhide and Buckskin Rawhide West properties, both of which are leases, remain small at this point in time. Payments can be made in Emgold stock at this point in time, allowing them to be retained without the need for cash in the short term.

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

Gold Price
2000 to Present $US

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	263.80
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,571.52	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company’s share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company’s ability to raise funds. The world markets are currently being affected by a poor recovery from a major recession in the U.S., a deficit crisis in the U.S., high oil prices, political turmoil in the Middle East (Syria, Afghanistan, Iraq, Iran), political turmoil in the Ukraine, a European debt crisis, and other international economic and political factors. Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece. This has caused record deficits in several countries, including the U.S. These crises, which have occurred over a multi-year period, have affected the Company’s ability to raise capital and have negatively impacted the stocks of many junior exploration companies. It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company’s ability to raise necessary capital and advance the I-M Project or its exploration properties.

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

The I-M Project contains areas that have been impacted by historic mining activities and clean up of historic tailings will be required. The Company has historically leased this Property and is not conducting any mining operations; therefore no reclamation liability has been accrued. As part of the CMUP process, the Company has completed test work to characterize the historic tailings and will be entering into agreements with the California Department of Toxic Substance Control who will be the Lead Agency overseeing the cleanup of historic tailings on site. The Company worked with the California Regional Water Quality Control Board and has remediated the location where two historic fuel tanks were removed by the previous owners of the land. Costs for cleanup and short and long term liabilities for cleanup of the site are being addressed with State and local agencies. Should the economics of site cleanup of historic mine tailings on site become prohibitive, the Company could elect not to complete the purchase of this Property and discontinue the project. However, information available at this time indicates that cleanup of the site can be completed in a reasonable and economic fashion, and this cleanup will be a benefit to the local community in the long term.

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

Information about the I-M Project is distributed at community events. Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings, community events as well as through local news media, direct mail-outs, circulars and brochures. A website, devoted to the I-M Project, www.idaho-maryland.com, operated during the permitting process, provided general I-M Project information, permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

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

Failure to comply with environmental and reclamation rules could result in penalties. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. At present, the Company has estimated that no funds are required for reclamation at the I-M Project, as reclamation related to a drilling program is normally defined in the drilling permit and completed at the end of the program. The Company is not conducting any mining operations; therefore, no reclamation liability has been accrued. To date, Emgold has been successful in obtaining all permits that it has applied for and believes it has a good working relationship with local regulators. The Company and its employees have been engaged in the exploration and development of mineral properties for many years. Currently, the operations of the Company have been limited to exploration and permitting. To date, no mining activity has yet been undertaken by the Company.

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

Currency fluctuations between the United States dollar and the Canadian dollar may affect Emgold’s financial position and results. Many of Emgold’s principal financial obligations are in United States dollars, which make it subject to foreign currency fluctuation and such fluctuations may materially affect its financial position and results. In fiscal 2013, the Company received $285,000 in gross proceeds from the issuance of common shares in private placement and from the exercise of warrants. The Company’s consolidated financial statements are reported in United States dollars and the functional currency of the Company is United States dollars.

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 7,030,665 stock options outstanding (at December 31, 2013), which are exercisable at prices ranging from Cdn$0.10 to Cdn$0.25 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2013, there were 8,985,003 warrants exercisable at a weighted average exercise price of $0.19. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2013, include the 8,985,003 warrants and underlying warrants, and the 7,030,665 stock options above, which collectively represent approximately 22% (2012 - 68%) of Emgold’s issued shares as at December 31, 2013.

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

The Company is in the business of acquiring, exploring, and developing mineral properties. For the past three completed financial years, and since 1993, the Company has been principally engaged in permitting and developing the I-M Project located near the City of Grass Valley (the “City”) in Nevada County, California, U.S.A. The Company originally acquired the rights to the I-M Project in August 1993. Over the next five years, significant expenditures were made on the I-M Project. An Environmental Impact Report was successfully completed to dewater and explore the Idaho-Maryland Mine and a National Pollution Discharge Elimination System Permit obtained. However, in the late 1990’s, with a decreasing gold price, it became impossible to raise capital to continue with the exploration the I-M Project. Gold prices continued to drop and the Company wrote-down the Property for a nominal carrying value of $1 in 1999. The lease option to purchase agreement on the I-M surface property and mineral rights with the BET Group was eventually dropped. Permits to dewater the mine were cancelled or expired.

Emgold remained interested in the I-M Project and continued to pursue various financing alternatives. In fiscal 2002, the Company renegotiated the terms and conditions of a lease option to purchase agreement with the BET Group for certain property and mineral rights in Grass Valley. Details of expenditures relating to the Idaho-Maryland surface properties and mineral rights are included in Item 4 under “Property, Plant and Equipment” and “Idaho-Maryland Project – History of the Property”. Emgold incorporated a 100 percent owned Nevada Corporation subsidiary company, the Idaho-Maryland Mining Corporation (the “IMMC”), to hold and develop the I-M Project. Activities and expenditures related to the I-M Project are completed through this subsidiary.

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

Emgold also has two early-stage mineral exploration projects in British Columbia that contain gold, silver, molybdenum, tungsten, and other mineralization. These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition.

The company has an early stage gold and silver exploration project called the Buckskin-Rawhide East Property in Nevada where it owns 100% of 6 claims and 75% of 40 claims. It currently has an agreement to acquire the remaining 25% of the 40 claims and is in the process of completing this transaction. Once is has 100% ownership of the 52 claims, the Property will be leased to RMC who plan to conduct exploration and, if exploration is successful, potentially bring any resources discovered into commercial production at the Denton Rawhide Mine.

Emgold also has two additional early stage exploration projects in Nevada called Buckskin Rawhide East and Koegel Rawhide. To date, Emgold has done limited exploration on these properties.

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

The Company has had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project that was originally signed in 2003 and had a five-year term. The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Idaho-Maryland Project. Emgold owns certain other mineral and surface rights associated with the Project. The BET Agreement has been extended three times to date, with the last extension from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period were $30,000 per quarter. The Company has the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing. At December 31, 2012, the Company was in compliance with all the terms of the BET Agreement. However, on February 1, 2013, the BET Agreement expired as announced by press release dated 01 February, 2013. The Company is currently in negotiations to extend the BET Agreement. The success or failure of these negotiations is unknown at this time. Emgold has stated that if negotiations are unsuccessful, it will drop the I-M Project to focus on other assets the Company currently has in its portfolio.

Under a previous lease agreement extension, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group has agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, was added to the purchase price of the property and mineral rights, the first installment of which was to become due on February 1, 2013 under the third lease extension, in the event that the Company exercises its option to purchase the I-M Property. The deferral of $120,000 was subject to interest calculated at 5.25% compounded annually.

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

In addition to its interest under the BET Agreement, IMMC owns 28 acres of the former sawmill site adjacent to the one of the surface property owned by the BET outlined above, and the two properties encompass the 85 acres known as the Idaho-Maryland site. The company also owned 7 acres known as the Round Hole site. IMMC also owns the subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres. These mineral rights are contiguous, are considered part of the I-M Project, and consist of only subsurface mineral rights.

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

In 2004, the Company entered into a joint venture with a private, non-related company to acquire approximately 45 acres, locally called the Lausman Property adjacent to other properties under option by the Company in Grass Valley, California. The Company’s share of the purchase price was $542,500, plus legal costs. The Lausman Property was initially acquired to complement the I-M Project, as the combined 102 acre site would be suitable for mining, milling and ceramic manufacturing facilities. The Company and its arm’s-length partner have since terminated the joint venture, and the Company’s portion of the title has been transferred to the Company’s name. The land is expected to be used for buildings that may be needed for construction of mining operations including storage areas, access for vehicular traffic and to provide buffer zones to isolate the mine from adjacent properties. Development of the site is subject to review and approval of the City.

In 2009, the Company acquired 7.13 acres of land, locally called the Round Hole Property, in Grass Valley, California. The Round Hole Property contains a historic five foot diameter shaft that was historically part of the Idaho-Maryland Mine workings. The Company plans to utilize this shaft as a ventilation shaft and escape way as part of the Idaho-Maryland Project development. Under the terms of the agreement, the Company issued 280,823 (post-consolidation) common shares to the seller for the purchase of the Round Hole Property at a deemed market price of Cdn$0.55 on the date of filing.

In 2013, the Company elected to sell 18 acres of the 45 acre Lausman Property for gross proceeds of $450,000. This property was considered a non-core asset and not required for development of the I-M Project. This sale reduced the size of the Idaho-Maryland site to 84 acres.

None of the Company’s projects has known reserves, and all proposed programs are exploratory in nature. The I-M Project has National Instrument 43-101 compliant mineral resources in Measured, Indicated, and Inferred categories.

Idaho-Maryland Project

Surface and Mineral Rights

The I-M Project is located 1.5 miles east of downtown Grass Valley, Nevada County, within the State of California. The I-M Project comprises approximately 2,800 acres of subsurface mineral rights and 128 acres of surface rights. The surface rights are centered around three of the historic mine shafts at the properties. The properties comprise the 84 acre Idaho-Maryland site (including the 28 acre Lausman Property), the 37 acre New Brunswick site, and the 7 acre Round Hole site. The mineral rights are severed from the surface rights at variable depths from surface, with all mineral rights being contiguous below 200 ft from surface. Most of the Property is located in the City of Grass Valley, but the New Brunswick Property is located in Nevada County adjacent to the City.

History of the Property

The Grass Valley mining district is one of the most productive and famous mining districts in the State of California. The mines in the district were known as the “Northern Mines” and were not part of the Mother Lode gold belt. The first and second largest underground gold producing mines in the state, the Empire and Idaho-Maryland, are located adjacent to one another within the district. Placer gold was first found in Wolf Creek, adjacent to the Idaho-Maryland Mine, in 1848. Gold-bearing quartz was discovered at Gold Hill in 1850. The original claim on the Idaho-Maryland Mine was staked in 1851 and high-grade gold mineralization was discovered in 1861, with the commencement of mining in 1863. It has been estimated that over the approximately 106 years of gold mining activity in the Grass Valley district from 1850 to 1956, a total of 17 million ounces of gold were produced. The district is still considered the fifth largest gold-producing area in the United States, although most of the mines have not been in production since 1956. The Idaho-Maryland Mine yielded an estimated 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine was mined only to the 3,280-foot level while its neighbour, the Empire Mine, was systematically mined to the 5,000-foot level below surface.

The claims around the deposit were consolidated in 1915 to form the Idaho-Maryland Mine. Metals Exploration Company of New York acquired control of the surface properties and mineral rights, dewatered the mine, deepened the Idaho shaft to 2,000 ft and moved the Union Hill stamp mill to the Idaho shaft area. Full production, however, was never achieved in the 1920’s. Control over the properties and mineral rights changed in 1926 when Errol MacBoyle and Edwin Oliver created holdings that included the Idaho-Maryland, Brunswick, and Morehouse mines. Production commenced the same year. From 1926 to 1942 the Idaho Mine produced 650,000 ounces of gold from 1.1 million tons of ore. The Brunswick Mine restarted production in 1934 after deepening its shaft to 3,460 ft and constructing a 750 STPD mill. The mines were closed in 1942, due to the enactment of the Federal War Production Boards Limitation Order L-208, and were reopened again in 1945. Production was hampered by depleted operating funds, rising costs, skilled labour shortages, and negligible exploration and underground development work. Gold mining ceased at the Idaho-Maryland Mine in 1954, being briefly replaced by government-subsidized tungsten production until 1957. Mining activity stopped altogether in 1957. At the time of closure, Idaho-Maryland Industries, Inc. owned the Mine. In 1963 Idaho-Maryland Industries, Inc. executed a Quit Claim Deed to William and Marian Ghidotti. Ownership of the mineral rights eventually passed to Mary Bouma, Erica Erickson, and William Toms (referred to as the BET Group) in 1983.

In August 1993, Emgold originally leased, with an option to purchase, the initial four land parcels in Grass Valley, California from the BET Group, the unrelated owners of the properties. Until 1999, the Company held interests in four land parcels in Grass Valley, California (collectively referred to herein as the “I-M Project”) through its subsidiary, IMMC. The four parcels were comprised of the subsurface (generally below 200 feet mineral rights to 2,745 acres of land and the surface rights to three parcels, one of 37 acres surrounding the 3,460 foot deep New Brunswick shaft, one of 80 acres adjacent to and south of the New Brunswick shaft (the “Brunswick Millsite”) and one of 13 acres surrounding the Round Hole Shaft.

The Company held a 100% interest in the Round Hole Shaft Property until December 2000. It also held a lease and option to purchase a 100% interest in the other three land parcels, which expired. These land parcels were held as security for a convertible debenture held by Frank A. Lang and a convertible debenture held by Lang Mining Corporation, a private company controlled by Frank A. Lang. As the Company and the debenture holders could not come to mutually acceptable terms for an extension to the convertible debentures, which expired on June 8, 2000, the convertible debentures were cancelled and the land held as security was transferred to a private company controlled by Frank A. Lang. In June 2009, the Company announced it had reached an agreement with Frank A. Lang to re-purchase approximately 7 acres of the original land parcels that were transferred to Mr. Lang’s private company in 2000 and the land transfer was completed in 2010. The subject acreage is located at the intersection of Idaho-Maryland and Brunswick Roads in Grass Valley, CA, and overlies part of the mineral rights associated with the I-M Project and is the location of the historic Round Hole Shaft and is called locally the Round Hole Property. The agreement to re-purchase was conducted by way of share issuance.

Emgold had incurred significant expenditures on the I-M Project prior to 1999. Under Canadian generally accepted accounting principles and the policy of the Company, the status of the I-M Project was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1. Gold prices were low, and it was difficult to raise capital for exploration of mineral properties. In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible. Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development. During the year ended December 31, 2013, $0 (2012 - $580.084) was expended by the Company on exploration and permitting activities on the I-M Project.

In fiscal 2002, the Company renegotiated the 1993 lease and option to purchase agreement with the the BET Group for the Idaho-Maryland mineral rights and certain surface properties in the Grass Valley Mining District, California. This is called the BET Agreement. The initial term of the BET Agreement was five years, commencing on June 1, 2002, and ending on May 31, 2007. The owners granted to the Company the exclusive right and option to purchase all of the leased BET Property and mineral rights. The BET mineral rights were subject to a 3% Net Smelter Royalty (“NSR”) from production. if the mineral rights were still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. Lease payments of $25,500 were payable quarterly commencing May 1, 2004, and continuing until February 1, 2007.

In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the BET Agreement whereby the term of the exercise date was extended from May 31, 2007, to December 31, 2008, with quarterly lease payments of $75,000. In 2009, the BET Agreement was extended a second time to run from February 1, 2009 to February 1, 2011 with quarterly payments of $30,000 in year one and quarterly payments of $60,000 in year two. In 2010, the BET Agreement was extended a third time to run an additional two years from February 1, 2011 to February 1, 2013. Quarterly lease payments were $30,000 per quarter.

In 2010, as part of negotiations for the third extension of the BET Agreement, the BET Group agreed to defer fifty percent of the quarterly leases payments for 2010, amounting to $30,000 of the $60,000 per quarter outlined above. The amount of the deferral, totaling $120,000, would be added to the purchase price of the Property, of which the first installment would become due on February 1, 2013, in the event that the Company exercised its option to purchase the BET Properties and mineral rights. The deferral of $120,000 would be subject to interest calculated at 5.25% compounded annually. On February 1, 2013, the third extension of the BET Agreement expired without being renewed. The Company is in negotiations to extend the lease or come to some other suitable business transaction with the BET Trust, subject to successful negotiations and financing.

The Company has capitalized a total of $1,227,563 (2012 - $1,464,274) in Mineral Property Interests, of which $490,508 relates to Idaho-Maryland acquisition costs. Additional properties have been acquired for a total of $737,055.

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

Cautionary Note to U.S. Investors concerning estimates of Measured and Indicated Resources: This section uses the terms “measured” and “indicated resources.” We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources: This section uses the term “inferred resources.” We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission do not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Summary Idaho-Maryland Gold Measured and Indicated Mineral Resource, March 1, 2007

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/ MCF (oz/ton)
Measured Mineral Resource ¹	13.3	271,000	0.22	0.31
Measured Mineral Resource ²	70.7	831,000	0.15	0.15
Indicated Mineral Resource	8.1	489,000	0.35	0.50
Measured + Indicated Mineral Resources	41.1	1,666,000	0.22	0.28

1. MCF = Mine Call Factor (not applicable to Waterman Group resources).
2. Idaho-Maryland measured resources are split into two categories: 1) the Eureka, Idaho, Dorsey, and Brunswick Groups, and 2) the Waterman Group (stockwork / slate type ore).

Summary Idaho-Maryland Gold Inferred Mineral Resource, March 1, 2007

Classification	True Thickness (ft)	Tonnage (ton)	Gold Grade (oz/ton)	Gold Grade w/MCF (oz/ton)
Inferred Mineral Resources	9.1	2,573,000	0.27	0.39

Mine Call Factor: The mine “call” factor was determined from the historical mining information and was used while the mine was in operation to predict the head grade of ore fed to the mill. Historically the planned mill feed tonnage and gold grade rarely matched the actual results. This was a result of a variety of factors that could be resolved by adjusting the planned production by a constant number. This number or factor is called the multiplier factor or mine call factor. Commonly, these deposit types typically under-predict the gold produced. Causes include poor sampling of high-grade material, inconsistent assaying procedures for the high-grade samples and, in places, the use of too low a bulk density number for the ore. Prior studies have included a detailed investigation into historic mine-mill reconciliation at the Idaho-Maryland mine. Analysis of data from later years (1950 to 1952), where the records of mine and mill production were kept in some detail and were traceable to parts of the mine, were examined and two factors were calculated: a "model" (underground sampling) to "mine" (muck car sampling) factor, equal to 1.21, and a "mine" to "mill" factor, calculated to be 1.19. The total Mine Call Factor is equal to 1.44. AMEC reviewed the work done by previous studies and has agreed with their results. The use of the Mine Call Factor can be used to establish a relationship between the historic underground channel samples and expected production. This factor should only be used on the nugget vein system data.

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

Measurement uncertainty and impairment assessments: Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs. The mineral property costs that are capitalized relate to mineral property acquisition costs. At December 31, 2013, the carrying value of mineral property interests was $1227,563. Of this, $490,508 was related to surface rights and two minor mining claims related to the I-M Project. The balance of the costs relate to the Rozan, Stewart and Buckskin properties. To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property, management has concluded that the fair values of the properties is at least equal to or greater than its book value. The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2013, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

As of December 31, 2013, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and due to significant changes in one of the property’s work programs. The Company completed an impairment assessment for each of its mineral property interests.

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

Exploration, to date, has included geological mapping, geochemical sampling, geophysics, trenching, and diamond drilling. This work has identified five key exploration targets. The targets include:
1.	The Stewart Moly Zone
2.	The Arrow Tungsten Zone
3.	The Craigtown Creek Gold Zone
4.	The Stewart Creek Gold Zone
5.	The Free Silver Zone

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

Exploration Activity
The Stewart Property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals. In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work. In 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics). In 2004, Emgold completed a 6 hold drill program (1530 meters or 5,108 feet) in the Craigtown Creek Gold Zone, resulting in several gold intersections. In 2005 Emgold completed a 5-hole diamond drill program (404.5 meters or 1,327 feet) in the Stewart Moly Zone, including twinning of historic holes. Both high grade and low grade molybdenum minerlization was intersected. In 2007, Emgold completed 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) focused on the Arrow Tungsten Zone. Both high and low grade tungsten mineralization was encountered. In 2011, The Company drilled 19 diamond drill holes (2,526 meters or 8,287 feet) focussed on the Stewart Moly Zone. The drilling focused on the Stewart Moly Zone with the goal of defining and expanding the Zone. Both high grade and low grade molybdenum mineralization was identified, with the presence of potential by-product metals gold and rhenium.

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

In 2013, no exploration work was completed on the Stewart Property. The Assessment Report for 2012 was filed with B.C. Mineral Titles.

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

Property Ownership
In 2000 the Company acquired 100% of the rights to the Rozan Property, a prospect located south of the community of Nelson in the Red Mountain area of southeastern British Columbia. The Company earned its interest in the Property by making stepped payments totalling Cdn$100,000 and issuing 200,000 common shares. In fiscal 2006 the claims were transferred to the Company. The Property is subject to a 3% NSR. The Company has the right to purchase 2/3 of the NSR for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 1/3. Currently the Property consists of 32 mineral claims totalling 1,950 acres.

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

Terms of Option Agreement with Valterra Resources

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

In 2013, no exploration work was completed on the Rozan Property The Assessment Report for 2012 was filed with B.C. Mineral Titles.

Exploration Projects, Nevada

The Company has three early stage exploration properties all located in the vicinity of the Denton Rawhide Mine, near Fallon, Nevada.

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

The Buckskin Rawhide East Property is also adjacent to the Regent Property. The Regent Property was acquired by RMC in 2012 from Pilot Gold Corporation. The Regent Property was previously explored and drilled by Kennecott in the 1990’s and by Pilot in 2011. The Regent Property surrounds the Buckskin Rawhide East Property on the north and on the west.

The Buckskin Rawhide East Property is a volcanic-hosted, structurally controlled, epithermal gold-silver target situated in the Walker Lane gold belt of western Nevada. The Walker Lane is a regional shear zone and known gold trend that has hosted large and small historic and recent gold-silver mines in western Nevada, including mines of the Comstock Lode, Tonopah District and Rawhide District. From 1981 through 2009, mines located in Mineral County that were situated in the Walker Lane gold trend have produced 2,800,448 ounces of gold and 56,112,442 ounces of silver (Muntean, 2010). The Property has potential for both high grade gold and silver vein targets and low grade bulk disseminated gold and silver targets.

Property Ownership
The Buckskin Rawhide East Property consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the Company in 2010. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement. Subsequently, Emgold has acquired six additional claims from Nevada Sunrise LLC and therefore holds 100% interest in 12 claims. Emgold now holds a 75% interest in 40 additional claims that it acquired from Nevada Sunrise LLC and the right to acquire the remaining 25% interest. Emgold is in the process of acquiring the remaining 25% of the 40 additional claims from the Estate of Maurice and Lorraine Castagne. Regardless, Emgold currently controls this 25% interest in the claims by nature the 2010 Lease and Option to Purchase Agreement with Nevada Sunrise LLC.

In 2012, Emgold reached an agreement to lease the Buckskin Rawhide East Property to RMC, subject to completing acquisition of 100% ownership of the Property as outlined above.

Exploration Activity
The Buckskin Rawhide East Property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes. Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones. The development alternatives would include advancing the Buckskin Rawhide East Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

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

In 2011, Emgold continued sampling of the Black Eagle Fault. The Company expanded the Buckskin Rawhide East Property by staking 6 claims totalling 120 acres. The Company also announced initial results of surface sampling of the Chicago Mountain area. A bulk disseminated gold exploration target, called the Chicago Mountain Bulk Disseminated Target, was identified being approximately 4,000 feet long by 400 feet wide. A total of 105 historic grab samples in the target area averaged 0.04 ounces per ton gold. Emgold has taken 15 samples in this target area to date, with average grades of 0.02 ounces per ton gold. Ten reverse circulation drill holes were drilled by Kennecott historically in the mineralized area, with the average grade of mineralization in the holes being 0.008 ounces per ton gold and mineralization to a depth of 165 feet (and open to expansion at depth).

In 2012, Emgold continued sampling, mapping, and analysis of historic and Company sampling at Buckskin Rawhide East Property to further delineate the Black Eagle and Chicago Mountain Zones. On 30 January 2012, Emgold announced results of continuing surface exploration on two previously identified exploration targets, the Black Eagle High Grade Vein Target and the Chicago Mountain Bulk Disseminated Target. Samples were also taken along the Black Eagle Fault (which contained the Black Eagle High Grade Vein Target) and a new fault that was discovered by geological mapping.

In 2013, RMC conducted exploration drilling on the Buckskin Rawhide East Property. Results of this drilling are pending.

Buckskin Rawhide West Property, Nevada

The Buckskin Rawhide West Property in Nevada is without known mineral resources and reserves and the proposed programs are exploratory in nature.

Property Location and Geology
The Buckskin Rawhide West Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District. The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic centre, as well as structures from the Walker Lane and Basin and Range. The Buckskin Rawhide West Property is an early stage gold/silver exploration property located adjacent and west of the Regent Property and near the Denton Rawhide Mine. It is near, but not contiguous with the Buckskin Rawhide East Property, with claims of the Regent Property separating the two. The Property has potential for both high grade gold and silver vein targets and low grade bulk disseminated gold and silver targets.

Property Ownership
The Company has a lease and option to purchase agreement with Jeremy Wire, an individual, for 21 unpatented mining claims at Buckskin Rawhide West. The terms of this agreement were disclosed in an Emgold news release dated 24 January 2012. Emgold has agreed to lease the Property from Jeremy Wire subject to the following payments:

Terms of Lease Agreement with J. Wire
Buckskin Rawhide West

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

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

Exploration Activity
Minimal exploration has been done on the Property to date and the acquisition of the Property was initially done because of its strategic location to the Denton Rawhide Mine, the Regent Property, and the Buckskin Rawhide East Property.

Koegel Rawhide Property, Nevada

The Keogel Rawhide Property in Nevada is without known mineral resources and reserves and the proposed programs are exploratory in nature.

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

Property Ownership
Emgold’s has a lease and option to purchase agreement with Jeremy Wire, an individual, for 19 unpatented mining claims at Koegel Rawhide. The terms of this agreement were disclosed in an Emgold news release dated 06 February 2012. Emgold has agreed to lease the Property from Jeremy Wire subject to the following payments:

Terms of Lease Agreement with J. Wire
Koegel Rawhide

Year	Advance Royalty Payment
2012	$10,000	(1)
2013	$10,000	(2)
2014	$10,000	(2)
2015	$20,000	(3)
2016	$30,000	(3)
2017	$30,000	(3)
2018	$30,000	(3)

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

Exploration Activity
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

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Emgold Principal Capital Expenditures (3 Year)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
2013	1,227,563	3,508
2012	1,464,274	10,307
2011	1,035,163	18,176

ii) Amounts expensed

Exploration Expenses in the last three fiscal years ended December 31 are as follows:

Emgold Exploration Expenses (3 Years)

Year	Idaho-Maryland	Stewart	Rozan	Nevada Properties	Total
2013	$0	$149	$148	$102,832	$103,129
2012	580,084	289,151	318,094	0	1,187,329
2011	775,500	503,544	0	28,096	1,307,140

No Golden Bear Costs were expensed in any of the last three fiscal years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2013, 2012 and 2011 and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2013, 2012, and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2013 and 2012, and in Note 2 for the year ended December 31, 2011.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2013 and 2012, and in Note 3 for years ended December 31 2011, and for IFRS.

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

Year Ended December 31, 2013 (“fiscal 2013”) Compared to Year Ended December 31, 2012 (“fiscal 2012”)

Emgold’s loss in fiscal 2013 was $258,169 or a loss per share of $0.00, compared to as loss of $375,731, or a loss per share of $0.01 in fiscal 2012. This includes $106,529 in exploration costs incurred in fiscal 2013, compared to $1,187,329 incurred in fiscal 2012. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Legal, accounting and audit fees decreased to $73,172 in fiscal 2013 from $85,659 in fiscal 2012, due to the Company taking specific actions to reduce these fees.

Salaries and benefits decreased to $93,578 in fiscal 2013 from $159,679 in fiscal 2012 as a result of the Company making changes to its management structure during 2012.

Shareholder communications costs decreased to $31,100 in fiscal 2013 from $128,043 in fiscal 2012. This reduction resulted from the Company cancelling an investor relations contract.

Stock-based compensation decreased to $27,584 in fiscal 2013 from $130,701 in fiscal 2012. This decrease relates to the timing of stock option issuances to officers, directors, and consultants.

Unrealized gain on warrant liability moved from ($1,492,098) in fiscal 2012 to ($37,243) in fiscal 2013. The warranty liability on the Company’s financial statements will continue to roll into income as the passage of time decreases the value of the remaining liability.

Exploration expenses – Idaho-Maryland Project:
Direct exploration expenditures on the I-M Project decreased to $nil in fiscal 2013 from $580,084 in fiscal 2012. Permitting activities related to the I-M Project were put on hold in late 2011 and the lease agreement on I-M Project with the BET Trust expired in 2013.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada
Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties increased to $102,832 in fiscal 2013 from $nil in fiscal 2012. This increase was related to additional exploration work done in conjunction with Rawhide Mining LLC on the Buckskin Rawhide East Property.

Exploration expenses – British Columbia Properties
Exploration expenditures on the Stewart and Rozan Properties decreased to $297 in fiscal 2013 from $607,245 in fiscal 2012. Exploration on Stewart and Rozan was done in 2012 using flow through funding. No exploration work was budgeted in 2013.

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

Stock-based compensation increased to $130,701 in fiscal 2012 from $58,978 in fiscal 2011. This increase relates to the timing of stock option issuances to officers, directors, and consultants.

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

Exploration expenses – Idaho-Maryland Project:
Direct exploration expenditures on the I-M Project decreased $195,416 from $775,500 in fiscal 2011 to $580,084 in fiscal 2012. Permitting activities related to the Project were put on hold in late 2011 and costs were incurred for property payments and technical work.

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

Exploration expenses – British Columbia Properties
Exploration expenditures on the Stewart and Rozan Properties increased by $103,701 from $503,544 in fiscal 2011 to $607,245 in fiscal 2012. This was related to an increase in the availability of flow through financing that was available and was raised to spend on the properties in 2012 as compared to 2011.

B.	Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2013

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

At December 31, 2013, the Company had a working capital deficiency of $627,000, defined as current assets less current liabilities, compared with working capital deficiency of $923,000 at December 31, 2012. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2013, have been funded primarily from sale of real estate holdings in Grass Valley, private placement financings, and loans from related parties.

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

Investing Activities

As at December 31, 2013, Emgold has capitalized $1,227,563 (2012 - $1,464,274; 2011 - $1,035,163) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

Capital Resources

At December 31, 2013, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $627,000, compared to a working capital deficiency of $923,000 in 2012 and a working capital surplus of $651,840 in fiscal 2011. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2014 in order for the I-M Project and the Company to move forward. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

The Company expects to complete $250,000 in financing in 2014 as part of a transaction announced with Rawhide Mining LLC ($750,000 of this financing was completed in 2013 and 2012).

Share Capital

At December 31, 2013 the Company had 72,587,462 (2012 – 66,651,462) common shares issued and outstanding.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance.

2013

In January 2013 the Company closed the second tranche of a private placement, issuing 5,700,000 Units at Cdn$0.05 per Unit for gross proceeds of Cdn$285,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of Cdn$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period.

2012

In December 2012 the Company closed the first tranche of a private placement, issuing 6,642,857 Units at Cdn$0.07 per Unit for gross proceeds of Cdn$465,000. Each Unit consists of one common share of the Company and one half common share purchase warrant. Each full warrant entitles the holder to purchase, for a period of 24 months, one additional common share at a price of Cdn$0.12 per share. No finder’s fees were payable in connection with this part of the financing. The share issued, along with any shares issued upon the exercise of warrants, will be subject to a four month and one day hold period.

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

Options and Warrants

2013

During the year ended 31 December 2013, a total of 3,000,000 incentive stock options were issued to directors, officers, employees and consultants of the Company with an exercise price of Cdn$0.10. All options issued expire 60 months after issuance.

During the twelve months ended 31 December 2013, a total of 239,000 options expired, with an average exercise price of Cdn$0.175. In addition, a total of 700,000 options were cancelled or forfeited, with an average exercise price of Cdn$0.15.

During the twelve months ended 31 December 2013, the Company issued 2,850,000 warrants with an exercise price of Cdn$0.12 and a 24 month life in connection with private placements described above. A total of 29,360,781 warrants expired with an average exercise price of $0.16.

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

Financing Activities

The Company expects to complete $250,000 in financing in 2014 as part of a transaction announced with Rawhide Mining LLC. A total of $750,000 was previously raised in this financing in 2012 and 2013.

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

Going Concern

At December 31, 2013, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

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

Plans for 2014

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $50,000 per month to support its corporate overhead and hold its existing properties. To advance the Idaho-Maryland Project and its other properties, approximately $150,000 to $250,000 per month is required. The Company’s priority in 2014, due to continuing poor equity markets, it to raise sufficient capital to support its overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow. The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company.

Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to abandon the Idaho-Maryland Project, as least in the short term. Should sufficient funds not be available, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties.

Contractual Obligations in 2013

See Item 5.F. for a table of contractual obligations at December 31, 2013.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2013:

Emgold Short-Term and Long-Term Obligations ($US)

	January 1, 2013, to December 31, 2013	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$671,063	$--	$--	$--	$--	$--	$671,063
	$671,063	$--	$--	$--	$--	$--	$671,063

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Senior Officers and Directors of Emgold

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at October 18, 2013	% Of Issued And Outstanding	Principal Business Activities Outside the Company

Kenneth Yurichuk, Director	ValGold Resources Ltd., Paragon Minerals Corporation, Matrix Management Fund	205,000	0.28%	Partner, Bobot & Yurichuk, Chartered Accountants

William J. Witte, – Independent Director	None	57,504	0.08%	Businessman and Mining Consultant

David Watkinson, President and Chief Executive Officer and Director	Northaven Resource Corporation	18,800	0.03%	None

Andrew MacRitchie, Independent Director	Westham Resources Corp.	370,000	0.51%	CFO, Helio Resources

Allen Leschert, Non-Executive Chairman of the Board, Independent Director	Northaven Resource Corp.	NIL	0.00%	President and CEO, Northaven Resource Corp.

Grant T. Smith Chief Financial Officer	N/A	NIL	0.00%	Senior Partner, Clearline Chartered Accountants

David Watkinson, P. Eng., President and CEO, brings over 30 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario. Mr. Watkinson joined Emgold on June 22, 2006 and served of V.P. of Operation for Idaho-Maryland Mining Corporation. He was subsequently appointed as a director and President and Chief Operating Officer of Emgold on July 25, 2007, and President of the Company on October 16, 2007. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions.

Grant T. Smith, CFO, is a Chartered Accountant and has over a decade of experience in the accounting field. He is the senior partner with Clearline Chartered Accountants, a firm of chartered accountants with offices in Vancouver, North Vancouver and White Rock. Mr. Smith serves as the CFO for several Canadian TSX Venture mining companies with operations in Canada, the USA, and Mexico. Prior to establishing Clearline, Mr. Smith was at PricewaterhouseCoopers where he spent several years working with companies operating in the mineral sector. He also has extensive experience serving private companies in various industries as well as not-for-profit organizations. Mr. Smith is also active in serving his community, supporting both the arts and social services by serving on various Boards, until recently he was the President of the Vancouver Chamber Choir and served as the treasurer of the MS Society for five years. Mr. Smith is currently the treasurer of the Honour House Society. He holds a BFA (1984) from York University and received his designation as a CA in 2005. Mr. Smith became CFO of the Company on September 1, 2012.

Sargent Berner, was Non-Executive Chairman of the Board and Director until his retirement on August 21, 2013. He is a graduate of the University of British Columbia where he received his B.A. in 1963 and his LL.B. in 1966, and the London School of Economics, London, England where he received the degree of Master of Laws in 1967. From 1968 to 1976 he served as a full-time Assistant and Associate Professor of the Faculty of Law at the University of British Columbia and practised corporate, securities and natural resources law as an associate and/or partner in the Vancouver law firm of DuMoulin Black from 1976 to 2006. He has provided consulting services to the Company through his company, Kent Avenue Consulting Ltd. Mr. Berner served as a director of the Company from May 30, 1991. He was appointed as Co-Chairman and Co-Chief Executive Officer of the Company on July 25, 2007. In the first quarter of 2009, Kenneth Yurichuk resigned as Co-Chairman and Co-Chief Executive Officer and was appointed as Chief Financial Officer, making Mr. Berner the Chairman and Chief Executive Officer of the Company. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer of the Company, merging the Chief Operating Officer and Chief Executive Officer positions. Mr. Berner continued as Non-Executive Chairman of the Board and Director, serving until his retirement on August 21, 2013.

Kenneth R. Yurichuk, Director, is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto. Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. In addition, Mr. Yurichuk is a director of Matrix Fund Management Fund and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He had provided consulting services through his company 759924 Ontario Ltd., a private company. Mr. Yurichuk became a director of the company on 22 June 2006. He was appointed as Co-Chairmen and Co-Chief Executive Officer of the Company on July 25, 2007. In the first quarter of 2009, he resigned as Co-Chairman and in the second quarter as Co-Chief Executive Officer and was subsequently appointed as Chief Financial Officer. Mr. Yurichuk resigned as Chief Financial Officer in September 2012 and was replaced by Grant Smith, the current Chief Financial Officer. He continues as a Director of the Company.

Stephen J. Wilkinson, Independent Director until June 14, 2013, is President and Chief Executive Officer of ValGold Resources Ltd. Mr. Wilkinson was President, Chief Executive Officer and Director of Northern Orion Explorations Ltd. during its successful restructuring over the period from 1999 to 2002 and from 1996 to 1999, he was the Vancouver based mining analyst for RBC Dominion Securities Inc., responsible for small capitalization and gold and base metal companies. Mr. Wilkinson holds an MBA from Clarkson University, Potsdam New York, a M.Sc. (Geology) from Carleton University and B.Sc. (Geology) from the University of Western Ontario. Mr. Wilkinson became a director of the Company on July 25, 2007 and served until his resignation on June 14, 2013.

William (Bill) J. Witte, Independent Director, has been an officer and director of the Company since June 1999. From 1995 to joining the Company in 1999, Mr. Witte was self-employed. From 1992 to 1995 he was an engineering manager and project manager, with Fluor Daniel Wright Inc. Mr. Witte has more than 30 years of mining, engineering, business, and entrepreneurial experience. He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia. His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management. Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world. Mr. Witte served as President or Chief Executive Officer of the Company from July 24, 2002 until August 1, 2007.

Andrew MacRitchie, Independent Director, has over 10 years of experience in various mineral exploration finance and accounting roles. Since 2007, Andrew has been Chief Financial Officer of Helio Resource Corp., a gold exploration company with projects located in Africa. Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller. Quorum provided accounting services for a group of exploration stage companies (including Emgold) with gold, silver, and base-metal projects located in North and South America. Andrew holds a B.Sc. Honors degree from the University of British Columbia and received his Chartered Accountant designation in 2003 while articling with PricewaterhouseCoopers. Mr. MacRitchie is also a Director of the Kidney Foundation of Canada. Mr. MacRitchie became an Independent Director of the Company on May 22, 2012.

Allen Leschert, Non-Executive Chairman of the Board and Independent Director, is a senior member of the securities bar in Vancouver B.C. with over 25 years of experience with public mining and exploration companies. He has pioneered a number of unique public company financing and transaction structures and has handled numerous public mining transactions, listings, joint ventures, financings, corporate takeovers, mergers and acquisitions in Canada and internationally. He is President of Armex Mining Corp. (a private B.C. based company) and is CEO and Chairman of the Board of Northaven Resources Corp. (a public B.C. based company). He holds an LLB from the University of Victoria and a B.Com. (with distinction) from the University of Alberta. Mr. Leschert became an Independent Director of the Company on August 21, 2013. He was subsequently appointed Non-Executive Chairman of the Board on November 27, 2013.

Technical Consultants and Employees

William S. Watters, P.E. a mining consultant to the Company, has 30 years of engineering and supervisory experience in underground mines and tunnels. His background includes supervision of underground miners working in industrial minerals, coal and gold mines as well as in tunnel construction management. His engineering involvement has been in the design and commissioning of continuous haulage systems used in underground mining, and he also has experience in the design of ventilation networks, dewatering systems, and electrical distribution for underground mines as well as mine planning and surveying. He has an extensive background in underground mining and tunnelling safety and is a certified safety representative in the state of California. His educational degrees and licenses include: B.S. Mining Engineering, University of Nevada – Reno; State of Wyoming Registered Professional Engineer-Mining; State of California Registered Professional Engineer-Civil.

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

Jim Wood, MSc, P.G., Manager, Material Sciences, a consultant to the Company, was responsible for all test work and SPC on feed materials and final products. Jim was an employee of the Company from 2005 to 2007. He has 30 years of experience in the field of geological materials research. He has performed microscopic studies of rock and mineral materials using various analytical techniques including X-ray Diffraction mineral analysis, Polarized Light Microscopy and use of the Scanning Electron Microscope/Microprobe. Jim has worked for Unocal at their Science and Technology Research Center as a mineralogist. He has also been a forensics consultant on construction materials failure for a number of leading geotechnical consulting firms. He holds a B.S. degree in Earth Science from California State University, Long Beach and a M.S degree in Geology from California State University at Los Angeles. He is a registered Professional Geologist in California.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2013;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2013;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2013.

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2013.

Compensation and Discussion Analysis

Compensation of Directors and NEOs
The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management.

The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC. The Board has appointed William Witte as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

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

At December 31, 2013, a total of 7,258,746 (2012 – 6,665,146) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 7,030,665 (2012 – 4,969,665) were outstanding under the plan at December 31, 2013.

During the year ended December 31, 2013, 239,000 stock options with an exercise price of Cdn$0.175 expired unexercised (2012 – 603,000 options expired with an average exercise price of Cdn$0.175), and 700,000 options were forfeited at an average exercise price of Cdn$0.15 (2012 - nil options forfeited)

The Board of Directors generally grants options to corporate executives further to the recommendation of the CGCC. As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation, including but not limited to the grant of options. Options may be granted at other times of the year to individuals commencing employment with the Company.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2012, is as set out below:

Compensation Paid to Emgold NEOs

Name and principal position held during fiscal 2013	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2)	Total compensation (3)
					Annual incentive plans	Long-term incentive plans		($)	($)
Kenneth R. Yurichuk(4)	2013 2012 2011	NIL NIL NIL	NIL NIL NIL	NIL 10,826 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL 24,400 42,634	NIL 35,226 42,634
David G. Watkinson(5) President & CEO	2013 2012 2011	185,000 185,000 185,000	NIL NIL NIL	3,500 40,598 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NI NIL NIL	188,500 225,598 185,000
Grant T. Smith(6) CFO	2013 2012 2011	36,000 12,095 NIL	NIL NIL NIL	1,750 NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	37,750 12,095 NIL
Notes:
(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Resigned from position of CFO effective September 1, 2012. Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.
(5)	Of the total salary for 2013, $185,000 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2013, and was unpaid at December 31, 2013.
(6)	Appointment as CFO became effective September 1, 2012. Management fees were paid directly to Clearline Chartered Accountants, a company of which Grant T. Smith is a director.

Emgold and its subsidiaries have had consulting contracts with Sargent H. Berner and Kenneth Yurichuk. Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 for his duties as Co-CEO/CEO and Co-Chairman/Chairman of the Board of the Company. This fee was reduced to $5,250 paid monthly on January 1, 2009. The last payment was made on April of 2010, at which time his contract was terminated. Mr. Berner subsequently became Non-Executive Chairman of the Board and received no fees for this position. Compensation of Cdn$7,000 per month was paid monthly to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007 for his role as co-CEO and co-Chairman of the Board of the Company. In February 2009, he resigned as co-CEO of the Company. In May 2010, he resigned as co-Chairman of the Board and became the CFO of the Company. The monthly fee paid to Mr. Yurichuk was reduced to $5,250 on January 1, 2009 and subsequently reduced further to $3,920. He remained as CFO of the Company until August 2012 at which time his contract was terminated. Mr. Yurichuk remains as a Director of the Company and receives no fees for this position at the current time.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards
The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2013, for each NEO:

Share and Option Based Awards for NEOs

Name	Option-based Awards				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Kenneth R. Yurichuk	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	07-May-2017	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL
David G. Watkinson	700,000	0.10	11-Oct-2018	NIL	N/A	N/A
	750,000	0.15	07-May-2017	NIL
	93.333	0.25	17-Mar-2015	NIL
	600,000	0.25	8-Dec-2015	NIL
Grant T. Smith	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
Notes:
(1)	On December 31, 2013, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.03 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2013, for each NEO:

Incentive Plan Awards for NEOs

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
Kenneth R. Yurichuk	NIL	NIL	N/A
David G. Watkinson	3,500	NIL	N/A
Grant T. Smith	1,750	NIL	N/A
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

Directors’ fees totalling $NIL (2012 - $NIL; 2012 – $NIL) were paid or are accrued and payable to three independent directors of the Company.

Director Compensation Table
The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Compensation for Directors Who are Not NEOs

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total (Cdn$)
Sargent H. Berner	NIL	NIL	NIL	NIL	NIL	NIL	NIL
William J. Witte	NIL	NIL	1,750	NIL	NIL	NIL	1,750
Andrew MacRitchie	NIL	NIL	1,750	NIL	NIL	NIL	1,750
Stephen J. Wilkinson	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Allen Leschert	NIL	NIL	1,750	NIL	NIL	NIL	1,750

Outstanding Share-based Awards and Option-based Awards
The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2013, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards for Directors Who are Not NEOs

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	07-May-2017	NIL
	20,000	0.175	12-July-2014	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL
Andrew MacRitchie	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	22-May-2017	NIL
Allen Leschert	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
Notes:
(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.03 per share on December 31, 2013.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year
The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2013 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards Vested for Directors Who are Not NEOs

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
William J. Witte	1,750	NIL	N/A
Andrew MacRitchie	1,750	NIL	N/A
Allen Leschert	1,750	NIL	N/A
Notes:
(1)
The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.

(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides equity compensation plan information as for year ended December 31, 2013.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	7,030,665	$0.16	228,077
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	7,030,665		228,077
Notes:
(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2013.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2013, there were no Company stock options exercised.

C.	Board practices

All currently serving directors were elected at the Company’s annual general meeting held on 27 November 2013 and have a term of office expiring at the next annual general meeting of Emgold. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. Mr. MacRitchie, Mr. Leschert, and Mr. Witte are independent directors. As such, the number of directors is five.

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

Information on Current and Former Directors, Management, and Administrative Personnel

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director	Director: June 1999 – Present, Executive Vice President: May 1999 - July 2002, President and CEO: July 2002 – July 2007
Sargent H. Berner	Non-Executive Chairman	Director: May 1991 – August 2013, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, CEO: February 2009 – May 2010. Non-Executive Chairman – May 2010 – August 2013
Stephen J. Wilkinson	Director Chair, Corporate Governance and Compensation Committee	Director: June 2007 – June 2013
Robin A. W. Elliott	Former Director	Director: June 2006 – September 2009
Kenneth Yurichuk	Director	Director: June 2006 to Present, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, Chief Financial Officer: February 2009 – August 2012
Grant Smith	Chief Financial Officer	Chief Financial Officer: September 2012 – Present
David Watkinson	Director and President and Chief Executive Officer
Director: October 2007 – Present, Vice-President Operations: June 2006 – July 2007, Chief Operating Officer: July 2007 – May 2010, President: October 2007 – Present; Chief Executive Officer: May 2010 - Present

Andrew MacRitchie	Director Chair Audit Committee	Director: May 2012 - Present
Allen Leschert	Director	Director: August 2013-Present, Non-Executive Chairman of the Board: November 2013 - Present
Mary Davies	Former Corporate Secretary	Corporate Secretary: December 2009 – August 2012
Lisa Maxwell	Corporate Secretary	Corporate Secretary: September 2012 – Present

Audit Committee

Andrew MacRitchie, William J. Witte, and Allen Leschert are currently the members of Emgold’s audit committee. The audit committee is appointed annually by the directors of Emgold at the first meeting of the board held after Emgold’s annual general meeting. The primary function of the audit committee is to review the financial statements of Emgold before they are submitted to the board for approval. The Committee is also available to assist the board if required with matters relating to the appointment of Emgold’s auditor and the overall scope and results of the audit, internal financial controls, and financial information for publication for various purposes.

Corporate Governance and Executive Compensation Committee

Members of the Corporate Governance and Compensation Committee are William Witte, Allen Leschert, and Andrew MacRitchie. The committee was formed for making recommendations to the board with respect to developments in the area of corporate governance, the practices of the board, and appropriate candidates for nomination to the board and for evaluating the performance of the board.

D.	Employees

At December 31, 2013, Emgold had 3 full time employees. Emgold Mining Corporation, the parent company, employs none of these employees. The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California. Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services. (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2013, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2013

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William Witte, Director
	20,000	Common	0.175	July 12, 2014
	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
	200,000	Common	0.15	May 7, 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	763,333
Kenneth Yurichuk Director
	93,333	Common	0.25	March 17, 2015
	100,000	Common	0.25	December 8, 2015
	200,000	Common	0.15	May 7, 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	743,333
David Watkinson President and Chief Executive Officer, Director
	93,333	Common	0.25	March 17, 2015
	600,000	Common	0.25	December 8, 2015
	750,000	Common	0.15	May 7, 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	2,413,333
Andrew MacRitchie Director
	200,000	Common	0.15	May 7 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	550,000
Allen Leschert Director
	350,000	Common	0.10	October 11, 2018
Subtotal	350,000
Grant Smith Chief Financial Officer
	350,000	Common	0.10	October 11, 2018
Subtotal	350,000

TOTAL	5,169,999	Common

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company as at the date of this report, the holders of 5% or more of the common shares of Emgold are as follows:

-	Rawhide Mining Company LLC, holding approximately 12,343,000 common shares, or 17%. As at December 31, 2012, holdings were approximately 6,643,000 common shares (2011 – NIL; 2010 – NIL)
-	Gerbino Gold Group LLC, holding approximately 5,881,000 common shares, or 8%. As at December 31, 2012. Holdings were approximately 5,881,000 common shares (2011 – 4,757,000; 2010 – 2,657,000)

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2013, Emgold had authorized an unlimited number of common shares without par value of which 72,587,462 (2012 – 66,651,462) were issued and outstanding.

As of April 17, 2014, there were 102 registered shareholders of record holding a total of 72,587,462 common shares of Emgold. To the best of Emgold’s knowledge there were 53 registered shareholders of record with registered addresses in Canada, 46 shareholders of record with registered addresses in the United States and 3 shareholders of record with a registered address in other countries holding approximately 51,324,588 (71%), 19,772,874 (27%) and 1,490,000 (2%) of the outstanding common shares, respectively. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2013 and December 31, 2013, except as noted below.

Related Party Transactions

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 185,000	$3,500
A company of which the CFO is a director (3) – management fees	36,000	1,750
A company of which the CFO is a director (3) – accounting	18,165	-
Directors	-	-
Notes:
(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.

At December 31, 2013, fees of $528,213 (2012 – $462,767) were payable to David Watkinson; fees of $22,789 (2012 –$14,022) were payable to Clearline; and fees of $27,286 (2012 – $27,286) were payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

The Company implemented a new internal policy during the December 31, 2013 year-end resulting in the write-off of $54,557 of vacation that was accrued to the CEO of the Company.

Also during the December 31, 2013 year-end, the Company recognized a bad debt expense due to the write-off of accounts receivable from a former director in the amount of $12,756.

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

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements”. The consolidated financial statements as required are attached as an exhibit and are found immediately following the text of this Annual Report. The audit reports of MNP LLP and MSCM LLP, independent Chartered Accountants, are included immediately preceding the consolidated financial statements that they audited.

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

Trading Markets

The table below lists the high and low prices for common shares of the Company for the past five years and for the current fiscal year to April 17, 2014.

EMR Annual Share Price Range – Last 5 Years
(adjusted to reflect 2009 consolidation)
(source – TMX website, Cdn$)

Year	High	Low
	(Cdn$)	(Cdn$)
2014 (to April 17, 2014)	0.035	0.025
2013	0.080	0.020
2012	0.120	0.045
2011	0.290	0.075
2010	0.42	0.23
2009	0.80	0.20

EMR Quarterly Share Price – Last 3 Years
(source – TMX website, Cdn$)

Quarter	High (Cdn$)	Low (Cdn$)
Calendar 2014
First Quarter	0.035	0.025
Second Quarter (to Apr 17, 2014)	0.030	0.030

Calendar 2013
First Quarter	0.080	0.040
Second Quarter	0.050	0.020
Third Quarter	0.050	0.025
Fourth Quarter	0.040	0.205

Calendar 2012
First Quarter	0.120	0.085
Second Quarter	0.100	0.050
Third Quarter	0.110	0.060
Fourth Quarter	0.075	0.045

Calendar 2011
First Quarter	0.290	0.120
Second Quarter	0.150	0.110
Third Quarter	0.145	0.075
Fourth Quarter	0.190	0.075

The high, low and closing price of the Company’s common stock on April 17, 2014, was Cdn$0.030. The Company’s common stock is issued in registered form.

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

On October 18, 2013, Emgold adopted an Advance Notice Policy for future shareholder meetings. This was approved by Shareholders at the AGM on 27 November, 2013. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Policy is intended to further these objectives.

The Policy, among other things, includes a provision that requires advance notice to the Company in certain circumstances where nominations of persons for election to the Board of Directors are made by shareholders of the Company. The Policy fixes a deadline by which director nominations must be submitted to the Company prior to any annual or special meeting of shareholders and sets forth the information that must be included in the notice to the Company. No person will be eligible for election as a director of the Company unless nominated in accordance with the Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days and not more than 65 days prior to the date of the annual meeting; provided, however, that, in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders called for the purpose of electing directors (whether or not called for other purposes), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

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

Preference Shares
Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2013.

C.	Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.
A five-year lease (as amended) initially had a term ending on May 31, 2007, with the owners of the Idaho-Maryland Mine at lease payments of $25,500 quarterly on February, May, August and November 1st. The owners granted to the Company the exclusive right and option to purchase all of the leased properties and mineral rights owned by the BET Group. The mineral rights were subject to a 3% net smelter royalty from production if the properties and mineral rights were still being leased. Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price. In February 2007, for a one-time payment of $75,000, the Company negotiated an extension to the initial amended lease (First Extension), whereby the exercise date was extended to December 31, 2008. The Company agreed to a quarterly lease payment of $75,000 beginning on May 1, 2007, and continuing for the term of the revised lease. The Company further amended the mining lease and option to purchase as follows: the payments, commencing on February 1, 2009, were reduced to $30,000 per quarter during fiscal 2009. Commencing with the February 1, 2010, payment, quarterly payments are to be $60,000 through to the end of the extended term, which is February 1, 2011. All other conditions of the original agreement, including the option purchase price and NSR remain unchanged. The quarterly lease payments are being expensed in the Consolidated Statements of Operations as holding costs, but are accrued and have not been paid due to the financial constraints of the Company.

On 1 February 2011, the Company extended its lease and option to purchase agreement on the BET Group for an additional two years to February 1, 2013. All lease payments related to the agreement are current as at December 31, 2012. Payments for the extension period will be $30,000 per quarter. Fifty per cent of the quarterly payments for 2010 were deferred, lowering the quarterly payments from $60,000 to $30,000 per quarter. The deferred balance of $120,000, subject to an interest rate of 5.25%, will be added to the purchase price of the properties and mineral rights, the first purchase payment being due February 1, 2013, if the option to purchase is exercised. The Company is currently in discussions with the BET Trust to extend and/or negotiate a new agreement, which would cover the lease and option to purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Project.

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

Passive Foreign Investment Company
United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold PFIC status has not been assessed for years ended December 31, 2013, 2012, 2011, or 2010. However Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009 and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information About Market Risk

As at December 31, 2013, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Foreign Denominated Balances (Rounded ‘000’s)

	Canadian currency amount	U.S. currency amount
Cash	11,000	27,000
Accounts payable and accrued liabilities	(116,000)	(555,000)

B.	Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada. The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated primarily in Canadian dollars. Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures. In future, it will be necessary to do further equity or other forms of financing. The funds may be received in either Canadian or U.S. dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material. Exchange gain in fiscal 2013 was a nominal amount.

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

b) Management’s annual report on internal control over financial reporting.

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at the date of the audit report of the December 31, 2013 financial statements, the Company’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal control over financial reporting that occurred in the fourth quarter of 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

c) Changes in internal control over financial reporting.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERTS

The members of the audit committee are Messrs. William J. Witte, Allen Leschert, and Andrew MacRitchie. The Company’s Board of Directors has determined that Mr. MacRitchie qualifies as an “audit committee financial expert” and is “independent” as that term is defined under NYSE MKT rules. Mr. MacRitchie is a Chartered Accountant and CFO of a resource company. The other members of the audit committee also have significant financial experience within the mining industry and are considered financially literate, and they are also considered independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2013, and to the date of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services

Professional Service Fees from Audit Firm

Services:	Years ended December 31
	2013 (Cdn$)	2012 (Cdn$)	2011 (Cdn$)
Audit Fees	$ 30,000	$ 30,000	$ 89,329
Audit-Related Fee (1)	--	--	5,775
Tax Fees	--	--	2,485
All Other Fees (2)	--	--	28,250
Total Fees	$ 30,000	$ 30,000	$125,839
Notes:
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

During the year ended December 31, 2013, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN CERTIFYING ACCOUNTANT

Disclosure relating to this item was previously reported in the Company’s Form 20-F annual report for the year ended December 31, 2012, as amended on July 2, 2013.

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1

Consolidated Statements of Financial Position as at December 31, 2013, 2012, and 2011	F-1

Consolidated Statements of Comprehensive Income for the years ended December 31, 2013, 2012, and 2011	F-1

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2013, 2012, and 2011	F-1

Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012, and 2011	F-1

Notes to the Consolidated Financial Statements for the years ended December 31, 2013, 2012, and 2011	F-1

ITEM 19. EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2013, 2012 and 2011 including Auditors’ Reports.*
F-2	Management Discussion and Analysis for the Years Ended December 31, 2013, 2012, and 2011.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(3)
4.1	Revised Mining Lease and Option to Purchase Agreement, Idaho-Maryland Project, dated May 29, 2002.(3)
4.2	Idaho-Maryland Project Lease Extension (1) dated January 26, 2007.(3)
4.3	Idaho-Maryland Project Lease Extension (2) dated February 6, 2009.(3)
4.4	Idaho-Maryland Project Lease Extension (3) dated July 22, 2010.(3)
8.1	List of subsidiaries.(2)
11.1	Code of Ethics, effective September 1, 2005.(3)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*
15.1	Idaho-Maryland Mine Project, Grass Valley, Technical Report, effective date December 8, 2009.(3)
Notes:
*	Filed herewith.
(1)	Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2)	Previously filed as exhibit to Form 20-F on July 1, 2005 and incorporated by reference.
(3)	Previously filed as exhibit to Form 20-F on May 21, 2013 and incorporated by reference.

END OF EXHIBITS

Glossary of Geologic and Mining Terms

Anomaly	Any deviation from normal. Examples would include geologic features or concentrations of metal noticeably different than surrounding features or metals.

Arsenopyrite	A sulphide of arsenic and iron.

Assay	An analysis to determine the presence, absence or quantity of one or more components.

Axis	An imaginary hinge line about which the fold limbs are bent. The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.

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

EMGOLD MINING CORPORATION

Per:

/s/ David G. Watkinson
David G. Watkinson, Chief Executive Officer

/s/ Grant T. Smith
Grant T. Smith, Chief Financial Officer

DATED: April 29, 2014