Form 20-F
period 2014-12-31
EMGOLD MINING CORP
filed 2015-05-06
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2014

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______________ to _______________

OR

SELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None
(Title of class)
1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 77,832,462 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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
as issued by the International Accounting
Standards Board ☑

Other ☐

If “Other” has been checked in response to the previous question, indicate by a check mark which financial statement item the registrant has elected to follow.

Item 17☐ Item 18 ☐ NOT APPLICABLE

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☑

2

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

3

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
4

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

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2014, 2013, 2012, 2011, and 2010 was derived from the Company’s consolidated financial statements as audited by MNP LLP, Chartered Accountants for 2014, 2013. amd 2012, and MSCM LLP, Chartered Accountants for 2011 and PricewaterhouseCoopers LLP, Chartered Accountants for the year 2010, as indicated in the audit reports included elsewhere in this Annual Report. The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

The selected consolidated statement of income data and the selected consolidated statement of cash flows data set forth below for the year ended December 31, 2010 are derived from our audited consolidated financial statements not included in this Annual Report. Our consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, and 2011 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards. Our consolidated financial statements as of and for the year ended December 31, 2010 were originally prepared in accordance with generally accepted accounting principles in the United States, or US GAAP, and were restated in accordance with IFRS for comparative purposes only.

The selected financial information as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Consolidated Statement of Financial Position

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2014	2013	2012	2011	2010
Total assets	1,383,981	$1,290,459	$1,677,936	$2,198,166	$2,207,283
Total liabilities	760,678	671,063	1,125,067	1,543,237	661,707
Contributed surplus	7,062,781	7,062,781	7,035,197	6,800,722	6,629,389
Share capital	43,935,360	43,687,315	43,390,203	42,817,739	41,490,268
Warrants	686,349	686,349	686,349	1,219,617	1,271,008
Deficit	(51,061,187)	(50,817,049)	(50,558,880)	(50,183,149)	(47,845,089)
Equipment and mineral property interests	1,668	1,231,071	1,474,581	1,053,339	1,120,075
Shareholders’ equity (deficiency)	623,303	619,396	552,869	654,929	1,545,576
Number of outstanding common shares	77,823,462	72,587,462	66,651,462	58,714,504	38,552,444

No cash or other dividends have been declared on common shares.

Selected Consolidated Statement of Comprehensive Income (Loss)

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2014	2013	2012	2011	2010
Revenue	$ --	$ --	$ --	$ --	$ --
Investment and other income	--	--	--	--	--
General and administrative expenses	242,375	508,195	704,970	1,030,920	402,596
Exploration expenses	43,601	106,529	1,187,329	1,307,140	670,491
Loss according to financial statements	244,138	258,169	(375,731)	(2,338,060)	(1,073,087)
Loss per share – basic and diluted	(0.00)	(0.00)	(0.01)	(0.06)	(0.05)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Emgold has no source of revenue other than interest income and advance royalty payments. The Company has potential to generate income by advancing its exploration and development properties into production or by conducting the sale, joint venture, or other business transactions related to its properties. A mining project can typically require ten to twenty years or more between discovery, definition, development construction, and eventually operation. As a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 or more years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At December 31, 2014, Emgold had working capital deficiency of $727,000, compared to a working capital deficit of $627,000 at December 31, 2013. Working capital is defined as current assets less current liabilities.

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

On February 1, 2013, a Lease Option to Purchase Agreement with the BET Group for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Project expired. The Company has proposed to extend this Agreement on more favourable terms. Should negotiations to extend the agreement be unsuccessful, Emgold has stated it will terminate the Project and focus on the other assets the Company currently has in its portfolio (see February 1, 2013 press release).

In 2014, the BET Group listed the surface and mineral rights associated with the I-M Project for sale and indicated to Emgold that their preference is to sell the surface and mineral rights, as opposed to leasing them. The purchase price was listed as $2.7 million. If funding is not available to complete an acquisition or lease of the surface and mineral rights, or the surface and mineral rights are purchased by others, Emgold will terminate the I-M Project and focus on other assets the Company currently has in its portfolio.

On September 4, 2013, the Company announced it sold 18 acres of non-core real estate in Grass Valley for proceeds of $450,000. This decreased the number of acres of real estate owned by the Company in Grass Valley from 52 to 34 acres. Emgold has listed the 34 acres of remaining properties for sale. Should these properties be sold, Emgold will terminate the I-M Project and focus on other assets the Company currently has in its portfolio. Alternatively, if funding is raised to acquire or lease the surface and mineral rights for the I-M Project, Emgold would retain these properties.

In 2012, 2013, and 2014, Emgold announced a series of transactions with Rawhide Mining LLC (“RMC”) whereby RMC provided Cdn$1.0 million in equity financing to Emgold in a series of tranches (See November 14, 19, and 26, 2012 press releases; December 28, 2012 press release; January 30, 2013 press release; and July 11 and 18, 2014 press release). Part of these financings, totalling $510,000, were used to purchase the underlying property and royalty rights to 52 claims that are part of the Buckskin Rawhide East Property, NV (see July 28, 2014 press release). Upon completion of these transactions, the Buckskin Rawhide East Property was leased to RMC, who will explore the Property (see August 21, 2014 press release). The lease will include:

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

In 2014, Emgold elected not to conduct additional exploration work on its Stewart and Rozan properties in B.C. The Company’s retains title for these properties until 2023 without additional exploration work.

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

Gold Price

2000 to Present $US

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	263.80
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,571.52	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1142.00

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

Emgold may not be able to find equity investment to further fund GBC to build a recycled stone and ceramics processing facility using commercially available technology to process mine waste at the I-M Project. Emgold has developed and is planning to use commercially available technology in connection with the operation of the I-M Project to process development rock (rock mined to access the gold ore) and mine tailings (the remains of the gold ore after the gold has been removed). Permitting of the I-M Project included a 1,200 ton per day recycled stone and ceramics, processing facility, which may be the first commercial plant of its kind. This technology is being developed in Emgold’s wholly owned subsidiary, GBC. The Company is in the process of converting GBC into and independent operating entity. The Company has decided to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, if possible, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants.

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

Environmental and Regulatory Risk Factors

Emgold may be unable to obtain necessary permits for the I-M Project. IMMC had submitted applications to acquire a Conditional Mine Use Permit (“CMUP”) and other entitlements to allow the Company to dewater, explore, construct, operate, and reclaim the Idaho-Maryland Mine in Grass Valley, California. The Company had a proactive community outreach program to inform local residents and decision makers and stakeholders about the I-M Project and its benefits to the region, as well as to obtain their input and incorporate it into the project permitting. On October 26, 2011, Phase 3 of the permitting process was placed on hold by the Company pending resurgence of the junior mining equity markets. On September 10, 2012, the Company’s permitting application was “deemed withdrawn” by the City due to inactivity and the Company was instructed it would have to re-file its applications when it had the funds to move forward. Additional environmental investigations may be required as a part of the permitting process and for the future development of the surface properties for the purposes of mining and milling of ore. Currently the Company believes that the potential to obtain the permits is reasonable provided that the Company is able to maintain adequate funding through the permitting process. Obtaining or reviewing governmental permits is a complex and time-consuming process. The duration and success of efforts to obtain and renew permits are contingent upon variables not within the Company’s control. Delays or failure to obtain the CMUP, or the expiry, revocation or failure by us to comply with the terms of any such permits we have obtained would adversely affect our business.

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 6,966,665 stock options outstanding (at December 31, 2014), which are exercisable at prices ranging from Cdn$0.10 to Cdn$0.25 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2014, there were 8,163,575 warrants exercisable at a weighted average exercise price of $0.19. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2014, include the 8,163,575 warrants and underlying warrants, and the 6,966,665 stock options above, which collectively represent approximately 19% (2013 - 21%) of Emgold’s issued shares as at December 31, 2014.

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

Emgold also has additional mineral properties: the Rozan Property in B.C. (fully vested), the Stewart Property in B.C. (fully vested), the Buckskin-Rawhide East Property in Nevada (fully vested), the Buckskin Rawhide West Property in Nevada (under option), and the Koegel Rawhide Property in Nevada (under option). All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada. Nevada properties are in the Rawhide mining district near Fallon, Nevada. The I-M Project is in the Grass Valley mining district in Grass Valley, CA.

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

The company has an early stage gold and silver exploration project called the Buckskin-Rawhide East Property in Nevada where it controls 100% of 6 the unpatented claims The Property has been leased to RMC who plan to conduct exploration and, if exploration is successful, potentially bring any resources discovered into commercial production at the Denton Rawhide Mine.

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
19

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

Under a previous lease agreement extension, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, was added to the purchase price of the property and mineral rights, the first installment of which was to become due on February 1, 2013 under the third lease extension, in the event that the Company exercises its option to purchase the I-M Property. The deferral of $120,000 was subject to interest calculated at 5.25% compounded annually. In 2013, this lease agreement expired as did the requirement to pay the deferred quarterly payment because the option to purchase was not exercised.

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

In 2010, as part of negotiations for the third extension of the BET Agreement, the BET Group agreed to defer fifty percent of the quarterly leases payments for 2010, amounting to $30,000 of the $60,000 per quarter outlined above. The amount of the deferral, totaling $120,000, would be added to the purchase price of the Property, of which the first installment would become due on February 1, 2013, in the event that the Company exercised its option to purchase the BET Properties and mineral rights. The deferral of $120,000 would be subject to interest calculated at 5.25% compounded annually. On February 1, 2013, the third extension of the BET Agreement expired without being renewed. The Company is proposing to extend the lease or come to some other suitable business transaction with the BET Trust, subject to successful negotiations and financing.

The Company has capitalized a total of $1,337,563 (2013 - $1,227,563) in Mineral Property Interests, of which $490,508 relates to Idaho-Maryland acquisition costs. Additional properties have been acquired for a total of $847,055.

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

Measurement uncertainty and impairment assessments: Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs. The mineral property costs that are capitalized relate to mineral property acquisition costs. At December 31, 2014, the carrying value of mineral property interests was $1,337,563. Of this, $490,508 was related to surface rights and two minor mining claims related to the I-M Project. The balance of the costs relate to the Rozan, Stewart and Buckskin properties. To the extent that the cumulative exploration amounts expensed to date were significantly in excess of the property carrying value and in the absence of negative exploration results or a decision to abandon the property, management has concluded that the fair values of the properties is at least equal to or greater than its book value. The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2014, as well as an assessment as to what premium, if any, would be reasonable and concluded that no property impairment charges were identified.

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

As of December 31, 2014, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and due to significant changes in one of the property’s work programs. The Company completed an impairment assessment for each of its mineral property interests.

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

In 2014, no exploration work was completed on the Stewart Property.

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

In 2014, no exploration work was completed on the Rozan Property.

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

Property Ownership

The Buckskin Rawhide East Property consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the Company in 2010. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement and subsequently acquired them through a series of transactions with the underlying property owners between 2012 to 2014. In 2014, Emgold leased the 52 claims making up the Buckskin Rawhide East Property to RMC

Exploration Activity

The Buckskin Rawhide East Property was previously explored and drilled by Kennecott Minerals, including over 27 drill holes. Results indicate the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones. The development alternatives would include advancing the Buckskin Rawhide East Property as a standalone gold/silver exploration project or combining it with other existing properties in the region.

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

No work was done on property in 2014.

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

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Emgold Principal Capital Expenditures (3 Year)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
2014	1,337,563	1,668
2013	1,227,563	3,508
2012	1,464,274	10,307

ii) Amounts expensed

Exploration Expenses in the last three fiscal years ended December 31 are as follows:

Emgold Exploration Expenses (3 Years)

Year	Idaho-Maryland	Stewart	Rozan	Nevada Properties	Total
2014	$--	$(2,489)	$(2,489)	$13,929	$43,601
2013	--	149	148	102,832	103,129
2012	580,084	289,151	318,094	--	1,187,329

No Golden Bear Costs were expensed in any of the last three fiscal years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2014, 2013 and 2012 and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2014, 2013, and 2012 have been prepared in conformity with IFRS. We adopted IFRS effective as of and for the fiscal year ended December 31, 2011 by applying IFRS 1: First Time Adoption of International Reporting Standards.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2014 and 2013, and 2012. .

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2014 and 2013, and 2012. .

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

Year Ended December 31, 2014 (“fiscal 2014”) Compared to Year Ended December 31, 2013 (“fiscal 2013”)

Emgold’s loss in fiscal 2014 was $244,138 or a loss per share of $0.00, compared to a loss of $258,169, or a loss per share of $0.00 in fiscal 2013. This includes $43,601 in exploration costs incurred in fiscal 2014, compared to $106,529 incurred in fiscal 2013. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Legal, accounting and audit fees decreased to $51,000 in fiscal 2014 from $73,000 in fiscal 2013, due to the Company taking specific actions to reduce these fees.

Salaries and benefits decreased to $30,000 in fiscal 2014 from $94,000 in fiscal 2013 as a result of the Company laying off certain employees during the period in order to preserve cash.

Shareholder communications costs decreased to $12,000 in fiscal 2014 from $31,000 in fiscal 2013. This reduction is a result of the Company continuing to curtail every expenditure possible in uncertain times.

Stock-based compensation decreased to $nil in fiscal 2014 from $24,000 in fiscal 2013. This decrease relates to the timing of stock option issuances to officers, directors, and consultants.

Unrealized gain on warrant liability moved from (37,000) in fiscal 2013 to ($3,000) in fiscal 2014. The unrealized (gain) loss on warrant liability is directly factored by the number of warrants outstanding. There were fewer warrants outstanding at the current period end than the comparative period, and as a result, the unrealized (gain) loss on warrant liability had been deceased.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased to $34,065 in fiscal 2014 from $nil in fiscal 2013.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties decreased to $13,929 in fiscal 2014 from $102,832 in fiscal 2013.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties amounted to a recovery of past expenses of $4,978 compared to the expenses incurred of $297 in fiscal 2013.

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

Financial Conditions for year ended December 31, 2014

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

At December 31, 2014, the Company had a working capital deficiency of $727,000, defined as current assets less current liabilities, compared with working capital deficiency of $627,000 at December 31, 2013. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2014, have been funded primarily from sale of real estate holdings in Grass Valley, private placement financings, and loans from related parties.

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

Investing Activities

As at December 31, 2014, Emgold has capitalized $1,337,563 (2013 - 1,227,563; 2012 - $1,464,274; 2011 - $1,035,163) representing costs associated with the acquisition of its mineral property interests in California and British Columbia.

Capital Resources

At December 31, 2014, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $727,000, compared to a working capital deficiency of $627,000 in 2013 and $923,000 in fiscal 2012. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2015 in order for the I-M Project and the Company to move forward. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the exercise of share purchase warrants and through the issuance of common shares, or other forms of financing.

The Company expects to completed a $250,000 in financing in 2014 as part of a transaction announced with Rawhide Mining LLC ($750,000 of this financing was completed in 2013 and 2012).

Share Capital

At December 31, 2014 the Company had 77,832,462 (2013 – 72,587,462) common shares issued and outstanding.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance.

2014

On 11 April 2014, the Company issued 236,000 common shares in connection with its previously signed mineral property agreements with a contract value of $20,000. On 18 July 2014, the Company issued 5,000,000 common shares to Rawhide Mining LLC at a price of CDN $0.05 per Unit. The private placement is the third and final tranche of a CDN $1 million private placement that is part of a series of Buckskin Rawhide East Property transactions.

43

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

Options and Warrants

2014

During the twelve months ended 31 December 2014, a total of 64,000 options expired, with an average exercise price of Cdn$0.175.

During the twelve months ended 31 December 2014, the Company issued 2,500,000 warrants with an exercise price of Cdn$0.10 and a 24 month life in connection with private placements described above. A total of 3,321,428 warrants expired with an average exercise price of $0.19.

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

Financing Activities

The Company completed a $250,000 in financing in 2014 as part of a transaction announced with Rawhide Mining LLC. A total of $750,000 was previously raised in this financing in 2012 and 2013.

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

Going Concern

At December 31, 2014, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs or advance permitting activities relating to the I-M Project. Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years. The Company has optioned its Buckskin Rawhide East Property to RMC who are currently covering its holding costs as part of the lease agreement. The Buckskin Rawhide West and Koegel Rawhide Properties can be held in the short term by the issuance of shares. If the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture. If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide West Property in Nevada or the Koegel Rawhide Property in Nevada.

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

Plans for 2015

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $25,000 per month to support its corporate overhead and hold its existing properties. To advance the Idaho-Maryland Project and its other properties, approximately $150,000 to $250,000 per month is required. The Company’s priority in 2015, due to continuing poor equity markets, it to raise sufficient capital to support its overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow. The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company.

Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to abandon the Idaho-Maryland Project, as least in the short term. Should sufficient funds not be available, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties.

Contractual Obligations in 2014

See Item 5.F. for a table of contractual obligations at December 31, 2014.

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver. From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects. The mineral exploration industry had been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004 and again from 2011 to present.. The lack of interest in minerals over the these periods led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them. This led to downsizing of large company exploration departments and many mining industry professionals left the industry. As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry. With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

See the risk section for average, high and low gold prices to the date of the filing of this Annual Report on Form 20-F.

Market for Stone and Ceramics

The markets for stone and ceramic tile are very large and well established. In 2012, ceramic tile sales were reported as $2.3 billion for a total of 2.2 billion square feet. Stone tile sales were reported as $1.11 billion for a total of 276.8 million square feet (source: Statistical Report ’12, Floor Covering Weekly, July 22 2013).

E.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2014:

Emgold Short-Term and Long-Term Obligations ($US)

	January 1, 2014, to December 31, 2014	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$760,678	$--	$--	$--	$--	$--	$760,678

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Senior Officers and Directors of Emgold

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at November 12, 2014	% Of Issued And Outstanding	Principal Business Activities Outside the Company
Kenneth Yurichuk, Director	ValGold Resources Ltd., Paragon Minerals Corporation, Matrix Management Fund	205,000	0.28%	Partner, Bobot & Yurichuk, Chartered Accountants

William J. Witte, – Independent Director	None	57,504	0.07%	Businessman and Mining Consultant

David Watkinson, President and Chief Executive Officer and Director	Northaven Resource Corporation	18,800	0.02%	None

Andrew MacRitchie, Independent Director	Roughrider Exploration Limited	370,000	0.48%	CFO, Helio Resources

Allen Leschert, Non-Executive Chairman of the Board, Independent Director	Northaven Resource Corp.	NIL	0.00%	President and CEO, Northaven Resource Corp.

Grant T. Smith Chief Financial Officer	N/A	NIL	0.00%	Senior Partner, Clearline Chartered Accountants

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

Kenneth R. Yurichuk, Director, is a Chartered Accountant and senior partner in the public accounting firm Bobot & Yurichuk LLP, Chartered Accountants, Toronto. Mr. Yurichuk has been in public practice for over 30 years and has served as both director and officer of private and publicly-traded corporations involved in a wide range of businesses including mining, real estate development, investment and manufacturing. In addition, Mr. Yurichuk is a director of Matrix Fund Management Fund and served as a director and officer of the General Partners for several Contrarian Resource Fund Limited Partnerships and Mavrix Fund Limited Partnerships. Mr. Yurichuk holds a Bachelor of Commerce degree as well as the CA designation. He had provided consulting services through his company 759924 Ontario Ltd., a private company. Mr. Yurichuk became a director of the company on 22 June 2006. He was appointed as Co-Chairmen and Co-Chief Executive Officer of the Company on July 25, 2007. In the first quarter of 2009, he resigned as Co-Chairman and in the second quarter as Co-Chief Executive Officer and was subsequently appointed as Chief Financial Officer. Mr. Yurichuk resigned as Chief Financial Officer in September 2012 and was replaced by Grant Smith, the current Chief Financial Officer. He continued as a Director of the Company, resigning in December, 2014.

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

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2014;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2014;

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

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2014.

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

At December 31, 2014, a total of 7,782,346 (2013 – 7,258,746) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 6,966,665 (2013 – 7,030,665) were outstanding under the plan at December 31, 2014.

During the year ended December 31, 2014, 64,000 stock options with an exercise price of Cdn$0.175 expired unexercised (2012 – 239,000 options expired with an average exercise price of Cdn$0.175), and nil options were forfeited (2013 - 700,000 options forfeited at an average exercise price of Cdn$0.15).

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2014, is as set out below:

Compensation Paid to Emgold NEOs

Name and principal position held during fiscal 2014	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
Kenneth R. Yurichuk(4)	2014 2013 2012	NIL NIL NIL	NIL NIL NIL	NIL NIL 10,826	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL 24,400	NIL NIL 35,226
David G. Watkinson(5) President & CEO	2014 2013 2012	92,500 185,000 185,000	NIL NIL NIL	NIL 3,500 40,598	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	92,500 188,500 225,598
Grant T. Smith(6) CFO	2014 2013 2012	36,000 36,000 12,095	NIL NIL NIL	NIL 1,750 NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	36,000 37,750 12,095

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Resigned from position of CFO effective September 1, 2012. Consulting fees were paid directly to 759924 Ontario Ltd., a private company controlled by a director, Kenneth Yurichuk.
(5)	Of the total salary for 2014, $92,500 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2014, and was unpaid at December 31, 2014.
(6)	Appointment as CFO became effective September 1, 2012. Management fees were paid directly to Clearline Chartered Accountants, a company of which Grant T. Smith is a director.

Emgold and its subsidiaries have had consulting contracts with Sargent H. Berner and Kenneth Yurichuk. Compensation of Cdn$7,000 was paid monthly to Kent Avenue Consulting Ltd., a private company controlled by Sargent H. Berner effective October 1, 2007 for his duties as Co-CEO/CEO and Co-Chairman/Chairman of the Board of the Company. This fee was reduced to $5,250 paid monthly on January 1, 2009. The last payment was made on April of 2010, at which time his contract was terminated. Mr. Berner subsequently became Non-Executive Chairman of the Board and received no fees for this position. Compensation of Cdn$7,000 per month was paid monthly to 759924 Ontario Ltd., a private company controlled by Kenneth Yurichuk effective August 1, 2007 for his role as co-CEO and co-Chairman of the Board of the Company. In February 2009, he resigned as co-CEO of the Company. In May 2010, he resigned as co-Chairman of the Board and became the CFO of the Company. The monthly fee paid to Mr. Yurichuk was reduced to $5,250 on January 1, 2009 and subsequently reduced further to $3,920. He remained as CFO of the Company until August 2012 at which time his contract was terminated. Mr. Yurichuk remained as a Director of the Company until December 2014 and received no fees for this position in 2014.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2014, for each NEO:

Share and Option Based Awards for NEOs

Name	Option-based Awards				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David G. Watkinson	700,000	0.10	11-Oct-2018	NIL	N/A	N/A
	750,000	0.15	07-May-2017	NIL
	93.333	0.25	17-Mar-2015	NIL
	600,000	0.25	8-Dec-2015	NIL
Grant T. Smith	350,000	0.10	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	On December 31, 2014, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.02 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2014, for each NEO:

Incentive Plan Awards for NEOs

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
David G. Watkinson	NIL	NIL	N/A
Grant T. Smith	NIL	NIL	N/A

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

Directors’ fees totalling $NIL (2014 - $NIL; 2013 – $NIL) were paid or are accrued and payable to three independent directors of the Company.

Director Compensation Table

The following table sets out all amounts of compensation provided to the directors who are not NEOs for the Company’s most recently completed financial year:

Compensation for Directors Who are Not NEOs

Name	Fees earned (Cdn$)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total (Cdn$)
William J. Witte	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Andrew MacRitchie	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Allen Leschert	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2014, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards for Directors Who are Not NEOs

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	07-May-2017	NIL
	93,333	0.25	17-Mar-2015	NIL
	100,000	0.25	8-Dec-2015	NIL

Andrew MacRitchie	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	22-May-2017	NIL
Allen Leschert	350,000	0.10	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.02 per share on December 31, 2014.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2013 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards Vested for Directors Who are Not NEOs

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
William J. Witte	NIL	NIL	N/A
Andrew MacRitchie	NIL	NIL	N/A
Allen Leschert	NIL	NIL	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides equity compensation plan information as for year ended December 31, 2014.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	6,966,665	$0.16	815,681
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	6,966,665		815,681

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2014.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2014, there were no Company stock options exercised.

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

Information on Current and Former Directors, Management, and Administrative Personnel

Name	Position(s) with Company	Term of Office/Period of Service
William J. Witte	Director	Director: June 1999 – Present, Executive Vice President: May 1999 - July 2002, President and CEO: July 2002 – July 2007
Sargent H. Berner	Former Non-Executive Chairman	Director: May 1991 – August 2013, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, CEO: February 2009 – May 2010. Non-Executive Chairman – May 2010 – August 2013
Stephen J. Wilkinson	Former Director Chair, Corporate Governance and Compensation Committee	Director: June 2007 – June 2013
Robin A. W. Elliott	Former Director	Director: June 2006 – September 2009
Kenneth Yurichuk	Former Director	Director: June 2006 to December 2014, Co-CEO: July 2007 – February 2009, Co-Executive Chairman: July 2007 – May 2010, Chief Financial Officer: February 2009 – August 2012
Grant Smith	Chief Financial Officer	Chief Financial Officer: September 2012 – Present
David Watkinson	Director and President and Chief Executive Officer	Director: October 2007 – Present, Vice-President Operations: June 2006 – July 2007, Chief Operating Officer: July 2007 – May 2010, President: October 2007 – Present; Chief Executive Officer: May 2010 - Present
Andrew MacRitchie	Director Chair Audit Committee	Director: May 2012 - Present
Allen Leschert	Director	Director: August 2013-Present, Non-Executive Chairman of the Board: November 2013 - Present
Mary Davies	Former Corporate Secretary	Corporate Secretary: December 2009 – August 2012
Lisa Maxwell	Corporate Secretary	Corporate Secretary: September 2012 – Present

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

At December 31, 2014, Emgold had 1 full time employees. Emgold Mining Corporation, the parent company, employs none of these employees. The employees are employed by Emgold’s subsidiary, Idaho-Maryland Mining Corporation in California. Emgold and its subsidiaries also contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services. (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2014, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2014

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

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company, as at the date of this report, the holders of 5% or more of the common shares of Emgold are as follows:

-	Rawhide Mining Company LLC, holding approximately 17,343,000 common shares, or 22%, as at April 25, 2015. As at December 31, 2014, holdings were approximately 12,343,000 common shares.
-	Gerbino Gold Group LLC, holding approximately 9,215,013 common shares, or 11.8%, as at April 25, 2015.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2014, Emgold had authorized an unlimited number of common shares without par value of which 77,823,462 (2013 – 72,587,462) were issued and outstanding.

As of April 25, 2015, there were 101 registered shareholders of record holding a total of 77,823,462 common shares of Emgold. To the best of Emgold’s knowledge there were 53 registered shareholders of record with registered addresses in Canada, 45 shareholders of record with registered addresses in the United States and 3 shareholders of record with a registered address in other countries holding approximately 51,324,888 (66%), 25,008,574 (32%) and 1,490,000 (2%) of the outstanding common shares, respectively. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

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

Related Party Transactions

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 92,500	NIL
A company of which the CFO is a director (3) – management fees	36,000	NIL
A company of which the CFO is a director (3) – accounting	13,325	NIL
Directors	NIL	NIL

Notes:

(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.

At December 31, 2014, fees of $572,314 (2013 – $528,213) were payable to David Watkinson; fees of $55,767
(2013 –$22,789) were payable to Clearline; and fees of $Nil (2013 – $27,286) were payable to 759924 Ontario Ltd. All amounts were included in accounts payable or due to related parties.

During December 31, 2014, the Company recognized a recovery of $47,988 from settlement of an amount payable to the CEO for living allowances.

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

EMR Annual Share Price Range – Last 5 Years

(source – TMX website, Cdn$)

Year	High	Low
	(Cdn$)	(Cdn$)
2015 (to April 24, 2015)	0.030	0.020
2014	0.040	0.020
2013	0.080	0.020
2012	0.120	0.045
2011	0.290	0.075
2010	0.420	0.230

EMR Quarterly Share Price – Last 3 Years

(source – TMX website, Cdn$)

Quarter	High (Cdn$)	Low (Cdn$)
Calendar 2015
First Quarter	0.030	0.020
Second Quarter (to April 24, 2015)	0.020	0.020

Calendar 2014
First Quarter	0.035	0.025
Second Quarter	0.040	0.020
Third Quarter	0.030	0.020
Fourth Quarter	0.030	0.020

Calendar 2013
First Quarter	0.080	0.040
Second Quarter	0.050	0.020
Third Quarter	0.050	0.025
Fourth Quarter	0.040	0.205

Calendar 2012
First Quarter	0.120	0.085
Second Quarter	0.100	0.050
Third Quarter	0.110	0.060
Fourth Quarter	0.075	0.045

The high, low and closing price of the Company’s common stock on April 24, 2015, was Cdn$0.000. The Company’s common stock is issued in registered form.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold PFIC status has not been assessed for years ended December 31, 2014, 2013, 2012, 2011, or 2010. However Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009 and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

A. Quantitative Information About Market Risk

As at December 31, 2013, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Foreign Denominated Balances (Rounded ‘000’s)

	Canadian currency amount	U.S. currency amount
Cash	9,000	18,000
Accounts payable and accrued liabilities	(138,000)	(623,000)

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

b) Management’s annual report on internal control over financial reporting

The Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2013. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at the date of the audit report of the December 31, 2014 financial statements, the Company’s internal control over financial reporting is effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes. There was no change in the Company’s internal control over financial reporting that occurred in the fourth quarter of 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2014, and to the date of this Form 20-F.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services:

Professional Service Fees from Audit Firm

Services:	Years ended December 31
	2014 (Cdn$)	2013 (Cdn$)	2012 (Cdn$)
Audit Fees	$ 30,000	$ 30,000	$ 30,000
Audit-Related Fee (1)	--	--	--
Tax Fees	--	--	--
All Other Fees (2)	--	--	--
Total Fees	$ 30,000	$ 30,000	$ 30,000

Notes:

(1)	“Audit-Related Fee” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.
(2)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2014, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN CERTIFYING ACCOUNTANT

Disclosure relating to this item was previously reported in the Company’s Form 20-F annual report for the year ended December 31, 2012, as amended on July 2, 2013.

ITEM 16G.	CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1
Consolidated Statements of Financial Position as at December 31, 2014, 2013, and 2012	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2014, 2013, and 2012	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2014, 2013, and 2012	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013, and 2012	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2014, 2013, and 2012	F-1

ITEM 19.	EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2014, 2013 and 2012 including Auditors’ Reports.*
F-2	Management Discussion and Analysis for the Years Ended December 31, 2014, 2013, and 2012.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(3)
4.1	Revised Mining Lease and Option to Purchase Agreement, Idaho-Maryland Project, dated May 29, 2002.(3)
4.2	Idaho-Maryland Project Lease Extension (1) dated January 26, 2007.(3)
4.3	Idaho-Maryland Project Lease Extension (2) dated February 6, 2009.(3)
4.4	Idaho-Maryland Project Lease Extension (3) dated July 22, 2010.(3)
8.1	List of subsidiaries.(2)
11.1	Code of Ethics, effective September 1, 2005.(3)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*
15.1	Idaho-Maryland Mine Project, Grass Valley, Technical Report, effective date December 8, 2009.(3)
Notes:
* Filed herewith.
(1) Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2) Previously filed as exhibit to Form 20-F on July 1, 2005 and incorporated by reference.
(3) Previously filed as exhibit to Form 20-F on May 21, 2013 and incorporated by reference.
END OF EXHIBITS
76

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
77

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

78

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

79

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
80

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

81

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