Form 20-F/A
period 2014-12-31
EMGOLD MINING CORP
filed 2015-11-04
CIK 1199392

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

Yes ☐ No ☑

Explanatory note

This Amendment No. 1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2014 of Emgold Mining Corporation, which was originally filed with the Securities and Exchange Commission on May 6, 2015 (the “Original Form 20-F”), is being filed solely for the following purpose:

1.	Amending disclosure in Item 15(a) to state that the Company’s disclosure controls and procedures as defined by Rule 13a-15(e) were not effective as of December 31, 2014, and to describe the changes we have made to those controls and procedures.
2.	Amending disclosure in Item 15(b) to state management’s conclusion that the Company’s internal control over financial reporting as of December 31, 2014 is effective, and to clarify that the Company used the 2013 COSO Framework in the assessment of internal controls over financial reporting.
3.	Correcting the date on the signature page to the new filing date.
4.	Filing audited comparative financial statements (including audit report) and management’s discussion and analysis for the fiscal year ended December 31, 2012.
5.	In accordance with Rule 13a-14(a) and 13a-14(b) under the Exchange Act, to include certifications from our principal executive officer and principal financial officer as exhibits to Form 20-F.

Other than as expressly set forth above, this Amendment No.1 filing does not, and does not purport to, amend, update or restate the information in the Original Form 20-F. No material reportable events have occurred since the date of the filing of the Original Form 20-F and the date of this Amended Form 20-F.

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

Management is also responsible for designing, establishing, and maintaining a system of disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company are identified and reported in a timely manner.

Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2014, our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, were not effective. Management learned in October 2015 that the Company’s annual report on Form 20-F for the year ended December 31, 2014 inadvertently did not include the Company’s audited financial statements and management’s discussion and analysis for the year ended December 31, 2012, did not include the correct officer certifications, and used an incorrect date on the signature page. We promptly filed this amendment to provide the correct disclosures. We have added two additional steps in our internal reporting process to help ensure that such a problem does not occur in the future and to enable us to identify and correct any such problem promptly if it does occur. Management will review each report before it is filed to confirm that all appropriate financial statements and information for all required periods is included with the filing, appropriate officer certifications have been included, and correct dates have been used. We will also review each report after it has been filed and verify that the report as actually filed includes all such information, and if it does not, we will promptly file a corrective amendment.

b) Management’s annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2014. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2014, the Company’s internal control over financial reporting was effective.

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
F-1

Consolidated Financial Statements for Years Ended December 31, 2014 including Auditors’ Reports.*

Consolidated Financial Statements for Years Ended December 31, 2013 including Auditors’ Reports.*

Consolidated Financial Statements for Years Ended December 31, 2012 including Auditors’ Reports.*

F-2

Management Discussion and Analysis for the Years Ended December 31, 2014*

Management Discussion and Analysis for the Years Ended December 31, 2013*

Management Discussion and Analysis for the Years Ended December 31, 2012.*

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

DATED: November 4, 2015