Form 20-F
period 2015-12-31
EMGOLD MINING CORP
filed 2016-05-02
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report__________________

Commission file number 000-51411

EMGOLD MINING CORPORATION (Exact Name of Registrant as Specified in its Charter)
BRITISH COLUMBIA, CANADA
(Jurisdiction of incorporation or organization) Suite 1010, 789 West Pender Street Vancouver, British Columbia, Canada, V6C 1H2
(Address of principal executive offices)
Grant T. Smith Suite 1010, 789 West Pender Street Vancouver, British Columbia, Canada, V6C 1H2 Tel: (604) 639-0909 Fax: (778) 375-3109
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

None
(Title of class)

1

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 78,295,684 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

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

Large Accelerated Filer ☐           Accelerated Filer ☐           Non-Accelerated Filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP                                                                ☐

International Financial Reporting Standards
as issued by the International Accounting
Standards Board                                                       [X]

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

Yes ☐ No [X]

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

The selected financial data of Emgold Mining Corporation (“Emgold” or the “Company”) for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 was derived from the Company’s consolidated financial statements as audited by MNP LLP, Chartered Accountants for 2015, 2014, and 2013, and MSCM LLP, Chartered Accountants for 2011, as indicated in the audit reports included elsewhere in this Annual Report. The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”).

Our consolidated financial statements as of and for the years ended December 31, 2015, 2013, 2012, and 2011 have been prepared in conformity with IFRS.

The selected financial information as of and for the years ended December 31, 2015, 2014, 2013, 2012, and 2011 set forth below should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto.

The Company has not declared any dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Consolidated Statement of Financial Position

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2015	2014	2013	2012	2011
Total assets	1,129,450	1,383,981	$1,290,459	$1,677,936	$2,198,166
Total liabilities	941,100	760,678	671,063	1,125,067	1,543,237
Contributed surplus	7,062,781	7,062,781	7,062,781	7,035,197	6,800,722
Share capital	43,975,360	43,935,360	43,687,315	43,390,203	42,817,739
Warrants	686,349	686,349	686,349	686,349	1,219,617
Deficit	(51,536,140)	(51,061,187)	(50,817,049)	(50,558,880)	(50,183,149)
Equipment and mineral property interests	619,113	1,339,231	1,231,071	1,474,581	1,053,339
Assets held for sale	490,508	-	-	-	-
Shareholders’ equity (deficiency)	188,350	623,303	619,396	552,869	654,929
Number of outstanding common shares	78,295,684	77,823,462	72,587,462	66,651,462	58,714,504

No cash or other dividends have been declared on common shares.

Selected Consolidated Statement of Comprehensive Income (Loss)

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2015	2014	2013	2012	2011
Revenue	$ --	$ --	$ --	$ --	$ --
Investment and other income	--	--	--	--	--
General and administrative expenses	461,152	242,375	508,195	704,970	1,030,920
Exploration expenses	39,802	43,601	106,529	1,187,329	1,307,140
Loss according to financial statements	474,953	244,138	258,169	(375,731)	(2,338,060)
Loss per share – basic and diluted	(0.01)	(0.00)	(0.00)	(0.01)	(0.06)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Emgold has no source of revenue other than interest income and advance royalty payments. The Company has potential to generate income by advancing its exploration and development properties into production or by conducting the sale, joint venture, or other business transactions related to its properties. A mining project can typically require ten to twenty years or more between discovery, definition, development construction, and eventually operation. As a result, no production revenue is expected from any of the Company’s exploration properties for at least 4 or more years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing. At December 31, 2015, Emgold had working capital deficiency of $931,000, compared to a working capital deficit of $727,000 at December 31, 2014. Working capital is defined as current assets less current liabilities.

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

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work, an impairment loss of $208,718 has been recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

Property payments for the Koegel Rawhide and Buckskin Rawhide West properties, both of which are leases, remain small at this point in time. Payments can be made in Emgold stock or cash at this point in time, at the discretion of the lessor. In 2015, Emgold elected not to conduct exploration work on these properties.

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

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056. The proceeds of the sale will be used for general working capital.

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

Gold Price

2000 to Present $US

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	263.80
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,571.52	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1142.00
2015	1,160.06	1,295.75	1,049.40

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 5,000,000 stock options outstanding (at December 31, 2015), which are exercisable at prices ranging from Cdn$0.10 to Cdn$0.15 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2015, there were 2,500,000 warrants exercisable at a weighted average exercise price of $0.10. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2015, include the 2,500,000 warrants and underlying warrants, and the 5,000,000 stock options above, which collectively represent approximately 10% (2014 - 19%) of Emgold’s issued shares as at December 31, 2015.

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

Phase 3, the preparation of an Environmental Impact Report (“EIR”), was commenced by the City in June 2008. A Draft EIR was completed in October, 2008. The public hearings related to the Draft EIR were completed in January 2009. The Draft EIR was positive, with air quality identified as the only concern that could not be successfully mitigated due to the fact that Nevada County is a non-attainment area for ozone related gases due to ozone blowing into the Sierra Foothills from the Bay and Sacramento area several days during the year. The Company’s internal review of the Draft EIR concluded that the City and its consultants had failed to analyze the cleanup of historic tailings on the Idaho-Maryland site and this failure would require a revised Draft EIR and recirculation for public comment. After meeting with various public agencies in the first half of 2009 and knowing that re-circulation would be required, the Company elected to make several improvements to the I-M Project based on its internal review of the Draft EIR and analysis of public comment.

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

Information about the I-M Project is distributed at community events. Issues of concern to the community are addressed and communicated to all interested parties at public workshops and meetings and community events as well as through local news media, direct mail-outs, circulars and brochures. During the permitting process, a website devoted to the I-M Project, www.idaho-maryland.com, provided general I-M Project information and permitting documentation and addresses community concerns regarding the expected impact of dewatering existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment. The Company has participated in public workshops held during the preparation of the draft EIR.

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

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056. The proceeds of the sale will be used for general working capital.

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

Emgold had incurred significant expenditures on the I-M Project prior to 1999. Under Canadian generally accepted accounting principles and the policy of the Company, the status of the I-M Project was reviewed and the Company recorded a write-down in its interest in the I-M Project of $6,982,016 to a nominal carrying value of $1. Gold prices were low, and it was difficult to raise capital for exploration of mineral properties. In 2002 Emgold changed its accounting policy with respect to exploration and development expenditures, whereby such costs are expensed until a pre-feasibility or feasibility study has been completed that indicates a property is economically feasible. Acquisition costs relating to option payments, land payments and share issuances are capitalized, until the mineral property is determined to be uneconomic or is advanced by disposition, or further development. During 2012, it was expended by the Company on exploration and permitting activities on the I-M Project.

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

The Company has capitalized a total of $619,113 (2014 - $1,337,563) in Mineral Property Interests. In 2015, in case a suitable agreement cannot be reached with property in California, Emgold has listed its land in California for sale. Under IFRS 5, the Company classified the mineral property in California, in the amount of $490,508 as held for sale as at 31 December, 2015. Additional properties have been acquired for a total of $40,000.

On 15 March 2016, the Company sold 27 acres of land located in Nevada County, California in the amount of $350,000; the cost of the property was $336,056. The proceeds of the sale will be used for general working capital.

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

Measurement uncertainty and impairment assessments: Emgold is currently in the exploration stage on its mineral property interests, and has expensed its exploration costs. The mineral property costs that are capitalized relate to mineral property acquisition costs. At December 31, 2015, the carrying value of mineral property interests was $619,113. In 2015, in case a suitable agreement cannot be reached with property in California, Emgold has listed its land in California for sale. Under IFRS 5, the Company classified the mineral property in California, in the amount of $490,508 as held for sale as at 31 December, 2015.

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

The Company also used an overall global valuation test, and compared the market capitalization to its net book value at December 31, 2015, as well as an assessment as to what premium. As of December 31, 2015, the Company determined that impairment indicators existed based on the Company’s ability to raise financing and due to significant changes in one of the property’s work programs. The Company completed an impairment assessment for each of its mineral property interests.

It is management’s option that since, the Company did not have any substantive expenditures on the Rozan and Stewart properties in the past three years, there are no current exploration plans for these properties, and the property is safely held to January 2023 without additional work, an impairment loss of $208,718 has been recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

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

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work, an impairment loss of $49,224 has been recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

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

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work, an impairment loss of $49,224 has been recognized in the consolidated statement of comprehensive loss bringing the carrying value to $1.

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

In 2013, RMC conducted exploration drilling on the Buckskin Rawhide East Property.

During year 2015, RMC has made the $10,000 royalty payment to the Company. Under the terms of the lease agreement, RMC must complete $500,000 in exploration related expenditures on the property by 31 May 2016.

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

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments, Emgold will acquire 100% ownership of the Property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the Property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

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

During the lease period, Emgold may conduct exploration and, if warranted, complete a NI 43-101 Technical Report on the Property. On making the above payments, Emgold will acquire 100% ownership of the Property. In the event that commercial production occurs, Mr. Wire will be entitled to a two percent Net Smelter Royalty on production from the Property. Emgold will retain the right to purchase this royalty for $1 million, less any advance royalty payments already made.

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

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Emgold Principal Capital Expenditures (3 Year)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
2015	490,508	610
2014	1,337,563	1,668
2013	1,227,563	3,508

ii) Amounts expensed

Exploration Expenses in the last three fiscal years ended December 31 are as follows:

Emgold Exploration Expenses (3 Years)

Year	Idaho-Maryland	Stewart	Rozan	Nevada Properties	Total
2015	$30,332	$--	$--	$9,470	$39,802
2014	$34,065	$(2,489)	$(1,904)	$13,929	$43,601
2013	$--	$149	$148	$102,832	$103,129

No Golden Bear Costs were expensed in any of the last three fiscal years.

ITEM 4A.         UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2015, 2014, and 2013 and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2015, 2014, and 2013 have been prepared in conformity with IFRS.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, 2014 and 2013.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2015, 2014 and 2013.

A.	Operating Results

Year Ended December 31, 2015 (“fiscal 2015”) Compared to Year Ended December 31, 2014 (“fiscal 2014”)

Emgold’s loss in fiscal 2015 was $474,953 or a loss per share of $0.01, compared to a loss of $244,138, or a loss per share of $0.00 in fiscal 2014. This includes $39,802 in exploration costs incurred in fiscal 2015, compared to $43,601 incurred in fiscal 2014. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Impairment of mineral properties of $257,942 was booked in fiscal 2015 due to the Company having no current exploration plans for the two properties in British Columbia.

Legal, accounting and audit fees decreased to $33,000 in fiscal 2015 from $51,000 in fiscal 2014, due to the Company taking specific actions to reduce these fees.

Salaries and benefits decreased to $nil in fiscal 2015 from $30,000 in fiscal 2014 as a result of the Company laying off certain employees during the period in order to preserve cash.

Shareholder communications costs decreased to $4,000 in fiscal 2015 from $12,000 in fiscal 2014. This reduction is a result of the Company continuing efforts to curtail expenditures in uncertain times.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project decreased to $30,322 in fiscal 2015 from $34,065 in fiscal 2014.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties decreased to $9,470 in fiscal 2015 from $13,929 in fiscal 2014.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties amounts changed to $nil in fiscal 2015 from a recovery of past expenses of $4,978 in fiscal 2013.

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

Shareholder communications costs decreased to $12,000 in fiscal 2014 from $31,000 in fiscal 2013. This reduction is a result of the Company continuing to curtail expenditures in uncertain times.

Stock-based compensation decreased to $nil in fiscal 2014 from $24,000 in fiscal 2013. This decrease relates to the timing of stock option issuances to officers, directors, and consultants.

Unrealized gain on warrant liability moved from ($37,000) in fiscal 2013 to ($3,000) in fiscal 2014. The unrealized (gain) loss on warrant liability is directly factored by the number of warrants outstanding. There were fewer warrants outstanding at the current period end than the comparative period, and as a result, the unrealized (gain) loss on warrant liability had been deceased.

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

B.	Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2015

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

At December 31, 2015, the Company had a working capital deficiency of $931,000, defined as current assets less current liabilities, compared with working capital deficiency of $727,000 at December 31, 2014. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2015, have been funded primarily from sale of real estate holdings in Grass Valley, private placement financings, and loans from related parties.

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

Investing Activities

As at December 31, 2015, Emgold has capitalized $619,113 (2014 – 1,337,563; 2013 - 1,227,563) representing costs associated with the acquisition of its mineral property interests in Nevada and British Columbia.

In 2015, in case a suitable agreement cannot be reached with property in California, Emgold has listed its land in California for sale. Under IFRS 5, the Company classified the mineral property in California, in the amount of $490,508 as held for sale as at 31 December, 2015.

Capital Resources

At December 31, 2015, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $931,000, compared to a working capital deficiency of $727,000 in 2014 and $627,000 in fiscal 2013. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2015 in order for the I-M Project and the Company or other projects to move forward. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the sale or option of exploration properties, sale of real estate in Grass Valley, exercise of share purchase warrants, and through the issuance of common shares or other forms of financing.

Share Capital

At December 31, 2015 the Company had 78,295,684 (2014 – 77,832,462) common shares issued and outstanding.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance.

2015

On 20 April 2015, the Company issued 472,222 common shares in connection with its previously signed mineral property agreements with a contract value of $40,000.

43

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

Options and Warrants

2015

During the year ended 31 December 2015, a total of 1,966,665 options expired, with an average exercise price of Cdn $0.16.

During the twelve months ended 31 December 2015, a total of 5,663,575 warrants expired, with an average price of 0.19.

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

Financing Activities

2015

No financing activity was completed in 2015. Further financing will be required for corporate overhead costs, advancing the I-M Project, or advancing the Company’s other exploration properties. The Company has been looking at various alternatives to implement Golden Bear’s business plan as noted at Item 4 above. The Company is evaluating various financing options including equity financing, joint ventures, mergers, sale of assets, and other business transactions for the above.

2014

The Company completed a $250,000 financing in 2014 as part of a transaction announced with Rawhide Mining LLC. A total of $750,000 was previously raised in this financing in 2012 and 2013.

Going Concern

At December 31, 2015, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

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

The Company’s ability to continue as a going concern is contingent on its ability to obtain additional financing. The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock make it difficult to obtain additional funding by private placements of shares. There is no assurance that the Company will be successful with any financing ventures. It is dependent upon the continuing financial support of shareholders and obtaining financing to continue exploration and/or development of its mineral property interest. While the Company is expanding its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other form of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2016

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $20,000 per month to support its corporate overhead and hold its existing properties. To advance the Idaho-Maryland Project and its other properties, approximately $150,000 to $250,000 per month is required. The Company’s priority in 2016, due to continuing poor equity markets, it to raise sufficient capital to support its overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow. The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company.

Should the Company not obtain sufficient financing to continue the permitting for the I-M Project, the Company would be forced to abandon the Idaho-Maryland Project, at least in the short term. Should sufficient funds not be available, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties.

Contractual Obligations in 2015

See Item 5.F. for a table of contractual obligations at December 31, 2015.

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver. From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects. The mineral exploration industry had been through a very difficult period with low prices for both precious and base metals over the period from 1999 to 2004 and again from 2011 to present. The lack of interest in minerals over the these periods led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them. This led to downsizing of large company exploration departments and many mining industry professionals left the industry. As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry. With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

See the risk section for average, high and low gold prices to the date of the filing of this Annual Report on Form 20-F.

Market for Stone and Ceramics

The US markets for stone and ceramic tile are very large and well established. After declining during the Great Recession, the market is for both stone and ceramic floor and wall tiles has been growing steadily as shown in the tables below (source: Statistical Report 2014, Floor Covering Weekly, July 27 2015).

U.S. Stone and Ceramic Market Sales Value (in millions of manufactuers’ US$)

	2010	2011	2012	2013	2014
Ceramic Floor and Wall Tile	2,084	2,210	2,241	2,507	2,672
Stone Flooring	1,062	1,064	1,110	1,175	1,237

U.S. Stone and Ceramic Market Sales Volume (in millions of square feet)

	2010	2011	2012	2013	2014
Ceramic Floor and Wall Tile	1,992	2,078	2,166	2,366	2,456
Value Stone Flooring	260	262	271	286	295

E.	Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2015:

Emgold Short-Term and Long-Term Obligations ($US)

	January 1, 2015, to December 31, 2015	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$941,100	$--	$--	$--	$--	$--	$941,100

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Senior Officers and Directors of Emgold

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at December 31, 2015	% Of Issued And Outstanding	Principal Business Activities Outside the Company

William J. Witte, – Independent Director	None	57,504	0.07%	Businessman and Mining Consultant

David Watkinson, President and Chief Executive Officer and Director	Northaven Resource Corporation	18,800	0.02%	None

Andrew MacRitchie, Independent Director	None	370,000	0.47%	CFO, Helio Resources CFO, Roughrider Exploration Ltd.

Allen Leschert, Non-Executive Chairman of the Board, Independent Director	Northaven Resource Corp.	NIL	0.00%	President and CEO, Northaven Resource Corp.

Grant T. Smith Chief Financial Officer	N/A	NIL	0.00%	Senior Partner, Clearline Chartered Accountants

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

Andrew MacRitchie, Independent Director, has over 10 years of experience in various mineral exploration finance and accounting roles. Since 2014, Andrew has been Chief Financial Officer of Roughrider Exploration Limited a uranium exploration company with projects in Saskatchewan. Since 2007, Andrew has been Chief Financial Officer of Helio Resource Corp., a gold exploration company with projects located in Africa. Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller. Quorum provided accounting services for a group of exploration stage companies (including Emgold) with gold, silver, and base-metal projects located in North and South America. Andrew holds a B.Sc. Honors degree from the University of British Columbia and received his Chartered Accountant designation in 2003 while articling with PricewaterhouseCoopers. Mr. MacRitchie is also a Director of the Kidney Foundation of Canada. Mr. MacRitchie became an Independent Director of the Company on May 22, 2012.

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

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2015;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2015;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2015.

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2015.

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

At December 31, 2015, a total of 7,829,568 (2014 – 7,782,346) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 5,000,000 (2014 – 6,966,665) were outstanding under the plan at December 31, 2015.

During the year ended December 31, 2015, 1,966,665 stock options with an exercise price of Cdn$0.16 expired unexercised (2014 – 64,000 options expired with an average exercise price of Cdn$0.175), and nil options were forfeited (2014 - nil options forfeited).

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2015, is as set out below:

Compensation Paid to Emgold NEOs

Name and principal position held during fiscal 2014	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
David G. Watkinson(5) President & CEO	2015 2014 2013	92,500 92,500 185,000	NIL NIL NIL	NIL NIL 3,500	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	92,500 92,500 188,500
Grant T. Smith(6) CFO	2015 2014 2013	28,153 36,000 36,000	NIL NIL NIL	NIL NIL 1,750	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	28,153 36,000 37,750

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Of the total salary for 2015, $92,500 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2015, and was unpaid at December 31, 2015.
(5)	Appointment as CFO became effective September 1, 2012. Management fees were paid directly to Clearline Chartered Accountants, a company of which Grant T. Smith is a director.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2015, for each NEO:

Share and Option Based Awards for NEOs

Name	Option-based Awards				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David G. Watkinson	700,000	0.10	11-Oct-2018	NIL	N/A	N/A
	750,000	0.15	07-May-2017	NIL
Grant T. Smith	350,000	0.10	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	On December 31, 2015, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.01 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2015, for each NEO:

Incentive Plan Awards for NEOs

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
David G. Watkinson	NIL	NIL	N/A
Grant T. Smith	NIL	NIL	N/A

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

Directors’ fees totalling $NIL (2014 – $NIL) were paid or are accrued and payable to three independent directors of the Company.

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

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2015, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards for Directors Who are Not NEOs

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	07-May-2017	NIL
Andrew MacRitchie	350,000	0.10	11-Oct-2018	NIL	N/A	N/A
	200,000	0.15	22-May-2017	NIL
Allen Leschert	350,000	0.10	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.01 per share on December 31, 2015.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2015 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards Vested for Directors Who are Not NEOs

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
William J. Witte	NIL	NIL	N/A
Andrew MacRitchie	NIL	NIL	N/A
Allen Leschert	NIL	NIL	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides equity compensation plan information as for year ended December 31, 2015.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	5,000,000	$0.12	2,829,568
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	5,000,000	$0.12	2,829,568

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2015.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2015, there were no Company stock options exercised.

C.	Board practices

All currently serving directors were elected at the Company’s annual general meeting held on December 9, 2015 and have a term of office expiring at the next annual general meeting of Emgold. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

An “unrelated” director under the TSX governance guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interest of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board should include a number of directors who do not have interest or relationships with either the Company or the significant shareholder. Mr. MacRitchie, Mr. Leschert, and Mr. Witte are independent directors. As such, the number of directors is four.

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

At December 31, 2015, Emgold had one employee. Emgold and its subsidiaries contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services. (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2015, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2015

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William Witte, Director
	200,000	Common	0.15	May 7, 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	550,000
David Watkinson President and Chief Executive Officer, Director
	750,000	Common	0.15	May 7, 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	1,100,000
Andrew MacRitchie Director
	200,000	Common	0.15	May 7 2017
	350,000	Common	0.10	October 11, 2018
Subtotal	550,000
Allen Leschert Director
	350,000	Common	0.10	October 11, 2018
Subtotal	350,000
Grant Smith Chief Financial Officer
	350,000	Common	0.10	October 11, 2018
Subtotal	350,000
TOTAL	2,900,000	Common

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company, as at the date of this report, the holders of 5% or more of the common shares of Emgold are as follows:

-	Rawhide Mining Company LLC, holding approximately 17,343,000 common shares, or 22.15%, as at December 31, 2015.
-	Gerbino Gold Group LLC, holding approximately 9,125,013 common shares, or 11.65%, as at December, 2015.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2015, Emgold had authorized an unlimited number of common shares without par value of which 78,295,684 (2014 – 77,823,462) were issued and outstanding.

As of May 2, 2016, there were 101 registered shareholders of record holding a total of 79,004,017 common shares of Emgold. To the best of Emgold’s knowledge there were 54 registered shareholders of record with registered addresses in Canada, no shareholders of record with registered addresses in the United States and no shareholders of record with a registered address in other countries. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2015 and December 31, 2015, except as noted below.

Related Party Transactions

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 92,500	NIL
A company of which the CFO is a director (3) – management fees	28,153	NIL
A company of which the CFO is a director (3) – accounting	7,121	NIL
Directors	NIL	NIL

Notes:

(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.

At December 31, 2015, fees of $793,301 (2014 – $572,314) were payable to David Watkinson; fees of $80,206
(2014 –$55,767) were payable to Clearline; All amounts were included in due to related parties.

As at 31 December 2015, David Watkinson had loaned to the Company a total of $40,000 (2014 - $8,000), which was included in the due to related party amounts showed in the table above. The loan bears interest at 12% per annum. Remaining related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. These transactions occurred in the normal course of operations and are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18, “Financial Statements”. The consolidated financial statements as required are attached as an exhibit and are found immediately following the text of this Annual Report. The audit report of MNP LLP, independent Chartered Professional Accountants, is included immediately preceding the consolidated financial statements that they audited.

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

Trading Markets

The tables below list the annual high and low prices for common shares of the Company for the past five years; the high and low market prices for each quarter during the two most recent years and the first quarter of 2016; and the high and low prices for each month for the six most recent months.

	EMR Annual Share Price Range – Last 5 Years (source – TMX website, Cdn$)		EMR Annual Share Price Range – Last 5 Years (source – US OTC market, US$)
Year	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US)
2015	0.010	0.010	0.021	0.001
2014	0.040	0.020	0.039	0.008
2013	0.080	0.020	0.074	0.014
2012	0.120	0.045	0.124	0.050
2011	0.290	0.075	0.300	0.070

EMR Quarterly Share Price – Last 2 Years

(source – TMX website, Cdn$)

	EMR Quarterly Share Price – Last 2 Years (source – TMX website, Cdn$)		EMR Quarterly Share Price – Last 2 Years (source – US OTC market, US$)
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Calendar 2016
Second Quarter (to April 25, 2016)	0.040	0.020	0.025	0.007
First Quarter	0.020	0.010	0.012	0.003
Calendar 2015
First Quarter	0.020	0.020	0.021	0.010
Second Quarter	0.010	0.010	0.010	0.009
Third Quarter	0.010	0.010	0.010	0.001
Fourth Quarter	0.010	0.010	0.005	0.001
Calendar 2014
First Quarter	0.035	0.025	0.039	0.019
Second Quarter	0.040	0.020	0.039	0.020
Third Quarter	0.030	0.020	0.029	0.013
Fourth Quarter	0.030	0.020	0.016	0.008

	EMR Last Six Months Share Price (source – TMX website, Cdn$)		EMR Last Six Months Share Price (source – US OTC market, US$)
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
April 2016 (to April 25, 2016)	0.04	0.02	0.025	0.007
March 2016	0.02	0.02	0.012	0.007
February 2016	0.02	0.01	0.012	0.003
January 2016	0.01	0.01	0.003	0.003
December 2015	0.01	0.01	0.003	0.001
November 2015	0.01	0.01	0.003	0.001

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on April 25, 2016, was Cdn$0.035, Cdn$0.025, and Cdn$0.035 respectively. The Company’s common stock is issued in registered form.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2015.

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

The Investment Act generally prohibits implementation of a “reviewable” investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the Director of Investments appointed by the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. The size and nature of a proposed transaction may give rise to an obligation to notify the Director to seek an advance ruling. An investment in Emgold’s Common Shares by a non-Canadian other than a “WTO Investor” (as that term is defined in the Investment Act and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when Emgold was not controlled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was over a certain figure, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of Emgold. An investment in the Common Shares by a WTO Investor, or by a non-Canadian when Emgold wascontrolled by a WTO Investor, would be reviewable under the Investment Act if it was an investment to acquire control of Emgold and the value of the assets of Emgold, as determined in accordance with the regulations promulgated under the Investment Act, was not less than a specified amount, which for 2013 is Cdn$344 million. A non-Canadian would acquire control of Emgold for the purposes of the Investment Act if the non-Canadian acquired a majority of the Common Shares. The acquisition of less than a majority but one-third or more of the Common Shares would be presumed to be an acquisition of control of Emgold unless it could be established that, on the acquisition, Emgold was not controlled in fact by the acquirer through the ownership of the Common Shares.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold PFIC status has not been assessed for years ended December 31, 2015, 2014, 2013, 2012, or 2011. However Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009 and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

Exhibits included with this Form 20-F are also available for viewing at the offices of Emgold, Suite 1010, 789 West Pender Street, Vancouver, British Columbia V6C 1H2 or on request of Emgold at (778) 375-3106. Copies of Emgold’s financial statements and other continuous disclosure documents required under the British Columbia Securities Act are available for viewing on the Internet at www.SEDAR.com.

I.	Subsidiary Information

Not applicable.

ITEM 11.         QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.    Quantitative Information About Market Risk

As at December 31, 2015, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Foreign Denominated Balances (Rounded ‘000’s)

	Canadian currency amount	U.S. currency amount
Cash	2,000	1,800
Accounts payable and accrued liabilities	(91,000)	(73,000)

B.    Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada. The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated primarily in Canadian dollars. Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures. In future, it will be necessary to do further equity or other forms of financing. The funds may be received in either Canadian or U.S. dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material. Exchange gain in fiscal 2015 was a nominal amount.

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

Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2015, our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, were effective in providing reasonable assurance.

b) Management’s annual report on internal control over financial reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) under the Exchange Act. The Company’s internal control system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes.

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2015. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at the date of the audit report of the December 31, 2015 financial statements, the Company’s internal control over financial reporting was effective.

c)	Attestation Report of the registered public accounting firm.

Not applicable

d) Changes in internal control over financial reporting.

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

ITEM 16A.         AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16B.         CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2015, and to the date of this Form 20-F.

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last two fiscal years for professional services rendered by the Company’s audit firm for various services:

Professional Service Fees from Audit Firm

Services:	Years ended December 31
	2015 (Cdn$)	2014 (Cdn$)
Audit Fees	$ 30,000	$ 30,000
Audit-Related Fees (1)	--	--
Tax Fees	--	--
All Other Fees (2)	--	--
Total Fees	$ 30,000	$ 30,000

Notes:

(1)	“Audit-Related Fees” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.
(2)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2015, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.         EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.         CHANGE IN CERTIFYING ACCOUNTANT

Disclosure relating to this item was previously reported in the Company’s Form 20-F annual report for the year ended December 31, 2014, as amended on November 4, 2015.

ITEM 16G.         CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.         MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18.         FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1
Consolidated Statements of Financial Position as at December 31, 2015, 2014, and 2013	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2015, 2014, and 2013	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2015, 2014, and 2013	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014, and 2013	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2015, 2014, and 2013	F-1

ITEM 19.         EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2015, 2014, and 2013 and Auditors’ Reports.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(3)
4.1	Revised Mining Lease and Option to Purchase Agreement, Idaho-Maryland Project, dated May 29, 2002.(3)
4.2	Idaho-Maryland Project Lease Extension (1) dated January 26, 2007.(3)
4.3	Idaho-Maryland Project Lease Extension (2) dated February 6, 2009.(3)
4.4	Idaho-Maryland Project Lease Extension (3) dated July 22, 2010.(3)
8.1	List of subsidiaries.(2)
11.1	Code of Ethics, effective September 1, 2005.(3)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*
15.1	Idaho-Maryland Mine Project, Grass Valley, Technical Report, effective date December 8, 2009.(3)
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
77

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

DATED: May 2, 2016

82