Form 20-F
period 2016-10-31
EMGOLD MINING CORP
filed 2017-05-02
CIK 1199392

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

     Yes ☐      No ☑

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR 230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR 240.12b-2)."

Emerging growth company ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

NOTES CONCERNING TERMINOLOGY RELATED TO RESOURCES AND RESERVES

(Please see “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES,”)

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource", “mineral reserve”, “probable mineral reserve” and “proven mineral reserve” used in this Annual Report are Canadian mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council. On November 14, 2004 and November 27, 2010, CIM Council adopted an update to the CIM Definition Standards to reflect the more detailed guidance available and effect certain editorial changes required to maintain consistency with current regulations. This version of the CIM Definition Standards includes further editorial changes required to maintain compatibility with the new version of National Instrument 43-101 which became Canadian law in 2011. The CIM Definition Standards can be viewed on the CIM website at www.cim.org. In accordance with Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, issued by the U. S. Securities and Exchange Commission, a reserve is termed a “mineral deposit”.

Definitions

Qualified Person

Mineral Resource and Mineral Reserve estimates and resulting technical reports under NI 43-101 must be prepared by or under the direction of, and dated and signed by, a Qualified Person. A “Qualified Person” means an individual who is an engineer or geoscientist with a university degree, or equivalent accreditation, with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association. The Qualified Person(s) should be clearly satisfied that they could face their peers and demonstrate competence and relevant experience in the commodity, type of deposit and situation under consideration. If doubt exists, the person must either seek or obtain opinions from other colleagues or demonstrate that he or she has obtained assistance from experts in areas where he or she lacked the necessary expertise. Determination of what constitutes relevant experience can be a difficult area and common sense has to be exercised. For example, in estimating Mineral Resources for vein gold mineralization, experience in a high-nugget, vein-type mineralization such as tin, uranium etc. should be relevant whereas experience in massive base metal deposits may not be. As a second example, for a person to qualify as a Qualified Person in the estimation of Mineral Reserves for alluvial gold deposits, he or she would need to have relevant experience in the evaluation and extraction of such deposits. Experience with placer deposits containing minerals other than gold, may not necessarily provide appropriate relevant experience for gold. In addition to experience in the style of mineralization, a Qualified Person preparing or taking responsibility for Mineral Resource estimates must have sufficient experience in the sampling, assaying, or other property testing techniques that are relevant to the deposit under consideration in order to be aware of problems that could affect the reliability of the data. Some appreciation of extraction and processing techniques applicable to that deposit type might also be important.

Estimation of Mineral Resources is often a team effort, for example, involving one person or team collecting the data and another person or team preparing the Mineral Resource estimate. Within this team, geologists usually occupy the pivotal role. Estimation of Mineral Reserves is almost always a team effort involving a number of technical disciplines, and within this team mining engineers have an important role. Documentation for a Mineral Resource and Mineral Reserve estimate must be compiled by, or under the supervision of, a Qualified Person(s), whether a geologist, mining engineer or member of another discipline. It is recommended that, where there is a clear division of responsibilities within a team, each Qualified Person should accept responsibility for his or her particular contribution. For example, one Qualified Person could accept responsibility for the collection of Mineral Resource data, another for the Mineral Reserve estimation process, another for the mining study, and the project leader could accept responsibility for the overall document. It is important that the Qualified Person accepting overall responsibility for a Mineral Resource and/or Mineral Reserve estimate and supporting documentation, which has been prepared in whole or in part by others, is satisfied that the other 13 contributors are Qualified Persons with respect to the work for which they are taking responsibility and that such persons are provided adequate documentation.

Preliminary Economic Assessment (PEA)

A study, other than a Pre-Feasibility or Feasibility Study, that includes an economic analysis of the potential viability of mineral resources.

Preliminary Feasibility Study (Pre-Feasibility Study)

The CIM Definition Standards requires the completion of a Preliminary Feasibility Study as the minimum prerequisite for the conversion of Mineral Resources to Mineral Reserves.

A Preliminary Feasibility Study is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

Feasibility Study

A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

Exploration Information

Exploration information means geological, geophysical, geochemical, sampling, drilling, trenching, analytical testing, assaying, mineralogical, metallurgical and other similar information concerning a particular property that is derived from activities undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit. It is recognized that in the review and compilation of data on a project or property, previous or historical estimates of tonnage and grade, not meeting the minimum requirement for classification as Mineral Resource, may be encountered. If a Qualified Person reports Exploration Information in the form of tonnage and grade, it must be clearly stated that these estimates are conceptual or order of magnitude and that they do not meet the criteria of a Mineral Resource.

Mineral Resource

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase “reasonable prospects for economic extraction” implies a judgment by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.

Inferred Mineral Resource

An “Inferred Mineral Resource” is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.

Indicated Mineral Resource

An “Indicated Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. Mineralization may be classified as an Indicated Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such as to allow confident interpretation of the geological framework and to reasonably assume the continuity of mineralization. The Qualified Person must recognize the importance of the Indicated Mineral Resource category to the advancement of the feasibility of the project. An Indicated Mineral Resource estimate is of sufficient quality to support a Preliminary Feasibility Study which can serve as the basis for major development decisions.

Measured Mineral Resource

A “Measured Mineral Resource” is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. Mineralization or other natural material of economic interest may be classified as a Measured Mineral Resource by the Qualified Person when the nature, quality, quantity and distribution of data are such that the tonnage and grade of the mineralization can be estimated to within close limits and that variation from the estimate would not significantly affect potential economic viability. This category requires a high level of confidence in, and understanding of, the geology and controls of the mineral deposit.

Mineral Reserve

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral Reserves are those parts of Mineral Resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socioeconomic and government factors. Mineral Reserves are inclusive of diluting material that will be mined in conjunction with the Mineral Reserves and delivered to the treatment plant or equivalent facility. The term “Mineral Reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Probable Mineral Reserve

A “Probable Mineral Reserve” is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Mineral Reserve

A “Proven Mineral Reserve” is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified. Application of the Proven Mineral Reserve category implies that the Qualified Person has the highest degree of confidence in the estimate with the consequent expectation in the minds of the readers of the report. The term should be restricted to that part of the deposit where production planning is taking place and for which any variation in the estimate would not significantly affect potential economic viability.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESOURCE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all, or any part, of a mineral deposit in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of Feasibility or Preliminary Feasibility studies, except in rare cases. Investors are cautioned not to assume that all, or any part, of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards. We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this Annual Report on Form 20-F of the Registrant, Emgold Mining Corporation. (“Emgold” or the “Company”), and the exhibits attached hereto that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements with respect to anticipated results and developments in the Company’s operations, planned exploration and development of the Company’s properties, plans related to the Company’s business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Forward-looking statements and other information contained herein concerning the mining industry and the Company’s expectations concerning the mining industry are based on estimates prepared by the Company using data from publicly available sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Company is not aware of any misstatements regarding any mining industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

Certain historical and forward-looking information contained in this Annual Report on Form 20-F has been provided by, or derived from information provided by, certain persons other than the Company. Although the Company does not have any knowledge that would indicate that any such information is untrue or incomplete, the Company assumes no responsibility for the accuracy and completeness of such information or the failure by such other persons to disclose events which may have occurred or may affect the completeness or accuracy of such information but which is unknown to the Company.

CONVERSION FACTORS

Conversion of metric units into imperial equivalents is as follows:

Conversion Factors (Metric and Imperial Units)

Metric units	Multiply by	Imperial units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary of Abbreviations

Ag…………………….....	Silver
Au…………………….....	Gold
Ba……………………......	Barium
Co……………………......	Cobalt
Cu……………………......	Copper
EM…………………….....	Electromagnetic
Fe…………………….......	Iron
gpm………………………	Gallons per minute
gpt…………………….....	Grams per tonne
g/t……………………......	Grams per tonne
IP…………………….......	Induced Polarization geophysical survey
Mo……………………....	Molybdenum
Ni……………………......	Nickel
NSR…………………......	Net smelter returns royalty
opt………………….…...	Troy ounce per short ton
oz……………………......	Troy ounce
Pb……………………......	Lead
Pd……………………......	Palladium
ppb………………………	Parts per billion
ppm………………….......	Parts per million
Pt………….…………......	Platinum
S……………………........	Sulphur
ton……………………....	Short ton (2,000 pounds)
tonne……………………	Metric ton (1,000 kilograms – 2,204.62 pounds)
tpd……………………....	Tons per day
VLF………………………	Very low frequency electromagnetic geophysical survey
VMS……………………..	Volcanogenic massive sulphide
W……………………..….	Tungsten

REPORTING CURRENCY

All currency amounts in this Annual Report are stated in United States dollars unless otherwise indicated.

8

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

The following selected financial data of the Company for Fiscal 2016, Fiscal 2015 and Fiscal 2014, ended December 31st, was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2013 and Fiscal 2012 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein but can be found in past previously filed Annual Reports. All financial statements were audited by MNP LLP, Chartered Professional Accountants.

Financial statements should be read in conjunction with, and is qualified in its entirety by reference to “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements and the notes thereto. The consolidated financial statements of the Company have been prepared in accordance and compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”), Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”) (which was dissolved in 2016).

The Company has not declared any cash or dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Consolidated Statement of Financial Position

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2016	2015	2014	2013	2012
Total assets	844,180	1,129,450	1,383,981	$1,290,459	$1,677,936
Total liabilities	868,023	941,100	760,678	671,063	1,125,067
Contributed surplus	7,062,781	7,062,781	7,062,781	7,062,781	7,035,197
Share capital	44,035,360	43,975,360	43,935,360	43,687,315	43,390,203
Warrants	686,349	686,349	686,349	686,349	686,349
Deficit	(51,808,333)	(51,536,140)	(51,061,187)	(50,817,049)	(50,558,880)
Equipment and mineral property interests	594,113	619,113	1,339,231	1,231,071	1,474,581
Assets held for sale	154,452	490,508	-	-	-
Shareholders’ equity (deficiency)	(23,843)	188,350	623,303	619,396	552,869
Number of outstanding common shares	79,004,017	78,295,684	77,823,462	72,587,462	66,651,462

Selected Consolidated Statement of Comprehensive Income (Loss)

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2016	2015	2014	2013	2012
Revenue	$ -	$ -	$ -	$ -	$ -
Investment and other income	-	-	-	-	-
General and administrative expenses	218,430	461,152	242,375	508,195	704,970
Exploration expenses	58,700	39,802	43,601	106,529	1,187,329
Loss according to financial statements	272,193	474,953	244,138	258,169	(375,731)
Loss per share – basic and diluted	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Financial Risk Factors

Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in shares of the Company’s common stock.

Emgold currently has no source of operating cash flow, a negative working capital position, and has a history of operating losses. Emgold currently has no revenue from mine operations and all of its mineral property interests are in the exploration stage. The Company does not expect to receive significant revenue from mine operations at any time in the near future and Emgold has had no prior years’ history of earnings or operating cash flow. Neither Emgold nor its predecessors have paid dividends on their shares since incorporation and the Company does not anticipate doing so in the foreseeable future.

Emgold revenue is currently limited to interest income, property lease income, and advance royalty income. The Company has potential to generate income by advancing its properties through exploration into production, by obtaining royalty or lease income from its properties, or by conducting the sale, joint venture, or other business transactions related to its properties.

A mining project can typically require ten or more between discovery, definition, development construction, and eventually operation. As a result, no operating revenue is expected from any of the Company’s exploration properties for at least 10 or more years. All of Emgold’s short to medium-term operating and exploration expenses must be paid from its existing cash position or external financing.

At December 31, 2016, Emgold had working capital deficiency of $782,000, compared to a working capital deficit of $931,000 at December 31, 2015. Working capital is defined as current assets less current liabilities.

The Company has taken significant steps to reduce operating costs since 2008. The Company is currently exploring all options that have potential to generate cash for the Company, including equity investment, sale of assets, joint ventures, mergers, or other types of business transactions. The Company cannot guarantee the success of any of these transactions.

Emgold may be unable to obtain the funds necessary to hold or conduct further exploration or permitting activities for its properties. Between 2003 and 2011, Emgold was undergoing a three phase permitting process to complete an Environmental Impact Report and to obtain a Conditional Mine Use Permit for the I-M Project, located in Grass.

On September 7, 2012, the Company announced by press release that its permit application was “deemed withdrawn” by the City of Grass Valley due to inactivity and the Company was instructed it would have to re-file its applications when it had the funds to move forward. On February 1, 2013, Emgold announced by press release that its Lease Option to Purchase Agreement with the BET Group for 91 acres of surface rights and 2,750 aces of mineral rights associated with the I-M Project (the “BET Properties”) had expired, the I-M Project had been put on hold until market conditions improved and that, as a worst case if market conditions did not improve, the Company would terminate the I-M Project to focus on other assets the Company had in its portfolio. The Company also indicated that if negotiations to extend the Lease Option to Purchase Agreement with the BET Group to were unsuccessful, the Company would also terminate the I-M Project to focus on other assets the Company had in its portfolio. On September 4, 2013, the Company announced by press release that it had sold 18 acres of non-core real estate in Grass Valley for proceeds of $450,000.

In early 2014, the BET Group listed the surface and mineral rights associated with the I-M Project for sale and indicated to Emgold that their preference was to sell the surface and mineral rights, as opposed to leasing them. The purchase price was listed as $2.7 million. They subsequently relisted the property with a second real estate company with a “best offer” asking price. With market conditions for junior mining companies continuing to be depressed, in 2016 Emgold management made the decision to divest of its remaining surface properties in Grass Valley as real estate transactions and focus on its other assets.

On March 21, 2016, the Company announced it has sold 27 areas of real estate in Grass Valley for proceeds of $350,000. Emgold currently has 7 acres of real estate remaining in Grass Valley which is listed for sale for an asking price of $179,000. Emgold management believes there are other quality assets for sale in the current market that have less permitting and environmental risk and is also evaluating acquisition opportunities that may be financeable in the current market conditions.

In 2012, 2013, and 2014, Emgold announced a series of transactions with Rawhide Mining LLC (“RMC”) whereby RMC provided Cdn$1.0 million in equity financing to Emgold in a series of tranches (See November 14, 19, and 26, 2012 press releases; December 28, 2012 press release; January 30, 2013 press release; and July 11 and 18, 2014 press release). Part of these financings, totalling $510,000, were used to purchase the underlying property and royalty rights to 52 claims that are part of the Buckskin Rawhide East Property, NV (see July 28, 2014 press release). Upon completion of these transactions, the Buckskin Rawhide East Property was leased to RMC, who will explore the Property (see August 21, 2014 press release). The lease includes:

1.	The Lease Term is 20 years.
2.	Advance royalty payments of $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of $250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of $250,000 in exploration activities by the end of Year 3, for a total of $500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
7.	Upon bringing the Property into commercial production, RMC will make "Bonus Payments" to Emgold. Bonus Payments will be $15 per ounce of gold when the price of gold ranges between $1,200 per ounce and $1,799 per ounce. If the price of gold exceeds $1,800 per ounce, the Bonus Payment will increase to $20 per ounce
8.	After meeting its exploration requirements, should RMC subsequently elect to drop the Property or decide not to advance it, the Property will be returned to Emgold. Should Emgold subsequently advance the Property into production, RMC shall then be entitled to the same type of Bonus Payments as contemplated in 7 above.

On June 1, 2016, Emgold announced that the Buckskin Rawhide East Lease Agreement had been amended (see June 1, 2016 press release). RMC was to complete $500,000 in exploration activities on the Buckskin Rawhide East Property prior to June 1, 2016. At that date, RMC had completed only $325,000 in exploration. Emgold and RMC mutually agreed to amend the Lease Agreement whereby RMC would pay Emgold the remaining $175,000 in lieu of exploration activities as seven cash payments of $25,000 each, starting on June 1, 2016. All payments for 2016 were made by RMC.

Property payments for the Koegel Rawhide and Buckskin Rawhide West properties, both of which are leases, are relatively small. Payments can be made in Emgold stock or cash at this point in time, at the discretion of the lessor. Payments for the year 2016 were made in stock. The lessor has agreed to take stock as payment for each property for the year 2017. Remaining payments to acquire ownership of these properties are $30,000 each, due in 2018.

For the Stewart and Rozan Properties, the Company did not have any substantive expenditure in 2016 and there are no current exploration plans for these properties. The properties are safely held to January 2023 without additional work and the properties are 100% owned by the Company. The Company is currently seeking to option, joint venture, or sell these properties.

The Company requires additional funds to complete exploration of its properties, excluding the Buckskin Rawhide East Property. Currently the Company is reviewing strategies for equity financings, option agreements, joint ventures, mergers, or other business transactions that may be able to carry the Company through the next year of operations and into the future. The Company cannot guarantee the success of any of these transactions. The transactions, if completed, could result in dilution of the Company’s shares. The Company may also find it necessary to complete a share consolidation to obtain future equity financings.

In spite of the current relatively high market price of gold, the market conditions in the junior mining and exploration sector are very depressed and therefore it is very difficult raising additional capital. Emgold has been successful in the past in obtaining financing through the sale of equity securities, but as an exploration stage company, it may be difficult to obtain adequate financing in the future or financings with favourable terms. If Emgold fails to obtain additional financing on a timely basis, the Company could forfeit its interest in its mineral property interests, dilute its interests in the properties and/or reduce or terminate operations. Exploration programs have to be prioritized to fit within cash availability.

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

Gold Price

2000 to Present $US

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	263.80
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,571.52	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1142.00
2015	1,160.06	1,295.75	1,049.40
2016	1,151.40	1,177.65	1,125.70

Fluctuations in the world markets, including the TSX Venture Exchange, can have a negative impact on the Company’s share price, can have a negative impact on the availability of capital for investment in junior mining companies, and can negatively impact the Company’s ability to raise funds. The world markets are currently being affected by a poor recovery from a major recession in the U.S., a deficit crisis in the U.S., fluctuating oil prices, political turmoil in the Middle East (Syria, Afghanistan, Iraq, Iran), political turmoil in the Ukraine, a European debt crisis, Brexit (British exist from the European Union), and other international economic and political factors. Over the past several years, there have been major fluctuations in the markets caused by the housing mortgage crisis in the U.S., bail out of several major banks world-wide, bail out of Freddie Mac and Fannie Mae in the U.S., bail out of several major automobile manufacturers world-wide, and bail out of several countries in the world such as Greece. This has caused record deficits in several countries, including the U.S. These crises, which have occurred over a multi-year period, have affected the Company’s ability to raise capital and have negatively impacted the stocks of many junior exploration companies. It is likely there will be future turmoil in the world markets over the next several years, and this uncertainty may negatively impact the Company’s ability to raise necessary capital and advance its exploration properties.

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

As projects advance through the exploration and development process, typically environmental baseline studies and environmental reports are required (Environmental Assessments, Environmental Impact Reports, etc.) There is no assurance that the Company will be able to obtain all permits required for exploration, development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

Failure to comply with environmental and reclamation rules could result in penalties. As projects advance through exploration and the development process and into production, increasing reclamation bonding is required by government agencies. There is no assurance the Company will be able to obtain reclamation bonds or meet reclamation requirements for exploration, development and construction of mining facilities and conduct mining operations and reclamation activities on reasonable terms or that new legislation of modifications to existing legislation would not have an adverse effect on the Company’s ability to obtain a reclamation bond or meet its reclamation requirements in the future.

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

The Company is currently an exploration stage company and is currently not conducting any development, construction, or mining operations; therefore, no major reclamation liability has been accrued. To date, Emgold has been successful in obtaining exploration permits that it has applied for and believes it has a good working relationship with local regulators related to its properties in various jurisdictions. The Company and its employees have been engaged in the exploration of mineral properties for many years.

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

There is no certainty that the expenditures to be made by the Company on the exploration of its properties and prospects as described herein will result in discoveries of mineralized material in commercial quantities.

No Proven Reserves. The properties and prospects in which the Company has an interest or the properties in which the Company has the right to earn an interest are in the exploration stage only, are without a known body of economically viable ore and are not in commercial production. If the Company does not ultimately find a body of economically recoverable ore, it would either have to acquire additional exploration projects, or terminate is operations.

Uncertainty of Reserves and Resource Estimates. There are numerous uncertainties inherent in estimating proven and probable reserves and measured, indicated, and inferred resources, including many factors beyond the control of the Company. The estimation of reserves and resources is a subjective process and the accuracy of any such estimates is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may justify revision of such estimates. No assurances can be given that the volume and grade of reserves recovered and rates of production will not be less than anticipated. Assumptions about prices are subject to greater uncertainty and metals prices have fluctuated widely in the past. Declines in the market price of base or precious metals also may render reserves or mineralization containing relatively lower grades of ore uneconomic to exploit. Changes in operating and capital costs and other factors including, but not limited to, short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades, may materially and adversely affect reserves.

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

Other Risk Factors

Emgold’s title to mineral property interests may be challenged. Although Emgold has completed a review of titles to its mineral interests, it has not obtained title insurance or any formal legal opinion with respect to all of its properties and there is no guarantee of title. The mineral properties may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. Emgold’s mineral property interests include mineral claims in British Columbia and Nevada, which have not been surveyed, and therefore, the precise area and location of such claims or rights may be in doubt. As there are unresolved native land claim issues in British Columbia, the Company’s properties and prospects in this jurisdiction may be affected in the future.

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

Competition. There is competition from other mining exploration companies with operations similar to those of the Company's. Many of the mining companies with which the Company competes have operations and financial strength many times greater than that of the Company. Such competitors could outbid the Company for such projects, equipment or personnel, or produce minerals at a lower cost which would have a negative effect on the Company’s operations and financial condition.

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

Emgold’s stock price may limit its ability to raise additional capital by issuing common shares. The low price of Emgold’s common stock also limits Emgold’s ability to raise additional capital by issuing additional shares. There are several reasons for these effects. First, the internal policies of certain institutional investors prohibit the purchase of low-priced stocks. Second, many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin. Third, some brokerage house policies and practices tend to discourage individual brokers from dealing in low-priced stocks. Finally, broker’s commissions on low-priced stocks usually represent a higher percentage of the stock price than commissions on higher priced stocks. As a result, Emgold’s shareholders pay transaction costs that are a higher percentage of their total share value than if Emgold’s share price were substantially higher. It may be necessary for the Company to complete a share consolidation in order to attract additional equity financing in the future.

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 5,000,000 stock options outstanding (at December 31, 2016), which are exercisable at prices ranging from Cdn$0.10 to Cdn$0.15 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2016, there were no warrants exercisable. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2016, include no warrants and underlying warrants and the 5,000,000 stock options above, which collectively represent approximately 3% (2015 - 10%) of Emgold’s issued shares as at December 31, 2016.

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

The Company is in the business of acquiring, exploring, and developing mineral properties. For many years, the Company was principally engaged in permitting and developing the I-M Project located near the City of Grass Valley (the “City”) in Nevada County, California, U.S.A. The Company originally acquired the rights to the I-M Project in August 1993. Over the next five years, significant expenditures were made on the I-M Project. An Environmental Impact Report was successfully completed to dewater and explore the Idaho-Maryland Mine and a National Pollution Discharge Elimination System Permit obtained. However, in the late 1990’s, subsequent to the BRE-X fiasco and with a decreasing gold price, it became impossible to raise capital to continue with the exploration the I-M Project. Gold prices continued to drop and the Company wrote-down the Property for a nominal carrying value of $1 in 1999. The lease option to purchase agreement on the I-M surface property and mineral rights with the BET Group was eventually dropped. Permits to dewater the mine were cancelled or expired.

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

In 2003, Emgold acquired the licensing rights to a ceramics technology called Ceramext® and changed the name of its second 100 percent owned Nevada Corporation subsidiary company, then called Holly Corporation, to Golden Bear Ceramics Company (“GBC”). Emgold recognized the potential application of the Ceramext® hot vacuum extrusion technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality recycled stone and ceramic building materials on a global basis. Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA. GBC subsequently determined that it could produce high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations by using equipment and technology available in the commercial market place. GBC potentially could produce stone and ceramics building products from a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials, that would otherwise be disposed of in landfills. Products potentially could include high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, roof tile, brick, construction materials and other industrial and commercial products. In 2009 the licence agreement with Ceramext LLC was terminated as Emgold planned to use commercially available technology, not proprietary to Ceramext, LLC, in connection with the operation of the I-M Project.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”). The I-M Project is being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation. The City has been designated to be the Lead Agency in the permitting process. The City commenced work to complete the permitting process for the Project, which was divided into three phases: Phase 1 is the Master Environmental Assessment, Phase 2 is the Initial Study and Phase 3 is the Environmental Impact Report. The City subsequently would need to approve a Conditional Use Permit for the I-M Project. Phase 1 and 2 were completed. Phase 3 was partially completed with a Draft Environmental Impact Report issued late 2008.

In 2007, the world’s economy started to be negatively impacted by the subprime mortgage crisis which led to the Great Recession. The Toronto Venture Exchange, where Emgold is listed, was severely impacted. Emgold was unable to raise additional funds to continue the permitting process for the I-M Project. In 2011, Emgold’s application with the City of Grass Valley was “deemed withdrawn” due to inactivity. In 2013, Emgold management allowed the Lease and Option to Purchase Agreement with the BET Group to expire. In 2016, with continued poor equity markets affecting the junior mining sector, Emgold management made the decision to sell its remaining properties in Grass Valley as real estate and focus on other assets of the Company.

Emgold has additional mineral properties: the Rozan Property in B.C. (fully vested), the Stewart Property in B.C. (fully vested), the Buckskin-Rawhide East Property in Nevada (fully vested), the Buckskin Rawhide West Property in Nevada (under option), and the Koegel Rawhide Property in Nevada (under option). All the Canadian properties are located in the Nelson mining district north of Ymir in south-eastern British Columbia, Canada. Nevada properties are in the Rawhide mining district near Fallon, Nevada. Emgold is advancing these properties with exploration, as funds allow, with the goal of delineating mineral resources.

B.	Business Overview

General

Nature of Company: Emgold is a mineral exploration and mine development company with properties in the western U.S. and Canada.

The Company has an early stage gold and silver exploration project called the Buckskin-Rawhide East Property in Nevada, The Property has been leased to RMC who plan to conduct exploration and, if exploration is successful, potentially bring any resources discovered into commercial production at the adjacent Denton Rawhide Mine. Emgold receives an annual advance royalty payment from RMC and, if the property achieves commercial production, Emgold would receive production royalty payments. A number of exploration targets have been identified and drilled on the property but currently no NI 43-101 compliant resources have been delineated.

Emgold also has two additional early stage exploration projects in Nevada called Buckskin Rawhide East and Koegel Rawhide. These properties are located near the Denton Rawhide Mine. To date, Emgold has done limited exploration on these properties but Emgold management believes there is potential for both high grade vein and bulk disseminated mineralization similar in nature to Denton Rawhide Mine.

Emgold has two early-stage mineral exploration projects in British Columbia that contain gold, silver, molybdenum, tungsten, and other mineralization. These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition. The properties are have potential for high grade vein, breccia pipe, porphyry, and other styles of mineralization.

For several years, Emgold, through its wholly-owned subsidiary IMMC was advancing the permitting process to bring the historical Idaho-Maryland Mine located in Grass Valley back into production. Poor equity markets resulting from the Great Recession and subprime mortgage crisis forced the Company to suspend work on the permitting process in 2011 and allow the Lease and Option to Purchase Agreement for certain surface properties and mineral rights associated with the I-M Project to expire in 2012. Due to continued poor equity markets, IMMC management decided to terminate the project in 2016 and sell off properties it owned in Grass Valley as real estate.

For several years, Emgold, through its wholly-owned subsidiary, GBC, was developing a process to convert mineral wastes and other siliceous materials to stone and ceramic building products. Emgold originally intended to apply this process as a method to deal with development rock and mine tailings from the I-M Project and to eliminate the need for surface tailings impoundments and waste dumps associated with a traditional gold mine. Emgold successfully developed the process to a pilot plant stage using commercially available equipment. Poor equity markets resulting from the Great Recession and subprime mortgage crisis forced the Company to suspend work on commercializing the process in 2009 and the Company attempted to spin of GBC to be independent of Emgold and the I-M Project. However, due to continued poor equity markets, IMMC management decided to write off its investment in GBC in 2016 and dissolve the GBC subsidiary. The GBC subsidiary was dissolved in 2016.

Emgold management is currently evaluating a number of properties that are available in the current poor equity markets with the goal of replacing the I-M Project, subject to obtaining the necessary financing to acquire and advance any acquisition.

(i)	Principal Markets: Not Applicable.

(ii)	Seasonality: Not Applicable.

(iii)	Raw Materials: Not Applicable.

(iv)	Marketing Channels: Not Applicable.

(v)	Dependence: Not Applicable.

(vi)	Competitive Position: Not Applicable.

(vii)	Material Effect of Government Regulation: The Company’s exploration activities and its potential mining and processing operations are subject to various laws governing land use, the protection of the environment, prospecting, development, production, contractor availability, commodity prices, exports, taxes, labour standards, occupational safety and health, waste disposal, toxic substances, mine safety and other matters. The Company believes it is in substantial compliance with all material laws and regulations that currently apply to its activities. There is no assurance that the Company will be able to obtain all permits required for exploration, any future development and construction of mining facilities and conduct of mining operations on reasonable terms or that new legislation or modifications to existing legislation would not have an adverse effect on any exploration or mining project which the Company might undertake.

Idaho-Maryland Mining Corporation

For many years, the Company, through its 100% owned Nevada registered subsidiary Idaho-Maryland Mining Corporation, was seeking to reopen the historical Idaho-Maryland Mine (also referred to in this Annual Report as “I-M Project”, or the “Idaho-Maryland”), in accordance with all applicable federal, state, and local laws and regulations. The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the Project Applications were received as substantially complete on May 24, 2005. Following this, the City completed Phase 1 of the permitting process to obtain the CMUP with included completion of a Master Environmental Assessment (“MEA”) in June 2006. Phase 2 was the Notice of Preparation and Initial Study (“NOP” and “IS”), which was completed on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

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

The Company had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project that was originally signed in 2003 and had a five-year term. The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Idaho-Maryland Project. The BET Agreement had been extended three times to date, with the last extension from February 1, 2011, for an additional two years to February 1, 2013. Lease payments during the extension period were $30,000 per quarter. The Company had the ability to exercise the purchase option of the BET Agreement at any time while the option agreement remains in good standing. At December 31, 2012, the Company was in compliance with all the terms of the BET Agreement. However, on February 1, 2013, the BET Agreement expired as announced by press release dated 01 February, 2013.

Under a previous lease agreement extension, Emgold was to make quarterly option payments of $30,000 beginning on February 1, 2009, until January 31, 2010. For the period from February 1, 2010, to January 31, 2011, the quarterly option payments were to increase to $60,000 per quarter. The BET Group agreed to defer 50 percent of the quarterly lease payment for 2010, amounting to $30,000 per quarter. The amount of the deferral, totaling $120,000, was added to the purchase price of the property and mineral rights, the first installment of which was to become due on February 1, 2013 under the third lease extension, in the event that the Company exercises its option to purchase the I-M Property. The deferral of $120,000 was subject to interest calculated at 5.25% compounded annually. In 2013, when the lease agreement expired so did the requirement to pay the deferred quarterly payment because the option to purchase was not exercised.

Over the years, IMMC had acquired several properties and some mineral rights in Grass Valley, in addition to property it controlled under the BET Agreement. IMMC acquired 53 acres of surface properties and subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres. These mineral rights are contiguous to the BET mineral rights and consist of only subsurface mineral rights.

On September 3, 2013, Emgold announced it had sold 18 acres of non-core land in Grass Valley through a real estate transaction for proceeds of $450,000. In 2016, due to continuing poor equity markets, Emgold management made the decision to sell its remaining real estate in Grass Valley. On March 21, 2016, Emgold announced it had sold 27 acres of land as a real estate transaction for proceeds of $350,000. Emgold has one remaining property for sale in Grass Valley, totalling 7 acres that is listed for $179,000.

Emgold management is searching for other acquisition opportunities, primarily in Nevada, to replace the I-M Project. Should financing be obtained and such an acquisition be made, IMMC may be used as a subsidiary to hold this acquisition and the subsidiary would likely undergo a name change.

Emgold (US) Corporation

Emgold (US) Corporation is a 100% owned Nevada registered subsidiary of Emgold Mining Corporation. It holds Emgold’s Nevada properties as assets.

Golden Bear Ceramics Company

Emgold, through its formerly 100% owned Nevada registered GBC, had developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine. The Company believed there was a global business opportunity to process a wide range of siliceous waste and naturally occurring materials to produce high quality stone and ceramic building materials. The recycled stone and ceramics technology has been demonstrated on a laboratory and pilot plant basis. It has been possible to perform forming operations on a wide variety of silicate materials at elevated temperatures. Stone and ceramic materials of high quality, strength, and very low porosity were been produced. The process production volume was not yet been scaled up and therefore cannot be considered commercialized. The Company had determined that the use of commercially available equipment should enable GBC to readily manufacture 100 percent recycled “green” stone and ceramic building products from mineral wastes. These materials will qualify for Leadership in Energy and Environmental Design (“LEED”) credits.

When the I-M Project was put on hold, the Company attempted to finance GBC and its recycled stone and ceramics processing facility separately from Emgold, to allow GBC to pursue opportunities for growth on a global basis and construct a series of production plants not associated with the I-M Project. However, the potential to commercialize this technology was negatively impacted by the Great Recession and subprime mortgage crisis – which in turn negatively impacted the building products industries.

In 2016, Emgold made the decision to write off its investment in GBC and dissolve the subsidiary to allow the Company to focus on its other assets. GBC was dissolved in 2016.

C.      Organizational Structure

At the commencement of 2016, the Company had three direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.), Golden Bear Ceramics Company (“GBC”)(formerly Holly Corporation (U.S.)) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada. Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company. Emgold U.S. held the GBC subsidiary. Emgold made the decision to write off its investment in GBC and dissolved the subsidiary in 2016.

D.      Property, Plant and Equipment

The Company has mineral exploration interests in six properties: the Buckskin-Rawhide East Property (Nevada), the Buckskin Rawhide West Property (Nevada), the Koegel Rawhide Property (Nevada), the Stewart Property (British Columbia), the Rozan Property (British Columbia), and certain real estate and mineral rights that were part of the I-M Project (California).

None of the Company’s projects has known reserves, and all proposed programs are exploratory in nature.

Buckskin Rawhide East Property, Nevada

Property Location and Geology

The Buckskin Rawhide East Property is adjacent to the Rawhide Mining LLC’s operating Denton Rawhide Mine about 40 miles southeast of Fallon, Nevada. The Denton Rawhide Mine was owned and operated by Kennecott Minerals Company (“Kennecott”) from 1988 to 2009. In 2010, it was acquired by RMC. They continued to produce gold from historic heap leach pads remaining after Kennecott ceased mining activity in 2003 due to low metal prices. In 2012, RMC resumed mining activities at Denton Rawhide Mine to take advantage of today’s high metal prices. Historically, the Denton Rawhide Mine is reported to have produced 1.7 million ounces of gold and 14.1 million ounces of silver from 1990 to 2014 (Nevada Bureau of Mines and Geology Special Publication MI-2014). The Denton Rawhide Mine abuts the Buckskin Rawhide East Property on the east and south.

The Buckskin Rawhide East Property is also adjacent to the Regent Property. The Regent Property was acquired by RMC in 2012 from Pilot Gold Corporation. The Regent Property was previously explored and drilled by Kennecott in the 1990’s and by Pilot in 2011. The Regent Property abuts the Buckskin Rawhide East Property on the north and on the west.

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

Property Ownership

The Buckskin Rawhide East Property consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the Company in 2010. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement and subsequently acquired them through a series of transactions with the underlying property owners between 2012 and 2014. In 2014, Emgold leased the 52 claims making up the Buckskin Rawhide East Property to RMC. The main terms of the lease agreement are:

  The Lease Term is 20 years (start date of 01 June 2013).
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

Under the terms of the lease agreement, RMC was required complete $500,000 in exploration related expenditures on the property by 31 May 2016. As of that date, $325,000 in exploration related expenditures had been completed by RMC. On 01 June 2016, Emgold announced that Emgold and RMC had mutually agreed to amend the original lease agreement and that RMC would pay Emgold the remaining $175,000 in exploration related expenditures as cash payments to Emgold, in seven quarterly payments of $25,000, starting on 01 June 2016.

Exploration Activity

The Buckskin Rawhide East Property was previously explored and drilled by Kennecott Minerals. Historic RC drilling on the property in the 1980’s and 1990’s totalled 113 holes and 53,370 feet. Results indicated the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.

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

In 2013, RMC conducted exploration drilling on the Buckskin Rawhide East Property (22 holes totalling 7,100 feet).

Buckskin Rawhide West Property, Nevada

Property Location and Geology

The Buckskin Rawhide West Property is an early stage gold/silver exploration property located west of the Buckskin Rawhide East Property and Denton Rawhide Mine, and south of the Regent Property. The Buckskin Rawhide West Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District.

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

Property Location and Geology

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

Stewart Property, British Columbia

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

Exploration Activity

The Stewart Property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals. In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work. In 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics). In 2004, Emgold completed a 6 hold drill program (1530 meters or 5,108 feet) in the Craigtown Creek Gold Zone, resulting in several gold intersections. In 2005 Emgold completed a 5-hole diamond drill program (404.5 meters or 1,327 feet) in the Stewart Moly Zone, including twinning of historic holes. Both high grade and low grade molybdenum mineralization was intersected. In 2007, Emgold completed 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) focused on the Arrow Tungsten Zone. Both high and low grade tungsten mineralization was encountered. In 2011, The Company drilled 19 diamond drill holes (2,526 meters or 8,287 feet) focussed on the Stewart Moly Zone. The drilling focused on the Stewart Moly Zone with the goal of defining and expanding the Zone. Both high grade and low grade molybdenum mineralization was identified, with the presence of potential by-product metals gold and rhenium.

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

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held to January 2023 without additional work. An impairment loss of $208,718 was recognized in 2015 in the consolidated statement of comprehensive loss bringing the carrying value to $1.

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

A total of 10 gold anomalies were identified by Valterra in 2011. A NW-SE trending gold soil anomaly (Target A) extends for some 1.8 kilometers (1.1 miles) and is up to 200 meters (656 feet) wide (true width is unknown). Along the surface trace of the Mount Verde fault there is a strong anomaly (Target B) identified by gold, tungsten, arsenic, and manganese in the soils. The remaining gold soil anomalies are generally NE-SW oriented and are considered related to high grade or sheeted quartz vein gold mineralization (most of which remain unexplained) on the Property.

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

Since, the Company did not have any substantive expenditure in the past three years, there are no current exploration plans for this property, and the property is safely held until March 2023 without additional work. An impairment loss of $49,224 was recognized in 2015 in the consolidated statement of comprehensive loss bringing the carrying value to $1.

Idaho-Maryland Project, California

Property Location and Geology

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

The historic Idaho-Maryland Mine was originally discovered in 1851. It was in production from 1862 through 1956 and was the second largest historical underground gold producer in California. Total recorded production was 2,383,000 ounces of gold from 5,546,000 short tons for a recovered grade of 0.43 ounces of gold per short ton. The Idaho-Maryland Mine is located adjacent to the historic Empire Mine, the largest historical underground producer in California, reportedly producing 5.8 million ounces of gold. It was Newmont Mining Corporation’s first operating mine and Newmont maintains the mineral rights to the property. Within a three mile radius of the Idaho-Maryland Mine, the historic mines in the Grass Valley District produced a reported 13 million ounces of gold. Including placer gold, the Grass Valley District is reported to have produced 17 million ounces of gold.

The I-M Project and the Grass Valley Mining District are situated in the northern portion of the Sierra Nevada Foothills Gold Belt, a geographic area containing many historic gold mines. This belt averages 50 miles in width and extends for 320 miles in a north-northwest orientation along the western slope of the Sierra Nevada range. The location of the Sierra Nevada Foothills Gold Belt coincides closely with a zone of metamorphic rocks and regional faults known as the outcrop area of the Sierra Nevada Foothills Metamorphic Belt. The deposit is mesothermal.

Property Ownership

In fiscal 2002, the Company negotiated a lease and option to purchase agreement with the BET Group for the main Idaho-Maryland mineral rights (2,750 acres) and certain surface properties in rights 9 the Grass Valley Mining District, California. This was called the BET Agreement. The initial term of the BET Agreement was five years, commencing on June 1, 2002, and ending on May 31, 2007. The BET Agreement was subsequently extended three times, ultimately to February 2, 2013.

In 2004, the Company acquired approximately 45 acres of land, locally called the Lausman Property. In 2009, the Company acquired 7.13 acres of land, locally called the Round Hole Property, in Grass Valley, California.

In fiscal 2005 the Company acquired subsurface mineral rights of 70% of the Dana-Christopher Columbus patented mining claims and 100% of the Golden Gate West and Golden Gate East subsurface patented mining claims, totalling about 30 acres

The I-M Project, at year end 2012, comprised approximately 2,800 acres of subsurface mineral rights and 128 acres of surface rights. The surface rights were centered around three of the historic mine shafts at the properties. The properties comprised the 84 acre Idaho-Maryland site (including the 28 acre Lausman Property), the 37 acre New Brunswick site, and the 7 acre Round Hole site. The mineral rights are severed from the surface rights at variable depths from surface, with all mineral rights being contiguous below 200 ft from surface. Most of the Property was located in the City of Grass Valley, but the New Brunswick Property is located in Nevada County adjacent to the City.

In February 2013, due to poor equity market conditions, the BET Agreement was allowed to expire and Emgold no longer controlled the main surface rights or mineral rights associated with the I-M Project. In 2013, the Company elected to sell 18 acres of the 45 acre Lausman Property as a real estate transaction for gross proceeds of $450,000. In 2016, with continuing poor equity markets, Emgold management elected to divest of its remaining properties in Grass Valley as real estate transactions. On 15 March 2016, the Company sold the remaining 27 acres of the 45 acre Lausman Property as a real estate transaction for gross proceeds of $350,000.

At this point in time, the Company’s remaining interests in Grass Valley include the Round Hole Property for sale at an asking price of $179,000 and its interest in the Dana-Christopher Columbus and Golden Gate East and West mining claims.

Exploration and Permitting Activity

The Company originally leased properties that made up the core of the I-M Project from the BET Group in 1993. The Company completed engineering and technical work, baseline studies and an Environmental Impact Report in 1996 and obtained Conditional Use Permit and NPDES Permit to dewater and explore the mine in 1997. Unfortunately, the BRE-X fiasco impacted the mining industry in 1997 and subsequently many world banks sold of their gold reserves driving the price of gold below $300 per ounce. Financing opportunity collapsed for the junior mining industry and Emgold was forced to abandon the Idaho-Maryland Project.

In 2003, Emgold released the core properties of the I-M Project from the BET Group. The Company formally applied to the City of Grass Valley (“City”) for the CMUP on February 9, 2005, and the Project Applications were received as substantially complete on May 24, 2005. Following this, the City completed Phase 1 of the permitting process to obtain the CMUP with included completion of a Master Environmental Assessment (“MEA”) in June 2006. Phase 2 was the Notice of Preparation and Initial Study (“NOP” and “IS”), which was completed on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

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

In parallel to the permitting activities, Emgold was computerizing geologic and survey data from historic mine maps and creating a computerized database of historic drill hole and assay information. An NI 43-101 compliant resource estimate was completed in December 2002, 2004, and subsequently updated in 2009. These are available for information purposes under Emgold’s filings on Sedar.com but are not reported here as Emgold no longer controls the I-M Project.

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Emgold Principal Capital Expenditures (3 Year)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
2016	594,113	-
2015	619,113	610
2014	1,337,563	1,668

ii) Amounts expensed

Exploration Expenses in the last three fiscal years ended December 31 are as follows:

Emgold Exploration Expenses (3 Years)

Year	Idaho-Maryland	Stewart	Rozan	Nevada Properties	Total
2016	$49,161	$-	$-	$9,539	$58,700
2015	$30,332	$-	$-	$9,470	$39,802
2014	$34,065	$(2,489)	$(1,904)	$13,929	$43,601

No Golden Bear Costs were expensed in any of the last three fiscal years.

ITEM 4A.                 UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2016, 2015, and 2014 and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2016, 2015, and 2014 have been prepared in conformity with IFRS.

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

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2016, 2015, and 2014.

Recent accounting pronouncements

A Summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2016, 2015, and 2014.

A.	Operating Results

Year Ended December 31, 2016 (“fiscal 2016”) Compared to Year Ended December 31, 2015 (“fiscal 2015”)

Emgold’s loss in fiscal 2016 was $272,193 or a loss per share of $0.01, compared to a loss of $474,953 or a loss per share of $0.01 in fiscal 2015. This includes $58,700 in exploration costs incurred in fiscal 2016, compared to $39,802 incurred in fiscal 2015. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Impairment of mineral properties of $257,942 was booked in fiscal 2015 due to the Company having no current exploration plans for the two properties in British Columbia.

Management and consulting fees decreased to $117,000 in fiscal 2016 from $125,000 in fiscal 2015, due to the Company taking specific actions to reduce these fees.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project decreased to $49,161 in fiscal 2016 from $30,332 in fiscal 2015.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties was $9,539 in fiscal 2016, $9,470 in fiscal 2015, and $13,929 in fiscal 2014.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties were $nil in fiscal 2016 and 2015. In fiscal 2014, it was a recovery of past expenses of $4,978.

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

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties amounts changed to $nil in fiscal 2015 from a recovery of past expenses of $4,393 in fiscal 2014.

B.      Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2016

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

At December 31, 2016, the Company had a working capital deficiency of $782,000, defined as current assets less current liabilities, compared with working capital deficiency of $931,000 at December 31, 2015. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2016, have been funded primarily from sale of real estate holdings in Grass Valley, lease and advance royalty payments from Rawhide Mining LLC, and loans from related parties.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company had three subsidiaries at the beginning of 2016, all of which were Nevada incorporated corporations. One of these subsidiaries was dissolved in 2016. There are no currency restrictions on transfer of funds from the United States to Canada.

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

Investing Activities

As at December 31, 2016, Emgold has capitalized $594,113 (2015 – $619,113; 2014 – $1,337,563) representing costs associated with the acquisition of its mineral property interests in Nevada and British Columbia.

In 2015, Emgold has listed its land in California for sale. Under IFRS 5, the Company classified the mineral property in California, in the amount of $490,508 as held for sale as at 31 December, 2015. On 15 March 2016, the Company sold one property with 27 acres of land for the gross amount of $350,000; cost of the property was $336,056.

Capital Resources

At December 31, 2016, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $782,000, compared to a working capital deficiency of $931,000 in 2015 and $727,000 in fiscal 2014. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2016 in order for the Company or its projects to move forward. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the sale or option of exploration properties, sale of real estate in Grass Valley, exercise of share purchase warrants, and through the issuance of common shares or other forms of financing.

Share Capital

2016

At December 31, 2016 the Company had 79,004,017 (2015 – 78,295,684) common shares issued and outstanding. Subsequent to 31 December 2016, the Company issued 708,333 common shares increasing the fully diluted amount to 84,712,350.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance. On 17 February 2016, the Company issued 708,333 common shares in connection with its previously signed mineral property agreements with a contract value of $60,000.

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

Options and Warrants

2016

During the year ended 31 December 2016, a total of 2,500,000 warrants expired, with an average exercise price of Cdn $0.10.

2015

During the year ended 31 December 2015, a total of 1,966,665 options expired, with an average exercise price of Cdn $0.16.

During the twelve months ended 31 December 2015, a total of 5,663,575 warrants expired, with an average price of 0.19.

2014

During the twelve months ended 31 December 2014, a total of 64,000 options expired, with an average exercise price of Cdn$0.175.

During the twelve months ended 31 December 2014, the Company issued 2,500,000 warrants with an exercise price of Cdn$0.10 and a 24 month life in connection with private placements described above. A total of 3,321,428 warrants expired with an average exercise price of $0.12.

Financing Activities

2016 and 2015

No financing activity was completed in 2016 and 2015. Further financing will be required for corporate overhead costs, advancing the I-M Project, or advancing the Company’s other exploration properties. The Company has been looking at various alternatives to implement Golden Bear’s business plan as noted at Item 4 above. The Company is evaluating various financing options including equity financing, joint ventures, mergers, sale of assets, and other business transactions for the above.

2014

The Company completed a $250,000 financing in 2014 as part of a transaction announced with Rawhide Mining LLC. A total of $750,000 was previously raised in this financing in 2012 and 2013.

Going Concern

At December 31, 2016, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs. Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada for several years. The Company has optioned its Buckskin Rawhide East Property to RMC who are currently covering its holding costs as part of the lease agreement. The Buckskin Rawhide West and Koegel Rawhide Properties can be held in the short term by the issuance of shares. If the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without restructuring or some form of joint venture. If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide West Property in Nevada or the Koegel Rawhide Property in Nevada.

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

Plans for 2017

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $20,000 per month to support its corporate overhead and hold its existing properties. The Company’s priority in 2017, due to continuing poor equity markets, is to raise sufficient capital to support its overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow. The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company.

Should the Company not obtain sufficient financing to continue operations, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties.

Contractual Obligations in 2016

See Item 5.F. for a table of contractual obligations at December 31, 2016.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2016:

Emgold Short-Term and Long-Term Obligations ($US)

	January 1, 2016, to December 31, 2016	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$868,023	$-	$-	$-	$-	$-	$868,023

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6.                  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Senior Officers and Directors of Emgold

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at December 31, 2016	% Of Issued And Outstanding	Principal Business Activities Outside the Company

William J. Witte, – Independent Director	None	57,504	0.07%	Businessman and Mining Consultant

David Watkinson, President and Chief Executive Officer and Director	Northaven Resource Corporation	718,800	0.91%	None

Andrew MacRitchie, Independent Director	None	370,000	0.47%	CFO, Helio Resources CFO, Roughrider Exploration Ltd. CFO, Skeena Resources Limited, CFO, EROS Resources Corp

Allen Leschert, Non-Executive Chairman of the Board, Independent Director	Northaven Resource Corp.	NIL	0.00%	President and CEO, Northaven Resource Corp.

Grant T. Smith Chief Financial Officer	N/A	NIL	0.00%	Senior Partner, Clearline Chartered Accountants

David Watkinson, P. Eng., President and CEO, brings over 30 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario. Mr. Watkinson joined Emgold on June 22, 2006 and served of V.P. of Operation for Idaho-Maryland Mining Corporation. He was subsequently appointed as a director and President and Chief Operating Officer of Emgold on July 25, 2007, and President of the Company on October 16, 2007. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions. Mr. Watkinson is President of two non-profit organizations in California, Sierrans for Responsible Resource Development and Sierrans for Responsible Resource Development Charitable Fund.

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

Andrew MacRitchie, Independent Director, has over 16 years of experience in various mineral exploration finance and accounting roles. Andrew became CFO of Eros Resources Corp in 2016. Since 2016, Andrew has been Chief Financial Officer for Skeena Resources, a gold exploration company with projects in British Columbia. Since 2014, Andrew has been Chief Financial Officer of Roughrider Exploration Limited, a uranium exploration company with projects in Saskatchewan. Since 2007, Andrew has been Chief Financial Officer of Helio Resource Corp., a gold exploration company with projects located in Africa. Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller. Quorum provided accounting services for a group of exploration stage companies (including Emgold) with gold, silver, and base-metal projects located in North and South America. Andrew holds a B.Sc. Honors degree from the University of British Columbia and received his Chartered Accountant designation in 2003 while articling with PricewaterhouseCoopers. Mr. MacRitchie is also National Treasurer of the Kidney Foundation of Canada. Mr. MacRitchie became an Independent Director of the Company on May 22, 2012.

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

Technical Consultants and Employees

Robert R. Pease, B.Sc., M.Sc., CPG., is a Certified Professional Geologist with a B.Sc. (1976) and M.Sc. (1979) in geology from University of Nevada, Reno.  He has 40 years of diversified experience in mineral development and engineering geology in the mining and construction industries.  He has managed exploration projects and his field geology work led to discoveries of lode and placer gold and bedded barite deposits in Nevada and California.  He has an extensive background in Mother Lode and Basin-Range geology applied to gold deposits and industrial minerals; surface and underground geologic mapping; core and RC drilling and sampling in difficult ground conditions; engineering geology, and project reclamation.  He is also experienced with geologic modeling using MineSight three-dimensional software.  He was employed as Emgold's Chief Geologist from 2004 to 2014 and is Emgold's Qualified Person as defined by National Instrument NI 43-101 for Emgold's properties in the U.S.  He is a member of the American Institute of Professional Geologists.

Perry Grunenberg, B.SC., P.Geo., is a Professional Geologist and member of the Professional Engineers and Geoscientists of B.C.   He has 30 years of experience in exploration for metals and diamonds and has worked exploring a variety of deposit types across North America.  Mr. Grunenberg is a graduate of the University of British Columbia and is Emgold's Qualified Person as defined by National Instrument NI 43-101 for Emgold's properties in Canada.

Family Relationships

There are no family relationships among any of the persons named above.

Arrangements

There are no arrangements or understandings regarding the selection of any of the persons named above.

B.	Compensation

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2016;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2016;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2016.

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2016.

Compensation Discussion and Analysis

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

At December 31, 2016, a total of 7,900,401 (2015 – 7,829,568) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 5,000,000 (2015 – 5,000,000) were outstanding under the plan at December 31, 2016.

During the year ended December 31, 2016, nil stock options expired (2015 – 1,966,665 options expired with an average exercise price of Cdn$0.25), and nil options were forfeited (2015 - nil options forfeited).

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2016, is as set out below:

Compensation Paid to Emgold NEOs

Name and principal position held during fiscal 2014	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
David G. Watkinson(5) President & CEO	2016 2015 2014	92,500 92,500 92,500	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	92,500 92,500 92,500
Grant T. Smith(6) CFO	2016 2015 2014	27,668 28,153 36,000	NIL NIL NIL	NIL NIL 1,750	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	27,668 28,153 37,750

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.
(3)	These amounts include all amounts set out in table from for each NEO.
(4)	Of the total salary for 2016, $92,500 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2016, and was unpaid at December 31, 2016.
(5)	Appointment as CFO became effective September 1, 2012. Management fees were paid directly to Clearline Chartered Professional Accountants, a company of which Grant T. Smith is a director.

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2016, for each NEO:

Share and Option Based Awards for NEOs

Name	Option-based Awards				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David G. Watkinson	700,000	0.10	11-Oct-2018	NIL	N/A	N/A
	750,000	0.15	07-May-2017	NIL
Grant T. Smith	350,000	0.10	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	On December 31, 2016, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.01 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2016, for each NEO:

Incentive Plan Awards for NEOs

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
David G. Watkinson	NIL	NIL	N/A
Grant T. Smith	NIL	NIL	N/A

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

The contract of David G. Watkinson, by the Idaho-Maryland Mining Corporation, provides for payment to Mr. Watkinson of a minimum severance allowance equivalent to twelve (12) month’s salary in the event of termination by the Company without cause. Additionally, the contract provides for payment to Mr. Watkinson of a severance allowance equivalent to a minimum of twenty-four (24) month’s salary in the event of an acquisition or takeover by another company or other similar form of transaction.

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

Directors’ fees totalling $nil (2015 – $nil) were paid or are accrued and payable to three independent directors of the Company.

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

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2016, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

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

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2015 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards Vested for Directors Who are Not NEOs

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
William J. Witte	NIL	NIL	N/A
Andrew MacRitchie	NIL	NIL	N/A
Allen Leschert	NIL	NIL	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides equity compensation plan information as for year ended December 31, 2016.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	5,000,000	$0.12	2,829,568
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	5,000,000	$0.12	2,829,568

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2016.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2016, there were no Company stock options exercised.

C.	Board practices

All currently serving directors were elected at the Company’s annual general meeting held on December 14, 2016 and have a term of office expiring at the next annual general meeting of Emgold. All officers have a term of office lasting until their removal or replacement by the Board of Directors.

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

At December 31, 2016, Emgold had one employee. Emgold and its subsidiaries contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2016, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2016

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

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company, as at the date of this report, the holders of 5% or more of the common shares of Emgold are as follows:

-	Rawhide Mining Company LLC, holding 17,342,857 common shares, or 21.92%, as at December 31, 2016.
-	Gerbino Gold Group LLC, holding 9,125,013 common shares, or 11.53%, as at December 31, 2016.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2016, Emgold had authorized an unlimited number of common shares without par value of which 79,004,017 (2015 – 78,295,684) were issued and outstanding.

As of April 12, 2017, there were 110 registered shareholders of record holding a total of 79,712,350 common shares of Emgold. To the best of Emgold’s knowledge there were 53 registered shareholders of record with registered addresses in Canada, no shareholders of record with registered addresses in the United States and no shareholders of record with a registered address in other countries. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2015 and December 31, 2016, except as noted below.

Related Party Transactions

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 92,500	NIL
A company of which the CFO is a director (3) – management fees	27,668	NIL
A company of which the CFO is a director (3) – accounting	7,998	NIL
Directors	NIL	NIL

Notes:

(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.

At December 31, 2016, fees of $688,894 (2015 – $713,301) were payable to David Watkinson; fees of $11,177
(2015 –$80,206) were payable to Clearline; All amounts were included in due to related parties.

During year 2016, David Watkinson loaned the Company $6,000 in addition to the $40,000 from previous years. The loans have interest rates of 1% per month and are repayable on demand. On 1 June 2016, the Company repaid all the loan amounts in full and settled on an interest payout of $4,000.

During year ended 31 December 2016, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each. The loans bear interest at 1% per month and are repayable on demand. Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

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

Trading Markets

The tables below list the annual high and low prices for common shares of the Company for the past five years; the high and low market prices for each quarter during the two most recent years and the first quarter of 2017; and the high and low prices for each month for the six most recent months.

	EMR Annual Share Price Range – Last 5 Years (source – TMX website, Cdn$)		EMR Annual Share Price Range – Last 5 Years (source – US OTC market, US$)
Year	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US)
2016	0.050	0.010	0.035	0.003
2015	0.010	0.010	0.021	0.001
2014	0.040	0.020	0.039	0.008
2013	0.080	0.020	0.074	0.014
2012	0.120	0.045	0.124	0.050

EMR Quarterly Share Price – Last 2 Years

(source – TMX website, Cdn$)

	EMR Quarterly Share Price – Last 2 Years (source – TMX website, Cdn$)		EMR Quarterly Share Price – Last 2 Years (source – US OTC market, US$)
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Calendar 2017
Second Quarter (to Apr. 11, 2017)	0.030	0.030	0.003	0.013
First Quarter	0.040	0.030	0.033	0.013
Calendar 2016
First Quarter	0.020	0.010	0.012	0.003
Second Quarter	0.040	0.020	0.031	0.007
Third Quarter	0.050	0.030	0.034	0.017
Fourth Quarter	0.040	0.020	0.035	0.018
Calendar 2015
First Quarter	0.020	0.020	0.021	0.010
Second Quarter	0.010	0.010	0.010	0.009
Third Quarter	0.010	0.010	0.010	0.001
Fourth Quarter	0.010	0.010	0.005	0.001

	EMR Last Six Months Share Price (source – TMX website, Cdn$)		EMR Last Six Months Share Price (source – US OTC market, US$)
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
April 2017 (to April 11, 2017)	0.030	0.030	0.013	0.013
March 2017	0.030	0.030	0.025	0.013
February 2017	0.040	0.030	0.032	0.018
January 2017	0.040	0.030	0.033	0.017
December 2016	0.040	0.020	0.034	0.009
November 2016	0.030	0.020	0.018	0.013

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on April 11, 2017, was Cdn$0.025, Cdn$0.025, and Cdn$0.025 respectively. The Company’s common shares are issued in registered form.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2016.

C.	Material contracts

The following is a summary of each material contract, other than contracts entered into in the ordinary course of business, to which Emgold or any member of the Emgold group is a party, for the two years preceding the date of this document.

1.	None

D.	Exchange controls

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold PFIC status has not been assessed for years ended December 31, 2016, 2015, 2014, 2013, or 2012. However Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009 and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

ITEM 11.                 QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A. Quantitative Information About Market Risk

As at December 31, 2016, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Foreign Denominated Balances (Rounded ‘000’s)

	Canadian currency amount	U.S. currency amount
Cash	19,000	59,000
Accounts payable and accrued liabilities	(93,000)	(111,000)

B. Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada. The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated primarily in Canadian dollars. Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures. In future, it will be necessary to do further equity or other forms of financing. The funds may be received in either Canadian or U.S. dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material. Exchange gain in fiscal 2016 was a nominal amount.

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

Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2016, our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, were effective in providing reasonable assurance.

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

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2016. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at the date of the audit report of the December 31, 2016 financial statements, the Company’s internal control over financial reporting was effective.

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

ITEM 16B.                CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2016, and to the date of this Form 20-F.

ITEM 16C.                PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services:

Professional Service Fees from Audit Firm

Services:	Years ended December 31
	2016 (Cdn$)	2015 (Cdn$)
Audit Fees	$ 22,000	$ 20,000
Audit-Related Fees (1)	--	--
Tax Fees	--	--
All Other Fees (2)	--	--
Total Fees	$ 22,000	$ 20,000

Notes:

(1)	“Audit-Related Fees” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.
(2)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2016, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

ITEM 16D.                EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.                PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.                CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Disclosure relating to this item was previously reported in the Company’s Form 20-F annual report for the year ended December 31, 2014, as amended on November 4, 2015.

ITEM 16G.                CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.                MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.                 FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18.                 FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1
Consolidated Statements of Financial Position as at December 31, 2016, 2015, and 2014	F-1
Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015, and 2014	F-1
Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2016, 2015, and 2014	F-1
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015, and 2014	F-1
Notes to the Consolidated Financial Statements for the years ended December 31, 2016, 2015, and 2014	F-1

ITEM 19.                 EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for for Years Ended December 31, 2016, 2015, and 2014, and the auditors’ Report.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(2)
8.1	List of subsidiaries.*
11.1	Code of Ethics, effective September 1, 2005.(2)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*

Notes:
* Filed herewith.
(1) Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2) Previously filed as exhibit to Form 20-F on May 21, 2013 and incorporated by reference.
END OF EXHIBITS
67

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
68

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

69

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

70

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
71

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

72

SIGNATURES

Emgold Mining Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ David G. Watkinson
David G. Watkinson, Chief Executive Officer

/s/ Grant T. Smith
Grant T. Smith, Chief Financial Officer

DATED:                   May 1, 2017

73