Form 20-F
period 2017-12-31
EMGOLD MINING CORP
filed 2018-04-30
CIK 1199392

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017

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

None
(Title of class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 7,971,206 common shares

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” “emerging growth company” and in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☑
Emerging Growth Company ☐

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Statements contained in this Annual Report on Form 20-F of the Registrant, Emgold Mining Corporation. (“Emgold” or the “Company”), and the exhibits attached hereto that are not historical facts are forward-looking statements within the meaning of U.S. and Canadian securities legislation and the U.S. Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements include, but are not limited to, statements with respect to anticipated results and developments in the Company’s operations, planned exploration and development of the Company’s properties, plans related to the Company’s business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements and forward-looking information are based, in part, on assumptions and factors that may change and are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results, performance or achievements of the Company to differ materially from those expressed or implied by the forward-looking statements and forward-looking information. Some of the important risks, uncertainties and other factors that could affect forward-looking statements and forward-looking information include, but are not limited to, those described further in the sections entitled “ITEM 3. KEY INFORMATION - Risk Factors”, “ITEM 4. INFORMATION ON THE COMPANY - Business Overview”, “ITEM 4. INFORMATION ON THE COMPANY – Principal Property Interests” and “ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS” and in the exhibits attached to this Annual Report on Form 20-F. Should one or more of these risks, uncertainties and other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the Company’s forward-looking statements or forward-looking information. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and information. The forward-looking statements and forward-looking information are based on beliefs, expectations and opinions of the Company’s management on the date of this Annual Report on Form 20-F and speak only as of the date hereof and the Company does not undertake any obligation to publicly update forward-looking statements or forward-looking information contained herein to reflect events or circumstances after the date hereof, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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

CONVERSION FACTORS

Conversion of metric units into imperial equivalents is as follows:

Conversion Factors (Metric and Imperial Units)

Metric units	Multiply by	Imperial units
Hectares	2.471	= acres
Metres	3.281	= feet
Kilometres	0.621	= miles (5,280 feet)
Grams	0.032	= ounces (troy)
Tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

Glossary of Abbreviations

Ag	Silver	Pb	Lead
Au	Gold	Pd	Palladium
Ba	Barium	ppb	Parts per billion
Co	Cobalt	ppm	Parts per million
Cu	Copper	Pt	Platinum
EM	Electromagnetic	S	Sulphur
Fe	Iron	ton	Short ton (2,000 pounds)
gpm	Gallons per minute	tonne	Metric ton (1,000 kilograms – 2,204.62 pounds)
gpt	Grams per tonne	tpd	Tons per day
g/t	Grams per tonne	VLF	Very low frequency electromagnetic geophysical survey
IP	Induced Polarization geophysical survey	VMS	Volcanogenic massive sulphide
Mo	Molybdenum	W	Tungsten
Ni	Nickel
NSR	Net smelter returns royalty
opt	Troy ounce per short ton
oz	Troy ounce

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

The following selected financial data of the Company for Fiscal 2017, Fiscal 2016, and Fiscal 2015, ended December 31st, was derived from the consolidated financial statements of the Company included elsewhere in this 20-F Annual Report. The selected financial data set forth for Fiscal 2014 and Fiscal 2013 ended December 31st are derived from the Company's audited consolidated financial statements, not included herein but can be found in past previously filed Annual Reports. All financial statements were audited by MNP LLP, Chartered Professional Accountants.

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

The financial reporting represents consolidated reporting for Emgold’s 100% subsidiary companies Emgold U.S. Corporation (“Emgold U.S.”) Idaho-Maryland Mining Corporation (“IMMC”), and Golden Bear Ceramics Company (“GBC”). Note that GBC was dissolved in 2016.

The Company has not declared any cash or dividends on its common shares since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Selected Consolidated Statement of Financial Position

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2017	2016	2015	2014	2013
Total assets	850,627	844,180	1,129,450	1,383,981	$1,290,459
Total liabilities	500,132	868,023	941,100	760,678	671,063
Contributed surplus	7,062,781	7,062,781	7,062,781	7,062,781	7,062,781
Share capital	44,035,360	44,035,360	43,975,360	43,935,360	43,687,315
Warrants	686,349	686,349	686,349	686,349	686,349
Deficit	(51,493,995)	(51,808,333)	(51,536,140)	(51,061,187)	(50,817,049)
Equipment and mineral property interests	544,113	594,113	619,113	1,339,231	1,231,071
Assets held for sale	154,452	154,452	490,508	-	-
Shareholders’ equity (deficiency)	350,495	(23,843)	188,350	623,303	619,396
Number of outstanding common shares	7,971,206	7,900,373	7,829,540	7,782,346	7,258,746

Selected Consolidated Statement of Comprehensive Income (Loss)

Amount in conformity with IFRS

(Year End December 31, United States Dollars)

	2017	2016	2015	2014	2013
Revenue	$ -	$ -	$ -	$ -	$ -
Investment and other income	-	-	-	-	-
General and administrative expenses	229,161	218,430	461,152	242,375	508,195
Exploration expenses	38,555	58,700	39,802	43,601	106,529
Income (loss) according to financial statements	314,338	(272,193)	(474,953)	(244,138)	(258,169)
Earnings (Loss) per share – basic and diluted	0.04	(0.03)	(0.06)	(0.00)	(0.00)

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The Company has potential to generate income by advancing its properties through exploration into production, by obtaining royalty or lease income from its properties, or by conducting the sale, joint venture, or other business transactions related to its properties. Because the Company currently has no significant sources of revenue, Emgold must rely on equity investment and the sale of shares to raise funds for exploration and operating costs for the Company. There is no guarantee the Company can generate sufficient revenue to fund exploration activities or operating expenses.

At December 31, 2017, Emgold had working capital deficiency of $469,000, compared to a working capital deficit of $782,000 at December 31, 2016. Working capital is defined as current assets less current liabilities.

Emgold may be unable to obtain the funds necessary to hold or conduct further exploration or permitting activities for its properties.

The Company requires additional funds to complete exploration of its properties and associated permitting and reclamation activities, excluding the Buckskin Rawhide East Property. Currently the Company is reviewing strategies for equity financings, option agreements, joint ventures, mergers, or other business transactions that may be able to carry the Company through the next year of operations and into the future. The Company cannot guarantee the success of any of these transactions. The transactions, if completed, could result in dilution of the Company’s shares.

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

Gold Price

2000 to Present $US

Year	Average Price per ounce (US$)	High Price per ounce (US$)	Low Price per ounce (US$)
2000	279.11	312.70	263.80
2001	271.04	293.25	255.95
2002	309.73	349.30	277.75
2003	363.38	416.25	319.90
2004	409.72	454.20	375.00
2005	444.74	536.50	411.10
2006	603.46	725.00	524.75
2007	695.39	841.10	608.40
2008	871.96	1,011.25	712.50
2009	972.35	1,212.50	810.00
2010	1,224.53	1,421.00	1,058.00
2011	1,571.52	1,895.00	1,319.00
2012	1,668.98	1,791.75	1,540.00
2013	1,411.23	1,693.75	1,195.25
2014	1,266.40	1,385.00	1,142.00
2015	1,160.06	1,295.75	1,049.40
2016	1,250.74	1,366.25	1,077.00
2017	1,257.12	1,346.00	1,150.90

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

The Ability to Manage Growth. Should the Company be successful in its efforts to develop its mineral properties or to raise capital for such development or for the development of other mining ventures it will experience significant growth in operations. If this occurs management anticipates that additional expansion will be required in order to continue development. Any expansion of the Company’s business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations. There can be no assurance that the Company will be effective in retaining its current personnel or attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

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

Cybersecurity Risks. As is typical of modern businesses, the Company is reliant on the continuous and uninterrupted operation of its information technology (“IT”) systems. User access and security of all Company sites and IT systems can be critical elements to its operations, as is cloud security, security of all of the Company’s IT systems, and protection against cyber security incidents. Any IT failure pertaining to availability, access or system security could potentially result in disruption of the activities of the Company and its personnel, and could adversely affect the reputation, operations or financial performance of the Company.

Potential risks to the Company’s IT systems could include unauthorized attempts to extract business sensitive, confidential or personal information, denial of access extortion, corruption of information or disruption of business processes, or by inadvertent or intentional actions by the Company’s employees or vendors. A cybersecurity incident resulting in a security breach or failure to identify a security threat could disrupt business and could result in the loss of sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy or securities laws and regulations, and remediation costs, all of which could materially impact the Company’s business or reputation.

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

The Company’s share price is subject to reductions and downward pressures from significant potential equity dilution. A summary of Emgold’s diluted share capital is as follows: Emgold has 265,000 stock options outstanding (at December 31, 2017), which are exercisable at prices ranging from Cdn $1.00 to $1.50 per share which is above the current market price for the Company’s shares and makes it unlikely that the options will be exercised before expiry and acts as an upside damper on the trading range of Emgold’s shares. At December 31, 2017, there were no warrants exercisable. The resale of outstanding shares from the exercise of dilutive securities would have a depressing effect on the market for Emgold’s shares if there is a significant increase in the Company’s share price. Dilutive securities, based on the trading range of Emgold’s common shares, at December 31, 2017, include no warrants and underlying warrants and the 265,000 stock options above, which collectively represent approximately 3% (2016 - 6%) of Emgold’s issued shares as at December 31, 2017.

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

The Company currently has two operating subsidiaries in the U.S:

1.	On July 29, 1993, the Company incorporated a 100 percent owned Nevada subsidiary company called Emperor Gold (U.S.) Corporation. On January 12, 2004, the Company changed the name of Emperor Gold (U.S.) Corporation to Idaho-Maryland Mining Corporation.
2.	On August 28, 2000, the Company incorporated a 100 percent owned Nevada Subsidiary called Emgold (U.S.) Corporation.

On August 28, 2000, the Company incorporated a Nevada subsidiary called Holly Corporation. Holly Corporation was established as a 100 percent subsidiary of Emgold (U.S.) Corporation. On April 14, 2003, the Company changed the name of Holly Corporation to Golden Bear Ceramics Company. In 2016, the Company dissolved Golden Bear Ceramics Company.

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

Emgold remained interested in the I-M Project and continued to pursue various financing alternatives. In fiscal 2002, the Company renegotiated the terms and conditions of a lease option to purchase agreement with the BET Group for certain property and mineral rights in Grass Valley. Emgold renamed its 100 percent owned Nevada subsidiary company Emperor Gold (U.S.) Corporation to the Idaho-Maryland Mining Corporation (the “IMMC”), to hold and develop the I-M Project. Activities and expenditures related to the I-M Project were completed through this subsidiary.

In 2003, Emgold acquired the licensing rights to a ceramics technology called Ceramext® from Ceramext LLC and changed the name of its 100 percent owned Nevada Corporation subsidiary company, then called Holly Corporation, to Golden Bear Ceramics Company (“GBC”). Emgold recognized the potential application of the Ceramext® hot vacuum extrusion technology for the I-M Project (to eliminate the requirement for surface tailings and waste rock disposal) and as a business opportunity for processing a wide range of mineral waste materials to produce high quality recycled stone and ceramic building materials on a global basis. Emgold initiated work to commercialize the technology and to set up a research and development facility in Grass Valley, CA. GBC subsequently determined that it could produce high quality stone and ceramic building materials from mine development rock and tailings from the I-M Project or other similar operations by using equipment and technology available in the commercial market place. GBC was able to produce prototypes of stone and ceramics building products from a wide variety of siliceous waste materials and raw materials, including mine tailings, fly ash and other waste materials, that would otherwise be disposed of in landfills. Products included high-strength, low-porosity, industrial stone and ceramic building products such as, floor tile, wall tile, and roof tile with potential for additional products to be produced in the future.

In 2005, Emgold commenced permitting of the I-M Project with acceptance of its Permit Applications by the City of Grass Valley, Nevada County, California (the “City”). The I-M Project was being permitted according to the California Environmental Quality Act (“CEQA”), the California Surface Mining and Reclamation Act (“SMARA”), and other applicable federal, state, and local legislation. The City has been designated to be the Lead Agency in the permitting process. The City commenced work to complete the permitting process for the Project, which was divided into three phases: Phase 1 was the Master Environmental Assessment, Phase 2 was the Initial Study and Phase 3 was the Environmental Impact Report. The City subsequently would need to approve a Conditional Use Permit for the I-M Project. Phase 1 and 2 were completed. The I-M Project included a gold mine and mill that would potentially be operated through Idaho-Maryland Mining Corporation and recycled tile manufacturing facility that would be operated through Golden Bear Ceramics Company.

In 2007, the world’s economy started to be negatively impacted by the subprime mortgage crisis which led to the Great Recession. The Toronto Venture Exchange, where Emgold is listed, was severely impacted. In 2008, the Draft Environmental Impact Report was completed for the I-M Project (part of Phase 3 of the permitting process). Due to depressed equity markets, Emgold was unable to raise additional funds to continue the permitting process for the I-M Project.

In December 2009, the Company terminated its licence agreement with Ceramext LLC for the Ceramext® technology. The Company continued, unsuccessfully, to try to raise funds to advance the I-M Project through permitting. In 2011, Emgold’s applications with the City of Grass Valley were “deemed withdrawn” due to inactivity. In 2013, Emgold management allowed the Lease and Option to Purchase Agreement with the BET Group to expire.

In 2016, with continued poor equity markets affecting the junior mining sector, Emgold management made the decision to sell its remaining properties in Grass Valley as real estate and focus on other assets of the Company. GBC was dissolved. The Company began to search for another core asset to replace the I-M Project. In 2017, the Company announced a Letter of Intent to option the Golden Arrow Property, located in Nevada, from Nevada Sunrise Gold Corporation. If successful in completing this acquisition, scheduled to occur in 2018, Golden Arrow would become the new core property for the Company.

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

Emgold also has two additional early stage exploration projects in Nevada called Buckskin Rawhide East and Koegel Rawhide. These properties are located near the Rawhide Mine. To date, Emgold has done limited exploration on these properties but Emgold management believes there is potential for both high grade vein and bulk disseminated mineralization similar in nature to Denton Rawhide Mine.

Emgold has two early-stage mineral exploration projects in British Columbia that contain gold, silver, molybdenum, tungsten, and other mineralization. These properties have been drilled by a number of companies over the years, with further work being completed by Emgold since their acquisition. The properties have potential for high grade vein, breccia pipe, porphyry, and other styles of mineralization.

Emgold management is currently evaluating a number of properties that are available in the current poor equity markets with the goal acquiring one or more advanced stage exploration properties, subject to obtaining the necessary financing to acquire and advance any acquisitions. On 18 July 2017, the Company announced it had signed a Letter of Intent to acquire the Golden Arrow Property in Nevada from Nevada Sunrise Gold Corporation. Acquisition of an initial 51 percent interest in this property is scheduled to occur in 2018, subject to meeting regulatory requirements and obtaining the necessary financing.

The Golden Arrow Property is an advanced-stage exploration property with a comprehensive exploration database including geochemical sampling, geophysics, and over 190,000 feet of reverse circulation and diamond core drilling. On May 11, 2016, Nevada Sunrise obtained approval of a Plan of Operations (the "Plan") and an Environmental Assessment (the "EA") for the Golden Arrow Property from the U.S. Bureau of Land Management (the "BLM"). The Plan and EA contemplate approximately 240,000 feet (73,170 metres) of drilling in up to 240 holes to explore for new areas of gold mineralization on 1,500 acres of the property and to potentially expand the known gold resources. Having the Plan and EA already in place will allow Emgold to move forward quickly with a major drilling program on the Golden Arrow Property once it has secured the necessary funding.

To date, two main exploration targets have been drilled on the Golden Arrow Property focusing on bulk disseminated mineralization – the Gold Coin and Hidden Hill deposits. Numerous other exploration targets have been identified for exploration. Emgold management believes there is potential to expand both the Hidden Hill and Gold Coin resources and for discovery of other bulk disseminated mineralization on the Golden Arrow Property. In addition, historic underground mine workings lie along the Page Fault and other structures on the Golden Arrow Property that have been subject to very limited modern exploration, if any, to evaluate their potential. Emgold management believes these structures have potential for high grade vein mineralization (i.e. mineralization greater than 0.1 opt gold equivalent).

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

Idaho-Maryland Mining Corporation

For many years, the Company, through its 100% owned Nevada registered subsidiary Idaho-Maryland Mining Corporation, was seeking to reopen the historical Idaho-Maryland Mine (also referred to in this Annual Report as “I-M Project”), in accordance with all applicable federal, state, and local laws and regulations. The Company formally applied to the City of Grass Valley (“City”) for a Conditional Mining Use Permit (“CMUP”) on February 9, 2005, and the Project Applications were received as substantially complete on May 24, 2005. The City completed Phase 1 of the permitting process with the completion of a Master Environmental Assessment (“MEA”) in June 2006 and Phase 2 with the completion of an Initial Study (“IS”) on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

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

The Company’s 2011 Revised Project Application was accepted by the City in May 2011. The City then completed a competitive bid process in November 2011 and elected to retain a new consultant to complete the EIR process. With a budget, scope, and schedule now available to complete Phase 3 of the permitting process, the Company attempted to raise the equity funds necessary to complete Phase 3 of the permitting process. With worsening equity markets resulting from the Great Recession and economic instability on a world-wide basis, the Company was unable to raise the fund necessary to move forward with the permitting process. On 07 September 2012, Emgold put out a press release that the City had deemed its applications “withdrawn” due to lack of activity.

The Company had a mining lease and option to purchase agreement (the “BET Agreement”) for the I-M Project that was originally signed in 2003 and had a five-year term. The BET Agreement covers the lease and purchase of approximately 2,750 acres of mineral rights and 91 acres of surface rights associated with the Idaho-Maryland Project. The BET Agreement had been extended three times, with the last extension from February 1, 2011, for an additional two years to February 1, 2013. On February 1, 2013, the BET Agreement expired, as announced by press release dated 01 February, 2013.

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

Emgold management is searching for acquisition opportunities, primarily in Nevada, to replace the I-M Project. In 2017, Emgold announced that it has signed a Letter of Intent to option and acquire a majority interest in the Golden Arrow Property, Nevada from Nevada Sunrise Gold Corporation. Should financing be obtained and such an acquisition be made, IMMC may be used as a subsidiary to hold this acquisition and the subsidiary would likely undergo a name change.

Emgold (US) Corporation

Emgold (US) Corporation is a 100% owned Nevada registered subsidiary of Emgold Mining Corporation. It holds Emgold’s current Nevada properties as assets including the Buckskin Rawhide East, Buckskin Rawhide West, and Keogel Rawhide Properties.

Golden Bear Ceramics Company

Emgold, through its formerly 100% owned Nevada registered Golden Bears Ceramics Company (“GBC”), had developed a recycling technology because of its potential to provide a tailings management strategy for the I-M Project while contributing a significant revenue stream to the mine. The Company believed there was a global business opportunity to process a wide range of siliceous waste and naturally occurring materials to produce high quality recycled stone and ceramic building materials (floor tile, wall tile, roof tile, etc.).

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

In 2016, Emgold made the decision to write off its investment in GBC and dissolve the subsidiary to allow the Company to focus on its other assets.

C.	Organizational Structure

At the commencement of 2017, the Company had two direct and indirect wholly owned subsidiaries, Idaho-Maryland Mining Corporation (formerly Emperor Gold (U.S.) Corp.) and Emgold (U.S.) Corporation (“Emgold US”), all incorporated in the State of Nevada. Unless the context otherwise requires, references herein to the “Company” or “Emgold” include the subsidiaries of the Company.

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

Buckskin Rawhide East Property, Nevada

Property Location and Geology

The Buckskin Rawhide East Property is adjacent to the Rawhide Mining LLC’s operating Rawhide Mine about 40 miles southeast of Fallon, Nevada. The Rawhide Mine was owned and operated by Kennecott Minerals Company (“Kennecott”) from 1988 to 2009. In 2010, it was acquired by RMC. They continued to produce gold from historic heap leach pads remaining after Kennecott ceased mining activity in 2003 due to low metal prices. In 2012, RMC resumed mining activities at Rawhide Mine to take advantage of today’s high metal prices. Historically, the Rawhide Mine is reported to have produced 1.7 million ounces of gold and 14.1 million ounces of silver from 1990 to 2014 (Nevada Bureau of Mines and Geology Special Publication MI-2014). The Rawhide Mine abuts the Buckskin Rawhide East Property on the east and south.

The Buckskin Rawhide East Property is also adjacent to the Regent Property. The Regent Property was acquired by RMC in 2012 from Pilot Gold Corporation. The Regent Property was previously explored and drilled by Kennecott in the 1990’s and by Pilot in 2011. The Regent Property abuts the Buckskin Rawhide East Property on the north and on the west. RMC is currently completing an Environmental Impact Statement to bring a deposit located on the Regent Property into production as a satellite operation of Rawhide Mine.

The Buckskin Rawhide East Property is a volcanic-hosted, structurally controlled, epithermal gold-silver target situated in the Walker Lane gold belt of western Nevada. The Walker Lane is a regional shear zone and known gold trend that has hosted large and small historic and recent gold-silver mines in western Nevada, including mines of the Comstock Lode, Tonopah District and Rawhide District. From 1981 through 2009, mines located in Mineral County that were situated in the Walker Lane gold trend have produced 2,800,448 ounces of gold and 56,112,442 ounces of silver (Muntean, 2010). The Property has potential for both high grade gold and silver vein targets and low-grade bulk disseminated gold and silver targets.

Property Ownership

The Buckskin Rawhide East Property consists of 52 unpatented mineral claims. Forty-six of the claims were originally part of a Lease and Option to Purchase Agreement with Nevada Sunrise LLC that was signed by the Company in 2010. Emgold subsequently staked six additional claims in 2011. In 2012, Emgold signed an Option Agreement to acquire 100% interest in the 46 claims that were part of the Lease and Option to Purchase Agreement and subsequently acquired them through a series of transactions with the underlying property owners between 2012 and 2014. In 2014, Emgold leased the 52 claims making up the Buckskin Rawhide East Property to RMC. The main terms of the lease agreement are:

1.	The Lease Term is 20 years (start date of 01 June 2013).
2.	Advance royalty payments will be $10,000 per year, paid by RMC to Emgold, with the first payment due at signing and subsequent payments due on the anniversary of the Lease Agreement.
3.	During the Lease Term, RMC will make all underlying claim fees to keep the claims in good standing.
4.	RMC will conduct a minimum of US$250,000 in exploration activities by the end of Year 1.
5.	RMC will conduct an additional minimum of US$250,000 in exploration activities by the end of Year 3, for a total of US$500,000 in exploration activities by the end of Year 3.
6.	RMC will have the option of earning a 100% interest in the Property by bringing it into commercial production.
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

Under the terms of the lease agreement, RMC was required complete $500,000 in exploration related expenditures on the property by 31 May 2016. As of that date, $325,000 in exploration related expenditures had been completed by RMC. On 01 June 2016, Emgold announced that Emgold and RMC had mutually agreed to amend the original lease agreement and that RMC would pay Emgold the remaining $175,000 in exploration related expenditures as cash payments to Emgold, in seven quarterly payments of $25,000, starting on 01 June 2016. These payments were completed in 2017.

Exploration Activity

The Buckskin Rawhide East Property was previously explored and drilled by Kennecott Minerals. Historic RC drilling on the property in the 1980’s and 1990’s totalled 113 holes and 53,370 feet. Results indicated the potential for high grade mineralized gold/silver veins and bulk minable disseminated gold/silver zones.

In 2010, Emgold completed rock chip sampling and grab sampling of the Black Eagle vein area of the Buckskin Rawhide Property. Sampling results were announced in Emgold’s January 12, 2011 news release and included very high-grade chip samples, including the best sample averaging 9.00 ounces per ton gold and 17.58 ounces per ton silver. A high-grade mineralized shoot was delineated in the Black eagle vein, about 300 feet in strike length.

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

In 2013, RMC conducted exploration drilling on the Buckskin Rawhide East Property (22 holes totalling 7,100 feet).

Buckskin Rawhide West Property, Nevada

Property Location and Geology

The Buckskin Rawhide West Property is an early stage gold/silver exploration property located west of the Buckskin Rawhide East Property and Rawhide Mine, and south of the Regent Property. The Buckskin Rawhide West Property is situated within the Walker Lane structural zone and gold belt of western Nevada. The Walker Lane is a regional shear zone of right lateral strike slip faulting and a known gold trend that hosts large and small historic and currently operating gold-silver mines, including mines of the Comstock Lode, Tonopah Mining District and Rawhide Mining District.

The geology and mineralization on the Property are associated with lithologic units and structures of the Rawhide volcanic centre, as well as structures from the Walker Lane and Basin and Range. The Property has potential for both high grade gold and silver vein targets and low-grade bulk disseminated gold and silver targets.

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

Exploration Activity

Minimal exploration has been done on the Property to date and the acquisition of the Property was initially done because of its strategic location to the Rawhide Mine, the Regent Property, and the Buckskin Rawhide East Property.

Koegel Rawhide Property, Nevada

Property Location and Geology

The Koegel Rawhide Property is an early stage gold/silver exploration property located about four miles south of the Denton Rawhide Mine, a gold/silver mine that is owned and operated by Rawhide Mining LLC. The Property has potential for both high grade gold and silver vein targets and low-grade bulk disseminated gold and silver targets.

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

In 27 February and 28 March 2012 press releases, Emgold announced results of due diligence soil and rock chip sampling and analysis of historic soil and rock chip sampling at Koegel Rawhide. The Company identified a high-grade vein target called T-10 with this sampling. Potential exists for both high grade vein and bulk disseminated gold and silver targets on the Property.

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

Exploration Activity

The Stewart Property has been subject to an exploration activity by numerous companies over the years, many focusing on different metals. In 2001 Emgold conducted soil geochemistry sampling to verify prior historic work. In 2003 Emgold added airborne geophysics (magnetics, resistivity, and electromagnetics). In 2004, Emgold completed a 6 hole drill program (1530 meters or 5,108 feet) in the Craigtown Creek Gold Zone, resulting in several gold intersections. In 2005 Emgold completed a 5-hole diamond drill program (404.5 meters or 1,327 feet) in the Stewart Moly Zone, including twinning of historic holes. Both high grade and low-grade molybdenum mineralization was intersected. In 2007, Emgold completed 28 trenches and 30 diamond drill holes (3,338 meters or 10,950 feet of drilling) focused on the Arrow Tungsten Zone. Both high and low-grade tungsten mineralization was encountered. In 2011, The Company drilled 19 diamond drill holes (2,526 meters or 8,287 feet) focussed on the Stewart Moly Zone. The drilling focused on the Stewart Moly Zone with the goal of defining and expanding the Zone. Both high grade and low-grade molybdenum mineralization was identified, with the presence of potential by-product metals gold and rhenium.

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

The property is held until 2023 without any additional work requirements.

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

The property is held until 2023 without any additional work requirements.

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

Exploration and Permitting Activity

The Company originally leased properties that made up the core of the I-M Project from the BET Group in 1993. The Company completed engineering and technical work, baseline studies and an Environmental Impact Report in 1996 and obtained Conditional Mine Use Permit (“CMUP”) and National Pollution Discharge Elimination System (“NPDES”) Permit to dewater and explore the mine in 1997. Unfortunately, the BRE-X fiasco impacted the mining industry in 1997 and subsequently many world banks sold of their gold reserves driving the price of gold below $300 per ounce. Financing opportunity collapsed for the junior mining industry and Emgold was forced to abandon the Idaho-Maryland Project.

In 2003, Emgold re-leased the core properties of the I-M Project from the BET Group. The Company formally applied to the City of Grass Valley (“City”) for a new CMUP on February 9, 2005, and the Project Applications were received as substantially complete on May 24, 2005. Following this, the City completed Phase 1 of the permitting process with completion of a Master Environmental Assessment (“MEA”) in June 2006. Phase 2, the Initial Study (“IS”), was completed on January 8, 2008. The Company then made modifications and clarifications and completed a 2007 Revised Project Applications, which was accepted by the City in May 2007.

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

Exploration Expenditures

Cash Expenditures

Emgold’s principal cash capital expenditures (there have been no material divestitures) over the last three fiscal years ended December 31 are as follows:

i) Amounts Deferred (capitalized or invested)

Emgold Principal Capital Expenditures (3 Year)

Year	Mineral Property Interests (Cumulative)	Equipment (Cumulative)
2017	544,113	-
2016	594,113	-
2015	619,113	610

ii) Amounts expensed

Exploration expenses in the last three fiscal years ended December 31 are as follows:

Emgold Exploration Expenses (3 Years)

Year	Idaho-Maryland	BC Properties	Other Prospects	Nevada Properties	Total
2017	$16,961	$-	$12,055	$9,539	$38,555
2016	$49,161	$-	$-	$9,539	$58,700
2015	$30,332	$-	$-	$9,470	$39,802

No Golden Bear costs were expensed in any of the last three fiscal years.

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the years ended December 31, 2017, 2016, and 2015, and the related notes thereto. Our consolidated financial statements as of and for the years ended December 31, 2017, 2016, and 2015 have been prepared in conformity with IFRS.

Overview

Emgold is a mineral exploration company with no producing properties and consequently has no current operating income or cash flow. All of Emgold’s short to medium-term operating and exploration cash flow must be derived from external financing. Emgold expects to raise additional financing to continue advancing its current exploration properties and acquire additional assets

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses. These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable, under the circumstances, and require judgment on matters that are inherently uncertain. A summary of the Company’s significant accounting policies is set out in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2017, 2016, and 2015.

Recent accounting pronouncements

A summary of recent accounting pronouncements issued which may affect the Company in the future is set out in Note 6 of the Company’s consolidated financial statements for the year ended December 31, 2017, 2016, and 2015.

A.	Operating Results

Year Ended December 31, 2017 (“fiscal 2017”) Compared to Year Ended December 31, 2016 (“fiscal 2016”)

Emgold’s income in fiscal 2017 was $314,338 or an earnings per share of $0.04 compared to a loss of $272,193 or a loss per share of $0.03 in fiscal 2016. This includes $38,555 in exploration costs incurred in fiscal 2017, compared to $58,700 incurred in fiscal 2016. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Management and consulting fees increased to $128,000 in fiscal 2017 from $117,000 in fiscal 2016, due the Company’s increased focus on corporate development.

Professional fees decreased to $28,000 in fiscal 2017 from $39,000 in fiscal 2016, due to less activity in the Company affecting the professional cost of compliance.

Listing fees increased to $22,000 in fiscal 2017 from $15,000 in fiscal 2016, due to fees relating to the share consolidation that occurred during the year.

The Company had a gain of $588,000 on the write off of related party debt, as the CEO forgave his outstanding salary payable.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project decreased to $16,961 in fiscal 2017 from $49,161 in fiscal 2016.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties was $9,539 in fiscal 2017, $9,539 in fiscal 2016.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties were $nil in fiscal 2017, $nil in fiscal 2016.

Exploration expenses – general property search

Exploration expenditures for general property searches were $12,055 in fiscal 2017, and $nil in fiscal 2016.

Year Ended December 31, 2016 (“fiscal 2016”) Compared to Year Ended December 31, 2015 (“fiscal 2015”)

Emgold’s loss in fiscal 2016 was $272,193 or a loss per share of $0.03, compared to a loss of $474,953 or a loss per share of $0.06 in fiscal 2015. This includes $58,700 in exploration costs incurred in fiscal 2016, compared to $39,802 incurred in fiscal 2015. Emgold’s accounting policy is to expense exploration costs until the Company reaches the development stage on its mineral property interests.

Impairment of mineral properties of $257,942 was booked in fiscal 2015 due to the Company having no current exploration plans for the two properties in British Columbia.

Management and consulting fees decreased to $117,000 in fiscal 2016 from $125,000 in fiscal 2015, due to the Company taking specific actions to reduce these fees.

Exploration expenses – Idaho-Maryland Project:

Direct exploration expenditures on the I-M Project increased to $49,161 in fiscal 2016 from $30,332 in fiscal 2015.

Exploration expenses – Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties, Nevada

Exploration expenditures on the Buckskin Rawhide East, Buckskin Rawhide West, and Koegel Rawhide Properties was $9,539 in fiscal 2016, and $9,470 in fiscal 2015.

Exploration expenses - British Columbia Properties

Exploration expenditures on the Stewart and Rozan Properties were $nil in fiscal 2016 and 2015.

B.	Liquidity and Capital Resources

Financial Conditions for year ended December 31, 2017

Historically, the Company’s primary source of funding is and has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common shares pursuant to private placement financings and the exercise of warrants and options.

The current market conditions, the challenging and inhospitable funding environment and the low price of the Company’s common shares make it difficult to raise funds through private placements of shares. In addition, the Company must endeavour to minimize dilution to existing shareholders. There is no assurance that the Company will be successful with any financing ventures. Please refer to Item 3 – Key Information – section D - Risk Factors in this document.

At December 31, 2017, the Company had a working capital deficiency of $469,000 defined as current assets less current liabilities, compared with working capital deficiency of $782,000 at December 31, 2016. The Company’s consolidated financial statements were prepared using International Financial Reporting Standards applicable to a going concern. Several adverse conditions cast substantial doubt on the validity of this assumption – see “Going Concern” disclosure below. When the Company has unused cash, it primarily invests its unused cash in guaranteed investment certificates which are redeemable in full after 30 days with interest or in treasury bills. There have been no investments in commercial paper. Where the initial term of the guaranteed investment certificate is greater than 90 days it is recorded as a short-term investment.

Operations for the year ended December 31, 2017, have been funded primarily from sale of real estate holdings in Grass Valley, lease and advance royalty payments from Rawhide Mining LLC, and loans from related parties.

Potential Restrictions on Transfer of Funds by Subsidiaries

The Company had two subsidiaries at the beginning of 2017, all of which were Nevada incorporated corporations. There are no currency restrictions on transfer of funds from the United States to Canada.

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

Investing Activities

As at December 31, 2017, Emgold has capitalized $544,113 (2016 – $594,113; 2015 – $619,113) representing costs associated with the acquisition of its mineral property interests in Nevada and British Columbia.

In 2015, Emgold has listed its land in California for sale. Under IFRS 5, the Company classified the mineral property in California, in the amount of $490,508 as held for sale as at December 31, 2015. On March 15, 2016, the Company sold one property with 27 acres of land for the gross amount of $350,000; cost of the property was $336,056.

Capital Resources

At December 31, 2017, Emgold’s working capital, defined as current assets less current liabilities, was a deficit of $469,000, compared to a working capital deficiency of $782,000 in 2016 and $931,000 in fiscal 2015. The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations, and will have to cease operations, if it is unable to raise funds for general corporate maintenance.

Additional financing will be required in fiscal 2017 in order for the Company or its projects to move forward. The Company currently does not have sufficient working capital for the next full year of operations and will therefore need to raise additional capital to continue operations, as it currently has no source of revenue. Such financing may be achieved through the sale or option of exploration properties, sale of real estate in Grass Valley, exercise of share purchase warrants, and through the issuance of common shares or other forms of financing.

Share Capital

2017

At December 31, 2017 the Company had 7,971,206 (2016 – 7,900,373) common shares issued and outstanding. Subsequent to 31 December 2017, the Company issued 428,572 common shares increasing the fully diluted amount to 8,399,778.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance.

2016

At December 31, 2016 the Company had 7,900,373 (2015 – 7,829,540) common shares issued and outstanding. Subsequent to 31 December 2016, the Company issued 70,833 common shares increasing the fully diluted amount to 7,971,206.

The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations. Currently, the Company does not have sufficient working capital to carry on planned operations and will have to cease operations if it is unable to raise funds for general corporate maintenance. On 17 February 2016, the Company issued 70,833 common shares in connection with its previously signed mineral property agreements with a contract value of $60,000.

2015

On April 20, 2015, the Company issued 47,222 common shares in connection with its previously signed mineral property agreements with a contract value of $40,000.

The securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an available exemption from the registration requirements.

Options and Warrants

2017

As at December 31, 2017, the Company had no warrants outstanding.

2016

During the year ended December 31, 2016, a total of 250,000 warrants expired, with an average exercise price of Cdn $1.00.

2015

During the year ended December 31, 2015, a total of 196,666 options expired, with an average exercise price of Cdn $1.60.

During the year ended December 31, 2015, a total of 566,358 warrants expired, with an average price of Cdn $1.90.

Financing Activities

2017

No financing activity was completed in 2017. Further financing will be required for corporate overhead costs, advancing the Company’s exploration properties, or for acquisitions. The Company is evaluating various financing options including equity financing, joint ventures, mergers, sale of assets, and other business transactions for the above.

2016 and 2015

No financing activity was completed in 2016 and 2015.

Going Concern

At December 31, 2017, the company has a working capital deficit and substantial additional financing will be required for both corporate overhead and to advance the Company’s exploration and development properties. Executive salaries are being deferred voluntarily, together with Board remuneration and management and consulting fees, until such time as new financing is available.

The need to raise working capital directly impacts the ability of the Company to undertake planned exploration programs. Sufficient work has been undertaken on all of the Company’s current mineral property interests in Canada to hold the properties until 2023. The Company has optioned its Buckskin Rawhide East Property to RMC who are currently covering its holding costs as part of the lease agreement. The Buckskin Rawhide West and Koegel Rawhide Properties can be held in the short term by payment of case or the issuance of shares, at the election of the Lessor.

If the Company is unable to perform additional exploration work in future years or with exploration partners, it may be necessary to write-down additional mineral property interests in future periods, and there is substantial doubt as to the Company’s ability to continue as a going concern, without raising equity fund or completing some form of joint venture. If additional working capital is not raised, the Company might have to terminate its lease on the Buckskin Rawhide West Property in Nevada or the Koegel Rawhide Property in Nevada.

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

In 2017, the Company completed a 10:1 share consolidation in an effort to attract new equity investment. In addition, the Company announced a Letter of Intent to option an advanced stage exploration property called Golden Arrow from Nevada Sunrise Gold Corporation to obtain a new core asset to replace the I-M Project. The Golden Arrow Property is located in Nevada and has synergy with Emgold’s other existing properties in Nevada.

The consolidated financial statements do not include any adjustments to the recoverability and classification of recorded assets, or the amounts of, and classification of liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

Plans for 2018

The Company continues to focus financing activities for both corporate overhead and to advance its exploration and development properties. It is estimated that the Company requires on average about $20,000 per month to support its corporate overhead and hold its existing properties. The Company’s priority in 2018, due to continuing poor equity markets, is to raise sufficient capital to support its overhead costs and hold its properties, until equity markets improve. If additional funds can be raised, it will advance its properties as those funds allow.

The Company will evaluate potential business transactions including equity financings, joint ventures, mergers, sale of assets, and other business transactions that will generate funds to support the Company. Currently plans are to option the Golden Arrow Property from Nevada Sunrise Gold Corporation. The Golden Arrow Property will replace the I-M Project as Emgold’s core asset. Completion of the option agreement is subject to regulatory approval and financing.

Should the Company not obtain sufficient financing to continue operations, the Company might elect to drop its leases on the Buckskin Rawhide West and Keogel Rawhide Properties. Should the company not obtain regulatory approval or sufficient financing to continue operations, the option of the Golden Arrow Property would not be completed.

Contractual Obligations in 2018

The Company signed a promissory note with David Watkinson whereby he advanced $25,000 to the Company. The promissory note bears interest at a rate of 1% per month, 12% per annum. Interest shall be payable monthly in arrears on the last business day of each calendar month commencing the first full month after the date of the advance.

See Item 5.F. for a table of contractual obligations at December 31, 2017.

C.	Research and development, patents and licenses

Not applicable

D.	Trend information

Gold Prices

As a natural resource exploration company, Emgold’s activities are cyclical as metals prices have traditionally been cyclical in nature. The recent trend for metals prices has been somewhat volatile for gold and silver. From a historical perspective Emgold has strategically focused its exploration activities on potential gold-based prospects. The mineral exploration industry had been through a very difficult period with low prices (in relation to operating costs) for both precious and base metals over the period from 1999 to 2004 and again from 2011 to present. The lack of interest in minerals over these periods led to low market capitalizations for many exploration companies and large corporations found it was easier to expand by purchasing companies or mines rather than exploring for them. This led to downsizing of large company exploration departments and many mining industry professionals left the industry. As a result of these trends, there are fewer good gold and silver projects in the exploration and development stages and a significant shortage of experienced engineers and geoscientists in the mining industry. With improving metal prices and increasing demand, especially from Asia, supply difficulties may occur in the future and there is a discernible need for good exploration projects based on sound geological work.

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

F.	Tabular disclosure of contractual obligations

The following table summarizes the Company’s short-term and long-term obligations as at December 31, 2017:

Emgold Short-Term and Long-Term Obligations ($US)

	January 1, 2017, to December 31, 2017	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years	Total (to 5 years)
Accounts payable and accrued liabilities, including related parties	$500,132	$868,023	$-	$-	$-	$-	$868,023

Safe Harbour

See above – “Cautionary Statement Regarding Forward-Looking Information.”

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table lists the directors and senior management of the Company. The directors have served in their respective capacities since their election and/or appointment and will serve until the next annual general meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of the Company.

Senior Officers and Directors of Emgold

Name and Position	Other Principal Directorships	Shares Beneficially Owned as at December 31, 2017	% Of Issued And Outstanding	Principal Business Activities Outside the Company

William J. Witte, – Independent Director	None	5,750	0.07%	Businessman and Mining Consultant

David Watkinson, President and Chief Executive Officer and Director	Northaven Resource Corporation	85,000	1.01%	None

Andrew MacRitchie, Independent Director	None	37,000	0.46%	CFO, Helio Resources CFO, CFO, Skeena Resources Limited, CFO, EROS Resources Corp

Allen Leschert, Non-Executive Chairman of the Board, Independent Director	Northaven Resource Corp.	NIL	0.00%	President, Armex Mining Corp.

Grant T. Smith Chief Financial Officer	N/A	NIL	0.00%	Senior Partner, Clearline Chartered Accountants

David Watkinson, P. Eng., President and CEO, brings over 33 years of professional engineering experience in underground and open pit mine development, including mine permitting, engineering, feasibility, construction, and operations to Emgold. In addition, he has extensive experience in project management, having taken projects from grass roots start-up to successful operating status. Mr. Watkinson has been responsible for management of large capital projects and operations in Canada, the United States and the Philippines. He has held progressively senior positions with Placer Dome Inc., Kinross Gold Corporation, Thyssen Mining Construction and Vulcan Materials Company. Mr. Watkinson holds a B.Sc. in Applied Science, Mining Engineering, from Queen's University in Kingston, Ontario (1985) and is a Registered Professional Engineer in the Province of Ontario. Mr. Watkinson joined Emgold on June 22, 2006 and served of V.P. of Operation for Idaho-Maryland Mining Corporation. He was subsequently appointed as a director and President and Chief Operating Officer of Emgold on July 25, 2007, and President of the Company on October 16, 2007. In May 2010, Mr. Watkinson was appointed as President and Chief Executive Officer, merging the Chief Operating Officer and Chief Executive Officer positions. Mr. Watkinson is President of two non-profit organizations in California, Sierrans for Responsible Resource Development and Sierrans for Responsible Resource Development Charitable Fund.

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

William (Bill) J. Witte, Independent Director, has been an officer and director of the Company since June 1999. From 1995 to joining the Company in 1999, Mr. Witte was self-employed. From 1992 to 1995 he was an engineering manager and project manager, with Fluor Daniel Wright Inc. Mr. Witte has more than 40 years of mining, engineering, business, and entrepreneurial experience. He holds degrees in both Civil (University of Nevada, Reno 1976) and Mechanical Engineering (University of Arizona 1978), and is a registered Professional Engineer in the Province of British Columbia. His mining and engineering experience covers not only all aspects of mine exploration, process research and development, and operations, but also engineering, construction and corporate management. Mr. Witte has been responsible for various aspects of the financing, construction, design and operation of over 200 mining and technology projects around the world. Mr. Witte served as President or Chief Executive Officer of the Company from July 24, 2002 until August 1, 2007.

Andrew MacRitchie, Independent Director, has over 16 years of experience in various mineral exploration finance and accounting roles. Since 2016, Andrew has been Chief Financial Officer for Skeena Resources, an exploration company with projects in British Columbia. Since 2016, he has been Chief Financial Officer of Eros Resources, an exploration company with properties in Saskatchewan and Nevada. Since 2007, Mr. MacRitchie has been Chief Financial Officer of Helio Resource Corp., a gold exploration company with projects located in Africa. Between 2003 and 2007 he worked for Quorum Management Services as Corporate Controller. Quorum provided accounting services for a group of exploration stage companies (including Emgold) with gold, silver, and base-metal projects located in North and South America. Mr. MacRitchie holds a B.Sc. Honors degree from the University of British Columbia and received his Chartered Professional Accountant designation in 2003 while articling with PricewaterhouseCoopers. Mr. MacRitchie became an Independent Director of the Company on May 22, 2012.

Allen Leschert, Non-Executive Chairman of the Board and Independent Director, is a senior member of the securities bar in Vancouver B.C. with over 31 years of experience with public mining and exploration companies. He has pioneered a number of unique public company financing and transaction structures and has handled numerous public mining transactions, listings, joint ventures, financings, corporate takeovers, mergers and acquisitions in Canada and internationally. He is President of Armex Mining Corp. (a private B.C. based company) He holds an LLB from the University of Victoria and a B.Com. (with distinction) from the University of Alberta. Mr. Leschert became an Independent Director of the Company on August 21, 2013. He was subsequently appointed Non-Executive Chairman of the Board on November 27, 2013.

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

Compensation of Executive Officers

“Named Executive Officer” (“NEO”) means each of the following individuals:

(a) a Chief Executive Officer (“CEO”) or one who acted in a capacity similar to a chief executive officer, for any part of the financial year ended December 31, 2017;

(b) a Chief Financial Officer (“CFO”) or one who acted in a capacity similar to a chief financial officer, for any part of the financial year ended December 31, 2017;

(c) each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d) each individual who would be a NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, as at the financial year ended December 31, 2017.

The Company has three Named Executive Officers. The following disclosure sets out the compensation that the Board intended to pay, make payable, award, grant give or otherwise provide to each NEO and director for the financial year ended December 31, 2017.

Compensation Discussion and Analysis

Compensation of Directors and NEOs

The Company’s Corporate Governance and Compensation Committee (“CGCC”) has responsibility for reviewing compensation for the Company’s directors and senior management.

The independent directors are encouraged to meet at any time they consider necessary without any members of management including the non-independent directors being present. The Company's auditors, legal counsel and employees may be invited to attend. The independent directors exercise their responsibilities for independent oversight of management through a strong CGCC. The Board has appointed Allen Leschert as Chairman of the Corporate Governance and Compensation Committee to assist the Board in being effective, cohesive and independent from management.

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

The purpose of the Plan is to allow the Company to grant options to Directors, officers, employees and consultants, as an incentive for performance, and as an opportunity to participate in the success of the Company. The granting of such options is intended to align the interests of such persons with that of the shareholders. Options will be exercisable over periods of up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company’s Shares prevailing on the day that the option is granted less a discount of up to 25%, the amount of the discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may from time to time authorize the issue of options to Directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The Plan contains no vesting requirements but permits the Board of Directors to specify a vesting schedule in its discretion. The Plan provides that if a change of control, as defined therein, occurs, all shares subject to option shall immediately become vested and may thereupon be exercised in whole or in part by the option holder.

At December 31, 2017, a total of 797,121(2016 – 7,900,401) shares of Emgold were reserved for share incentive options to be granted at the discretion of Emgold’s board of directors to eligible optionees (the “Optionees”), of which 265,000 (2016 – 500,000) were outstanding under the plan at December 31, 2017.

During the year ended December 31, 2017, 200,000 stock options expired (2016 – nil options expired), and 35,000 options were forfeited (2016 - nil options forfeited).

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

Summary Compensation Table

The compensation paid to the NEOs during the Company’s most recently completed financial year ended December 31, 2017, is as set out below:

Compensation Paid to Emgold NEOs

Name and principal position held during fiscal 2014	Year	Salary (1) ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation(3) ($)		Pension value ($)	All other compensation (2) ($)	Total compensation (3) ($)
					Annual incentive plans	Long-term incentive plans
David G. Watkinson(5) President & CEO	2017 2016 2015	94,279 92,500 92,500	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	94,279 92,500 92,500
Grant T. Smith(6) CFO	2017 2016 2015	27,760 27,668 28,153	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	NIL NIL NIL	27,760 27,668 28,153

Notes:

(1)	Includes the dollar value of cash and non-cash base salary earned during a financial year covered.	(1)
(2)	Includes any health, dental, parking, group plan insurance benefits and professional fees paid by the Company on behalf of the NEOs.	(2)
(3)	These amounts include all amounts set out in table from for each NEO.	(3)
(4)	Of the total salary for 2017, $94,279 was accrued to David G. Watkinson for services as President and CEO for the year ended December 31, 2017 and was unpaid at December 31, 2017.	(4)
(5)	Appointment as CFO became effective September 1, 2012. Management fees were paid directly to Clearline Chartered Professional Accountants, a company of which Grant T. Smith is a director.	(5)

As part of its annual work plan, the CGCC reviews, among other things, executive compensation and makes appropriate recommendations to the Board regarding such compensation.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The following table sets out all share-based awards and option-based awards outstanding as at the financial year ended December 31, 2017, for each NEO:

Share and Option Based Awards for NEOs

Name	Option-based Awards				Share-based Awards (2)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
David G. Watkinson	70,000	1.00	11-Oct-2018	NIL	N/A	N/A
	75,000	1.50	07-May-2017	NIL
Grant T. Smith	35,000	1.00	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	On December 31, 2017, the closing market price of the Company’s shares on the TSX Venture Exchange was Cdn$0.17 per share.
(2)	The Company does not have Incentive Plan Awards other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2017, for each NEO:

Incentive Plan Awards for NEOs

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year (1) ($)
David G. Watkinson	NIL	NIL	N/A
Grant T. Smith	NIL	NIL	N/A

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

Directors’ fees totalling $nil (2016 – $nil) were paid or are accrued and payable to three independent directors of the Company.

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

Outstanding Share-based Awards and Option-based Awards

The following table sets out all option-based awards outstanding as at the financial year ended December 31, 2017, for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards for Directors Who are Not NEOs

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options (1) ($)	Number of shares or units of shares that have not vested (2) (#)	Market or payout value of share-based awards that have not vested (2) ($)
William J. Witte	35,000	1.00	11-Oct-2018	NIL	N/A	N/A
	20,000	1.50	07-May-2017	NIL
Andrew MacRitchie	35,000	1.00	11-Oct-2018	NIL	N/A	N/A
	20,000	1.50	22-May-2017	NIL
Allen Leschert	35,000	1.00	11-Oct-2018	NIL	N/A	N/A

Notes:

(1)	The closing market price of the Company’s shares on the TSX Venture Exchange was $0.17 per share on December 31, 2017.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plans (value vested or earned) during the financial year ended December 31, 2017 for each director, excluding a director who is already set out in disclosure for a NEO for the Company:

Option and Share Based Awards Vested for Directors Who are Not NEOs

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year(2) ($)	Non-equity incentive plan compensation – Value earned during the year (2) ($)
William J. Witte	NIL	NIL	N/A
Andrew MacRitchie	NIL	NIL	N/A
Allen Leschert	NIL	NIL	N/A

Notes:

(1)	The aggregate dollar value that would have been realized if the options had been exercised on the vesting date, based on the difference between the market price of the underlying securities at exercise and the exercise price of the options on the vesting date. Under the terms of the Company’s stock option plan, all options vest upon the grant date.
(2)	The Company does not have Incentive Plan Awards in place other than option-based awards.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides equity compensation plan information as for year ended December 31, 2017.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category (1)	(a)	(b)	(c)
Equity compensation plans approved by security holders (2)	265,000	$1.20	797,120
Equity compensation plans not approved by security holders	NIL	NIL	NIL
Total	265,000	$1.20	797,120

Notes:

(1)	The only “equity compensation plan” in place is the Company’s stock option plan. See “Option Based Awards” above.
(2)	As at December 31, 2017.

Indebtedness of Directors and Executive Officers

None of the director, executive officer, or associate of any such person, has been indebted to the Company at any time during the most recently completed financial year.

Aggregated Options Exercises During the Most Recently Completed Financial Year

During the year ended December 31, 2017, there were no Company stock options exercised.

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

At December 31, 2017, Emgold had no employees. Emgold and its subsidiaries contract staff on an as-needed basis, but usually not more than one or two individuals on a periodic basis. Emgold Mining Corporation administrative functions are primarily provided through Clearline Accounting Services (“Clearline”).

E.	Share ownership

See Item 6A, “Directors and Senior Management”, for the number and percentage of shares of the Company held by each NEO.

The following table sets forth, as at December 31, 2017, all stock options held by the directors and members of senior management of the Company, including the title and amount of securities called for by the options, the exercise price and expiration date of the options.

Stock Options Held by Directors and Senior Management as at December 31, 2017

Name and Title of Option Holder	Number of Shares Underlying Options	Title of Class	Exercise Price (Cdn$)	Expiry Date
William Witte Director
	35,000	Common	1.00	October 11, 2018
Subtotal	35,000
David Watkinson President and Chief Executive Officer, Director
	35,000	Common	1.00	October 11, 2018
Subtotal	35,000
Andrew MacRitchie Director
	35,000	Common	1.00	October 11, 2018
Subtotal	35,000
Allen Leschert Director
	35,000	Common	1.00	October 11, 2018
Subtotal	35,000
Grant Smith Chief Financial Officer
	35,000	Common	1.00	October 11, 2018
Subtotal	35,000
TOTAL	175,000	Common

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A	Major Shareholders

The Company is a publicly owned corporation, incorporated in the province of British Columbia, the shares of which are owned by residents of the United States, residents of Canada and other foreign residents. To the extent known by the directors and executive officers of the Company, the Company is not directly or indirectly owned or controlled by any corporation, government, or other natural or legal person or persons, severally or jointly. To the extent known by the directors and executive officers of the Company, as at the date of below, the holders of 5% or more of the common shares of Emgold are as follows:

-	Rawhide Mining Company LLC, holding 1,734,286 common shares, or 21.76%, as at December 31, 2017.
-	Gerbino Gold Group LLC, holding 588,123 common shares, or 7.38%, as at December 31, 2017.

All shareholders, including major and/or controlling shareholders have the same voting rights with respect to the issued common shares.

Emgold’s securities are recorded on the books of its transfer agent in registered form, however, the majority of such shares are registered in the name of intermediaries such as brokerage houses and clearing houses on behalf of their respective brokerage clients, and Emgold does not have knowledge of or access to information about the beneficial owners thereof. To the best of its knowledge, Emgold is not directly or indirectly owned or controlled by a corporation or foreign government. As of December 31, 2017, Emgold had authorized an unlimited number of common shares without par value of which 7,971,206 (2016 – 7,891,253) were issued and outstanding.

As of April 20, 2018 there were 614 registered shareholders of record holding a total of 8,399,778 common shares of Emgold. To the best of Emgold’s knowledge there were 315 registered shareholders of record with registered addresses in Canada, 282 shareholders of record with registered addresses in the United States and 17 shareholders of record with a registered address in other countries. Shares registered in intermediaries are assumed to be held by residents of the same country in which the clearing-house was located.

To the best of the Company’s knowledge, there are no arrangements in place the operation of which may result in a change of control of the Company.

B.	Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction between January 1, 2016 and December 31, 2017, except as noted below.

Related Party Transactions

Name and Principal Position	Remuneration or fees(1)	Share-based awards(2)
CEO and President - management fees	$ 94,279	NIL
A company of which the CFO is a director (3) – management fees	27,760	NIL
A company of which the CFO is a director (3) – accounting	6,360	NIL
Directors	NIL	NIL

Notes:

(1)	Amounts disclosed were paid or accrued to the related party.
(2)	The term “share-based awards” conforms to the presentation in the Company’s audited consolidated financial statements. As disclosed in Item 6 of this report, these are option-based awards.
(3)	A company of which the CFO, Grant T. Smith, is a director.

At December 31, 2017, amounts of $222,786 (2016 – $688,894) were payable to David Watkinson; amounts of $31,414 (2016 –$11,177) were payable to Clearline; All amounts were included in due to related parties.

During year 2017, David Watkinson loaned the Company $25,000. The loan has interest rates of 1% per month and is repayable on demand. He also forgave the outstanding salary payable resulting in the Company recognizing a gain of $587,500 from this settlement.

During year ended December 31, 2016, Andrew MacRitchie and William Witte loaned the Company CAD$5,000 each. The loans bear interest at 1% per month and are repayable on demand. Remaining related party balances are measured at their exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured, non-interest bearing and have no fixed term of repayment.

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

Trading Markets

The tables below list the annual high and low prices for common shares of the Company for the past five years; the high and low market prices for each quarter during the two most recent years and the first quarter of 2018; and the high and low prices for each month for the six most recent months.

	EMR Annual Share Price Range – Last 5 Years (source – TMX website, Cdn$)		EMR Annual Share Price Range – Last 5 Years (source – US OTC market, US$)
Year	High	Low	High	Low
	(Cdn$)	(Cdn$)	(US$)	(US$)
2017	0.350	0.165	0.325	0.100
2016	0.500	0.100	0.354	0.270
2015	0.100	0.100	0.211	0.012
2014	0.400	0.200	0.393	0.080
2013	0.800	0.200	0.740	0.137

EMR Quarterly Share Price – Last 2 Years

(source – TMX website, Cdn$)

	EMR Quarterly Share Price – Last 2 Years (source – TMX website, Cdn$)		EMR Quarterly Share Price – Last 2 Years (source – US OTC market, US$)
Quarter	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
Calendar 2018
Second Quarter (to Apr. 13, 2018)	0.150	0.145	0.125	0.101
First Quarter	0.210	0.150	0.176	0.107
Calendar 2017
Fourth Quarter	0.250	0.165	0.184	0.130
Third Quarter	0.305	0.200	0.253	0.150
Second Quarter	0.300	0.200	0.320	0.100
First Quarter	0.350	0.250	0.325	0.130
Calendar 2016
Fourth Quarter	0.400	0.200	0.354	0.180
Third Quarter	0.500	0.250	0.340	0.170
Second Quarter	0.400	0.200	0.310	0.070
First Quarter	0.200	0.050	0.122	0.027

	EMR Last Six Months Share Price (source – TMX website, Cdn$)		EMR Last Six Months Share Price (source – US OTC market, US$)
Month	High (Cdn$)	Low (Cdn$)	High (US$)	Low (US$)
April 2018 (to April 13, 2018)	0.150	0.145	0.125	0.101
March 2018	0.150	0.150	0.126	0.107
February 2018	0.210	0.165	0.152	0.126
January 2018	0.210	0.165	0.176	0.130
December 2017	0.220	0.130	0.168	0.130
November 2017	0.210	0.170	0.153	0.132

The high, low and closing price of the Company’s common stock on the TSX Venture Exchange on April 13, 2018, was Cdn$0.145, Cdn$0.145, and Cdn$0.145 respectively. The Company’s common shares are issued in registered form.

B.	Plan of Distribution

Not applicable.

C.	Markets

The shares of Emgold have traded in Canada on the TSX Venture Exchange (formerly the Canadian Venture Exchange and successor, by merger, to the Vancouver Stock Exchange and the Alberta Stock Exchange) since August 31, 1989. The Company’s shares are traded on the TSX Venture Exchange (“TSX-V”) under the symbol EMR, the OTC Market under the symbol EGMCF, and the Frankfurt Stock Exchange (“FRA”) under the symbol EMLM.

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

Pre-emptive Rights

There are no pre-emptive rights applicable to Emgold which provide a right to any person to participate in offerings of Emgold’s securities.

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

On October 18, 2013, Emgold adopted an Advance Notice Policy for future shareholder meetings. This was approved by Shareholders at the AGM on November 27, 2013. The purpose of the Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors of the Company. The Company is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information regarding all director nominees; and (iii) allowing shareholders to register an informed vote after having been afforded reasonable time for appropriate deliberation. The Policy is intended to further these objectives.

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

Preference Shares

Emgold has authorized an unlimited number of preference shares without par value of which none are outstanding as at December 31, 2017.

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

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally, any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

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

Passive Foreign Investment Company

United States income tax law contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is “passive income,” which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more. Emgold PFIC status has not been assessed for years ended December 31, 2016, 2015, 2014, 2013, or 2012. However, Emgold appears to have been a PFIC for the fiscal year ended December 31, 2009 and at least certain prior fiscal years. In addition, Emgold may qualify as a PFIC in future fiscal years. We strongly recommend that each U.S. Holder consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder’s tax situation.

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

Certain special, generally adverse, rules will apply with respect to Emgold common shares while Emgold is a PFIC unless the U.S. Holder makes a timely QEF election. For example, under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A.	Quantitative Information About Market Risk

As at December 31, 2017, the Company has the following foreign denominated balances, which are recorded at the U.S. dollar amount and are subject to foreign exchange risk:

Foreign Denominated Balances (Rounded ‘000’s)

	Canadian currency amount	U.S. currency amount
Cash	6,000	13,000
Accounts payable and accrued liabilities	(233,000)	(103,000)

B.	Qualitative Information About Market Risk

Transaction Risk and Currency Risk Management

Emgold’s current operations do not employ financial instruments or derivatives. Currently the Company has no long-term debt or source of revenue as the Company is in the resource exploration and early development stage on its mineral property interests.

Exchange Rate Sensitivity

The majority of Emgold’s operations are in the United States, but its administrative operations are in Canada. The Company is affected by exchange rate risk, as the equity financings by the Company to date have been denominated primarily in Canadian dollars. Excess cash is invested primarily in United States dollar denominated investments and may be affected by exchange rate risk for Canadian dollar expenditures. In future, it will be necessary to do further equity or other forms of financing. The funds may be received in either Canadian or U.S. dollars. Funds received in U.S. dollars will likely remain in U.S. dollars and be used for expenditures in U.S. dollars, to reduce exchange risk. The risk that the Company is subject to will be if expenses are incurred in Canadian dollars, with large fluctuations in the Canadian-U.S. dollar exchange rate at that time of the transaction. The Company’s potential near-term exchange risk associated with fluctuation of exchange rates is not believed to be material. Exchange gain in fiscal 2017 was a nominal amount.

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

Based upon the evaluation, our CEO and CFO have concluded that as of December 31, 2017, our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, were effective in providing reasonable assurance.

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

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures and assessed the design and the operating effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO 2013 framework) in Internal Control-Integrated Framework. Based on that assessment, management concluded that, as at the date of the audit report of the December 31, 2017 financial statements, the Company’s internal control over financial reporting was effective.

c)	Attestation Report of the registered public accounting firm.

Not applicable.

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The members of the audit committee are Messrs. William J. Witte, Allen Leschert, and Andrew MacRitchie. The Company’s Board of Directors has determined that Mr. MacRitchie qualifies as an “audit committee financial expert” and is “independent” as that term is defined under NYSE MKT rules. Mr. MacRitchie is a Chartered Professional Accountant and CFO of a resource company. The other members of the audit committee also have significant financial experience within the mining industry and are considered financially literate, and they are also considered independent.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to the Company’s chief executive officer, the chief financial officer and other members of senior management. The Company’s Code of Ethics is included as an exhibit to this Form 20-F. There have been no amendments to the code of ethics and no waivers during the year ended December 31, 2017, and to the date of this Form 20-F.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table discloses the aggregate fees billed for each of the last three fiscal years for professional services rendered by the Company’s audit firm for various services:

Professional Service Fees from Audit Firm

Services:	Years ended December 31	Years ended December 31
	2017 (Cdn$)	2016 (Cdn$)
Audit Fees	$ 26,000	$ 22,000
Audit-Related Fees (1)	--	--
Tax Fees	--	--
All Other Fees (2)	--	--
Total Fees	$ 26,000	$ 22,000

Notes:

(1)	“Audit-Related Fees” includes services that are traditionally performed by the auditor. These audit-related services include review of SEC documentation and audit or attest services not required by legislation or regulation.
(2)	Canadian Public Accounting Board and IFRS conversion fees.

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

During the year ended December 31, 2017, all of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

ITEM 16G. CORPORATE GOVERNANCE

Not applicable.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable. See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Independent Auditor’s Reports	F-1

Consolidated Statements of Financial Position as at December 31, 2017, 2016, and 2015	F-1

Consolidated Statements of Comprehensive Income for the years ended December 31, 2017, 2016, and 2015	F-1

Consolidated Statements of Changes in Shareholders’ Equity for the years ended December 31, 2017, 2016, and 2015	F-1

Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016, and 2015	F-1

Notes to the Consolidated Financial Statements for the years ended December 31, 2017, 2016, and 2015	F-1

ITEM 19. EXHIBITS

Index to Exhibits

The following exhibits are filed with, or incorporated by reference in, this Annual Report on Form 20-F.

Exhibit Number	Description
F-1	Consolidated Financial Statements for Years Ended December 31, 2017, 2016, 2015, and the Auditors’ Report.*
1.1	Articles and Memorandum of Emgold Mining Corporation, originally incorporated as 361869 B.C. Ltd. on March 17, 1989.(1)
2.1	2005 Stock Option Plan (10% Rolling) – June 8, 2005, amended December 22, 2011 and approved by the TSX-V on February 2, 2012.(2)
8.1	List of subsidiaries.(3)
11.1	Code of Ethics, effective September 1, 2005.(2)
12.1	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Executive Officer.*
12.2	Certification pursuant to Rule 13a-14(A)/15d-14(a) of Chief Financial Officer.*
13.1	Certification pursuant to 18 U.S.C. Section 1350 of Chief Executive Officer.*
13.2	Certification pursuant to 18 U.S.C. Section 1350 of Chief Financial Officer.*

Notes:

*	Filed herewith.
(1)	Previously filed as exhibit to Form 6-K on March 8, 2010 and incorporated by reference.
(2)	Previously filed as exhibit to Form 20-F on May 21, 2013 and incorporated by reference.
(3)	Previously filed as exhibit to Form 20-F on May 2, 2017 and incorporated by reference.

END OF EXHIBITS

Glossary of Geologic and Mining Terms

Anomaly	Any deviation from normal. Examples would include geologic features or concentrations of metal noticeably different than surrounding features or metals.
Arsenopyrite	A sulphide of arsenic and iron.
Assay	An analysis to determine the presence, absence or quantity of one or more components.
Axis	An imaginary hinge line about which the fold limbs are bent. The axis of a fold can be at the top or bottom of the fold, can be tilted or horizontal.
Batholith	An intrusion, usually granitic, which has a large exposed surface area and no observable bottom. Usually associated with orogenic belts. Of a large, deep-seated rock intrusion, usually granite, often forming the base of a mountain range, and uncovered only by uplifted erosion.
Bed	The smallest division of a stratified rock series, marked by a well-defined divisional plane from its neighbours above and below; an ore deposit, parallel to the stratification, constituting a regular member of the series of formations.
Bedding	Condition where planes divide sedimentary rocks of the same or different lithology.
Bedrock	Solid rock exposed at the surface of the earth, or overlain by surficial deposits.
Breccia	Rock made up of angular fragments in a matrix of finer-grained material or cementing material.
Brecciated	Rock broken up by geological forces.
Bulk sample	A very large sample, the kind of sample to take from broken rock, or from gravels and sands when testing placer deposits.
Calcite	Calcium carbonate, a mineral found in limestone, chalk and marble and metamorphic rocks.
Chalcopyrite	Copper iron sulphide mineral and an important ore of copper.
Chip sample	A sample composed of discontinuous chips taken along a rock surface across a given line.
Claim	That portion of public mineral lands, which a party has staked or marked out in accordance with provincial or state mining laws, to acquire the right to explore for the minerals under the surface.
Contact	The place or surface where two different kinds of rocks come together.
Crystalline	Means the specimen is made up of one or more groups of crystals.
Cut-off grade	The minimum grade of mineralization used to establish quantitative and qualitative estimates of total mineralization.
Deposit	A natural occurrence of a useful mineral or ore in sufficient extent and degree of concentration to invite exploitation.
Diabase	Igneous hypabyssal rocks that are transitional from volcanic to plutonic. The name is applied differently in different parts of the world leading to considerable confusion.
Diamond drill	A type of rotary drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.
Diamond drill hole	A method of obtaining a cylindrical core of rock by drilling with a diamond impregnated bit.
Dilution	Results from the mixing in of unwanted waste rock with the ore during mining.
Dip	The angle at which a stratum or drill hole is inclined from the horizontal. Alternatively, a geological measurement of the angle of maximum slope of planar elements in rocks.
Displacement	Relative movement of rock on opposite side of a fault; also known as dislocation.
Fault	A fracture or fracture zone along which there has been displacement of the sides relative to one another parallel to the fracture. Alternatively, a break in the continuity of a body of rock.
Feasibility study	Engineering study to determine if a mineral property can be developed at a profit, and which methods should be used to develop it.
Feldspar	A group of aluminum silicate minerals closely related in chemical composition and physical properties. There are two major chemical varieties of feldspar: the potassium aluminum, or potash feldspars and the sodium-calcium-aluminum, or plagioclase feldspars.

Felsic	Light-coloured silicate minerals, mainly quartz and feldspar, or an igneous rock comprised largely of felsic minerals (granite, rhyolite).
Folds	Flexures in bedded or layered rocks. They are formed when forces are applied gradually to rocks over a long period of time.
Footwall	The mass of rock that lies beneath a fault, an ore body, or a mine working; the top of the rock stratum underlying a vein or bed of ore.
Fracture	Breaks in a rock, usually due to intensive folding or faulting.
Gangue	Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.
Geochemical anomaly	An area of elevated values of a particular element in soil or rock samples collected during the preliminary reconnaissance search for locating favourable metal concentrations that could indicate the presence of surface or drill targets.
Geochemical survey	A systematic measure of the abundance of different elements in rock, soil, water, etc.
Geochemistry	Study of chemical elements in rocks or soil.
Geological mapping	Surveys defining the surface distribution of rock varieties, age relationships and structural features.
Geophysics	The study of the physical properties of rocks, minerals, and mineral deposits.
Gouge	Soft, pulverized mixture of rock and mineral material found along shear (fault) zones and produced by the differential movement across the plane of slippage.
Grab sampling	A random sample of mineralized rock with no statistical validity, taken simply to check the type of mineralization.
Grade	The concentration of each ore metal in a rock sample, usually given as weight percent. Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t). The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.
Granite	An intrusive igneous rock consisting essentially of alkali feldspar and quartz, plus micas and accessory minerals.
Graphite	A soft black form of native carbon.
Grid	A network composed of two sets of uniformly spaced parallel lines, usually intersecting at right angles and forming squares, superimposed on a map, chart, or aerial photograph, to permit identification of ground locations by means of a system of coordinates and to facilitate computation of direction and distance and size of geologic, geochemical or geophysical features.
Hanging wall
and footwall	Terms used in reference to faults when mining along a fault, your feet would be in the footwall side of the fault and the other side would be “hanging” over your head. The rock mass above a fault plane, vein, lode, ore body, or other structure, the underside of the country rock overlying a vein or bed of ore.
Heavy mineral
concentrate sample	A sample of heavy minerals collected from stream gravels and concentrated by panning.
Hectare	A square of 100 metres on each side; 10,000 square metres or 2.471 acres.
Host rock	The rock within which the ore deposit occurs.
Igneous	Rock formed by the cooling of molten silicate mineral.
Induced polarization
(I.P.) method	A geophysical method used to measure various electrical responses to the passage of alternating currents of different frequencies through near-surface rocks or to the passage of pulses of electricity.

Intermediate	An igneous rock made up of both felsic and mafic minerals (diorite).
Intrusion	General term for a body of igneous rock formed below the earth’s surface.
Intrusive rock	Any igneous rock solidified from magma beneath the earth’s surface.
Joint venture
agreement	An agreement where the parties agree to the terms on which a property will be explored, developed, and mined.
Lode	See vein.
Mafic	A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.
Magma	Naturally occurring molten rock material, generated within the earth and capable of intrusion and extrusion, from which igneous rocks have been derived through solidification and related processes. It may or may not contain suspended solids (such as crystals and rock fragments) and/or gas phases.
Massive	Implies large mass. Applied in the context of hand specimens of, for example, sulphide ores; it usually means the specimen is composed essentially of sulphides with few, if any, other constituents.
Melange	A body of rock characterized by a lack of internal continuity of contacts or strata and by the inclusion of fragments and blocks of all sized and sometimes various types, embedded in a fine-grained matrix.
Metamorphosed or
metamorphic	A rock that has been altered within the earth’s crust by physical and chemical processes including heat, pressure and fluids.
Meta-sediment	A sediment or sedimentary rock that shows evidence of metamorphosis.
Metavolcanic	An informal term for volcanic rock that shows evidence of metamorphosis.
Mesozoic	An era of geologic time, from the end of the Paleozoic era to the start of the Cenozoic, or from about 225 to about 50 million years ago.
Mineral	A naturally occurring, inorganic, solid element or compound that possesses an orderly internal arrangement of atoms and a unique set of physical and chemical properties.
Mineral claim	A legal entitlement to minerals in a certain defined area of ground.
Mineral deposit or
mineralized material	A mineralized underground body which has been intersected by sufficient closely spaced drill holes and / or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body (reserves), as prescribed under Commission standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.
Mineralization	The concentration of metals and their chemical compounds within a body of rock.
Mining lease	A claim or number of claims to which the right to mine is assigned.
Net smelter returns
royalty	Means the amount actually paid to the mine or mill owner from the sale of ore, minerals and other materials or concentrates mined and removed from mineral properties. A royalty based on net smelter returns provides cash flow that is free of any operating or capital costs and environmental liabilities.
Option agreement	An agreement where the optionee can exercise certain options to increase contracted interest in a property by making periodic payments to the optionor or by exploring, developing or producing from the optionor’s property.
Ore	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated.
Ore body	A solid and fairly continuous mass or ore.

Ore reserve	The measured quantity and grade of all or part of a mineralized body in a mine or undeveloped mineral deposit for which the mineralization is sufficiently defined and measured on three sides to form the basis of at least a preliminary mine production plan for economically viable mining.
Outcrop	An in-situ exposure of bedrock.
Paleozoic	An era of geologic time, from the end of the Precambrian to the beginning of the Mesozoic, or from about 570 to about 225 million years ago.
Pluton	Term for an igneous intrusion, usually formed from magma.
Pyrite	Iron sulphide (FeS2)
Qualified person	In accordance with NI 43-101, a “qualified person” means an individual with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these. This person must also have experience relevant to the subject matter of the mineral project, and must be member in good standing of a professional association.
Quartz	A mineral composed of silicon dioxide.
Reclamation bond	Usually required when mechanized work is contemplated. Used to reclaim any workings or put right any damage, if your reclamation does not satisfy the requirements of the regulations.
Reconnaissance	A general examination or survey of a region with reference to its main features, usually as a preliminary step to a more detailed survey.
Replacement
mineralization	Mineral deposit formed by replacement of previous rock.
Reverse circulation
drill	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.
Rock chip sample	A rock sample consisting of chips collected continuously over a specified width.
Rotary drilling	A drilling method where a hard-toothed bit rotates at the bottom of a drill pipe, grinding a hole into the rock. Lubrication is provided by continuously circulating drilling fluid, which brings the rock cuttings to the surface.
Royalty interest	A royalty interest is tied to a unit of production, such as tonne of concentrate or ounce of gold or silver produced. A common form of royalty interest is the net smelter return.
Sample	Small amount of material that is supposed to be absolutely typical or representative of the object being sampled.
Schist	A strongly foliated crystalline rock, formed by dynamic metamorphism, that has well-developed parallelism of more than 50% of the minerals present, particularly those of lamellar or elongate prismatic habit, e.g. mica and hornblende.
Sedimentary	A rock formed from cemented or compacted sediments.
Sediments	Are composed of the debris resulting from the weathering and break-up of other rocks that have been deposited by or carried to the oceans by rivers, or left over from glacial erosion or sometimes from wind action.
Sericite	A fine-grained variety of mica occurring in small scales, especially in schists.
Shaft	Vertical opening downwards.
Showing	A rock outcrop revealing the presence of a certain mineral.
Silicate	Most rocks are made up of a small number of silicate minerals ranging from quartz (SiO2) to more complex minerals such as orthoclase feldspar (KAlSi3O8) or hornblende (Ca2Na(Mg,Fe)4(Al,Fe,Ti)Si8)22(OH)2).
Soil sampling	Systematic collection of soil samples at a series of different locations in order to study the distribution of soil geochemical values.
Sphalerite	A zinc sulphide, ZnS, which may contain some iron and cadmium; the principal ore of zinc and cadmium.
Stock	An igneous intrusive body of unknown depth with a surface exposure of less than 104 square kilometres. The sides, or contacts, of a stock, like those of a batholith, are usually steep and broaden with depth.

Stock work	A mineral deposit consisting of a three-dimensional network of closely spaced planar or irregular veinlets.
Stope	An excavation in a mine from which ore is, or has been, extracted.
Strike	The bearing, or magnetic compass direction, of an imaginary line formed by the intersection of a horizontal plane with any planar surface, most commonly with bedding planes or foliation planes in rocks.
Tailings	Material rejected from a mill after recoverable valuable minerals have been extracted.
Tailings pond	A pond where tailings are disposed.
Trenching	The act of blasting or digging through overburden or outcrop to attend fresh bedrock for mapping and sampling.
Veins	The mineral deposits that are found filling openings in rocks created by faults or replacing rocks on either side of faults.
Waste	Rock which is not ore. Usually referred to that rock which has to be removed during the normal course of mining in order to get at the ore.
Workings	A part of a mine, quarry, etc., where work is or has been done.

SIGNATURES

Emgold Mining Corporation hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

EMGOLD MINING CORPORATION

Per:

/s/ David G. Watkinson _____________________
David G. Watkinson, Chief Executive Officer

/s/ Grant T. Smith_________________________
Grant T. Smith, Chief Financial Officer

DATED: April 30, 2018