Form 20-F/A
period 2017-12-31
EMGOLD MINING CORP
filed 2018-05-08
CIK 1199392

Use these links to rapidly review the document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A

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

Emerging growth company ☑

EXPLANATORY NOTE

Emgold Mining Corporation (the “Company”) is filing this Amendment on Form 20-F/A (this “Amendment”) to its Report on Form 20-F, dated April 30, 2018 (the “Original 20-F”), solely to add the XBRL portion to this filing.

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

DATED: May 8, 2018